FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica - 2016 Annual Accounts

	• Account Auditor’s Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2016.	4

	• Account Auditor’s Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2016.	267

Telefónica, S.A. hereby submits the Individual Annual Accounts of “Telefónica, S.A.” and the Consolidated Annual Accounts of “Telefónica S.A.” and its “Group of Subsidiaries” for 2016 financial year, that have been filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores - CNMV).

The aforesaid Annual Accounts will be submitted for approval of the next Annual General Shareholders’ Meeting of the Company, the dates of which will be announced due course.

Madrid, February 23rd, 2017

AUDIT REPORT, ANNUAL FINANCIAL STATEMENTS, AND

MANAGEMENT REPORT OF TELEFÓNICA, S.A., ALL FOR THE

YEAR ENDED DECEMBER 31, 2016

Independent Audit Report

TELEFÓNICA, S.A.

Financial Statements and Management Report

for the year ended

December 31, 2016

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 24)

INDEPENDENT AUDIT REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

Report on the financial statements

We have audited the accompanying financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2016, and the income statement, the statement of changes in equity, the cash flow statement, and the notes thereto for the year then ended.

Directors’ responsibility for the financial statements

The Directors are responsible for the preparation of the accompanying financial statements so that they give a true and fair view of the equity and financial position and the results of Telefónica, S.A., in accordance with the regulatory framework for financial information applicable to the Entity in Spain, identified in Note 2.a to the accompanying financial statements, and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We conducted our audit in accordance with prevailing audit regulations in Spain. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of financial statements by the Directors of the Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2016, and its results and cash flow for the year then ended, in accordance with the applicable regulatory framework for financial information in Spain, and specifically the accounting principles and criteria contained therein.

Report on other legal and regulatory requirements

The accompanying 2016 management report contains such explanations as the Directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2016 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

/s/ Alicia Martínez Durán
Alicia Martínez Durán

February 23, 2017

2

2016

TELEFÓNICA, S.A.

Annual financial statements and management report for the year ended December 31, 2016

Financial Statements

Telefónica, S.A.

Balance sheet at December 31

Millions of euros
	Notes	2016	2015 (*)
ASSETS
NON-CURRENT ASSETS		76,817	62,177
Intangible assets	5	23	28
Software		9	8
Other intangible assets		14	20
Property, plant and equipment	6	205	222
Land and buildings		131	143
Plant and other PP&E items		53	62
Property, plant and equipment under construction and prepayments		21	17
Investment property	7	399	401
Land		94	94
Buildings		305	307
Non-current investments in Group companies and associates	8	68,211	50,300
Equity instruments		65,249	47,971
Loans to Group companies and associates		2,950	2,313
Other financial assets		12	16
Financial investments	9	5,016	5,073
Equity instruments		339	384
Loans to third parties		—	41
Derivatives	16	4,667	4,638
Other financial assets	9	10	10
Deferred tax assets	17	2,963	6,153
CURRENT ASSETS		6,443	22,809
Net assets held for sale	8	—	12,508
Trade and other receivables	10	447	594
Current investments in Group companies and associates	8	3,227	7,504
Loans to Group companies and associates		3,167	7,426
Derivatives	16	30	40
Other financial assets		30	38
Investments	9	1,942	2,060
Loans to companies		42	60
Derivatives	16	1,652	1,996
Other financial assets		248	4
Accruals		16	33
Cash and cash equivalents		811	110

TOTAL ASSETS		83,260	84,986

The accompanying Notes 1 to 24 and Appendix I and II are an integral part of these balance sheets

(*)	Revised data, see Note 2

Telefónica, S.A.    4

Financial Statements

Millions of euros
	Notes	2016	2015 (*)
Equity and liabilities
EQUITY		20,277	23,136
CAPITAL AND RESERVES		20,943	23,926
Share capital	11	5,038	4,975
Share premium	11	3,227	3,227
Reserves	11	12,928	18,081
Legal		985	984
Other reserves		11,943	17,097
Treasury shares and own equity instruments	11	(1,480)	(1,656)
Profit for the year	3	24	5
Interim dividend	3	—	(1,912)
Other equity instruments	11	1,206	1,206
UNREALIZED GAINS (LOSSES) RESERVE	11	(666)	(790)
Available-for-sale financial assets		8	11
Hedging instruments		(674)	(801)
NON-CURRENT LIABILITIES		45,471	46,255
Non-current provisions	18	367	835
Non-current borrowings	12	7,249	8,610
Bonds and other marketable debt securities	13	—	800
Bank borrowings	14	4,427	4,825
Derivatives	16	2,684	2,847
Other debts		138	138
Non-current borrowings from Group companies and associates	15	37,274	36,683
Deferred tax liabilities	17	571	88
Long term deferred revenues		10	39
CURRENT LIABILITIES		17,512	15,595
Current provisions	18	121	43
Current borrowings	12	3,712	1,628
Bonds and other marketable debt securities	13	1,158	85
Bank borrowings	14	1,635	1,269
Derivatives	16	679	274
Other financial liabilities	14	240	—
Current borrowings from Group companies and associates	15	13,146	13,217
Trade and other payables	18	486	619
Accruals		47	88

TOTAL EQUITY AND LIABILITIES		83,260	84,986

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these balance sheets

(*)	Revised data, see Note 2

Telefónica, S.A.    5

Financial Statements

Telefónica, S.A.

Income statements for the years ended December 31

Millions of euros	Notes	2016	2015 (*)
Revenue	19	2,710	5,936
Rendering of services to Group companies and associates		548	599
Rendering of services to non-group companies		59	4
Dividends from Group companies and associates		1,928	5,171
Interest income on loans to Group companies and associates		175	162
Impairment and gains (losses) on disposal of financial instruments		3,045	(5,309)
Impairment losses and other losses	8	2,049	(5,309)
Gains (losses) on disposal and other gains and losses	8	996	—
Other operating income	19	46	91
Non-core and other current operating revenue - Group companies and associates		30	22
Non-core and other current operating revenue - non-group companies		16	69
Employees benefits expense	19	(310)	(315)
Wages, salaries and others		(281)	(284)
Social security costs		(29)	(31)
Other operational expense		(356)	(786)
External services - Group companies and associates	19	(109)	(135)
External services - non-group companies	19	(252)	(624)
Taxes other than income tax		5	(27)
Depreciation and amortization	5, 6 and 7	(38)	(46)
Gains (losses) on disposal of fixed assets		(4)	17
OPERATING PROFIT		5,093	(412)
Finance revenue	19	922	593
Finance costs	19	(2,996)	(2,804)
Change in fair value of financial instruments		—	(19)
Gain (loss) on available-for-sale financial assets recognized in the period	9 and 11	—	(19)
Exchange rate gains (losses)	19	(170)	(98)
Impairment and gains (losses) on disposal of financial instruments with third-parties	9.3 and 19.9	17	426
NET FINANCIAL EXPENSE		(2,227)	(1,902)
PROFIT BEFORE TAX	21	2,866	(2,314)
Income tax	17	(2,842)	2,319
PROFIT FOR THE YEAR CONTINUED OPERATIONS		24	5
Discontinued operations net of taxes	2 and 22	—	—
PROFIT FOR THE YEAR		24	5

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these income statements

(*)	Revised data, see Note 2

Telefónica, S.A.    6

Financial Statements

Telefónica, S.A.

Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense

Millions of euros	Notes	2016	2015 (*)
Profit of the period		24	5

Total income and expense recognized directly in equity	11	368	580

From measurement of available-for-sale financial assets		13	467
From cash flow hedges		477	380
Income tax impact		(122)	(267)

Total amounts transferred to income statement	11	(244)	(306)

From measurement of available-for-sale financial assets		(17)	(481)
From cash flow hedges		(308)	56
Income tax impact		81	119

TOTAL RECOGNIZED INCOME AND EXPENSE		148	279

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these statements of changes in equity.

(*)	Revised data, see Note 2

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit for the year	Interim dividend	Other net equity instruments	Net unrealized gains (losses) reserve	Total
Balance at December 31, (*)	4,657	19,118	(1,587)	2,604	(1,790)	1,206	(1,064)	23,144

Total recognized income and expense	—	—	—	5	—	—	274	279

Transactions with shareholders and owners	318	1,374	(69)	—	(1,912)	—	—	(289)
Dividends paid (Note 11)	111	(448)	—	—	(1,912)	—	—	(2,249)
Transactions with treasury shares or own equity instruments (net)	—	(75)	(1,510)	—	—	—	—	(1,585)
Other transactions with shareholders and owners	—	(17)	555	—	—	—	—	538
Other movements	—	2	—	—	—	—	—	2
Appropriation of prior year profit (loss)	—	814	—	(2,604)	1,790	—	—	—
Balance at December 31, (*)	4,975	21,308	(1,656)	5	(1,912)	1,206	(790)	23,136

Total recognized income and expense	—	—	—	24	—	—	124	148

Transactions with shareholders and owners	63	(3,247)	176	—	—	—	—	(3,008)
Capital decreases (Note 11)	(74)	(739)	813	—	—	—	—	—
Dividends paid (Note 11)	137	(2,543)	—	—	—	—	—	(2,406)
Other transactions with shareholders and owners	—	35	(637)	—	—	—	—	(602)
Other movements	—	1	—	—	—	—	—	1
Appropriation of prior year profit (loss)	—	(1,907)	—	(5)	1,912	—	—	—
Balance at December 31, 2016	5,038	16,155	(1,480)	24	—	1,206	(666)	20,277

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these statements of changes in equity.

(*)	Revised data, see Note 2

Telefónica, S.A.    7

Financial Statements

Telefónica, S.A.

Cash flow statements for the years ended December 31

Millions of euros	Notes	2016	2015 (*)
A) CASH FLOWS FROM OPERATING ACTIVITIES		3,193	2,451
Profit before tax		2,866	(2,314)
Adjustments to profit:		(2,855)	1,988
Depreciation and amortization	5,6 and 7	38	46
Impairment of investments in Group companies and associates	8	(2,049)	5,309
Change in long term provisions		24	81
Gains on the sale of financial assets		(992)	5
Losses on disposal of property, plant and equipment		—	(22)
Dividends from Group companies and associates	19	(1,928)	(5,171)
Interest income on loans to Group companies and associates	19	(175)	(162)
Net financial expense		2,227	1,902
Change in working capital		(132)	337
Trade and other receivables		43	165
Other current assets		39	(26)
Trade and other payables		(156)	222
Other current liabilities		(58)	(24)
Other cash flows from operating activities	21	3,314	2,440
Net interest paid		(1,868)	(1,801)
Dividends received		4,212	3,091
Income tax receipts		970	1,150
Other payments/proceeds from operating activities		—	—
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES		(1,563)	(2,867)
Payments on investments	21	(5,002)	(4,915)
Proceeds from disposals	21	3,439	2,048
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(924)	(4,042)
Payments on equity instruments		(624)	(1,626)
Proceeds from financial liabilities	21	2,095	(3,227)
Debt issues		15,884	8,465
Repayment and redemption of debt		(13,789)	(11,692)
Capital increase			3,048
Dividends paid	21	(2,395)	(2,237)
D) NET FOREIGN EXCHANGE DIFFERENCE		(5)	(16)
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		701	(4,474)
Cash and cash equivalents at January 1		110	4,584
Cash and cash equivalents at December 31		811	110

Notes 1 to 24 and Appendices I and II are an integral part of these cash flow statements.

(*)	Revised data see Note 2

Telefónica, S.A.    8

Financial Statements

TELEFÓNICA, S.A.

Annual financial statements for the ended December 31, 2016

Note 1. Introduction and general information

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A.    9

Financial Statements

Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 602/2016, dated December 2, 2016 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2016.

The accompanying financial statements for the year ended December 31, 2016 were prepared by the Company’s Board of Directors at its meeting on February 22, 2017 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b) Comparison of information

In 2015 and 2016 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the Annual Financial Statements of both years.

As a consequence of the sale agreement signed on March, 24, 2015 between Telefónica, S.A. and Hutchison 3G UK Investment Limited and Hutchison 3G UK Holdings (CI) Limited (together, “Hutchison”) and according to PGC 2007 Valuation Rule Nº 7, 11 caption, the figures related to the investment in Telefónica Europe, plc and the transactions with this company were classified as held for sale assets and discontinued operations, respectively, in 2015 Annual Financial Statements.

On May 11, 2016 the European Commission made public its decision to prohibit the transaction. Following this decision, the Board of Directors of Telefónica at its meeting on June 29, 2016 agreed that Telefónica will continue to explore different strategic alternatives for O2 UK, to be implemented when market conditions are deemed appropriate. Given that the execution of a sale transaction is less certain, following the submission of the financial information of the second quarter of 2016 Telefónica’s operations in UK were no longer presented as discontinued operations and data related to the investment in Telefónica Europe, plc ceased to be classified as held for sale. Thus, items are presented line by line according to their nature in financial statements. Comparative financial statements have been amended accordingly with respect to those published in the financial statements for the year 2015. The impacts of this classification change are described in Note 22.

In accordance with PGC 2007 approved by Royal Decree 1514/2007, goodwill and intangible assets with indefinite useful life were not amortized. However, following the provisions of Royal Decree 602/2016, dated December 2, 2016, that modify PGC 2007, starting January 1, 2016 the Company amortizes goodwill and intangibles with indefinite useful lives on a systematic basis.

Pursuant to the sole transitory provision of the mentioned Royal Decree 602/2016, in 2016 the Company elected to retrospectively amortize the carrying amount of goodwill and intangible assets with indefinite useful lives (see Note 5). Thus, amortization charges for all periods prior to 2015 have been recognized in reserves, on a straight-line basis and over a ten-year useful life starting January 1, 2008, which is the initial date of the period in which the currently in force PGC 2007 was first applied.

Telefónica, S.A.    10

Financial Statements

Therefore, comparative information for earlier periods presented has been adjusted for application of these new requirements, as follows:

•	An increase in the intangible asset amortization with a charge to,

•	Initial balance of reserves as of December 31, 2015 amounting to 24 million euros, including a balance of 10 million euros related to the non-distributable reserve for goodwill amortization (see Note 11.c).

•	Amortization charge amounting to 3 million euros in the profit and loss account for the year ended December 31, 2015.

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In note 8.2 it is assessed the impairment of these investments.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.

Telefónica, S.A.    11

Financial Statements

Note 3. Proposed appropriation of profit

Telefónica, S.A. obtained 24 million euros of profit in 2016. Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2016 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	24
Distribution to:
Legal reserve	2
Interim Dividend	22

Telefónica, S.A.    12

Financial Statements

Note 4. Recognition and measurement accounting policies

As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.

Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4 - 10

Telefónica, S.A.    13

Financial Statements

Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

Telefónica bases the calculation of impairment on the business plans of the various companies approved by the Board of Directors’ of Telefónica, S.A. to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.

d) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

Telefónica, S.A.    14

Financial Statements

f) Related party transactions

In mergers and spin-offs of businesses involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions of businesses between Group companies, and in cases of dividends, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).

In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to the NOFCAC. Any accounting difference is recognized in reserves.

g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2016 and 2015 are as follows:

Millions of euros
Item	2016	2015 (*)
Total assets	123,641	120,329

Equity:
Attributable to equity holders of the parent	18,157	15,771
Attributable to minority interests	10,228	9,665
Revenue from operations	52,036	54,916
Profit for the year:
Attributable to equity holders of the parent	2,369	616
Attributable to minority interests	30	135

(*)	Amended data

Telefónica, S.A.    15

Financial Statements

Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2016 and 2015 are as follows:

2016

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	254	8	(33)	1	230
Software	132	3	—	5	140
Other intangible assets	122	5	(33)	(4)	90
ACCUMULATED AMORTIZATION	(226)	(13)	33	(1)	(207)
Software	(124)	(7)	—	—	(131)
Other intangible assets	(102)	(6)	33	(1)	(76)
Net carrying amount	28	(5)	—	—	23

2015

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	274	8	(30)	2	254
Software	129	2	—	1	132
Other intangible assets	145	6	(30)	1	122
ACCUMULATED AMORTIZATION	(240)	(16)	30	—	(226)
Software	(116)	(8)	—	—	(124)
Other intangible assets (*)	(124)	(8)	30	—	(102)
Net carrying amount	34	(8)	—	2	28

(*)	Revised data, see Note 2

At December 31, 2016 and 2015 commitments exist to acquire intangible assets amounting to 1.4 and 0.2 million euros, respectively.

At December 31, 2016 and 2015, the Company had 140 million euros and 164 million euros, respectively, of fully amortized intangible assets.

After the merger of Terra Networks, S.A. with Telefónica, S.A., in 2006 the Company registered a goodwill, which was amortized on an annual basis until the entry into force of PGC 2007. As of December 31, 2007 that asset had a net carrying amount of 33.9 million euros. Subsequently, Telefónica, S.A. tested for impairment that asset every year, which did not disclose any need to recognise a write-down. The Company has set aside 1.6 million euros annually (5% of the net carrying amount of the asset) of its profit to a non-distributable reserve for goodwill amortization. The balance of this reserve at December 31, 2015 was 12 million euros.

After the publication of Royal Decree 602/2016, on December, 2, 2016, modifying PGC 2007, the Company has amortized all its intangible assets with infinite useful life in a retrospective way since they had not been amortized when PGC 2007 entered into force. Retrospective amortization was obliged to revise 2015 figures of other intangible asset amortization, in the amounts detailed in Note 2.

Telefónica, S.A.    16

Financial Statements

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2016 and 2015 are as follows:

2016

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	572	8	—	(11)	569
Land and buildings	232	—	—	(9)	223
Plant and other PP&E items	323	1	—	1	325
Property, plant and equipment under construction and prepayments	17	7	—	(3)	21
ACCUMULATED DEPRECIATION	(350)	(14)	—	—	(364)
Buildings	(89)	(3)	—	—	(92)
Plant and other PP&E items	(261)	(11)	—	—	(272)
Net carrying amount	222	(6)	—	(11)	205

2015

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	557	24	(7)	(2)	572
Land and buildings	228	8	(4)	—	232
Plant and other PP&E items	322	3	(2)	—	323
Property, plant and equipment under construction and prepayments	7	13	(1)	(2)	17
ACCUMULATED DEPRECIATION	(332)	(20)	2	—	(350)
Buildings	(86)	(3)	—	—	(89)
Plant and other PP&E items	(246)	(17)	2	—	(261)
Net carrying amount	225	4	(5)	(2)	222

Firm commitments to acquire property, plant and equipment at December 31, 2016 and 2015 amounted to 3 million euros and 1 million euros, respectively. At December 31, 2016 and 2015, the Company had 205 million euros and 178 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A.    17

Financial Statements

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 70 million euros and 68 million euros at the 2016 and 2015 year-ends, respectively. Also included is the net carrying amount of the remaining assets (mainly plant and property) of 30 and 37 million euros at December 31, 2016 and 2015, respectively. The land and buildings rented to other Group Companies have been included as “Investment properties” in Note 7.

Telefónica, S.A.    18

Financial Statements

Note 7. Investment properties

The movements in the items composing investment properties in 2016 and 2015 and the related accumulated depreciation are as follows:

2016

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	486	—	—	9	495
Land	94	—	—	—	94
Buildings	392	—	—	9	401
ACCUMULATED DEPRECIATION	(85)	(11)	—	—	(96)
Buildings	(85)	(11)	—	—	(96)
Net carrying amount	401	(11)	—	9	399
2015
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	499	—	(13)	—	486
Land	94	—	—	—	94
Buildings	405	—	(13)	—	392
ACCUMULATED DEPRECIATION	(82)	(10)	7	—	(85)
Buildings	(82)	(10)	7	—	(85)
Net carrying amount	417	(10)	(6)	—	401

“Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the Distrito Telefónica head offices in Madrid and the building of its headquarters in Barcelona, known as “Diagonal 00”.

In October 2015 the sale of the building addressed in Don Ramón de la Cruz street (Madrid) was completed. This building had been rented as a whole to other Group companies. The profit from the sale of the asset amounting to 22 million euros was booked as “Profit from the sale of fixed assets” in the income statement.

In 2016, the Company has buildings with a total area of 311,128 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 95.35% of the buildings it has earmarked for lease. In 2015, it had a total of 328,314 square meters leased, equivalent to an occupancy rate of 93.27% of the buildings earmarked for lease.

Telefónica, S.A.    19

Financial Statements

Total income from leased buildings in 2016 (see Note 19.1) amounted to 44 million euros (48 million euros in 2015). Future minimum rentals receivable under non-cancellable leases are as follows:

	2016	2015
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	40	44
Between two and five years	5	9
Over 5 years	1	1

Total	46	54

The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2016 for a non-cancellable period of 12 months. The figures also include non-cancellable lease revenue from Diagonal 00, the contracts for which expire in July 2017.

The main contracts of operating leases in which Telefónica, S.A. acts as lessee and there is no sub-lease are described in Note 19.5.

Telefónica, S.A.    20

Financial Statements

Note 8. Investments in group companies and associates

8.1. The movements in the items composing investments in Group companies, joint ventures and associates in 2016 and 2015 are as follows:

2016

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	47,971	6,446	(236)	12,338	—	(619)	(651)	65,249	127,748
Equity instruments (Cost)	62,182	4,397	(285)	26,154	—	(619)	(651)	91,178
Impairment losses	(14,211)	2,049	49	(13,816)	—	—	—	(25,929)
Loans to Group companies and associates	2,313	1,853	(1,315)	191	(92)	—	—	2,950	2,985
Other financial assets	16	11	—	(15)	—	—	—	12	12

Total non-current investment in Group companies and associates	50,300	8,310	(1,551)	12,514	(92)	(619)	(651)	68,211	130,745

Loans to Group companies and associates	7,426	1,293	(5,400)	(181)	29	—	—	3,167	3,171
Derivatives	40	30	(40)	—	—	—	—	30	30
Other financial assets	38	6	(29)	15	—	—	—	30	30

Total current investments in Group companies and associates	7,504	1,329	(5,469)	(166)	29	—	—	3,227	3,231

(1)	Fair value at December 31, 2016 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

2015

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	59,123	2,354	(340)	(13,166)	—	—	—	47,971	110,470
Equity instruments (Cost)	82,005	6,811	(340)	(26,294)	—	—	—	62,182
Impairment losses	(22,882)	(4,457)	—	13,128	—	—	—	(14,211)
Loans to Group companies and associates	3,227	124	(202)	(795)	(41)	—	—	2,313	2,337
Other financial assets	17	18	—	(19)	—	—	—	16	16

Total non-current investment in Group companies and associates	62,367	2,496	(542)	(13,980)	(41)	—	—	50,300	112,823

Loans to Group companies and associates	5,031	4,779	(3,108)	795	(71)	—	—	7,426	7,438
Derivatives	105	40	(105)	—	—	—	—	40	40
Other financial assets	32	19	(32)	19	—	—	—	38	38

Total current investments in Group companies and associates	5,168	4,838	(3,245)	814	(71)	—	—	7,504	7,516

(1)	Fair value at December 31, 2015 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

Telefónica, S.A.    21

Financial Statements

The most significant transactions occurred in 2016 and 2015 as well as their accounting impacts are described below:

2016

As detailed in Note 2, following the decision of the European Commission to prohibit the sale of Telefónica Europe, plc to the Hutchison Whampoa Group, and as a consequence of the strategy approved by the Board of Directors of Telefónica at its meeting on June 29, 2016, the investment in the company which was previosly considered as a “Held for sale asset” has been reclassified to the “Long Term investment in Group companies and associates” caption amounting to 12,501 million euros. The reclassification is shown in 2015 and 2016 charts of movements under the “Transfers” column.

During the first semester of 2016, Telefónica has decided to rearrange the assets related to infrastructures of the Group, including the telecommunication towers as well as the network of underwater and terrestrial optic fiber unifying the concept within the same holding company (Telxius Telecom, S.A.U.). In the framework of this reorganization the following investing transactions have been made by Telefónica, S.A.:

•	On January 29, 2016, Telefónica Internacional, S.A.U. sold at its net book value the 50% of its stake in Telefónica América, S.A. to Telefónica, S.A. After this transaction Telefónica, S.A. became the sole stakeholder of Telefónica America, S.A.U. On March 7th, 2016, the company’s denomination was changed to Telxius Telecom, S.A.U. Telxius Telecom, S.A.U. was thus designated to be the parent company of the rearranged group of the above mentioned infrastructure entities.

•	On February 16, 2016 Telefónica Móviles España, S.A.U. carried out a partial split-off of Wireless Towers, S.L.U. (a newly-incorporated company renamed after as Telxius Torres España, S.L.U.) with the aim of placing in this new company the business line of ownership and exploitation of mobile phone towers. Telefónica, S.A. has recorded the split-off transaction at book value of the assets (214 million euros), and therefore it is not reflected in the chart of movements above.

•	On March 28, 2016 Telefónica International Wholesale Services América, S.A. executed a capital increase of 187 million dollars fully subscribed and paid pro-rata by the shareholders. The transaction implied a disboursement of 122 million euros for Telefónica, S.A., included as “Additions” in the 2016 chart of movements. The funds were used to compensate prior years’ negative reserves before the nonmonetary contribution of the company to Telxius Telecom, S.A.U. The contribution was completed on March 31 at its book value (448 million euros), and therefore it is not reflected in the chart of movements above.

•	On March 30, 2016 Telxius Telecom, S.A.U. made a capital increase of 1,450 million euros fully subscribed and paid by the Company. On May 27, 2016 an additional capital increase was carried forward amounting to 502 million euros, also fully subscribed and paid by Telefónica, S.A. The total amount of these transactions is shown as Additions in 2016 chart.

•	On March 31, 2016, Telxius entered into a purchase agreement to acquire all the shares of Telxius Torres España, S.L.U. from Telefónica, S.A. at fair value (1,210 million euros). The profit of the transaction amounts to 996 million euros in the income statement of Telefónica, S.A.

Telefónica, S.A.    22

Financial Statements

On the other hand, with respect to the investment of Telefónica, S.A. in Colombia Telecomunicaciones, S.A., this company and its shareholders are analyzing the most appropriate steps to strengthen their equity position.

2015

Once the pertinent regulatory authorizations were obtained on April 27, 2015, and with the aim of raising the funds needed to complete the acquisition of Global Village Telecom, S.A. and its parent company GVT Participaçoes, S.A. the General Shareholdings’ Meeting of Telefônica Brasil, S.A. launched a capital increase of 15,812 million reales. Telefónica, S.A. subscribed 3,995 million reales (equivalent to 1,262 million euros). On the same date, and with the object of subscribing the above mentioned capital increase, SP Telecomunicaçoes Participaçoes, Ltda approved a capital increase of 3,223 million reales. Telefónica, S.A. paid 1,270 million reales (equivalent to 401 million euros).

On June 24, 2015 and in compliance with the undertakings assumed in the agreement entered into for the acquisition of Global Village Telecom, S.A. (GVT), it has, through its 100% subsidiary Telco TE S.p.A., delivered 1,110 million ordinary shares of Telecom Italia S.p.A. (representing 8.2% of its ordinary shares ) to Vivendi, S.A. and has received from Vivendi, S.A. all the ordinary shares and part of the preferred shares of Telefônica Brasil S.A. that Vivendi S.A.received as consideration for the sale of GVT, which together represent 4.5% of the total share capital of Telefônica Brasil S.A.The fair value of Telecom Italia shares contributed to Vivendi has been calculated using the quoted price at the approval date amounting to 1,264 million euros. This same amount has been used to value the 4.5% additional investment in Telefônica Brasil, S.A.

On July 29, 2015, Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46 million of its treasury shares in exchange for 58.4 million of Telefônica Brasil, S.A. shares, representing aproximately 3.5% of the share capital of Telefônica Brasil, S.A. The execution of the agreement was performed on September 16, 2015 and valued at the quoted price of Telefónica’s shares at that date, 538 million euros.

As a consequence of the aforementioned transactions, the direct stake of Telefónica, S.A. in Telefônica Brasil, S.A. was increased to 29.77% and the stake at SP Telecomunicaçoes Participaçoes, Ltda is 39.4% of its capital.

On June 18, 2015 the public deed of Telco, S.p.A.’s spin off transaction was filed to the Companies Register. As a result of the process, Telecom Italia, S.p.A. ordinary shares owned by Telco, S.p.A. (equivalent to a 22.3% of the company’s share capital) were transferred to its stakeholders. Therefore, Telefónica, S.A. through a 100% owned newly incorporated subsidiary, Telco TE, S.p.A. received ordinary shares representing 14.72% of Telecom Italia’s share capital. In this same spin off process, Telco TE, S.p.A. registered the part of the liability that Telco, S.p.A. owed its stakeholders, pro-rata their percentage of ownership. The net book value of assets and liabilities registered was 603 million euros and it is included as “additions” in the table of movements above (Note 9.3.).

On the other hand, Telco TE S.p.A. entered into a purchase agreement with a financing institution for the sale of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of 1,025 million euros.

Likewise, Telefónica has arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A., issued by Telefónica, S.A. in July 2014.

Telefónica, S.A. has therefore ended the divesting process of its indirect stake at Telecom Italia, S.p.A., in accordance with the regulatory and competence requirements.

Telefónica, S.A.    23

Financial Statements

Other movements

The column “Dividends” contains mainly a distribution of reserves made by Telco TE, S.p.A. amounting to 603 million euros. These reserves were originated prior to the investment in the company.

Movement in “Transfers” in “Loans to Group Companies and Associates” both 2016 and 2015 mainly includes the reclassification between long-term and current loans in accordance with the loan maturity schedule.

In addition to the aforementioned reclassification of the investment in Telefónica Europe, plc, in 2015 “Transfers” figure under the caption of “Equity Instruments” the reclassification to “Held for sale assets” of the net carrying amount of the investment in Telefónica Gestión de Servicios Compartidos España, S.A.U. amounting to 8 million euros.

“Impairment losses” Transfers in both 2016 and 2015 corresponds to the reclassification of the negative carrying amount of certain investments amounting to -163 and 31 million euros, respectively.

In 2016 and 2015, Telefónica, S.A. bought and sold the following shareholdings:

a) Acquisitions of investments and capital increases (Additions):

Millions of euros Companies	2016	2015
Telefônica Brasil, S.A.	—	3,064
Sao Paulo Telecomunicaçoes, Ltda	—	401
Telefónica Internacional, S.A.U.	—	2,157
Telxius Telecom, S.A.U.	1,952	—
Telefónica de Contenidos, S.A.U.	733	—
Telefónica Digital Holding, S.L.U.	301	399
Telefónica Móviles Argentina Group	327	—
Telco TE, S.p.A	—	603
Telefónica Móviles México, S.A. de C.V.	548	110
Telefónica Global Technology, S.A.U.	202	—
Other companies	334	77

Total Group companies and associates	4,397	6,811

2016

Additions related to Telxius Telecom, S.A.U. have been fully described at the beginning of this Note. “Other companies” includes the amount of the capital increase carried out by Telefónica International Wholesale Services América, S.A. amounting to 122 million euros also detailed at the beginning of this Note.

On January 27, 2016 Telefónica de Contenidos, S.A.U. made a capital increase amounting to 733 million euros totally subscribed and paid by the Telefónica, S.A.

On April 5, 2016 and with the aim of financing its subsidiary Telefónica Digital UK, Telefónica Digital Holding, S.L.U. executed a capital increase of 301 million euros fully subscribed and paid by its shareholder Telefónica, S.A.

On May 1, 2016 Telefónica, S.A. has granted Telefónica Móviles Argentina Holdings, S.A. with credits over Telefónica Móviles Argentina, S.A. amounting to a total of 1,110 million Argentinian pesos, including nocional and accrued interests. On May 5, 2016 the Company has subscribed a capital increase launched by Telefónica Móviles Argentina, S.A., pro-rata its stake, with a disboursement of 174 million Argentinian pesos, equivalent to 11 million euros. In addition, on June 16, 2016, Telefónica, S.A. has made an irrevocable capital contribution of 280 million dollars (248 million euros) in Telefónica Móviles Argentina, S.A. After this contribution the Company has increased its stake form 15.4% to 21.1%.

In order to provide Telefónica México, S.A. de C.V. with the funds needed to cancel credit lines, in December 2016 the subsidary has made a capital increase amounting to 548 million euros fully subscribed and paid by its sole stakeholder, Telefónica, S.A.

As of June 22, Telefónica, S.A. has capitalized all the equity loans given to its subsidiary Telefónica Global Technology, S.A.U. amounting to 202 million euros.

Telefónica, S.A.    24

Financial Statements

2015

Transactions referring the investment increase in Telefônica Brasil, S.A. and Sao Paulo Telecomunicaçoes, Ltda have been detailed at the beginning of this Note.

On June 25, 2015 Telefónica Internacional, S.A.U. made a capital increase with share premium reserve amounting to 2,157 million euros totally subscribed and paid by the Company.

With the object of regaining equity balance, on February 26, 2015 Telefónica Digital Holding, S.L.U. increased its share capital subscribed in full with a loan capitalization of 156 million euros and proceeds in cash amounting to 175 million euros. Moreover, on November 18, 2015 and with the aim of enabling the fulfillment of its financing needs, the company has executed a capital increase of 68 million euros subscribed and paid in full by Telefónica, S.A.

The amount in the above chart regarding Telco TE, S.p.A. has been explained at the beginning of the Note.

In order to provide Telefónica México, S.A. de C.V. with the funds needed to cancel short term payments, in November and December the subsidary has made several capital increases amounting to 2,000 million mexican pesos (110 million euros) fully subscribed and paid by its sole stakeholder, Telefónica, S.A.

b) Disposals of investments and capital decreases:

Millions of euros Companies	2016	2015
Phenix Investments, S.A.	—	340
Telxius Torres España, S.L.U.	214	—
Others	71	—

Total Group companies and associates	285	340

2016

Disposal of Telxius Torres España, S.L.U. refers to the sale at fair value amount of this subsidiary to Telxius Telecom, S.A.U. as detailed at the beginning of the Note.

2015

The disposal in 2015 refers to the decrease and pay back of the share premium reserve of Phenix Investments, S.A.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31.

Telefónica, S.A.    25

Financial Statements

As a result of these estimations and the effect of the net investment hedge in 2016, a reversal of the impairment provision of 2,049 million euros was recognized (5,309 million euros of impairment in 2015, including the write down regarding Telefónica Europe, plc, which was previously recognized under the caption “net assets held for sale”). This amount derives mainly from the following companies:

(a) reverse of the write down by 2,491 million euros for Telefônica Brasil, S.A. (1,872 million euros in 2015) and reverse of 705 million euros for Sao Paulo Telecomunicaçoes, Ltda. (753 million euros in 2015).

(b) write down, net of hedges, of 582 million euros for Telefónica Europe, plc (852 million euros, net of hedges, in 2015).

(c) write down of 1,264 million euros for Telefónica México, S.A. de C.V. (233 million euros in 2015).

(d) the total reversal of the write down of 1,133 million euros booked in 2015 for Telefónica Internacional, S.A.U. (this company was merged with Telefónica Latinoamérica Holding, S.L.), mainly due to the revaluation of the Brazilian Real which has a possitive impact in the investments of 36,01% stake in Telefônica Brasil, S.A.

(e) write down of 232 million euros for Telefónica Digital Holding, S.L.U. (267 million euros in 2015).

Main hypothesis used for the calculation of the discounted cash flows of investments

In the case of Brazil, revenues reflect the strength of Telefónica’s leadership driven by its leadership and quality and capturing integration synergies; and in the United Kingdom, the drive of mobile data.

In addition, in Brazil favorable effects in the macro-finance scenario have been produced. Firstly, and most remarkable, the appreciation of the exchange rate has resolved into an increase in the value of the assets nominated in Brazilian reales by 18%. Secondly, the improvement in the macroeconomic environment of the country during the second semester of 2016, as well as the more stable political situation as a consequence of the government compromise to implement structural changes in the country, has significantly reduced the uncertainties about the economic sustainability in the middle and long term.

The operating income before depreciation and amortization (OIBDA) margin for Brazil is in line with the average of analysts’ three year forecasts for peers in emerging markets, at approximately 36%, and also considers analysts’ long-term opinions about Brazil. Over the term of the strategic plan, the operator will invest a percentage at the lower end of the range for its peers. However, this is also in line with the investment needs identified by analysts (17%). Discount rate of 11.3% is slightly lower than the rate used in 2015 (11.9%), in line with the expectations of the analysts’ consensus. The perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (around 5%) and below the forecast nominal GDP growth rate (which oscillates around 7%). A conservative outlook has been maintained, in line with analysts’ expectations.

Regarding the investment in México, the economic uncertainty and resultant financial volatility associated with the change of president in the United States of America (which have been concluded in a 16% exchange rate depreciation of the Mexican Peso against euro in 2016 with a subsequent negative effect on revenues) and the changing competitive environment in the Mexican telecommunications market, have led to a slowdown in the growth forecast in the business plan of the operator and a set of efficiency ratios that have improved more slowly than in previous years. This new economic scenario requires a more conservative medium-term outlook to be taken in the valuation parameters. The after-tax discount rates increased from 9.05% in 2015 to 9.86% in 2016 as a result of the financial volatility mentioned earlier.

Telefónica, S.A.    26

Financial Statements

With regard to United Kingdom, the long-term OIBDA margin for operations (26%) is somewhat lower than the average for European peers over a three year period in 34%. With respect to the ratio of CapEx over revenues, over the term of the strategic plan, in United Kingdom the ratio of invest at a percentage of revenue is aligned with the range for peers in the region (around 13%) and it is in line with analysts’ estimations. The discount rate (7.1%) is considered to have greater market risk, due to the increase in uncertainty of British equity securities as a result of Brexit, however, this risk is in line with the estimates given by analysts. Accordingly, the currency which is the main variable used for external adjustments because of the great commercial dependence on Europe, has suffered a 16% depreciation against euro in 2016, and therefore a negative impact in the British net assets and cash flows nominated in euros. In the United Kingdom the perpetuity growth rate is a 0.8% in line with the analysts’ consensus.

8.3. The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transactions carried out in 2016 that qualify for special tax treatment, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, are detailed in the following paragraph. Transactions qualified for special tax treatment carried out in prior years are disclosed in the financial statements for those years.

On February 18, 2016 Telefónica Móviles España, S.A.U. spins off neutrally the activity branch of the towers in Spain, in favour of the company Wireless Towers España, S.L.U. In accordance with the accounting valuation principles, the asset subject to the spun-off is recognized at its net carrying amount, 214 million euros. The market value of the spun-off asset is 1,210 million euros.

On March 30, 2016, Telefónica, S.A., as stakeholder of Telefónica International Wholesale Services America, S.A., made a non-monetary contribution of the 73.14% of the shares of this company S.A. to the reserves of Telxius Telecom, S.A.U., which the Company also owned. The contribution transaction is governed by the tax neutral regime. In accordance with the accounting valuation principle the contribution is recognized at its net carrying amount (447 million euros). The market value of the contributed asset was 1,233 million euros.

On May 5, 2016, Telefónica Digital España, S.L., as sole stakeholder of Telefónica Digital Identity & Privacy S.L., approved the merger by absorption of this latter by the first, with the subsequent dissolution without liquidation of the absorbed company and the transfer en bloc of its assets and liabilities to Telefónica Digital España, S.L., which also acquires all its rights and obligations by universal succession. The deed of the merger was filed in the Madrid Companies Register on June 17, 2016.

On July 1, 2016, Telefónica, S.A. as stakeholder of Telefónica Global Technology, S.A., adopted the agreements to partially spin off this company in favour of Telefónica de España, S.A.U., which is also wholly-owned by the Company. Through the spin-off it is transferred en bloc the independent unit of production, consisting of the maintenance and operation of the Data Center in Alcalá de Henares, as well as its infrastructure, just as the one located in the Data Center in Julián Camarillo street, and the services delivery. Telefónica, S.A as sole stakeholder of both companies, recognizes a net carrying amount of 152 million euros, the partial spin-off transaction of the cost in TGT and the capital increase in Telefónica de España, S.A.U. The spin-off was notarized on September 1, 2016.

On September 26, 2016, filed in the Madrid Companies Register on October 7, 2016, Telefónica Internacional, S.A.U. (absorbed) merged with Telefónica Latinoamérica Holding, S.L. (absorbing). In accordance with the accounting principles the merged asset is recognized at its net carrying amount (9,722 million euros) in Telefónica, S.A. There is no appreciation. The transaction was governed by the Special Regime.

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Financial Statements

8.5. The breakdown and maturity of loans to Group companies and associates in 2016and 2015 are follows:

2016

Millions of euros
Company	2017	2018	2019	2020	2021	2022 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	88	400	—	—	—	—	488
Telefónica Móviles México, S.A. de C.V.	—	796	—	—	—	—	796
Telefónica de Contenidos, S.A.U.	386	—	—	—	—	—	386
Telefónica de España, S.A.U.	259	—	550	—	—	—	809
Telxius Telecom, S.A.U.	8	—	—	—	140	560	708
Telefónica Latinoamérica Holding, S.L.	2,099	—	—	—	—	—	2,099
Other companies	327	139	59	176	17	113	831

Total	3,167	1,335	609	176	157	673	6,117

Telefónica, S.A.    28

Financial Statements

2015

Millions of euros
Company	2016	2017	2018	2019	2020	2021 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	710	—	400	—	—	—	1,110
Telefónica Móviles México, S.A. de C.V.	255	623	—	—	—	—	878
Telefónica de Contenidos, S.A.U.	419	—	—	—	—	—	419
Telefónica de España, S.A.U.	371	165	—	550	—	—	1,086
Telefónica Global Technology, S.A.U.	18	—	—	17	68	97	200
Telfin Ireland, Ltd.	455	—	—	—	—	—	455
Telefónica Internacional, S.A.U.	3,632	—	—	—	—	—	3,632
Telefónica Latinoamérica Holding, S.L.	1,039	—	—	—	—	—	1,039
Other companies	416	69	178	29	55	62	809

Total	7,426	857	578	596	123	159	9,739

The main loans granted to Group and associated companies are described below:

•	The financing extended to Telefónica Móviles España, S.A.U. in 2016 consists of a loan for 400 million euros, with maturity date in 2018, and formalised in 2013 to enable this company to meet its payment obligations. These credits have 1 million euros of accrued interest receivable.

Moreover, 87 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (68 million euros in 2015).

•	At December 31, 2016 and 2015, the account receivable with Telefónica Móviles México, S.A. de C.V. amounts to 11,697 million Mexican pesos, equivalent to 538 and 623 million euros, respectively. This consideration is recognised as non-current pursuant to the expected collection date at the reporting date. At December 31, 2016, accrued interest receivable totals 258 million euros (255 million euros in 2015), which forms part of the non-current balance receivable.

•	At December 31, 2016, the account receivable with Telefónica de Contenidos, S.A.U. consist of a 340 million-euro participating loan awarded in 2013 and maturity date in May 2016 that has been extended until May 2017 with the same principal amount and conditions, all of which has been drawn down. Interest on this loan is calculated according to the performance of Telefónica de Contenidos, S.A.U. At December 31, 2016 and 2015, no accrued interest is outstanding.

In addition, 46 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (no amounts were outstanding for this concept in 2015).

Telefónica, S.A.    29

Financial Statements

•	The 2016 balance for Telefónica de España, S.A.U. consists of a 550 million euros credit facility granted and drawn down in full in November 2014 and maturing in 2019, and a credit facility of 165 million euros maturing in 2017. Additionally, there is also a balance of 93 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (370 million euros in 2015) and accrued interest of 1 million euros.

On May 27, 2016 with the aim of enabling the necessary funds for restructuing the infrastructure business line of the Group as described above, the Company has granted its subsidiary Telxius Telecom, S.A.U. with a credit of 560 million euros at a fix interest rate and maturity in 2026 and a credit of 140 million euros and an interest rate referred to euribor maturing 2021.

In addition, 8 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return.

•	In 2015 the outstanding balance of Telefónica Internacional, S.A.U. included dividends distributed and not paid by 3,529 million euros. In July and November 2016 parcial payments have been received of 328 and 1,500 million euros, respectively. On January 1, 2016 the company has merged with Telefónica Latinoamérica Holding, S.L., and this last one being the merged company. As of December 31, 2016 there are unpaid dividends from both companies amounting to 2,041 million euros.

Moreover, 58 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (103 million euros in 2015).

•	On December, 30, 2015, General Shareholders’ Meeting of Telfin Ireland, Ltd. approved a dividend distribution totaling 455 million euros. This amount has been received in 2016.

•	In 2016, under “Other companies” it is included a long term tax receivable with Telefónica Emisiones, S.A.U. amounting to 96 millon euros due to the limitation of the deductibles financial expenses (calculated in the tax group).

The Company has also extended 446 million euros (597 million euros in 2015) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this Note. All these amounts fall due in the short term.

Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group totaling 597 million euros (825 million euros in 2015).

Total accrued interest receivable at December 31, 2016 included under “Current loans to group companies and associates” amounted to 2 million euros (271 million euros in 2015).

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2017 and 2018 (see Note 19.3).

Telefónica, S.A.    30

Financial Statements

Note 9. Financial investments

9.1. The breakdown of “Financial investments” at December 31, 2016 and 2015 is as follows:

2016

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy

Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	339	1,757	2,910	5,006	339	4,667	—	—	10	10	10	5,016	5,016
Equity instruments	339	—	—	339	339	—	—	—	—	—	—	339	339
Derivatives (Note 16)	—	1,757	2,910	4,667	—	4,667	—	—	—	—	—	4,667	4,667
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	10	10	10	10	10
Current financial investments	—	716	936	1,652	—	1,652	—	42	248	290	290	1,942	1,716
Loans to third parties	—	—	—	—	—	—	—	42	248	290	290	290	64
Derivatives (Note 16)	—	716	936	1,652	—	1,652	—	—	—	—	—	1,652	1,652

Total financial investments	339	2,473	3,846	6,658	339	6,319	—	42	258	300	300	6,958	6,732

Telefónica, S.A.    31

Financial Statements

2015

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy

Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	384	2,339	2,299	5,022	384	4,638	—	41	10	51	51	5,073	5,073
Equity instruments	384	—	—	384	384	—	—	—	—	—	—	384	384
Derivatives (Note 16)	—	2,339	2,299	4,638	—	4,638	—	—	—	—	—	4,638	4,638
Loans to third parties and other financial assets	—	—	—	—	—	—	—	41	10	51	51	51	51
Current financial investments	—	590	1,406	1,996	—	1,996	—	60	4	64	64	2,060	2,060
Loans to third parties	—	—	—	—	—	—	—	60	4	64	64	64	64
Derivatives (Note 16)	—	590	1,406	1,996	—	1,996	—	—	—	—	—	1,996	1,996

Total financial investments	384	2,929	3,705	7,018	384	6,634	—	101	14	115	115	7,133	7,133

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

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Financial Statements

9.2 Held-for-trading financial assets and hedges

These two categories include the fair value of outstanding derivative financial instruments at December 31, 2016 and 2015 (see Note 16).

9.3 Available-for-sale financial assets.

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2016 and 2015 are as follows:

December 31, 2016

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	298	—	—	(9)	(6)	283
Other companies	86	35	(68)	—	3	56

Total	384	35	(68)	(9)	(3)	339
December 31, 2015
Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	347	—	—	(10)	(39)	298
Telco, S.p.A.	73	—	(603)	15	515	—
Other companies	63	32	—	—	(9)	86

Total	483	32	(603)	5	467	384

Banco Bilbao Vizcaya Argentaria, S.A.

The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustment, net of tax effect of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). These impacts are registered in the Equity of the Company (Note 11.2.). The effect, recorded both in 2016 and 2015 under “other movements”, relates to the sale of rights to scrip dividends that the bank distributed in both years.

At December 31, 2016 Telefónica, S.A.’s investment in BBVA represents 0.67% of that company’s share capital.

Telco, S.p.A.

The revaluation in the quotation of Telecom Italia, S.p.A.´s shares since January 2015 until the spin off date is shown under “Fair Value adjustments” column of the charts above. In June 2015, the spin off deed of Telco, S.p.A. was filed to the Companies Register. After this spin off, the net book value of the assets and liabilities of the company that according to the percentage of ownership corresponded pro-rata to Telefónica, S.A., were transferred to a newly incorporated subsidiary,Telco TE, S.p.A. as indicated in Note 8. This transaction is registered as “Disposal” in 2015 chart of movements and has originated a financial revenue of 500 million euros.

Telefónica, S.A.    33

Financial Statements

9.4 Other financial assets and loans to third parties

The breakdown of investments included in this category at December 31, 2016 and 2015 is as follows:

Millions of euros	2016	2015
Other non-current financial assets:
Loans to third parties	—	41
Guarantees given	10	10
Other non-current financial assets	—	—
Other current financial assets:
Loans to third parties	42	60
Other current financial assets	248	4

Total	300	115

“Other current financial assets” includes 240 million euros of the collateral funds reinvested in BBVA (see Notes 12 and 20).

9.4.1 Loans to third parties

In June 2015, when the sale of the shares of Telecom Italia, S.p.A. was completed (see Note 8), Telefónica arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A. (see Note 13). This “Equity Swap” contract envisages a premium for Telefónica, S.A. that it is being quarterly cashed until the contract vesting in 2017. The pending amounts are registered in the balance sheet according to its maturity schedule and amounting to 41 million euros as short term at December 31, 2016. As of December 31, 2015 there were 41 million euros as long term loans to third parties and 55 million euros as short term loans to third parties.

Telefónica, S.A.    34

Financial Statements

Note 10. Trade and other receivables

The breakdown of “Trade and other receivables” at December 31, 2016 and 2015 is as follows:

Millions of euros	2016	2015
Trade receivables	3	10
Trade receivables from Group companies and associates	247	295
Other receivables	16	1
Employee benefits receivable	—	2
Tax receivables (Note 17)	181	286

Total	447	594

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).

“Trade receivables” and “Trade receivables from Group companies and associates” in 2016 and 2015 include balances in foreign currency equivalent to 117 million and 150 million euros, respectively. In both years these amounts relate entirely to receivables in US dollars.

These balances gave rise to exchange losses in the income statement of approximately 3 million euros in 2016 (22 million euros of exchange gains in 2015).

Telefónica, S.A.    35

Financial Statements

Note 11. Equity

11.1 Capital and reserves

a) Share capital

2016

On October 11, 2016, the deed of a share capital decrease was registered, cancelling 74,627,988 of own shares, reducing the company´s share capital by 74,627,988 euros.

On December 7, 2016, the deed of a share capital increase of 137,233,781 euros ordinary shares with a par value of 1 euro each were issued, with a charge to reserves; as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 5,037,804,990 euros subsequent to this increase.

At December 31, 2016, Telefónica, S.A.´s share capital amounted to 5,037,804,990 euros and consisted of 5,037,804,990 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

2015

On April 20, 2015, the public deed evidencing the share capital increase granted by Telefónica, S.A. was registered with the Commercial Registry of Madrid for a nominal value of 281,213,184 euros recorded as “share capital”. The difference with the effective amount issued, amounting 3,048,350,914.56 euros was recorded as Share premium.

On July 24, 2015, the public deed of the share capital reduction was registered, cancelling 74,076,263 of the own shares, reducing the company’s share capital by 74,076,263 euros.

On December 10, 2015, the public deed of a share capital increase of 110,857,946 euros was executed, during which 110,857,946 ordinary share with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,975,199,197 euros subsequence to this increase.

Authorizations by Shareholders’ Meeting

With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, (with or without a share premium), and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.

Furthermore, on May 30, 2014, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Telefónica, S.A.    36

Financial Statements

In addition, at the May 30, 2014 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

At December 31, 2016 and 2015, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2016 and 2015 is as follows:

Number of shares
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
PIP II share plan delivery (see Note 19.3)	(2,724,699)
Share redemption	(74,076,263)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Disposals	(2,869,334)
Share redemption	(74,627,988)
Treasury shares at 12/31/16	141,229,134

Telefónica, S.A.    37

Financial Statements

Acquisitions

The amount of the acquisitions of treasury shares in 2016 and 2015 was 668 million euros and 1,654 million euros, respectively.

Share redemption and disposals

On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,627,988 of the own shares of Telefónica, S.A. totalling 813 million euros have been cancelled.

On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros have been cancelled.

Treasury shares sold, including share plans redemptions, in 2016 and 2015 amount to 26 million euros and 593 million euros, respectively.

The main treasury share sale transaction in 2015 was the agreement entered by Telefónica, S.A. with Vivendi, S.A. through which Telefónica has committed to deliver 46.0 million of its treasury shares, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A. The impact in equity amounted to 555 million euros.

On June 30, 2016 the third phase of the Telefónica, S.A. long-term inventive plan called “Performance and Investment Plan 2013-2016” (PIP 2013-2016”) ended. No shares were delivered to Telefónica Group Management (see Note 19).

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).

The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 35.2 million of Telefónica shares in 2016 (33.8 million shares in 2015), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.

b) Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2015 the balance of this reserve amounted to 984 million euros. The General Shareholders’ Meeting held on May 12, 2016 approved the allocation of 1 million euros in this caption. After the capital increase carried forward in 2016, the Company needs to increase the legal reserve by 23 million euros. The proposed appropriation of profit (see Note 3) includes an allocation of 2 million euros.

c) Other reserves

“Other reserves” includes:

•	The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2016 and 2015, an amount of 8 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves” in both periods. The balance of this reserve at December 31, 2016 and 2015 was 85 million euros and 93 million euros, respectively.

Telefónica, S.A.    38

Financial Statements

•	Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2015 and 2016 new reserves for cancelled capital share amounting to 74 million euros, in both years have been created. The cumulative amount of the reserve for cancelled share capital at December 31, 2016 and 2015 was 731 and 656 million euros, respectively.

•	Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a non-distributable reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016, the goodwill amortization amounting to 10 million euros has been registered with a counterpart in this reserve (see Note 2).

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

d) Dividends

Dividend distribution in 2016

Approval was given at the Shareholder´s Meeting of Telefónica S.A. of May 12, 2016 to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.40 euros per outstanding share carrying dividend rights. The dividend was paid in full on May 19, 2016, and the total amount paid was 1,906 million euros.

On November 11, 2016 the Executive Commission of Telefónica, S.A.’s Board of Directors approval to pay a scrip dividend amounting to approximately 0.35 per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments.The payment was paid on December 7, 2016, with and impact in equity amounting to 500 million euros.

The shareholders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase was 137,233,781 shares with a nominal value of 1 euro each.

Dividend Distribution in 2015

Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.4 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.

At its meeting held on November 13, 2015, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder´s Meeting held on June 12, 2015.

Telefónica, S.A.    39

Financial Statements

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of fifteen calendar days. Once this trading period ended, the shareholders of 20.01% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 7, 2015, representing an impact in equity of 337 million euros.

The shareholders of 79.99% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 110,857,946 shares with a nominal value of 1 euro each.

e) Other equity instruments

On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of bonds necessarily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer at any time from the 41st day after the Issue Date up to the 25th trading day prior to the Maturity Date. The minimum conversion price of the notes will be equal to 11.9 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

On the same date, Telefónica, S.A. issued bonds with the same amount and characteristics of the previously detailed bond and a derivative instrument (warrant) in order to hedge the conversion price of the bonds. These bonds were wholly acquired by Telefónica Participaciones, S.A.U. In the balance sheet of Telefónica, S.A. the present value of the coupons was recorded as debt (See Note 15), the warrant was accounted as long term liabilities to group companies (see Note 16) and the remaining amount of 1,206 million euros has been recorded as “other net equity instruments”.

11.2 Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” in 2016 and 2015 are as follows:

2016

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	11	13	(3)	(17)	4	8
Cash flow hedges (Note 16)	(801)	477	(119)	(308)	77	(674)

Total	(790)	490	(122)	(325)	81	(666)

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Financial Statements

2015

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	20	467	(130)	(481)	135	11
Cash flow hedges (Note 16)	(1,084)	380	(137)	56	(16)	(801)

Total	(1,064)	847	(267)	(425)	119	(790)

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Financial Statements

Note 12. Financial liabilities

The breakdown of “Financial liabilities” at December 31, 2016 and 2015 is as follows:

2016

	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,721	963	2,684	—	2,684	—	41,839	45,248	44,523	47,932
Payable to Group companies and associates	—	—	—	—	—	—	37,274	40,680	37,274	40,680
Bank borrowings	—	—	—	—	—	—	4,427	4,430	4,427	4,430
Derivatives (Note 16)	1,721	963	2,684	—	2,684	—	—	—	2,684	2,684
Other financial liabilities	—	—	—	—	—	—	138	138	138	138
Current financial liabilities	628	51	679	—	679	—	16,179	16,274	16,858	16,953
Payable to Group companies and associates	—	—	—	—	—	—	13,146	13,233	13,146	13,233
Bank borrowings	—	—	—	—	—	—	1,635	1,637	1,635	1,637
Bonds and other marketable debt securities	—	—	—	—	—	—	1,158	1,164	1,158	1,164
Derivatives (Note 16)	628	51	679	—	679	—	—	—	679	679
Other financial liabilities	—	—	—	—	—	—	240	240	240	240

Total financial liabilities	2,349	1,014	3,363	—	3,363	—	58,018	61,522	61,381	64,885

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Financial Statements

2015

	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	2,361	486	2,847	—	2,847	—	42,446	44,868	45,293	47,715
Payable to Group companies and associates	—	—	—	—	—	—	36,683	39,109	36,683	39,109
Bank borrowings	—	—	—	—	—	—	4,825	4,805	4,825	4,805
Bonds and other marketable debt securities	—	—	—	—	—	—	800	816	800	816
Derivatives (Note 16)	2,361	486	2,847	—	2,847	—	—	—	2,847	2,847
Other financial liabilities	—	—	—	—	—	—	138	138	138	138
Current financial liabilities	236	38	274	—	274	—	14,571	13,853	14,845	14,127
Payable to Group companies and associates	—	—	—	—	—	—	13,217	12,502	13,217	12,502
Bank borrowings	—	—	—	—	—	—	1,269	1,265	1,269	1,265
Bonds and other marketable debt securities	—	—	—	—	—	—	85	86	85	86
Derivatives (Note 16)	236	38	274	—	274	—	—	—	274	274

Total financial liabilities	2,597	524	3,121	—	3,121	—	57,017	58,721	60,138	61,842

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

The entire amount of “Other financial liabilities” relates to the received deposit of 240 million as collateral guarantees with BBVA (see Note 9 and 20).

Telefónica, S.A.    43

Financial Statements

Note 13. Bonds and other marketable debt securities

13.1 The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2016 and 2015 are as follows:

2016

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	820	65	885
Additions	—	374	374
Disposals	—	(69)	(69)
Revaluation and other movements	(32)	—	(32)
Closing balance	788	370	1,158
Details of maturities:
Non-current	—	—	—
Current	788	370	1,158

2015

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	902	6	908
Additions	—	83	83
Disposals	(50)	(24)	(74)
Revaluation and other movements	(32)	—	(32)
Closing balance	820	65	885
Details of maturities:
Non-current	800	—	800
Current	20	65	85

The balance of “Non-convertible debentures and bonds” in 2016 is referred to Telefónica’s bond issuance made on July 24, 2014 amounting to 750 million euros. The bonds were mandatorily exchangeable into ordinary shares of Telecom Italia, S.p.A, maturing on July 24, 2017. The bonds might be exchanged in advance of the transfer of the shares, except under certain circumstances where the company might opt to redeem the bonds in cash. Under ¨revaluation and other movements¨ it is included the payment of the coupon for that issuance amounting to 45 million euros in 2016.

In March 2015, in accordance with its maturity schedule, the Company cancelled the bonds issued in 2000. This movement is included as “Disposals” in the column of Non-convertible debentures and bonds of the 2015 chart of movements.

Telefónica, S.A.    44

Financial Statements

Maturities of the nominal amounts of debenture and bond issues at December 31, 2016 and 2015 are as follows:

2016

Millions of euros			Maturity
Name	Interest rate	% interest rate	2017	2018	2019	2020	2021	Subsequent years	TOTAL
DEBENTURES AND BONDS:
Bonds exchangeable into Telecom Italia shares	FIXED	6.00%	750	—	—	—	—	—	750

Total issues			750	—	—	—	—	—	750

2015

Millions of euros			Maturity
Name	Interest rate	% interest rate	2016	2017	2018	2019	2020	Subsequent years	TOTAL
DEBENTURES AND BONDS:
Bonds exchangeable into Telecom Italia shares	FIXED	6.00%	—	750	—	—	—	—	750

Total issues			—	750	—	—	—	—	750

13.2 At December 31, 2016, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Millions of euros Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement

500 million; can be increased to 2,000 million	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions

At December 31, 2016 the outstanding balance on this promissory note program was 370 million euros (65 million euros in 2015).

13.3 The average interest rate during 2016 on debentures and bonds outstanding during the year was 6.01% (5.96% in 2015) and the average interest rate on corporate promissory notes was 0.045% (0.14% in 2015).

Telefónica, S.A.    45

Financial Statements

Note 14. Interest-bearing debt and derivatives

14.1 The balances at December 31, 2016 and 2015 are as follows:

December 31, 2016

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	1,635	4,427	6,062
Derivative financial liabilities (Note 16)	679	2,684	3,363

Total	2,314	7,111	9,425

December 31, 2015

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	1,269	4,825	6,094
Derivative financial liabilities (Note 16)	274	2,847	3,121

Total	1,543	7,672	9,215

14.2 The nominal values of the main interest-bearing debts at December 31, 2016 and 2015 are as follows:

Description	Value Date	Marturity Date	Currency	Limit 12/31/16 (millions)	Balance (million of euros)
Structured Financing (*)	05/03/11	07/30/21	USD	200	190
Structured Financing (*)	02/22/13	01/31/23	USD	669	635
Structured Financing (*)	08/01/13	10/31/23	USD	532	505
Syndicated facility (1)	02/18/14	02/18/21	EUR	3,000	—
Bilateral	06/26/14	06/26/18	EUR	1,500	1,500
Syndicated facility (2)	02/19/15	02/19/22	EUR	2,500	550
Bilateral	06/30/15	06/30/20	EUR	200	200
Syndicated facility (3)	11/17/15	02/15/19	EUR	1,500	—
Structured Financing (*)	12/11/15	03/11/26	USD	737	324
Structured Financing (*)	12/11/15	03/11/26	EUR	492	240
Bilateral loan	02/23/16	02/23/19	EUR	100	100
Bilateral loan	02/23/16	02/23/21	EUR	100	100
Loan	03/08/16	03/08/21	EUR	300	300
Bilateral loan	10/24/16	03/19/19	EUR	300	300

(1)	Extended for 12 additional months of the syndicated facility signed in February 2014.
(2)	Extended for 12 additional months of the syndicated facility signed in February 2015.
(3)	On November 15, 2016 an amendment was signed extending the maturity for 12 additional months of the syndicated facility and an early repayment of 1,500 million euros was made.
*	Facilities with amortization schedule.

Telefónica, S.A.    46

Financial Statements

Description	Value Date	Marturity Date	Currency	Limit 12/31/15 (millions)	Balance (million of euros)
Structured financing *	05/03/11	07/30/21	USD	247	226
Structured financing *	02/22/13	01/31/23	USD	786	722
Structured financing *	08/01/13	10/31/23	USD	618	447
Syndicated facility	02/18/14	02/18/19(1)	EUR	3,000	700
Bilateral *	06/26/14	06/26/18(2)	EUR	1,500	1,500
Syndicated facility	02/19/15	02/19/20(3)	EUR	2,500	500
Bilateral	06/30/15	06/30/20	EUR	200	200
Syndicated facility	11/17/15	02/17/18	EUR	3,000	—
Structured financing *	12/11/15	03/11/26	USD	750	—
Structured financing *	12/11/15	03/11/26	EUR	500	—

*	Facilities with amortization schedule.
(1)	The parties could mutually agree to extend the maturity to as late as 2021.
(2)	On 06/25/15 an amendment was signed modifying the maturity date and including an amortization schedule. On 07/01/15 an early repayment for 500 million euros was made.
(3)	The parties could mutually agree to extend the maturity to as late as 2022.

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Financial Statements

14.3 Maturities of balances at December 31, 2016 and 2015 are as follows:

December 31, 2016

	Maturity
Millions of euros Items	2016	2017	2018	2019	2020	Subsequent years	Closing balance
Loans with financial entities	1,635	1,159	702	380	965	1,221	6,062
Derivative financial liabilities (Note 16)	679	298	348	1,003	515	519	3,363

Total	2,314	1,457	1,050	1,383	1,480	1,740	9,425

December 31, 2015

	Maturity
Millions of euros Items	2016	2016	2017	2018	2019	Subsequent years	Closing balance
Loans with financial entities	1,269	174	1,596	1,065	872	1,118	6,094
Derivative financial liabilities (Note 16)	274	658	330	256	799	804	3,121

Total	1,543	832	1,926	1,321	1,671	1,922	9,215

14.4 Interest-bearing debt arranged or repaid in 2016 mainly includes the following:

Description	Limit 12/31/2016 (millions)	Currency	Outstanding balance 12/31/2016 (million euros)	Arrangement date	Maturity date	Drawdown 2016 (million euros)	Repayment 2016 (million euros)
Telefónica, S.A.
Structured financing (*)	669	USD	635	02/22/13	01/31/23	—	(111)
Structured financing (*)	532	USD	505	08/01/13	10/31/23	124	(82)
Syndicated facility (1)	3,000	EUR	—	02/18/14	02/18/21	1,280	(1,980)
Syndicated facility (2)	2,500	EUR	550	02/19/15	02/19/22	300	(250)
Syndicated facility (3)	1,500	EUR	—	11/17/15	02/15/19	3,070	(3,070)
Structured financing (*)	737	USD	324	12/11/15	03/11/26	337	(12)
Structured financing (*)	492	EUR	240	12/11/15	03/11/26	248	(8)
Bilateral loan	100	EUR	100	02/23/16	02/23/19	100	—
Bilateral loan	100	EUR	100	02/23/16	02/23/21	100	—
Loan	300	EUR	300	03/08/16	03/08/21	300	—
Bilateral loan	300	EUR	300	10/24/16	03/19/19	300	—

(1)	Extended for 12 additional months of the syndicated facility signed in February 2014.
(2)	Extended for 12 additional months of the syndicated facility signed in February 2015.
(3)	On November 15, 2016 an amendment was signed extending the maturity for 12 additional months of the syndicated facility and an early repayment of 1,500 million euros was made.
(*)	Facility with amortization schedule.

14.5 Average interest on loans and borrowings

The average interest rate in 2016 on loans and borrowings denominated in euros was 0.566% and 2.066% for foreign-currency loans and receivables.

The average interest rate in 2015 on loans and borrowings denominated in euros was 0.557% and 2.099% for foreign-currency loans and receivables.

Telefónica, S.A.    48

Financial Statements

14.6 Unused credit facilities

The balances of loans and borrowings relate only to amounts drawn down.

At December 31, 2016 and 2015, Telefónica had undrawn credit facilities amounting to 10,302 million euros and 11,705 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2016 and 2015 is not subject to compliance with financial ratios (covenants).

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Financial Statements

Note 15. Payable to group companies and associates

15.1 The breakdown at December 31, 2016 and 2015 is as follows:

December 31, 2016

Millions of euros	Non-current	Current	Total
Loans	37,218	12,365	49,583
Trade payables to Group companies and associates	6	239	245
Derivatives (Note 16)	18	202	220
Payable to subsidiaries due to taxation on a consolidated basis	32	340	372

Total	37,274	13,146	50,420

December 31, 2015

Millions of euros	Non-current	Current	Total
Loans	36,517	12,221	48,738
Trade payables to Group companies and associates	7	805	812
Derivatives (Note 16)	131	22	153
Payable to subsidiaries due to taxation on a consolidated basis	28	169	197

Total	36,683	13,217	49,900

The maturity of these loans at the 2016 and 2015 year ends is as follows:

December 31, 2016

Company (Millions of euros)	2017	2018	2019	2020	2021	2020 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	5,901	3,902	3,467	4,853	3,588	13,031	34,742
Telefónica Europe, B.V.	2,814	1,121	848	1,445	621	3,771	10,620
Telfisa Global, B.V.	3,577	—	—	—	—	—	3,577
Telefónica Participaciones, S.A.U.	73	—	—	—	571	—	644

Total	12,365	5,023	4,315	6,298	4,780	16,802	49,583

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Financial Statements

December 31, 2015

Company (Millions of euros)	2016	2017	2018	2019	2020	2019 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	7,369	5,283	3,998	3,443	3,704	13,140	36,937
Telefónica Europe, B.V.	1,683	—	1,119	850	1,558	3,350	8,560
Telfisa Global, B.V.	2,571	—	—	—	—	—	2,571
Telefónica Finanzas, S.A.U.	500	—	—	—	—	—	500
Telefónica Participaciones, S.A.U.	73	72	—	—	—	—	145
Others	25	—	—	—	—	—	25

Total	12,221	5,355	5,117	4,293	5,262	16,490	48,738

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2016 amounting 10,620 million euros (8,560 million euros in 2015). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with an average interest rate in 2016 of 4.20% (5.01% in 2015). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting 6,052 million euros (5,167 million euros in 2015), bonds and debentures amounting 1,686 million euros (1,648 million euros in 2015) and commercial paper amounting 2,630 million euros (1,431 million euros in 2015).

Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2016 was 34,742 million euros (36,937 million euros in 2015). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2016 was 4.26% (4.63% in 2015). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2016 mainly by tapping the European capital markets, issuing bonds totaling 4,900 million euros (1,467 million euros in 2015).

The characteristics of the main bonds issued during 2016 are the following:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bonds	04/13/16	04/13/22	1,400	EUR	1,400	0.75%
	04/13/16	04/13/26	1,350	EUR	1,350	1.46%
	10/17/16	10/17/20	1,250	EUR	1,250	0.318%
	10/17/16	10/17/31	750	EUR	750	1.93%
	12/28/16	12/28/51	150	EUR	150	4.00%
Telefónica Participaciones, S.A.U.
Cash-settled equity-link bonds non-dilutive (*)	03/09/16	03/09/21	600	EUR	600	0%

(*)	Based on the quotation of Telefónica, S.A. shares.

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Financial Statements

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2016 and 2015 as a result of fair value interest rate and exchange rate hedges.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain since 2016. The balance payable to this subsidiary is formalized through several Deposit Agreements accruing interest at market rates and amounting to 3,577 million euros in 2016 (2,571 million euros in 2015).

Financing raised by Telefónica, S.A. through Telefónica Finanzas, S.A.U. was 500 million euros during 2015. In 2016, it has been transferred to Telfisa Global, B.V. in charge of the integrated cash management of the companies comprising the Telefónica Group.

Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U. at December 31, 2016 totals 644 million euros (145 million euros in 2015). This financing of 2016 corresponds to these two concepts:

•	A loan with a principal of 600 million euros at an annual interest rate of 0.25%; which funds are a result of the issuance of non-dilutive convertible bonds carried out by Telefónica Participaciones, S.A.U., guaranteed by Telefónica, S.A. at March 9, 2016. These bonds are benchmarked against the value of Telefónica S.A. shares, with an aggregate nominal amount of 600 million euros, an issue price of 101.25% and 5-year maturity.

•	The actual value of the interests from a bond issuance launched on September 24, 2014 by Telefónica, S.A. and fully subscribed by Telefónica Participaciones, S.A.U., 3-year maturity and an annual coupon of 4.90%. The nominal amount of the bonds necessarily convertible into treasury shares, amounting to 1,500 million euros, has been booked as ¨Other equity instruments¨.

15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 372 million euros and 197 million euros at December 31, 2016 and 2015, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the tax group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.

The main amounts here correspond to Telefónica Latinoamérica Holding, S.L. (the acquiring company from the merger with Telefónica Internacional, S.A.U. carried out on the accounting date of January 1, 2016) for 228 million euros (84 million in 2015), Telefónica Digital España, S.A.U. for 26 million euros (38 million in 2015), Latin American Cellular Holdings, S.L. for 49 million euros in 2016 (which had no significant amount relating to it in 2015).

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Financial Statements

Note 16. Derivative financial instruments and risk management policies

a) Derivative financial instruments

During 2016, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2016, the total outstanding balance of derivatives transactions was 126,938 million euros (144,823 million euros in 2015), of which 105,303 million euros related to interest rate risk and 21,635 million euros to foreign currency risk. In 2015, 112,276 million euros related to interest rate risk and 32,547 million euros to foreign currency risk.

It should be noted that at December 31, 2016, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 1,739 million euros (2,618 million euros in 2015). At year-end 2016 and 2015, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

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Financial Statements

The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2016, their notional amounts at year end and the expected maturity schedule is as follows:

2016

Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	79,252
Fixed to fixed	265	265	EUR	265	EUR
Fixed to floating	44,866	44,899	EUR	44,866	EUR
Floating to fixed	34,121	34,121	EUR	34,121	EUR
Foreign currency interest rate swaps	23,939
Fixed to floating
CHFCHF	582	625	CHF	625	CHF
CZKCZK	194	5,250	CZK	5,250	CZK
GBPGBP	4,203	3,595	GBP	3,595	GBP
JPYJPY	81	10,000	JPY	10,000	JPY
USDUSD	15,469	16,304	USD	16,304	USD
Floating to fixed
CZKCZK	46	1,250	CZK	1,250	CZK
GBPGBP	1,391	1,190	GBP	1,190	GBP
USDUSD	1,973	2,079	USD	2,079	USD
Exchange rate swaps	11,836
Fixed to fixed
EURBRL	159	163	EUR	546	BRL
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
GBPEUR	2,048	1,600	GBP	2,048	EUR
JPYEUR	101	10,000	JPY	101	EUR
USDEUR	8,918	11,417	USD	8,918	EUR
Forwards	7,526
BRLEUR	56	203	BRL	(56)	EUR
CLPEUR	1	840	CLP	(1)	EUR
CZKEUR	47	1,250	CZK	(46)	EUR
EURBRL	573	573	EUR	(1,969)	BRL
EURCLP	208	208	EUR	(146,800)	CLP
EURGBP	2,614	2,614	EUR	(2,236)	GBP
EURMXN	1	1	EUR	(21)	MXN
EURUSD	1,849	1,849	EUR	(1,949)	USD
GBPEUR	1,011	860	GBP	(1,011)	EUR
GBPUSD	3	3	GBP	(3)	USD
USDBRL	22	22	USD	(76)	BRL
USDCLP	4	4	USD	(2,824)	CLP
USDCOP	3	4	USD	(10,691)	COP
USDGBP	19	21	USD	(17)	GBP
USDPEN	2	2	USD	(8)	PEN
Swaption	435
Fixed to floating
EUREUR	205	205	EUR	205	EUR
Floating to fixed
EUREUR	230	230	EUR	230	EUR

Subtotal	122,988

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Financial Statements

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	1,677
Caps&Floors	1,677
GBP	877	750	GBP
EUR	800	800	EUR
Currency options	2,273
USDEUR	1,558	1,558	EUR
EURUSD	715	715	EUR

Subtotal	3,950

TOTAL	126,938

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	1,460	160	50	1,250	—
Pension Plan	5,160	375	1,155	955	2,675
Loans	30,939	3,024	8,761	7,477	11,677
in national currency	20,310	1,625	5,400	5,360	7,925
in foreign currencies	10,629	1,399	3,361	2,117	3,752
Debentures and bonds MtM	59,074	10,363	14,298	26,531	7,882
in national currency	26,800	8,550	7,750	9,000	1,500
in foreign currencies	32,274	1,813	6,548	17,531	6,382
Other underlying*	30,305	16,255	5,467	3,265	5,318
CCS	1,237	910	77	250	—
Currency options	2,470	2,470	—	—	—
Forward	6,721	6,721	—	—	—
IRS	19,877	6,154	5,390	3,015	5,318

Total	126,938	30,177	29,731	39,478	27,552

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries

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Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2015, their notional amounts at year end and the expected maturity schedule is as follows:

2015

Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	79,718
Fixed to fixed	65	65	EUR	65	EUR
Fixed to floating	44,199	44,199	EUR	44,199	EUR
Floating to fixed	35,454	35,454	EUR	35,454	EUR
Foreign currency interest rate swaps	30,273
Fixed to floating
CHFCHF	577	625	CHF	625	CHF
CZKCZK	429	11,600	CZK	11,600	CZK
GBPGBP	5,212	3,825	GBP	3,825	GBP
JPYJPY	130	17,000	JPY	17,000	JPY
USDUSD	19,403	21,124	USD	21,124	USD
Floating to fixed
CZKCZK	46	1,250	CZK	1,250	CZK
GBPGBP	2,510	1,843	GBP	1,843	GBP
USDUSD	1,966	2,141	USD	2,141	USD
Exchange rate swaps	16,303
Fixed to fixed
BRLEUR	96	313	BRL	96	EUR
EURBRL	516	516	EUR	2,193	BRL
EURCZK	361	361	EUR	9,759	CZK
Fixed to floating
JPY/EUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
EURGBP	551	551	EUR	405	CZK
GBPEUR	1,721	1,350	EUR	1,721	GBP
JPYEUR	167	17,000	GBP	167	EUR
USDEUR	12,281	15,858	JPY	12,281	EUR
Forwards	13,428
BRLEUR	107	412	BRL	107	EUR
CLPEUR	1	990	CLP	1	EUR
EURBRL	230	230	EUR	5	BRL
EURCLP	49	49	EUR	37,800	CLP
EURGBP	5,697	5,697	EUR	4,181	GBP
EURMXN	1	1	EUR	13	MXN
EURUSD	4,129	4,129	EUR	4,495	USD
GBPEUR	1,554	1,140	GBP	1,554	EUR
USDBRL	16	18	USD	70	BRL
USDCLP	4	4	USD	2,757	CLP
USDCOP	1	1	USD	4,402	COP
USDEUR	1,178	1,273	USD	1,178	EUR
USDGBP	51	58	USD	38	GBP
USDPEN	2	2	USD	7	PEN
CZKEUR	408	11,009	CZK	408	EUR
Spot	2
EURGBP	2	2	EUR	1	GBP
USDGBP	—	1	USD	—	GBP

Subtotal	139,724

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Financial Statements

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	2,285
Caps&Floors	2,285
USD	13	14	USD
EUR	1,250	1,250	EUR
GBP	1,022	750	GBP
Currency options	2,814
GBPEUR	714	714	EUR
EUR	1,558	1,696	USD
USDEUR	542	542	EUR

Subtotal	5,099

TOTAL	144,823

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	261	—	61	200	—
Loans	33,533	3,309	9,297	8,528	12,399
in national currency	22,035	1,775	5,100	6,900	8,260
in foreign currencies	11,498	1,534	4,197	1,628	4,139
Debentures and bonds MtM	76,601	17,275	18,333	20,973	20,020
in national currency	30,445	3,045	12,650	12,050	2,700
in foreign currencies	46,156	14,230	5,683	8,923	17,320
Without underlying*	34,428	15,389	10,401	2,710	5,928
CCS	9,086	9,086	—	—	—
Currency options	2,323	1,853	438	32	—
Forward	2,990	718	2,272	—	—
IRS	20,029	3,732	7,691	2,678	5,928

Total	144,823	35,973	38,092	32,411	38,347

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

The fair value of Telefónica, S.A derivatives portfolio with external counterparties at December 31, 2016 was equivalent to a net asset of 2,956 million euros (net asset of 3,513 million euros in 2015).

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Financial Statements

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Credit risk appears when a counterpart fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of leverage.

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Financial Statements

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to operating income before depreciation and amortization (OIBDA) ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2016, the debt in pounds sterling was approximately 1.85 times the value of the business’ OIBDA in 2016 for Group companies in the United Kingdom, which is in line with the target of twice that of previous years. At December 31, 2016, the debt denominated in pounds sterling was equivalent to 3,000 million euros, which is less than the 6,227 million euros at December 31, 2015, as a result of the hedging policy in force at the end of 2015, linked to the sale of the subsidiary O2 in the United Kingdom, which in the end was not approved by the European regulator in 2016.

Telefónica also manages its exchange rate risk, seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the euro, which is Telefónica S.A.’s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2016, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the dollar Libor and the pound sterling Libor. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

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Financial Statements

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2016 has been assumed, as well as a 100 basis point decrease in all currencies (EUR, GBP, USD, etc.) in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2016 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

In both cases, only transactions with external counterparties have been considered.

	Impact on Consolidated net income	Impact on P/LTelefónica, S.A.	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(232)	(136)	138	173
-100bp	201	94	(135)	(174)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

During 2014 and 2015, they were launched two new cycles of the long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group denominated Performance Share Plan (PIP). The third and last cycle of this Plan, initially scheduled for 2016, was cancelled (see Note 19).

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2016 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

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Financial Statements

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position; however, the entity has decided not to present the netting on its balance sheet. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.

When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with Break Clauses and signing CSA´s under certain conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base growth targets in a manner that is both sustainable and consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

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Financial Statements

Formal delegation of authority procedures and management practices are implemented in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products – due to customer target, term, channels or other commercial characteristics – are subject to specific management practices in order to mitigate the exposure to credit risk.

This commercial credit risk management model is embedded in the day-to-day operational processes, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.

Capital management

Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives Policy

Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.

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Financial Statements

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2016 the Company recognized a profit of 1.19 million euros for the ineffective part of cash flow hedges (a loss of 63 million euros in 2015).

The fair value of Telefónica, S.A. derivatives with third parties amounted to a positive MTM (accounts receivable) of 2,956 million euros in 2016 (3,513 million euros in 2015).

The fair value of Telefónica, S.A. intragroup derivatives amounted to a negative MTM (accounts payable) of -190 million euros in 2016 (-113 million euros in 2015).

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2016 and 2015 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

2016

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2017	2018	2019	Subsequent years	Total
Interest rate hedges	(229)	(334)	(396)	(667)	383	(1,014)
Cash flow hedges	323	(240)	150	(500)	2,950	2,360
Fair value hedges	(552)	(94)	(546)	(167)	(2,567)	(3,374)
Exchange rate hedges	(1,094)	(955)	1,137	323	2,760	3,265
Cash flow hedges	(1,063)	834	1,170	359	2,760	5,123
Fair value hedges	(31)	(1,789)	(33)	(36)	—	(1,858)
Interest and exchange rate hedges	(1,507)	111	367	1,187	4,527	6,192
Cash flow hedges	(1,507)	111	367	1,187	4,527	6,192
Fair value hedges	—	—	—	—	—	—
Net investment Hedges	—	—	—	—	—	—
Other derivatives	(126)	1,819	(331)	(437)	(3,052)	(2,001)
Interest rate	(5)	1,232	(471)	(456)	(3,168)	(2,863)
Exchange rate	(84)	—	140	19	116	275
Other	(37)	587	—	—	—	587

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

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Financial Statements

2015

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2016	2017	2018	Subsequent years	Total
Interest rate hedges	(650)	1,360	210	(363)	(2,521)	(1,314)
Cash flow hedges	427	(75)	460	250	2,100	2,735
Fair value hedges	(1,077)	1,435	(250)	(613)	(4,621)	(4,049)
Exchange rate hedges	(1,429)	(3,948)	891	1,170	2,936	1,049
Cash flow hedges	(1,429)	(3,948)	891	1,170	2,936	1,049
Fair value hedges	—	—	—	—	—	—
Interest and exchange rate hedges	(1,100)	355	111	367	5,387	6,220
Cash flow hedges	(1,100)	355	111	367	5,387	6,220
Net investment Hedges	—	—	—	—	—	—
Other derivatives	(334)	(2,738)	(187)	(312)	(1,562)	(4,799)
Interest rate	(85)	(1,882)	(289)	(399)	(1,526)	(4,096)
Exchange rate	(527)	(1,264)	(201)	87	(36)	(1,414)
Other	278	408	303	—	—	711

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

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Financial Statements

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2016 and 2015 comprised 58 and 52 companies, respectively.

Consolidated tax group is valid during an indefinite period as long as the law requirements are fulfilled, or the Company decides to expressly resign to it.

Tax balances as of December 31, 2016 and 2015 are as follows:

Millions of euros	2016	2015
Tax receivables:	3,144	6,439
Deferred tax assets:	2,963	6,153
Deferred income tax (income)	479	3,444
Long-term tax credits for loss carryforwards	1,174	2,077
Unused tax deductions	1,310	632
Current tax receivables (Note 10):	181	286
Withholdings	14	36
Corporate income tax payable	152	229
VAT and Canary Islands general indirect tax refundable	15	21
Tax payable:	645	172
Deferred tax liabilities:	571	88
Current payables to public administrations (Note 18):	74	84
Personnel income tax withholdings	6	4
Corporate income tax payable	—	12
Withholding on investment income, VAT and other	66	67
Social security	2	1

Telefónica, S.A. has tax credits for loss carryforwards, unused by Tax Group in Spain at December 31, 2016 amounting to 8,391 million euros (gross):

2016/12/31	Total carryforwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	8,140	403	7,737	4,696
Prior to Tax Group loss carryforwards (*)	251	—	251	—

(*)	Unused tax credits for loss carryforwards

Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2016 therefore amount to 1,174 million euros (2,077 million euros in 2015).

During 2016, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 150 million euros (47 million euros in 2015).

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Financial Statements

17.1 Movement in deferred tax assets and liabilities

The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2016 and 2015 are as follows:

2016

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	2,077	3,444	632	6,153	88
Arising in the year	—	95	639	734	—
Reversal	(866)	(3,705)	—	(4,571)	(25)
Transfers to the tax group’s net position	(37)	645	39	647	508
Closing balance	1,174	479	1,310	2,963	571

2015

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,167	3,096	26	4,289	179
Arising in the year	1,801	1,330	—	3,131	10
Reversal	—	(994)	(526)	(1,520)	(71)
Transfers to the tax group’s net position	(891)	12	1,132	253	(30)
Other movements	—	—	—	—	—
Closing balance	2,077	3,444	632	6,153	88

There have been reversals of active temporary differences due to the value adjustments of its investments in shares for 1,541 million euros. In the case the amendment of the Corporate Tax Law by Royal Legislative Decree (RLD) 3/2016, of December 2 had not been realeased, the deferred tax assets derived from the value adjustments of investments in shares would had totalled 2,085 million euros as of December 31, 2016.

Furthermore, and due to the aforementioned legislative change that also limits the offsetting of negative tax bases 25%, as a result of the impairment testing on the recoverability of deferred tax assets, carried out by the Group, it has been derecognized tax loss carryforwards amounting to 866 millions of euros.

Transfers between temporary differences, assets and deferred tax liabilities in Telefónica, S.A. are related mainly to the accounting of the gross amount of deferred taxes in connection with the impairment losses of investments of 675 million euros.

After the completion of a recoverability analysis, tax deductions of 639 million euros, unrecognized at December 31, 2015 have been capitalized. The total amount of deductions generated as of December 31, 2016 by Telefónica, S.A. amount to 1,310 million euros.

The effect of deffered taxes in equity in 2016 is a net disposal of 42 million euros.

In addition, and in compliance with the sixteenth transitional provision of this RLD 3/2016, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before 1 January 2013, 166 million euros of recorded deferred tax liabilities have been reverted, recorded in full in these annual accounts.

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Financial Statements

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.

The calculation of the income tax expense and income tax payable for 2016 and 2015 is as follows.

Millions of euros	2016	2015 (*)
Accounting profit before tax
from continued operations	2,866	(2,314)
from discontinued operations	—	—
Permanent differences	8,855	(2,815)
Temporary differences	(13,781)	374
Arising in the year	206	3,541
Arising in prior years	(13,987)	(3,167)
Tax result	(2,060)	(4,755)
Gross tax payable	(515)	(1,331)
Corporate income tax refundable	(515)	(1,331)
Capitalization losses carry forward/write down deductions	227	(631)
Temporary differences for tax valuation	3,445	(322)
Temporary differences derived from the consolidation process	—	—
Other effects	(336)	(52)
Corporate income tax accrued in Spain	2,822	(2,336)
Foreign taxes	20	17
Income tax
continued operations	2,842	(2,319)
Current income tax	(553)	(618)
Deferred income tax	3,395	(1,701)
discontinued operations	—	—

(*)	Revised data see Note 2

The permanent differences mainly correspond to the change in the provision of the securities portfolio of the Telefónica Group companies, to the dividends and capital gains exempted during the year, and to the financial goodwill.

The heading “Activation/reversion: negative tax bases and / or deductions” includes the effect of the activation of tax credits by deductions amounting to 639 million euros and the reversal of tax credits by negative tax bases of 866 million euros as a result of the analysis of recoverability indicated above.

The caption “Other effects” includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill taken in the year (see section 17.3), the effect of the decrease in the temporary differences of assets related to the corrections of investments in shares for the non-deductibility of negative income derived from the transfer of participations established by RLD 3/2016 mentioned above. In addition, as explained in Note 22 to Telefónica, S.A.’s 2015 annual accounts, the Telefónica Group had decided to make provision for the amount corresponding to the goodwill amortized on a tax basis for the purchase of the O2 Group companies subject to the sale agreement. Since the likelihood of execution of a sale transaction in similar terms is more uncertain, the aforementioned provision has been reversed.

17.3 Tax inspections and tax-related lawsuits

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other

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Financial Statements

contentions, and therefore the contingencies related to this process disappeared. This resulted in recognition of a tax expense of 49 million euros in the 2015 financial statements (1 million euros in Telefónica, S.A.’s standalone annual accounts). However, this did not require payment of any tax because the Company applied unused tax credits for loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax credits for loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.

On the other hand, in July 2015, tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in an expense amounting to 206 million euros euros in 2015 (80 million euros in Telefónica, S.A.’s annual accounts). However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax credits for loss carryforwards, at the corresponding tax rate for each period.

Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax credits for loss carryforwards in the years subject to settlement.

At 2016 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of these litigations.

Tax deducibility of financial goodwill (Article 12.5)

Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during 5 years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Company, under this standard, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated tax effect in the corresponding settlements of Corporate Income Tax from 2004 to the closing of December 31, 2016, was 1,063 million euros.

Worthy of note is the fact that in relation to this tax incentive, the European Commission has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute State Aid. Although the Commission itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision) in the third case (concluded October 15, 2014), it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

However, at the issuance date of these annual accounts the three decisions are pending of final ruling: the first two have been annulled by two Judgments of the General Court of the European Union and they have been appealed by the Commission in the Court of Justice of the European Union and sent again to the General Court in a sentence ruled on December 21, 2016 so that the court reviews again the nature of this tax deduction, and the third is still pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.

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Financial Statements

The Company has decided to carry on setting up a provision of the amount relating to the goodwill amortized for tax purposes corresponding to the purchase of Vivo, for a total of 147 million euros as of December 31, 2016 (79 million euros as of December 31, 2015). The amount relating to the companies of the O2 Group was reversed after the European Commission made public its decision to prohibit the sale transaction of Telefónica UK (see Note 22).

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Financial Statements

Note 18. Trade, other payables and provisions

A) Trade and other payables

The breakdown of “Trade and other payables” is as follows:

Millions of euros	2016	2015
Suppliers	110	134
Accounts payable to personnel	42	48
Other payables	260	353
Current income tax liabilities (Note 17)	—	12
Other payables to public administrations (Note 17)	74	72

Total	486	619

Other payables

In accordance with Telefónica’s irrevocable commitment, undertaken in 2015, to pay a 325 million euros donation to Fundación Telefónica, in 2016 cash payments have been made in an amount of 53 million euros.

Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).

In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2016	2015
	Number of days	Number of days
Weighted average maturity period	27	24
Ratio of payments	27	26
Ratio of outstanding invoices	25	11

	Million of euros	Million of euros
Total Payments	313	345
Outstanding invoices	38	36

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2016 included payment periods of up to 60 days.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2016 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

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Financial Statements

B) Provisions

In 2016 and 2015 the concepts and amounts under the provision captions are the following:

2016

Millions of euros	Non-current	Current	Total
Tax Provisions	162	—	162
Negative net book value of investments (Note 8)	22	—	22
Termination plans (Note 19)	140	44	184
Other provisions	43	77	120

Total	367	121	488

2015

Millions of euros	Non-current	Current	Total
Tax Provisions	455	—	455
Negative net book value of investments (Note 8)	186	—	186
Personnel expenses related provisions	81	39	120
Other provisions	113	4	117

Total	835	43	878

Movements in the provisions during 2016 and 2015 are disclosed below:

Millions of euros	2016	2015
Opening balance:	878	313
Additions	278	501
Amortization and reversals	(520)	(45)
Transfers	(163)	106
Fair value adjustments and others	15	3
Closing balance:	488	878
Maturity:
Non-current	367	835
Current	121	43

The caption “additions” includes in 2016 the 62 million euros of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see Note 17).

In respect of the sale of Telefónica Europe, plc, in 2015 an accrual of 377 million euros was registered relating to the tax deduction of goodwill amortization of the company. In 2016, after the European Commission decided not to authorise this transaction, that amount has been reversed (see Note 17).

Under “transfers” it is shown the negative book value of certain investments in group companies and associates (see Note 8). During 2016, there has been a partial recovery of the value of the investments and, therefore, this concept totals -163 million euros.

With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requeriments defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company has, on the one hand, extended the plan termination till 2018 and on the other hand, has set up in December 2016

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Financial Statements

a new voluntary programme aimed at some employees who met certain requeriments related to seniority in the Company. In 2015 the total amount was shown as additions in the table of movements (see Note 19). In 2016 an additional 128 million euros amount has been accrued for this same concept, shown as additions in the 2016 table of movements. During 2016, amortization and reversals regarding this Plan have been booked by 67 million euros. The amount accrued for this concept at December 31, 2016 totals 184 million euros (120 million euros in 2015).

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Financial Statements

Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2016 and 2015, “Rendering of services to Group companies and associates” included 460 million euros and 511 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. Telefónica Latinoamérica Holding, S.L. and this last year, also to Telxius Telecom, S.A.U. Revenue received for this concept in 2016 and 2015 amounted to 36 million euros and 29 million euros, respectively, recognized under “Rendering of services to Group companies and associates”.

It is included under ¨Revenues¨ Strategic Partnership agreements with third parties amounted to 55 million euros in 2016.

Revenues also include property rental income amounting to 44 and 48 million euros in 2016 and 2015, respectively, mainly from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2016 and 2015 is as follows:

Millions of euros	2016	2015
Telefónica Latinoamérica Holding, S.L. (merged with Telefónica Internacional, S.A.U.)	—	1,341
Telefónica de España, S.A.U.	—	1,601
Telefónica Europe, plc.	623	—
Telefónica Móviles España, S.A.U.	373	718
Telefônica Brasil, S.A.	266	371
Sao Paulo Telecomunicaçoes, Ltda	73	85
Telfin Ireland, Ltd.	—	705
Telefónica Centroamérica Inversiones, S.A.	42	42
Taetel, S.A.U.	—	94
Telefónica y Finanzas, S.A.U.	—	98
Telefónica International Wholesale Services, S.L.	484	19
Other companies	67	97

Total	1,928	5,171

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

Millions of euros	2016	2015
Telefónica Móviles México, S.A. de C.V.	40	42
Telefónica de España, S.A.U.	9	18
Telefónica Internacional, S.A.U.	29	34
Telefónica Móviles Argentina, S.A.	11	25
Telefónica Participaciones, S.A.U.	24	—
Other companies	62	43

Total	175	162

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Financial Statements

19.2 “Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.

19.3 Personnel expenses and employee benefits

The breakdown of “Personnel expenses” is as follows:

Millions of euros	2016	2015
Wages, salaries and other personnel expenses	281	284
Pension plans	13	10
Social security costs	16	21

Total	310	315

In 2016, “Wages, salaries and other personnel expenses” includes 115 million euros of compensation payable during the year (126 million euros in 2015). The outstanding figure of this concept at the closing balance has been described in Note 18.

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

•	Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.

This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2016, 2,043 employees had signed up for the plan (1,960 employees in 2015). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 5 million euros in 2016 (3 million euros in 2015).

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 8 million euros and 9 million euros in 2016 and 2015 respectively.

No provision was made for this plan as it has been fully externalized.

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Financial Statements

The main share-based payment plans in place in the 2015-2016 period are as follows:

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”

At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers.

Under this plan, a certain number of shares of Telefónica, S.A. were delivered to plan participants selected by the Company who decided to participate on compliance with stated requirements and conditions.

The plan lasted five years and was divided into three independent phases.

The second phase expired on June 30, 2015. The maximum number of shares assigned to this phase of the plan was 7,347,282, assigned on July 1, 2012, with a fair value of 5.87 euros per share. At the end date of this phase, it was determined that 77% of “Total Shareholder Return” (TSR) had been achieved, under the terms and conditions of the plan. Therefore, the eligible Telefónica Group executives received a total of 2,724,699 shares (corresponding to a total of 3,691,582 gross shares, of which 966,883 shares were withheld at the option of the employee prior to distribution).

The third and final phase expired on June 30, 2016. The maximum number of shares assigned to this phase of the plan was 7,020,473 shares assigned on July 1, 2013, with a fair value of 6.40 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”

The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new instalment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.

Like its predecessor, the term of the new plan is a total of five years divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively.

With regard to the third phase of this 2016-2019 Plan, the Company’s Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group’s strategic plan, taking into account the circumstances and macroeconomic environment.

The maximum number of shares allocated under the plan (including the amount of co-investment) and the number of shares outstanding at December 31, 2016 are set out below:

	No. of shares assigned	No. of shares assigned at 12/31/16	Unit fair value	End date
1st phase October 1, 2014	6,927,953	5,658,725	6.82	September 30, 2017
2nd phase October 1, 2015	6,775,445	5,829,806	6.46	September 30, 2018

Out of the total figure of shares assigned at 12/31/2016, 2,269,161 and 2,325,463 shares correspond to employees of Telefónica S.A. in phases 1 and 2, respectively.

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Financial Statements

Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP)

At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan has been implemented for employees with persistently outstanding performance, high potential and key skills who are expected to take leading roles in the future, by granting a stake in the share capital of the Company.

The term of the plan is five years and it is divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively.

With regard to the third phase of this 2016-2019 Plan, the Company’s Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group’s strategic plan, taking into account the circumstances and macroeconomic environment.

The maximum number of shares assigned and the number of shares outstanding at December 31, 2016 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/16	Unit fair value	End date
1st phase October 1, 2014	556,795	533,552	6.82	September 30, 2017
2nd phase October 1, 2014	618,000	592,200	6.46	September 30, 2018

Out of the total figure of shares assigned at 12/31/2016, 72,767 and 72,000 shares correspond to employees of Telefónica S.A. in phases 1 and 2, respectively.

Telefónica, S.A. global share plan: “Global Employee Share Plan II” (2012-2014) and “Global Employee Share Plan III”

(2015-2017)

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. If the employee remains part of the Telefónica Group and holds on to the shares for one year following the acquisition period (the shareholding period), they will be entitled to receive one free share for each share they acquire and retain throughout the shareholding period.

The acquisition period commenced in July 2015 and ended in June 2016. As of December 31, 2016, 29,700 employees had registered for the plan. The plan will be settled in 2017 through the delivery of shares to employees.

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Financial Statements

19.4 Average number of employees in 2016 and 2015 and number of employees at year-end:

2016

Professional category	Employees at 12/31/16			Average no. of employees in 2016
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	1	1
Directors	65	151	216	62	143	205
Managers	145	156	301	147	162	309
Project Managers	173	116	289	169	117	286
University graduates and experts	134	85	219	123	74	197
Administration, clerks, advisors	106	3	109	116	4	120

Total	623	512	1,135	617	501	1,118

2015

Professional category	Employees at 12/31/15			Average no. of employees in 2015
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	1	1
Directors	61	140	201	58	137	195
Managers	150	162	312	145	154	299
Project Managers	169	112	281	168	112	280
University graduates and experts	107	68	175	101	60	161
Administration, clerks, advisors	128	2	130	121	3	124

Total	615	485	1,100	593	467	1,060

According to the new requirement of the Spanish Companies Law established in article 260; the average number of employees in 2016 with disability of 33% or higher, establishing the categories to which they belong; are six in Telefónica, S.A. as detailed below:

Professional category	Number of disabled
Project Managers	2
University graduates and experts	2
Administration, clerks, advisors	2

Total	6

19.5 External services.

The items composing “External services” are as follows:

Millions of euros	2016	2015
Rent	11	12
Independent professional services	187	188
Donations (Note 18)	1	369
Marketing and advertising	121	128
Other expenses	41	62

Total	361	759

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.

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Financial Statements

Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2016 and 2015 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2016	35	1	10	10	14
Future minimum rentals 2015	39	5	10	10	14

Telefónica, S.A.    78

Financial Statements

19.6 Finance revenue

The items composing “Finance revenue” are as follows:

Millions of euros	2016	2015
Dividends from other companies	4	7
Other third parties financial revenues and gains on derivative instruments	918	586

Total	922	593

It is included under “other finance revenue” the impacts on the result of the financial hedges arranged to unwind positions for 2016 and 2015, which have the same amount under ¨ Finance costs payable to third parties by financial hedges ¨ and they don´t have a real effect in the profit and loss account.

It was included under “other finance revenue” the impacts of the hedges arranged to meet the commitments of the bonds mandatory exchangeable into ordinary shares of Telecom Italia see Note 9), as well as the valuation of the Equity Swap for Treasury shares described in Note 11.

19.7 Finance costs

The breakdown of “Finance costs” is as follows:

Millions of euros	2016	2015
Interest on borrowings from Group companies and associates	1,862	2,094
Finance costs payable to third parties and losses on interest rates of financial hedges	1,134	710

Total	2,996	2,804

The breakdown by Group Company of debt interest expenses is as follows:

Millions of euros	2016	2015
Telefónica Europe, B.V.	452	471
Telefónica Emisiones, S.A.U.	1,337	1,589
Other companies	73	34

Total	1,862	2,094

Other companies includes financial costs with Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. related to current payables for specific cash needs.

The amount included as “Finance costs payable to third parties and gain (losses) on interest rate of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16. As has been explained in the Note 19.6; some of these derivative instruments don´t have a real impact in the profit and loss account; because they are part of the hedges to unwind positions; so they have a similar impact under ¨other financial revenues¨.

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Financial Statements

19.8 Exchange differences:

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2016	2015
On current operations	40	49
On loans and borrowings	472	62
On derivatives	1,070	1,959
On other items	81	62

Total	1,663	2,132

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2016	2015
On current operations	53	53
On loans and borrowings	106	511
On derivatives	1,640	1,549
On other items	33	117

Total	1,832	2,230

The change in exchange gains and losses is basically due to the fluctuations in the main currencies the Company works with. In 2016 US dollar has been strengthened by 3.2% against euro (12% against euro in 2015) not like the pound sterling has been strongly weakened by 14% (in 2015 strengthened by 6% against euro). Brazilian real, by contrast, has been significantly strengthened by 24% against euro, reversing 2015 trend (weakened by 34% against euro). These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

19.9 Impairment losses on disposal of financial instruments with third parties

In 2016, it is included under ¨Other Companies¨ gains of 17 milllion euros due to the sale of the financial assets (Note 9).

The amount included under this caption in 2015 corresponds to the change in valuation of Telco, S.p.A. investments. The net amount was a financial revenue of 411 million euros.

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Financial Statements

Note 20. Other information

a) Financial guarantees

At December 31, 2016, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 45,448 million euros (44,868 million euros at December 31, 2015). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2016	2015
Debentures and bonds and equity instruments	40,596	41,685
Loans and other payables	2,222	1,752
Other marketable debt securities	2,630	1,431

Total	45,448	44,868

The debentures, bonds and equity instruments in circulation at December 31, 2016 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V., Telefónica Finanzas México, S.A. de C.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 40,596 million euros at December 31, 2016 (41,685 million euros at December 31, 2015). During 2016, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 4,900 million euros (1,467 million euros in 2015) and 6,540 million euros matured during 2016 (3,292 million euros during 2015).

The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2016 are: the cash-settled equity link bonds non-dilutive issued by Telefónica Participaciones, S.A.U., whose outstanding amount at December 31, 2016 was 2,100 million euros (1,500 million euros at December 31, 2015). During 2016 it was paid by Telefónica Finanzas, S.A.U. to the European Investment Bank, according to installments and the repayment schedule of the financings reducing its guaranteed balance in approximately 136 million euros.

“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2016 was 2,630 million euros (1,431 million euros at December 31, 2015).

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2016, these guarantees amounted to approximately 39 million euros (107 million euros at December 31, 2015).

b) Litigation

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

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Financial Statements

The following unresolved legal proceedings or those underway in 2016 are highlighted (see Note 17 for details of tax-related cases):

Appeal against the Decision of the EC dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the EC, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the EC filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court.

On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the EC to reassess the amount of the fine imposed. The General Court considers that the EC has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.

Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.

On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its reply.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer

Venten Management Limited (“Venten”) and Lexburg Enterprises Limited (“Lexburg”), were minority shareholders of CESKY TELECOM. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favourable to Telefónica’s position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was delivered to Telefónica. Telefónica has filed an extraordinary appeal, requesting the suspension of the effects of the decision.

Other contingencies

Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

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Financial Statements

c) Commitments

Agreement related to the Sale of Customer Relationship Management (CRM) Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16, 2014, and on November 8, 2016. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.

By virtue of this Agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased from Brazil.

Failure to meet the annual turnover commitments generally results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.

The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Agreement for the divestment of Telefónica’s operations in the UK (O2 UK)

On March 24, 2015, Telefónica signed an agreement with Hutchison Whampoa Group for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement).

On May 11, 2016, the European Commission made public its decision to prohibit the transaction under the European Union merger regulations, the aforementioned agreement between Telefónica and Hutchison Whampoa Group having been terminated.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.

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Financial Statements

d) Directors’ and senior executives’ compensations and other benefits

Directors’ and Senior Executives’ compensation

The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.

In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2016, the total amount of compensation received by the Directors of Telefónica, in their capacity as such, was 3,752,754 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.

Set forth below are the amounts established in fiscal year 2016 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors.

Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

Based on Mr. Alierta Izuel’s special commitment as Director of Telefónica to the development of the Group’s institutional relations, Mr. Alierta Izuel has a special annual fixed amount (in addition to what he is entitled as a Member of the Board of Directors and as a member of any of its Committees) of 500,000 euros.

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2017 financial year is equal to the one received in the year 2016, which was set in his capacity as Chief Executive Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman for the 2016 fiscal year.

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Financial Statements

Individualized description

Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2016.

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Financial Statements

e) Related-party transactions

Significant shareholders

The significant shareholders of the Company are Bilbao Vizcaya Argentaria, S.A. (BBVA), Blackrock, Inc. and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 6.33%, 5.22% and 5.15%, respectively.

During 2016 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.

A summary of significant transactions between Telefónica, S.A. and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2016	BBVA	la Caixa
Financial expenses	9	1
Receipt of services	2	2

Total expenses	11	3

Financial revenues	—	—
Dividends received (1)	15	—

Total revenues	15	—

Financing transactions	244	203
Guarantees granted	—	8
Time deposits	350	45
Dividends distributed (2)	243	185

(1)	As of December 31, 2016 Telefónica holds 0.67% investment in BBVA (See Note 9.3.).

Millions of euros
2015	BBVA	la Caixa
Financial expenses	7	1
Receipt of services	4	3

Total expenses	11	4

Financial revenues	1	1
Dividends received	16	—

Total revenues	17	1

Financing transactions	54	49
Guarantees granted	68	8
Time deposits	421	412
Dividends distributed	212	113

(1)	As of December 31, 2015 Telefónica holds 0.69% investment in BBVA (See Note 9.3.).
(2)	Additionaly to the amount included in this line, it should be considered the shares received by la Caixa, in relation with the scrip dividend paid on December 2015.

In addition, the nominal outstanding value of derivatives held with BBVA and la Caixa in 2016 amounted to 16,680 and 392 million euros, respectively (18,483 million euros held with BBVA and 1,241 million euros held with la Caixa in 2015). The fair value of these same derivatives in the balance sheet is 855 and -35 million euros, respectively, in 2016 (805 and -26 million euros, respectively, in 2015). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. Moreover, in 2016 there are collateral guarantees of certain derivatives held with BBVA amounting to 240 million euros.

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Financial Statements

Group companies and Associates

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2016 and 2015 are detailed in the notes to these individual financial statements.

Directors and senior executives

During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. As a result, certain Telefónica Group subsidiaries have performed transactions with the Inditex Group in 2016, transactions related to the Group’s ordinary course of business, concerning telecommunications and related services, amounting to 36 million euros.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 20.d) and Appendix II of these financial statements.

Furthermore, certain Telefónica Group subsidiaries have performed transactions with the Inditex Group in 2016, transactions related to the Group’s ordinary course of business, concerning telecommunications and related services, amounting to 36 million euros.

In 2015 a member of Telefónica, S.A.’s Board of Directors was also board member of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica signed agreements with Abertis, through its subsidiary On Tower Telecom Infraestructuras S.A. (previously Abertis Tower, S.A.), by virtue of which Telefónica Spain sold mobile phone towers for 44 in 2015, generating a gain of 38 million euros. An agreement was also signed through which On Tower Telecom Infraestructuras, S.A. leased certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment. In 2016 the aforementioned companies are not related parties anymore.

Telefónica S.A. contracted a civil liability insurance scheme (D&O) for directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium attributable to 2016 of 2,088,500 euros. This scheme provides coverage for Telefónica S.A. and its subsidiaries, in certain cases.

f) Auditors’ fees

The fees accrued in 2016 and 2015 to the various member firms of the EY international organization (previously Ernst & Young), to which Ernst&Young, S.L. (the auditors of Telefónica, S.A. in 2016 and 2015) belongs, amounted to 4.73 million euros and 3.73 million euros, respectively, broken down as follows.

Millions of euros	2016	2015
Audit services	4.52	3.52
Audit-related services	0.21	0.21

Total	4.73	3.73

EY has not provided the Company with tax advice or other services except as disclosed above.

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Financial Statements

g) Environmental matters

Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.

Telefónica’s environmental risks and climate change are controlled and managed under the company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental management.

h) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20 a).

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Financial Statements

Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The net result before tax in 2016 amounted to positive 2,866 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year.

These adjustments relate mainly to:

•	Reversion of impairments of investments in Group companies, associates and other investments of 2,049 million euros (in 2015 there was an impairment of 5,309 million euros).

•	The gains on disposal of subsidiaries amounting to 992 million euros (5 million euros loss in 2015).

•	Declared dividends as income in 2016 for 1,928 million euros (5,171 million euros in 2015), interest accrued on loans granted to subsidiaries of 175 million euros (162 million euros in 2015) and a net financial expense of 2,226 million euros (1,902 million euros in 2015), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 3,314 million euros (2,440 million euros in 2015). The main items included are:

a)	Net interest paid:

Payments of net interest and other financial expenses amounted to 1,868 million euros (1,801 million euros in 2015), including:

•	Net proceeds from external credit entities, net of hedges, for 84 million euros, (net payments of 11 million euros in 2015 discounted by their hedges), and

•	Interest and hedges paid to Group companies of 1,952 million euros (1,812 million euros in 2015).

b)	Dividends received:

The main receipts relate to:

Millions of euros	2016	2015
Telefónica de España, S.A.U.	—	1,601
Telefónica Móviles España, S.A.U.	373	718
Telefónica Europe, plc.	616	—
Telfin Ireland, Ltd.	455	250
Telefónica Latinoamérica Holding, S.L.	1,828	—
Telefónica International Wholesale Services, S.L.	500	—
Telefônica Brasil, S.A.	236	252
Sao Paulo Telecomunicaçoes, Ltda	65	83
Other dividend collections	139	187

Total	4,212	3,091

In addition to the dividends recognized as income in 2016 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2015 collected in 2016.

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Financial Statements

c)	Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 150 million euros were made in 2015 (47 million in 2015), as disclosed in Note 17. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

•	Telefónica Móviles España, S.A.U.: collection of 165 million euros, corresponding to: 146 million euros for the 2015 income tax settlement, 98 million in payments of account of 2016 income tax and 79 million corresponding to the settlement agreed with the Tax Authorities for 2008-2011 income tax inspection.

In 2015, rebilling amounted to 344 million euros, corresponding mainly to: 288 million euros for the 2014 income tax settlement and 56 million in payments of account of 2015 income tax.

•	Telefónica de España, S.A.U.: collection of 640 million euros, corresponding to: 367 million euros for the 2015 income tax settlement, 263 million in payments of account of 2016 income tax and 10 million corresponding to the settlement agreed with the Tax Authorities for 2008-2011 income tax inspection.

In 2015, rebilling amounted to 616 million euros, corresponding to: 506 million euros for the 2014 income tax settlement and 110 million in payments of account of 2015 income tax.

Cash flows from/ (used in) investing activities

“Payments on investments” under “Cash flows from/ (used in) investing activities” included a total payment of 5,002 million euros (4,915 million euros in 2015). The main transactions to which these payments refer are as follows:

•	Capital increases: the main disbursements correspond to Telxius Telecom, S.A.U. amounting to 1,951 million euros, Telefónica Móviles México, S.A. de C.V. amounting to 548 million euros and Telefónica Digital Holding, S.L.U. amounting to 301 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Note 8.1.a).

•	Credits granted to Group and affiliated companies: In 2016 the most significant disbursements related to Telxius Telecom, S.A.U. amounting to 700 million euros and it has been detailed in Note 8.5.

Proceeds from disposals totaling 3,439 million euros in 2016 (2,048 million euros in 2015) includes:

•	Proceed from the repayment of the loans granted to Telefónica Móviles España, S.A.U. in accordance with the payment schedule of the loan, totaling 638 million euros.

•	The proceeds from the sale, within the framework of the restructuring process of the infrastructure business line, at its fair value of the investment in Telxius Towers España, S.L. to Telxius Telecom, S.A.U. amounting to 1,210 million euros.

•	Proceeds from derivatives hedging the transaction of the sale of Telefónica Europe, plc amounting to 399 million euros.

•	Repayment of a loan granted to Telefónica Latinamérica Holding, S.L. amounting to 690 million euros.

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Financial Statements

Cash flows from/(used in) financing activities

This caption includes the following items:

i.	Net payments for equity instruments of 624 million euros (1,626 million euros in 2015), relating to the net amount of treasury shares acquired in 2016.

ii.	Proceeds from financial liabilities:

a)	Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2016	2015
Telefónica Participaciones (Note 15)	608	—
Syndicated facilities with several entities (Note 14.4)	4,650	3,950
Bilateral loans with several entities (Note 14.4)	265	475
Telefónica Emisiones, S.A.U. (Note 15)	4,900	1,467
Telefónica Europe, B.V. promissory notes (Note 15)	1,200	935
Telfisa Global, B.V. financing (Note 15)	998	—
Structured Financing	699	506
Promissory notes (Note 13)	305	61
Credit lines with several entities	—	826
Bonds issued by Telefónica Europe B.V. (Note 15)	1,000	—
Loan (Note 14)	300
Other collections	959	245

Total	15,884	8,465

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2016	2015
Bond redemption (Note 13)	—	50
Bilateral loans with several entities (Note 14.4)	—	500
Syndicated facilities with several entities (Note 14.4)	5,300	3,778
Telefónica Europe, B.V. (Note 15)	80	1,073
Telfisa Global, B.V.	—	2,048
Telefónica Finanzas, S.A.U.	497	534
Telefónica Emisiones, S.A.U. (Note 15)	6,540	3,292
Structured Financing	327	245
Credit lines with several entities	358
Other payments	712	172

Total	13,789	11,692

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. relates to the Group’s integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.	Payments of dividends for 2,395 million euros (2,237 million euros in 2015) as described in Note 11.1. d). The difference between the figure of Dividends shown in this Note and in Note 11 is caused by withholding taxes deducted in the payment to certain major shareholders, and despite the reimbursement of the amounts has been requested to Tax Authorities, the cash has not been received until 2016.

Telefónica, S.A.    91

Financial Statements

iv.	Proceeds on the 2015 share capital increase amounted to 3,048 million euros are described in Note 11, and presented net of all the expenses related to the transaction in the statement of changes in equity.

Telefónica, S.A.    92

Financial Statements

Note 22. Discontinued operations

As detailed in Note 2, the 2016 transactions between Telefónica, S.A. and the subsidiaries which included in the agreeement to sell the Group’s operation in the United Kingdom have been reclassified from “Profit after tax from discontinued operations” to the corresponding lines of expenses or revenues according to their nature.This classification implies the change in 2015 income statement and in the Cash Flow statement.

The figure in 2015 Balance sheet have not been altered, and the investment in Telefónica Europe, plc amounting to 12,501 thousand euros is thus presented under the caption “Held for sale assets” in the accompanying 2015 balance sheet. In 2016, the investment has been classified again as“Long Term investments in Group and Associated companies”, and this change is shown as a “Transfer” in 2016 chart of movements (see Note 8).

The disclosure of concepts and amounts reclassified in the 2015 income statement is the following:

(Millions of euros)	2015
Services rendered to Group companies	35
Other operating income Group companies	1
Impairment losses in Group companies and associates	(852)
External services Group companies	(3)
Financial revenue Group companies	1
Exchange rate differences, net	3
Income Tax	217
Discontinued operations, net of tax	(598)

The disclosure of concepts and amounts reclassified in the 2015 cash flow statement is the following:

(Millions of euros)	2015
Profit before tax	(815)
Adjustments to profits - Change in long term provisions	852
Changes in working capital	37
Other cash flows from operating activities- Net interest paid	30
Cash flow used in financing activities	(11)
Cash flow used in investing activities	(19)

Telefónica, S.A.    93

Financial Statements

Note 23. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

On January 10, 2017, Telefónica, S.A. redeemed 300 million euros of its 2,500 million euros syndicated credit facility signed on February 19, 2015 and maturing in 2021.

On January 17, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 1,750 million euros. This issuance was split into two series: one series, amounting to 1,250 million euros, maturing on January 17, 2025 and an annual coupon of 1.53% and the other series, amounting to 500 million euros maturing on October 17, 2028 and with an annual coupon of 2.32%. Both series of notes are guaranteed by Telefónica, S.A.

On January 17, 2017, Telefónica, S.A. amended the bilateral loan, signed originally on June 26, 2014 for an amount of 2,000 million euros and with an outstanding amount of 1,500 million euros, divided in two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017, Telefónica, S.A. signed a new amended to its bilateral loan extending the maturity date of the tranche A for 500 million euros until June 26, 2019.

On January 25, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 150 million euros, maturing on January 25, 2019. The notes are guaranteed by Telefónica, S.A.

On February 7, 2017, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros, 100 million euros and 120 million euros of its notes, issued on February 7, 2011, March 21, 2011, February 7, 2012, respectively. The notes were guaranteed by Telefónica, S.A.

On February 15, 2017, Telefóncia Europe, B.V. drew down an aggregate principal amount of 750 million euros of its long term financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024. This financing is guaranteed by Telefónica, S.A.

Investing in Group and affiliated companies

On January 12, 2017 Telefónica Móviles México, S.A. de C.V. has completed a capital increase of 3,000 million Mexican pesos (equivalent to 129,7 million euros) which has been subscribed and paid in full by Telefónica, S.A. on January 17, 2017.

In order to provide adequate financing funds to Telefónica Digital Holding, S.L.U. to enable the company refinancing its subsidiaries, on January 12, 2017 Telefónica, S.A. completed a capital increase of 301 million euros. This contribution has been paid in full.

On January 26, 2017 Telefónica Latinoamérica Holding, S.L. has executed a capital increase of 747 million euros which has been fully subscribed and paid by the Company.

On February 20, 2017 Telefónica has reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, ”KKR”, entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share).

The aforementioned agreement includes a purchase agreement for the sale of 62 million shares (representing 24.8% of the total capital stock) of Telxius Telecom, S.A.U. for a price of 790.5 million euros, as well as stock options over 38 million shares (representing 15.2% of the total share capital) for a price of at least 484.5 million euros.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

After the transaction Telefónica will maintain the control over Telxius.

Telefónica, S.A.    94

Financial Statements

Note 24. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 22, 2017. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica, S.A.    95

Financial Statements

Appendix I: Details of subsidiaries and associates at December 31, 2016

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L. (SPAIN)	100.00%	—	198	6,724	—	1,533	1,169	12,051
Holding company
Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	209	495	373	672	506	5,561
Wireless communications services provider
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telfin Ireland Limited (IRELAND)	100.00%	—	—	8,205	—	—	165	8,191
Intragroup financing
28/29 Sir John Rogerson’s Quay, Dublin 2
O2 (Europe) Ltd. (UNITED KINGDOM)	100,00%	—	1,239	4,848	—	—	340	2,764
Holding company
Wellington Street, Slough, SL1 1YP
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	4,999	(3,357)	—	(302)	(399)	796
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,247	—	1,535	1,089	2,455
Telecommunications service provider in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	64	—	(53)	(72)	692
Holding company Gran Via, 28 - 28013 Madrid
Telefónica de Contenidos , S.A.U. (SPAIN)	100.00%	—	226	1,122	—	88	(11)	1,337
Organization and operation of multimedia service-related activities and businesses
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	—	718	—	(6)	727	712
Integrated cash management, consulting and financial support for Group companies
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Ecuador Cellular Holdings, B.V. (NETHERLANDS)	100.00%,	—	—	537	—	(3)	(3)	581
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Chile Holdings , S.L (SPAIN)	100.00%	—	—	1,209	—	—	—	473
Holding company
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telefónica Innovación Alpha, S.L. (SPAIN)	100.00%	—	—	6	—	(3)	(3)	6
Telecommunications activities
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telco TE, S.p.A. (ITALY)	100.00%	—	—	—	43	—	—	—
Holding company
Via dell’Annunciata n.21 20121 – Milano
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	—	1	—	—	—	1
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam

Telefónica, S.A.    96

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Teléfonica de Costa Rica TC, S.A. (COSTA RICA)	100.00%	—	296	(148)	—	—	(1)	296
Holding company
Plaza Roble, Edificio Los Balcones 4to. Piso, San José
Telefónica Global Technology, S.A. (SPAIN)	100.00%	—	16	178	—	6	(27)	166
Global management and operation of IT systems
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN)	100.00%	—	7	144	—	—	7	110
Finance company
Gran Via, 28 - 28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	100.00%	—	51	28	9	10	39	69
Life insurance, pensions and health insurance
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Oeste 1, planta 9- 28050 Madrid
Telefónica Digital Holdings, S.L.U. (SPAIN)	100.00%	—	13	389	—	(243)	(244)	158
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid
Taetel, S.L. (SPAIN)	100.00%	—	28	41	—	(2)	(2)	67
Acquisition, ownership and disposal of shares and stakes in other companies
Gran Via, 28 - 28013 Madrid
Telefónica Internacional USA Inc.(EE.UU.)	100.00%	—	—	1	—	—	—	—
Financial Advisoryservices
1221 Brickell Avenue suite 600 - 33131 Miami –Florida
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%	—	17	(8)	—	(5)	(5)	4
Holding and operation of aircraft and aircraft leases
Gran Via, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%	—	12	(8)	—	(1)	2	8
Security services and systems
Ramón Gómez de la Serna, 109-113 posterior - 28035 Madrid
Compañía Española de Tecnología, S.A. (SPAIN)	100.00%	—	5	5	—	—	—	9
Promotion of business initiatives and holding of real estate assets
Gran Vía, 28 - 28013 Madrid
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN)	100.00%	—	3	8	—	(3)	43	13
Integrated cash management, consulting and financial support for Group companies
Ronda de la Comunicación, s/n – 28050 Madrid
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	—	—	—	—	—	—
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica International Wholesale Services II, S.L. (SPAIN)	100.00%	—	1	(24)	—	(12)	(19)	5
Telecommunications service provider and operator
Ronda de la Comunicación, s/n – 28050 Madrid
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN)	100.00%	—	6	6	—	(48)	(34)	—
Telecommunications research activities and projects Telecomunications
Ronda de la Comunicación, s/n – 28050 Madrid

Telefónica, S.A.    97

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG)	100.00%	—	3	76	—	(1)	11	4
Holding company
26, rue Louvingny, L-1946- Luxembourg
Telefónica Servicios Globales, S.L.U. (SPAIN)	100.00%	—	1	11	—	(4)	7	1 4
Management and administrative services rendered
Ronda de la Comunicación, s/n – 28050 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%	—	195	(22)	—	—	9	182
Integrated cash management, consulting and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico D.F.
Terra Networks Marocs S.A.R.L.	100.00%	—	—	—	—	—	—	—
Dormant Company
332 Boulevard Brahim Roudani, Casablanca
Telefónica Participaciones, S.A (SPAIN)	100.00%	—	—	1	—	—	—	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN)	100.00%	—	—	8	—	(1)	2	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%	—	—	5	1	(1)	2	—
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam
Telefónica Europe, pl.c (UNITED KINGDOM)	100.00%	—	13	15,157	623	(2)	648	11,268
Wireless communications Wellington Street, Slough, SL11YP
Compañía Señales del Norte, S.A. de C.V.	100.00%	—	6	(1)	—	—	—	6
Other business support services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
O2 Oak Limited (REINO UNIDO)	100.00%	—	—	—	—	—	—	—
Private Limited Company Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
O2 Worldwide Limited (REINO UNIDO)	100.00%	—	—	—	—	—	—	—
Private Limited Company 20 Air Street, London, England WIB 5AAN
Telxius Telecom, S.A.U.	100.00%	—	250	2,150	—	(8)	34	2,400
Investment managament and gestion of companies in the telecomunications sector
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN)	100.00%	—	230	(290)	484	325	291	214
International services provider
Ronda de la Comunicación, s/n Distrito Telefónica - 28050 Madrid
Telefónica Consumer Finance E.F.C., S.A. (SPAIN.)	50.00%	—	5	24	—	12	7	15
Lending and consumer loans c/Caleruega, 102 - 28033 Madrid

Telefónica, S.A.    98

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	—	—	—	—	—	—
Internet design, advertising and consulting
Plaza Canalejas, 3 – 28014 Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA) (2)	75.00%	25.00%	306	923	—	346	204	954
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Centroamérica Inversiones, S.L (SPAIN)	60.00%	—	1	878	42	17	53	655
Holding company
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA)	65,14%	34,86%	—	—	—	—	—	—
Holding company
Torre Edicampo, Avda. Francisco de Miranda, Caracas 1010
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	50.00%	150	(107)	—	—	—	21
Portfolio company
Strawinskylaan 1725 – 1077 XX – Amsterdan
Sao Paulo Telecomunicaçoes Participaçoes, Ltda (BRAZIL)	39.40%	60.60%	5,346	(379)	73	(1)	234	2,310
Holding company
Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo
Telefônica Brasil, S.A. (BRAZIL) (1)(*)	29.77%	43,76%	23,164	(2,519)	266	1,718	1,122	9,928
Wireline telephony operator in Sao Paulo
Sao Paulo
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA)	18.51%	48.99%	—	(155)	—	154	(101)	227
Wireless operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Telefónica Móviles Argentina, S.A. (SPAIN) (2)	15.40%	84.60%	N/D	N/D	N/D	N/D	N/D	N/D
Wireless communications and services operator
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	—	(1)	1	3	6	—
Distribution, promotion or preparation of insurance contracts,operating as a broker
Distrito Telefónica, Avda. Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid
Inversiones Telefónica Móviles Holding, Ltd. (CHILE)	1.13%	98.87%	1,702	340	—	(2)	180	89
Holding company
Miraflores, 130 - 12º - Santiago de Chile
Telefónica de Argentina, S.A. (1) (ARGENTINA)	1.67%	83.32%	229	249	—	111	88	15
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Venezolana, C.A. (VENEZUELA) (1)	0.09%	99.91%	—	—	—	—	—	—
Av. Francisco de Miranda, Edif. Parque Cristal, Caracas 1060

Telefónica, S.A.    99

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Canal 21 (ESPAÑA) TV Channel Calle Ronda de la comunicación s/n Edif.Norte 1. Planta 5 28050 Madrid	50.00%	—	14	—	—	(5)	(10)	2
Telefónica Factoring España, S.A. (SPAIN)	50.00%	—	5	2	8	7	7	9
Factoring
Zurbano, 76, 8 Plta. - 28010 Madrid
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	19.00%	2	—	—	(1)	1	1
Factoring
México D.F.
Telefónica Factoring Perú, S.A.C. (PERÚ)	40.50%	19.50%	1	2	1	—	2	1
Factoring
Ciudad de Lima
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	19.00%	1	1	—	2	1	1
Factoring
Bogotá
Telefónica Factoring Chile S.A. (CHILE)	40.50%	19.00%	—	—	—	1	—	—
Factoring
Ciudad y Comuna de Santiago.
Telefónica Factoring Do Brasil, Ltd. (BRASIL)	40.00%	20.00%	1	(2)	3	(1)	11	1
Factoring
Avda. Paulista, 1106 – Sao Paulo
Jubii Europe N.V. (NETHERLANDS) (*)	32.10%	—	N/D	N/D	—	N/D	N/D	5
Internet portal - In liquidation
Richard Holkade 36, 2033 PZ Haarlem – PAISES BAJOS
Torre de Collçerola, S.A. (SPAIN)	30.40%	—	6	1	—	—	—	2
Operation of telecommunicatios mast and technical assistance and consulting services.
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Other Companies			—	—	1	—	—	—
Total group companies and associates					1,656		65,249

(1)	Consolidated data.
(2)	Data included in Telefónica Móviles Argentina Holding as consolidated figures.
(*)	Companies listed on international stock exchanges at December 31, 2016.

Telefónica, S.A.    100

Financial Statements

Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed compensation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,461,580	—	5,803	5,390,483
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	6,000	286,000
Mr. José María Abril Pérez	—	200,000	3,000	—	91,200	—	294,200
Mr. Julio Linares López	—	200,000	20,000	—	37,333	—	257,333
Mr. César Alierta Izuel	607,273	538,554	—	4,015,440	20,000	1,338	5,182,605
Ms. Eva Castillo Sanz	—	120,000	20,000	—	33,600	—	173,600
Mr. Juan Ignacio Cirac Sasturain[7]	—	30,000	—	—	—	—	30,000
Mr. José Javier Echenique Landiríbar[7]	—	90,000	7,000	—	76,800	—	173,800
Mr. Peter Erskine	—	120,000	24,000	—	117,333	—	261,333
Ms. Sabina Fluxà Thienemann[7]	—	90,000	4,000	—	7,467	—	101,467
Mr. Luiz Fernando Furlán	—	120,000	—	—	—	—	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	28,000	—	143,467	6,000	297,467
Mr. Pablo Isla Álvarez de Tejera	—	120,000	5,000	—	11,200	—	136,200
Mr. Peter Löscher[7]	—	90,000	6,000	—	7,467	—	103,467
Mr. Antonio Massanell Lavilla	—	120,000	18,000	—	56,000	7,000	201,000
Mr. Ignacio Moreno Martínez	—	120,000	22,000	—	33,600	—	175,600
Mr. Francisco Javier de Paz Mancho	—	120,000	25,000	—	122,933	6,000	273,933
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000

1	Salary: The amount for Mr. José María Álvarez-Pallete López includes compensation amounts that are not variable in nature and that the Director received for his executive work. Mr. César Alierta Izuel held the position of Executive Chairman of the Company through April 8, 2016, including through such date the amount of compensation that is not variable in nature and that the Director received for his for his executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Board, regardless of the actual attendance by the Director at meetings of the Board.
3	Attendance fees: Total amount of attendance fees for attending the meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016. As regards the bonus for 2016 and which will be paid in 2017, the Executive Director Mr. José María Álvarez-Pallete López will receive 3,430,430 euros.
5	Compensation for belonging to Committees of the Board: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Executive Commission and the Advisory or Control Committees, regardless of the actual attendance by the Director at meetings of the Advisory or Control Committees.

Telefónica, S.A.    101

Financial Statements

6	Other items: Includes, among other things, the amounts received for belonging to the Territorial Advisory Boards in Spain (Valencia, Andalusia and Catalonia) and other in-kind compensation (general medical insurance and dental coverage) paid by Telefónica, S.A. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Territorial Advisory Boards in Spain were eliminated.
7.	Mr. Juan Ignacio Cirac Sasturain, Mr. José Javier Echenique Landiríbar, Ms. Sabina Fluxà Thienemann, and Mr. Peter Löscher were appointed as Directors of the Company on April 8, 2016, thus reflecting the compensation received as from such date.

Furthermore, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero and Mr. Santiago Fernández Valbuena ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

Directors	Salary[1]	Fixed compensation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José Fernando de Almansa Moreno-Barreda	—	30,000	8,000	—	8,400	3,333	49,733
Mr. Calos Colomer Casellas	—	30,000	14,000	—	36,800	4,333	85,133
Mr. Alfonso Ferrari Herrero	—	30,000	17,000	—	39,600	3,333	89,933
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—

1	Salary: Includes compensation amounts that are not variable in nature and that the Director received for his executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Board, regardless of the actual attendance by the Director at meetings of the Board.
3	Attendance fees: Total amount of attendance fees for attending the meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016.
5	Compensation for belonging to Committees of the Board: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Executive Commission and the Advisory or Control Committees, regardless of the actual attendance by the Director at meetings of the Advisory or Control Committees.
6	Other items: Includes, among other things, the amounts received for belonging to the Territorial Advisory Boards in Spain (Valencia, Andalusia and Catalonia) and other in-kind compensation (general medical insurance and dental coverage) paid by Telefónica, S.A. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Territorial Advisory Boards in Spain were eliminated.

To break down the amounts included in the table above, set forth below is the specific compensation received by Telefónica’s Directors for belonging to the various Advisory or Control Committees during fiscal year 2016, including both the fixed amount and the attendance fees.

In this regard, it is noted that the Board of Directors, at its meeting held on April 27, 2016, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, approved a new configuration for the organization, structure and composition of the Advisory and Control Committees of the Company in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A.’s corporate governance structure.

Within this context, the Board of Directors unanimously adopted the following resolutions: i) To reorganize the then-existing Regulation and Institutional Affairs Committees, which became a single Committee called the Regulation and Institutional Affairs Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees; and ii) To reorganize the then-existing Strategy and Innovation Committees, which became a single Committee called the Strategy and Innovation Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees.

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Financial Statements

ADVISORY OR CONTROL COMMITTEES OF TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2016
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	14,200	—	14,200
Mr. Julio Linares López[1]	—	—	9,467	15,466	32,400	57,333
Mr. César Alierta Izuel	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	—	15,200	21,200	17,200	53,600
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	23,800	—	—	—	—	23,800
Mr. Peter Erskine	—	21,200	—	40,133	—	61,333
Ms. Sabina Fluxà Thienemann	—	11,467	—	—	—	11,467
Mr. Luiz Fernando Furlán	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	18,200	19,200	13,200	16,200	24,667	91,467
Mr. Pablo Isla Álvarez de Tejera	—	16,200	—	—	—	16,200
Mr. Peter Löscher	—	—	—	13,467	—	13,467
Mr. Antonio Massanell Lavilla	22,200	—	26,400	11,200	14,200	74,000
Mr. Ignacio Moreno Martínez	23,200	—	15,200	—	17,200	55,600
Mr. Francisco Javier de Paz Mancho[1]	13,467	23,800	5,733	—	24,933	67,933
Mr. Wang Xiaochu	—	—	—	—	—	—

1	In the case of Mr. Linares, includes the amount received for belonging to the former Strategy Committee until April 27, 2016, and in the case of Mr. de Paz includes the amount received for belonging to the Service Quality and Customer Service Committee until April 27, 2016.

Mr. José Fernando de Almansa Moreno— Barreda, Mr. Carlos Colomer Casellas and Mr. Alfonso Ferrari Herrero ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affairs	TOTAL 2016
Mr. José Fernando de Almansa Moreno-Barreda	—	—	3,800	—	—	6,800	5,800	16,400
Mr. Calos Colomer Casellas	11,600	5,800	—	4,800	8,600	—	—	30,800
Mr. Alfonso Ferrari Herrero	7,800	8,600	3,800	3,800	—	6,800	5,800	36,600

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Financial Statements

The following table also breaks down on an individualized basis the amounts received by the Company’s Directors from companies of the Telefónica Group other than Telefónica, S.A. for the performance of executive duties or for belonging to the Boards of Directors and/or Advisory Committees of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed compensation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	30,000	30,000
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	60,000	—	—	—	—	60,000
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	—	—	—	—	—	—
Mr. Peter Erskine	—	—	—	—	—	53,066	53,066
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Mr. Luiz Fernando Furlán	—	86,656	—	—	—	30,000	116,656
Mr. Gonzalo Hinojosa Fernández de Angulo	—	19,254	—	—	—	30,000	49,254
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	181,394	—	—	—	30,000	211,394
Mr. Wang Xiaochu	—	—	—	—	—	—	—

1	Salary: Compensation amounts that are not variable in nature and that the Director received from other companies of the Telefónica Group for his/her executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the boards of directors of other Companies of the Telefónica Group.

It is noted that Ms. Eva Castillo accrued an amount of 60,000 euros during fiscal year 2016 for belonging to the Supervisory Board of Telefónica Deutschland Holding, A.G. Such amount had not been paid as of the date of preparation of this document. Mr. Peter Erskine also accrued an amount of 12,403 euros during fiscal year 2016 for belonging to the Supervisory Board of Telefónica Deutschland Holding, A.G. Such amount had not been paid as of the date of preparation of this document.

3	Attendance fees: Total amount of attendance fees for attending the meetings of the boards of directors of other Companies of the Telefónica Group.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016, by other companies of the Telefónica Group.
5	Compensation for belonging to Committees of the Board of other companies of the Telefónica Group: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time and accrued by the Director for belonging to the Committees of boards of directors of other Companies of the Telefónica Group.
6	Other items: Includes, among other things, the amounts received for belonging to other Regional and Business Advisory Boards (Spain, UK and Latam) and other in-kind compensation (general medical insurance and dental coverage) paid by other companies of the Telefónica Group. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Regional and Business Boards were eliminated.

Furthermore, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero and Mr. Santiago Fernández Valbuena ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

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Financial Statements

Directors	Salary[1]	Fixed compensation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José Fernando de Almansa Moreno-Barreda	—	95,944	—	—	—	30,000	125,944
Mr. Calos Colomer Casellas	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	84,865	—	—	—	30,000	114,865
Mr. Santiago Fernández Valbuena[7]	319,223	—	—	1,149,205	—	9,218	1,477,646

1	Salary: Compensation amounts that are not variable in nature and that the Director received from other companies of the Telefónica Group for his/her executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the boards of directors of other Companies of the Telefónica Group.
3	Attendance fees: Total amount of attendance fees for attending the meetings of the boards of directors of other Companies of the Telefónica Group.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016, by other companies of the Telefónica Group.
5	Compensation for belonging to Committees of the Board of other companies of the Telefónica Group: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time and accrued by the Director for belonging to the Committees of boards of directors of other Companies of the Telefónica Group.
6	Other items: Includes, among other things, the amounts received for belonging to other Regional and Business Advisory Boards (Spain, UK and Latam) and other in-kind compensation (general medical insurance and dental coverage) paid by other companies of the Telefónica Group. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Regional and Business Boards were eliminated.
7	It is noted that Executive Director Mr. Santiago Fernández Valbuena collected his remuneration in Brazilian reais and, accordingly, the stated amounts of his compensation in euros may vary depending on the exchange rate applicable at any particular time.

Also as stated in the section on Compensation Policy, the Executive Directors have a number of Benefits. Set forth below is a breakdown of the contributions made by the Company to the long-term savings plans (Pension Plans and Benefits Plan) during fiscal year 2016:

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2016
Mr. José María Álvarez-Pallete López	673,085
Mr. César Alierta Izuel	44,912

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. César Alierta Izuel	5,377	—	39,535

1	Contributions to the Executive Benefits Plan in 2006, funded solely by the Company, to supplement the Pension Plan in effect, which entails defined contributions equal to a particular percentage of the Officer’s fixed compensation based on professional levels within the Telefónica Group’s organization.

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Financial Statements

It is noted that in 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.

This Unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2016 amounts for life insurance premiums were as follows:

LIFE INSURANCE PREMIUMS

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	17,111
Mr. César Alierta Izuel	62,959

As regards share-based compensation plans (in which only the Executive Directors participate), there were three long-term variable compensation plans in effect during fiscal year 2016:

1.- The first “Performance & Investment Plan” (“PIP”) made up of three cycles (2011-2014; 2012-2015; 2013-2016), was approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. Pursuant to the general terms and conditions thereof, there was no delivery of shares from the third cycle of the Plan (2013-2016), for which reason no shares were delivered to the Executive Directors who participated in this cycle.

2.- The second Plan, also called “Performance & Investment Plan” (“PIP”), was approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014. The first cycle of this Plan began in 2014 and will end in October 2017. The second cycle of this Plan began in 2015 and will end in October 2018. As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

Set out below is the maximum number of theoretical shares allocated (without co-investment), as well as the maximum number of theoretical shares allocated upon compliance with the “co-investment” requirement established in such second Plan and maximum completion of the TSR target set for the first and second cycle of the Plan.

SECOND PIP - First Cycle / 2014-2017

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. César Alierta Izuel	324,000	506,250

(*)	Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.

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Financial Statements

SECOND PIP - Second Cycle / 2015-2018

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. César Alierta Izuel	324,000	506,250

(*)	Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.

In any event, it is noted that no shares have been delivered to the Executive Directors under either the first or the second cycle of the second PIP and that the table above only reflects the number of shares potentially deliverable under various scenarios, without in any way meaning that all or part thereof will actually be delivered.

In fact, the number of shares of Telefónica, S.A. that always, within the maximum limit and that could be delivered, where appropriate, to the Participants is subject to and determined by the Total Shareholder Return (“TSR”) of the Telefónica, S.A. shares during the cycle (3 years), as compared to TSRs experienced by certain companies within the telecommunications sector, weighted according to their relevance to Telefónica, S.A. which shall constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan. The companies included in the Comparison Group are the following: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera, and Tim Participaçoes.

The achievement scale approved by the Board is the following: if the TSR performance of Telefónica, S.A. shares is within at least the median of the Comparison Group, the number of shares to be delivered will be 30% of the maximum. If performance falls in the third quartile of the Comparison Group, the number of shares to be delivered shall be 100% of the maximum. Those cases falling between the median and the third quartile shall be calculated by linear interpolation. If the TSR of Telefónica, S.A. falls within the ninth decile or higher, the delivery rate will be higher than 100%, up to a maximum of 125%, calculated by linear interpolation between said third quartile and the ninth decile.

3.- The Telefónica, S.A. Incentive Share Purchase Plan (2015-2017) directed towards all employees of the Group at the international level (including executive personnel as well as the Executive Chairmen), called the “Global Employee Incentive Share Purchase Plan” (“GESP”), the third edition of which was approved by the shareholders at the Ordinary General Shareholders’ Meeting of the Company held on May 30, 2014.

This Plan is intended to strengthen Telefónica’s nature as a global employer, creating a common remuneration culture throughout the Company, incentivize participation in capital by all employees of the Group, and encourage their motivation and loyalty.

Through this Plan, employees are offered the possibility of acquiring shares of Telefónica, S.A. for a maximum period of twelve months (purchase period), with the Company’s commitment to deliver to the participants therein a certain number of shares free of charge, provided that certain requirements are met. Each employee can allocate a maximum amount of 1,800 euros, and a minimum amount of 300 euros. If the employee remains with the Telefónica Group and maintains the shares for an additional year after the purchase period (vesting period), they will have the right to receive one free share for each share that they have acquired and maintained through the end of the vesting period.

Mr. Álvarez-Pallete and Mr. Alierta Izuel participated in this Plan with the maximum contribution, i.e., 150 euros monthly, for twelve months. At December 31, 2016, they had acquired a total of 178 shares under this Plan, having the right to receive an equivalent number of shares free of charge, provided that the shares acquired have been kept for the vesting period (twelve months from the end of the purchase period), among other conditions.

It should also be noted that the external Directors of the Company have not received and will not receive during 2016 any compensation as pensions or life insurance, and will also not participate in compensation plans linked to the listing price of the shares (except as described for Mr. Alierta and Mr. Linares in the tables above).

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Financial Statements

The Company does not grant, and has not granted during 2016, any advance, loan or credit to any of the Directors or to its Senior Management, in compliance with the requirements of the Sarbanes-Oxly Act in the United States, which applies to Telefónica as a company listed on such market.

Compensation of the Senior Management of the Company.

For their part, the Officers who in 2016 were members of the Company’s Senior Management,1 excluding those forming part of the Board of Directors, received the total amount of 9,838,615 euros during fiscal year 2016.

It is noted that Mr. Santiago Fernández Valbuena received an amount of 10,560,000 euros in compensation as a result of his cessation as an Officer of Telefónica, S.A. in May 2016.

In addition, as to the long-term savings plans, the contributions made by the Telefónica Group during 2016 to the Benefits Plan described in the note on “Income and expenses” as regards these Officers was 1,414,777 euros; the contributions for the Pension Plan was 137,650 euros; and the contributions to the Unit-Link Insurance-Pension Plan Surplus were 133,351 euros.

Furthermore, amounts relating to in-kind compensation (including life insurance and other insurance premiums as well as general medical insurance, dental coverage, and vehicle) were 131,665 euros.

And as regards share-based compensation plans, there were three long-term variable compensation plans in effect during fiscal year 2016:

1.- First “Performance & Investment Plan” (“PIP”) made up of three cycles (2011-2014; 2012-2015; 2013-2016), approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. Pursuant to the general terms and conditions thereof, there was no delivery of shares from the third cycle of the Plan (2013-2016), for which reason no shares were delivered to the Officers.

2.- Second “Performance & Investment Plan” (“PIP”) made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014. The number of theoretical shares assigned (without co-investment) to the beginning of the cycle to all Officers within the company’s Senior Management and the maximum number of shares assigned2 is 453,580 and 706,975, respectively, in the first cycle (2014-2017), and 349,650 and 544,563, respectively, in the second cycle (2015-2018).

As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

[1]	With Senior Management being understood for these purposes as those persons who, de facto or de jure, perform senior management duties while reporting to the Board of Directors or the Executive Commissions or Chief Operating Officers of the Company, including in all cases the head of Internal Audit.
[2]	Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target. In any event, it is noted that no shares have been delivered to the Executive Directors under either the first or the second cycle of the second PIP and that the table above only reflects the number of shares potentially deliverable under various scenarios, without in any way meaning that all or part thereof will actually be delivered.

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Financial Statements

3.- “Global Employee Incentive Share Purchase Plan” (“GESP”) (2015-2017), the third edition of which was approved by the shareholders at the Ordinary General Shareholders’ Meeting of the Company held on May 30, 2014. All Officers within the Company’s Senior Management have decided to participate therein with the maximum contribution (i.e., 150 euros monthly, for twelve months). At December 31, 2016, the Officers within the Senior Management had acquired a total of 1,033 shares under this Plan, having the right to receive an equivalent number of shares free of charge, provided that the shares acquired are kept for the vesting period (twelve months from the end of the purchase period), among other conditions.

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Financial Statements

Management report 2016

This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CMNV in July 2013.

Business Model

Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control of their digital lifestyle. Therefore, we offer our customers connectivity, simple products and services and also the security that we protect their data, managing it in a responsible way.

In order to develop its business model, Telefónica has an organizational structure completely focused on customers and incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making center, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

On top of the transverse areas, which are led by the Chief Commercial Digital Officer, who is responsible for fostering revenue growth, and the Chief Global Resources Officer who is in charge of the efficiency of the cost side, the organizational structure is composed of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries.

The Telefónica Group’s strategy aims to:

•	Enhance value through:

•	Offering excellent connectivity, for which, our infrastructure management and our continuous investment in network are key. We aim to return the control over the data to our customers.

•	Providing a bundled offer with video and digital services. We offer our customers additional data in order to amplify their services, such as video or digital services, through unique, simple and clear offers.

•	Providing increased customer value and customer experience with digital access, aiming to offer the best products, solutions and contents.

•	With the following enablers:

•	End-to-end Digitalization. We reduce our legacy investments to improve virtualization, reduce physical servers, data centers and applications, digitalization of IT systems and processes, digitalization of front- and back office, offering a true digital experience to our customers.

•	Big Data and Innovation to add value to our customers and return the control over data to our customers.

•	Continued focus on capital allocation in our legacy investments and simplification processes in order to continue investing.

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Financial Statements

Moreover, Telefónica has increased its presence in key markets. In 2014 Telefónica acquired E-Plus though Telefónica Germany and in 2015 Telefónica acquired DTS though Telefónica Spain and GVT though Telefónica Brazil.

On February 10, 2016, Telefónica announced the creation of “Telxius” a company which brings together certain infrastructure assets of the Group in several countries, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telefónica to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

Other information

Non-controlling interests can be divided into two groups. Firstly, subsidiaries listed in a regulated market, such as Telefônica Brasil or Telefónica Deutschland, where minority shareholdings are widely dispersed and in respect of which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with whom agreements are entered into in order to guarantee the protection of such shareholder’s rights and, in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions.

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2016 included payment periods of up to 60 days, according to the terms agreed between the parties. For efficiency purposes, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby payments are made on set days of each month. Payments to Spanish suppliers in 2016 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. The average payment period to suppliers of Telefónica, S.A. in Spain in 2016, according to the Spanish Law, amounted to 27 days (24 days in 2015).

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders’ Meeting, and in the Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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Financial Statements

Economic results of Telefónica, S.A.

Telefónica, S.A. obtained net profit of 24 million euros in 2016. Highlights of the 2016 income statement include:

•	Revenue from operations, amounting to 2,710 million euros has decreased year on year, primarily due to the lower dividend distributions from Group companies and associates. In 2016, Telefónica Internacional, S.A.U and Telefónica de España, S.A.U. have not distributed any dividends as of December 31, 2016. The 2015 dividend incomes were 2,601 million euros coming from these two companies.

•	The figure of “Impairment losses and other losses” amounting to a reversion of 2,049 million euros in 2016 has changed its sign considerably compared to 2015 due to the reversal of impairment charges of investments in Telefônica Brasil, S.A. and Sao Paulo Telecomunicaçoes, Ltda totalling 3,196 million euros (in 2015 the write down was 2,625 million euros) and the reversal of a write down from Telefónica Internacional, S.A.U., merged with Telefónica Latinoamérica Holding, S.L., in 2015 amounting to 1,133 million euros.

•	Net financial expense totaled 2,227 million euros in 2016, compared to 1,902 million euros in 2015. This was mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 452 million euros (471 million euros in 2015) and Telefónica Emisiones, S.A.U. totalling 1,337 million euros (1,589 million euros in 2015).

•	Corporate Tax expense amounts to 2,842 millions euros, mainly due to the reversal of deferred tax assets related to the write down of investments (-3,626 million euros), disposals of tax loss carry forwards (-866 million euros) and recognition of tax deductions (+639 million euros).

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Investment activity

2016

Following the decision of the European Commission to prohibit the sale of Telefónica Europe, plc, to the Hutchison Whampoa Group and as a consequence of the strategy approved by the Board of Directors of Telefónica at its meeting on June 29, 2016, the investment in the company which was previosly considered as a “Held for sale asset” has been reclassified to the “Long Term investment in Group companies and associates” caption on January 1, 2016 amounting to a book value of 12,501 milliion euros.

During the first semester of 2016, Telefónica has decided to rearrange the assets related to infrastructures of the Group, including the telecommunication towers as well as the network of underwater and terrestrial optic fiber unifying the concept within the same holding company (Telxius Telecom, S.A.U.). In the framework of this reorganization the following investing transactions have been made by Telefónica, S.A.:

•	On January 29, 2016, Telefónica Internacional, S.A.U. sold the 50% of its stake in Telefónica América, S.A. to Telefónica, S.A. After this transaction Telefónica, S.A. became the sole stakeholder of Telefónica America, S.A.U. On March 7th, 2016, the company’s denomination was changed to Telxius Telecom, S.A.U. Telxius Telecom, S.A.U. was thus designated to be the parent company of the rearranged group of the above mentioned infrastructure entities.

•	On February 16, 2016 Telefónica Móviles España, S.A.U carried out a partial split-off of Wireless Towers, S.L.U. (a newly-incorporated company renamed after as Telxius Torres España, S.L.U.) with the aim of placing in this new company the business line of ownership and exploitation of mobile phone towers. Telefónica, S.A. has recorded the split-off transaction at book value of the assets (214 million euros).

•	On March 28, 2016 Telefónica International Wholesale Services América, S.A. executed a capital increase of 187 million dollars fully subscribed and paid pro-rata by the shareholders. The transaction implied a disboursement of 122 million euros for Telefónica, S.A. The funds were used to compensate prior years’ negative reserves before the non-monetary contribution of the company to Telxius Telecom, S.A.U. The contribution was completed on March 31 at its book value (448 million euros).

•	On March 30, 2016 Telxius Telecom, S.A.U. made a capital increase of 1,450 million euros fully subscribed and paid by the Company. On May 27, 2016 an additional capital increase was carried forward amounting to 502 million euros, also fully subscribed and paid by Telefónica, S.A.

•	On March 31, 2016, Telxius Telecom, S.A.U. entered into a purchase agreement to acquire all the shares of Telxius Torres España, S.L.U. from Telefónica, S.A. at fair value (1,210 million euros). The profit of the transaction amounts to 996 million euros in the income statement of Telefónica, S.A.

On the other hand, with respect to the investment of Telefónica, S.A. in Colombia Telecomunicaciones, S.A., this company and its shareholders are analyzing the most appropriate steps to strengthen their equity position.

2015

Once the pertinent regulatory authorizations were obtained on April 27, 2015, and with the aim of raising the funds needed to complete the acquisition of Global Village Telecom, S.A. and its parent company GVT Participaçoes, S.A. the General Shareholdings’ Meeting of Telefônica Brasil, S.A. launched a capital increase of 15,812 million reales. Telefónica, S.A. subscribed 3,995 million reales (equivalent to 1.262 million euros). On the same date, and with the object of subscribing the above mentioned capital increase, SP Telecomunicaçoes Participaçoes, Ltda approved a capital increase of 3,223 million reales. Telefónica, S.A. paid 1,270 million reales (equivalente to 401 million euros).

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On June 24, 2015 and in compliance with the undertakings assumed in the agreement entered into for the acquisition of Global Village Telecom, S.A. (GVT), it has, through its 100% subsidiary Telco TE S.p.A., delivered 1,110 million ordinary shares of Telecom Italia S.p.A. (representing 8.2% of its ordinary shares ) to Vivendi, S.A. and has received from Vivendi, S.A. all the ordinary shares and part of the preferred shares of Telefônica Brasil. S.A. that Vivendi S.A.received as consideration for the sale of GVT, which together represent 4.5% of the total share capital of Telefônica Brasil S.A.The fair value of Telecom Italia shares contributed to Vivendi has been calculated using the quoted price at the approval date amounting to 1,264 million euros. This same amount has been used to value the 4.5% additional investment in Telefônica Brasil, S.A.

On July 29, 2015, Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46 million of its treasury shares in exchange for 58.4 million of Telefônica Brasil, S.A. shares, representing aproximately 3.5% of the share capital of Telefônica Brasil, S.A. The execution of the agreement was performed on September 16, 2015 and valued at the quoted price of Telefónica’s shares at that date, 538 million euros.

As a consequence of the aforementioned transactions, the direct stake of Telefónica, S.A. in Telefônica Brasil, S.A. was increased to 29.77% and the stake at SP Telecomunicaçoes Participaçoes, Ltda is 39.4% of its capital.

On June 18, 2015 the public deed of Telco, S.p.A.’s spin off transaction was filed to the Companies Register. As a result of the process, Telecom Italia, S.p.A. ordinary shares owned by Telco, S.p.A. (equivalent to a 22.3% of the company’s share capital) were transferred to its stakeholders. Therefore, Telefónica, S.A. through a 100% owned newly incorporated subsidiary, Telco TE, S.p.A. received ordinary shares representing 14.72% of Telecom Italia’s share capital. In this same spin off process, Telco TE, S.p.A. registered the part of the liability that Telco, S.p.A. owed its stakeholders, pro-rata their percentage of ownership. The net book value of assets and liabilities registered was 603 million euros and it is included as “additions” in the table of movements above (Note 9.3.).

On the other hand, Telco TE S.p.A. entered into a purchase agreement with a financing institution for the sale of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of 1,025 million euros.

Likewise, Telefónica has arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A., issued by Telefónica, S.A. in July 2014.

Telefónica, S.A. has therefore ended the divesting process of its indirect stake at Telecom Italia, S.p.A., in accordance with the regulatory and competence requirements.

Assessment of impairment of investments

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31.

As a result of these estimations and the effect of the net investment hedge in 2016, a reversal of the impairment provision of 2,049 million euros was recognized (5,309 million euros of impairment in 2015, including the write down regarding telefónica Europe, PLC, which was previously recognized under the caption “net assets held for sale”). This amount derives mainly from the following companies:

(a) reverse of the write down by 2,491 million euros for Telefônica Brasil, S.A. (1,872 million euros in 2015) and reverse of 705 million euros for Sao Paulo Telecomunicaçoes, Ltda (753 million euros in 2015).

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(b) write down, net of hedges, of 582 million euros for Telefónica Europe, plc (852 million euros, net of hedges, in 2015).

(c) write down of 1,264 million euros for Telefónica México, S.A. de C.V. (233 million euros in 2015).

(d) the total reversal of the write down of 1,133 million euros for Telefónica Internacional, S.A.U. (in 2016 this company was merged with Telefónica Latinamérica Holding, S.L.), mainly due to the revaluation of the Brazilian Real which has a possitive impact in the investments of 36,01% stake in Telefônica Brasil, S.A.

(e) write down of 232 million euros for Telefónica Digital Holding, S.L.U. (267 million euros in 2015).

Main hypothesis used for the calculation of the discounted cash flows of investments

In the case of Brazil, revenues reflect the strength of Telefónica’s leadership driven by its leadership and quality and capturing integration synergies; and in the United Kingdom, the drive of mobile data.

In addition, in Brazil favorable effects in the macro-finance scenario have been produced. Firstly, and most remarkable, the apreciation of the exchange rate has resolved into an increase in the value of the assets nominated in Brazilian reales by 18%. Secondly, the improvement in the macroeconomic environment of the country during the second semester of 2016, as well as the more stable political situation as a consecuence of the government compromise to implement structural changes in the country, has significantly reduced the uncertainties about the economic sustainabilility in the middle and long term.

The OIBDA margin for Brazil is in line with the average of analysts’ three year forecasts for peers in emerging markets, at approximately 36%, and also considers analysts’ long-term opinions about Brazil. Over the term of the strategic plan, the operator will invest a percentage at the lower end of the range for its peers. However, this is also in line with the investment needs identified by analysts (17%). Discount rate of 11.3% is slightly lower than the rate used in 2015 (11.9%), in line with the expectations of the analysts’ consensus.

In the case of Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (around 5%) and below the forecast nominal GDP growth rate (which oscillates around 7%). A conservative outlook has been maintained, in line with analysts’ expectations.

Regarding the investment in México, the economic uncertainty and resultant financial volatility associated with the change of president in the United States of America (which have been concluded in a 16% exchange rate depreciation of the Mexican Peso against euro in 2016 with a subsequent negative effect on revenues) and the changing competitive environment in the Mexican telecommunications market, have led to a slowdown in the growth forecast in the business plan of the operator and a set of efficiency ratios that have improved more slowly than in previous years. This new economic scenario requires a more conservative medium-term outlook to be taken in the valuation parameters. The after-tax discount rates increased from 9.05% in 2015 to 9.86% in 2016 as a result of the financial volatility mentioned earlier.

With regard to United Kingdom, the long-term OIBDA margin for operations (26%) is somewhat lower than the average for European peers over a three year period in 34%. With respect to the ratio of CapEx over revenues, over the term of the strategic plan, in United Kingdom the ratio of invest at a percentage of revenue is aligned with the range for peers in the region (around 13%) and it is in line with analysts’ estimations. The discount rate (7.1%) is considered to have greater market risk, due to the increase in uncertainty of British equity securities as a result of Brexit, however, this risk is in line with the estimates given by analysts. Accordingly, the currency which is the main variable used for external adjustments because of the great commercial dependance on Europe, has suffered a 16% depreciation against euro in 2016, and therefore a negative impact in the British net assets and cash flows nominated in euros. In the United Kingdom the perpetuity growth rate is a 0.8% in line with the analysts’ consensus.

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Share price performance

European equity markets posted a volatile performance in 2016, a year characterized by various political events. The first months of the year were affected by doubts around economic growth in China, which negatively affected the performance of emerging countries. In June, the United Kingdom voted in a referendum not to continue in the European Union, which triggered sharp drops in the markets, reaching annual lows. In November, the elections in the United States once again generated an increase of volatility in the markets. With regard to monetary policy, the ECB expanded its debt repurchasing program and lowered interest rates to 0% with the aim of generating higher economic activity and increasing inflation levels. The Federal Reserve, in turn, delayed the expected interest rate increase until December.

In this context, the main European indexes closed 2016 with a mixed performance (EStoxx-50 +0.7%); highlighting the positive performance of the FTSE-100 (+14.4%), which was driven by the high weight of mining companies and the depreciation of the sterling pound, which favored exporters and multinational companies with limited exposure to the domestic market; DAX (+6.9%), CAC-40 (+4.9%). The Ibex-35 (-2.0%) along with the FTSEMIB (-10.2%) were the only indexes closing the year with losses as a result of their exposure to emerging markets and, in the case of the Italian index, uncertainty regarding the banking sector.

Among sectors included in the European DJ Stoxx-600 (-1.2%), basic resources (+61.9%), oil & gas (+22.9%) and construction & materials (+9.2%), led positive performances, whereas health care (-10.2%), travel & leisure (-11.1%) and telecommunications (-15.8%) posted losses. The relative worse performance of the telecommunications sector during the year is due to the cancellation of certain corporate transactions, adverse regulatory news, weak revenue growth trends, and concerns over capex increases, along with rotation towards more cyclical sectors following the elections in the United States.

Telefónica share closed 2016 at 8.82 euros per share, with a total shareholder return of -6.3%, reflecting the evolution of the share price (-13.8%) and dividends distributed in the year (0.40 euros in cash and 0.35 euros in scrip). The profitability is higher than that of the sector in Europe, which showed a total shareholder return after dividends of -11.7%.

Telefónica closed the 2016 financial year with a market capitalization of 44,433 million euros, ranking as the eleventh company in the telecommunications sector worldwide. The daily traded volume in the Spanish stock exchange amounted to 24.6 million shares.

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Research, development and innovation

Telefónica remains committed to technological innovation as a fundamental tool for being one of the main actors in the new digital universe, with the capacity to help to create a more sustainable world while achieving competitive advantages and distinctive products. By introducing new technologies and developing business solutions and processes, we aim to become a more effective, efficient and customer-oriented Group.

Telefónica bases its innovation strategy on the balance between two main models:

•	Promoting our internal research, development and innovation (R&D&i) capabilities, for which we have developed our own innovation model, which allows us to promote the application of technical research in developing commercial products and services using the knowledge developed in research centers, technological institutes and universities, among other sources;

•	Promoting the creation of open innovation ecosystems, in which the Open Future initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world which promote innovation in collaboration with other actors.

In parallel with these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the economic, social and technological progress of the regions in which we operate. To this effect, in addition to the investment made in promoting sustainable innovation projects and in the activities that are developed to guarantee the accessibility of our solutions to all groups, a new subsidiary has been created that is focused on product innovation and the development of disruptive technologies.

Telefónica firmly believes that competitive advantage can not be based solely on acquired technology, and so has always considered the promotion of internal innovation, research and development activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which guarantee the sustainability of our business.

To this effect, the Telefónica Group’s internal innovation policy focuses on contributing with solutions that guarantee Telefónica’s commitment to developing a responsible business under the criteria of economic, social and environmental sustainability, by:

•	Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;

•	Encouraging the return of innovation through open innovation and creating value from the technology generated;

•	Increasing our customers’ loyalty and satisfaction;

•	Increasing the revenues, profits and value of the Company;

•	Increasing the quality of our infrastructure and services, as well as our relationship with our technology providers and solutions;

•	Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact;

More specifically, during 2016 we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.

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We also initiated projects to promote an increase in the access to information technology, new services focused on new Internet business models, advanced user interfaces, distribution of TV and multimedia contents and other value added services, taking advantage of the potential of the new infrastructures. These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that may have a relevant impact on our business, and to test these technologies on pilots related to new platform services, applications and prototypes.

A significant part of the innovation activities and projects are carried out by Telefónica Investigación y Desarrollo S.A.U. (Telefónica I+D), a wholly owned subsidiary which gives support mainly to our business lines. Telefónica I+D receives support from other companies and universities in the execution of its functions. The mission of the company is focused on improving our competitiveness through technological innovation and product development. Telefónica I+D is also responsible for experimental and applied research and for the development of products to increase our range of services and reduce operating costs.

The technological innovation activities of Telefónica I+D focus on three main areas:

1.	The development of new networks, mainly carried out in collaboration with Telefónica’s Global Resources area. These activities are related to new radio and fibre optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or defined networks via software) and on topics related to network optimization and zero touch, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers.

2.	The development of new products and services which are carried out within the framework of the digital services strategy. The following stand out among these activities:

•	Interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones;

•	Services related to Big Data, regarding the concept of the Fourth Platform, whose vision is to return the value associated with the data it generates to the customer;

•	Video and multimedia services (combining text, audio, images and video) with a user experience on all connected devices;

•	Advanced solutions in emerging ICT businesses, such as cloud computing cloud or security;

•	Management of Internet of Things (IoT) services, related to enriched mobility, energy efficiency and smart retail;

•	Using users’ communication profiles to obtain opportunities to exploit different products and business models (marketing campaigns, targeted advertising, contextual services, churn reduction, cross-selling, etc.).

3.	Experimental and applied research: With a medium and long-term outlook, Telefónica also has Scientific Groups whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.

It should be noted that in 2016, Telefónica I+D was consolidated in Chile, a 100% subsidiary of Telefónica Chile, which was launched in 2014 in collaboration with the Chilean government, with for the development of the first products and the generation of the first patents in “enriched mobility”, Smart Industry and Smart Agro.

As of 31 December 2016, Telefónica I+D had 612 employees (654 employees in 2015).

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The total I+D expense in the Group for 2016 amounted to 906 million euros, down 14.1% from the 1,055 million euros incurred in 2015. This expense represents 1.7% and 1.9% of the Group’s consolidated revenue for 2016 and 2015, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2016, Telefónica registered 27 new patent applications, including three through the American office (USPTO), two through the Chilean office (INAPI) and 22 through the Spanish Patent and Trademark Office (OEPM), seven of which were international (PCT) and 15 European applications. Moreover, one utility model was registered in the Spanish patent and trademark office, also through the OEPM.

Regarding the development of open innovation in Telefónica, the company has the OPEN FUTURE_ unit, which includes an open, global program designed to connect entrepreneurs, startups, investors, and public and private organizations from around the world.

The main objective of Open Future_ is to detect, develop and enhance the talent and technological entrepreneurship in all its phases, for that which drives and accelerates the growth of ideas, projects, initiatives and companies. The integral character of Telefónica Open Future enables innovation to be developed in different stages. It is structured around seven initiatives, the objectives of which are as follows:

•	Drive (Think Big and Talentum Startups).

•	Accelerate (Crowdworking and Wayra).

•	Invest (Telefónica Ventures, Amérigo and CIP Telefónica).

Telefónica Open Future is present, in 16 countries, ended 2016 as one of the main investors in the Spanish area of open innovation, and positioned itself as one of the major funds in Europe and Latin America in Venture Capital investment.

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Environment

Environmental policy, control of environmental risks and climate change

Telefónica has a global Environmental Strategy that arises from the Environmental Policy and Energy Policy approved by the Board of Directors which sets out the road map for the Company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently more than 80% of the company has Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of its environmental aspects and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001 by 2017.

Telefónica’s environmental risks and climate change are controlled and managed under the Company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental and energy management in each of the Group’s companies.

We would like to emphasize the following news from the past year:

•	We approved a Policy for sustainable energy use at a corporate level.

•	We announced our energy and climate change goals for the 2015-2020 period as part of our plan to contribute to the Paris Agreement.

•	We received ISO 50001 certification regarding energy management systems for our operations in Spain and Germany.

•	We launched a plan for renewable energy.

•	We brought the Eco Rating initiative to Latin America, a seal that communicates to our customers the environmental and social impact of mobile phones.

•	For the third year in a row, we were included on the “A-List” for the Carbon Disclosure Project, the largest index for investment in climate change. We are one of the nine telcos to appear in this global ranking.

•	We made progress in measuring the positive impact that our digital services have regarding adapting to and mitigating climate change.

•	We received ISO 14001 certification for Telefónica Brazil and our Telxius submarine cable infrastructure in America.

A Responsible Network

It is in our Network that we see the greatest environmental impact due to energy consumption, but also with physical elements, such as visual impact or waste. To implement and maintain the responsible Network, we apply the best practices available and we manage all environmental aspects of this from design to decommissioning.

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Environmental legislation, which is abundant in almost all of the countries where Telefónica operates, applies mainly to our network infrastructures. Among these, it is worth mentioning the need to obtain environmental permits, waste management, noise control and measuring electromagnetic fields. Telefónica has common standards for all of its companies, in harmony with the principle of caution, establishes minimum guidelines for environmental management with the aim of minimizing the impact of infrastructures, these standards go beyond existing legislation. Also, these standards extend to all of our suppliers and contractors.

Among the activities undertaken by the Group to manage the environmental aspects of its operations is the sharing, whenever possible, of our facilities’ locations with other operators or communication tower management companies. This leads to a lesser visual and energy impact and a reduction in waste creation.

Main lines of action

Within the Responsible Business Strategic Plan, the company has established lines of action regarding the environment. This plan is also grounded in each county in order to be able to focus on the most relevant aspects at a local level. Some of the lines of action are:

•	Energy and climate change: by means of the Corporate Climate Change Office, the Company promotes energy efficiency and the reduction of Telefónica’s carbon footprint with a plan for 100% of our electricity use to come from renewable sources in 2030. The year 2016 saw the launch of the Company’s new goals regarding these topics. Between 2010 and 2015, we conducted 257 initiatives with which we managed to save 492 GWh, the equivalent energy consumption of 40,300 homes in one year, and 64 million euros in our annual electricity bill. In this way, we avoided the emission of more than 142 kT CO2 equivalents. Because of all this, in 2016 Telefónica was awarded the GSMA 2016 Green Mobile Award.

•	Circular economy: the Company is committed to promoting a circular economy, in which goods used are returned to the value chain. Thus, waste and used devices from Telefónica networks and customers, with a particular focus on electrical and electronic devices, are managed by authorized entities, in compliance with environmental legislation and prioritizing management in the following order: reduce, reuse and recycle. All companies in the group have waste management programmes and recycling and/or reuse initiatives for managing customers’ devices.

•	Green Services: in the current context where environmental challenges affect the whole of society, Telefónica is developing services based on the ‘Internet of Things’ (IoT), Cloud Computing and Big Data to reduce the consumption of resources and the environmental impact of our customers. These will be key in the area of reduction of and adaptation to climate change. We align our business and environmental strategy, looking for opportunities linked to the search for solutions to deal with environmental questions. We want to position ourselves as a key actor in the green economy and, thus, sustainable innovation is essential.

These actions have allowed Telefónica to extend its environmental responsibility to residential and business customers and to continuously respond to the demands of responsible environmental management from investors and shareholders.

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Human rights

In our risk management and analysis process, human rights and the impact that our activities, whether directly or indirectly, may have on said rights, are taken into consideration in an inclusive and cross-departmental manner. In line with the United Nations Guiding Principles on Business and Human Rights, we regularly perform an impact analysis in relation to our activities with the goal of identifying areas where we must work with particular diligence to safeguard those rights.

In this impact analysis, we identify the areas of our activity (internal management, supply chain management, operations, client services) and the rights that could potentially be affected, with the purpose of carrying out preventative management in those fields. The growing importance of technology and information and communication services in society, the development of new data-based services, and new activities that Telefónica has undertaken (i.e. television), have led us to expand our analysis, and require that we remain aware, not only of our traditional activities such as management of our human resources and our supply chain, but also of aspects of growing concern to society such as the right to privacy, the right to freedom of speech, or rights related to access to telecommunications services and the environmental impact of our activity.

Respect for human rights is a key element in our Responsible Business Principles and our Supply Chain Sustainability Policy. We are aware of the role that information and communication technologies can play in promoting and respecting human rights and the responsibility we must take on to minimise the negative impact and highlight our positive impact.

We have implemented the necessary processes to raise and manage company risks on this matter and we provide various communication channels (employee reporting channel, supplier channel, Responsible Business channel) to our stakeholders to enable them to confidentially and anonymously communicate or report situations that entail a violation of human rights or that could result in a lack of respect for the rights of people or the communities in which we operate.

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Responsible business and fiscal responsibility

Responsible business

The future of Telefónica is based on promoting a responsible business model that is able to generate trust in our customers, investors, employees, shareholders, and society. In order to promote this, we have the global Responsible Business Plan, approved and followed by the Board’s Committee for Regulation and Institutional Affairs.

This Plan sets out priorities through year 2020 in three areas: compliance and risk management, responsible productivity and sustainability as leverage for growth to improve our business and the world.

Currently, it is focused on Customer Promise and Digital Trust; Supply Chain; Talent and Diversity; Environmental Management and Sustainable Innovation, with their corresponding goals and KPIs. These take form in different local plans in the countries where we are present.

The Customer Promise and Digital Trust project arises from the need to continually reinforce the relationship of trust that we have with the customer, not only in the commercial field by complying with standards of transparency and honesty, but also in the field of privacy and security. The Responsible Management of our Supply Chain is key if we want to guarantee compliance of ethical, social, and environmental standards throughout our value chain. We demand compliance of these standards from all our providers, and we perform awareness and verification actions to manage the risks, and control and implement improvement actions. The directed management of our human resources with the goal of attracting and retaining the best talent, including the management of diversity, are key aspects for the success of the company’s strategy. Telefónica promotes an ambitious and very effective environmental strategy with the goal of not only managing possible risks and minimizing the impacts of the company’s activities on the environment, but also of assuming its responsibility in the mitigation of climate change. Finally, Sustainable Innovation is the project with which Telefónica contributes to generate positive social and environmental impacts through commercial proposals that, within a context of global growth trends, will generate new models of sustainable business.

In 2016, in addition to the Global Responsible Business Plan, the plans for Spain, Germany, Brazil, Colombia, Ecuador, Mexico, Peru, Argentina and Chile were approved.

During the year:

•	A Responsible Business Advisory Panel and a extended consulting group were put together to collect stakeholders’ expectations.

•	A Chief Data Officer was named, we performed training and audits on privacy and cyber security and we worked to give back citizens control over their digital lives.

•	The Privacy Center, which informs our stakeholders about our privacy and publicity policies, was published.

•	Telefonica’s first Report on Transparency in Communications was published.

•	The Chief Compliance Officer was appointed, thus reinforcing our commitment with compliance issues.

•	Assessments of critical providers were increased through EcoVadis and we joined the JAC (Joint Audit Cooperation) sector initiative to audit their factories.

•	The Telefónica Global Diversity Council was established to promote diversity among employees.

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•	New energy and climate change goals were announced for the 2015-2030 period for the purpose of contributing to the Paris Agreement.

•	Telefónica brought to Latin America the Eco Rating, a seal for the environmental and social impact of mobiles.

•	For the third consecutive year, Telefónica was on the CDP “A-List”: we are one of nine Telcos to figure in this ranking at a global level, and the only Spanish one.

•	Movistar+ 5S was launched, a pioneering proposal to bring television to people with sensory disabilities.

•	Telefónica, with “la Caixa”, presented the ProFuturo Project to promote digital education for children in developing countries.

•	In 2016, Telefónica was one of the top nine leading companies in the world in terms of sustainability, according to the DJSI.

Some of these advances influence the Sustainable Development Objective (SDO), in which Telcos play a prominent role since the Internet and digital solutions are fundamental to being able to reach more than half of the proposed goals, with connectivity as the foundation.

Fiscal Responsibility

According to the Principle of Responsible Business, Telefónica is committed to acting with honesty, transparency and respect for the law when managing our financial issues.

The Company is adhered to the Good Tax Practices Code and committed to that established in the “OECD Guidelines for Multinational Enterprises” regarding taxation. Consequently, Telefónica does not use company structures in order to cover or reduce the transparency of our activities before the tax authorities, or any other interested party. Nor is the Company present in any of the jurisdictions included in the list of tax havens established in Spanish regulations.

To calculate the total tax contribution (the list of countries can be consulted on the web) Telefónica follows the PwC CTT methodology, according to which the distributed value of a company is made up of the sum of the following elements: value for the shareholder (for example: dividends, reserves, etc.) wages and salaries (net of tax levied on employees), net interests and tax (input and levied).

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Human Resources

Objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. Our aim as HR department is to develop our employees’ capacities to the maximum in order to fulfill the compromises agreed with our customers.

Our vision is based on four main pillars:

•	Recruit, develop and keep the talented employees to ensure the Company meets its strategic goals.

•	Support the business units’ integration and the transformation process so that the companies are aligned with the business objectives.

•	Build a customer-focused organization culture.

•	Become a 100% online department with high self-service options in the internal HR processes and with outsourced resources and provide an integrated human resources experience for middle management and employees based on empowerment and simplification.

In 2016 the implementation of SuccessFactors (the new digital, online, multi-gadget, cloud-based and global tool for human resources management) affected all employees, unifying the performance, successions and development, recruiting and learning processes.

The most notable aspects of the change include the implementation of the central employee module in eight countries.

Employee training

Sharing the same view of the rest of the Group’s companies, in Telefónica, S.A. employees’ training and learning is a key and priority aspect in order to handle our transformation process.

In 2016 a new global traning process and software (SuccessFactors) has been implemented, and the most significant effort has been aimed to make the novelties understandable to the staff.

Universitas has continued offering a wide range of courses, both on-site and online, through the MOOC in the Miriadax software platform. In the on-site courses in Barcelona 217 employees from all the headquarter units were trained.

Online courses have been also set up to develop the digital capacities of the employees.

In 2016 the total cost of training for Telefónica, S.A. amounted to 3 million euros.

Managing talent

At Telefónica we are convinced that our professionals are the Company’s main asset and we believe in fully developing their potential so they can make our customers’ dreams a reality. We have therefore developed a talent-based model that will accompany the employees throughout their career, identifying key skills and abilities that will help employees handle our transformation process, a line with the Company’s strategy and the program “We choose it all”.

This model is used when evaluating executive talent, driving a culture of meritocracy, and facilitating the decision-making process on aspects such as development, organization and compensation, among other aspects; this allows our organization to have a management talent map, as well as a structured succession plan.

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Based on this model and having detected key needs for the future, we promote global talent programs that contribute to the professional development of our teams in order to better implement the Company’s strategy at the various levels and segments, from young employees to executives.

Approximately 100 young people from all areas of the Company took part in the Young Leaders Program, which focused on the development of digital and transformative capacities to better prepare this group of young talent for the future. After the 2016 edition ended in September, the selection process began for the 2017 edition, in which 86 young people from 11 countries will participate, 53% of which are women.

For the Profile for Digital Transformation project, in 2016 we also invited more than 2,300 company leaders from different levels of the organization. This allowed us to obtain solid results at the company, transaction and functional unit level, identifying specific development needs that are incorporated in the global learning and development offer.

Within the framework of the Profile for Digital Transformation, we have also worked on developing transformative and digital skills with executives and managers with high potential during the last quarter of the year. In collaboration with one of the leading digital education institutions, we organized the Digital Development Festival where more than 1,100 hours of online training were given and where we were able to gain insight into the view of renowned internal and external experts on digitalization and its impact on Telefónica’s business through a series of on-site and online conferences that were attended by more than 1,600 company leaders.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Managing diversity

Telefónica understands that managing diversity is key leverage for the Company’s digitalization.

Diversity is seen as an opportunity, a competitive element which, through our diverse professionals, allows us to reach out to our customers who are equally diverse. We are convinced of their capacity to generate value, their commercial impact, and their impact on innovation and, in short, on our results.

In response to this vision, in 2016 significant momentum was provided by the creation of the Global Diversity Council, which started up on March 17 and is composed of members of the management committees for operations. The purpose of the Diversity Council is to support the initiatives being developed locally and, based on this idea, a company plan was drafted that provides support and monitors the countries in order to ensure they are making progress towards the targets set. The Council also serves as a space to share good practices and to be able to replicate those initiatives that are working well in other countries.

Accordingly, it is important to highlight the approval on April 26 by the Executive Committee of the Company’s Policy on Appointments and Termination of Executives, which strengthens the existing policy by guaranteeing the cap company has the best talent through meritocracy, diversity and transparency.

With regard to the total headcount, the number of employees of Telefónica at December 31, 2016 was 127,323. There were 47,933 female employees (37.6% of the total), and 79,390 male employees (62.4% of the total). 20.5% of executive positions are held by women.

It should also be noted that Telefónica employs professionals from more than 24 countries (four of which are represented on the Board of Directors), representing over 100 nationalities.

Telefónica considers the diversity project to be a strategic project that is part of its Responsible Business Plan, which is presented at the Committee on Institutional Affairs chaired by Julio Linares and which reports to the Board. Within the scope of the Board of diversity, a Global Diversity Policy was developed in 2016.

Also note worthy of mention is the career acceleration program for women (Women in Leadership) developed last year, in which 150 professional women of the Group participated in 2016.

Since 25 November, 2015, Telefónica S.A. has used a specific and verifiable Female Director Selection Policy, approved by the Board of Directors, which is aimed at ensuring that Director appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience.

With regards to the promotion of Female Directors’ presence in the Board of Directors, it is important to note that the policy expressly states that it is mandatory for Director selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination. Notwithstanding the foregoing, the Nominating, Compensation and Corporate Governance Committee and the Board of Directors of the Company have taken into account this premise in all their appointment proposals, re-elections and ratifications of the directors that were presented, analysed and approved during this year 2016, and specifically the appointment proposal of Ms. Sabina Fluxà Thienemann, approved by the General Ordinary Shareholders Meeting held on May 12, 2016.

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Liquidity and capital resources

Financing

The main financing transactions carried out in the bond market in 2016 are as follows:

		Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U. (1)
EMTN Bond	04/13/16	04/13/22	1,400	1,400	EUR	0.75%
	04/13/16	04/13/26	1,350	1,350	EUR	1.46%
	10/17/16	10/17/20	1,250	1,250	EUR	0.318%
	10/17/16	10/17/31	750	750	EUR	1.93%
	12/28/16	12/28/51	150	150	EUR	4.00%
Telefónica Participaciones, S.A.U. (1)
Cash-settled equity-link bonds non-dilutive (*)	03/09/16	03/09/21	600	600	EUR	0%

(*)	Referenced to the trading price of Telefónica, S.A.
(1)	Guaranteed by Telefónica, S.A.

The main financing transactions carried out in the bank market in 2016 are as follows:

Item	Limit	Currency	Outstanding balance (millions of euros)	Arrangement Date	Maturity date
Telefónica, S.A.
Bilateral loan	100	EUR	100	02/23/16	02/23/19
Bilateral loan	100	EUR	100	02/23/16	02/23/21
Loan	300	EUR	300	03/08/16	03/08/21
Loan	300	EUR	300	10/24/16	03/19/19
Telefónica Europe, B.V.
Structured financing (*)(1)	1,500	EUR	—	11/28/16	11/28/24

(*)	Facility with amortization schedule.
(1)	Guaranteed by Telefónica, S.A.

Available funds

At December 31, 2016, Telefónica S.A.’s available funds from undrawn lines of credit in different financial institutions totaled 10,302 million euros (of which 9,816 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2016 amount to 811 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.

Contractual commitments

Note 20.c) to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

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Risks factors associated with the issuer

The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.

Credit rating

At December 31, 2016, Telefónica, S.A.’s long-term issuer default rating is “BBB stable outlook” from Fitch, “Baa3 stable outlook” from Moody’s and “BBB stable outlook” from Standard & Poor’s. During 2016, there have been changes in the credit ratings by the three agencies. Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.

European Commission’s decision to block the proposed sale of O2 U.K. to Hutchison’s Three U.K. had an impact on Telefónica´s credit ratings and outlooks by Moody´s and Standard and Poor’s, as they considered that decision would delay the Company´s deleveraging process. In 2016, among the measures taken to protect the credit rating, it is noteworthy the change in the shareholder remuneration policy, together with the announcement of the commitment to maintain a solid investment grade credit rating. Relating to 2016 fiscal year dividend, Telefónica will pay 0.55 euros per share: 0.35 euros in November 2016 via a voluntary scrip dividend plus 0.20 euros in cash in the second quarter of 2017. Relating to 2017 dividend, Telefónica will pay an amount of 0.40 euros per share in cash: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018. Additionally, it is worth highlighting the strong financing activity undertaken during 2016 together with the maintenance of an appropriate level of liquidity, an active portfolio management through the announced intention to continue analyzing best strategic alternatives for O2 UK and Telxius, the executed sale of Telefé and the partial disposal of China Unicom, as well as the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our financial statements.

Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. In 2016, the Annual General Meeting approved to pay a dividend, via scrip dividend of approximately 0.35 euros per share to be paid in November 2016.

On October 27, 2016, the Board of Directors of Telefónica, S.A. decided to modify the dividend policy for the years 2016 and 2017, announcing for the year 2016 the payment of 0.55 euros per share, adding to the scrip approved by the Annual Shareholders Meeting, the payment of 0.20 euros in cash in the second quarter of 2017. Relating to 2017, it was announced that the dividend would amount to 0.40 euros per share: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018. Both tranches would be paid in cash.

On November 2016, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2016 and 2015, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2016 and 2015 is as follows:

Number of shares
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Share redemption	(74,076,263)
PIP II share plan delivery	(2,724,699)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Disposals	(2,869,334)
Share redemption	(74,627,988)
Treasury shares at 12/31/16	141,229,134

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Acquisitions

The amount of the acquisitions of treasury shares in 2016 and 2015 was 668 million euros and 1,654 million euros, respectively.

Share redemption and disposals

On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,627,988 of the own shares of Telefónica, S.A. totalling 813 million euros have been cancelled.

On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros have been cancelled.

Treasury shares sold, including share plan redemptions, in 2016 and 2015 amount to 26 million euros and 593 million euros, respectively.

The main treasury share sale transaction in 2015 was the agreement entered by Telefónica, S.A. with Vivendi, S.A. through which Telefónica has committed to deliver 46.0 million of its treasury shares, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A. The impact in equity amounted to 555 million euros.

On June 30, 2016 the third phase of the Telefónica, S.A. long-term inventive plan called “Performance and Investment Plan 2013-2016” (PIP 2013-2016”) ended. No shares were delivered to Telefónica Group Management.

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered.

The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 35.2 million of Telefónica shares in 2015 (33.8 million shares in 2015), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.

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Risks factors associated with the issuer

The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Annual Financial Statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company’s business, financial position, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.

Growth in Europe and financial stability may be affected by political uncertainty in some European countries due to upcoming general elections, a possible revival of the crisis in Greece, restructuring of the banking sector and due to the impact of steps taken towards an EU banking union and a capital markets union. In particular, the British exit process from the European Union following the vote to leave in the recent referendum, will require an adjustment of the economy to whatever new trade and investment relationships are put in place in the future, with the consequences in the meantime being uncertainty regarding investment, activity and financial market volatility. In 2016, the Telefónica Group obtained 24.5% of its revenues in Spain (22.6% in 2015), 14.4% in Germany (the same percentage as in 2015) and 13.2% in United Kingdom (14.3% in 2015).

In Latin America, there is an increasing exchange rate risk brought on by external factors such as increasing interest rates in the United States amid still low commodity prices and doubts about growth and imbalances in China; as well as internal factors as a consequence of the still high fiscal and external deficits in the most important Latin American countries or the low liquidity in exchange markets as it is the case in Argentina.

Some of the most significant macroeconomic risk factors in the region affect Mexico, as it is the country with the highest commercial and financial exposure to the United States. In this sense, increasing interest rates and the possible overhaul of trade agreements between both countries could imply higher restrictions on imports into the United States that would affect negatively the economic activity in Mexico.

Brazil is undertaking several measures principally focused on adjusting its public finances. A constitutional amendment limiting public spending has been approved and the government has submitted a new social security reform bill to Congress. However, the possibility of a new bout of political turmoil, which could weaken the support of the reforms, is not negligible. While signs of stabilization have emerged, economic growth continues to be negative and the unemployment rate has hit double digits, having a sizable effect on consumption spending. Moreover, despite financing external needs have decreased, internal needs are still high. All these elements have led to new downgrades to the country’s credit rating during 2016, which now is below investment grade.

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In countries such as Chile, Colombia and Peru, the recent uptick in commodity prices is having a positive impact on its fiscal and external accounts, but growth continues to be below its potential level due to the lower external inflows, which have affected investment and, to a lower extent, consumption.

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate amid an economic contraction.

During 2016, Telefónica Hispanoamérica represented 24.2% of the Telefónica Group’s revenues (26.2% in 2015), of which 23.8% proceeded from revenues in Argentina, 19.9% in Peru and 17.2% in Chile. During 2016, Telefónica Brazil represented 21.3% of the Telefónica’s Group revenues (20.1% in 2015). In this respect, approximately 30.4% of the Group’s revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Nicaragua, Venezuela, Guatemala, Costa Rica and El Salvador), and other countries are only one notch away from losing this threshold.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.

At December 31, 2016, 50.8% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for over a year, while 20% was denominated in a currency other than the euro. At December 31, 2016, the net financial debt ratio in Latin American currencies was 13%.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2016: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 232 million euros for the year ended December 31, 2016, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative interest rates are reached), would lead to a reduction in financial expenses of 201 million euros for the year ended December 31, 2016. These calculations were made assuming a constant currency and balance position equivalent to the position at year end taking into account the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results arising from a 10% depreciation of Latin American currencies against the US dollar and a 10% depreciation of other global currencies against the euro, excluding the pound sterling, would result in exchange losses of 43 million euros for the year ended December 31, 2016, primarily due to the depreciation of the Venezuelan bolívar and, to a lesser extent, the Argentinean peso. These calculations were made assuming a constant currency financial position with an impact on profit or loss for the year ended December 31, 2016, including derivative instruments in place.

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During 2016, Telefónica Brazil represented 24.6% (27.0% in 2015), Telefónica Hispanoamérica represented 23.0% (32.9% in 2015) and Telefónica United Kingdom represented 11.3% (14.6% in 2015) of the operating income before depreciation and amortization (OIBDA) of the Telefónica Group.

The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of Telefónica, a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to the uncertainties regarding the hikes in interest rates on the part of the US Federal Reserve and the oil prices instabilities, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

At December 31, 2016, gross financial debt scheduled to mature in 2017 amounted to 13,326 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2018 amounted to 7,195 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities over the next twelve months with cash and credit lines available at December 31, 2016. Telefónica’s liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines, 8% of which, at December 31, 2016, were scheduled to mature prior to December 31, 2017.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Adoption of new accounting standards could affect reported results and financial position.

Accounting Standardization Bodies and other authorities may periodically change accounting regulations that govern the preparation of the Annual financial statements. Those changes could have a significant impact on the way the Group accounts and presents its financial position and its operating income. In some instances, a modified standard or a new requirement with retroactive nature must be implemented, which requires the Group to restate previous financial statements.

See details of the implementation of new standards and interpretations issued in Note 3 of the Consolidated Financial Statements. In particular, Telefónica is required to adopt the new accounting standards IFRS15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. These standards present significant changes that could affect both the amount and moment of recognition of revenues and

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expenses related with certain sales transactions, as well as the accounting treatment for all lease contracts (other than short-term leases and leases of low-value assets). These changes could have a material impact on the Group’s financial statements. Such impact is under analysis as of the date of this document.

Risks relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group provides its services. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals on the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses. Regarding the merger of Telefónica Deutschland Holding AG and E-Plus, other providers such as United Internet and the regional cable operator Airdata lodged an appeal before the General Court against the decision of the EU which authorized such merger. Telefónica Deutschland has been accepted as an interested party of the process and it has presented its statements in both cases. United Internet has lodged a second appeal against the EC in relation to the content of the letter of commitment assumed by Telefónica Deutschland regarding the implementation of remedies for non-network operators. In December 2016, each of Mass Response Service GmbH and Multiconnect GmbH filed an appeal before the General Court against the decision of the EU that Telefónica Deutschland is not obliged to grant access to Full-Mobile Virtual Network Operators (“MVNO”) under the non-MNO remedy of the commitments. Telefónica Deutschland will apply for leave to intervene as an interested party.

Regulation of spectrum and access to new government licenses/concessions of spectrum

On September 14, 2016, the EC adopted, among other texts, a proposed Directive for the establishment of a European Electronic Communication Code, which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service, consumer protection, audiovisual services and platforms. It is estimated that the approval of such regulatory framework will take place in a year and a half.

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On December 14, 2016, the European Parliament and Council agreed on a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2017 and 2022 in both the United Kingdom and Spain, where it is expected that the 700 MHz band will be available between 2020-2022. In connection with spectrum auctions for 2.3 and 3.4 GHz band, in the United Kingdom, Ofcom issued a consultation document on November 21, 2016. Responses were due by January 30, 2017, and a decision is expected in the second quarter of 2017. In Germany, the regulatory agency for electricity, gas, telecommunications, post and railway (“BNetzA”) initiated a proceeding for the demand-oriented allocation of new frequencies for the further rollout of digital 5G infrastructures, which include the timely allocation of the 2 GHz spectrum expiring at the end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz). A decision about the allocation procedure is expected towards the end of 2017 and an auction may take place in 2018 or 2019.

In Latin America, spectrum auctions are expected to take place requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2017-2018, in the relevant jurisdiction for the Group, are:

•	Mexico: An auction spectrum in the 2500 MHz band is expected to take place between the third quarter of 2017 and the second quarter of 2018. A wholesale network tender, which will offer services in the 700 MHz band was concluded on November 17, 2016. Altán was the tender winner and the commercial operations must begin no later than March 31, 2018.

•	Colombia: During 2017, the Ministry of Information Technologies and Communications published for commentaries until March 7, 2017 the project of resolution with the conditions for an auction of 70 MHz of spectrum band in 700 MHz and 5 MHz in 1900 MHz. In addition, the Ministry published a project of decree increasing the spectrum cap for lower bands to 45 MHz and 90 MHz for upper bands. The schedule for the auction has not been set yet.

•	Argentina: The Government instructed the regulatory authority to issue new regulations during 2017 to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services and enables the reassignment of frequencies previously granted to other provider.

However, it is likely that some of these spectrum tender procedures will not be completed, or even initiated in the mentioned dates. In addition to the above, it may be the case that certain administrations may not yet have announced their intention to release new spectrum but may do so during 2017. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licenses previously granted

The terms of concessions and licenses granted to the Group and necessary for the provision of its services may be challenged or amended by the regulators at any time, which may materially adversely affect its business, financial condition, results of operations and cash flows.

The German regulator initiated consultations in March and July 2016 on the frequency distribution after the merger between Telefónica Deutschland and E-Plus, particularly in the 2 GHz band and on the future spectrum allocation for 5G band. The result of such consultations could lead, among others, to proposals by the regulator reorganizing the spectrum that Telefónica Deutschland holds on the 2 GHz band.

In the United Kingdom, Telefónica has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass, both by the end of 2017, to be maintained, thereafter. Inherent with these obligations is a risk of Telefónica United Kingdom not meeting the required targets. Telefónica United Kingdom is actively working towards mitigating the risk through the continuous investment in an infrastructure improvement program, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

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In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service (“STFC”) under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brasil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or “ANATEL”) that the net value, as of December 31, 2015, of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7.8 billion Brazilian reais. At December 31, 2016, this value is estimated to total 8,813,916 Brazilian reais (this value will be updated in the second half of 2017). In principle, the assets assigned to the provision of STFC were considered reversible assets. During the last months, a bill amending the regulatory framework in Brazil has been processed, establishing, among others, that such assets will no longer be reversible under the new licenses regime in exchange for significant broadband investment commitments. Recently, the processing at the Senate of such bill has been challenged before the Federal Supreme Court. Such Court and, consequently, the Senate’s governing board has decided to send the bill for voting in the plenary. With the bill being sent to the plenary, it could be understood that there is no more dispute for the Supreme Court to decide upon. In case that the bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licenses with the consequent modification of the future binding obligations to STFC providers.

In Colombia, the Ministry of Information Technologies and Communications (“ITC”) issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. However, the reversion of assets (other than radio frequencies, which it is clear that must be returned) and its scope was widely discussed between the relevant mobile operators (including Telefónica Colombia) and the ITC in the context of the liquidation of the previous concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s interpretation of Law 422 of 1998 and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016, when the ITC convened an arbitration proceeding, in accordance with in the terms of the relevant concession contract. The relevant concession holders (including Telefónica Colombia) filed a response to the claim prompted by the ITC. The arbitration process is still ongoing.

In Peru, Telefónica has concessions for the provision of the fixed-line service until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica also filed a renewal request for twenty more years in relation to a concession for the provision of local carrier service and one of the concessions to provide mobile-line services in provinces, respectively. As of the date of this document, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in all such proceedings is still pending and according to the legislation, the concessions subject of these procedures remain in force as long as the procedures are in progress.

Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. A claim was brought by a consumer organization against the 700 MHz assignments. The decision by the Supreme Court on the appeal presented by such consumer organization is still pending.

During the year ended December 31, 2016, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 345 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. From June 15, 2017, operators may not charge roaming users within the EU an additional fee on their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may apply consumption limits and additional surcharge under a “fair use policy”. In January 2017, wholesale roaming caps have been agreed between the Council and the Parliament and the maximum wholesale caps have been set at the following limits: 0.01€/sms; 0.032€/minute; data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

On September 14, 2016, the EC presented its proposal of the regulatory framework which, among other measures, intends to incorporate a European methodology and a European upper limit for the call-termination prices for landline phone/ mobile phone applicable in EU.

The decreases in wholesale mobile termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, the current rate is 0.503 ppm. A further cut to 0.495 ppm will come into effect from April 1, 2017.

In Germany, on August 30, 2016, BNetzA adopted a regulatory decision, which considers with pure long run incremental cost (“LRIC”) a new cost model for the calculation of MTR. Telefónica Deutschland has appealed the decision in court, but the appeal has not yet been decided. BNetzA approved new MTR on November 30, 2016, in a provisional decision, which sets the rates to 0.011 euro/minute as of December 1, 2016, to 0.0107 euro/minute as of December 1, 2017, and to 0.0095 euro/minute as of December 1, 2018, until the end of November 2019. Before taking a final decision, the new MTR are nationally consulted and notified to the EC. There is consequently a risk that when the new MTR are approved (which will be retroactively enforceable from December 1, 2016), and with the new termination rates applicable from January 1, 2017, the rates will significantly decrease. Regarding fixed networks termination rates, BNetzA adopted at the end of January 2017 a provisional decision which establish a tariff of 0.0010 euro €/minute.

In Spain, on July 1, 2016, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or “CNMC”) initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted during 2017.

Additionally, on January 17, 2017, the CNMC issued the analysis of the market for access and call origination on fixed networks. The CNMC maintains the obligation of Telefónica, as an operator with significant market power, to provide a wholesale interconnection offer and a wholesale line rental (“WLR”), both with cost-oriented prices regarding manufacturing costs and the adoption of a management accounting system. Telefónica is equally obliged to non-discrimination, transparency and separation of accounts. In Latin America, it is likely that MTRs will also be reduced in the short to medium term.

In Brazil, ANATEL has issued ex-ante regulations to ensure competition in the wholesale market, which includes reductions of the MTR. In this regard, the Plano Geral de Metas de Competição (“PGMC”), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts without a definitive outcome). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. The mentioned public consultation is available for comments until March 22, 2017.

In Mexico, on September 23, 2016, the Instituto Federal de Telecomunicaciones (“IFT”) announced that the MTRs applicable to operators different from the so-called Prevailing Economic Agent for 2017 will be 0.1906 pesos per minute, as long as the regulatory asymmetry of the Prevailing Economic Agent introduced by Mexico with the constitutional reform on 2014 and the new Federal Telecommunication Law on 2014 remains in effect.

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In Colombia, the Comisión de Regulación de Comunicaciones (“CRC”) published a regulatory project for public comments in November 2016. In the project the CRC proposes a symmetric termination rate of 11.17 COP per minute and 4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of 19.01 COP per minute and 7.6 million COP per monthly capacity for challenger operators in a five-year period. The CRC also proposes regulatory measures to promote the entry of mobile virtual network operators (“MVNOs”), including the regulation of prices for the access to the mobile networks. The project is still in debate.

In Peru, the Organismo Supervisor de las Telecomunicaciones (“OSIPTEL”) started the process for the revision of the values on charges of interconnection for mobile termination of calls in telecommunication services networks in November 2016 .The new values established by OSIPTEL will apply as of the fourth quarter of 2017.

As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and cash flows.

Regulation of Universal Services

The Universal Service (“US”) is an economic and legal term, which refers to the obligation imposed to telecommunication operators to provide a basic service to all inhabitants of a country. In general, the goal is to promote quality services availability at affordable, reasonable and fair prices, to increase the access to advances telecommunication services (such as broadband) and to move forward with the availability of such services to all customers. On its reform proposal for the regulatory framework issued on September 14, 2016, the EC seeks to modernize the Universal Services area in Europe, removing the mandatory inclusion of the traditional services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that the US must be funded from general budgets and not from sectorial budgets. However, if this funding method does not thrive, the affordable broadband inclusion could result more expensive for the sector. In any case, it is estimated that the new regulation will not be applicable before 2020.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas for the provision of USs expired on December 31, 2016. Both companies have been designated for the provision of these services from January 1, 2017.

In Brazil, on December 15, 2016, a proposal of the General Plan for Universalisation of Fixed Switched Telephony Services (“PGMU”) was approved by ANATEL.

The imposition on the Telefónica Group of additional or more onerous obligations to provide US services in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Regulation of fiber networks

On February 24, 2016, the Spanish CNMC adopted a final resolution on the wholesale broadband market regulation, which raises a geographical segmentation in competitive (66 cities, 34% of total population) and non-competitive areas. It is anticipated that this resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica España. Additionally, on January 18, 2016, the CNMC adopted a resolution which approves the reference offer of the new wholesale unbundled virtual access service to Telefónica’s new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution’s adoption.

Any of such obligations and restrictions could raise costs and limit Telefónica’s freedom to provide the mentioned services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

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Regulations on privacy

An intense data protection and privacy regulation may result in limitations to offer innovative digital services such as Big Data services. In Europe the new General Data Protection Regulation (“GDPR”) of April 27, 2016, will be directly applicable in all member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the EC presented its proposal for a regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR. The proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching new regulations.

In October 2015, the Court of Justice of the European Union declared invalid the decision of the EC as regards the “Safe Harbor Agreement” relating to the transfer of personal data from the EU to the United States. Subsequently, the EC adopted a new decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant. The Privacy Shield has been challenged before the EU’s General Court by civil-society groups, but the admission of their appeals is still pending.

In Brazil, the adoption of a Personal Data Protection Act is still pending, this could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

Any of such obligations and restrictions could raise costs and limit Telefónica’s ability to provide certain services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulation of network neutrality

Under the principle of network neutrality applicable to Internet access services area, network operators could not establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behaviour (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

In Europe, the application of the so-called “net neutrality Regulation” (Regulation (EU) 2015/2120 of November 25, 2015) will be monitored by national regulatory authorities following guidance to be delivered by the European Regulatory Authority (“BEREC”) on August 30, 2016. This guidance could directly impact internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices or increase transparency requirements on the Internet Access Service.

Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico and Peru, where OSIPTEL adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in 2012 and in force since January 1, 2017. In Brazil, the President approved a net neutrality decree (regulating Marco Civil) on May 11, 2016. In Mexico, the IFT scheduled a public consultation to be carried out in August 2016 in respect of the guidelines that will be issued regarding net neutrality, which was postponed to the first quarter 2017. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes are the establishment of rules more restricted to apply measures for traffic management and restrictive rules for “Zero Rating”. If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

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The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group’s reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can

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continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 906 million euros in 2016, representing a decrease of 14.1% from 1,055 million euros in 2015 (1,111 million euros in 2014). These expenses represented 1.7%, 1.9% and 2.2% of the Group’s consolidated revenues in 2016, 2015 and 2014, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (“OECD”) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond to Telefónica’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by the Telefónica Group’s IT systems to adequately respond to the Group’s evolving operating requirements could have an adverse effect on the Group’s business, financial condition and results of operations.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2016, the Telefónica Group depended on three handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to Telefónica’s

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systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica’s data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2016, impairment losses in goodwill were recognized amounting to 215 million euros for Telefónica operations in Venezuela (124 million euros) and Mexico (91 million euros).

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The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse effect on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and to the Corporate Tax. Further details on these matters are provided in Notes 17 and 20 of the Annual Financial Statements.

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Trend evolution

In 2016, Telefónica made great progress towards long-term sustainable and profitable growth in service revenues, continuing to increase efficiencies and capturing synergies thanks to the integrated vision of the businesses, processes and technologies. This allowed us to maintain a strong investment effort in order to be able to offer our customers excellent connectivity. In recent years, the Company has moved forward in its business transformation:

•	Firstly, Telefónica has defined a new business model with data-oriented offers, bundled services, including converged fixed and mobile services, as well as digital capabilities as part of the global transformation focused on responding to the change in our customers’ consumer habits. An essential part of our effort has been the investment in fiber- and LTE networks, which we believe will allow the monetization of data as well as of digital services. In this way, Telefónica has significantly increased data accesses, including 82 million smartphones accesses, 4.8 million Pay TV accesses and 6.6 million fiber accesses during the 2014-2016 period. Additionally, average revenue per access increased by 2.8% year-on-year over the 2015-2016 period, from a year-on-year increase of 1.9% over the 2014-2015 period.

•	Secondly, changing consumer habits have resulted in a decreasing demand for voice services and an increasing demand for data, due to video downloads and internet connectivity through smartphones. This new trend has allowed us since 2015 to compensate the drop in voice revenues (excluding falls in interconnection tariffs) with higher data and service over connectivity, to be able to start seeing a positive trend in average revenue per access in the majority of our markets.

•	Thirdly, Telefónica has reinforced its competitive position thanks to an active management of the asset portfolio and to the consolidation of its participation in key markets in 2015: Germany (with the acquisition of E-Plus), Brazil (with the acquisition of GVT) and Spain (with the acquisition of DTS). These strategic acquisitions in key markets coupled with divestments in non-strategic markets, have allowed Telefónica to capture significant synergies.

•	Lastly, Telefónica launched in 2014 a simplification program focused on increasing growth and capturing synergies across the board; commercial offer simplification; IT network and global process modernization (through higher investments in IT and commercial systems as well as call center costs reduction); and improving sales channels with a more efficient back office. All these measures allow resource liberation, for the liberalization of resources that can be used for transformation, as improving network and accelerating the digitalization process.

On the other hand, various factors have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2014-2016 period.

•	First, changes in foreign exchange rates, particularly in 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar. In 2016 such currencies continued to depreciate and the Company’s results were also affected by devaluations in the United Kingdom, Argentina and Mexico, adversely and significantly affecting revenue growth.

•	Second, the high inflation in certain countries affected cost growth in numerous markets where Telefónica is present which were not offset by the increase in tariffs.

•	Third, after a period of significant expansion, Telefónica has generally reduced the scope of its activities and exited certain countries in recent years to reduce its level of indebtedness and strengthen Telefónica’s capacity for future growth.

Telefónica, S.A.    145

Financial Statements

•	Fourth, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years.

•	Fifth, in recent years Telefónica has experienced an intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.

•	In the last two years, within the above mentioned simplification process, Telefónica has redefined its processes, readapting its resource necessities, resulting in various provisions which have affected, results in 2015 as well as in 2016.

In the 2014-2016 period these negative factors have contributed to a downward trend in some of Telefónica´s key market indicators, such as the Profit for the year (-26.2% during the period). On the other hand, the positive result of the strategy a focus on sustainable and profitable growth, is reflected in the Revenue trend during the 2014-2016 period, up 3.3%.

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Financial Statements

Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

On January 10, 2017, Telefónica, S.A. redeemed 300 million euros of its 2,500 million euros syndicated credit facility signed on February 19, 2015 and maturing in 2021.

On January 17, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 1,750 million euros. This issuance was split into two series: one series, amounting to 1,250 million euros, maturing on January 17, 2025 and an annual coupon of 1.53% and the other series, amounting to 500 million euros maturing on October 17, 2028 and with an annual coupon of 2.32%. Both series of notes are guaranteed by Telefónica, S.A.

On January 17, 2017, Telefónica, S.A. amended the bilateral loan, signed originally on June 26, 2014 for an amount of 2,000 million euros and with an outstanding amount of 1,500 million euros, divided in two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017, Telefónica, S.A. signed a new amended to its bilateral loan extending the maturity date of the tranche A for 500 million euros until June 26, 2019.

On January 25, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 150 million euros, maturing on January 25, 2019. The notes are guaranteed by Telefónica, S.A.

On February 7, 2017, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros, 100 million euros and 120 million euros of its notes, issued on February 7, 2011, March 21, 2011, February 7, 2012, respectively. The notes were guaranteed by Telefónica, S.A.

On February 15, 2017, Telefóncia Europe, B.V. drew down an aggregate principal amount of 750 million euros of its long term financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024. This financing is guaranteed by Telefónica, S.A.

Investing in Group and affiliated companies

On January 12, 2017 Telefónica Móviles México, S.A. de C.V. has completed a capital increase of 3,000 million Mexican pesos (equivalent to 130 million euros) which has been subscribed and paid in full by Telefónica, S.A. on January 17, 2017.

In order to provide adequate financing funds to Telefónica Digital Holding, S.L.U. to enable the company refinancing its subsidiaries, on January 12, 2017 Telefónica, S.A. completed a capital increase of 301 million euros. This contribution has been paid in full.

On January 26, 2017 Telefónica Latinamérica Holding, S.L. has executed a capital increase of 747 million euros which has been fully subscribed and paid by the Company.

On February 20, 2017 Telefónica has reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, “KKR”, entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share).

The aforementioned agreement includes a purchase agreement for the sale of 62 million shares (representing 24.8% of the total capital stock) of Telxius Telecom, S.A.U. for a price of 790.5 million euros, as well as stock options over 38 million shares (representing 15.2% of the total share capital) for a price of at least 484.5 million euros.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

After the transaction Telefónica will maintain the control over Telxius.

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Financial Statements

Annual Corporate Governance Report for Listed Companies

A.	Ownership structure

A.1	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
12/07/2016	5,037,804,990.00	5,037,804,990	5,037,804,990

Indicate whether different types of shares exist with different associated rights:

No

A.2	List the direct and indirect holders of significant ownership interests in your company at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	318,861,940	0	6.33%
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	0	259,651,258	5.15%
Blackrock, Inc.	0	262,747,410	5.22%

Name or corporate name of indirect holder	Through: Name or corporate name of direct holder	Number of voting rights
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Vidacaixa, S.A. de Seguros y Reaseguros	189,470
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Caixabank, S.A.	259,461,788
Blackrock, Inc	Blackrock Group	262,747,410

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Financial Statements

Indicate the most significant movements in the shareholding structure during the year.

Name or corporate name of shareholder	Date of transaction	Description of transaction
Blackrock, Inc	2016/09/14	Exceeded 5% of the share capital

A.3	Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,230,745	0	0.02%
Mr. Isidro Fainé Casas	595,382	0	0.01%
Mr. José María Abril Pérez	157,077	158,211	0.01%
Mr. Julio Linares López	480,889	8,440	0.01%
Mr. César Alierta Izuel	5,505,144	0	0.11%
Ms. Eva Castillo Sanz	113,594	0	0.00%
Mr. José Javier Echenique Landiríbar	31,850	75,712	0.00%
Mr. Peter Erskine	42,733	0	0.00%
Mr. Luiz Fernando Furlán	38,423	0	0.00%
Mr. Gonzalo Hinojosa Fernández de Angulo	51,135	206,815	0.01%
Mr. Pablo Isla Álvarez de Tejera	10,294	0	0.00%
Mr. Antonio Massanell Lavilla	2,743	0	0.00%
Mr. Ignacio Moreno Martínez	18,311	0	0.00%
Mr. Francisco Javier de Paz Mancho	64,862	0	0.00%

Telefónica, S.A.    149

Financial Statements

Name or corporate name of indirect shareholder	Through: Name or corporate name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other company shareholders	158,211
Mr. Julio Linares López	Other company shareholders	8,440
Mr. José Javier Echenique Landiríbar	Other company shareholders	75,712
Mr. Gonzalo Hinojosa Fernández de Angulo	Other company shareholders	206,815

% of total voting rights held by the Board of Directors
		0.17%

Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% of total voting rights
Mr. José María Álvarez-Pallete López	384,000	0	600,000	0.01%
Mr. César Alierta Izuel	648,000	0	1,012,500	0.01%

A.4	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are of little relevance or arise from ordinary trading or exchange activities.

A.5	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are of little relevance or arise from ordinary trading or exchange activities.

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.A.U., in Adquira España, S.A.

Telefónica, S.A.    150

Financial Statements

Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Shareholding of Caixabank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Shareholding of Caixabank consumer Finance, E.F.C., S.A. (subsidiary of Caixabank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.

A.6	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

Parties to the shareholders’ agreement
Vivendi, S.A.
Telefónica, S.A.

% of share capital affected
0.98%

Brief description of the agreement:

See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the shareholders’ agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.27%

Brief description of the agreement:

See heading H “Other information of interest”, Note 5 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

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Financial Statements

No

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.

—

A.7	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 5 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify.

No

A.8	Complete the following tables on the company’s treasury shares.

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
141,229,134	0	2.80%

(*) Through:

—

Detail any significant changes during the year, in accordance with Royal Decree 1362/2007.

Explain any significant changes

On January 15, 2016, Telefónica notified the Spanish National Securities Market Commission, (Comisión Nacional del Mercado de Valores, CNMV), the direct acquisition of 53,265,917 shares, which represented 1.071% of the company’s share capital.

In accordance with the resolution for reduction in share capital through the cancellation of treasury shares approved by the Ordinary General Shareholders Meeting on May 12, 2016, and after the resolution to that effect adopted by the Board of Directors of the Company, the deed of the share capital reduction was registered in the Companies Registry of Madrid on October 11, 2016. Consequently, 74,627,988 treasury shares of Telefónica, S.A., which represented 1.50% of its share capital, were cancelled.

On October 18, 2016, Telefónica notified the Spanish National Securities Market Commission, (Comisión Nacional del Mercado de Valores, CNMV), the direct acquisition of 49,405,408 shares, which represented 1.008% of the company’s share capital.

On December 9, 2016, Telefónica notified the Spanish National Securities Market Commission, (Comisión Nacional del Mercado de Valores, CNMV), the acquisition of 5,431,889 shares, which represented 0.108% of the company’s share capital, as consequence of the execution of the share capital increase approved by the Ordinary General Shareholders Meeting of Telefónica, S.A. on May 12, 2016, under the item VIII.2 of its Agenda.

Telefónica, S.A.    152

Financial Statements

A.9	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares.

At Telefónica’s Ordinary General Shareholders Meeting held on May 30, 2014, the shareholders resolved to renew the authorisation granted at the General Shareholders Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“A) Authorise, pursuant to articles 144 and the articles thereunder of the Spanish Corporations Act, the derivative acquisition, at any point and as many times as it might be deemed necessary, by Telefónica, S.A. –either directly, or through any of its subsidiaries – of treasury stock, fully-paid, by purchase and sale, by exchange or by any other legal transaction.

The minimum acquisition price or minimum value of the consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum consideration value shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and all its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights owned by them, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B) To authorize the Board of Directors, as broadly as possible, to exercise the authorisation granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 2, 2010.”

A.9.bis.	Estimated free-float capital:

Estimated free-float capital		%
78.08

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Financial Statements

A.10	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market.

Yes

Description of the restrictions

See heading H “Other information of interest”, Note 7 to Section A.10.

A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

—

A.12	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

Shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the “Continuous Markets”), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they all have the same characteristics, rights and obligations.

On the New York and Lima stock exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

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Financial Statements

B.	General Shareholders Meeting

B.1	Indicate and, as applicable, describe any difference between the system of minimum quorums for constitution of the General Shareholders Meeting established in the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

B.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:

No

Describe how they differ from the rules established in the LSC.

—

B.3	Indicate the rules governing amendments to the company’s Bylaws. In particular, indicate the majorities required to amend the Bylaws and, if applicable, the rules for protecting shareholders’ rights when changing the Bylaws.

The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree to amend the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.

The procedure for amending the Bylaws is governed by Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is convened to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders’ Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favour of the resolution.

Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report in which they justify the amendment, which will have to be submitted to the shareholders which are taking part in the Shareholders’ Meeting to deliberate on that amendment.

Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might have to be amended, and note that all the shareholders are entitled to analyse the full text of the proposed amendment and the report on such an amendment at the registered offices, and also to request that such documents be delivered to them or sent free of charge.

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Financial Statements

According to article 291 of the Spanish Corporations Act, when new obligations are established for shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

The procedure for voting on proposed resolutions by the Shareholders’ Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

B.4	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2015/06/12	11.55%	46.36%	0.01%	0.48%	58.40%
2016/05/12	0.21%	55.34%	0.03%	0.55%	56.13%

B.5	Indicate whether the Bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders Meetings.

Yes

Number of shares required to attend the General Shareholders Meetings
300

B.6	Section eliminated.

B.7	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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Financial Statements

C.	Company management structure

C.1	Board of Directors

C.1.1	List the maximum and minimum number of directors included in the Bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2	Complete the following table with board members’ details.

Name or corporate name of director	Representative	Type of director	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	2006/07/26	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	1994/01/26	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	2007/07/25	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Julio Linares López	—	Other external directors	Vice Chairman	2005/12/21	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. César Alierta Izuel	—	Other external directors	Director	1997/01/29	2012/05/14	Resolution of General Shareholders’ Meeting
Ms. Eva Castillo Sanz	—	Other external directors	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Peter Erskine	—	Independent	Director	2006/01/25	2016/05/12	Resolution of General Shareholders’ Meeting
Ms. Sabina Fluxà Thienemann	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Independent	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders’ Meeting

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Financial Statements

Mr. Peter Löscher	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Proprietary	Director	1995/04/21	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	2011/12/14	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Independent	Director	2007/12/19	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Wang Xiaochu	—	Proprietary	Director	2015/09/30	2016/05/12	Resolution of General Shareholders’ Meeting

Total number of directors
18

Indicate any board members who left during this period.

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
Mr. José Fernando de Almansa Moreno-Barreda	Other external Directors	2016/04/08
Mr. Carlos Colomer Casellas	Independent	2016/04/08
Mr. Santiago Fernández Valbuena	Executive	2016/04/08
Mr. Alfonso Ferrari Herrero	Independent	2016/04/08

C.1.3	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Post held in the company
Mr. José María Álvarez-Pallete López	Executive Chairman

Total number of executive directors	1
% of the Board	5.56%

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited

Total number of proprietary directors	5
% of the Board	27.78%

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Financial Statements

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Was Chairman of Ladbrokes, Plc until December 2015.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. Sabina Fluxà Thienemann	Business Management and Administration graduate. MBA from ESADE. High Business Management Program at IESE. Co-Vice Executive President and CEO of Iberostar Group.
Mr. José Javier Echenique Landiríbar	Economic and Actuarial Sciences graduate. Vice-Chairman of Banco Sabadell, S.A.
Mr. Peter Löscher	Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Chairman of the Supervisory Board of OMV Aktiengesellschaft and Sulzer AG
Mr. Juan Ignacio Cirac Sasturain	Graduated in Theoretical Physics. Ph. D. in Physics. Fields of Specialization in Theoretical Quantum Optics, Quantum Information, Atomic Physics, Quantum Many-Body Physics.

Total number of independent directors	9

% of the Board	50.00%

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

No

If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

OTHER EXTERNAL DIRECTORS

Identify the other external directors and list the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Telefónica, S.A.    159

Financial Statements

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as Chief Operating Officer (C.O.O.) of Telefónica, S.A. and his managerial post in the Telefónica Group, and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.
Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned as Chairwoman of Telefónica Europa, and was therefore included in the “Other external Directors” category.	Telefónica, S.A.
Mr. César Alierta Izuel	On April 8, 2016, Mr. César Alierta Izuel resigned from his post as Executive Chairman of Telefónica, S.A. and his executive duties in the Telefónica Group, and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.
Total number of other external directors		3
% of the Board		16.67%

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Former category	Current category
Mr. César Alierta Izuel	2016/04/08	Executive	Other External

C.1.4	Complete the following table on the number of female directors over the past four years and their category.

	Number of female directors				% of total directors of each type
	Year 2016	Year 2015	Year 2014	Year 2013	Year 2016	Year 2015	Year 2014	Year 2013
Executive	0	0	0	1	0.00%	0.00%	0.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	1	0	0	0	11.11%	0.00%	0.00%	0.00%
Other External	1	1	1	0	33.33%	33.33%	50.00%	0.00%
Total:	2	1	1	1	11.11%	5.56%	5.56%	5.56%

Telefónica, S.A.    160

Financial Statements

C.1.5	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as a Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders Meeting held on April 22, 2008, and she was re-elected to serve in this position by the Ordinary General Shareholders’ Meeting on May 31, 2013.

Likewise, on April 8, 2016, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Sabina Fluxà Thienemann as a Director of Telefónica. The Ordinary General Shareholders Meeting, held on May 12, 2016, ratified this appointment.

Similarly, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognised calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Article 10.4 of the Regulations of the Board of Directors also provides that the Board will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias which could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November 25, 2015, the Board of Directors approved a Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, without any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

In accordance with the aforesaid Policy, candidates to be Telefónica Directors will be selected using the following principles:

1.- The Company will ensure that the Board of Directors has a balanced structure, with an ample majority of non-executive Directors and an adequate proportion between Proprietary and Independent Directors.

2.- The Board of Directors will ensure that Board members are selected using procedures that favour gender equality and diversity of knowledge and experience, and which prevent any underlying bias which could cause any kind of discrimination. It will also ensure that candidates put forward to be non-executive Directors have enough time available to be able to adequately perform their duties.

3.- A preliminary analysis of the Company’s and of the Group’s requirements will be used in the process of selecting candidates to be Directors. This analysis will be made by the Company’s Board of Directors, which will be advised and which will receive a mandatory preliminary report by the Nominating, Compensation and Corporate Governance Committee.

4.- This report by the Nominating, Compensation and Corporate Governance Committee will be published when calling the General Shareholders Meeting at which each Director will be submitted for confirmation, appointment or re-election.

Telefónica, S.A.    161

Financial Statements

5.- Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director Selection Policy is complied with, and will report with such information in the Annual Corporate Governance Report.

As far as candidates put forward as Directors are concerned, the Director Selection Policy establishes that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, in fulfilling their respective duties, that all persons proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.

Candidates put forward as Directors will be persons with a high level of reputation, solvency, experience and training, particularly in the field of telecommunications, economics-finance, accounting, auditing, risk management, and/or business administration, who are able to lead teams consisting of people from different fields of activity, and with extensive experience in major corporations.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognised calibre, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

C.1.6	Explain the measures taken, if applicable, by the Nominating Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

The Nominating, Compensation and Corporate Governance Committee analysed and returned a positive opinion of the Director Selection Policy of Telefónica, S.A. approved by the Board of Directors of the company in its meeting held on November 25, 2015.

Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

When, despite the measures taken, there are few or no female directors, explain the reasons.

Explanation of the reasons.

All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company.

Telefónica, S.A.    162

Financial Statements

Thus, in the amendment carried out during the year 2016 in the composition of the Company’s Board of Directors, Ms. Sabina Fluxà Thienemann was appointed unanimously by the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance, as Independent Director of Telefónica. The Ordinary General Shareholders Meeting of Telefónica, held on May 12, 2016, ratified this appointment.

In the appointment proposal of Ms. Sabina Fluxà Thienemann, the Nominating, Compensation and Corporate Governance Committee considered the solvency, competence, experience, professional merits and willingness of Ms. Fluxà for the effective performance of her functions, only when considering her personal and professional features. This is all to take place within the framework of the Director Selection Policy of the Company which expressly states, with regard to the promotion of Female Directors’ presence in the Board of Directors, that it is mandatory for Director’s selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination.

C.1.6.bis	Explain the conclusions of the Nominating Committee regarding verification of compliance with Director selection policy. And, in particular, how this policy is being used towards the target that at least 30% of the total members of the Board of Directors should be female directors by 2020.

Explanation of conclusions.

Since 25 November, 2015, Telefónica S.A. has used a specific and verifiable Director Selection Policy, approved by the Board of Directors, which is aimed at ensuring that Director appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience.

This policy is public and can be consulted at the corporate website (www.telefonica.com).

Within the framework of such policy, during the year 2016, the Nominating, Compensation and Corporate Governance Committee proposed and informed about the appointment of Directors of Telefónica, S.A., on the basis of solvency, competence, experience, professional merits and willingness of the candidates to devote the time and effort needed for the effective performance of their functions, only when considering their personal and professional features.

On its meeting held on April 7, 2016, the Committee proposed to the Company’s Board of Directors, the appointment by co- optation of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher and Mr. Juan Ignacio Cirac Sasturain as Independent Directors, replacing Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. José Fernando de Almansa Moreno-Barreda and Mr. Santiago Fernández Valbuena, respectively.

Likewise, the Committee informed and/or proposed the re-election and ratification of the Directors of Telefónica, S.A. by the General Ordinary Shareholders Meeting of the Company, considering and analysing the functions performed and the commitment of the Directors, basing all the proposals on a prior analysis of the Board of Director’s needs, and promoting the knowledge, experience and gender diversity.

Thus, the General Ordinary Shareholders Meeting held on May 12, 2016, on the proposal of the Board of Directors, approved the re-election of Mr. Isidro Fainé Casas, Mr. Julio Linares López, Mr. Peter Erskine, and Mr. Antonio Massanell Lavilla, as well as the ratification of the appointment of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, Mr. Juan Ignacio Cirac Sasturain and Mr. Wang Xiaochu.

Furthermore, with regards to the promotion of Female Directors’ presence in the Board of Directors, it is important to note that the Director Selection Policy expressly states that it is mandatory for Director selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination. Notwithstanding the foregoing, the Nominating, Compensation and Corporate Governance Committee and the Board of Directors of the Company have taken into account this premise in all their appointment proposals, re-elections and ratifications of the Directors that were presented, analysed and approved during this year 2016, and specifically the appointment proposal of Ms. Sabina Fluxà Thienemann, approved by the General Ordinary Shareholders Meeting held on May 12, 2016.

Telefónica, S.A.    163

Financial Statements

C.1.7	Explain how shareholders with significant holdings are represented on the board.

As stated in section C.1.3 of this Annual Corporate Governance Report, at December 31, 2016, the group of external Directors of Telefónica, S.A. was composed of 17 members (out of a total of 18 Members), of whom 5 are proprietary Directors, 9 are independent and 3 fall under the “Other external Directors” category.

Of the five proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.15% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.33% of the capital; and one in representation of China Unicom (Hong Kong) Limited (China Unicom), which owns 1.27% of the capital stock. The percentages mentioned above refer to December 31, 2016.

C.1.8	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 3% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section H “Other information of interest”, Note 5 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

On May 18, 2011, the General Shareholders’ Meeting approved the appointment of Mr. Chang Xiaobing as Company Director, acting on the proposal made by China Unicom, for the purpose of executing the addendum to the Strategic Partnership Agreement agreed in January 2011. On September 30, 2015, the Board of Directors approved by co-option to appoint Mr. Wang Xiaochu, as a new member of the Board of Directors, as a proprietary Director, to replace Mr. Chang Xiaobing, who decided to step down from his position as Director of Telefónica, S.A., after ceasing in his duties as Chairman and CEO of China Unicom (Hong Kong) Limited, and once Mr. Wang Xiaochu had been appointed to those positions.

This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.

No

Telefónica, S.A.    164

Financial Statements

C.1.9	Indicate whether any director has resigned from office before their term of office has expired, whether that Director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Yes

Name of director	Reasons for resignation
Mr. Carlos Colomer Casellas	Mr. Carlos Colomer Casellas, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

Name of director	Reasons for resignation
Mr. José Fernando de Almansa Moreno-Barreda	Mr. José Fernando de Almansa Moreno-Barreda, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

Name of director	Reasons for resignation
Mr. Santiago Fernández Valbuena	Mr. Santiago Fernández Valbuena, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

Name of director	Reasons for resignation
Mr. Alfonso Ferrari Herrero	Mr. Alfonso Ferrari Herrero, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

C.1.10	Indicate what powers, if any, have been delegated to the Chief Operating Officer:

Name or corporate name of director	Brief description
Mr. José María Álvarez-Pallete López – Executive Chairman (Chief Executive Officer)	The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the powers that the Board of Directors reserves itself, and may not delegate.

Telefónica, S.A.    165

Financial Statements

C.1.11	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Position	Does he or she have executive functions?
Mr. César Alierta Izuel	Telefónica Audiovisual Digital, S.L.U.	Director	No
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, AG	Chairman of Supervisory Board	No
Mr. Peter Erskine	Telefónica Deutschland Holding, AG	Member of Supervisory Board	No
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director	No
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica de Argentina, S.A.	Director	No
	Telefónica Brasil, S.A.	Director	No
	Telefónica Móviles de México, S.A. de C.V.	Director	No
	Telefónica Ingeniería de Seguridad, S.A.	Chairman	No

C.1.12	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Position
Mr. César Alierta Izuel	China Unicom (Hong Kong) Limited	Director
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A.	Vice Chairman
	Repsol, S.A.	Director
	ACS, Actividades de Construcción y Servicios, S.A.	Director
	Ence, Energía y Celulosa, S.A.	Director
Mr. Isidro Fainé Casas	Gas Natural SDG, S.A.	Chairman
	The Bank of East Asia	Director
	Suez Environnement Company	Director
Mr. Luiz Fernando Furlán	Brasil Food, S.A. (BRF)	Director
	AGCO Corporation	Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman - CEO
Mr. Peter Löscher	OMV Aktiengesellschaft	Chairman
	Sulzer AG	Chairman
	Deutsche Bank AG	Director
Mr. Antonio Massanell Lavilla	Caixabank, S.A.	Vice Chairman
	Repsol, S.A.	Director
	Erste Group Bank AG	Director
Mr. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
Mr. Wang Xiaochu	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman - CEO

Telefónica, S.A.    166

Financial Statements

C.1.13	Indicate and, where appropriate, explain whether the Board Regulations establish rules about the maximum number of company boards on which its directors may sit:

Yes

Explanation of rules

As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.

For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director’s own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted.

On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.14	Section eliminated.

C.1.15	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	10,855
Amount of total remuneration by current directors in accumulated pension rights (thousands of euros)	63,149

Amount of total remuneration by former directors in accumulated pension rights (thousands of euros)	450

Telefónica, S.A.    167

Financial Statements

C.1.16	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Mr. Ángel Vilá Boix	General Manager of Strategy and Finance
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer (CCDO)
Mr. Juan Francisco Gallego Arrechea	Director Internal Audit

Total remuneration received by senior management (in thousands of euros)
11,075

C.1.17	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Position
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Chairman of Criteria Caixa, S.A.U.
Chairman of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Vice-Chairman of Caixabank, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. César Alierta Izuel	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Trustee of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General manager of Wholesale and Investment Banking
Mr. Juan Ignacio Cirac Sasturain	Fundación Banco Bilbao Vizcaya Argentaria	Member of the Scientific Advisory Committee
	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Member of the Advisory Board
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Regional Advisory Board
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

C.1.18	Indicate whether any changes have been made to the board regulations during the year:

No

Telefónica, S.A.    168

Financial Statements

C.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

See heading H “Other information of interest”, Note 11 to Section C.1.19

C.1.20	Explain, if applicable, to what extent this annual evaluation of the Board has prompted significant changes in its internal organization and the procedures applicable to its activities:

Outline of changes

In a meeting on February 23, 2016, the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.’s evaluation in 2015 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.

Furthermore, and as a result of this Evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

i.	Wherever possible, mechanisms will be put in place so that the documentation and information pertaining to the matters to be discussed in the meetings of the Board of Directors and its Committees is provided earlier.

ii.	Identify matters relating to the Committees of the Board of Directors in order to optimise how they are run.

iii.	Continue implementing measures to ensure that the General Meeting of Shareholders is run as effectively as possible.

iv.	Broaden the scope of the topics discussed in the Board, and take a more detailed look at the Board’s composition.

C.1.20.	bis Describe the evaluation process and the evaluated areas performed by the Board of Directors, assisted, if applicable, by an external advisor, with regard to diversity in the Board’s composition and skills, in the functioning and composition of its Committees, the performance of the Chairman of the Board of Directors and the company CEO, and each Director’s performance and contribution.

Every year, all the Company Directors assess the working of the Board of Directors of Telefónica, S.A., that of the Board Committees, the Senior Management and of the General Shareholders Meeting.

Subsequently, the Nominating, Compensation and Corporate Governance Committee reviews and analyses the results of the Directors’ assessment, identifying any areas where there is room for improvement. Once it has scrutinised and analysed the results in depth, the Nominating, Compensation and Corporate Governance Committee makes a proposal to the Board of Directors to implement the suggestions and recommendations deemed pertinent.

In the Board of Directors meeting held on 30 November, all the Directors were handed a questionnaire in order to carry out the assessment for 2016.

Telefónica, S.A.    169

Financial Statements

The questionnaire includes a broad range of questions divided into the following five sections:

•	Composition (quantitative and qualitative), working and powers of the Board, expressly including adequate performance and the Directors’ contribution to the Board of Directors.

•	Composition and working of the Committees, expressly including the performance and contribution of the Chairpersons of the Board of Directors’ Committees.

•	Adequacy of the performance of the Executive Chairman.

•	Directors’ Rights and Duties.

•	General Shareholders Meeting.

As referred to above, once the questionnaires—filled in with the Directors’ opinion and suggestions—were received, action plans regarding the areas where improvement was considered to be needed were set in motion.

The Board of Directors unanimously approved the proposed improvements made by the Nominating, Compensation and Corporate Governance, aimed at optimising the working of the Company’s Governance Bodies.

In accordance with the Director Selection Policy, every three years an external consultancy firm will assist the Board of Directors in performing the assessment. The independence of the consultancy firm will be verified by the Nominating, Compensation and Corporate Governance Committee.

C.1.20.ter	Details, if applicable, of the business relations which the consulting firm or any Group company has with the company or any company in its group.

—

C.1.21	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardise its interests.

The conditions listed above under Recommendation C.1.19 (“Removal”) above must also be taken into consideration.

C.1.22	Section eliminated.

C.1.23	Are qualified majorities, other than legal majorities, required for any type of decisions?

No

If applicable, describe the differences.

Telefónica, S.A.    170

Financial Statements

C.1.24	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman of the Board of Directors.

Yes

Description of requirements

In accordance with Article 31.4 of the Corporate Bylaws, in order for a Director to be appointed Chairman, such Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

C.1.25	Indicate whether the Chairman has the casting vote:

No

C.1.26	Indicate whether the Bylaws or the regulations of the Board of Directors set any age limit for directors:

No

C.1.27	Indicate whether the Bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

C.1.28	Indicate whether the Bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also provide details if any restriction in the categories in which a proxy may be delegated has been established, beyond the restrictions imposed by applicable legislation. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavour to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavour, to the extent possible, to include voting instructions in the proxy document.

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C.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of Board meetings	12
Number of Board meetings held without the Chairman’s attendance	0

If the Chairman is a non-executive Director, indicate the number of meetings held, without attendance or proxy of any executive Director and under the Chairmanship of the Lead Independent Director.

Number of meetings	0

Indicate the number of meetings of the various board committees held during the year.

Executive Commission	17
Audit and Control Committee	13
Nominating, Compensation and Corporate Governance Committee	11
Service Quality and Customer Service Committee	4
Regulation and Institutional Affairs Committee	7
Strategy and Innovation Committee	7

C.1.30	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions.

Directors’ attendance	11
% of attendances of the total votes cast during the year	99.54%

C.1.31	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously:

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorisation for issue by the board.

C.1.32	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

A.	Supervise internal audit and, in particular:

a)	Safeguard the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for internal audit;

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c)	Propose the budget for such service;

d)	Review the internal audit work plan and its annual activities report;

e)	Receive regular information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

B.	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

C.	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c)	The control and information systems to be used to control and manage these risks.

D.	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

E.	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

F.	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

G.	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

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3.	Related party transactions.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held thirteen (13) meetings in the course of 2016.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the Company’s management and its subsidiaries’ management have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the financial department, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.

C.1.33	Is the Secretary of the Board also a Director?

No

If the Secretary is not a member of the Board, fill in the following table:

Name or corporate name of Secretary	Representative
Mr. Ramiro Sánchez de Lerín García-Ovies	—

C.1.34	Section eliminated.

C.1.35	Indicate, where applicable, the specific mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

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In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

Article 22 of the Regulations of the Board of Directors stipulates that the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.

Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team. Likewise, as established in Article 40 of the Regulations of the Board of Directors, every year the Auditor will have a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company’s accounting and risks situation.

In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

No

Explain any disagreements with the outgoing auditor and the reasons for the same:

C.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

No

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C.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	12	12

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	35.30	46.20

C.1.40	Indicate and give details of any procedures through which directors may receive external advice:

Yes

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalised through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes

Procedures

The Company, where possible, adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

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Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organises the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors’ right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 26) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organisation.

C.1.42	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardises its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43	Indicate whether any member of the Board of Directors has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the Spanish Corporations Act:

No

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Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

C.1.44	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI’s stake is 40%. This arrangement was completed on August 2, 2013.

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financial Reporting Standards (IFRS).

2. - Financing agreements:

On February 19, 2015, Telefónica, S.A., as borrower, and a group of credit entities, as lenders, with Citibank International Limited as the agent bank, entered into a syndicated loan amounting to EUR 2,500 million. On the same date, Telefónica, S.A. executed an amendment of another syndicated loan of EUR 3,000 million, formalized on February 18, 2014, with The Royal Bank of Scotland, Plc as the agent bank.

Likewise, on November 17, 2015, Telefónica, S.A. and a group of credit entities, with Banco Bilbao Vizcaya Argentaria, S.A. as the agent bank, formalized a syndicated loan of EUR 3,000 million, which was modified on November 15, 2016 to reflect certain agreements reached between the parties with respect to its economic terms, including a reduction in its amount up to EUR 1,500 million.

On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal en España, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as lenders, with the support of Finnvera Plc, entered into a financing agreement amounting to EUR 500 million.

On March 8, 2016, Telefónica, S.A., as borrower, Export Development Canada and AB Svensk Exportkredit, as lenders, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, as the agent, entered into a financing agreement amounting to EUR 300 million.

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As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the appointment of the majority of members of the board of directors, or on the Company’s financial and operational policies.

C.1.45	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

Number of beneficiaries	40
Type of beneficiary

Executive Directors, Senior Managers and other Employees
Description of the resolution

With regards to the conditions applicable to termination of contracts, the Executive Chairman Mr. José María Álvarez-Pallete López mantains the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years’ of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

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Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders Meeting
Body authorizing clauses	Yes	No
Is the General Shareholders’ Meeting informed of such clauses?		Yes

C.2.	Board committees

C.2.1	Give details of all the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors:

EXECUTIVE COMMISSION

Name	Position	Professional category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Executive Directors	14.29%
% of Proprietary Directors	28.57%
% of Independent Directors	57.14%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a) Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

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b)	Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C) of the Regulations of the Board of Directors).

Most significant actions during the year.

During the 2016 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analysed, reviewed, deliberated upon and adopted resolutions on a range of matters concerning, inter alia:

•	The business activity performed by the Telefónica Group: i) products and services (E2E Digitalization, Internet of Things, Security B2B, Network, Terminals, Business Intelligence, Big Data, voice and data, video services, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.

•	Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).

•	Corporate and financing transactions of the Telefónica Group.

Indicate whether the composition of the Executive Commission reflects the participation within the board of the different types of directors:

Yes

AUDIT AND CONTROL COMMITTEE

Name	Position	Professional category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	40.00%
% of Independent Directors	60.00%
% of Other External Directors	0.00%

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Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 17 to Section C.2.1.

Indicate the Director who sits on the Audit Committee who has been appointed, taking into account his/her knowledge and experience in accounting, auditing or in both, and state how many years the Chairman of this Committee has held this position.

Name or Director with experience
Mr. José Javier Echenique Landiríbar

No. years Chairman has held this position
1

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Professional category
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Peter Erskine	Member	Independent
Ms. Sabina Fluxà Thienemann	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

% of Proprietary Directors	0.00%
% of Independent Directors	100.00%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 18 to Section C.2.1.

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Julio Linares López	Member	Other External
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of Proprietary Directors	40.00%
% of Independent Directors	20.00%
% of Other External Directors	40.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

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Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:

a) Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1) To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2) To evaluate levels of customer service provided by the companies of the Group to their customers.

Most significant actions during the year.

In the 4 meetings held by the Quality Committee in 2016, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.

REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Professional category
Mr. Julio Linares López	Chairman	Other External
Ms. Eva Castillo Sanz	Member	Other External
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Propietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	33.33%
% of Independent Directors	33.33%
% of Other External Directors	33.33%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Telefónica, S.A.    183

Financial Statements

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Regulation and Institutional Affairs Committee:

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Regulation and Institutional Affairs Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Regulation and Institutional Affairs Committee shall have, at least, the following duties:

1) To carry out, through study, analysis and discussion, permanent monitoring of the main matters and themes of the regulatory order that affect the Telefónica Group at all times.

2) To provide a channel for communication and information between the management team and the Board of Directors in statutory matters and, when appropriate, to bring to the knowledge of the latter matters that are considered relevant to the Company, or to any of the companies in the Group and on which it may be necessary or convenient to adopt a decision or to establish a specific strategy.

3) To review, report and propose to the Board of Directors the principles that must guide the Group’s Sponsorship and Patronage policy, monitor such policy and individually approve all sponsorships or patronages that exceed the limit set by the Board, and that have to be approved by the Board.

4) To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.

Most significant actions during the year.

The Regulation and Institutional Affairs Committee held 7 meetings in the 2016 year (prior to the reorganization of this Committee –see heading H “Other information of interest”, Note 12-, the Regulatory Committee held one meeting in 2016, and the Institutional Affairs Committee held 4 meetings), have been analysed and debated:

•	The regulatory matters of most significance for the Telefónica Group, were set out in the Regulatory Agenda; at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the aforementioned Regulatory Agenda, are updated in each meeting, and in the specific documents or reports submitted to the Committee, when deemed advisable.

•	A continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most significant issues in this field.

As with the other Board Committees, the relations between this Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.

Telefónica, S.A.    184

Financial Statements

STRATEGY AND INNOVATION COMMITTEE

Name	Position	Professional category
Mr. Peter Erskine	Chairman	Independent
Mr. José María Abril Pérez	Member	Propietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Peter Löscher	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Propietary

% of Proprietary Directors	28.57%
% of Independent Directors	57.14%
% of Other External Directors	14.29%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Strategy and Innovation Committee:

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy and Innovation Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategy and Innovation Committee shall be:

1) To support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

2) To advise and assist in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

Most significant actions during the year.

The Strategy and Innovation Committee held 7 meetings in the 2016 year (prior to the reorganization of this Committee -see heading H “Other information of interest”, Note 12-, the Strategy Committee held 4 meetings in 2016, and the Innovation Committee held 3 meetings), in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.

Likewise, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the directors with the necessary documentation, so that it can take such actions into account when performing its duties.

Telefónica, S.A.    185

Financial Statements

Action Plan and Report

As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

C.2.2	Complete the following table on the number of female directors on the various board committees over the past four years:

	Number of female directors
	2016 Number %	2015 Number %	2014 Number %	2013 Number %
Executive Commission	0	0	0	0
Audit and Control Committee	0	0	0	0
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	0	0	0
Service Quality and Customer Service Committee	1 (20.00%)	1 (14.29%)	1 (14.29%)	1 (14.29%)
Regulation and Institutional Affairs Committee	1 (16.67%)	0	0	0
Strategy and Innovation Committee	1 (14.29%)	0	0	0

C.2.3	Section eliminated.

C.2.4	Section eliminated.

C.2.5	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

Telefónica, S.A.    186

Financial Statements

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In particular, the Executive Commission is regulated in Article 38 of the Bylaws, the Audit and Control Committee in Article 39 of the Bylaws, and the Nominating, Compensation and Corporate Governance Committee in Article 40 of the said Bylaws. These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.1 above, the Board Committees draw up an internal Activities Report summarising the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

C.2.6	Section eliminated.

Telefónica, S.A.    187

Financial Statements

D.	Related-party and intragroup transactions

D.1	Explain, if applicable, the procedures for approving related-party or intragroup transactions.

Procedure for reporting on approval of related-party transactions.

Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:

The approval, based on a favourable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.

Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1.º they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3.º their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (article 5.5 of the Regulations of the Board of Directors).

Telefónica, S.A.    188

Financial Statements

D.2	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders.

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	8,662
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	2,089
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	67
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	14,923
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	349,833
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	327
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	243,992
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	242,783
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	27,012
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	266
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	2,611
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	254
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	21,946
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management contracts	523
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	40,308
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	3,278
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	544,596
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans	46,013
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	313,839
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	218
Banco Bilbao Vizcaya Argentaria, S.A	Rest of Telefónica Group	Contractual	Operating lease contracts	14
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest paid	1,584
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Receipt of services	1,643
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest charged	343
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: loans	44,800
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Guarantees	8,236
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: other	202,904
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	185,083

Telefónica, S.A.    189

Financial Statements

Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Receipt of services	2,138
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Services rendered	66,447
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	42,264
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	10,355
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Guarantees	41,826
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase options commitments	83,910
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Other	250,031
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Interest paid	402
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	42
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	65,362

D.3	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors.

D.4	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

D.5	Indicate the amount from other related-party transactions:

43,000 thousands euros

D.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•	With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Telefónica, S.A.    190

Financial Statements

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•	Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1.º they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3.º their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to: (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may co-ially give rise to conflicts of interest.

Telefónica, S.A.    191

Financial Statements

D.7	Is more than one group company listed in Spain?

No

Please specify the subsidiary companies listed in Spain:

Subsidiary company listed

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies:

Define possible business relations between the parent company and the listed subsidiary, and between the latter and the other Group companies

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies:

Mechanisms to resolve possible conflicts of interest

Telefónica, S.A.    192

Financial Statements

E.	Risk control and management systems

E.1	Describe the risk management system in place at the company, including with relation to taxes.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which allows to assess both the impact and the likelihood of occurrence of the various risks arising.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their management and appropriate response to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

i)	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

ii)	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

iii)	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally the risks of a fiscal nature are included in this category.

iv)	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2	Identify the bodies responsible for preparing and implementing the risk management system, including tax matters.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. The Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks. The powers and duties of the Audit and Control Committee also include the supervision of the Company’s risk management system.

As stated by the Group’s Risk Management Policy, various local and corporate units are involved in the risk management process.

The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

In order to coordinate and report these activities, there is an internal Risk Management function, within the Internal Audit department, reporting functionally to the Audit and Control Committee.

The Group’s Fiscal Control Policy establishes the rules for the prevention and management of fiscal risk. The development of the fiscal control function corresponds to the Group’s Fiscal Management, which performs this task through the Regional Fiscal Directorates and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in said document.

Telefónica, S.A.    193

Financial Statements

E.3	Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

Information regarding this point is contained in the Annex to this Report.

E.4.	State whether the company has a risk tolerance level, including tax risk.

The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

The range of risks to which the Company may be exposed described below is considered when evaluating risk:

•	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

•	A zero-tolerance level is established for global risks, principally those affecting corporate reputation and responsibility.

E.5	Identify any risks, including fiscal risks, which have occurred during the year.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In the year 2016, corrections due to impairment of goodwill amounted to 215 million euros were recorded, corresponding to the operations of Telefónica in Venezuela (124 million euros) and in México (91 million euros).

Further details on Income tax matters are provided by Telefónica in its Annual Accounts (Note 17 of the Individual and Consolidated Financial Statements).

E.6	Explain the response and monitoring plans for the main risks the company is exposed to, including fiscal risks.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.

Telefónica, S.A.    194

Financial Statements

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. Regarding fiscal risks, the key issues identified are monitored, the Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

Telefónica, S.A.    195

Financial Statements

F.	Internal Control over Financial Reporting (ICFR) Systems

Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1	The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Directors of Telefónica, S.A. (hereinafter Telefónica) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFR) exists and is updated.

The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant deficiencies in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialise; and the control and information systems to be employed to control and manage said risks.

•	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

•	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. In this report will focus on the assessment of the provision of each and every one of the additional services referred to in previous point, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

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According to the Regulation of the Board of Directors, the Audit and Control Committee must meet at least once every quarter. In practice, the Committee meets every month, and in fact every time it is considered appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.

All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Strategy and Financial areas playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

F.1.2	The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The Human Resources Division carries out the deployment of the organizational structure in the respective fields.

Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are as follows:

1.	Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

2.	Accounting Policies and Measurement Criteria Manual, designed to unify and standardise the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

3.	Manual for Completion of the Reporting for Consolidation, which is updated annually and establishes specific instructions for compliance with reporting forms necessary for the preparation of consolidated financial statements and interim consolidated financial information.

4.	Instructions for annual and quarterly accounting closes, published annually or quarterly to establish the procedures and schedule all Telefónica Group companies must follow when reporting financial and accounting information to enable the Telefónica Group’s Consolidation Department to prepare the Group’s consolidated financial information, so that Telefónica, S.A. complies with legal and reporting requirements in Spain and the other countries in which its shares are listed.

5.	Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

The Management levels of the Company are also available on the Group Intranet.

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•	Code of conduct, approving body, dissemination and instruction, principles and values covered (stating whether it makes specific reference to record keeping and financial reporting), body in charge of investigating breaches and proposing corrective or disciplinary action.

In December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s companies, in the so-called Responsible Business Principles. The Responsible Business Principles, are applied as standard in all countries where the Telefónica Group operates, and for all its employees (affect at all levels of the organization, directors and non-directors).

The Responsible Business Principles are based on a series of general criteria which concern honesty and trust, abidance by prevailing laws, integrity and respect for human rights. It also sets out specific principles focused on ensuring the trust of customers, professionals, shareholders, suppliers and of society at large.

They expressly mention issues related to recording transactions and preparation of financial information: “We prepare financial and accounting records in an accurate and reliable manner”.

This Code of Ethics is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Responsible Business Principles.

Telefónica has an Office of Business Principles, which comprises the most senior representatives of the General Secretary’s Office, Human Resources, Public Affairs and Regulation, Chief Commercial Digital Officer (CCDO), Operations, Purchases, Compliance and Internal Audit.

The Office is in charge of:

1)	Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

2)	Developing the mechanisms need to ensure the Code of Ethics is followed to the letter in all regions/countries/business units.

3)	Overseeing, reviewing and contemplating the implementation of the Responsible Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to reinforce knowledge of these Responsible Business Principles.

4)	Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

On a different issue should any type of conduct which does not comply with applicable laws, the Responsible Business Principles or internal regulations come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.

Training programmes are also regularly organised to ensure employees are aware of these rules and principles.

Telefónica also has an “Internal Code of Conduct” for Securities Markets issues, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.

•	Whistle-blowing channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organisation, stating whether reports made through this channel are confidential.

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With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.’s Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: this channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a listed company on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with financial-accounting information, internal controls thereof, and/or audit-related matters.

This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Compliance Department, removing the sender’s name, and the source of the message cannot be traced in any event.

The channel is accessible through the Internal Audit webpage on Telefónica’s intranet, through the section: Rules of Telefónica’s Group, Control over the financial report process.

The Compliance and Internal Audit Departments, as delegate areas of the Audit and Control Committee of Telefónica, S.A., to these purposes, receive all complaints made through this channel regarding internal controls, accounting or the audit of the financial statements, therefore these Departments will be aware about these complaints, will solve them or give the complaints the treatment they deem convenient.

Responsible Business Principles Whistle-blowing Channel: through this channel, professionals can notify the Company of any behaviour, actions or events that could breach the ethical code, the Company’s internal rules, or any regulations governing its activity, and jeopardise the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

As a general rule, the policy of the Responsible Business Principles Whistle-blowing Channel is not to promote anonymous messages. However the confidentiality of the complainant’s identity is safeguarded at all times.

Telefónica S.A.’s Compliance Department is responsible for the Responsible Business Principles Whistle-blowing Channel.

•	Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.

Likewise, the Consolidation and Accounting Polices Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues.

Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

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Lastly, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report, at least:

F.2.1	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks affecting financial reporting are analysed.

•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies, etc.

In the process of identifying the consolidation scope, the Strategy and Financial Areas regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.

As indicated above, Telefónica also has a Risk Management Model covering four key areas of risk:

1)	Business risks

2)	Operational risks, including, among others Compliance risks

3)	Global risks

4)	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information. Tax risks are also included within this category:

•	Which of the company’s governing bodies is responsible for overseeing the process.

Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

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F.3	Control activities.

Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 Board of Directors of Telefónica, S.A. approved the “Regulations Governing Disclosure and Reporting to the Markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Consolidation and Accounting Polices Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of Group companies must submit a certificate to the Corporate Consolidation and Accounting Policies Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Polices Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.

The Corporate Consolidation and Accounting Polices Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Consolidation and Accounting Polices Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

Lastly, Internal Audit, as part of its annual audit plan, among others actions, sets out work plans every year to assess the internal control of financial reporting model.

F.3.2.	Internal control policies and procedures for information systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is responsible for the global management of Information Systems for all the Group’s businesses, defining strategy and technological planning, ensuring quality in service, cost and security required by the Group.

One of its duties is to develop and implement systems to improve the efficiency, efficacy and profitability of Group processes, the definition and implementation of policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

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The Global Security Policy considers human resources and the information, and technological and material resources that support them, to be fundamental assets. For this reason, guaranteeing their security is considered to be an essential asset within the Telefónica strategy, and an essential enabler of the organization’s activity.

With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that homogeneously guarantees the protection of the assets in all Telefónica Group companies.

The security activities developed by the different environments, organizational structures, parties responsible for assets, and employees will be governed by the principles of legality, efficiency, corresponsibility, cooperation, and coordination. Any and all adequate promotion, conduction, control, and improvement measures will be established to this end.

•	Principle of Legality: the necessary compliance of all national and international laws and regulations regarding the matter of security that may be valid at any given time in any of the territories where the Telefónica Group operates, shall be ensured.

•	Principle of Efficiency: in order to efficiently reach the required level of security, the anticipatory and preventive nature of said actions shall rule over any passive and reactionary nature. To this end, knowledge of potential threats as well as the analysis of potential risks shall be privileged as part of an intelligence process that identifies and understands the most relevant threats that affect the organization. In order to get ahead of their action and evolution, and to safeguard the Telefónica Group’s global organization from their potentially harmful effects, mitigating these risk’s damages down to an acceptable level for the business.

A Global Corporate Security Regulations Framework is defined for the purpose of reaching a standardized level of security. This framework will take into account the analyses of risks and threats and will also establish the precise preventive or corrective protection measures.

In addition, strategic plans will be conceived and prepared in order to identify and prioritize the projects and budgets necessary for reaching those adequate levels of security, minimizing the security risks identified in the corresponding analyses, and maximizing the effectiveness of the investment made and the resources used.

•	Principle of Corresponsibility: users must preserve the security of the assets that Telefónica makes available to them in accordance to the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as the applicable laws and regulations regarding the matter of security. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.

•	Principle of Cooperation and Coordination: in order to reach the levels of efficiency required by Telefónica business project, the global action and comprehensive concept of security activities shall be preserved together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees will be prioritized, in order to generate the adequate synergies and to jointly reinforce the capabilities.

The Security Organization coordinates the security responsibilities of the different Telefónica Group structures, promoting cooperation between them in order to guarantee the efficient and joint protection of the assets.

Lastly, Internal Audit unit, as part of its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, the information security Policy, suitability of controls and data integrity.

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F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

•	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

•	Direct assessment: an assessment carried out by internal audit on certain administrative outsourced processes.

When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party as regards the methods and main hypothesis used, is verified directly by the area contracting the service and, if applicable with the procurement department. The Strategy and Financial department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function’s own KPIs in order to ensure compliance of the outsourced process according to the Group’s different policies and guidelines.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4	Information and communication

Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1	A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Consolidation and Accounting Polices Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues, which are systematically monitored by the Accounting Policies area. This bulletins are published on a monthly basis.

Also, the Telefónica Group has an Accounting Policies Manual which is updated annually, the last update took place in December 2016. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

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This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.

The accounting policies area maintains a constant dialogue with the accounting heads of the Group’s main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and also for sharing best practices between operators.

F.4.2	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR.

There is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting pack reported by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.

Likewise, the Telefónica Group has implemented a specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and all components of the Telefónica Group use the same accounts plan.

F.5	System function monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1	The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditors significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Internal Audit function reports functionally to the Audit and Control Committee, with the primary goal of lending them support in their responsibilities concerning ensuring governance, risk management, and the Group’s Internal Control System. Internal Control comprises all process which may reasonably ensure compliance with laws, regulations and internal rules, reliability of information, efficiency and efficacy of operations, and the integrity of the organisation’s net worth.

Internal Audit is responsible for implementing the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

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Among these requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure.

The External Auditor issues its own independent opinion on the effectiveness of financial reporting (ICFR).

Additionally, to fulfil this requirement, the Telefónica Group uses a three-tier (next detailed) internal control of financial reporting evaluation model, while every year the Internal Audit function is responsible for evaluating its performance.

Review of processes and specific controls

In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group’s key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model of the Telefónica Group, which in turn uses the Definition of Scopes Model, in order to identify the critical accounts of each company of the Telefónica Group in accordance with previously established criteria.

Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

–	The processes and systems associated with the critical accounts are determined.

–	Risks affecting the financial reporting vis-à-vis these processes are identified.

–	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

–	Audit tests are carried out to assess the effectiveness of the controls.

Review on IT general controls

The Group’s general controls are evaluated at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.

Supervision of general controls on IT systems is designed to review management of changes to programmes, data and systems access and the operation (management of changes to infrastructure, back ups, scheduled tasks and issues).

If deficiencies in control and/or areas for improvement come to light during the review tasks, the Management will be informed using the reports prepared by the Internal Audit unit, analyzing the impact on the assessment on the internal control system over financial reporting, where appropriate. Once they receive the report, the managers responsible for controls will state the action plans to resolve the identified control deficiencies, and also the estimated periods for them to be implemented.

These Action Plans will have as main objectives:

–	Mitigating the deficiency originally defined so that the control works as expected.

–	Defining compensatory controls which validate supported processes in case that the original controls cannot be remediated.

Self-appraisal Questionnaires

All the Group’s subsidiaries complete self-appraisal questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting (ICFR) in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited by the Internal Audit unit.

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F.5.2	If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The Internal Audit unit participates in the Audit and Control Committee meetings, and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and of the degree of implementation thereof. This includes to communicate significant internal control weaknesses which have been identified.

Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Audit and Control Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR).The External Auditor is obliged to communicate the significant internal control weaknesses identified and, for this purpose, has immediate access to the Senior management and the Chairman of the Audit and Control Committee.

F.6	Other relevant information

Not applicable

F.7	External auditor review

State whether:

F.7.1	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G	Degree of Compliance with Corporate Governance Recommendations

Indicate the extent to which the company follows the recommendations of the Good Governance Code of listed companies.

Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Explain

In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required in the interests of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

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In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	When a dominant and a subsidiary company are both listed, they should provide detailed disclosure on:

a)	The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b)	The mechanisms in place to resolve possible conflicts of interest.

Not applicable

3.	During the annual general meeting the Chairman of the Board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the Annual Corporate Governance Report. In particular:

a)	Changes taking place since the previous annual general meeting.

b)	The specific reasons for the company not following a given Good Governance Code recommendation and any alternative procedures followed in its stead.

Complies

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4.	The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

Complies

5.	The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

Complies

6.	Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a)	Report on auditor independence.

b)	Reviews of the operation of the Audit Committee and the Nomination and Remuneration Committee.

c)	Audit Committee report on third-party transactions.

d)	Report on corporate social responsibility policy.

Complies

7.	The company should broadcast its general meetings live on the corporate website.

Explain

The Company decided not to offer a live webcast of its 2016 General Shareholders Meeting, for organisational reasons and owing to the way the Meeting was developed (possible changes which could arise). Nonetheless, Telefónica is analysing the possibility of broadcasting future General Shareholders meetings live on its website.

8.	The Audit Committee should strive to ensure that the Board of Directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

Complies

Telefónica, S.A.    209

Financial Statements

9.	The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

Complies

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)	Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors.

c)	Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Not applicable

11.	In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Not applicable

12.	The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

Complies

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Financial Statements

13.	The Board of Directors should have an optimal size to promote its efficient functioning and maximize participation. The recommended range is accordingly between five and fifteen members.

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

It is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors.

14.	The Board of Directors should approve a Director selection policy that:

a)	Is concrete and verifiable.

b)	Ensures that the appointment or reelection proposals are based on a prior analysis of the Board’s needs.

c)	Favours a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the Nomination Committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each Director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women Directors before the year 2020.

The Nomination Committee should run an annual check on compliance with the director selection policy and set out its findings in the Annual Corporate Governance Report.

Complies

15.	Proprietary and independent Directors should constitute an ample majority on the Board of Directors, while the number of Executive Directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies

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Financial Statements

16.	The percentage of Proprietary Directors out of all Non-executive Directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a)	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b)	In companies with a plurality of shareholders represented on the Board but not otherwise related.

Explain

The aforementioned recommendation 16 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2016, the group of External Directors of Telefónica, S.A. was composed of 17 members (of a total of 18 Members), of whom 5 are Proprietary Directors, 9 are Independent Directors and 3 falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.15% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.33% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.27% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a Director.

Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 44,433 million euros at December 31, 2016, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,288 million euros, and that of BBVA is 2,319 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

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Financial Statements

17.	Independent Directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent Directors should occupy, at least, a third of board places.

Complies

18.	Companies should disclose the following Director particulars on their websites and keep them regularly updated:

a)	Background and professional experience.

b)	Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c)	Statement of the Director class to which they belong, in the case of proprietary Directors indicating the shareholder they represent or have links with.

d)	Dates of their first appointment as a board member and subsequent re-elections.

e)	Shares held in the company, and any options on the same.

Complies

19.	Following verification by the Nomination Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary Directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary Directorship.

Complies

20.	Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary Directors, the latters’ number should be reduced accordingly.

Complies

21.	The Board of Directors should not propose the removal of independent Directors before the expiry of their tenure as mandated by the Bylaws, except where they find just cause, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

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Financial Statements

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

Complies

22.	Companies should establish rules obliging Directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the Board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a Director is indicted or tried for any of the offences stated in company legislation, the Board of Directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should give a reasoned account of all such determinations in the Annual Corporate Governance Report.

Complies

23.	Directors should express their clear opposition when they feel a proposal submitted for the Board’s approval might damage the corporate interest. In particular, independents and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a Director has expressed serious reservations then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the Board, even if he or she is not a Director.

Complies

24.	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the Board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the Annual Corporate Governance Report.

Complies

Telefónica, S.A.    214

Financial Statements

25.	The Nomination Committee should ensure that Non-executive Directors have sufficient time available to discharge their responsibilities effectively.

The Board of Directors regulations should lay down the maximum number of company boards on which Directors can serve.

Complies

26.	The Board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each Director may propose the addition of initially unscheduled items.

Complies

27.	Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance Report. In the event of absence, Directors should delegate their powers of representation with the appropriate instructions.

Complies

28.	When Directors or the secretary express concerns about some proposal or, in the case of Directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Complies

29.	The company should provide suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

Complies

30.	Regardless of the knowledge Directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Complies

Telefónica, S.A.    215

Financial Statements

31.	The agendas of board meetings should clearly indicate on which points Directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the Chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of Directors present.

Complies

32.	Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

Complies

33.	The Chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the Board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the Board and, where appropriate, the company’s chief executive officer; exercise leadership of the Board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each Director, when circumstances so advise.

Complies

34.	When a lead independent Director has been appointed, the Bylaws or Board of Directors regulations should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the Chairman and Vice-Chairman give voice to the concerns of Non-executive Directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the Chairman’s succession plan.

Complies

35.	The Board Secretary should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

Complies

36.	The Board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a)	The quality and efficiency of the Board’s operation.

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Financial Statements

b)	The performance and membership of its Committees.

c)	The diversity of board membership and competences.

d)	The performance of the Chairman of the Board of Directors and the company’s chief executive.

e)	The performance and contribution of individual Directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send the Board of Directors, while that of the Board itself should start from the report of the nomination committee.

Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the nomination committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the Annual Corporate Governance Report.

The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report.

Complies

37.	When an Executive Committee exists, its membership mix by Director class should resemble that of the Board. The Secretary of the Board should also act as secretary to the Executive Committee.

Complies

38.	The Board of Directors should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies

39.	All members of the Audit Committee, particularly its Chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of Committee places should be held by independent Directors.

Complies

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Financial Statements

40.	Listed companies should have a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the Board’s Non-executive Chairman or the Chairman of the Audit Committee.

Complies

41.	The head of the unit handling internal audit function should present an annual work programme to the Audit Committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies

42.	The Audit Committee should have the following functions over and above those legally assigned:

1º With respect to internal control and reporting systems:

a)	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Ensure the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c)	Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2º With regard to the external auditor:

a)	Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)	Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the Board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

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Financial Statements

e)	Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies

43.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

44.	The Audit Committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the Board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies

45.	Risk control and management policy should identify at least:

a)	The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks.

b)	The determination of the risk level the company sees as acceptable.

c)	The measures in place to mitigate the impact of identified risk events should they occur.

d)	The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

Complies

46.	Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the Audit Committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

Telefónica, S.A.    219

Financial Statements

b)	Participate actively in the preparation of risk strategies and in key decisions about their management.

c)	Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the Board of Directors.

Complies

47.	Appointees to the Nomination and Remuneration Committee – or of the Nomination Committee and Remuneration Committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent Directors.

Complies

48.	Large cap companies should operate separately constituted Nomination and Remuneration Committees.

Explain

Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee) because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Service Quality and Customer Care Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.

In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the recent reorganization, generating unnecessary inefficiencies and needs for additional allocations.

Furthermore, the Board of Directors, on its meeting held on April 27, 2016, after a favourable report of the Nominating, Compensation and Corporate Governance Committee and a formal deliberation, approved a new setting of the Advisory or Control Committees of the Company in with regards to its organization, structure and composition in order to increase the efficiency and to optimize the management of the corporate governance structure of Telefónica, S.A.

Telefónica, S.A.    220

Financial Statements

49.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors.

When there are vacancies on the Board, any Director may approach the Nomination Committee to propose candidates that it might consider suitable.

Complies

50.	The Remuneration Committee should operate independently and have the following functions in addition to those assigned by law:

a)	Propose to the Board the standard conditions for senior officer contracts.

b)	Monitor compliance with the remuneration policy set by the company.

c)	Periodically review the remuneration policy for Directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other Directors and senior officers in the company.

d)	Ensure that conflicts of interest do not undermine the independence of any external advice the Committee engages.

e)	Verify the information on Director and senior officers’ pay contained in corporate documents, including the annual Directors’ remuneration statement.

Complies

51.	The Remuneration Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors and senior officers.

Complies

52.	The terms of reference of supervision and control committees should be set out in the Board of Directors regulations and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a)	Committees should be formed exclusively by Non-executive Directors, with a majority of independents.

b)	They should be chaired by independent Directors.

c)	The Board should appoint the members of such committees with regard to the knowledge, skills and experience of its Directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

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Financial Statements

d)	They may engage external advice, when they feel it necessary for the discharge of their functions.

e)	Meeting proceedings should be minuted and a copy made available to all board members.

Explain

1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice the five members of this committee are all independent.

2. The Board of Directors has other Consultative Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Service Quality and Customer Service Committee, Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects.

These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details as those which are legally mandatory.

In particular, it has been decided that Committees with powers in matters linked to the Company’s businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but that it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.	The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the Audit Committee, the Nomination Committee, the Corporate social responsibility Committee, where one exists, or a dedicated committee established ad hoc by the Board under its powers of self-organisation, with at the least the following functions:

a)	Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b)	Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c)	Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d)	Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e)	Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

f)	Monitor and evaluate the company’s interaction with its stakeholder groups.

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Financial Statements

g)	Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h)	Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

Complies

54.	The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a)	The goals of its corporate social responsibility policy and the support instruments to be deployed.

b)	The corporate strategy with regard to sustainability, the environment and social issues.

c)	Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d)	The methods or systems for monitoring the results of the practices referred to above, and identifying and managing related risks.

e)	The mechanisms for supervising non-financial risk, ethics and business conduct.

f)	Channels for stakeholder communication, participation and dialogue.

g)	Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Complies

55.	The company should report on corporate social responsibility developments in its Directors’ report or in a separate document, using an internationally accepted methodology.

Complies

56.	Director’s remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of Non-executive Directors.

Complies

Telefónica, S.A.    223

Financial Statements

57.	Variable remuneration linked to the company and the Director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to Executive Directors.

The company may consider the share-based remuneration of Non-executive Directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the Director must dispose of to defray costs related to their acquisition.

Complies

58.	In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a)	Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b)	Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c)	Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

Complies

59.	A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Complies

60.	Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Not applicable

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Financial Statements

61.	A major part of Executive Directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Complies

62.	Following the award of shares, share options or other rights on shares derived from the remuneration system, Directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the Director must dispose of to defray costs related to their acquisition.

Explain

On December 31, 2016, the only Executive Director of the company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A., which amounted to 1,230,745 voting rights, which were valuated with a price of 8.82 euros per share, represented 564% of his fixed remuneration. In this regard, it is noted that since his appointment as Executive Chairman, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired a total of 677,491 shares.

This shareholding owned demonstrate his commitment to Telefónica, and show that his own interests are aligned with the other shareholders’ interests.

63.	Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the Director’s actual performance or based on data subsequently found to be misstated.

Partially complies

The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

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Financial Statements

64.	Termination payments should not exceed a fixed amount equivalent to two years of the Director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Explain

With regards to the conditions applicable to termination of contracts, the Executive Chairman Mr. José María Álvarez-Pallete López mantains the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years’ of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

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Financial Statements

H	Other information of interest

1.	If you consider that there is any material aspect or principle relating to the corporate governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

2.	You may include in this Section any other information, clarification or observation related to the above sections of this report, provided that they are relevant and non-reiterative.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3.	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable, identify the name of the code and the date of subscription.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2016, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.2.]

In accordance with the submitted communication by Blackrock, Inc. to the CNMV on September 16 and 23, 2016, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:

1.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited.

2.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock Asia-Pac Holdco, LLC, BlackRock HK Holdco Limited, BlackRock Cayco Limited, BlackRock Trident Holding Company Limited, BlackRock Japan Holdings GK, BlackRock Japan Co, Ltd.

3.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc, BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association.

4.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock, Inc Australia Holdco Pty. Ltd., BlackRock, Inc Investment Management (Australia) Limited.

5.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Advisors (UK) Limited.

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6.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock International Limited.

7.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.

8.- BlackRock, Inc, Trident Merger, LLC, BlackRock Investment Management, LLC.

9.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.

10.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock Asia-Pac Holdco, LLC, BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.

11.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.

12.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock (Netherlands) B.V.

13.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc.

14.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.

15.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Capital Holdings, Inc, BlackRock Advisors, LLC.

Likewise, on January 30, 2017, Blackrock, Inc. informed to the Securities Exchange Commission that its shareholding on the share capital of Telefónica, S.A. was 6.7%.

- Note 2 to Section A.3.]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorisation by the Regulatory Compliance Committee.

- Note 3 to Section A.3.]

The General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

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In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct votes” and “Equivalent number of shares” (i.e. Mr. José María Álvarez-Pallete López, 384,000-600,000 and Mr. César Alierta Izuel, 648,000-1,012,500 ) relate to the theoretical number of shares assigned and the maximum possible number of shares in the first and second phase of the Plan approved by the General Shareholders Meeting of 30 May 2014, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

Regarding the third phase of this Plan (2016-2019), the Board of Directors of the Company, after a favourable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement, it due to it was not aligned enough with the strategic plan of Group Telefónica, considering the circumstances and the macroeconomic environment.

- Note 4 to Section A.5.]

Until December 23, 2016, Telefónica Digital España, S.L.U. held a shareholding, together with CaixaBank Payments, Establecimiento Financiero de Crédito E.P., S.A.U., and Banco Santander, S.A., at Yaap Digital Services, S.L. On December 23, 2016, the liquidation deed for Yaap Digital Services, S.L. was granted.

- Note 5 to Section A.6.]

Shareholder Pact between Telefónica, S.A. – Vivendi, S.A.

In September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi, S.A. 46.0 million of its treasury shares representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) to refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

At the date of this Report, the shareholding of Vivendi on the share capital of Telefónica, S.A. is 0.978%.

Shareholder Pact between Telefónica, S.A. – China Unicom (Hong Kong) Limited

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Spanish Corporations Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 530 of the Spanish Corporations Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

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At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their Strategic Partnership.

Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at exchange rates on that date.

Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.

Likewise, on July 13, 2016, Telefónica through its 100% subsidiary, Telefónica Internacional, S.A.U. proceeded with the sale of 361,794,559 shares of China Unicom, representing 1.51% of the share capital of the company, by a block trade process, at a price of HK $ 7.80 per share, for a total amount of HK $ 2,822 million, approximately € 322 million,

Telefónica committed not to transfer to the market the shares of China Unicom, which it may own directly or indirectly, over a period of 90 days from the sales date.

Telefónica maintains its commitment to the Strategic Partnership with China Unicom, recently strengthened through cooperation in digital areas such as the big data joint venture between both companies.

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- Note 6 to Section A.9.bis]

As stated in Section A.6 of this report, in September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi 46.0 million of its treasury shares, representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

At the date of this Report, the shareholding of Vivendi on the share capital of Telefónica, S.A. is 0.978%.

However, the aforementioned percentage of 0.978% of share capital has not been included in the percentage of “estimated free-float capital” set out in section A.9.bis of this Report.

- Note 7 to Section A.10.]

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.

The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Spanish Corporations Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

- Note 8 to Section C.1.12.]

Mr. Isidro Fainé Casas was Chairman of Caizabank, S.A. until June 2016.

Mr. Peter Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft and Chairman of Sulzer AG and member of the Supervisory Board of Deutsche Bank AG.

Mr. Antonio Massanell Lavilla is member of the Supervisory Board of Erste Group Bank AG.

Mr. Ignacio Moreno Martínez of Secuoya, Grupo de Comunicación, S.A., is the individual representing the Board member Cardomana Servicios y Gestiones, S.L.

- Note 9 to Section C.1.16.]

For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their Executive Commissions or CEOs. For the purposes of annual remuneration, the head of Internal Audit is also included.

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Financial Statements

With effect from January 1, 2017, Mr. Mariano de Beer assumed the position of Chief Commercial Digital Officer (CCDO) of the Company, replacing Mr. Eduardo Navarro de Carvalho.

Mr. Juan Francisco Gallego Arrechea was appointed Director Internal Audit on May 2016, therefore, it is reflected the compensation received from that date. Until May 2016, the Director of Internal Audit was Mr. Ignacio Cuesta Marín-Gil, therefore, it is reflected the compensation received until that date.

It is included the compensation received by Mr. Santiago Fernández Valbuena as member of the Senior Executives, since his resignation as Director of the Company on April 8, 2016. It is noted that Mr. Santiago Fernández Valbuena received an amount of 10,560,000 euros in compensation as a result of his cessation as an Officer of Telefónica, S.A. in May 2016.

- Note 10 to Section C.1.17.]

Mr. Juan Ignacio Cirac Sasturain is member of the Scientific Advisory Committee of the Fundación Banco Bilbao Vizcaya Argentaria, and member of the Advisory Board of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ‘‘la Caixa ’’, to whom he advises as a Physic expert on their investigation activities, without receiving any compensation for such positions (except 1,000 euros as Attendance fees of each one of the meetings—three meetings per year—of the Advisory Board of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ‘‘la Caixa ’’).

Ms. Sabina Fluxà Thienemann is member of the Regional Advisory Board of the East (joining Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya Argentaria, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.

- Note 11 to Section C.1.19.]

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy,and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

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The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognised calibre, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November 25, 2015, the Board of Directors approved a Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, preventing any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.

Re-election

Directors can be re-elected once or several times for the same periods as the initial period.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

Appraisal

In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organise and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.

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In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal and dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.

Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

- Note 12 to Section C.1.29]

The Board of Directors at its meeting held on April 27, 2016, on a favourable report from the Nominating, Compensation and Corporate Governance Committee, adopted a new setting for the Advisory or Control Committees of the Company in with regards to its organization, structure and composition in order to increase its efficiency and to optimize the administration of the corporate governance structure of Telefónica, S.A.

Within this context, the Board of Directors unanimously adopted the following resolutions: i) to reorganize the then-existing Regulation and Institutional Affairs Committees, which became a single Committee called the Regulation and Institutional Affairs Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees; and ii) to reorganize the then-existing Strategy and Innovation Committees, which became a single Committee called the Strategy and Innovation Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees.

Until April 27, 2016, Regulation Committee has met once, Institutional Affairs Committee has met 4 times, Strategy Committee has met 4 times and Innovation Committee has met 3 times.

- Note 13 to Section C.1.31.]

In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

- Note 14 to Section C.1.36.]

The Board of Directors of Telefónica, S.A. at its meeting held April 8, 2016, on a proposal from its Audit and Control Committee and as a result of a transparent competitive process, has resolved to propose to the next Ordinary General Shareholders Meeting the appointment of PricewaterhouseCoopers Auditores S.L. as statutory auditor for the Annual Accounts of Telefónica, S.A. and its Consolidated Group of Companies for the years 2017, 2018 and 2019. Such appointment was approved by the General Shareholders Meeting held on May 12, 2016.

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- Note 15 to Section C.1.39.]

Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as “censores de cuentas”). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.

- Note 16 to Section C.2.1]

The Board of Directors at its meeting held on April 27, 2016, on a favourable report from the Nominating, Compensation and Corporate Governance Committee, adopted a new setting for the Advisory or Control Committees of the Company in with regards to its organization, structure and composition in order to increase its efficiency and to optimize the administration of the corporate governance structure of Telefónica, S.A.

Within this context, the Board of Directors unanimously adopted the following resolutions: i) to reorganize the then-existing Regulation and Institutional Affairs Committees, which became a single Committee called the Regulation and Institutional Affairs Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees; and ii) to reorganize the then-existing Strategy and Innovation Committees, which became a single Committee called the Strategy and Innovation Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees.

- Note 17 to Section C.2.1]

Pursuant to the provisions of Article 39 of the Corporate Bylaws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors of the Company regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company’s sector of activity.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.

2)	Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.

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3)	To supervise internal audit and, in particular:

a)	Ensure the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for the internal audit;

c)	Propose the budget for such service;

d)	Review the annual internal audit work plan and the annual activities report;

e)	Receive periodic information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)	Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company;

b)	the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c)	the control and information systems to be used to control and manage these risks.

6)	Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

8)	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

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9)	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

10)	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.

11)	Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.

The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

Most significant actions during the year.

The main activities and actions carried out by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during 2016 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest arising according to the nature of such powers. The Audit and Control Committee has analysed and reviewed a number of questions which include the following:

•	In financial matters: i) review of the Company’s financial reporting (2015 Annual Accounts and Management Reports, and the regular quarterly and half-yearly financial information), ii) review of prospectuses presented by the Company to different supervisory Bodies (which include the 20-F Financial Report and a number of Prospectuses for financing (shares and debt) arrangements), and iii) review of single-theme presentations on financial matters and changes in accounting standards.

•	Regarding the external auditor: i) proposed appointment and fees to be received by Ernst & Young as Statutory Audit for the year 2016, ii) review of audit tasks and limited reviews conducted by the external auditor with regard to the financial reporting referred to above; iii) selection process of the new Statutory Auditor of Telefónica, S,A. for the years 2017, 2018 and 2019, which concluded with the appointment of PricewaterCoopers (PwC) by the General Shareholders Meeting held on May 12, 2016, on a proposal from the Board of Directors, all in accordance with the Law 22/2015, of July 20, Audit of Accounts; and iv) selection process for the new Statutory Auditor for the Public Interest Entities for Group Telefónica (for the years 2017, 2018 and 2019), in respect of which the Audit and Control Committee of Telefónica, S.A. has assumed the functions of its respective Audit Committees (Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U., Seguros de Vida y Pensiones Antares, S.A., Telefónica Emisiones, S.A.U., Telefónica Participaciones, S.A.U., and Telefónica Europe, B.V.).

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•	Regarding internal control: i) of cross-cutting processes, investigations and inspections, ii) risk management system, and iii) inspection, investigation and fraud tasks in the field of regulatory compliance, including anti-corruption rules.

Furthermore, regarding to the Director member of the Audit and Control Committee who has been appointed based on his knowledges and experience in accounting, audit or both, apart from Mr. José Javier Echenique Landiríbar, the Directors Mr. Antonio Massanell Lavilla and Mr. Ignacio Moreno Martínez have been appointed.

- Note 18 to Section C.2.1.]

Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.

2)	Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.

3)	Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

4)	Submit proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.

5)	Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.

6)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

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7)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

8)	To organise and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.

9)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

10)	To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

11)	To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

12)	To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

13)	To prepare and propose to the Board of Directors an annual report regarding the Directors’ compensation policy.

14)	To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors’ remuneration.

15)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

16)	To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.

c) Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.

Most significant actions during the year.

The main activities and actions carried out by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during 2016 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest of the matter arising in each case in accordance with such powers. The Nominating, Compensation and Corporate Governance Committee has analysed and informed a number of questions which include the following:

•	The policy and remuneration system for Directors and Executives of the Telefónica Group (fixed and variable remuneration, and action plans).

•	Proposed appointments relating to the Board of Directors of Telefónica, S.A. and it Committees, and to the Boards of its Subsidiaries.

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In this respect, in the year 2016, the Nominating, Compensation and Corporate Governance Committee proposed and informed about the appointment of the Directors of Telefónica, S.A., based on solvency, competence, experience, professional merits and willingness of the appointees to devote the time and effort needed for the effective performance of their functions, and only when considering their personal and professional features.

Consequently, on its meeting held on April 7, 2016, the Committee proposed to the Company’s Board of Directors, the appointment by co-optation of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher and Mr. Juan Ignacio Cirac Sasturain as independent Directors, replacing Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. José Fernando de Almansa Moreno-Barreda and Mr. Santiago Fernández Valbuena.

Likewise, the Committee informed and/or proposed the re-election and ratification of the directors of Telefónica, S.A. by the General Ordinary Shareholders Meeting of the Company, considering and analysing the functions performed and the commitment of the Directors, basing all the proposals on a prior analysis of the Board of Director’s needs, and promoting the knowledge, experience and gender diversity.

Thus, the General Ordinary Shareholders Meeting held on May 12, 2016, approved the re-election of Mr. Isidro Fainé Casas, Mr. Julio Linares López, Mr. Peter Erskine, and Mr. Antonio Massanell Lavilla, as well as the ratification of the appointment by co-optation of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, Mr. Juan Ignacio Cirac Sasturain, and Mr. Wang Xiaochu.

Furthermore, on its meeting held on April 7, 2016, the Committee informed and presented to the Board of Directors its proposal to appoint Mr. José María Álvarez-Pallete López as Executive Chairman, replacing Mr. César Alierta Izuel, who was the Executive Chairman.

Likewise, the Committee on such meeting of April 7, 2016, proposed to appointment Mr. Francisco Javier de Paz Mancho as Lead Director, replacing Mr. Alfonso Ferrari Herrero.

Besides, the Committee analysed the proposal regarding the new setting of the Advisory and Control Committees which support the Board of Directors of the Company, with regard to its organization, structure and composition in order to reach the greater efficiency possible and to optimize the administration of the corporate governance structure of Telefónica, S.A.

Additionally, the Committee informed during the meetings held about several appointment proposals of Directors in the main Subsidiary Companies of Group Telefónica.

•	Proposed modifications in the organisational structure of the Telefónica Group.

•	2015 Corporate Governance Report and Remuneration Report.

- Note 19 to Section C. 2.2.]

The presence of women in the extinct Regulatory, Institutional Affairs, Strategy and Innovation Committees, while were operational, were the following:

•	Regulation Committee:

2016 Year: 1(16.67%), 2015 Year: 1(16.67%), 2014 Year: 1(16.674%), 2013 Year: 1(14.29%).

•	Affairs Institutionals Committee:

2016 Year: 0, 2015 Year: 0, 2014 Year: 0, 2013 Year: 0.

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•	Strategy Committee:

2016 Year: 1(16.67%), 2015 Year: 1(16.67%), 2014 Year: 1(16.67%), 2013 Year: 1(16.67%).

•	Innovation Committee:

2016 Year: 0, 2015 Year: 0, 2014 Year: 0, 2013 Year: 0.

- Note 20 to Section D. 2.]

It is important to note that:

Transactions included in this section under ´Other´, amounting to 14,923 with BBVA, S.A. refer to Dividends received.

Transactions included in this section under ´Other´, for the sum of 544,596 with BBVA, S.A. refer to Other Revenues (10,664), to Outstanding factoring operations (533,037), to Other Transactions (7), to Other Expenses (881) and to Gains from derecognition or disposal of assets (7).

Transactions included in this section under ´Other´, for the sum of 250,031 with “la Caixa” Group, refer to Other Expenses (31) and Outstanding factoring operations (250,000)

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2016 amounted to 18,047 and 392 million euros, respectively. As explained in Derivatives policy in Note 16 of the 2016 Consolidated Annual Accounts, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 988 and -35 million euros, respectively, in 2016. Additionally, at December 31, 2016 there were collateral guarantees on derivatives with BBVA amounting to 240 million euros.

- Note 21 to Section D.5.]

On December 18, 2015, a joint venture was set up between China Unicom for the development of Big Data services in China, using Smart Steps technology developed by Telefónica. Telefónica has a stake of 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55%. In 2016, Telefónica disbursed 7 million euros corresponding to its shareholding in the capital of the company. The company is already commercially operational and obtained a turnover of 4 million euros.

It is also stated that certain Telefónica Group subsidiaries carried out in the 2016 financial year, with the Inditex Group, operations derived from the Group’s ordinary traffic or business related to telecommunications and related services, amounting to 36 million euros.

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies’ Forum – a body in which major Spanish companies and the Spanish tax authorities participate–, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

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This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 22, 2017.

List whether any directors voted against or abstained from voting on the approval of this report.

No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

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APPENDIX TO THE TELEFÓNICA, S.A. 2016 ANNUAL CORPORATE GOVERNANCE REPORT

E.3 Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company’s business, financial position, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.

Growth in Europe and financial stability may be affected by political uncertainty in some European countries due to upcoming general elections, a possible revival of the crisis in Greece, restructuring of the banking sector and due to the impact of steps taken towards an EU banking union and a capital markets union. In particular, the British exit process from the European Union following the vote to leave in the recent referendum, will require an adjustment of the economy to whatever new trade and investment relationships are put in place in the future, with the consequences in the meantime being uncertainty regarding investment, activity and financial market volatility. In 2016, the Telefónica Group obtained 24.5% of its revenues in Spain (22.6% in 2015), 14.4% in Germany (the same percentage as in 2015) and 13.2% in United Kingdom (14.3% in 2015).

In Latin America, there is an increasing exchange rate risk brought on by external factors such as increasing interest rates in the United States amid still low commodity prices and doubts about growth and imbalances in China; as well as internal factors as a consequence of the still high fiscal and external deficits in the most important Latin American countries or the low liquidity in exchange markets as it is the case in Argentina.

Some of the most significant macroeconomic risk factors in the region affect Mexico, as it is the country with the highest commercial and financial exposure to the United States. In this sense, increasing interest rates and the possible overhaul of trade agreements between both countries could imply higher restrictions on imports into the United States that would affect negatively the economic activity in Mexico.

Brazil is undertaking several measures principally focused on adjusting its public finances. A constitutional amendment limiting public spending has been approved and the government has submitted a new social security reform bill to Congress. However, the possibility of a new bout of political turmoil, which could weaken the support of the reforms, is not negligible. While signs of stabilization have emerged, economic growth continues to be negative and the unemployment rate has hit double digits, having a sizable effect on consumption spending. Moreover, despite financing external needs have decreased, internal needs are still high. All these elements have led to new downgrades to the country’s credit rating during 2016, which now is below investment grade.

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In countries such as Chile, Colombia and Peru, the recent uptick in commodity prices is having a positive impact on its fiscal and external accounts, but growth continues to be below its potential level due to the lower external inflows, which have affected investment and, to a lower extent, consumption.

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate amid an economic contraction.

During 2016, Telefónica Hispanoamérica represented 24.2% of the Telefónica Group’s revenues (26.2% in 2015), of which 23.8% proceeded from revenues in Argentina, 19.9% in Peru and 17.2% in Chile. During 2016, Telefónica Brazil represented 21.3% of the Telefónica’s Group revenues (20.1% in 2015). In this respect, approximately 30.4% of the Group’s revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Nicaragua, Venezuela, Guatemala, Costa Rica and El Salvador), and other countries are only one notch away from losing this threshold.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.

At December 31, 2016, 50.8% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for over a year, while 20% was denominated in a currency other than the euro. At December 31, 2016, the net financial debt ratio in Latin American currencies was 13%.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2016: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 232 million euros for the year ended December 31, 2016, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative interest rates are reached), would lead to a reduction in financial expenses of 201 million euros for the year ended December 31, 2016. These calculations were made assuming a constant currency and balance position equivalent to the position at year end taking into account the derivative financial instruments arranged.

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According to the Group’s calculations, the impact on results arising from a 10% depreciation of Latin American currencies against the US dollar and a 10% depreciation of other global currencies against the euro, excluding the pound sterling, would result in exchange losses of 43 million euros for the year ended December 31, 2016, primarily due to the depreciation of the Venezuelan bolívar and, to a lesser extent, the Argentinean peso. These calculations were made assuming a constant currency financial position with an impact on profit or loss for the year ended December 31, 2016, including derivative instruments in place.

During 2016, Telefónica Brazil represented 24.6% (27.0% in 2015), Telefónica Hispanoamérica represented 23.0% (32.9% in 2015) and Telefónica United Kingdom represented 11.3% (14.6% in 2015) of the operating income before depreciation and amortization (OIBDA) of the Telefónica Group.

The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of Telefónica, a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to the uncertainties regarding the hikes in interest rates on the part of the US Federal Reserve and the oil prices instabilities, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

At December 31, 2016, gross financial debt scheduled to mature in 2017 amounted to 13,326 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2018 amounted to 7,195 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities over the next twelve months with cash and credit lines available at December 31, 2016. Telefónica’s liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines, 8% of which, at December 31, 2016, were scheduled to mature prior to December 31, 2017.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Adoption of new accounting standards could affect reported results and financial position.

Accounting Standardization Bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group’s consolidated financial statements. Those changes could have a significant impact on the way the Group accounts and presents its financial position and its operating income. In some instances, a modified standard or a new requirement with retroactive nature must be implemented, which requires the Group to restate previous financial statements.

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See details of the implementation of new standards and interpretations issued in Note 3 of the Consolidated Financial Statements. In particular, Telefónica is required to adopt the new accounting standards IFRS15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. These standards present significant changes that could affect both the amount and moment of recognition of revenues and expenses related with certain sales transactions, as well as the accounting treatment for all lease contracts (other than short-term leases and leases of low-value assets). These changes could have a material impact on the Group’s financial statements. Such impact is under analysis as of the date of this document.

Risks relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group provides its services. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals on the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses. Regarding the merger of Telefónica Deutschland Holding AG and E-Plus, other providers such as United Internet and the regional cable operator Airdata lodged an appeal before the General Court against the decision of the EU which authorized such merger. Telefónica Deutschland has been accepted as an interested party of the process and it has presented its statements in both cases. United Internet has lodged a second appeal against the EC in relation to the content of the letter of commitment assumed by Telefónica Deutschland regarding the implementation of remedies for non-network operators. In December 2016, each of Mass Response Service GmbH and Multiconnect GmbH filed an appeal before the General Court against the decision of the EU that Telefónica Deutschland is not obliged to grant access to Full-Mobile Virtual Network Operators (“MVNO”) under the non-MNO remedy of the commitments. Telefónica Deutschland will apply for leave to intervene as an interested party.

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Regulation of spectrum and access to new government licenses/concessions of spectrum

On September 14, 2016, the EC adopted, among other texts, a proposed Directive for the establishment of a European Electronic Communication Code, which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service, consumer protection, audiovisual services and platforms. It is estimated that the approval of such regulatory framework will take place in a year and a half.

On December 14, 2016, the European Parliament and Council agreed on a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2017 and 2022 in both the United Kingdom and Spain, where it is expected that the 700 MHz band will be available between 2020-2022. In connection with spectrum auctions for 2.3 and 3.4 GHz band, in the United Kingdom, Ofcom issued a consultation document on November 21, 2016. Responses were due by January 30, 2017, and a decision is expected in the second quarter of 2017. In Germany, the regulatory agency for electricity, gas, telecommunications, post and railway (“BNetzA”) initiated a proceeding for the demand-oriented allocation of new frequencies for the further rollout of digital 5G infrastructures, which include the timely allocation of the 2 GHz spectrum expiring at the end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz). A decision about the allocation procedure is expected towards the end of 2017 and an auction may take place in 2018 or 2019.

In Latin America, spectrum auctions are expected to take place requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2017-2018, in the relevant jurisdiction for the Group, are:

•	Mexico: An auction spectrum in the 2500 MHz band is expected to take place between the third quarter of 2017 and the second quarter of 2018. A wholesale network tender, which will offer services in the 700 MHz band was concluded on November 17, 2016. Altán was the tender winner and the commercial operations must begin no later than March 31, 2018.

•	Colombia: The Ministry of Information Technologies and Communications during 2017 published for commentaries until March 7, the project of resolution with the conditions for an auction of 70 MHz of spectrum band in 700 MHz and 5 MHz in 1900 MHz. In addition, the Ministry published a project of decree increasing the spectrum cap for lower bands to 45 MHz and 90 MHz for upper bands. The schedule for the auction has not been set yet.

•	Argentina: The Government instructed the regulatory authority to issue new regulations during 2017 to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services and enables the reassignment of frequencies previously granted to other provider.

However, it is likely that some of these spectrum tender procedures will not be completed, or even initiated in the mentioned dates. In addition to the above, it may be the case that certain administrations may not yet have announced their intention to release new spectrum but may do so during 2017. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licenses previously granted

The terms of concessions and licenses granted to the Group and necessary for the provision of its services may be challenged or amended by the regulators at any time, which may materially adversely affect its business, financial condition, results of operations and cash flows.

The German regulator initiated consultations in March and July 2016 on the frequency distribution after the merger between Telefónica Deutschland and E-Plus, particularly in the 2 GHz band and on the future spectrum allocation for 5G band. The result of such consultations could lead, among others, to proposals by the regulator reorganizing the spectrum that Telefónica Deutschland holds on the 2 GHz band.

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In the United Kingdom, Telefónica has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass, both by the end of 2017, to be maintained, thereafter. Inherent with these obligations is a risk of Telefónica United Kingdom not meeting the required targets. Telefónica United Kingdom is actively working towards mitigating the risk through the continuous investment in an infrastructure improvement programme, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service (“STFC”) under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brasil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or “ANATEL”) that the net value, as of December 31, 2015, of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7.8 billion Brazilian reais, At December 31, 2016, this value is estimated to total 8,813,916 Brazilian reais (this value will be updated in the second half of 2017). In principle, the assets assigned to the provision of STFC were considered reversible assets. During the last months, a Bill amending the regulatory framework in Brazil has been processed, establishing, among others, that such assets will no longer be reversible under the new licenses regime in exchange for significant broadband investment commitments. Recently, the processing at the Senate of such bill has been challenged before the Federal Supreme Court. Such Court and, consequently, the Senate’s governing board has decided to send the Telecom bill for voting in Plenary. With the Bill being sent to the plenary, it could be understood that there is no more dispute for the Supreme Court to decide upon. In case that the bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licenses with the consequent modification of the future binding obligations to STFC providers.

In Colombia, the Ministry of Information Technologies and Communications (“ITC”) issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. However, the reversion of assets (other than radio frequencies, which it is clear that must be returned) and its scope was widely discussed between the relevant mobile operators (including Telefónica Colombia) and the ITC in the context of the liquidation of the previous concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s interpretation of Law 422 of 1998 and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016, when the ITC convened an arbitration proceeding, in accordance with in the terms of the relevant concession contract. The relevant concession holders (including Telefónica Colombia) filed a response to the claim prompted by the ITC. The arbitration process is still ongoing.

In Peru, Telefónica has concessions for the provision of the fixed-line service until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica also filed a renewal request for twenty more years in relation to a concession for the provision of local carrier service and one of the concessions to provide mobile-line services in provinces, respectively. As of the date of this document, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in all such proceedings is still pending and according to the legislation, the concessions subject of these procedures remain in force as long as the procedures are in progress.

Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. A claim was brought by a consumer organization against the 700 MHz assignments. The decision by the Supreme Court on the appeal presented by such consumer organization is still pending.

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During the year ended December 31, 2016, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 345 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. From June 15, 2017, operators may not charge roaming users within the EU an additional fee on their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may apply consumption limits and additional surcharge under a “fair use policy”. In January 2017, wholesale roaming caps have been agreed between the Council and the Parliament and the maximum wholesale caps have been set at the following limits: 0.01€/sms; 0.032€/minute; data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

On September 14, 2016, the EC presented its proposal of the regulatory framework which, among other measures, intends to incorporate a European methodology and a European upper limit for the call-termination prices for landline phone/ mobile phone applicable in EU.

The decreases in wholesale mobile termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, the current rate is 0.503 ppm. A further cut to 0.495 ppm will come into effect from April 1, 2017.

In Germany, on August 30, 2016, BNetzA adopted a regulatory decision, which considers with pure long run incremental cost (“LRIC”) a new cost model for the calculation of MTR. Telefónica Deutschland has appealed the decision in court, but the appeal has not yet been decided. BNetzA approved new MTR on November 30, 2016, in a provisional decision, which sets the rates to 0.011 euro/minute as of December 1, 2016, to 0.0107 euro/minute as of December 1, 2017, and to 0.0095 euro/minute as of December 1, 2018, until the end of November 2019. Before taking a final decision, the new MTR are nationally consulted and notified to the EC. There is consequently a risk that when the new MTR are approved (which will be retroactively enforceable from December 1, 2016), and the new termination rates applicable from January 1, 2017, the rates will significantly decrease. Regarding fixed networks termination rates, BNetzA adopted end of January 2017 a provisional decision which establish a tariff of 0.0010 €/minute.

In Spain, on July 1, 2016, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or “CNMC”) initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted during 2017.

Additionally, on January 17, 2017, the CNMC issued the analysis of the market for access and call origination on fixed networks. The CNMC maintains the obligation of Telefónica, as an operator with significant market power, to provide a wholesale interconnection offer and a wholesale line rental (“WLR”), both with cost-oriented prices regarding manufacturing costs and the adoption of a management accounting system. Telefónica is equally obliged to non-discrimination, transparency and separation of accounts. In Latin America, it is likely that MTRs will also be reduced in the short to medium term.

In Brazil, ANATEL has issued ex-ante regulations to ensure competition in the wholesale market, which includes reductions of the MTR. In this regard, the Plano Geral de Metas de Competição (“PGMC”), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts without a definitive outcome). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. The mentioned public consultation is available for comments until March 22, 2017.

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In Mexico, on September 23, 2016, the Instituto Federal de Telecomunicaciones (“IFT”) announced that the MTRs applicable to operators different from the so-called Prevailing Economic Agent for 2017 will be 0.1906 pesos per minute, as long as the regulatory asymmetry of the Prevailing Economic Agent introduced by Mexico with the constitutional reform on 2014 and the new Federal Telecommunication Law on 2014 remains in effect.

In Colombia, the Comisión de Regulación de Comunicaciones (“CRC”) published a regulatory project for public comments in November 2016. In the project the CRC proposes a symmetric termination rate of 11.17 COP per minute and 4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of 19.01 COP per minute and 7.6 million COP per monthly capacity for challenger operators in a five-year period. The CRC also proposes regulatory measures to promote the entry of mobile virtual network operators (“MVNOs”), including the regulation of prices for the access to the mobile networks. The project is still in debate.

In Peru, the Organismo Supervisor de las Telecomunicaciones (“OSIPTEL”) started the process for the revision of the values on charges of interconnection for mobile termination of calls in telecommunication services networks in November 2016 .The new values established by OSIPTEL will apply as of the fourth quarter of 2017.

As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and cash flows.

Regulation of Universal Services

The Universal Service (“US”) is an economic and legal term, which refers to the obligation imposed to telecommunication operators to provide a basic service to all inhabitants of a country. In general, the goal is to promote quality services availability at affordable, reasonable and fair prices, to increase the access to advances telecommunication services (such as broadband) and to move forward with the availability of such services to all customers. On its reform proposal for the regulatory framework issued on September 14, 2016, the EC seeks to modernize the Universal Services area in Europe, removing the mandatory inclusion of the traditional services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that the US must be funded from general budgets and not from sectorial budgets. However, if this funding method does not thrive, the affordable broadband inclusion could result more expensive for the sector. In any case, it is estimated that the new regulation will not be applicable before 2020.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas for the provision of USs expired on December 31, 2016. Both companies have been designated for the provision of these services from January 1, 2017.

In Brazil, on December 15, 2016, a proposal of the General Plan for Universalisation of Fixed Switched Telephony Services (“PGMU”) was approved by ANATEL.

The imposition on the Telefónica Group of additional or more onerous obligations to provide US services in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Regulation of fiber networks

On February 24, 2016, the Spanish CNMC adopted a final resolution on the wholesale broadband market regulation, which raises a geographical segmentation in competitive (66 cities, 34% of total population) and non-competitive areas. It is anticipated that this resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber

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network and with respect to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica España. Additionally, on January 18, 2016, the CNMC adopted a resolution which approves the reference offer of the new wholesale unbundled virtual access service to Telefónica’s new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution’s adoption.

Any of such obligations and restrictions could raise costs and limit Telefónica’s freedom to provide the mentioned services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulations on privacy

An intense data protection and privacy regulation may result in limitations to offer innovative digital services such as Big Data services. In Europe the new General Data Protection Regulation (“GDPR”) of April 27, 2016, will be directly applicable in all member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the EC presented its proposal for a regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR. The proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching new regulations.

In October 2015, the Court of Justice of the European Union declared invalid the decision of the EC as regards the “Safe Harbor Agreement” relating to the transfer of personal data from the EU to the United States. Subsequently, the EC adopted a new decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant. The Privacy Shield has been challenged before the EU’s General Court by civil-society groups, but the admission of their appeals is still pending.

In Brazil, the adoption of a Personal Data Protection Act is still pending, this could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

Any of such obligations and restrictions could raise costs and limit Telefónica’s ability to provide certain services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulation of network neutrality

Under the principle of network neutrality applicable to Internet access services area, network operators could not establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behaviour (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

In Europe, the application of the so-called “net neutrality Regulation” (Regulation (EU) 2015/2120 of November 25, 2015) will be monitored by national regulatory authorities following guidance to be delivered by the European Regulatory Authority (“BEREC”) on August 30, 2016. This guidance could directly impact internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices or increase transparency requirements on the Internet Access Service.

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Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico and Peru, where OSIPTEL adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in 2012 and in force since January 1, 2017. In Brazil, the President approved a net neutrality decree (regulating Marco Civil) on May 11, 2016. In Mexico, the IFT scheduled a public consultation to be carried out in August 2016 in respect of the guidelines that will be issued regarding net neutrality, which was postponed to the first quarter 2017. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes are the establishment of rules more restricted to apply measures for traffic management and restrictive rules for “Zero Rating”. If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group’s reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

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The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 906 million euros in 2016, representing a decrease of 14.1% from 1,055 million euros in 2015 (1,111 million euros in 2014). These expenses represented 1.7%, 1.9% and 2.2% of the Group’s consolidated revenues in 2016, 2015 and 2014, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (“OECD”) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond to Telefónica’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by the Telefónica Group’s IT systems to adequately respond to the Group’s evolving operating requirements could have an adverse effect on the Group’s business, financial condition and results of operations.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2016, the Telefónica Group depended on three handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

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Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to Telefónica’s systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica’s data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for

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in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2016, impairment losses in goodwill were recognized amounting to 215 million euros for Telefónica operations in Venezuela (124 million euros) and Mexico (91 million euros).

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse effect on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and to the Corporate Tax. Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

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Translation of an independent assurance’s report on the Internal Control over Financial Reporting originally issued in

Spanish. In the event of a discrepancy, the Spanish-language version prevails

INDEPENDENT ASSURANCE’S REPORT ON THE

INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Board of Directors of

Telefónica, S.A., engaged by the management

Scope of the Work

We have examined the description of the Internal Control over Financial Reporting (ICFR or “System”) of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) contained in Section F of the Annual Corporate Governance Report for the year ended December 31, 2016.

The objective of this System is to contribute to the transactions performed being presented fairly under the aforementioned accounting framework and to provide reasonable assurance in relation to the prevention or detection of any errors that might have a material effect on the consolidated financial statements.

The aforementioned System is based on the rules an policies defined by Group management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013).

A system of internal control over financial reporting is a process designed to provide reasonable assurance on the reliability of financial information in accordance with the accounting principles and standards applicable to it. A system of internal control over financial reporting includes policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) guarantee that these transactions are performed only in accordance with the authorizations established; (iii) provide reasonable assurance as the proper recognition of transaction to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it; and (iv) provide reasonable assurance in relation to the prevention or timely detection of unauthorized acquisitions, uses or sales of Group assets which could have a material effect on the financial information. In view of the limitation inherent to any system of internal control over financial reporting, certain errors, irregularities of fraud may not be detected. Also, the projection to future periods of an evaluation of internal control is subject to risks, including the risk that internal control may be rendered inadequate as a result of future changes in the applicable conditions or that there may be a reduction in the future of the degree of compliance with the policies or procedures established.

Directors’ Responsibility

The Board of Directors of Telefónica, S.A. is responsible for maintaining internal control over the financial reporting included in the consolidated financial statements and for assessing its effectiveness.

Our Responsibility

Our responsibility is to express an opinion on the effectiveness of the Internal Control over the Financial Reporting (ICFR), based on the work performed by us and the obtainment of sufficient evidences.

Our work includes an assessment of the effectiveness of the internal control over financial reporting in relation to the financial information contained in the Group’s consolidated financial statements as at December 31, 2016, prepared in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the regulatory financial reporting framework applicable to the Telefónica Group in Spain.

Our work was performed in accordance with the requirements established in Standard ISAE 3000 “Assurance Engagements Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reasonable assurance reports.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluation the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Independence

Our work was performed in accordance with the independence standards required by the Code of Ethics of the International Ethics Standards Board of Accountants (IESBA), which are based on the fundamental principles of integrity, objectivity, professional competence, due care, confidentiality and professional behaviour.

In accordance with International Standard on Quality Control (ISQC) 1, our Firm has in place a global system of quality control which includes documented policies and procedures in relation to compliance with ethical requirements, professional standards and applicable legislation.

Conclusion

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, an effective internal control with respect to the financial information contained in the consolidated financial statements as of December 31, 2016, based on the criteria and policies defined by the Board of Directors of Telefónica, S.A. in accordance with the guidelines established by the Committee of Organizations of the Treadway Commission (COSO) in its report “Internal Control-Integrated Framework”(2013). Furthermore, the disclosures contained in the information relating to the system of ICFR which is included in Note F of the Telefónica Group’s Annual Corporate Governance Report at December 31, 2016 are in compliance, in all material respects, with the requirements established by the Spanish Companies Law, the Order ECC/461/2013, of 20 March and Circular 7/2015, of 22 December, as amended by the Spanish Securities Market Commission Circular 5/2013, of 12 June.

2

Other matters

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, so we do not express an audit opinion in the terms provided for in the aforementioned Law. Notwithstanding, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2016, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and our report dated February 23, 2017 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Alicia Martínez Durán
Alicia Martínez Durán

February 23, 2017

3

AUDIT REPORT, CONSOLIDATED ANNUAL FINANCIAL

STATEMENTS, AND CONSOLIDATED MANAGEMENT REPORT ALL

FOR THE YEAR ENDED DECEMBER 31, 2016

Independent Audit Report

TELEFÓNICA, S.A. AND SUBSIDIARIES

Consolidated Financial Statements and

Consolidated Management Report

for the year ended

December 31, 2016

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 25)

INDEPENDENT AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2016, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto for the year then ended.

Directors’ responsibility for the consolidated financial statements

The Directors of the Parent Company are responsible for the preparation of the accompanying consolidated financial statements so that they give a true and fair view of the consolidated equity and consolidated financial position and the consolidated results of Telefónica, S.A. and subsidiaries, in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We conducted our audit in accordance with prevailing audit regulations in Spain. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of consolidated financial statements by the Directors of the Parent Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2016, and its consolidated results and consolidated cash flows for the year then ended, in accordance with IFRS, as adopted by the European Union, and other provisions in the regulatory framework for financial information applicable in Spain.

Report on other legal and regulatory requirements

The accompanying 2016 consolidated management report contains such explanations as the Directors of Telefónica, S.A. consider appropriate concerning the situation of the Group, the evolution of its business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2016 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.

/s/ Alicia Martínez Durán
Alicia Martínez Durán

February 23, 2017

2

2016

Consolidated financial statements (Consolidated annual accounts) and Consolidated management report for 2016

Telefónica, S.A. and subsidiaries composing the Telefónica Group

2016 Consolidated Financial Statements

Telefónica Group

Consolidated statements of financial position at December 31

Millions of euros	Notes	2016	2015 (*)
ASSETS
A) NON-CURRENT ASSETS		103,667	101,614
Intangible assets	(Note 6)	20,518	21,149
Goodwill	(Note 7)	28,686	27,395
Property, plant and equipment	(Note 8)	36,393	33,910
Investments accounted for by the equity method	(Note 9)	76	80
Non-current financial assets	(Note 13)	9,765	10,405
Deferred tax assets	(Note 17)	8,229	8,675
B) CURRENT ASSETS		19,974	18,715
Inventories		1,055	1,456
Trade and other receivables	(Note 11)	10,675	10,226
Tax receivables	(Note 17)	1,533	1,341
Current financial assets	(Note 13)	2,954	3,053
Cash and cash equivalents	(Note 13)	3,736	2,615
Non-current assets and disposal groups classified as held for sale		21	24

TOTAL ASSETS (A+B)		123,641	120,329

	Notes	2016	2015 (*)
EQUITY AND LIABILITIES
A) EQUITY		28,385	25,436
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	18,157	15,771
Equity attributable to non-controlling interests	(Note 12)	10,228	9,665
B) NON-CURRENT LIABILITIES		59,805	60,509
Non-current financial liabilities	(Note 13)	45,612	47,117
Non-current trade and other payables	(Note 14)	1,925	2,388
Deferred tax liabilities	(Note 17)	2,395	2,550
Non-current provisions	(Note 15)	9,873	8,454
C) CURRENT LIABILITIES		35,451	34,384
Current financial liabilities	(Note 13)	14,749	12,970
Current trade and other payables	(Note 14)	16,150	17,134
Current tax payables	(Note 17)	2,332	2,241
Current provisions	(Note 15)	2,220	2,022
Liabilities associated with non-current assets held for sale		—	17

TOTAL EQUITY AND LIABILITIES (A+B+C)		123,641	120,329

(*)	Amended data: comparative information as of December 31, 2015 was amended in order to cease to present the assets and liabilities of Telefónica United Kingdom as held for sale (see Notes 2 and 23).

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    4

2016 Consolidated Financial Statements

Telefónica Group

Consolidated income statements for the years ended December 31

Millions of euros	Notes	2016	2015 (*)	2014 (*)
INCOME STATEMENTS
Revenues	(Note 18)	52,036	54,916	50,377
Other income	(Note 18)	1,763	2,011	1,707
Supplies		(15,242)	(16,547)	(15,182)
Personnel expenses	(Note 18)	(8,098)	(10,349)	(7,098)
Other expenses	(Note 18)	(15,341)	(16,802)	(14,289)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		15,118	13,229	15,515
Depreciation and amortization	(Note 18)	(9,649)	(9,704)	(8,548)
OPERATING INCOME		5,469	3,525	6,967
Share of loss of investments accounted for by the equity method	(Note 9)	(5)	(10)	(510)
Finance income		1,770	2,076	992
Exchange gains		5,489	6,504	4,110
Finance costs		(4,476)	(4,417)	(3,511)
Exchange losses		(5,002)	(6,772)	(4,413)
Net financial expense	(Note 16)	(2,219)	(2,609)	(2,822)
PROFIT BEFORE TAX		3,245	906	3,635
Corporate income tax	(Note 17)	(846)	(155)	(383)
PROFIT FOR THE YEAR		2,399	751	3,252
Attributable to equity holders of the Parent		2,369	616	3,001
Attributable to non-controlling interests	(Note 12)	30	135	251

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.42	0.07	0.58

(*)	Amended data: comparative information was amended to cease to present the results of Telefónica United Kingdom as discontinued operations (see Notes 2 and 23).

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated income statements.

Telefónica, S.A.    5

2016 Consolidated Financial Statements

Telefónica Group

Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2016	2015 (*)	2014 (*)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Profit for the year	2,399	751	3,252

Other comprehensive income (loss)
(Losses) gains on measurement of available-for-sale investments	(77)	415	(45)
Income tax impact	22	(123)	7
Reclassification of losses (gains) included in the income statement (Note 16)	136	(539)	—
Income tax impact	(19)	139	—
	62	(108)	(38)

Gains (Losses) on hedges	498	(14)	(507)
Income tax impact	(120)	(37)	127
Reclassification of (Gains) losses included in the income statement (Note 16)	54	207	163
Income tax impact	(14)	(58)	(49)
	418	98	(266)
Share of (losses) gains recognized directly in equity of associates and others	(8)	17	(27)
Income tax impact	3	(4)	3
Reclassification of losses included in the income statement	—	—	103
Income tax impact	—	—	(24)
	(5)	13	55
Translation differences (Note 12)	3,152	(6,762)	(2,810)

Total other comprehensive income (loss) recognized in the period (Items that may be reclassified subsequently to profit or loss)	3,627	(6,759)	(3,059)

Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(378)	94	(173)
Income tax impact	90	(32)	38
	(288)	62	(135)

Total other comprehensive (loss) income recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(288)	62	(135)

Total comprehensive income (loss) recognized in the year	5,738	(5,946)	58

Attributable to:
Equity holders of the parent and other holders of equity instruments	4,630	(4,535)	(258)
Non-controlling interests	1,108	(1,411)	316
	5,738	(5,946)	58

(*)	Amended data in order to cease to present the total comprehensive income of Telefónica United Kingdom as discontinued operations (see Notes 2 and 23).

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    6

2016 Consolidated Financial Statements

Telefónica Group

Consolidated statement of changes in equity for the year ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non- controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2015 (*)	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Profit for the year	—	—	—	—	—	2,369	—	—	—	—	2,369	30	2,399
Other comprehensive income (loss) for the year	—	—	—	—	—	(267)	62	422	(5)	2,049	2,261	1,078	3,339

Total comprehensive income (loss) for the year	—	—	—	—	—	2,102	62	422	(5)	2,049	4,630	1,108	5,738

Dividends paid (Note 12)	137	—	—	—	1	(2,544)	—	—	—	—	(2,406)	(524)	(2,930)
Net movement in treasury shares	—	—	(637)	—	—	—	—	—	—	—	(637)	—	(637)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)
Capital reduction (Note 12)	(74)	—	813	—	—	(739)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities(Note 12)	—	—	—	1,000	—	(255)	—	—	—	—	745	(14)	731
Other movements	—	—	—	—	—	54	—	—	—	—	54	—	54
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385

(*)	Amended data: comparative information as of December 31, 2015 was amended in order to cease to present Telefónica United Kingdom as discontinued operations (see Notes 2 and 23).

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    7

2016 Consolidated Financial Statements

Telefónica Group

Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non- controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the year (*)	—	—	—	—	—	616	—	—	—	—	616	135	751
Other comprehensive income (loss) for the year (*)	—	—	—	—	—	43	(108)	103	12	(5,201)	(5,151)	(1,546)	(6,697)

Total comprehensive income (loss) for the year (*)	—	—	—	—	—	659	(108)	103	12	(5,201)	(4,535)	(1,411)	(5,946)

Dividends paid (Note 12)	111	—	—	—	—	(2,360)	—	—	—	—	(2,249)	(641)	(2,890)
Net movement in treasury shares	—	—	(1,511)	—	—	(75)	—	—	—	—	(1,586)	—	(1,586)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	555	—	—	(1,297)	—	—	—	628	(114)	2,538	2,424
Capital increase (Note 12)	281	2,767	—	—	—	(41)	—	—	—	—	3,007		3,007
Capital reduction (Note 12)	(74)	—	886	—	—	(812)	—	—	—	—	—		—
Undated Deeply Subordinated Securities (Note 12)	—	—	—	452	—	(247)	—	—	—	(84)	121	(7)	114
Other movements	—	—	—	—	—	(8)	—	—	—	—	(8)	—	(8)
Financial position at December 31, 2015 (*)	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the year	—	—	—	—	—	3,001	—	—	—	—	3,001	251	3,252
Other comprehensive income (loss) for the year	—	—	—	—	—	(121)	(39)	(297)	55	(2,857)	(3,259)	65	(3,194)

Total comprehensive income (loss) for the year	—	—	—	—	—	2,880	(39)	(297)	55	(2,857)	(258)	316	58

Dividends paid (Note 12)	106	—	—	—	—	(2,138)	—	—	—	—	(2,032)	(406)	(2,438)
Net movement in treasury shares	—	—	(1,042)	—	—	(113)	—	—	—	—	(1,155)	—	(1,155)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	(307)	—	—	—	—	(307)	2,965	2,658
Undated Deeply Subordinated Securities (Note 12)	—	—	—	3,885	—	(129)	—	—	—	—	3,756	—	3,756
Other movements	—	—	—	—	—	(54)	—	—	—	—	(54)	14	(40)
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321

(*)	Amended data: comparative information of the year 2015 was amended in order to cease to present Telefónica United Kingdom as discontinued operations (see Notes 2 and 23).

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    8

2016 Consolidated Financial Statements

Telefónica Group

Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2016	2015 (*)	2014 (*)
Cash received from operations	(Note 20)	63,514	67,582	61,522
Cash paid from operations	(Note 20)	(47,384)	(50,833)	(45,612)
Net payments of interest and other financial expenses net of dividends received	(Note 20)	(2,143)	(2,445)	(2,530)
Taxes paid	(Note 20)	(649)	(689)	(1,187)
Net cash flow provided by operating activities	(Note 20)	13,338	13,615	12,193
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 20)	(9,187)	(10,256)	(8,865)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 20)	767	354	3,615
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 20)	(54)	(3,181)	(5,020)
Proceeds on financial investments not included under cash equivalents	(Note 20)	489	1,142	302
Payments on financial investments not included under cash equivalents	(Note 20)	(265)	(426)	(247)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		42	(557)	217
Government grants received		—	7	30
Net cash flow used in investing activities	(Note 20)	(8,208)	(12,917)	(9,968)
Dividends paid	(Note 20)	(2,906)	(2,775)	(2,328)
Proceeds from share capital increase	(Note 20)	—	4,255	814
(Payments)/proceeds of treasury shares and other operations with shareholders	(Note 20)	(660)	(1,772)	(1,241)
Operations with other equity holders	(Note 20)	656	83	3,713
Proceeds on issue of debentures and bonds, and other debts	(Note 20)	5,693	1,602	4,453
Proceeds on loans, borrowings and promissory notes	(Note 20)	10,332	8,784	4,290
Cancellation of debentures and bonds, and other debts	(Note 20)	(6,873)	(3,805)	(5,116)
Repayments of loans, borrowings and promissory notes	(Note 20)	(8,506)	(9,858)	(8,604)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 20)	(1,956)	(126)	(22)
Net cash used in financing activities	(Note 20)	(4,220)	(3,612)	(4,041)
Effect of changes in exchange rates		185	(1,000)	(1,616)
Effect of changes in consolidation methods and others		26	—	(16)
Net increase (decrease) in cash and cash equivalents during the year		1,121	(3,914)	(3,448)
CASH AND CASH EQUIVALENTS AT JANUARY 1		2,615	6,529	9,977
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	3,736	2,615	6,529

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		2,615	6,529	9,977
Cash on hand and at banks		1,278	4,912	7,834
Other cash equivalents		1,337	1,617	2,143
BALANCE AT DECEMBER 31	(Note 13)	3,736	2,615	6,529
Cash on hand and at banks		2,077	1,278	4,912
Other cash equivalents		1,659	1,337	1,617

(*)	Amended data: comparative information was amended in order to cease to present Teléfonica United Kingdom as discontinued operations (see Notes 2 and 23).

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    9

2016 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2016

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or “the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

Telefónica, S.A.    10

2016 Consolidated Financial Statements

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2016, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

The accompanying consolidated financial statements for the year ended December 31, 2016 were approved by the Telefónica, S.A.’s Board of Directors at its meeting on February 22, 2017 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.

Recognition of Telefónica’s operation in the United Kingdom

On March 24, 2015, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the acquisition of Telefónica’s operations in United Kingdom. In accordance with IFRS 5, companies under the sale agreement were classified as a disposal group held for sale at that date, and their operations qualified as discontinued operations in the consolidated financial statements for the year ended December 31, 2015.

On May 11, 2016 the European Commission made public its decision to prohibit the transaction. Following this decision, the Board of Directors of Telefónica at its meeting on June 29, 2016 agreed that Telefónica will continue to explore different strategic alternatives for O2 UK, to be implemented when market conditions are deemed appropriate. Given that the execution of a sale transaction is less certain, following the submission of the consolidated financial information of the second quarter of 2016, Telefónica’s operations in United Kingdom were no longer presented as discontinued operations and their assets and liabilities ceased to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements. Comparative financial statements have been amended accordingly with respect to those published in the consolidated financial statements for the year 2015. The impacts of this classification change are described in Note 23.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2016 include the figures for 2015, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, also those of 2014.

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2016 and 2015 (see Appendix I for a detail of the consolidation scope and the changes during the year) are as follows:

a) Acquisition of 100% stake in GVT

Once the pertinent regulatory authorizations were obtained, Telefônica Brasil, S.A. acquired from Vivendi, S.A. the 100% of the share capital of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (collectively “GVT”).

Telefónica, S.A.    11

2016 Consolidated Financial Statements

Consequently, the Group consolidates GVT from May 1, 2015 using the full consolidation method. The main impacts are detailed in Note 5.

b) Acquisition of 56% stake in Distribuidora de Televisión Digital, S.A. (DTS)

Once the pertinent regulatory authorizations were obtained, on April 30, 2015 Telefónica, through its subsidiary Telefónica de Contenidos, S.A.U. acquired 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) from Promotora de Informaciones, S.A. (PRISA).

Following the transaction, the Telefónica Group holds 100% of the share capital of DTS, which was incorporated in the consolidation perimeter from April 30, 2015 under the full consolidation method, in the Telefónica Spain segment. The 44% stake in DTS held prior to the transaction was accounted for by the equity method. The main impacts of this transaction are explained in Note 5.

c) Individual Suspension Plan

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Agreement of Related Companies was extended until 2018, by virtue of the provisions of this same agreement (see Note 15).

The expense relating to the present value of the payment flows to meet the commitments resulting from the extension of this program was recognized in 2016. A total of 789 million euros was recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015).

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2016 Consolidated Financial Statements

Alternative measures not defined in IFRS

The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2016, 2015 and 2014:

Millions of euros	2016	2015 (*)	2014 (*)
OIBDA	15,118	13,229	15,515
Depreciation and amortization	(9,649)	(9,704)	(8,548)
Operating income	5,469	3,525	6,967

(*)	Amended data.

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2016, 2015 and 2014:

2016

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
OIBDA	4,467	1,709	1,794	3,714	3,477	(43)	15,118
Depreciation and amortization	(1,830)	(1,090)	(2,211)	(2,038)	(2,190)	(290)	(9,649)
Operating income	2,637	619	(417)	1,676	1,287	(333)	5,469
2015 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
OIBDA	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525
(*) Amended data. 2014 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
OIBDA	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967

(*)	Amended data.

Debt indicators

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which include the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum). From these liabilities, it is subtracted: i) the cash and cash equivalents, ii) the current financial assets (which includes short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position).

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2016 Consolidated Financial Statements

We calculate net financial debt plus commitments by adding to net financial debt gross commitments related to employee benefits, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of December 31, 2016 and 2015 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	12/31/2016	12/31/2015 (*)
Non-current financial liabilities	45,612	47,117
Current financial liabilities	14,749	12,970

Gross financial debt	60,361	60,087
Cash and cash equivalents	(3,736)	(2,615)
Current financial assets	(2,954)	(3,053)
Positive mark-to-market value of long-term derivative instruments (Note 13)	(5,048)	(5,315)
Other non-current liabilities included in “Trade and other payables”	749	1,073
Other current liabilities included in “Trade and other payables”	449	462
Other assets included in “Non-current financial assets”	(524)	(691)
Other assets included in “Current trade and other payables”	(702)	(787)

Net financial debt	48,595	49,161

Gross commitments related to employee benefits	6,839	6,070
Value of associated long-term assets	(749)	(736)
Tax benefits	(1,569)	(1,666)

Net commitments related to employee benefits	4,521	3,668
Net financial debt plus commitments	53,116	52,829

(*)	Amended data.

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2016 Consolidated Financial Statements

Free Cash Flow

The Group’s Free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows, deducting payment/(proceeds) on investments/divestments of property, plant and equipment and intangible assets (excluding cash received from the sale of real state), adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits is added back (originally included in the Net cash flow provided by operating activities) as it represents the payments of the principal of the debt incurred with those employees.

We believe that Free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, Free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the Free cash flow for the years ended December 31, 2016, 2015 and 2014:

Millions of euros	2016	2015	2014
Net cash flow provided by operating activities	13,338	13,615	12,193
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 20)	(9,187)	(10,256)	(8,865)
Net cash received from sale of real state	(8)	(35)	(3)
Government grants received	—	7	30
Dividends paid to minority shareholders (Note 20)	(511)	(538)	(327)
Payments related to cancellation of commitments (Note 20)	738	721	789
Free cash flow	4,370	3,514	3,817

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2016 Consolidated Financial Statements

Note 3. Accounting policies

As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs – EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the “Indice Nacional de Precios al Consumidor de Venezuela”, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 511.1%, 190.8% and 64.1% for 2016, 2015 and 2014, respectively.

The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period, amounting to 673.762 bolivars per U.S. dollar (DICOM), 198.699 bolivars per U.S. dollar (SIMADI) and 49.988 bolivars per U.S. dollar (SICAD II) as of December 31, 2016, 2015 and 2014, respectively.

b) Translation methodology

The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

•	Expenditures incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain (“Development costs”), are amortized on a straight-line basis over the period during which the related development project is expected to generate economic benefits, upon its completion.

•	Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•	The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration (“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 to 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

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2016 Consolidated Financial Statements

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept “Own work capitalized” of the line item “Other income”.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group.

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

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2016 Consolidated Financial Statements

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

i) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

Financial assets which the Group intends to hold for an indefinite period of time and could be sold at any time in response to needs for liquidity requirements or in response to changes in market conditions are classified as available-for-sale. These investments are presented as non-current assets, unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been designated as cash flows hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenue and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.

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2016 Consolidated Financial Statements

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.

Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and recognized in the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network expansion, as well as administrative expenses and overhead, are recognized in the income statement as incurred.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

For bundled packages that include multiple elements sold in the wireline, wireless, internet and television businesses it is determined whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements.

Additionally, when allocating the package revenue to the elements, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to bundled promotional packages are recognized in the income statement as incurred.

m) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analyses are disclosed for the most relevant situations (see notes 7 and 15).

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.

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2016 Consolidated Financial Statements

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal or financial counsel.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees generated when customers connect to the Group’s network are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries

As of December 31, 2016, there are multiple exchange mechanisms and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.

We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.

Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of BsF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have a material impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of assets (liabilities) denominated in BsF.

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2016 Consolidated Financial Statements

In addition to this, Venezuela is considered as a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the “Indice Nacional de Precios al Consumidor de Venezuela” issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.

Significant management judgment is required to determine the appropriate inflation rate where the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are considered to be relevant and rely on all the information available at the closing date. Actual results may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2016 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2015, except for the adoption, on January 1, 2016, of new amendments to standards published by the International Accounting Standards Board (IASB) and adopted by the European Union for application in Europe, noted below:

•	Improvements to IFRS 2012-2014

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements do not have a significant impact on the results or financial position of the Group.

•	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. These amendments do not have any impact on the Group as there has been no interest acquired in a joint operation during the period.

•	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. These amendments do not have any impact to the Group given that the Group does not use a revenue-based method to depreciate its noncurrent assets.

•	Amendments to IAS 1, Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1.

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.

•	That entities have flexibility as to the order in which they present the notes to financial statements.

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

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2016 Consolidated Financial Statements

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. The Group has considered these amendments in the preparation of these consolidated financial statements.

•	Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. These amendments have not been endorsed by the EU for use in Europe, but they do not have any impact on the Group as the Group does not apply the consolidation exception.

New standards and amendments to standards issued but not effected as of December 31, 2016

At the date of preparation of the consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenues from Contracts with Customers	January 1, 2018
Clarifications to IFRS 15	Revenues from Contracts with Customers (issued on 12 April 2016)	January 1, 2018
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
Amendments to IAS 40	Transfers of Investmenty Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Improvements to IFRS Standards 2014-2016 Cycle		January 1, 2017/2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely

Based on the analyses made to date, the Group estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of application. However, the following issued but not yet effective standards are expected to have a significant impact on the consolidated financial statements at the time of their adoption and prospectively.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 sets out the requirements for recognizing revenue from contracts with customers. The Group is currently assessing the impact of the application of this new standard on its contracts. A number of expected impacts has been identified in connection with the following aspects, among others:

•

In accordance with the current accounting policy, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total package revenue is allocated among the identified elements based on their respective fair values. In these cases, portions of the total consideration that are contingent upon delivery of undelivered elements are not allocated to delivered elements. Instead, under IFRS 15, revenue will be allocated to each element based on their standalone selling prices in relation to the total consideration of the package. Revenue will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. As a consequence, the adoption of these new requirements will result in an acceleration of revenues recognized from the sale of handsets and other equipment, generally recognized at the moment of delivery to the end customer, to the detriment of ongoing service revenue over subsequent

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2016 Consolidated Financial Statements

periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognized as a contract asset on the statement of financial position.

•	Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 will require these costs of acquiring a contract to be recognized as an asset when incurred, to be expensed over the associated contract period. Likewise, certain contract fulfilment costs which are currently expensed when incurred, will be deferred under IFRS 15 where they are related to a performance obligation that is satisfied over time.

•	Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change, while other modifications must be accounted for prospectively as separate contracts or resulting in a reallocation of revenues amongst identified performance obligations.

The Group is progressing in the process of implementing the new requirements, but due to the significant number of transactions affected, the high volume and dispersion of the information involved and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present. However, considering the current commercial offers as well as the volume of contracts affected, the Group expects that the changes introduced by IFRS 15 would have a significant impact on the Group’s financial statements on first-time adoption. IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method. It is also possible to elect to apply certain practical solutions at the moment of first application of the standard on the determination of the contracts to be accounted for under the new standard; so depending on the transition method chosen, the impacts of the first application will be different. In addition to this, the Group’s consolidated financial statements will include more quantitative disclosures for revenue related accounts.

IFRS 9 Financial Instruments

IFRS 9 is applicable to financial assets and financial liabilities, and covers requirements for classification, measurement, impairment and de-recognition of financial assets and financial liabilities, together with a new hedge accounting model. The Group expects the key changes to be relates to documentation of policies and hedging strategies, as well as the estimation of expected losses on all financial assets. Changes introduced by IFRS 9 will affect the recognition and measurement of financial assets and derivative financial instruments from January 1, 2018. The Group is undertaking the process of implementing the new requirements, but due to the significant items potentially affected and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term.

The Group is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered if the option to extend the lease is exercised, where exercise is reasonably certain, which will depend, to a large extent, on the expected use of the Group’s own assets jointly with the underlying leased assets. In addition to this, the Group will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. Also, certain practical expedients are available on first-time application in connection with the lease liability measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. Therefore, the impacts of the first application will depend on the transition method used.

Telefónica, S.A.    23

2016 Consolidated Financial Statements

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Group has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, although it has not quantified the impact, the Group expects that the changes introduced by IFRS 16 would have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and a corresponding lease obligation in connection with a significant number of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognized as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements under the new lease standard.

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2016 Consolidated Financial Statements

Note 4. Segment information

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).

As described in Note 2, Telefónica United Kingdom is no longer presented as disposal group held for sale and discontinued operation. Therefore, the segment information for 2015 and 2014 has been amended with respect to the information presented in the 2015 consolidated financial statements.

These segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. The results, assets and liabilities of the segments include the new companies that operate the towers business. Consequently the impacts of the intercompany sales of towers have been eliminated. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed for the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

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2016 Consolidated Financial Statements

The following table presents income and CapEx information (capital expenditures in intangible assets and property,plant and equipment, see Notes 6 and 8) regarding the Group’s operating segments:

2016

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,713	6,861	7,503	11,097	12,579	1,283	52,036
External revenues	12,410	6,822	7,460	11,067	12,337	1,940	52,036
Inter-segment revenues	303	39	43	30	242	(657)	—
Other operating income and expenses	(8,246)	(5,152)	(5,709)	(7,383)	(9,102)	(1,326)	(36,918)
OIBDA	4,467	1,709	1,794	3,714	3,477	(43)	15,118
Depreciation and amortization	(1,830)	(1,090)	(2,211)	(2,038)	(2,190)	(290)	(9,649)
Operating income	2,637	619	(417)	1,676	1,287	(333)	5,469
Capital expenditures (CapEx)	1,847	931	1,108	2,138	2,613	291	8,928
2015 (*)

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,402	7,837	7,888	11,060	14,387	1,342	54,916
External revenues	12,194	7,787	7,874	11,027	14,147	1,887	54,916
Inter-segment revenues	208	50	14	33	240	(545)	—
Other operating income and expenses	(10,066)	(5,908)	(6,030)	(7,487)	(10,031)	(2,165)	(41,687)
OIBDA	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525
Capital expenditures (CapEx)	1,827	883	2,230	2,105	3,060	356	10,461

(*)	Amended data (see Note 2).

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2016 Consolidated Financial Statements

2014 (*)

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,023	7,062	5,522	11,231	13,155	1,384	50,377
External revenues	11,832	7,021	5,500	11,200	13,013	1,811	50,377
Inter-segment revenues	191	41	22	31	142	(427)	—
Other operating income and expenses	(6,352)	(5,318)	(4,789)	(7,688)	(9,087)	(1,628)	(34,862)
OIBDA	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967
Capital expenditures (CapEx)	1,732	755	849	2,933	2,842	337	9,448

(*)	Amended data (see Note 2).

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2016 Consolidated Financial Statements

The following table presents segment assets, liabilities and investments accounted for by the equity method:

2016

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	—	2	1	66	76
Fixed assets	15,559	9,771	15,825	27,522	15,126	1,794	85,597

Total allocated assets	22,353	12,025	18,835	35,192	21,694	13,542	123,641

Total allocated liabilities	13,009	3,907	6,078	9,636	13,002	49,624	95,256

2015 (*)

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	6	—	2	2	68	80
Fixed assets	15,393	11,570	16,780	22,169	14,504	2,038	82,454

Total allocated assets	21,349	14,745	19,913	28,308	21,623	14,391	120,329

Total allocated liabilities	13,411	4,781	6,471	7,911	14,384	47,935	94,893

(*)	Amended data (see Note 2).

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2016 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2016				2015 (*)				2014 (*)
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain	9,795	4,149	(1,231)	12,713	9,359	4,337	(1,294)	12,402	8,543	4,556	(1,076)	12,023
United Kingdom	—	6,861	—	6,861	—	7,837	—	7,837	—	7,062	—	7,062
Germany	981	6,498	24	7,503	1,043	6,832	13	7,888	1,138	4,375	9	5,522
Brazil	4,428	6,669	—	11,097	4,154	6,906	—	11,060	3,613	7,618	—	11,231
Hispanoamérica	3,732	8,882	(35)	12,579	4,070	10,347	(30)	14,387	3,604	9,578	(27)	13,155
Argentina	1,133	1,867	—	3,000	1,376	2,539	—	3,915	1,055	2,008	—	3,063
Chile	925	1,238	—	2,163	928	1,292	—	2,220	842	1,247	—	2,089
Peru	1,126	1,373	—	2,499	1,200	1,566	—	2,766	1,077	1,427	—	2,504
Colombia	548	861	—	1,409	566	942	—	1,508	629	1,090	—	1,719
Mexico	—	1,410	—	1,410	—	1,783	—	1,783	—	1,649	—	1,649
Venezuela and Central America	—	1,344	—	1,344	—	1,379	—	1,379	—	1,420	—	1,420
Remaining operators and segment eliminations	—	789	(35)	754	—	846	(30)	816	1	737	(27)	711
Other and inter-segment eliminations	—	—	—	1,283	—	—	—	1,342	—	—	—	1,384

Total Group	—	—	—	52,036	—	—	—	54,916	—	—	—	50,377

(*)	Amended data (see Note 2).

Note: In the countries of the Telefónica Hispanoamérica segment with separate fixed and mobile operating companies, the intercompany revenues have not been considered.

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2016 Consolidated Financial Statements

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations

Finalization of the purchase price allocation of GVT

On September 19, 2014 Telefónica S.A. signed an agreement with Vivendi, S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as delivery of shares representing 12% of the share capital of the new Telefónica Brasil, S.A. resulting from the integration with GVT.

Once the pertinent regulatory authorizations were obtained, the Extraordinary General Shareholders Meeting of Telefónica Brasil, S.A. held on 28 May, 2015, approved the acquisition.

At the date of authorization for issue of the 2015 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In 2016 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets acquired and liabilities assumed.

The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated.

Millions of euros
Gross cash consideration (date of agreement)	4,663
Contingent consideration	102
Fair value of 12% of Telefónica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,168)
Intangible assets	835
Customer relationships	751
Other intangible assets	84
Property, plant and equipment	2,374
Deferred tax assets	182
Accounts receivable	282
Other assets	256
Cash and cash equivalents	116
Financial debt	(2,102)
Trade and other payables	(202)
Provisions	(208)
Other liabilities	(217)
Fair value of net assets	1,316
Goodwill (Note 7)	3,757

The sale and purchase agreement contemplated a contingent consideration regarding a legal deposit set up by GVT. In September 2014, GVT requested the cancellation of the deposit and the return of the amount deposited. The amount recovered based on a final ruling will be returned to Vivendi. The ultimate date for this is up to 15 years. The fair value of the contingent consideration on the acquisition date was 344 million Brazilian reais (102 million euros on acquisition date), subject to discount.

In accordance with IFRS 3, contingent liabilities at fair value were recognized at the acquisition date, amounting to 513 million Brazilian reais (153 million euros on acquisition date). These contingent liabilities amounted to 578 million Brazilian reais (168 million euros) at December 31, 2016.

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2016 Consolidated Financial Statements

Finalization of the purchase price allocation of DTS

Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by PRISA was completed.

Following the resolution of the adjustments to the purchase price in April 2016, Telefónica paid 29 million euros, resulting on a total consideration of 725 million euros. As a result, the goodwill at December 31, 2015 was amended (see Note 7).

At the date of authorization for issue of the 2015 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In 2016 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets acquired and liabilities assumed.

The table below sets out the total consideration, the fair values of the assets and liabilities identified at acquisition date, and the goodwill generated.

Millions of euros
Cash payment 56% stake	725
Fair value of the prior stake	739
Intangible assets	378
Customer relationships	362
Other intangible assets	16
Property, plant and equipment	91
Deferred tax assets	454
Trade and other receivables	137
Other assets	213
Financial debt	(350)
Trade and other payables	(367)
Other liabilities	(66)
Fair value of net assets	490
Goodwill (Note 7)	974

Finalization of the purchase price allocation of E-Plus

On October 1, 2014, following the share capital increase by Telefónica Deutschland to finance the purchase of E-Plus, the latter was finally acquired by Telefónica Deutschland.

The purchase price allocation in the consolidated financial statements as of December 31, 2014 was provisional. In 2015 the preliminary purchase price allocation was reviewed within the twelve-month period and recorded retrospectively to the acquisition date on the basis of a final valuation.

An agreement on the final purchase price was reached with KPN in December 2015. The original purchase price was reduced overall by 134 million euros. 30 million euros of this figure was adjusted against goodwill within the twelve-month period. A sufficiently secure agreement on the final purchase price was not reached at the end of the aforementioned twelve-month period foreseen in the accounting regulation, therefore estimates based on partial agreements and expert opinions were used in order to determine the purchase price for the final goodwill calculation. The remaining amount, 104 million euros, was recognised in “other operating income” as it arose after the twelve-month period since the date of acquisition (see Note 18).

The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated:

Millions of euros	Final fair values at acquisition date
Intangible assets	4,182
Customer relationships	2,857
Frecuency usage rights	1,057
Rest of intangible assets	268
Property, plant and equipment	1,742
Inventories	21

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2016 Consolidated Financial Statements

Trade and other receivables	677
Other financial assets	19
Other non-financial assets	93
Cash and cash equivalents	396
Deferred revenue	(220)
Provisions	(254)
Interest-bearing debt	(528)
Current trade and other payables	(709)
Fair value of net assets	5,419
Goodwill	2,014
Cash payment	4,906
Fair value of the T. Deutschland shares purchased by KPN	2,527
Purchase price	7,433
Purchase price adjustments outside measurement period	(104)
Final purchase price	7,329

Transactions with non-controlling interests

2016

No material transactions with non-controlling interests were carried out that were significant for the Group in 2016.

2015

Acquisition from Vivendi of 4.5% of Telefónica Brasil

On June 24, 2015 in accordance with the commitments undertaken in the acquisition agreement with GVT, Telefónica proceeded to deliver (through its fully-owned subsidiary Telco TE, S.p.A.) 1,110 million ordinary shares in Telecom Italia, S.p.A. representing 8.2% of the voting equity of Telecom Italia, S.p.A. (equivalent to 5.7% of its share capital) to Vivendi, S.A. and received from Vivendi, S.A. all of the ordinary shares and part of the preference shares of Telefônica Brasil, S.A. which Vivendi, S.A. had received from the sale of GVT, which jointly represent 4.5% of the share capital of Telefônica Brasil, S.A. The fair value of the Telecom Italia, S.p.A. shares delivered to Vivendi as part of the consideration has been calculated on the basis of their market price at the date of the approval of the operation, amounting to 1,264 million euros. The difference between the aforementioned value and the valuation of the minority interest in Telefônica Brasil had an adverse effect on “Equity attributable to the parent Company” in the amount of 277 million euros.

After the acquisition of the 4.5% stake of Telefônica Brasil, S.A. from Vivendi, S.A., the stake of Telefónica Group increased to 70.13% (70.22% considering Telefônica Brasil, S.A. treasury shares).

Agreement with Vivendi for the exchange of shares of Telefônica Brasil for treasury shares of Telefónica, S.A.

In September 2015, after the regulatory approval from CADE, Telefónica delivered to Vivendi 46.0 million of its treasury shares representing 0.95 % of its share capital with an effect on treasury shares and in retained earnings in the amount of 555 million euros and 69 million euros, respectively (see Note 12), in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefônica Brasil, S.A.

After the acquisition the stake of Telefónica Group increased to 73.6%.

Under this agreement, Vivendi, S.A. committed, among other obligations: (i) to refrain from selling the Telefónica shares during specified periods (lock up), and (ii) to comply with certain restrictions that, in case of sale, and once the lock up periods have lapsed, would ensure an orderly sale of such shares.

2014

No material transactions with non-controlling interests were carried out that were significant for the Group in 2014, except for those related to E-Plus acquisition (see Note 12.h).

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2016 Consolidated Financial Statements

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2016 and 2015 are as follows:

2016

Millions of euros	Balance at 12/31/2015	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2016
Service concession arrangements and licenses	11,881	340	(1,230)	(15)	(2)	620	—	11,594
Software	2,722	836	(1,686)	(16)	866	170	—	2,892
Customer base	3,932	—	(632)	—	—	135	—	3,435
Trademarks	978	1	(87)	—	—	20	—	912
Other intangible assets	147	32	(63)	1	7	2	1	127
Intangible assets in process	1,489	471	—	2	(390)	(14)	—	1,558

Total intangible assets	21,149	1,680	(3,698)	(28)	481	933	1	20,518

2015

Millions of euros	Balance at 12/31/2014	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2015
Service concession arrangements and licenses	13,346	387	(1,290)	—	805	(1,367)	—	11,881
Software	2,905	759	(1,560)	(15)	773	(216)	76	2,722
Customer base	3,499	—	(612)	—	135	(203)	1,113	3,932
Trademarks	1,133	—	(92)	—	3	(84)	18	978
Other intangible assets	297	60	(79)	(4)	(132)	(3)	8	147
Intangible assets in process	1,047	1,580	—	—	(1,124)	(14)	—	1,489

Total intangible assets	22,227	2,786	(3,633)	(19)	460	(1,887)	1,215	21,149

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

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2016 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2016 and 2015 are as follows:

Balance at 12/31/2016

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,843	(10,249)	—	11,594
Software	16,361	(13,466)	(3)	2,892
Customer base	7,253	(3,818)	—	3,435
Trademarks	2,017	(1,105)	—	912
Other intangible assets	1,135	(1,003)	(5)	127
Intangible assets in process	1,558	—	—	1,558
Intangible assets	50,167	(29,641)	(8)	20,518

Balance at 12/31/2015 (*)

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,218	(9,337)	—	11,881
Software	14,445	(11,720)	(3)	2,722
Customer base	7,182	(3,250)	—	3,932
Trademarks	2,053	(1,075)	—	978
Other intangible assets	1,143	(991)	(5)	147
Intangible assets in process	1,491	—	(2)	1,489
Intangible assets	47,532	(26,373)	(10)	21,149

(*)	Amended data (see Note 2).

Outstanding among “Additions” of service concession arrangements and licenses in 2016 is the acquisition of an LTE block of 2x15 MHz in the 700 MHz band by Telefónica Peru for 284 million euros. The acquired frequency has immediate availability and will allow enhancing LTE coverage and capacity across the country.

During exercise 2016, the investment effort also reflects the acquisition of 7 LTE Regional blocks of 2x10 MHz in the 2.5 GHz band by Telefónica Brazil for 48 million euros.

Outstanding among “Additions” of intangible assets in process in 2015 was the acquisition by Telefónica Germany of LTE blocks for 1,198 million euros:

•	700 MHz: two blocks of 2x10 MHz

•	900 MHz: two blocks of 2x10 MHz

•	1800 MHz: two blocks of 2x10 MHz

The acquired frequencies at 900 MHz and 1,800 MHz can be used from January 1, 2017. The use of the acquired frequencies at 700 MHz is expected from the date they are vacated by the broadcasting companies.

During 2015, the acquisition of LTE licenses was recorded in Argentina (196 million euros), Ecuador (127 million euros), Spain (49 million euros), Mexico (8 million euros) and Chile (6 million euros).

“Inclusion of companies” in 2015 mainly corresponds to the acquisitions of GVT and DTS (see Note 5).

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros were transferred from “Intangible assets in process” to “Service concession arrangements and licenses” in 2015 since they are available for the company from February 4 and March 31, 2015, respectively.

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2016 Consolidated Financial Statements

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica, S.A.    35

2016 Consolidated Financial Statements

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2016

Millions of euros	Balance at 12/31/15	Acquisitions	Write- offs	Translation differences and hyperinflation adjustments	Balance at 12/31/16
Telefónica Spain	4,306	—	—	—	4,306
Telefónica Brazil	9,345	—	—	2,220	11,565
Telefónica Germany	4,787	—	—	—	4,787
Telefónica United Kingdom	5,621	—	—	(797)	4,824
Telefónica Hispanoamérica	3,187	—	(215)	68	3,040
Others	149	26	(13)	2	164

Total	27,395	26	(228)	1,493	28,686

2015
Millions of euros	Balance at 12/31/14	Acquisitions	Write- offs	Translation differences and hyperinflation adjustments	Balance at 12/31/15
Telefónica Spain (*)	3,332	974	—	—	4,306
Telefónica Brazil	8,407	3,757	—	(2,819)	9,345
Telefónica Germany	4,787	—	—	—	4,787
Telefónica United Kingdom (**)	5,296	—	—	325	5,621
Telefónica Hispanoamérica	3,365	—	—	(178)	3,187
Others	250	7	(104)	(4)	149

Total (*) (**)	25,437	4,738	(104)	(2,676)	27,395

(*)	After the final resolution of the acquisition price of DTS, the goodwill was amended according to IFRS 3 (see Note 5).
(**)	In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Additions in 2016 relate to the acquisitions of Nova Casiopea and Saluspot (see Appendix I).

After analyzing the most recent business plan approved in October 2016 by the Board of Directors of Telefónica, S.A., and as a result of applying the inflation index (estimated inflation in 2016 in Venezuela was more than 500%) to its assets, which included goodwill, an impairment loss of 124 million euros was recognized on the total goodwill assigned to Telefónica Venezuela, with a balancing entry in “Other expenses” (see Note 18). At the end of 2015, it was expected that a certain turning point would be reached in Venezuela in 2016 within the macroeconomic (a lower fall in output and a stabilization of the inflation rate). However, the scenario has become more complex in 2016, when the economic situation, according to several analysts, although there are no official figures, points towards a further drop in GDP with regard to 2015, whilst inflation was above both the level of 2015, and that which was forecast 12 months ago.

Likewise, in 2016 an impairment loss of 91 million euros was also recognized in relation to the goodwill of Telefónica Móviles México, with a balancing entry in “Other expenses” (see Note 18). The economic uncertainty and resultant financial volatility associated with the change of president in the United States of America and the changing competitive environment in the Mexican telecommunications market, have led to a slowdown in the growth forecast in the business plan and a set of efficiency ratios that have improved more slowly than in previous years. This uncertainty makes it advisable a more conservative medium-term outlook to be taken in the valuation parameters.

A decrease of 13 million euros was also recognized in 2016 in relation to the sale of Televisión Federal, S.A. (see Note 18).

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2016 Consolidated Financial Statements

The amount in “Acquisitions” of the Telefónica Spain segment for 2015 corresponds to the acquisition of DTS (see Note 5). The amount for Telefónica Brazil corresponds to the acquisition of GVT (see Note 5).

Write-offs in 2015 related to the partial adjustment of the goodwill generated on the acquisition of Telefónica Digital Inc., with a balancing entry in “Other expenses” (see Note 18).

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/2016	12/31/2015
Telefónica Spain (*)	4,306	4,306
Telefónica Brazil	11,565	9,345
Telefónica Germany	4,787	4,787
Telefónica United Kingdom (**)	4,824	5,621
Telefónica Hispanoamérica	3,040	3,187
Chile	1,022	933
Peru	813	766
Mexico	368	532
Argentina	217	255
Others Telefónica Hispanoamérica	620	701
Others	164	149

TOTAL (*)(**)	28,686	27,395

(*)	Modified data at December 2015 to reflect the final cost of DTS participation (see Note 5).
(**)	Amended data in 2015 (see Note 2).

Goodwill is tested for impairment at the end of the year using the strategic plans of the various cash-generating units to which the goodwill is assigned, approved by the Board of Directors. The strategic plans cover a period of four years, including the closing year. Therefore, in order to complete the five years of cash flows after the closing year, an additional two-year normalization period is adding to the strategic plan based on the operating variables until the terminal parameters are reached; the consensus of analysts’ forecasts is used as a reference.

The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s competitive positioning and growth opportunities given market projections, as well as the operators’ ability to set them apart from the competition. A growth target is therefore defined for each CGU and the operating resources and fixed asset investments that need to be assigned in order to reach this growth target are estimated. In addition, premises are defined for boosting operating efficiency, in line with the strategic transformation initiatives defined, with a view to increasing operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.

Main assumptions used in calculating value in use

Value in use is calculated for the various CGUs based on the aforementioned approved business plans. Subsequently, certain variables are taken into account such as the OIBDA margin and the Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure the business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are taken into account.

In terms of revenue, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement. This trend is supported by service revenue which, leveraging the distinctiveness and quality of the Group’s products and services thanks to the investments made, includes growth in the high-value customer base and monetization of the growing data consumption in rational markets, although it is highly competitive in certain segments.

Revenue therefore reflects, in the case of Spain, the growth in penetration and revenue of customers converging on a high quality network; in Germany, the strong growth of high-value mobile data customers; in Brazil, the strength of Telefónica’s leadership driven by its leadership and quality and capturing integration synergies; and in the United Kingdom, the drive of mobile data.

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2016 Consolidated Financial Statements

Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain, United Kingdom and Germany).

OIBDA margin and long-term Capital Expenditure (CapEx) ratio

The values obtained, described in the previous paragraphs, are compared with the available data on competitors in the geographic markets where Telefónica Group operates. With regard to Europe, the long-term OIBDA margin for operations in Spain is 42% whilst in Germany (30.5%) and the United Kingdom (26%), it is below this figure. The long-term OIBDA margin is therefore in line with analysts’ forecasts over a three year horizon, with Spain estimated at 43%, Germany at 29% and the United Kingdom at 25%.

Respect to the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue aligned with the range for peers in the region. However, the valuations performed for the impairment tests for Spain, Germany and United Kingdom take into account the opinions of Telefónica Group’s analysts for Spain and United Kingdom, and Telefónica Deutschland’s analysts for Germany with regard to investment needs (around 13% for the three countries).

The OIBDA margin for Brazil is in line with the average of analysts’ three year forecasts for peers in emerging markets, at approximately 36%, and also considers analysts’ long-term opinions about Brazil. Over the term of the strategic plan, the operator will invest a percentage at the lower end of the range for its peers. However, this is also in line with the investment needs identified by analysts (17%).

There were no significant changes in the operating indicators compared to the previous year.

Discount rate

The discount rate, applied to measure the cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.

The most significant components of WACC are summarized as follows:

•	Risk-Free Rate: understood as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and estimates of equilibrium levels (according to standard econometric models) between which the interest rates should fall, thus adjusting the return in low rates as a result of the high influence on term premiums of public debt purchased by central banks.

•	Political Risk Premium: incorporates the insolvency risk inherent to the country due to political and/or financial events, the calculation of which is based on the quoted prices of credit default swaps for each country or, failing this, the EMBI+ index, published by JP Morgan, based on the information available and the liquidity conditions of these swaps.

•	Equity Risk Premium (ERP), which measures the additional risk required for equity assets with a return greater than risk-free assets, is determined using a combination of historical approaches (expost), backed by external publications and studies of various past returns, and prospective approaches (exante), based on market publications, taking into account the medium- and long-term profit expectations based on the degree of maturity and development of each country.

•	Beta Coefficient: is a multiplier of the equity risk premium, considered to be systematic risk. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, thus determining the correlation between the return on the companies’ shares and the return on the general index that is representative of the stock exchange of the country where said company is listed.

The main underlying data used in these calculations are obtained from independent and renowned public external information sources.

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2016 Consolidated Financial Statements

The after-tax discount rates applied to the cash flow projections in 2016 and 2015 for the main CGUs are as follows:

Discount rate in local currency	2016	2015
Spain	6.2%	6.1%
Brazil	11.3%	11.9%
United Kingdom	7.1%	n.a. (1)
Germany	5.7%	5.3%

(1)	At December 31, 2015, the value in use of Telefónica United Kingdom was calculated based on the expected sale price following the agreement reached with Hutchison (see Note 2).

The cost of capital for Telefónica United Kingdom is considered to have greater market risk, due to the increase in volatility of British equity securities as a result of Brexit, however, this risk is in line with the estimates given by analysts.

With regard to Mexico, the after-tax discount rates increased from 9.05% in 2015 to 9.86% in 2016 as a result of the financial volatility associated with the change of president in the United States of America.

Perpetuity growth rate

Cash flow projections as from the sixth year are calculated using an expected constant growth rate (g), considering the consensus estimates among analysts for each business and country, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusted for any specific characteristics of the business.

The perpetuity growth rates applied to the cash flow projections in 2016 and 2015 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2016	2015
Spain	0.8%	0.7%
Brazil	5.0%	5.0%
United Kingdom	0.8%	n.a. (1)
Germany	1.0%	1.0%

(1)	At December 31, 2015, the value in use of Telefónica United Kingdom was calculated based on the expected sale price following the agreement reached with Hutchison (see Note 2).

There were no significant changes in the perpetuity growth rates for 2016 compared to those used in 2015 (Europe remains below 1% and Brazil around 5%).

In the case of Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (around 5%) and below the forecast nominal GDP growth rate (which oscillates around 7%). A conservative outlook has been maintained, in line with analysts’ expectations.

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For each CGU with significant goodwill (Brazil, Spain, United Kingdom and Germany) the following maximum increases or decreases, expressed in percentage points (p.p.), were assumed:

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2016 Consolidated Financial Statements

Changes in key assumptions, In percentage points (p.p.)	Spain Germany	United Kingdom	Brazil
Financial variables
Discount rate	+/- 0.5	+/-0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 1.5	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 0.75	+/- 1

In the case of Telefónica Brazil, with a 100 b.p. increase in WACC, the carrying amount of the CGU would be nearly the same as its recoverable amount as of December 31, 2016.

The sensitivity analysis revealed no significant risks for the other main CGUs. In Spain, United Kingdom and Germany there is a comfortable gap between the recoverable value and the carrying amount.

In the case of Telefónica México, a 50 b.p. increase in WACC could result in a negative impact for additional goodwill impairment of around 235 million euros, while with a 50 b.p. decrease in the perpetuity growth rate the negative impact would be around 190 million euros. On the other hand, a decrease of 1 p.p. in OIBDA margin could result in a negative impact of approximately 170 million euros, and with an increase of 0.5 p.p. in the CapEx ratio the negative impact would be around 85 million euros.

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2016 Consolidated Financial Statements

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2016 and 2015 were the following:

2016

Millions of euros	Balance at 12/31/15	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/16
Land and buildings	4,851	59	(386)	(36)	198	173	(1)	4,858
Plant and machinery	24,682	1,325	(5,034)	(22)	4,464	1,369	(14)	26,770
Furniture, tools and other items	1,412	190	(531)	(19)	344	30	—	1,426
PP&E in progress	2,965	5,674	—	(12)	(5,365)	89	(12)	3,339

Total PP&E	33,910	7,248	(5,951)	(89)	(359)	1,661	(27)	36,393

2015
Millions of euros	Balance at 12/31/14	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/15
Land and buildings	5,065	59	(488)	(39)	382	(220)	92	4,851
Plant and machinery	23,637	1,624	(5,008)	(54)	4,381	(2,123)	2,225	24,682
Furniture, tools and other items	1,311	234	(575)	(27)	456	(101)	114	1,412
PP&E in progress	3,143	5,758	—	(5)	(5,696)	(270)	35	2,965

Total PP&E	33,156	7,675	(6,071)	(125)	(477)	(2,714)	2,466	33,910

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2016 and 2015 are as follows:

Balance at December 31, 2016

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,930	(7,069)	(3)	4,858
Plant and machinery	99,945	(73,021)	(154)	26,770
Furniture, tools and other items	7,288	(5,852)	(10)	1,426
PP&E in progress	3,350	—	(11)	3,339

Total PP&E	122,513	(85,942)	(178)	36,393

Balance at December 31, 2015 (*)

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,515	(6,661)	(3)	4,851
Plant and machinery	91,172	(66,362)	(128)	24,682
Furniture, tools and other items	6,816	(5,392)	(12)	1,412
PP&E in progress	2,982	—	(17)	2,965

Total PP&E	112,485	(78,415)	(160)	33,910

(*)	Amended data (see Note 2).

Investment by Telefónica Spain in property plant and equipment in 2016 and 2015 amounted to 1,610 and 1,575 million euros, respectively. Rapid fiber optic roll out, exceeding 17 million premises passed in 2016, together with investments in LTE network, with a 96% population coverage, and transport network modernization.

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2016 Consolidated Financial Statements

Investment by Telefónica United Kingdom in property plant and equipment in 2016 and 2015 amounted to 776 and 759 million euros, respectively. The investment has been focused on increasing LTE coverage, achieving 95% population coverage by year-end 2016, and also pursuing the improvement of network capacity and quality of customer experience.

Investment by Telefónica Germany in property plant and equipment in 2016 and 2015 amounted to 742 and 739 million euros, respectively. LTE roll out has been the company´s main focus, achieving a coverage of 79% by year-end 2016, and network consolidation activities, which are allowing to enhance customer experience and to capture integration synergies.

Investment by Telefónica Brazil in property plant and equipment in 2016 and 2015 amounted to 1,782 and 1,824 million euros, respectively. The investment was mainly dedicated to extend the coverage and capacity of 4G and 3G mobile networks, as well as improving network quality, and the deployment and connection of fiber network in the fixed business.
Investment by Telefónica Hispanoamérica in property plant and equipment in 2016 and 2015 amounted to 2,165 and 2,562 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 3G and 4G networks, the roll out of ultra-broadband fixed capabilities (fiber / HFC) and the quality enhancement in broadband and TV services.

“Inclusion of companies” in 2015 mainly corresponds to GVT and DTS (see Note 5).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 18.

Property, plant and equipment deriving from finance leases amounted to 476 million euros at December 31, 2016 (557 million euros at December 31, 2015). The most significant finance leases are disclosed in Note 22.

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2016 Consolidated Financial Statements

Note 9. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/2016	12/31/2015 (*)
Investments accounted for by the equity method	76	80
Loans to associates and joint ventures	16	21
Receivables from associates and joint ventures for current operations (Note 11)	28	33
Financial debt, associates and joint ventures	9	399
Payables to associates and joint ventures (Note 14)	497	806

(*)	Amended data (see Note 2).

Millions of euros
	2016	2015 (*)	2014 (*)
Share of (loss) of investments accounted for by the equity method	(5)	(10)	(510)
Revenue from operations with associates and joint ventures	213	217	472
Expenses from operations with associates and joint ventures	32	85	503
Financial income with associates and joint ventures	—	—	49
Financial expenses with associates and joint ventures	2	17	16

(*)	Amended data (see Note 2).

The table above includes the transactions with the companies of the Telecom Italia Group until the classification of the investment in Telco, S.p.A. as available-for-sale financial asset at the end of 2014. In 2015 Telefónica sold its stake in Telecom Italia, S.p.A., according to the regulatory and competition commitments assumed (see Note 13).

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2016 Consolidated Financial Statements

The detail of the movement in investments in associates in 2016 and 2015 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/14	788
Additions	57
Translation differences and other comprehensive income	(5)
Income (loss)	(10)
Dividends	(11)
Transfers and other	(739)
Balance at 12/31/15	80
Additions	17
Translation differences and other comprehensive income	2
Income (loss)	(5)
Dividends	(13)
Transfers and other	(5)
Balance at 12/31/16	76

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Additions in 2016 included 7 million euros related to The Smart Steps Data Technology Company (see Note 10).

On April 30, 2015 the acquisition of the 56% of DTS Distribuidora de Televisión Digital, S.A. was completed (see Note 5). From this transaction, DTS and its subsidiaries are incorporated to the Telefónica Group consolidation perimeter under full consolidation method. Until April 30, 2015, the previous stake held by Telefónica Group (44%) was registered under equity method. This movement was registered in “Transfers and other” for 739 million euros.

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2016 Consolidated Financial Statements

Note 10. Related parties

Significant shareholders

The significant shareholders of the Company are Bilbao Vizcaya Argentaria, S.A. (BBVA), Blackrock, Inc. and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 6.33%, 5.22% and 5.15%, respectively.

During 2016 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.

A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2016	BBVA	La Caixa
Finance costs	36	2
Receipt of services	5	4
Purchase of goods	—	65
Other expenses	1	—

Total costs	42	71

Finance income	22	—
Contracts of management	1	—
Dividends received(1)	15	N/A
Services rendered	40	66
Sale of goods	3	42
Other income	11	—

Total revenue	92	108

Finance arrangements: loans and capital contributions (borrower)	396	45
Finance arrangements: loans and capital contributions (lender)	—	10
Guarantees	314	50
Commitments	—	84
Finance arrangements: loans and capital contributions (lessee)	244	203
Dividends	243	185
Factoring operations	533	250

(1)	At December 31, 2016, Telefónica holds a 0.67% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).

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2016 Consolidated Financial Statements

Millions of euros
2015(*)	BBVA	La Caixa
Finance costs	24	1
Leases	1	—
Receipt of services	5	13
Purchase of goods	1	53

Total costs	31	67

Finance income	15	1
Contracts of management	1	—
Dividends received(1)	16	N/A
Services rendered	35	52
Sale of goods	6	64
Other income	17	—

Total revenue	90	117

Finance arrangements: loans and capital contributions (borrower)	534	422
Finance arrangements: loans and capital contributions (lender)	—	6
Guarantees	317	39
Commitments	1	79
Finance arrangements: loans and capital contributions (lessee)	54	50
Dividends	212	113
Factoring operations	164	150

(1)	At December 31, 2015, Telefónica held a 0.69% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).
(*)	Amended data (see Note 2).

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2016 amounted to 18,047 and 392 million euros, respectively (19,824 million euros held with BBVA and 1,241 million euros held with la Caixa in 2015). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 988 and -35 million euros, respectively, in 2016 (948 and -26 million euros, respectively, in 2015). Additionally, at December 31, 2016 there were collateral guarantees on derivatives with BBVA amounting to 240 million euros.

Other related parties

The most significant balances and transactions with associates and joint ventures are detailed in Note 9.

During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium attributable to 2016 of 2,088,500 euros. This scheme provides coverage for Telefónica, S.A. and its subsidiaries, in certain cases.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II of these consolidated financial statements.

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2016 Consolidated Financial Statements

A representative from Telefónica remains on China Unicom’s board of directors, and vice versa (see Note 13). In addition, Telefónica maintains an industrial alliance with this company. On December 18, 2015 a joint venture with China Unicom was incorporated, for the development of Big Data services in China using “Smart Steps” technology, developed by Telefónica. Telefónica’s stake in this company is 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55% stake. In 2016, Telefónica paid 7 million euros for its shareholding in the company (see Note 9). The company is already commercially operative and obtained turnover equivalent to 4 million euros in 2016.

Certain Telefónica Group subsidiaries have performed transactions with the Inditex Group in 2016, transactions related to the Group’s ordinary course of business, concerning telecommunications and related services, amounting to 36 million euros.

A member of Telefónica, S.A.’s Board of Directors in 2015 was also board member of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica has signed agreements with Abertis, through its subsidiary On Tower Telecom Infraestructuras, S.A. (previously Abertis Tower, S.A.), by virtue of which Telefónica Spain has sold mobile phone at a price of 44 million euros in 2015, generating a gain of 38 million euros in 2015. Additionally, in 2015, an agreement was signed through which On Tower Telecom Infraestructuras S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment. In 2016, this company is no longer considered as a related party.

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2016 Consolidated Financial Statements

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2016 and 2015 is as follows:

Millions of euros	12/31/2016	12/31/2015 (*)
Trade receivables billed	8,620	8,466
Trade receivables unbilled	3,003	2,829
Impairment of trade receivables	(2,795)	(2,787)
Receivables from associates and joint ventures (Note 9)	28	33
Other receivables	418	564
Short-term prepayments	1,401	1,121

Total	10,675	10,226

(*)	Amended data (see Note 2).

Public-sector net trade receivables at December 31, 2016 and 2015 amounted to 331 million euros and 360 million euros, respectively.

The movement in impairment of trade receivables in 2016 and 2015 is as follows:

Millions of euros
Impairment provision at December 31, 2014	2,757
Allowances	968
Amounts applied	(888)
Inclusion of companies	146
Translation differences and other	(196)
Impairment provision at December 31, 2015	2,787
Allowances	915
Amounts applied	(1,044)
Translation differences and other	137
Impairment provision at December 31, 2016	2,795

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

The balance of trade receivables billed and receivables from associates and joint ventures net of impairment losses at December 31, 2016 amounted to 5,853 million euros (5,712 million euros at December 31, 2015), of which 3,672 million euros were not yet due (3,365 million euros at December 31, 2015).

Net balance of trade receivables billed of 260 million euros and 265 million euros are over 360 days due at December 31, 2016 and 2015, respectively.

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2016 Consolidated Financial Statements

Note 12. Equity

a) Share capital and share premium

2016

On October 11, 2016, the deed of a share capital decrease was registered, cancelling 74,627,988 of own shares, reducing the company´s share capital by 74,627,988 euros.

On December 7, 2016, the deed of a share capital increase of 137,233,781 euros ordinary shares with a par value of 1 euro each were issued, with a charge to reserves; as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 5,037,804,990 euros subsequent to this increase.

At December 31, 2016, Telefónica, S.A.´s share capital amounted to 5,037,804,990 euros and consisted of 5,037,804,990 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

2015

On April 20, 2015, the public deed evidencing the share capital increase granted by Telefónica, S.A. was registered with the Commercial Registry of Madrid for a nominal value of 281,213,184 euros recorded as “share capital”. The difference with the effective amount issued, amounting 3,048,350,914.56 euros was recorded as Share premium.

On July 24, 2015, the public deed of the share capital reduction was registered, cancelling 74,076,263 of the own shares, reducing the company’s share capital by 74,076,263 euros.

On December 10, 2015, the public deed of a share capital increase of 110,857,946 euros was executed, during which 110,857,946 ordinary share with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,975,199,197 euros subsequence to this increase.

Authorizations by Shareholders’ Meeting

With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, -with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.

Furthermore, on May 30, 2014, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 30, 2014 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or

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2016 Consolidated Financial Statements

indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

b) Dividends

Dividends distribution in 2016 and capital increase

Approval was given at the Shareholder´s Meeting of Telefónica S.A. of May 12, 2016 to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.40 euros per outstanding share carrying dividend rights. The dividend was paid in full on May 19, 2016, and the total amount paid was 1,906 million euros.

On November 11, 2016 the Executive Commission of Telefónica, S.A.’s Board of Directors approval to pay a scrip dividend amounting to approximately 0.35 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments.The payment was paid on December 7, 2016, with and impact in equity amounting to 500 million euros.

Additionally, the shareholders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase was 137,233,781 shares with a nominal value of 1 euro each.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 24 million euros of profit in 2016.

The Company’s Board of Directors will submit the following proposed distribution of 2016 profit for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	2
Other reserves	22

Total	24

Dividends distribution in 2015 and capital increase

Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.40 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.

At its meeting held on November 13, 2015, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder’s Meeting of Telefónica, S.A. held on June 12, 2015.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 20.01% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 7, 2015, representing an impact in equity of 337 million euros.

The shareholders of 79.99% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 110,857,946 shares with a nominal value of 1 euro each.

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2016 Consolidated Financial Statements

Dividends distribution in 2014 and capital increase

Approval was given at the Board of Directors’ Meeting of April 25, 2014 to pay a gross 0.40 euros dividend per outstanding share against 2014 profit. This dividend was paid on May 7, 2014 for a gross amount of 1,790 million euros.

At its meeting held on November 14, 2014, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder’s Meeting held on May 30, 2014.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of fifteen calendar days. Once this trading period ended, the shareholders of 15.8% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 8, 2014, representing an impact in equity of 242 million euros.

The shareholders of 84.2% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 106,179,744 shares with a nominal value of 1 euro each.

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2016 Consolidated Financial Statements

c) Other equity instruments

Undated deeply subordinated securities

The undated deeply subordinated securities have been issued by Telefónica Europe B.V. unless specified otherwise.

The characteristic of the undated deeply subordinated securities during the exercises 2016, 2015 and 2014 are the following (millions of euros):

Coupon
Issue date		Annual Fix	Variable	Exercisable from issuer	2016	2015	2014
09/15/16		3.750%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	—	—
03/30/15	(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	452	—
12/04/14		4.20%	from 12/04/19 rate SWAP + spread incremental	2019	850	850	850
03/25/14		5%	from 03/25/20 rate SWAP + spread incremental	2020	750	750	750
		5.875%	from 03/25/24 rate SWAP + spread incremental	2024	1,000	1,000	1,000
11/26/13		6.75%	from 11/26/20 rate SWAP + spread incremental	2020	716	716	716
09/18/13		6.5%	from 09/18/18 rate SWAP + spread incremental	2018	1,125	1,125	1,125
		7.625%	from 09/18/21 rate SWAP + spread incremental	2021	625	625	625

					6,518	5,518	5,066

(*)	Issued by Colombia Telecomunicaciones, S.A. ESP (500 million US dollars)

In all issuances of subordinated perpetual instruments, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

On September 15, 2016, Telefónica Europe, B.V. issued undated deeply subordinated guaranteed fixed rate reset securities, with the subordinated guarantee of Telefónica, S.A., in an aggregate principal amount of 1,000 million euros and subject to a call option exercisable starting on the fifth anniversary and a half from the issuance date. The Securities will accrue interest at a rate of 3.75% annually as from (and including) the issue date up to March 15, 2022. From (and including) March 15, 2022, the Securities will accrue a fixed rate of interest equal to the applicable 5.5 year Swap Rate plus a margin of: (i) 3.858% per year as from 15 March 2022 up to (but excluding) 15 March 2027; (ii) 4.108% per year as from March 15, 2027 up to (but excluding) March 15, 2042; and (iii) 4.858% per year as from (and including) March 15, 2042.

In 2016, the payment of the coupons related to the undated deeply subordinated in an aggregate amount, net of tax effects, of 255 million euros (247 and 129 million euros in 2015 and 2014, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity.

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2016 Consolidated Financial Statements

Notes mandatorily convertible into shares of Telefónica, S.A.

On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of notes mandatorily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer at any time from the 41st day after the issue date up to the 25th trading day prior to the maturity date. The minimum conversion price of the notes will be equal to 11.9 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

These notes mandatorily convertible were compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”. The second coupon was paid in 2016 amounting to 74 million euros (73 million euros in 2015).

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2015, this reserve was amounting to 984 million euros. The Shareholders´ Meeting at May 12, 2016 approved an allocation of 1 million with a charge to the profit of exercise 2015. At December 31, 2016, after the capital increase carried forward in 2016, the Company needs to increase the legal reserve by 23 million euros additionally, until obtain the legal reserve will fully constituted. The proposed distribution of 2016 profit includes an allocation of 2 million euros regarding this concept.

e) Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined-benefit plans and the payment of coupons related to subordinated securities, if applicable.

In addition, these reserves include revaluation reserves and reserve for cancelled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7 and may be used, free of tax, to offset any losses incurred in the future and to increase capital. Also it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros was reclassified to “Retained earnings” in 2016 (8 million euros in 2015 and 6 million euros in 2014), corresponding to revaluation reserves subsequently considered unrestricted. At December 31, 2016, this reserve amounts to 85 million euros (93 million euros at December 31, 2015).

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2016, a reserve for cancelled share capital amounting to 75 million euros was recorded, the same amount as the capital reduction made in the year. In 2015, a reserve for cancelled share capital amounting to 74 million euros, the same amount as the capital reduction made in the year. The cumulative amount at December 31, 2016 and 2015 was 731 and 656 million euros, respectively.

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2016 Consolidated Financial Statements

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2016	2015(*)	2014
Brazilian real	(5,999)	(9,884)	(5,552)
Venezuelan bolivars	(3,165)	(3,141)	(2,923)
Pound sterling	(2,918)	(1,395)	(1,901)
Other currencies	(2,658)	(2,369)	(1,756)

Total Group	(14,740)	(16,789)	(12,132)

(*)	Amended data (See Note 2).

g) Treasury share instruments

At December 31, 2016, 2015 and 2014, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%

(*)	Millions of euros

In 2016, 2015 and 2014 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134

Treasury shares purchases in 2016 amounted to 668 million euros (1,654 million euros and 1,176 million euros in 2015 and 2014, respectively).

Treasury shares sold, including share plan redemptions, in 2016, 2015 and 2014 amounted to 26 million euros , 593 million euros and 1 million euros, respectively.

The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of Telefónica, S.A.´s treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).

On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2013-2016” (“PIP 2013-2016”) ended, which did not entail the delivery of any shares to Telefónica Group managers.

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).

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2016 Consolidated Financial Statements

On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,627,988 of the own shares of Telefónica, S.A. totalling 813 million euros were cancelled.

On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros were cancelled.

The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent to 35.2 million of Telefónica shares in 2016 (33.8 million equivalent shares in 2015), recognized under “Current interest-bearing debt” in the consolidated financial statements for both fiscal years.

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2016 Consolidated Financial Statements

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2016, 2015 and 2014 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/15	Sales of non- controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/16
Telefônica Brasil, S.A.	4,644	—	—	(232)	257	1,099	(12)	5,756
Telefónica Deutschland Holding, A.G.	4,638	—	—	(263)	(217)	—	(8)	4,150
Colombia Telecomunicaciones, S.A., ESP	(30)	—	—	—	(32)	(7)	(19)	(88)
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(28)	19	8	1	354
Other	59	1	(8)	(1)	3	3	(1)	56

Total	9,665	1	(8)	(524)	30	1,103	(39)	10,228

Millions of euros	Balance at 12/31/14	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/15
Telefônica Brasil, S.A.	3,656	4,359	(1,714)	(346)	288	(1,603)	4	4,644
Telefónica Deutschland Holding, A.G.	5,178	—	(116)	(268)	(159)	—	3	4,638
Colombia Telecomunicaciones, S.A., ESP	(50)	17	—	—	(8)	8	3	(30)
Telefónica Centroamericana Inversiones, S.L.	326	—	—	(25)	18	34	1	354
Other	76	(8)	—	(2)	(4)	—	(3)	59

Total	9,186	4,368	(1,830)	(641)	135	(1,561)	8	9,665

Millions of euros	Balance at 12/31/13	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/14
Telefónica Czech Republic, a.s.	666	—	(666)	—	—	—	—	—
Telefônica Brasil, S.A.	3,491	—	—	(269)	423	(5)	16	3,656
Telefónica Deutschland Holding, A.G.	1,962	3,615	—	(122)	(277)	—	—	5,178
Colombia Telecomunicaciones, S.A., ESP	(165)	—	—	—	91	7	17	(50)
Telefónica Centroamericana Inversiones, S.L.	283	6	—	(14)	9	41	1	326
Other	60	10	—	(1)	5	4	(2)	76

Total	6,297	3,631	(666)	(406)	251	47	32	9,186

Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, which are Telefônica Brasil and Telefónica Germany, are included in Note 4. The statements of cash flows of these companies are as follows:

Millions of euros
Telefônica Brasil	2016	2015	2014
Net cash flow provided by operating activities	3,123	2,893	3,138
Net cash flow used in investing activities	(2,039)	(4,111)	(2,544)
Net cash flow used in financing activities	(1,218)	1,530	(1,096)

	(134)	312	(502)

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2016 Consolidated Financial Statements

Millions of euros
Telefónica Germany	2016	2015	2014
Net cash flow provided by operating activities	2,154	2,081	1,620
Net cash flow used in investing activities	(1,252)	(2,180)	(4,081)
Net cash flow used in financing activities	(1,323)	(1,023)	3,530

	(421)	(1,122)	1,069

2016

In 2016 movement is remarkable the effect of dividends declared by Telefónica Brazil, S.A. and Telefónica Deutschland Holding, A.G., as well as the impact of translation differences, mainly by the evolution of the Brazilian real.

Colombia Telecomunicaciones and its shareholders are analyzing the most appropriate measures to strengthen its equity position.

2015

In 2015, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefônica Brasil, S.A. for the acquisition of GVT, and the changes in the investment percentages related to the same operation (see Note 5). Additionally, it is worth highlighting the changes in the investment percentages in Colombia Telecomunicaciones, pursuant to amendment nº 1 of the Framework investment Agreement executed with the Colombian Government (see Note 21.b).

2014

In 2014, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefónica Deutschland Holding, A.G. for the acquisition of E-Plus, and the changes in the investment percentages related to the same operation, amounting to 3,627 million euros, revised data to reflect the finalization of the purchase price allocation of E-Plus (see Note 5). The removal of Telefónica Czech Republic, a.s. from the scope of consolidation is also significant.

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2016 Consolidated Financial Statements

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2016 and 2015 is as follows:

December 31, 2016

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,716	270	1,333	3,332	864	5,766	21	—	3,114	9,765	9,765
Investments	—	—	825	—	620	205	—	—	—	825	825
Long-term credits	—	270	508	—	76	681	21	—	1,330	2,108	1,954
Deposits and guarantees	—	—	—	—	—	—	—	—	1,938	1,938	1,938
Derivative instruments	1,716	—	—	3,332	168	4,880	—	—	—	5,048	5,048
Impairment losses	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	883	118	115	1,173	483	1,806	—	39	4,362	6,690	6,690
Financial investments	883	118	115	1,173	483	1,806	—	39	626	2,954	2,954
Cash and cash equivalents	—	—	—	—	—	—	—	—	3,736	3,736	3,736

Total financial assets	2,599	388	1,448	4,505	1,347	7,572	21	39	7,476	16,455	16,455

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2016 Consolidated Financial Statements

December 31, 2015 (*)

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,340	238	1,823	2,975	1,511	5,847	18	148	2,881	10,405	10,405
Investments	—	—	1,289	—	1,068	221	—	—	—	1,289	1,289
Long-term credits	—	238	534	—	79	675	18	145	1,966	2,883	2,376
Deposits and guarantees	—	—	—	—	—	—	—	3	1,422	1,425	1,425
Derivative instruments	2,340	—	—	2,975	364	4,951	—	—	—	5,315	5,315
Impairment losses	—	—	—	—	—	—	—	—	(507)	(507)	—
Current financial assets	859	116	85	1,540	448	2,152	—	10	3,058	5,668	5,668
Financial investments	859	116	85	1,540	448	2,152	—	10	443	3,053	3,053
Cash and cash equivalents	—	—	—	—	—	—	—	—	2,615	2,615	2,615

Total financial assets	3,199	354	1,908	4,515	1,959	7,999	18	158	5,939	16,073	16,073

(*)	Amended data (see Note 2).

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

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2016 Consolidated Financial Statements

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2016 and 2015 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Total
Balance at 12/31/14	1,278	3,137	1,561	5,499	(502)	10,973
Acquisitions	156	1,305	140	489	(30)	2,060
Disposals	(2,349)	(911)	(146)	(26)	(1)	(3,433)
Inclusion of companies	—	29	160	—	—	189
Translation differences	(7)	(83)	(411)	81	30	(390)
Fair value adjustments and financial updates	522	55	119	586	—	1,282
Transfers and others	1,689	(649)	2	(1,314)	(4)	(276)
Balance at 12/31/15	1,289	2,883	1,425	5,315	(507)	10,405
Acquisitions	73	995	169	73	(13)	1,297
Disposals/Aplication	(446)	(975)	(102)	(270)	402	(1,391)
Translation differences	8	(31)	337	(15)	30	329
Fair value adjustments and financial updates	(103)	(21)	102	151	—	129
Transfers and others	4	(743)	7	(206)	(66)	(1,004)
Balance at 12/31/16	825	2,108	1,938	5,048	(154)	9,765

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Investments

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

On July 10, 2016, Telefónica sold 1.51% of the share capital of China Unicom (Hong Kong) Limited for 322 million euros (see Note 20). This transaction had a negative impact of 155 million euros on consolidated financial results. At December 31, 2016, Telefónica maintained a 1% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 263 million euros (2.51% at December 31, 2015, valued at 672 million euros).

Additionally, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 283 million euros (298 million euros at December 31, 2015), representing 0.67% of its share capital at December 31, 2016 (0.69% at December 31, 2015).

As of December 31, 2014, the stake in Telco, S.p.A. was 66% amounting to a book value of 73 million euros (registered as available-for-sale financial asset). The demerger of Telco, S.p.A. was formalized on June 17, 2015. Thereafter, the ordinary shares in Telecom Italia, S.p.A. held by Telco, S.p.A. (equivalent to 22.3% of the company’s ordinary share capital) were assigned to shareholders, whereby the new company Telco TE, S.p.A., fully-owned by Telefónica (consolidated under the full integration method), received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia. “Transfers and others” of the above table in 2015 mainly includes the impact of the aforementioned demerger (see Note 9).

In compliance with the commitments undertaken in the acquisition agreement of GVT, Telefónica delivered 1,110 million ordinary shares in Telecom Italia, S.p.A. (representing 8.2% of the ordinary shares in the company) to Vivendi, S.A. in exchange for 4.5% of the share capital in Telefônica Brasil, S.A. (see Note 5).

Also, Telco TE, S.p.A. signed a sale and purchase agreement with a financial entity to transfer 872 million ordinary shares in Telecom Italia S.p.A., representing 6.5% of the ordinary shares of the latter, for approximately 1,025 million euros.

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica, S.A. to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. in July 2014 and maturing in July, 2017. These instruments are recorded under caption “Derivative instruments” of financial liabilities on the accompanying disclosure.

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2016 Consolidated Financial Statements

The positive impact in the Net financial expense for the year 2015 related with the transactions with Telecom Italia shares described above amounted to 380 million euros.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

Long-term credits and impairment losses

The composition of long-term credits is as follows:

Million euros	12/31/2016	12/31/2015 (*)
Long-term trade receivables	593	703
Long-term prepayments	338	371
Long-term receivables for indirect taxes	144	104
Other long-term credits	1,033	1,705

Total	2,108	2,883

(*)	Amended data (see Note 2).

“Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 749 million euros and 747 million euros at December 31, 2016 and 2015, respectively. These assets are mainly intended to cover the obligations from the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15).

The movement in impairment corrections in 2016, was mainly due to the write-off of long-term receivables after the agreement reached by Telefónica Móviles México with other operators on disputes over interconnection tariffs in prior years.

Derivative financial assets

In “Transfers and others” in 2015 there was the reclassification to short-term derivative financial assets relating to Telefónica, S.A., amounting to 1,292 million euros.

b) Current financial assets

This heading of financial investments includes the following items:

•	Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 1,872 million euros at December 31, 2016 (2,140 million euros at December 31, 2015).

•	Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 304 million euros at December 31, 2016 (396 million euros at December 31, 2015), recorded at fair value.

•	Short-term deposits and guarantees amounting to 450 million euros at December 31, 2016 (269 million euros at December 31, 2015) including collateral guarantees on derivatives with BBVA amounting to 240 million euros (see Note 10).

•	Short-term credits, net of impairment provisions, amounting to 205 million euros at December 31, 2016 (222 million euros at December 31, 2015).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

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2016 Consolidated Financial Statements

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2016 and the corresponding maturities schedule is as follows:

Millions of euros

	Current	Non-current
Maturity	2017	2018	2019	2020	2021	Subsequent years	Non-current total	Total
Debentures and bonds	7,559	4,992	3,501	4,951	4,765	16,316	34,525	42,084
Promissory notes & commercial paper	3,061	—	—	113	—	186	299	3,360

Total Issues	10,620	4,992	3,501	5,064	4,765	16,502	34,824	45,444

Loans and other payables	3,357	1,903	1,336	780	1,482	2,540	8,041	11,398
Derivative instruments (Note 16)	772	300	348	1,003	533	563	2,747	3,519

Total	14,749	7,195	5,185	6,847	6,780	19,605	45,612	60,361

The estimate of future payments for interest on these financial liabilities at December 31, 2016 is as follows: 2,168 million euros in 2017, 1,694 million euros in 2018, 1,436 million euros in 2019, 1,185 million euros in 2020, 956 million euros in 2021 and 5,185 million euros in years after 2021. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2016.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, (1,872 million euros), and those classified as non-current, (5,048 million euros) (i.e., those with a positive mark-to-market).

In 2015 and 2016 the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flow used in financing activities (see Note 20). At December 31, 2016 the corresponding amount pending payment, recognized in “Loans and other payables”, was 210 million euros (927 million euros at December 31, 2015). The deferred payments made in relation to this item during the year amounted to 1,758 million euros (5 million euros in 2015).

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2016 Consolidated Financial Statements

The composition of these financial liabilities, by category, at December 31, 2016 and 2015 is as follows:

December 31, 2016

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	45,444	45,444	48,686
Loans and other payables	—	—	—	—	—	—	11,398	11,398	11,398
Derivative instruments	2,299	—	1,220	64	3,455	—	—	3,519	3,519

Total financial liabilities	2,299	—	1,220	64	3,455	—	56,842	60,361	63,603

December 31, 2015 (*)
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	360	—	360	—	45,012	45,372	48,761
Loans and other payables	—	—	—	—	—	—	11,380	11,380	11,284
Derivative instruments	2,582	—	753	146	3,189	—	—	3,335	3,335

Total financial liabilities	2,582	—	1,113	146	3,549	—	56,392	60,087	63,380

(*)	Amended data (see Note 2).

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2016, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Panama, Ecuador and Guatemala) which amount to approximately 4% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level. Some of the financing arranged by Colombia Telecomunicaciones, S.A., ESP is subject to compliance with a financial covenant, that, once it has been reached, the amount of any new additional indebtedness is limited to approximately 285 million euros equivalents (at December 31, 2016, 112 million euros were available), without a breach has taken place.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2016 and 2015 as a result of fair value interest rate and exchange rate hedges.

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2016 Consolidated Financial Statements

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2016 and 2015 is as follows:

Millions of euros	Debenture and bond issues	Short-term promissory notes and commercial paper	Total
Balance at 12/31/14	44,228	502	44,730
New issues	1,602	1,308	2,910
Redemptions, conversions and exchanges	(3,805)	—	(3,805)
Revaluation and other movements	1,532	5	1,537
Balance at 12/31/15	43,557	1,815	45,372
New issues	5,693	1,566	7,259
Redemptions, conversions and exchanges	(6,873)	(25)	(6,898)
Revaluation and other movements	(293)	4	(289)
Balance at 12/31/16	42,084	3,360	45,444

Debentures and bonds

At December 31, 2016, the nominal amount of outstanding debentures and bonds issues is 40,055 million euros (41,252 million euros at December, 31, 2015). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2016, as well as the significant issues made in the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. , Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are, directly or indirectly, fully-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•	At December 31, 2016, Telefónica Europe, B.V. had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2016 was 2,630 million euros, issued at an average interest rate of -0.01% for 2016 (1,431 million euros issued in 2015 at an average rate of 0.089%).

•	At December 31, 2016, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2016 amounting to 370 million euros (66 million euros in 2015).

On March 13, 2015 Telefónica Germany, GmbH & Co. OHG made an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) for an aggregate amount of 300 million euros with different maturity terms until 2032.

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2016 Consolidated Financial Statements

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2016 was 3.84% (2.31% in 2015). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2016 and 2015 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2016 mainly includes the following:

Description	Limit 12/31/2016 (millions)	Currency	Outstanding balance 12/31/2016 (million euros)	Arrangement date	Maturity date	Drawdown 2016 (million euros)	Repayment 2016 (million euros)
Telefónica, S.A.
Structured financing (*)	669	USD	635	02/22/13	01/31/23	—	(111)
Structured financing (*)	532	USD	505	08/01/13	10/31/23	124	(82)
Syndicated facility (1)(Note 20)	3,000	EUR	—	02/18/14	02/18/21	1,280	(1,980)
Syndicated facility (2)	2,500	EUR	550	02/19/15	02/19/22	300	(250)
Syndicated facility (3) (Note 20)	1,500	EUR	—	11/17/15	02/15/19	3,070	(3,070)
Structured financing (*)	737	USD	324	12/11/15	03/11/26	337	(12)
Structured financing (*)	492	EUR	240	12/11/15	03/11/26	248	(8)
Bilateral loan	100	EUR	100	02/23/16	02/23/19	100	—
Bilateral loan	100	EUR	100	02/23/16	02/23/21	100	—
Loan	300	EUR	300	03/08/16	03/08/21	300	—
Bilateral loan	300	EUR	300	10/24/16	03/19/19	300	—
Telefónica Móviles Chile, S.A.
Syndicated facility	150	USD	142	04/15/16	04/15/21	142	—
Telefónica Germany GmbH & Co. OHG
Syndicated facility	750	EUR	50	03/22/16	03/22/21	600	(550)
EIB Financing (4)	450	EUR	250	06/13/16	06/13/25	250	—
Telefónica Europe, B.V.
Structured financing (*)	1,500	EUR	—	11/28/16	11/28/24	—	—

(1)	Extended for 12 additional months of the syndicated facility signed in February 2014.
(2)	Extended for 12 additional months of the syndicated facility signed in February 2015.
(3)	On November 15, 2016 an amendment was signed extending the maturity for 12 additional months of the syndicated facility and an early repayment of 1,500 million euros was made.
(4)	This financing is Split in 5 tranches with a maturity to as late as 2025.
(*)	Facility with amortization schedule.

At December 31, 2016, the Telefónica Group presented availabilities of financing from different sources amounting approximately to 14,627 million euros (of which 13,491 million euros maturing in more than twelve months) (13,684 million euros at December 31, 2015).

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2016 Consolidated Financial Statements

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2016 and 2015, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/16	12/31/15	12/31/16	12/31/15
Euro	5,174	5,798	5,174	5,798
US dollar	2,812	2,596	2,668	2,384
Brazilian Real	4,744	5,218	1,381	1,228
Colombian Peso	5,473,409	5,131,558	1,731	1,497
Pounds Sterling	109	13	127	17
Other currencies			317	456

Total Group			11,398	11,380

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2016 Consolidated Financial Statements

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2016		12/31/2015 (*)
	Non-current	Current	Non-current	Current
Trade payables	80	8,043	78	8,668
Payables to suppliers of property, plant and equipment	9	3,816	10	3,701
Debt for spectrum acquisition	608	504	936	438
Other payables	325	1,721	358	2,048
Deferred revenue	903	1,569	1,006	1,473
Payable to associates and joint ventures (Note 9)	—	497	—	806

Total	1,925	16,150	2,388	17,134

(*)	Amended data (see Note 2).

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns. In addition, grants are included amounting to 110 million euros (116 million euros at December 31, 2015).

At December 31, 2016, “Debt for spectrum acquisition” comprises the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 654 million euros (798 million euros at December 31, 2015), and the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brazil, amounting to an equivalent of 288 million euros (210 million euros at December 31, 2015, see Appendix VI). The short term payables in Mexico and Brazil for the concepts previously mentioned, at December 31, 2016, amounted to 73 and 261 million euros, respectively (88 and 94 million euros, respectively at December 31, 2015).

The detail of current “Other payables” at December 31, 2016 and 2015 is as follows:

Millions of euros	Balance at 12/31/2016	Balance at 12/31/2015 (*)
Dividends pending payment to non-controlling interests	257	229
Accrued employee benefits	774	788
Advences received on orders	189	217
Other non-financial non-trade payables	501	814

Total	1,721	2,048

(*)	Amended data (see Note 2).

“Other non-financial non-trade payables” at December 31, 2015 included Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation (see Note 18). The pending payment at December 31, 2016 amounted to 272 million euros.

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2016 Consolidated Financial Statements

Information on average payment period to suppliers. (Third additional provision, “Information requirement” of Law 15/2010 of July 5)

In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2016	2015
Number of days
Weighted average maturity period	45	49
Ratio of payments	45	50
Ratio of outstanding invoices	42	36

Million of euros
Total payments	6,727	6,397
Outstanding invoices	651	710

The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2016 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2016 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2016, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) dated January 29, 2016, amounted to 45 days (49 days in 2015).

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2016 Consolidated Financial Statements

Note 15. Provisions

The amounts of provisions in 2016 and 2015 are as follows:

	12/31/2016			12/31/2015 (*)
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,002	6,147	7,149	1,007	5,371	6,378
Termination plans	709	1,685	2,394	707	1,876	2,583
Post-employment defined benefit plans	3	935	938	—	689	689
Other benefits	290	3,527	3,817	300	2,806	3,106
Other provisions	1,218	3,726	4,944	1,015	3,083	4,098

Total	2,220	9,873	12,093	2,022	8,454	10,476

(*)	Amended data (see Note 2).

In 2016 the Group recorded a provision in the amount of 1,380 million euros (3,217 million euros in 2015) in order to increase the efficiency for the future representing a further step towards the initiatives focusing on the simplification and transformation of Telefónica. Of this amount, 789 million euros relates to the Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan described in “Other benefits” (2,896 million euros in 2015).

Termination plans

The movement in provisions for post-employment plans in 2016 and 2015 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/14	3,386
Additions	217
Retirements/amount applied	(1,031)
Transfers	(14)
Translation differences and accretion	25
Provisions for post-employment plans at 12/31/15	2,583
Additions	571
Retirements/amount applied	(822)
Transfers	35
Translation differences and accretion	27
Provisions for post-employment plans at 12/31/16	2,394

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Telefónica Spain

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2016 and 2015 amounted to 152 and 268 million euros, respectively. The amount for this provision classified as current totaled 69 million euros at December 31, 2016.

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2016 and 2015 amounted to 1,353 and 1,705 million euros, respectively. The amount for this provision classified as current totaled 322 million euros at December 31, 2016.

The companies bound by these commitments calculated provisions required at 2016 and 2015 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000C mortality tables and a high quality credit market based interest rate.

The discount rate used for these provisions at December 31, 2016, was 0.47%, with an average length of the plans of 2.5 years.

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2016 Consolidated Financial Statements

Telefónica Germany

Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus (see Note 5) in a bid to increase profitability by securing operational synergies, a provision for employee restructuring was made in 2014 amounting to 321 million euros (additional 4 million euros in 2015). In 2016 an additional provision was made amounting to 46 million euros.

This provision amounted to 100 million euros at December 31, 2016 (174 million euros at December 31, 2015).

Telefónica, S.A.

With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company has, on the one hand, extended the plan termination until 2018 and on the other hand, has set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company. The amount accrued for this concept at December 31, 2016 totals 184 million euros (120 million euros in 2015).

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2016

Millions of euros	Spain	UK	Germany	Brazil	Hispano- américa	Others	Total
Obligation	533	1,834	233	737	25	16	3,378
Assets	—	(1,662)	(128)	(982)	—	(8)	(2,780)
Net provision before asset ceiling	533	172	105	(245)	25	8	598
Asset ceiling	—	—	—	337	—	—	337
Net provision	533	172	105	95	25	8	938
Net assets	—	—	—	3	—	—	3

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2016 Consolidated Financial Statements

12/31/2015 (*)

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Others	Total
Obligation	552	1,613	198	449	31	15	2,858
Assets	—	(1,753)	(122)	(637)	—	(10)	(2,522)
Net provision before asset ceiling	552	(140)	76	(188)	31	5	336
Asset ceiling	—	—	—	206	—	—	206
Net provision	552	5	76	20	31	5	689
Net assets	—	145	—	2	—	—	147

(*)	Amended data (see Note 2).

The movement in the present value of obligations in 2016 and 2015 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Other	Total
Present value of obligation at 12/31/14	593	1,529	201	624	37	11	2,995
Translation differences	—	94	—	(146)	(15)	1	(66)
Current service cost	8	—	7	2	6	—	23
Interest cost	8	60	4	61	3	1	137
Actuarial losses and gains	(8)	(38)	(12)	(44)	4	2	(96)
Benefits paid	(49)	(32)	(2)	(48)	(4)	—	(135)
Present value of obligation at 12/31/15	552	1,613	198	449	31	15	2,858
Translation differences	—	(251)	—	125	(9)	—	(135)
Current service cost	7	—	6	1	7	—	21
Interest cost	8	54	5	59	4	1	131
Actuarial losses and gains	17	444	31	149	2	—	643
Benefits paid	(51)	(26)	(3)	(46)	(3)	—	(129)
Other movements	—	—	(4)	—	(7)	—	(11)
Present value of obligation at 12/31/16	533	1,834	233	737	25	16	3,378

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

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2016 Consolidated Financial Statements

Movements in the fair value of plan assets in 2016 and 2015 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/14	1,567	112	838	11	2,528
Translation differences	93	—	(202)	(2)	(111)
Interest income	62	3	86	1	152
Actuarial losses and gains	(53)	(1)	(42)	—	(96)
Company contributions	110	9	1	—	120
Benefits paid	(26)	(1)	(45)	—	(72)
Inclusion of companies	—	—	1	—	1
Fair value of plan assets at 12/31/15	1,753	122	637	10	2,522
Translation differences	(256)	—	171	—	(85)
Interest income	59	3	86	1	149
Actuarial losses and gains	134	(2)	132	—	264
Company contributions	—	9	1	—	10
Benefits paid	(26)	(2)	(45)	—	(73)
Other movements	(2)	(2)	—	(3)	(7)
Fair value of plan assets at 12/31/16	1,662	128	982	8	2,780

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

The Group’s principal defined-benefit plans are:

a) ITP (Spain)

Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and 60% of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 265 million euros at December 31, 2016 (291 million euros at December 31, 2015).

b) Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 268 million euros at December 31, 2016 (261 million euros at December 31, 2015).

As detailed in Note 13, the Group has long-term financial assets to cover the obligations of these two defined benefit plans.

The average length of the plans is 8 years. The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Discount rate	1.26%	1.66%	1.16%	1.48%
Expected rate of salary increase	0% - 0.5%	0% - 0.5%	—	—
Mortality tables	PERM/F-2000P - OM77	PERM/F-2000P - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

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The table below shows the sensitivity of the value of termination, post-employment and other obligations, among which is included the Individual Suspension Plan, of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-318	-273	291	251

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 291 million euros and have a positive impact on income statement of 251 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 318 million euros and have a negative impact on income statement of 273 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 16).

Telefónica United Kingdom Pension Plan

The Telefónica United Kingdom Pension Plan provides pension benefits to the various companies of the Telefónica Group in United Kingdom coming from the O2 Group. The Plan is comprised of defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual with effect from February 28, 2013. The companies continued to provide retirement benefits through the defined contribution sections of the Plan.

The number of beneficiaries of these plans at December 31, 2016 and 2015 are 4,532 and 4,548 respectively. At December 31, 2016, the weighted average duration of the Plan was 23 years.

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2016	12/31/2015
Nominal rate of pension payment increase	3.15%	3.15%
Discount rate	2.60%	3.80%
Expected inflation	3.35%	3.35%
Mortality tables	95% S2NA, CMI 2015 1%	95% S2NA, CMI 2015 1%

The increase in the present value of the obligation in 2016 is mainly a result of the decrease of the rate used to discount it, decisively affected by the fall in interest rates. The methodology used to calculate the discount rate is the same as that of the prior year.

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Fair value of Plan assets is as follows:

Millions of euros	12/31/2016	12/31/2015
Shares	357	350
Bonds	1,306	1,294
Cash equivalents	(1)	109

Total	1,662	1,753

At December 31, 2016, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	123
Expected inflation (0.25% increase)	105
Life expectancy (1 year longer)	43

Telefônica Brazil pension plans

Telefônica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes PREV	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Telefónica Data and TGLog

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2016	12/31/2015
Discount rate	10.77% - 10.85%	12.53% - 13.63%
Nominal rate of salary increase	6.18%	6.69%
Long term inflation rate	4.50%	4.00%
Growth rate for medical costs	7.64%	8.15% - 9.18%
Mortality tables	AT 2000 M/F	AT 2000 M/F

On September 30, 2015, the Conselho Deliberativo da Sistel approved, pursuant to a court judgment, the creation of a fund (Fundo de Compensação e Solvência) formed from the capital of the special reserve under the PBS-A plan, to bridge the shortfall existing in another of the plans managed by the body and sponsored by Telefônica Brasil, known as PAMA. The ruling requires the sponsoring companies, including Telefônica Brasil, to maintain the coverage of the original

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PAMA plan and to rectify any deficits that may arise. This transfer of reserves led to a real reduction in future contributions, which had a positive impact on Other comprehensive income for the year 2015, in the amount of 430 million Brazilian reais (101 million euros, approximately), 284 million reais net of tax (67 million euros, approximately).

The discount rate and the growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and that may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	513	493	535
Health plans	224	209	240

Total obligation	737	702	775

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	513	513	513
Health plans	224	259	195

Total obligation	737	772	708

Other benefits

Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Agreement of Related Companies was extended until 2018, by virtue of the provisions of this same agreement.

This plan is based on mutual agreement between the company and the employees, and implies the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. The employees who meet the age and seniority requirements may enter into the Individual Suspension Plan (PSI) in the periods opened for this purposes.

In 2016, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypothesis about estimated number of accessions and future reintegration ratio) was recognized. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order) and a high quality credit market based interest rate.

An expense of 789 million euros was recorded for the Individual Suspension Plan in the consolidated income statement for 2016. In 2015, an expense was recognized totaling 2,896 million euros, for those commitments assumed when the Collective Agreement of Related Companies was initially signed. The corresponding provision is recognized under “Other provisions” in the above table, with a balancing entry in the consolidated income statement under “Personnel expenses”. The provision as of December 31, 2016 amounted to 3,666 million euros.

The discount rate used for these provisions at December 31, 2016, was 0.9%, with an average length of the Plan of 5.7 years.

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Other provisions

The movement in “Other provisions” in 2016 and 2015 is as follows:

Millions of euros
Other provisions at December 31, 2014	3,828
Additions and accretion	1,464
Retirements/amount applied	(898)
Inclusion of companies	220
Transfers	63
Translation differences and other	(579)
Other provisions at December 31, 2015	4,098
Additions and accretion	1,403
Retirements/amount applied	(889)
Translation differences and other	332
Other provisions at December 31, 2016	4,944

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

“Other provisions” include the provisions for dismantling of assets recognized by Group companies in the amount of 1,001 million euros (786 million euros at the 2015 year end), of which 457 million euros correspond to Telefónica Germany (394 million euros at the 2015 year end).

In addition to the employee restructuring plan in Telefónica Deutschland described above, this company made provisions of 43 and 69 million euros in 2016 and 2015, respectively, primarily to cover the costs linked to the cancellation of certain contracts as a result of the integration with E-Plus (see Note 5).

At December 31, 2016, Telefónica Brazil has the following provisions for an amount of 2,099 million euros equivalent to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 1,139 million euros (817 million euros at December 31, 2015).

•	Provisions for labor-related contingencies of approximately 413 million euros (284 million euros at December 31, 2015), which basically relate to claims filed by former and outsourced employees.

•	Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 547 million euros (393 million euros at December 31, 2015).

In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 17). At December 31, 2016 this provision amounted to 464 million euros.

The provision relating to the goodwill amortized for tax, mainly related to the acquisition of Vivo, amounts to 147 million euros at December 31, 2016 (79 million euros at December 31, 2015, see Note 17).

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

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Note 16. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

•	Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.

•	Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

•	Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

•	Liquidity risk: the Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

•	Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

•	Credit risk: appears when a counterpart fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt plus commitments and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).

For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent)

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by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

At December 31, 2016, net debt in Latin American currencies was equivalent to approximately 6,486 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2016, the Telefónica Group’s net debt denominated in dollars was equivalent to 497 million euros.

At December 31, 2016, the debt in pounds sterling was approximately 1.85 times the value of the business’ operating income before depreciation and amortization (OIBDA) in 2016 for Group companies in the United Kingdom, which is in line with the target of twice that of previous years. At December 31, 2016, the debt denominated in pounds sterling was equivalent to 3,000 million euros, which is less than the 6,227 million euros at December 31, 2015 as a result of the current hedging policy at the end of 2015 related to the sale of the subsidiary O2 in the United Kingdom, which in the end was not approved by the European regulator in 2016 (see Note 2).

The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the balance sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

In 2016, negative foreign exchange differences (excluding monetary correction) amounted to 694 million euros (616 million euros in 2015), mainly due to fluctuations in the exchange rate of the Venezuelan bolivar from 198.70 to 673.76 Venezuelan bolívar fuerte per US dollar, that resulted in exchange losses of 882 million euros. On the other hand, the pound sterling hedge of the sale of Telefónica O2 UK provided an exchange gain of 187 million euros.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2016 was considered constant during 2017; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2017 and identical to that existing at the end of 2016. In both cases, Latin American currencies are assumed change their value against the dollar and the rest of the currencies against the euro by 10%.

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Millions of euros

Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	43	(241)
USD vs EUR	10%	2	(21)
European currencies vs EUR	10%	—	(264)
Latin American currencies vs USD	10%	41	44
All currencies vs EUR	(10)%	(43)	241
USD	(10)%	(2)	21
European currencies vs EUR	(10)%	—	264
Latin American currencies vs USD	(10)%	(41)	(44)

The Group’s monetary position in Venezuela at December 31, 2016 is a net debt position of 269,079 million Venezuelan bolivars (equivalent to approximately -379 million euros). The average exposure in 2016 has been a debtor position, which led to a higher financial income in the amount of 1,181 million euros due to the effect of the monetary correction for inflation during the year.

Interest rate risk

The main objective of the interest rate risk management policy is to bring the Company’s financing costs into line with the budget for financial expenses for the current year, as well as that indicated in the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.

In order to meet this target, Telefónica mainly carry out the following:

a)	The interest rate of borrowings tied to a variable interest rate was set.

b)	Interest rate fluctuations of debt tied to a variable interest rate were reduced.

c)	Fixed rate debt instruments were converted into variable market rate debt instruments.

These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2016, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Brazilian SELIC, the US dollar and pound sterling Libor, the Mexican UDI and the Colombian UVR. In nominal terms, at December 31, 2016, 50.8% of Telefónica’s net financial debt plus commitments (or 61% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 47.6% of net financial debt plus commitments (57% of long-term net debt) in 2015. Of the remaining 49.2% (net debt at floating rates or at fixed rates maturing in under one year), 0.5 percentage points had interest rates collared in a period over one year (or 0.3% of long-term debt), while at December 31, 2015 this was the case for 4 percentage points of net debt at floating rates or with fixed rates maturing within one year (2% of long-term net debt).

In addition, early retirement and Individual Suspension Plan liabilities (see Note 15) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial results amounted to 2,219 million euros in 2016, 14.9% lower than the previous year, thanks to savings from the management of debt (pound sterling hedges linked to United Kingdom and the lower cost of debt in European currencies). On the other hand, the higher revenues resulting from the inflation in Venezuela were mainly offset by the income from the sale of equity investments, with the capital loss from the sale of the 1.5% stake in China Unicom (-155 million euros) in 2016, and the gain from the divestment of the holding in Telecom Italia, S.p.A (380 million euros) in 2015, being of particular note (see Note 13).

To illustrate the sensitivity of the Company’s net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2016, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.

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To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2016, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros

Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(232)	138
-100bp	201	(135)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

During 2014 and 2015, they were launched two new cycles of the long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group denominated Performance Share Plan (PIP). The third and last cycle of this Plan, initially scheduled for 2016, was cancelled (see Note 19).

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2016 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2016, the average maturity of net financial debt (48,595 million euros) was 6.35 years (liquidity included).

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At December 31, 2016, gross financial debt scheduled to mature in 2017 amounted to approximately 13,326 million euros (which includes the net position of derivative financial instruments and certain current payables). These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2017, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 13,491 million euros at December 31, 2016), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2016, see Note 13.2 Financial Liabilities and Appendix V.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2016, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 4,722 million euros, which represents 9.7% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the net repatriation of funds to Spain, 781 million euros from Latin America companies have been received in 2016, of which 726 million euros were from dividends and 55 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Centro Nacional de Comercio Exterior (CENCOEX). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CENCOEX, in line with regulation number 056, article 2, section c) “Remittance of profits, income, interest and dividends from international investment” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2016, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CENCOEX.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position; however, the entity has decided not to present the netting on its consolidated statement of financial position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.

When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with Break Clauses and signing CSA´s under certain conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

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Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base growth targets in a manner that is both sustainable and consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products – due to customer target, term, channels or other commercial characteristics—are subject to specific management practices in order to mitigate the exposure to credit risk.

This commercial credit risk management model is embedded in the day-to-day operational processes, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2016, these guarantees amounted to approximately 5,134 million euros (3,990 million euros at December 31, 2015).

Capital management

Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives policy

At December 31, 2016, the nominal value of outstanding derivatives with external counterparties amounted to 152,096 million equivalent, a 11.6% decrease from December 31, 2015 (172,141 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is cancelled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. The main principles in the management of derivatives are detailed as follow:

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1) Derivatives based on a clearly identified hedged items.

Telefónica’s derivatives policy emphasizes the following points:

Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements and pass the effectiveness tests established by accounting standards to be treated as hedges for accounting purposes. The decision to arrange these hedges even if they fail the effectiveness test or if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.

2) Matching of the hedged item to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3) Matching the company contracting the derivative and the company that owns the hedged item.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, for extended use among various financial institutions, as well as the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRAs, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and FX rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

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2016 Consolidated Financial Statements

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•	Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

•	Variations in the price of commodities related to contracts that the Group has with third parties.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•	The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are cancelled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was cancelled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.

Hedges can be of three types:

•	Fair value hedges.

•	Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

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•	Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt in the currency concerned is not enough to accommodate the required hedge (for example, pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model both prospectively and retrospectively.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

7) Cancellation of derivatives.

When a derivative transaction is cancelled, the company may:

•	Cancel the derivative and pay its market value.

•	Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.

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2016 Consolidated Financial Statements

The breakdown of the financial results recognized in 2016, 2015 and 2014 is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Interest income	723	1,068	553
Dividends received	19	30	5
Other financial income	38	250	228

Subtotal	780	1,348	786

Changes in fair value of financial assets at fair value through profit or loss	438	(317)	1,004
Changes in fair value of financial liabilities at fair value through profit or loss	(463)	189	(1,059)
Transfer from equity to profit and loss from cash flow hedges (**)	(238)	(207)	(163)
Transfer from equity to profit and loss from available-for-sale assets and others	(136)	539	—
Gain/(loss) on fair value hedges	(26)	62	865
(Loss)/gain on adjustment to items hedged by fair value hedges	(6)	24	(796)

Subtotal	(431)	290	(149)

Interest expenses	(2,225)	(3,146)	(2,556)
Ineffective portion of cash flow hedges	1	—	—
Accretion of provisions and other liabilities	(466)	(313)	(400)
Other financial expenses	(365)	(520)	(200)

Subtotal	(3,055)	(3,979)	(3,156)

Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,706)	(2,341)	(2,519)

(*)	Amended data (see Note 2).
(**)	The difference in 2016 between this amount and the impact in the consolidated statement of comprehensive income (184 million euros) is because of recycling the hedges related to the operation of Telefónica United Kingdom, recorded in the exchange differences account in the consolidated income statement (see Note 23).

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2016 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2016, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2016

Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2017	2018	2019	Subsequent years	Total
Interest rate hedges	(407)	(535)	(481)	(653)	667	(1,002)
Cash flow hedges	172	(505)	150	(417)	3,597	2,825
Fair value hedges	(579)	(30)	(631)	(236)	(2,930)	(3,827)
Exchange rate hedges	(1,038)	823	1,170	359	2,760	5,112
Cash flow hedges	(1,062)	1,028	1,170	359	2,760	5,317
Fair value hedges	24	(205)				(205)
Interest and exchange rate hedges	(1,842)	(260)	24	1,149	4,273	5,186
Cash flow hedges	(1,707)	(277)	309	1,160	4,215	5,407
Fair value hedges	(135)	17	(285)	(11)	58	(221)
Net investment Hedges	(7)	(2,309)	(33)	(36)		(2,378)
Other Derivatives	(107)	1,256	(332)	(437)	(2,702)	(2,215)
Interest rate	9	1,232	(471)	(456)	(2,818)	(2,514)
Exchange rate	(101)	(574)	139	19	116	(299)
Others	(15)	598				598

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2016 amounted to a positive MTM (accounts receivable) of 3,401 million euros.

Derivatives arranged by the Group at December 31, 2016 are detailed in Appendix IV.

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2016 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2015, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2015

Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2016	2017	2018	Subsequent years	Total
Interest rate hedges	(744)	860	126	(349)	(2,336)	(1,699)
Cash flow hedges	343	(340)	460	333	2,769	3,222
Fair value hedges	(1,087)	1,200	(334)	(682)	(5,105)	(4,921)
Exchange rate hedges	(1,480)	(2,200)	891	1,170	2,936	2,797
Cash flow hedges	(1,449)	(3,058)	891	1,170	2,936	1,939
Fair value hedges	(31)	858				858
Interest and exchange rate hedges	(1,561)	462	330	362	6,072	7,226
Cash flow hedges	(1,316)	363	536	366	5,386	6,651
Fair value hedges	(245)	99	(206)	(4)	686	575
Net investment Hedges	(108)	(615)	(94)	(33)	(36)	(778)
Other Derivatives	(227)	(1,449)	(94)	(279)	(1,176)	(2,998)
Interest rate	(72)	(1,882)	(289)	(399)	(1,176)	(3,746)
Exchange rate	(434)	27	(108)	120		39
Others	279	406	303			709

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2015 amounted to a positive MTM (accounts receivable) of 4,120 million euros.

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2016 Consolidated Financial Statements

Note 17. Income tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 58 and 52 companies in 2016 and 2015, respectively.

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Group companies resident in Spain that are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.

Deferred taxes movement

The movements in deferred taxes in the Telefónica Group in 2016 and 2015 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2015	8,675	2,550
Additions	2,141	327
Disposals	(2,325)	(519)
Transfers	(194)	(12)
Translation differences and hyperinflation adjustments	(28)	14
Company movements and others	(40)	35
Balance at December 31, 2016	8,229	2,395

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2014	6,867	2,566
Additions	3,863	340
Disposals	(2,578)	(286)
Transfers	201	(100)
Translation differences and hyperinflation adjustments	(281)	(47)
Company movements and others	603	77
Balance at December 31, 2015	8,675	2,550

Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Movements in 2016

Among other changes, the amendment to the Spanish Corporate Income Tax Law by Royal Decree Law (RDL) 3/2016, of 2 December, limits the use of tax loss carryforwards to 25%. As a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it has derecognized deferred tax assets relating to tax loss carryforwards amounting to 866 million euros.

Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1st, 2013, the Group has reclassified 237 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.

Likewise, as a result of the testing on the recoverability mentioned before, the Group has capitalized tax deductions in the companies of the tax group in Spain amounting to 755 million euros, which had yet to be recognized at December 31, 2015.

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2016 Consolidated Financial Statements

In 2016 the additions of deferred tax assets recognized in the amount of 334 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans of the companies included in the tax group in Spain (see Note 15).

The companies in the Spanish tax group recognized deferred tax assets totaling 134 million euros in 2016, as a result of the limit placed on deductible financial expenses.

The disposals of deferred tax assets in 2016 also included the impact of the Group’s labor force reduction plans in Spain, amounting to 224 million euros.

The additions of deferred tax assets included tax credits recognized in the amount of 115 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2016 amounting to 89 million euros.

As a result of the testing on the recoverability of deferred tax assets in Telefónica Germany GmbH & Co OHG at year-end, this company capitalized tax losses in the amount of 112 million euros, and derecognized temporary differences in deferred tax assets amounting to 201 million euros.

The disposals of deferred tax liabilities in 2016 includes 112 million euros corresponding to the tax on dividends to foreign beneficiaries in Argentina, repealed during the year.

The movements relating deferred tax recognized directly in equity in 2016 amounted to 69 million euros of additions and 64 million euros of disposals.

Movements in 2015

Additions of deferred tax assets in 2015 included, among others, the capitalization of tax credits according to the evolution of litigation and tax inspections opened to the tax group in Spain. The capitalized amount totaled 1,157 million euros, corresponding to the recognition of all the tax loss carryforwards generated within the tax group in Spain that were unused at beginning of 2015, and the tax credit for the negative taxable base resulting from the calculation of the 2015 Income tax provision, amounting to 644 million euros.

As a result of the provision recognized for the Telefónica Spain Individual Suspension Plan (see Note 15) a temporary difference arose amounting to 724 million euros.

In 2015 Telefónica, S.A. approved a donation to the Telefónica Foundation amounting to 325 million euros (see Note 18), which generated a deferred tax asset of 130 million euros.

Colombia Telecomunicaciones recorded additions of deferred tax assets in the amount of 172 million euros, resulting mainly from the finance lease agreement with PARAPAT, and the doubtful debts portfolio.

The additions of deferred tax assets included tax credits recognized in the amount of 109 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2015 amounting to 96 million euros.

Following the internal restructuring of Telefónica Germany GmbH & Co. OHG, this company recognized deferred tax assets from temporary differences in the amount of 349 million euros, and de-recognized tax credits for loss carryforwards in the amount of 421 million euros.

Based on Spanish tax group companies’ business plans, besides the best available estimation of taxable income, within an appropriate term to the market situation where the companies operate, the Group wrote down 526 million euros of deductions, and alternatively registered tax credits derived from the above mentioned tax credits for loss carryforwards.

Disposals of deferred tax assets included the effect of the demerger of Telco, which made possible the tax deduction of the impairment caused by the difference between the acquisition value and the market value of the stake of Telefónica on the demerger date, in the amount of 744 million euros.

The disposals of deferred tax assets in 2015 also included the impact of the Group’s labor force reduction plans, amounting to 198 million euros.

“Company movements” related to the entry into the scope of consolidation of DTS and GVT (see Note 5).

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2016 Consolidated Financial Statements

Colombia Telecomunicaciones recorded additions in deferred tax liabilities in the amount of 95 million euros, resulting from temporary differences mainly related to derivative financial instruments.

The movements relating deferred tax recognized directly in equity in 2015 amounted to 36 million euros of additions and 123 million euros of disposals.

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2016 is as follows:

12/31/2016	Total	Less than 1 year	More than 1 year
Deferred tax assets	8,229	1,624	6,605
Deferred tax liabilities	2,395	448	1,947

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2016	12/31/2015 (*)
Tax credits for loss carryforwards	2,513	3,149
Unused tax deductions	1,727	938
Deferred tax assets for temporary differences	3,989	4,588

Total deferred tax assets	8,229	8,675

(*)	Amended data (see Note 2).

Tax credits for loss carryforwards

The movements in Tax credits for loss carryforwards in the Telefónica Group in 2016 and 2015 are as follows:

Tax credits for loss carryforwards	Balance at 12/31/2015	Additions	Reversals	Inclusion of companies	Translation differences and other	Balance at 12/31/2016
Spain	2,520	2	(866)	—	(39)	1,617
Germany	413	226	(89)	—	—	550
Hispanoamérica	192	157	—	—	(28)	321
Other companies	24	6	(2)	—	(3)	25

Total tax credits for loss carryforwards	3,149	391	(957)	—	(70)	2,513

Tax credits for loss carryforwards	Balance at 12/31/2014	Additions	Reversals	Inclusion of companies	Translation differences and other	Balance at 12/31/2015
Spain	1,168	1,801	(1)	439	(887)	2,520
Germany	821	109	(517)	—	—	413
Hispanoamérica	280	23	(82)	—	(29)	192
Other companies	26	—	—	—	(2)	24

Total tax credits for loss carryforwards	2,295	1,933	(600)	439	(918)	3,149

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2016 Consolidated Financial Statements

The Spanish tax group had unused tax loss carryforwards at December 31, 2016 amounting to 11,513 million euros:

12/31/2016	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	8,140	403	7,737
Tax loss carryforwards generated before consolidation in the tax group	3,373	—	3,373

Among other changes, the amendment to the Spanish Corporate Income Tax Law by Royal Decree Law 3/2016, of 2 December, limits the use of tax loss carryforwards to 25%. As a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it has derecognized deferred tax assets relating to tax loss carryforwards amounting to 866 million euros. Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2016 amounted to 1,617 million euros (2,520 million euros at December 31, 2015). This amount includes tax loss carryforwards of the companies of the DTS Group, purchased in 2015. Total unrecognized tax credits of the Spanish tax group amounted to 1.261 million euros at December 31, 2016. These tax credits do not expire.

The Group companies in Germany have recognized 550 million euros of unrecognized tax credits for loss carryforwards at December 31, 2016. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,434 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2016 amounted to 321 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 273 million euros.

Deductions

The Group has recognized 1,727 million euros corresponding to the total amount of unused tax deductions at December 31, 2016 of the tax group in Spain, generated primarily from export activity, double taxation and donations to non-profit organizations.

In 2016 and 2015, tax credits from deductions were recognized, in the amount of 755 and 65 million euros, respectively.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2016 and 2015 are as follows:

Millions of euros	12/31/2016	12/31/2015 (*)
Goodwill and intangible assets	1,347	910
Property, plant and equipment	1,243	1,124
Personnel commitments	1,665	1,491
Provisions	1,134	1,337
Investments in subsidiaries, associates and other shareholdings	—	163
Inventories and receivables	356	376
Other	1,154	1,189
Total deferred tax assets for temporary differences	6,899	6,590
Deferred tax assets and liabilities offset	(2,910)	(2,000)
Total deferred tax assets for temporary differences registered in the statement of financial position	3,989	4,590

(*)	Amended data (see Note 2).

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2016 Consolidated Financial Statements

Millions of euros	12/31/2016	12/31/2015 (*)
Goodwill and intangible assets	2,308	1,426
Property, plant and equipment	1,190	1,168
Personnel commitments	34	53
Provisions	31	31
Investments in subsidiaries, associates and other shareholdings	1,299	1,430
Inventories and receivables	85	101
Other	358	341

Total deferred tax liabilities for temporary differences	5,305	4,550

Deferred tax assets and liabilities offset	(2,910)	(2,000)

Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,395	2,550

(*)	Amended data (see Note 2).

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The heading “Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16).

Tax payables and receivables

Current tax payables and receivables at December 31, 2016 and 2015 are as follows:

Millions of euros	Balance at 12/31/2016	Balance at 12/31/2015 (*)
Taxes payable
Tax withholdings	81	134
Indirect taxes	1,086	1,047
Social security	157	160
Current income taxes payable	486	424
Other	522	476

Total	2,332	2,241

(*)	Amended data (see Note 2).

Millions of euros	Balance at 12/31/2016	Balance at 12/31/2015 (*)
Tax receivables
Indirect tax	790	593
Current income taxes receivable	601	516
Other	142	232

Total	1,533	1,341

(*)	Amended data (see Note 2).

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense from continuing operations for 2016, 2015 and 2014 is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Accounting profit before tax	3,245	906	3,635
Tax expense at prevailing statutory rate	897	209	1,046
Permanent differences	(42)	177	317
Changes in deferred tax charge due to changes in tax rates	1	(8)	89
(Capitalization) / reversal of tax deduction and tax relief	(762)	453	(74)
Reversal / (Capitalization) of loss carryforwards	714	(1,200)	(255)

Telefónica, S.A.    93

2016 Consolidated Financial Statements

Increase / (Decrease) in tax expense arising from temporary differences	(8)	72	(792)
Other	46	452	52
Income tax expense	846	155	383
Breakdown of current/deferred tax expense
Current tax expense	1,012	1,753	1,480
Deferred tax expense / (benefit)	(166)	(1,598)	(1,097)

Total income tax expense	846	155	383

(*)	Amended data (see Note 2).

“Other” in 2015 includes the impacts of the inspections in the tax group in Spain and the provision recognized in Telefónica del Perú.

Tax inspections and tax-related lawsuits

Inspections in the tax group in Spain

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other contentions, and therefore the contingencies related to this process disappeared. This resulted in recognition of a tax expense of 49 million euros in the 2015 consolidated income statement. However, this did not require payment of any tax because the Company applied unused tax loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.

In July 2015 tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in 2015 in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.

Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax loss carryforwards in the years subject to settlement.

At 2016 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Telefónica Brazil

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2016 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica).

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 14,676 million Brazilian reais (approximately 4,272 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Telefónica, S.A.    94

2016 Consolidated Financial Statements

In addition, in December 2016, Telefónica Brazil received a proposed adjustment from the tax authorities in relation to the tax amortization, from October to December 2011, of the goodwill generated by Telefónica Brazil’s acquisition and merger of Vivo. This procedure is at its first administrative stage and no provisions have been made, since the potential risk associated to this proceeding has been classified as “not probable” and Telefónica Brazil has received independent expert reports that support this view.

Telefónica del Perú

With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account in respect of the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.

In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed against to the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones. Both the tax authorities and the company have filed appeals against the decision in higher courts.

At the time of authorization for issue of these consolidated financial statements, the settlements carried out by SUNAT for 2000 and 2001 are in the final instance of the legal process (under review by the Supreme Court) in 2016, and a ruling has not yet been released.

In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position continues to be based on robust legal arguments.

In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect corporate income tax due for the years 2000-2001 and payments on account of corporate income tax in respect of the year 2000. There were successive reductions to the sums claimed in the two cases following appeals filed by Telefónica del Perú against the settlements and due to the precautionary measures imposed. The company paid out 286 million Peruvian soles (approximately, 80 million euros) in 2012 and 2013 pending the final rulings.

In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal was filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending). No ruling was made in relation to these appeals in 2016.

Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the 2015 consolidated financial statements of 431 million euros (see Note 15).

Tax deductibility of financial goodwill

Spain added a new article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2016, was 1,063 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision), in its third decision from October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

Telefónica, S.A.    95

2016 Consolidated Financial Statements

However, at the issuance date of these consolidated financial statements the three decisions continue subject to a final ruling. The first two decisions were annulled by two judgments of the General Court of the European Union, which were appealed by the EC before the Court of Justice of the European Union and sent again to the General Court by the Judgment dated December 21, 2016, to reassess the tax incentive. The third decision is still pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transfer of the relevant stake.

The Group has continued provisioning the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 147 million euros at December 31, 2016 (79 million euros at December 31, 2015). The amount relating to the companies of the O2 Group was reversed after the EC’s decision to prohibit the sale of Telefónica United Kingdom (see Note 23).

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2015, the taxes from 2012 onwards are open to inspection with respect to the main companies of the Spanish tax group.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last ten years in El Salvador.

•	The last eight years in United Kingdom.

•	The last six years in Argentina and Colombia.

•	The last five years in Brazil, Mexico, Uruguay and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, Ecuador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Telefónica, S.A.    96

2016 Consolidated Financial Statements

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Rendering of services	47,321	49,681	46,007
Net sales	4,715	5,235	4,370

Total	52,036	54,916	50,377

(*)	Amended data (see Note 2).

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Own work capitalized	867	946	774
Gain on disposal of companies	228	18	5
Gain on disposal of other assets	130	298	367
Government grants	28	33	36
Other operating income	510	716	525

Total	1,763	2,011	1,707

(*)	Amended data (see Note 2).

“Gain on disposal of companies” in 2016 includes the gain on disposal of Telefónica Media Argentina, S.A. and Atlántida Comunicaciones, S.A., holding companies of the Group’s stake in Televisión Federal, S.A. (Telefé), amounting to 199 million euros.

“Gain on disposal of other assets” includes gains from the sale of telephone towers of 1 million euros, 65 million euros and 198 million euros in 2016, 2015 and 2014, respectively. In 2015 it is also included the result of a spectrum swap with AT&T carried out by Telefónica Móviles México, amounting to 79 million euros.

“Other operating income” in 2015 included the registered result from the difference between the preliminary purchase price of E-Plus estimated at the end of the valuation period and the final price agreed with KPN, which amounted to 104 million euros (see Note 5). In 2015 it is also included an income resulting from the expiration of an account payable in Telefónica Brazil, amounting to 98 million euros.

Telefónica, S.A.    97

2016 Consolidated Financial Statements

Other expenses

The breakdown of “Other expenses” is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Leases	1,076	1,163	1,039
Advertising	1,256	1,367	1,226
Other external services	10,436	11,586	9,811
Taxes other than income tax	1,136	1,232	1,094
Change in trade provisions	799	831	693
Losses on disposal of fixed assets and changes in provisions for fixed assets	71	39	58
Goodwill impairment (Note 7)	215	104	—
Other operating expenses	352	480	368

Total	15,341	16,802	14,289

(*)	Amended data (see Note 2).

“Other external services” in 2015 included a 325 million euros expense in relation with the Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and medium term to fulfill its purpose as a foundation.

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2016	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	4,326	544	1,073	881	1,828
Telefónica Germany	2,402	510	671	489	732
Telefónica Hispanoamérica	2,251	435	686	544	586
Telefónica Spain	919	158	270	216	275
Telefónica United Kingdom	452	138	130	75	109
Others	110	16	31	24	39
Operating lease obligations(1)	10,460	1,801	2,861	2,229	3,569
Purchase and other contractual obligations(2)	12,426	5,391	3,883	1,204	1,948

(1)	This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.
(2)	This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services.

At December 31, 2016, the present value of future payments for Telefónica Group operating leases was 7,894 million euros (2,450 million euros in Telefónica Brazil, 2,294 million euros in Telefónica Germany, 1,748 million euros in Telefónica Hispanoamérica, 882 million euros in Telefónica Spain, 418 million euros in Telefónica United Kingdom and 102 million euros in other companies classified as “Others” on the table above).

The main finance lease transactions are described in Note 22.

Telefónica, S.A.    98

2016 Consolidated Financial Statements

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2016, 2015 and 2014, together with total headcount at December 31 each year. Comparative figures have been amended to include the employees in Telefónica United Kingdom (see Note 2).

	2016		2015		2014
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	29,538	28,107	31,354	32,171	29,840	30,020
Telefónica United Kingdom	7,454	7,075	7,677	7,616	7,576	7,436
Telefónica Germany	8,341	8,517	9,941	8,557	6,596	10,848
Telefónica Brazil	34,247	33,782	28,488	33,847	18,337	18,419
Telefónica Hispanoamérica	38,889	38,901	38,232	37,951	38,098	38,104
Other companies	13,651	10,941	17,877	17,364	20,050	18,673

Total	132,120	127,323	133,569	137,506	120,497	123,500

The Group consolidates GVT and DTS from May 2015 (see Note 5). The number of employees of GVT and DTS at that date was 18,179 and 1,818, respectively.

The Group consolidates E-Plus from October 2014 (see Note 5). The number of employees of the E-Plus Group at that date was 5,033.

Of the final headcount at December 31, 2016, approximately 37.6% are women (37.8% at December 31, 2015).

At December 31, 2016, the number of employees with disabilities is 855 (239 in Spain).

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Agreement of Related Companies (CEV). This agreement contemplated, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017. In December 2016, the CEV was extended until 2018, by virtue of the provisions of this same agreement. In 2016, the expense relating to the forecast payments to meet the commitments resulting from the extension of this program was recognized. A total of 789 million euros was recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015) (see Note 15).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Depreciation of property, plant and equipment	5,951	6,071	5,357
Amortization of intangible assets	3,698	3,633	3,191

Total	9,649	9,704	8,548

(*)	Amended data (see Note 2).

Telefónica, S.A.    99

2016 Consolidated Financial Statements

Earnings per share

As detailed in Notes 2 and 23, the comparative figures of Profit for the period have been amended with respect to those presented in the 2015 consolidated financial statements, in order to cease to present Telefónica United Kingdom as a discontinued operation.

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company (see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2016	2015	2014
Profit attributable to ordinary equity holders of the parent from continuing operations	2,369	616	3,001
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(257)	(250)	(187)
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	1	2	—

Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	2,113	368	2,814

Thousands Number of shares	2016	2015 (*)	2014 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,909,254	4,931,472	4,816,739
Adjustment for mandatorily convertible notes	151,265	139,116	33,572
Adjusted number of shares for basic earnings per share	5,060,519	5,070,588	4,850,311
Telefónica, S.A. share option plans	2,716	5,093	11,407
Weighted average number of ordinary shares outstanding for diluted earnings per share	5,063,235	5,075,681	4,861,718

(*)	Revised data due to the scrip dividend.

For the purposes of calculating the earnings per share (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividends paid in the last years have been taken into account (see Note 12).

Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2016	2015	2014
Basic earnings per share	0.42	0.07	0.58
Diluted earnings per share	0.42	0.07	0.58

Telefónica, S.A.    100

2016 Consolidated Financial Statements

Note 19. Share-based payment plans

The main share-based payment plans in place in the 2014-2016 period are as follows:

a) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”

At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers.

Under this plan, a certain number of shares of Telefónica, S.A. were delivered to plan participants selected by the Company who decided to participate on compliance with stated requirements and conditions.
The plan lasted five years and was divided into three independent phases.

The first phase expired on June 30, 2014. The maximum number of shares assigned to this phase of the plan was 5,545,628 shares assigned on July 1, 2011, with a fair value of 8.28 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

The second phase expired on June 30, 2015. The maximum number of shares assigned to this phase of the plan was 7,347,282, assigned on July 1, 2012, with a fair value of 5.87 euros per share. At the end date of this phase, it was determined that 77% of “Total Shareholder Return” (TSR) had been achieved, under the terms and conditions of the plan. Therefore, the eligible Telefónica Group executives received a total of 2,724,699 shares (corresponding to a total of 3,691,582 gross shares, of which 966,883 shares were withheld at the option of the employee prior to distribution).

The third and final phase expired on June 30, 2016. The maximum number of shares assigned to this phase of the plan was 7,020,473 shares assigned on July 1, 2013, with a fair value of 6.40 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

b) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”

The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new instalment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.

Like its predecessor, the term of the new plan is a total of five years divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company’s Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group’s strategic plan, taking into account the circumstances and macroeconomic environment.

The maximum number of shares allocated under the plan (including the amount of co-investment) and the number of shares outstanding at December 31, 2016 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/16	Unit fair value	End date
1st phase / October 1, 2014	6,927,953	5,658,725	6.82	September 30, 2017
2nd phase / October 1, 2015	6,775,445	5,829,806	6.46	September 30, 2018

c) Telefónica, S.A. global share plan: “Global Employee Share Plan II” (2012-2014) and “Global Employee Share Plan III” (2015-2017)

The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 18, 2011 approved a voluntary plan for incentivized purchases of Telefónica, S.A. shares for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who met certain requirements were offered the possibility of buying shares in Telefónica, S.A., which undertook to deliver them a certain number of free shares.

Telefónica, S.A.    101

2016 Consolidated Financial Statements

The plan’s share holding period came to an end in December 2014. More than 21,000 employees on the scheme were rewarded with a total of 1,778,099 shares from Telefónica, valued at approximately 20 million euros at the time they were delivered with effect in equity.

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. If the employee remains part of the Telefónica Group and holds on to the shares for one year following the acquisition period (the shareholding period), they will be entitled to receive one free share for each share they acquire and retain throughout the shareholding period.

The acquisition period commenced in July 2015 and ended in June 2016. As of December 31, 2016, 29,700 employees had registered for the plan. The plan will be settled in 2017 through the delivery of shares to employees.

d) Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP)

At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan has been implemented for employees with persistently outstanding performance, high potential and key skills who are expected to take leading roles in the future, by granting a stake in the share capital of the Company.

The term of the plan is five years and it is divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company’s Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group’s strategic plan, taking into account the circumstances and macroeconomic environment.

The maximum number of shares assigned and the number of shares outstanding at December 31, 2016 is as follows:

Phase /assignment date	No. of shares assigned	No. of shares assigned at 12/31/16	Unit fair value	End date
1st phase October 1, 2014	556,795	533,552	6.82	September 30, 2017
2nd phase October 1, 2015	618,000	592,500	6.46	September 30, 2018

Telefónica, S.A.    102

2016 Consolidated Financial Statements

Note 20. Cash flow analysis

Net cash flow provided by operating activities

Net cash flow provided by operating activities amounted to 13,338 million euros in 2016, a 2.0% fall on the 13,615 million euros of 2015, which itself was an increase on the figure of 11.7% recognized in 2014.

The detail of net cash flow provided by operating activities is the following:

Millions of euros	2016	2015 (*)	2014 (*)	Var 16 vs 15	Var 15 vs 14
Cash received from operations	63,514	67,582	61,522	(6.0%)	9.9%
Cash paid from operations	(47,384)	(50,833)	(45,612)	(6.8%)	11.4%
Cash paid to suppliers	(40,831)	(43,650)	(39,566)	(6.5%)	10.3%
Cash paid to employees	(5,815)	(6,462)	(5,257)	(10.0%)	22.9%
Payments related to cancellation of commitments	(738)	(721)	(789)	2.4%	(8.6%)
Net payments of interest and other financial expenses net of dividends received	(2,143)	(2,445)	(2,530)	(12.4%)	(3.4%)
Net interest and other financial expenses paid	(2,187)	(2,490)	(2,578)	(12.2%)	(3.4%)
Dividends received	44	45	48	(2.2%)	(6.3%)
Taxes paid	(649)	(689)	(1,187)	(5.8%)	(42.0%)
Net cash flow provided by operating activities	13,338	13,615	12,193	(2.0%)	11.7%

(*)	Amended data (see Note 2).

The changes in the main items included in the net cash flow from operating activities are as follows:

•	Cash received from operations fell 6% in 2016 with respect to the amount recognized in 2015, mainly due to exchange rate changes. In addition, the Company continued its active working capital management policy, focused on factoring and the advance monetization of revenues from financed sales.

Cash received from operations in 2015, showed an increase of 9.9% on the 2014 figure, largely driven by the active management of working capital, focused on factoring and the advance monetization of revenues from financed sales, the inclusion of GVT and DTS in the consolidation perimeter and the higher contribution of E-Plus in 2015, and the increase in revenues in T. Hispanoamérica.

•	Cash paid from operations in 2016, was down 6.8% on 2015, principally as a result of changes in the exchange rate and due to the active management of current liabilities through improvements in the processes and agreements to extend payment terms with suppliers, or factoring companies when payments are discounted (Note 13).

Cash paid from operations increased by 11.4% year-on-year in 2015. Active management of current liabilities through agreements to extend payment terms with suppliers, or factoring companies when payments are discounted, enabled the Group to counteract the effect of the higher payments resulting from the changes to the consolidation scope and increased commercial activity in Latin America.

Cash paid to employees fell by 10% in 2016, compared with the figure for 2015, largely due to changes in the headcount.

Cash paid to employees in 2015, experienced a year-on-year increase of 22.9%, as a result of the higher costs associated with the change in average headcount after the inclusion of the new companies in the consolidation perimeter.

Telefónica, S.A.    103

2016 Consolidated Financial Statements

•	Net payments of interest and other financial expenses net of dividens received declined by 12.4% in 2016 with respect to 2015, largely due to the lower cost of debt in European currencies. Net financial payments represent 3.94% of the net average financial debt plus commitments in the year.

Net payments of interest and other financial expenses net of dividends received in 2015, fell by 3.4% compared with 2014, despite Telefónica Group’s average debt rising by 5.1%. Telefónica Spain’s contribution to the reduction of payments of 4.2% was mainly due to capturing the benefits of a lower euro exchange rate and the reduction of the fixed-rate debt in euros. Net financial payments represent 4.96% of the net average financial debt plus commitments in the year.

•	Taxes paid were 5.8% lower, year-on-year, in 2016 mainly due to the lower payments in advance in Argentina and Brazil, and the exchange rate effect, offset by lower tax refunds and higher payments in advance in Spain.

Taxes paid fell 42% in 2015 compared to the payments made in 2014, principally as a result of lower payments in advance in Spain during 2015, and higher tax refunds, arising from prior years, in both Germany and Spain.

Net cash flow used in investing activities

Net cash flow used in investing activities amounted to 8,208 million euros in 2016, down 36.5% on 2015 (12,917 million euros), a figure which represented an increase of 29.6% on that of 2014 (9,968 million euros).

In respect of the main items included in the net cash flow used in investing activities, the detail is the following:

•	(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net in 2016, decreased by 10.4% compared to 2015. The detail is the following:

Millions of euros	2016	2015 (*)	2014 (*)	Var 16 vs 15	Var 15 vs 14
Proceeds from the sale in property, plant and equipment and intangible assets	134	254	340	(47.2%)	(25.3%)
Payments on investments in property, plant and equipment and intangible assets	(9,321)	(10,510)	(9,205)	(11.3%)	14.2%
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(9,187)	(10,256)	(8,865)	(10.4%)	15.7%

(*)	Amended data (see Note 2).

Payments on investments in property, plant and equipment and intangible assets fell by 11.3% in 2016 compared to a year earlier, mainly due to lower payments in Telefónica Germany, which itself was due to the significant impact of spectrum licenses in 2015. Spectrum license payments totaled 349 million euros in 2016, notably in Group companies in Peru and Brazil.

Payments on investments in property, plant and equipment and intangible assets totaled 10,510 million euro in 2015, a rise of 14.2% compared to a year earlier, mainly due to higher payments in Telefónica Germany, which was partially offset by the fall in payments from Telefónica Brazil. These were the result of lower investments and the impact of a fall in the exchange rate. Spectrum license payments totaled 1,309 million euros in 2015, mainly in Group companies in Germany, Spain, Argentina and Ecuador.

•	The detail of proceeds on disposals of companies, net of cash and cash equivalents disposed and payments on investments in companies, net of cash and cash equivalents acquired is the following:

Millions of euros	2016	2015(*)	2014(*)	Var 16 vs 15	Var 15 vs 14
Sale of Televisión Federal, S.A. (Telefé) (see Note 18)	306	—	—
Proceeds arising from hedges associated with Telefónica United Kingdom	399	—	—
Sale of Yourfone GmbH	—	57	—
Sale of Telefónica Czech Republic	—	313	2,163
Sale of Telefónica Ireland	—	—	754
Sale of 2.5% of China Unicom (Hong Kong) Limited	—	—	687

Telefónica, S.A.    104

2016 Consolidated Financial Statements

Others	62	(16)	11
Proceeds on disposals of companies, net of cash and cash equivalents disposed	767	354	3,615	n.m.	(90.2%)
Acquisition of DTS (see Note 5)	(36)	(697)	(325)
Acquisition of GVT (see Note 5)	—	(2,450)	—
Acquisition of E-Plus (see Note 5)	—	—	(4,569)
Others	(18)	(34)	(126)
Payments on investments in companies, net of cash and cash equivalents acquired	(54)	(3,181)	(5,020)	(98.3%)	(36.6%)

(*)	Amended data (see Note 2).

n.m.: not meaningful.

•	The detail of proceeds on financial investments not included under cash equivalents and payments on financial investments not included under cash equivalents is the following:

Millions of euros	2016	2015 (*)	2014 (*)	Var 16 vs 15	Var 15 vs 14
Sale of stake in Indra	85	—	—
Sale of stake in China Unicom (Hong Kong) Limited (see Note 13)	322	—	—
Sale of stake in Telecom Italia, S.p.A. (Note 13)	—	1,025	—
Sale of Telecom Italia´s bond	—	—	103
Sale of Atento	—	—	87
Others	82	117	112
Proceeds on financial investments not included under cash equivalents	489	1,142	302	(57.2%)	n.m.
Legal deposits	(104)	(86)	(141)
Investment in Mediaset Premium	(20)	(100)	—
Payment to shareholders of Telco, S.p.A.	—	(60)	—
Others	(141)	(180)	(106)
Payments on financial investments not included under cash equivalents	(265)	(426)	(247)	(37.8%)	72.5%

(*)	Amended data (see Note 2).

n.m.: not meaningful.

•	Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2016 and 2015 largely relate to placements made by Telefónica, S.A.

Net cash flow used in financing activities

Net cash flow used in financing activities amounted as net payment to 4,220 million euros, an increase of 16,8% with respect to 2015.

In 2015, the negative cash flow used in financing activities fell by 10.6% year-on-year, to reach 3,612 million euros, due largely to the increase of proceeds on loans, borrowings and promissory notes.

•	The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholder and operations with other equity holders is the following:

Millions of euros	2016	2015(*)	2014(*)	Var 16 vs 15	Var 15 vs 14
Dividends paid by Telefónica, S.A. (**)	(2,395)	(2,237)	(2,001)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(216)	(239)	(187)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(263)	(267)	(122)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones	(27)	(28)	(14)

Telefónica, S.A.    105

2016 Consolidated Financial Statements

Others	(5)	(4)	(4)
Dividends paid (see Note 12)	(2,906)	(2,775)	(2,328)	4.7%	19.2%
Share capital increase of Telefónica, S.A. (Note 12)	—	3,048	—
Share capital increase of Telefônica Brasil, S.A.	—	1,258	—
Share capital increase by the non-controlling interests in Telefónica Deutschland	—	—	814
Others	—	(51)	—
Proceeds from share capital increase	—	4,255	814	n.m.	n.m.
Transactions with Telefónica, S.A. treasury shares (see Note 12 g)	(645)	(1,615)	(1,204)
Transactions with Telefónica Deutschland Holding, A.G. treasury shares	—	(133)	—
Transactions with Telefônica Brasil, S.A. treasury shares	—	(24)	—
Others	(15)	—	(37)
(Payments)/proceeds of treasury shares and other operations with shareholders	(660)	(1,772)	(1,241)	(62.8%)	42.8%
Issuance of undated deeply subordinated securities (Note 12)	1,000	419	2,600
Issuance of notes mandatorily convertible into shares of Telefónica, S.A. (See Note 12)	—	—	1,285
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (See Note 12)	(344)	(336)	(172)
Operations with other equity holders	656	83	3,713	n.m.	(97.8%)

(*)	Amended data (see Note 2).

n.m.: not meaningful.

(**)	This amount differs from that indicated in Note 12 because of withholding taxes deducted in the payment to certain major shareholders.

•	The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, cancellation of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2016	2015(*)	2014(*)	Var 16 vs 15	Var 15 vs 14
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	4,900	1,467	2,550
Issued of non-dilutive convertible debentures in Telefónica Participaciones, S.A.U. (Appendix III)	600	—	—
Issued under the SHELF program of Telefónica Emisiones, S.A.U.	—	—	368
Issue mandatorily convertible into Telecom Italia, S.p.A. shares	—	—	750
Bond issue by Telefónica Deutschland Holding, A,G,	—	—	500
Others	193	135	285
Proceeds on issue of debentures and bonds, and other debts	5,693	1,602	4,453	n.m.	(64.0%)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	3,070	—	—
Syndicated loan of 2,500 million euros by Telefónica, S.A.	—	2,060	—
Syndicated loan of 3,000 million euros by Telefónica, S,A, (see Note 13)	1,280	1,890	—
Issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) by Telefónica Germany GmbH&Co OHG	—	300	—
Borrowings proceeds of 2,000 million euros in Telefónica, S.A.	—	—	2,000
Others	5,982	4,534	2,290
Proceeds on loans, borrowings and promissory notes (see Appendix V)	10,332	8,784	4,290	17.6%	n.m.
Cancellation of debentures and bonds, and other debts	(6,873)	(3,805)	(5,116)	80.6%	(25.6%)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	(3,070)	—	—

Telefónica, S.A.    106

2016 Consolidated Financial Statements

Syndicated loan of 2,500 million euros by Telefónica, S.A.	—	(1,560)	—
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	(1,980)	(1,190)	—
Loans paid by GVT	(93)	(1,766)	—
Prepayments of loans and the maturity of Tranche A2	—	—	(2,000)
Prepayments of loans and the maturity of Tranche A3	—	—	(1,672)
Others	(3,363)	(5,342)	(4,932)
Repayments of loans, borrowings and promissory notes (See Appendix V)	(8,506)	(9,858)	(8,604)	(13.7%)	14.6%
Financed spectrum licences payments	(198)	(121)	(22)
Payments to suppliers with extended payment terms (Note 13)	(1,758)	(5)	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments (see Note 13.2)	(1,956)	(126)	(22)	n.m.	n.m.

(*) Amended data (see Note 2).

n.m.:	not meaningful.

Telefónica, S.A.    107

2016 Consolidated Financial Statements

Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2016 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2016 are highlighted (see Note 17 for details of tax-related cases):

Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)

Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service- with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.

The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation.

The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefônica Brasil, seeking compensation for damages to the customers affected. A general claim was filed by the Public Ministry of the State of São Paulo, for 1 billion Brazilian reais (approximately 225 million euros), calculated on the company’s revenue base over the last five years.

Telefónica, S.A.    108

2016 Consolidated Financial Statements

On April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1 billion and 60 million reais (approximately, between 225 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.

On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in first instance.

The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia which refused to consider the petition due to the lack of legal requirements. A new appeal may be filed against such refusal.

Appeal against the Decision of the EC dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the EC, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the EC filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court.

On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the EC to reassess the amount of the fine imposed. The General Court considers that the EC has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.

Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.

On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its reply.

Claim of consumers association “FACUA” against Telefónica de España in connection with the increase of the price of Movistar Fusión

On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association (“FACUA”). Through such claim, the association exercises an action to protect consumers’ and users’ collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product “Movistar Fusión” from May 5, 2015, by an amount of 5 euros per month.The claim contains a first declaratory statement, stating that disloyalty arises from misleading advertising regarding the price rise; a second requests prohibitory injunction, requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contains, besides, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who have chosen to maintain the service contracted, together with accrued interest on such amount.

The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed the response. A hearing will be held on March 7, 2017.

Telefónica, S.A.    109

2016 Consolidated Financial Statements

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer

Venten Management Limited (“Venten”) and Lexburg Enterprises Limited (“Lexburg”), were minority shareholders of CESKY TELECOM. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favourable to Telefónica’s position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 million Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was delivered to Telefónica. Telefónica has filed an extraordinary appeal, requesting the suspension of the effects of the decision.

Other contingencies

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

Telefónica, S.A.    110

2016 Consolidated Financial Statements

b) Commitments

Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16, 2014, and on November 8, 2016. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.

By virtue of this Agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased from Brazil.

Failure to meet the annual turnover commitments generally results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.

The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Telefónica Latinoamérica Holding, S.L. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the “Contrato de Explotación”, of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Agreement for the divestment of Telefónica’s operations in the United Kingdom (“O2 UK”)

On March 24, 2015, Telefónica signed an agreement with Hutchison Whampoa Group for the acquisition by the latter of Telefónica’s operations in the United Kingdom (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement).

On May 11, 2016, the European Commission made public its decision to prohibit the transaction under the European Union merger regulations, resulting in the termination of the aforementioned agreement between Telefónica and Hutchison Whampoa Group.

Telefónica, S.A.    111

2016 Consolidated Financial Statements

Communications Investment Platform

On May 8, 2015, Telefónica Open Future, S.L.U. (“TOF”) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.

c) Environmental matters

Telefónica has a global Environmental Strategy that arises from the Environmental Policy and Energy Policy approved by the Board of Directors which sets out the road map for the Company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently more than 80% of the Company has Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of its environmental aspects and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001 by 2017.

Telefónica’s environmental risks and climate change are controlled and managed under the Company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

The greatest environmental impact is in the network due to energy consumption, but also with physical elements, such as visual impact or waste. To implement and maintain the responsible network, Telefónica applies the best practices available and manages all environmental aspects of this from design to decommissioning.

Environmental legislation, which is abundant in almost all of the countries where Telefónica operates, applies mainly to the network infrastructures. Among these, it is worth mentioning the need to obtain environmental permits, waste management, noise control and measuring electromagnetic fields. Telefónica has common standards for all of its companies, in harmony with the principle of caution, establishes minimum guidelines for environmental management with the aim of minimizing the impact of infrastructures, these standards go beyond existing legislation. Also, these standards extend to all suppliers and contractors.

Among the activities undertaken by the Group to manage the environmental aspects of its operations is the sharing, whenever possible, of the facilities’ locations with other operators or communication tower management companies. This leads to a lesser visual and energy impact and a reduction in waste creation.

d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 26.47 million euros and 20.94 million euros in 2016 and 2015, respectively.

Telefónica, S.A.    112

2016 Consolidated Financial Statements

The detail of these amounts is as follows:

Millions of euros	2016	2015
Audit services (1)	23.37	20.38
Audit-related services (2)	3.10	0.56

Total	26.47	20.94

(1)	Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the work in connection with the 20-F report to be filed with the US Securities and Exchange Commission (SEC).
(2)	Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

EY has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

The expenses accrued in respect of the fees for services rendered by other auditors in 2016 and 2015 amounted to 34.85 million euros and 52.97 million euros, respectively, as follows:

Millions of euros	2016	2015
Audit services	0.94	1.07
Audit-related services	2.69	2.09
Tax services	8.56	9.31
All other services (consulting, advisory, etc.)	22.66	40.50

Total	34.85	52.97

e) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

f) Directors’ and Senior Executives’ compensation and other benefits

Directors’ and Senior Executives’ compensation

The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.

In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2016, the total amount of compensation received by the Directors of Telefónica, in their capacity as such, was 3,752,754 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.

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Set forth below are the amounts established in fiscal year 2016 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors.

Compensation of the Board of Directors and of the Committees thereof

Amounts in euros Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

Based on Mr. Alierta Izuel’s special commitment as Director of Telefónica to the development of the Group’s institutional relations, Mr. Alierta Izuel has a special annual fixed amount (in addition to what he is entitled as a Member of the Board of Directors and as a member of any of its Committees) of 500,000 euros.

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2017 financial year is equal to the one received in the year 2016, which was set in his capacity as Chief Executive Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman for the 2016 fiscal year.

Individualized description

Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2016.

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Note 22. Finance leases

The main finance leases at the Telefónica Group are as follows:

a) Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP

The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP, has a finance lease agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A. ESP.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A. ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	152	9	161
From one to five years	517	207	724
More than five years	606	951	1,557

Total	1,275	1,167	2,442

The net amount of property, plant and equipment recorded under the terms of this lease was 158 million euros at December 31, 2016.

b) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies

The payment schedule of finance leases of Telefónica Germany at December 31, 2016, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	15	1	16
From one to five years	17	—	17
More than five years	—	—	—

Total	32	1	33

At December 31, 2016 there are net assets under finance lease agreements amounting to 163 million euros recognized under property, plant and equipment.

Additionally, Telefónica Germany acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2016 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	99	—	99
From one to five years	8	—	8
More than five years	—	—	—

Total	107	—	107

Accumulated allowance	(10)
Total after accumulated allowance	97

c) Future minimum lease payment commitments in relation to finance leases at Telefónica Brasil companies

The payment schedule of finance leases of Telefónica Brasil at December 31, 2016, is as follows:

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Millions of euros	Present value	Revaluation	Pending payment
Within one year	13	2	15
From one to five years	42	17	59
More than five years	54	115	169

Total	109	134	243

At December 31, 2016 there are net assets under finance lease agreements amounting to 87 million euros recognized under property, plant and equipment.

Additionally, Telefónica Brasil acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2016 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	98	—	98
From one to five years	79	1	80
More than five years	—	—	—

Total	177	1	178

d) Future minimum lease payment commitments in relation to finance leases at Telefónica de España, S.A.U.

The payment schedule of finance leases of Telefónica de España, S.A.U. at December 31, 2016, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	58	4	62
From one to five years	26	1	27
More than five years	—	—	—

Total	84	5	89

At December 31, 2016 there are net assets under finance lease agreements amounting to 5 million euros recognized under property, plant and equipment.

Additionally, Telefónica de España, S.A.U. acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2016 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	67	1	68
From one to five years	41	—	41
More than five years	—	—	—

Total	108	1	109

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Note 23. Recognition of Telefónica’s operation in the United Kingdom

As described in Note 2, in 2016 Telefónica’s operations in United Kingdom (O2 UK) are no longer presented as discontinued operations and its assets and liabilities cease to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements.

The change in classification entails that financial statements are amended to present O2 UK’s assets and liabilities as if the disposal group had not been classified as held for sale. Also, the results of operations and net cash flows of O2 UK, previously presented in discontinued operations, are reclassified and included in income from continuing operations and net cash flows from continuing operations, respectively, for all periods presented.

The main impacts in 2015 are as follows:

•	Assets and liabilities are measured at the carrying amount that would have been recognised had the disposal group not been classified as held for sale in March 2015. Thus, the net carrying amount of those items is recorded for depreciation and amortisation amounting to 897 million euros in the year 2015. The related tax effect amounts to 180 million euros in the year 2015.

•	Derecognition of the deferred tax asset resulting from the estimated difference between the tax value and the agreed value in the highly probable sale of O2 UK amounting to 1,789 million euros as of December 31, 2015. Additionally, derecognition of the provision set up for the amount corresponding to the tax amortization of goodwill generated in 2006 in the acquisition of the companies involved in the sale agreement and deducted until December 31, 2015, amounting to 377 million euros as of December 31, 2015.

The impact in the consolidated income statement of the tax effects explained in the previous paragraph is a higher income tax expense amounting to 1,412 million euros in the year 2015.

•	Reclassification of the partial adjustment of the goodwill generated on the acquisition of Telefónica Digital Inc. amounting to 104 million euros to the “Other expenses” line item in the consolidated income statement for the year 2015.

In addition to this, hedging transactions entered into by the Group following the agreement with Hutchison Whampoa in order to hedge the foreign exchange risk associated with the amount to be collected in pounds sterling for the sale of O2 UK, no longer qualify for hedge accounting. Therefore, the amount accumulated in “Other comprehensive income” was recycled to the consolidated income statement in 2016 (positive impact amounting to 184 million euros before tax).

Reconciliation of figures for the year 2014 is not included since they coincide with those published in the consolidated financial statements for that fiscal year.

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Consolidated statement of financial position at December 31, 2015

A reconciliation of the consolidated statement of financial position reported in the 2015 consolidated financial statements and the amended statement of financial position as presented for comparative purposes in these consolidated financial statements is as follows:

Consolidated statement of financial position Millions of euros	12/31/2015	Reclassification O2 UK	12/31/2015 Amended data
A) NON-CURRENT ASSETS	91,427	10,187	101,614
Intangibles	18,562	2,587	21,149
Goodwill (*)	21,774	5,621	27,395
Property, plant and equipment	30,549	3,361	33,910
Deferred tax assets	10,460	(1,785)	8,675
Other non-current assets	10,082	403	10,485
B) CURRENT ASSETS	31,576	(12,861)	18,715
Inventories	1,360	96	1,456
Trade and other receivables	8,301	1,925	10,226
Other current assets	4,312	82	4,394
Cash and cash equivalents	2,599	16	2,615
Non-current assets and disposal groups classified as held for sale	15,004	(14,980)	24

TOTAL ASSETS (A + B)	123,003	(2,674)	120,329

A) EQUITY	27,556	(2,120)	25,436
Equity attributable to equity holders of the parent and other holders of equity instruments	17,891	(2,120)	15,771
Non-controlling interests	9,665	—	9,665
B) NON-CURRENT LIABILITIES	60,549	(40)	60,509
Non-current interest-bearing debt	47,117	—	47,117
Non-current trade and other payables	2,381	7	2,388
Deferred tax liabilities	2,313	237	2,550
Non-current provisions	8,738	(284)	8,454
C) CURRENT LIABILITIES	34,898	(514)	34,384
Current interest-bearing debt	12,953	17	12,970
Current trade and other payables	14,264	2,870	17,134
Other current liabilities	3,740	523	4,263
Liabilities associated with non-current assets and disposal groups classified as held for sale	3,941	(3,924)	17

TOTAL EQUITY AND LIABILITIES (A+B+C)	123,003	(2,674)	120,329

(*)	After the final resolution of the acquisition price of DTS, the goodwill was revised according to IFRS 3 (see Note 5).

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Consolidated income statements for the year ended December 31, 2015

A reconciliation of the consolidated income statements for the year ended December 31, 2015 to the amended consolidated income statements included for comparative purposes within these consolidated financial statements is as follows:

	January – December 2015
Consolidated income statements Millions of euros	Annual financial statements	Reclassi- fication O2 UK	Amended data
Revenues	47,219	7,697	54,916
Other income	1,841	170	2,011
Supplies	(12,910)	(3,637)	(16,547)
Personnel expenses	(9,800)	(549)	(10,349)
Other expenses	(14,936)	(1,866)	(16,802)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	11,414	1,815	13,229
Depreciation and amortization	(8,517)	(1,187)	(9,704)
OPERATING INCOME	2,897	628	3,525
Share of loss of investments accounted for by the equity method	(5)	(5)	(10)
Finance income	2,090	(14)	2,076
Exchange gains	6,489	15	6,504
Finance costs	(4,400)	(17)	(4,417)
Exchange losses	(6,760)	(12)	(6,772)
Net financial expense	(2,581)	(28)	(2,609)
PROFIT BEFORE TAX	311	595	906
Corporate income tax	(13)	(142)	(155)
PROFIT AFTER TAX FROM CONTINUING OPERATIONS	298	453	751
Profit after tax from discontinued operations	2,582	(2,582)	—
PROFIT FOR THE YEAR	2,880	(2,129)	751
Attributable to equity holders of the Parent	2,745	(2,129)	616
Attributable to minority interests	135	—	135

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Consolidated statements of cash flows for the year ended December 31, 2015

A reconciliation of the consolidated statements of cash flows for the year ended December 31, 2015 to the amended statements of cash flows included for comparative purposes in these consolidated financial statements is as follows:

	January – December 2015
Consolidated statement of cash flows Millions of euros	Annual financial statement	Reclassi- fication, O2 UK	Amended Data
Cash received from operations	57,705	9,877	67,582
Cash paid from operations	(42,800)	(8,033)	(50,833)
Payments of interest and other financial expenses net of dividends received	(2,410)	(35)	(2,445)
Taxes paid	(664)	(25)	(689)
Net cash flow provided by operating activities from continuing operations	11,831	1,784	13,615
Net cash flow provided by operating activities from discontinued operations	1,784	(1,784)	—
Net cash flow provided by operating activities	13,615	—	13,615
(Payments)/Proceeds on investments in property, plant and equipment and intangible assets	(9,147)	(1,109)	(10,256)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	373	(19)	354
Payments on investments in companies, net of cash and cash equivalents acquired	(3,178)	(3)	(3,181)
Proceeds on financial investments not included under cash equivalents	1,064	78	1,142
Payments on financial investments not included under cash equivalents	(286)	(140)	(426)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents	(584)	27	(557)
Government grants received	7	—	7
Net cash flow used in investing activities from continuing operations	(11,751)	(1,166)	(12,917)
Net cash flow used in investing activities from discontinued operations	(1,166)	1,166	—
Net cash flow used in investing activities	(12,917)	—	(12,917)
Dividends paid	(2,775)	—	(2,775)
Proceeds from issue of share capital increase	4,255	—	4,255
(Payments)/proceeds of treasury shares and other operations with shareholder	(1,772)	—	(1,772)
Operations with other equity holders	83	—	83
Proceeds on issue of debentures and bonds, and other debts	1,602	—	1,602
Proceeds on loans, borrowings and promissory notes	8,770	14	8,784
Cancellation of debentures and bonds, and other debts	(3,805)	—	(3,805)
Repayments of loans, borrowings and promissory notes	(9,844)	(14)	(9,858)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(126)	—	(126)
Net cash used in financing activities from continuing operations	(3,612)	—	(3,612)
Net cash provided by in financing activities from discontinued operations	—	—	—
Net cash used in financing activities	(3,612)	—	(3,612)

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Note 24. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2016 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•	On January 10, 2017, Telefónica, S.A. redeemed 300 million euros of its 2,500 million euros syndicated credit facility signed on February 19, 2015 and maturing in 2021.

•	On January 17, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 1,750 million euros. This issuance was split into two series: one series, amounting to 1,250 million euros, maturing on January 17, 2025 and an annual coupon of 1.528% and the other series, amounting to 500 million euros maturing on October 17, 2028 and with an annual coupon of 2.318%. Both series of notes are guaranteed by Telefónica, S.A.

•	On January 17, 2017, Telefónica, S.A. amended the bilateral loan, signed originally on June 26, 2014 for an amount of 2,000 million euros and with an outstanding amount of 1,500 million euros, divided in two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017, Telefónica, S.A. signed a new amendment to its bilateral loan extending the maturity date of the tranche A for 500 million euros until June 26, 2019.

•	On January 25, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 150 million euros, maturing on January 25, 2019. The notes are guaranteed by Telefónica, S.A.

•	On February 7, 2017, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros, 100 million euros and 120 million euros of its notes, issued on February 7, 2011, March 21, 2011, February 7, 2012, respectively. The notes were guaranteed by Telefónica, S.A.

•	On February 8, 2017, Telefónica Brasil, S.A. issued notes (debentures) in an aggregate notional amount of 2,000 million Brazilian reais (approximately 600 million euros) maturing on February 8, 2022.

•	On February 15, 2017, Telefóncia Europe, B.V. drew down an aggregate principal amount of 750 million euros of its long term financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024.

•	On February 17, 2017, Telefónica Germany GmbH & Co. OHG agreed a 12-month extension on its 250 million euros syndicated credit facility dated on March 22, 2016 up to March 22, 2022.

Telxius

On February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, “KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share).

The aforementioned agreement includes a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A.U. for a price of 790.5 million euros, as well as options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

After the transaction Telefónica will continue to maintain control over Telxius.

Note 25. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Scope of consolidation

The main Companies of the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2016 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	EUR	—	100%	Telefónica Móviles España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	80	100%	Telefónica de Contenidos, S.A.U.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital, S.A. (0.01%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.01%) Telefónica Europe plc (99.99%)
O2 Holdings Ltd Holding company	UK	GBP	12	100%	Telefónica Europe plc
Telefónica United Kingdom Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	UK	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	—	50%	O2 Networks (40.00%) O2 Cedar Ltd (10.00%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	63.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	63.22%	Telefónica Deutschland Holding A.G (63.21%) T. Germany Management, GmbH (0.01%)
E-Plus Mobilfunk GmbH &Co. KG, GmbG Wireless communications services operator	Germany	EUR	1	63.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Latinoamérica Holding, S.L. (24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	799	100%	Telefónica Holding de Argentina, S.A. (43.58%) Telefónica Móviles Argentina Holding, S.A. (46.41%) Telefónica International Holding, B.V. (10.01%)
Compañía Internacional de
Telecomunicaciones, S.A.
(51.97%)

Telefónica Móviles Argentina,
S.A. (30.47%)

Telefónica Latinoamérica
Holding, S.L. (15.01%)

Telefónica, S.A. (1.67%)

Telefónica International Holding,
B.V. (0.88%)

Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	1,044	100%
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,323	100%	Telefónica, S.A. (75.00%) Telefónica Internacional, S.A.U. (25.00%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	79,634	100%	Latin America Cellular Holdings, S.L. (97.04%) Comtel Comunicaciones Telefónica, S.A. (2.87%) Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A. Wireless communications services operator Telefónica Chile, S.A.	Chile	CLP	581,632	100%	Inversiones Telefónica Móviles Holding Limitada.
Local and international long distance telephony services provider	Chile	CLP	578,099	99.03%	Inversiones Telefónica Móviles Holding Limitada
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.26%) Latin American Cellular Holdings, S.L. (48.31%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	1,455	67.50%	Telefónica Latinoamérica Holding, S.L.. (30.04%) Olympic, Ltda. (18.95%) Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO) Holding Company	Mexico	MXN	85,834	100%	Telefónica, S.A.
Compañía Señales del Norte, S.A. de C.V Other business support services	Mexico	MXN	98	100%	Telefónica, S.A.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones, S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,396	60%	Telefónica Centroamérica Inversiones S.L. (0.01%) Guatemala Cellular Holdings, B.V. (59.99%)

Telefónica, S.A.    124

2016 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica (cont.)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L. (59.99%) Guatemala Cellular Holdings, B.V. (0.01%).
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	203,511	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 (Europe) Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 Europe Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	198	100%	Telefónica, S.A.
Telxius Telecom, S.A.U. Holding company	Spain	EUR	250	100%	Telefónica, S.A.
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	USD	429	100%	Telxius Telecom, S.A.U
Telxius Cable España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	5	100%	Telxius Telecom, S.A.U.
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	5	100%	Telxius Telecom, S.A.U.
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	10	100%	Telxius Telecom, S.A.U.
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	EUR	10	100%	Telxius Telecom, S.A.U.
Latin American Cellular Holdings, S.L. Holding Company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding,S.L.
Telefónica Datacorp, S.A.U Holding Company	Spain	EUR	700	100%	Telefónica, S.A.
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A.

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2016 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica International Wholesale Services, S.L.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	13	100%	Telefónica Digital Holdings, S.L.
Wayra Investigación y Desarrollo S.L Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	—	100%	Telefónica Digital Ltd
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	23,016	100%	Wayra Investigación y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	33	100%	Wayra Investigación y Desarrollo S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	116	100%	Wayra Investigación y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	44	100%	Telefónica Móviles Argentina, S.A. (90.00%) Telefónica Móviles Argentina Holding, B.V. (10.00%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	3,182	100%	Wayra Investigación y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	487	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	18	100%	Wayra Investigación y Desarrollo, S.L.
Wayra UK Ltd Technological innovation based business project development	UK	GBP	—	100%	Wayra Investigación y Desarrollo, S.L
Wayra Ireland Ltd Technological innovation based business project development	Ireland	EUR	—	100%	Wayra Investigación y Desarrollo, S.L
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	146	100%	Sao PauloTelecomunicaçoes Participaçoes, Ltda.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks México Holding, S.A. de C.V.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L..
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Axonix Ltd Digital and mobile advertising	UK	USD	—	78%	Telefónica Digital Ltd
Eyeos, S.L Cloud Computing	Spain	EUR	—	100%	Telefónica Digital España, S.L.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.

Telefónica, S.A.    126

2016 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Studios S.L. Audiovisual Productions	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Educación Digital, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda					Telefónica Ingeniería de
Security services and systems	Brazil	BRL	114	99.99%	Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.

Telefónica, S.A.    127

2016 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	111	100%	Telefónica Internacional, S.A
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	8	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel México, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica S.A. (50.00%) Telefônica Brasil, S.A. (50.00%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A Management and administrative services rendered	Chile	CLP	—	100%	Telefónica Chile, S.A
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	Telefónica Servicios Globales, S.L.U. (99.48%) Telefónica del Perú, S.A.A.(0.52%)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	—	99.99%	Telefónica Data, S.A. (Brasil)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	35	99.99%	Telefónica Servicios Globales, S.L.U.

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2016 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	PEN	15	100%	Telefónica Servicios Globales, S.L.U. (99.49%) Telefónica del Perú, S.A.A. (0.51%)
Telefónica Gestión Integral de Edificios y Servicios, S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	UK	GBP	—	100%	Telefónica, S.A.
Synergic Partners, S.L. Technological and consulting services in Big Data provider	Spain	EUR	—	100%	Telefónica Digital España, S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.
Saluspot Spain, S.L. Medical services and articles through internet provider	Spain	EUR	—	65%	Telefónica Digital España, S.L.
Companies accounted for using the equity method
Telefónica Factoring España, S.A.
Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring México, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España,S.A. (9.50%)
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	180	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)

Telefónica, S.A.    129

2016 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	45%	Telefónica Digital España, S.L.

Main changes in the scope of consolidation for the year

Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	09/30/2016	100%
Other companies
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	04/30/2016	100%
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	02/29/2016	100%
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	02/29/2016	100%

Acquired companies

Company/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Nova Casiopea RE S.A. Reinsurance	Luxembourg	04/01/2016	100%
Saluspot Spain, S.L. (*) Medical services and articles through internet provider	Spain	05/31/1016	65.00%

(*)	In 2016 Healthcommunity, S.L., in which the Group holds a 50% stake and which is consolidated using the equity method, was spun off into two companies: Saluspot Spain, S.L and Salupro Spain, S.L. After completing the spin off process, the Group held 65% of the equity in Saluspot Spain, S.L and transferred its stake to Salupro Spain, S.L. Saluspot Spain, S.L is was included in the scope of consolidation using the full consolidation method.

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2016 Consolidated Financial Statements

Sold companies

Company/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	12/31/2016	100%
Other companies
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting-services	Argentina	11/30/2016	100%
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	11/30/2016	100%
Telefónica Media Argentina, S.A. Participation in public media	Argentina	11/30/2016	100%
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	06/31/2016	100%
Telefónica Gestión de Servicios Compartidos Argentina, S.A. Management and administrative services rendered	Argentina	03/31/2016	100%
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	03/31/2016	100%

Merged companies

Company/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil
GVT Participaçoes Holding company	Brazil	01/30/2016	Telefônica Brasil, S.A.
Other companies
Telefónica Internacional, S.A.U. Holding Company	Spain	10/31/2016	Telefónica Latinoamérica Holding, S.L.

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Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed compen- sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,461,580	—	5,803	5,390,483
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	6,000	286,000
Mr. José María Abril Pérez	—	200,000	3,000	—	91,200	—	294,200
Mr. Julio Linares López	—	200,000	20,000	—	37,333	—	257,333
Mr. César Alierta Izuel	607,273	538,554	—	4,015,440	20,000	1,338	5,182,605
Ms. Eva Castillo Sanz	—	120,000	20,000	—	33,600	—	173,600
Mr. Juan Ignacio Cirac Sasturain[7]	—	30,000	—	—	—	—	30,000
Mr. José Javier Echenique Landiríbar[7]	—	90,000	7,000	—	76,800	—	173,800
Mr. Peter Erskine	—	120,000	24,000	—	117,333	—	261,333
Ms. Sabina Fluxà Thienemann[7]	—	90,000	4,000	—	7,467	—	101,467
Mr. Luiz Fernando Furlán	—	120,000	—	—	—	—	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	28,000	—	143,467	6,000	297,467
Mr. Pablo Isla Álvarez de Tejera	—	120,000	5,000	—	11,200	—	136,200
Mr. Peter Löscher[7]	—	90,000	6,000	—	7,467	—	103,467
Mr. Antonio Massanell Lavilla	—	120,000	18,000	—	56,000	7,000	201,000
Mr. Ignacio Moreno Martínez	—	120,000	22,000	—	33,600	—	175,600
Mr. Francisco Javier de Paz Mancho	—	120,000	25,000	—	122,933	6,000	273,933
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000

1	Salary: The amount for Mr. José María Álvarez-Pallete López includes compensation amounts that are not variable in nature and that the Director received for his executive work. Mr. César Alierta Izuel held the position of Executive Chairman of the Company through April 8, 2016, including through such date the amount of compensation that is not variable in nature and that the Director received for his for his executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Board, regardless of the actual attendance by the Director at meetings of the Board.
3	Attendance fees: Total amount of attendance fees for attending the meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016. As regards the bonus for 2016 and which will be paid in 2017, the Executive Director Mr. José María Álvarez-Pallete López will receive 3,430,430 euros.
5	Compensation for belonging to Committees of the Board: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Executive Commission and the Advisory or Control Committees, regardless of the actual attendance by the Director at meetings of the Advisory or Control Committees.
6	Other items: Includes, among other things, the amounts received for belonging to the Territorial Advisory Boards in Spain (Valencia, Andalusia and Catalonia) and other in-kind compensation (general medical insurance and dental coverage) paid by Telefónica, S.A. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Territorial Advisory Boards in Spain were eliminated.
7	Mr. Juan Ignacio Cirac Sasturain, Mr. José Javier Echenique Landiríbar, Ms. Sabina Fluxà Thienemann, and Mr. Peter Löscher were appointed as Directors of the Company on April 8, 2016, thus reflecting the compensation received as from such date.

Furthermore, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero and Mr. Santiago Fernández Valbuena ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

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2016 Consolidated Financial Statements

Directors	Salary[1]	Fixed compen- sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José Fernando de Almansa Moreno-Barreda	—	30,000	8,000	—	8,400	3,333	49,733
Mr. Calos Colomer Casellas	—	30,000	14,000	—	36,800	4,333	85,133
Mr. Alfonso Ferrari Herrero	—	30,000	17,000	—	39,600	3,333	89,933
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—

1	Salary: Includes compensation amounts that are not variable in nature and that the Director received for his executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Board, regardless of the actual attendance by the Director at meetings of the Board.
3	Attendance fees: Total amount of attendance fees for attending the meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016.
5	Compensation for belonging to Committees of the Board: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Executive Commission and the Advisory or Control Committees, regardless of the actual attendance by the Director at meetings of the Advisory or Control Committees.
6	Other items: Includes, among other things, the amounts received for belonging to the Territorial Advisory Boards in Spain (Valencia, Andalusia and Catalonia) and other in-kind compensation (general medical insurance and dental coverage) paid by Telefónica, S.A. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Territorial Advisory Boards in Spain were eliminated.

To break down the amounts included in the table above, set forth below is the specific compensation received by Telefónica’s Directors for belonging to the various Advisory or Control Committees during fiscal year 2016, including both the fixed amount and the attendance fees.

In this regard, it is noted that the Board of Directors, at its meeting held on April 27, 2016, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, approved a new configuration for the organization, structure and composition of the Advisory and Control Committees of the Company in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A.’s corporate governance structure.

Within this context, the Board of Directors unanimously adopted the following resolutions: i) To reorganize the then-existing Regulation and Institutional Affairs Committees, which became a single Committee called the Regulation and Institutional Affairs Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees; and ii) To reorganize the then-existing Strategy and Innovation Committees, which became a single Committee called the Strategy and Innovation Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees.

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2016 Consolidated Financial Statements

ADVISORY OR CONTROL COMMITTEES OF TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2016
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	14,200	—	14,200
Mr. Julio Linares López[1]	—	—	9,467	15,466	32,400	57,333
Mr. César Alierta Izuel	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	—	15,200	21,200	17,200	53,600
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	23,800	—	—	—	—	23,800
Mr. Peter Erskine	—	21,200	—	40,133	—	61,333
Ms. Sabina Fluxà Thienemann	—	11,467	—	—	—	11,467
Mr. Luiz Fernando Furlán	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	18,200	19,200	13,200	16,200	24,667	91,467
Mr. Pablo Isla Álvarez de Tejera	—	16,200	—	—	—	16,200
Mr. Peter Löscher	—	—	—	13,467	—	13,467
Mr. Antonio Massanell Lavilla	22,200	—	26,400	11,200	14,200	74,000
Mr. Ignacio Moreno Martínez	23,200	—	15,200	—	17,200	55,600
Mr. Francisco Javier de Paz Mancho[1]	13,467	23,800	5,733	—	24,933	67,933
Mr. Wang Xiaochu	—	—	—	—	—	—

1	In the case of Mr. Linares, includes the amount received for belonging to the former Strategy Committee until April 27, 2016, and in the case of Mr. de Paz includes the amount received for belonging to the Service Quality and Customer Service Committee until April 27, 2016.

Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas and Mr. Alfonso Ferrari Herrero ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affairs	TOTAL 2016
Mr. José Fernando de Almansa Moreno-Barreda	—	—	3,800	—	—	6,800	5,800	16,400
Mr. Calos Colomer Casellas	11,600	5,800	—	4,800	8,600	—	—	30,800
Mr. Alfonso Ferrari Herrero	7,800	8,600	3,800	3,800	—	6,800	5,800	36,600

The following table also breaks down on an individualized basis the amounts received by the Company’s Directors from companies of the Telefónica Group other than Telefónica, S.A. for the performance of executive duties or for belonging to the Boards of Directors and/or Advisory Committees of such companies:

Telefónica, S.A.    134

2016 Consolidated Financial Statements

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed compen- sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	30,000	30,000
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	60,000	—	—	—	—	60,000
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	—	—	—	—	—	—
Mr. Peter Erskine	—	—	—	—	—	53,066	53,066
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Mr. Luiz Fernando Furlán	—	86,656	—	—	—	30,000	116,656
Mr. Gonzalo Hinojosa Fernández de Angulo	—	19,254	—	—	—	30,000	49,254
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	181,394	—	—	—	30,000	211,394
Mr. Wang Xiaochu	—	—	—	—	—	—	—

1	Salary: Compensation amounts that are not variable in nature and that the Director received from other companies of the Telefónica Group for his/her executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the boards of directors of other Companies of the Telefónica Group.

It is noted that Ms. Eva Castillo accrued an amount of 60,000 euros during fiscal year 2016 for belonging to the Supervisory Board of Telefónica Deutschland Holding, A.G. Such amount had not been paid as of the date of preparation of this document. Mr. Peter Erskine also accrued an amount of 12,403 euros during fiscal year 2016 for belonging to the Supervisory Board of Telefónica Deutschland Holding, A.G. Such amount had not been paid as of the date of preparation of this document.

3	Attendance fees: Total amount of attendance fees for attending the meetings of the boards of directors of other Companies of the Telefónica Group.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016, by other companies of the Telefónica Group.
5	Compensation for belonging to Committees of the Board of other companies of the Telefónica Group: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time and accrued by the Director for belonging to the Committees of boards of directors of other Companies of the Telefónica Group.
6	Other items: Includes, among other things, the amounts received for belonging to other Regional and Business Advisory Boards (Spain, UK and Latam) and other in-kind compensation (general medical insurance and dental coverage) paid by other companies of the Telefónica Group. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Regional and Business Boards were eliminated.

Furthermore, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero and Mr. Santiago Fernández Valbuena ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

Telefónica, S.A.    135

2016 Consolidated Financial Statements

Directors	Salary[1]	Fixed compen- sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José Fernando de Almansa Moreno-Barreda	—	95,944	—	—	—	30,000	125,944
Mr. Calos Colomer Casellas	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	84,865	—	—	—	30,000	114,865
Mr. Santiago Fernández Valbuena[7]	319,223	—	—	1,149,205	—	9,218	1,477,646

1	Salary: Compensation amounts that are not variable in nature and that the Director received from other companies of the Telefónica Group for his/her executive work.
2	Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the boards of directors of other Companies of the Telefónica Group.
3	Attendance fees: Total amount of attendance fees for attending the meetings of the boards of directors of other Companies of the Telefónica Group.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016, by other companies of the Telefónica Group.
5	Compensation for belonging to Committees of the Board of other companies of the Telefónica Group: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time and accrued by the Director for belonging to the Committees of boards of directors of other Companies of the Telefónica Group.
6	Other items: Includes, among other things, the amounts received for belonging to other Regional and Business Advisory Boards (Spain, UK and Latam) and other in-kind compensation (general medical insurance and dental coverage) paid by other companies of the Telefónica Group. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Regional and Business Boards were eliminated.
7	It is noted that Executive Director Mr. Santiago Fernández Valbuena collected his remuneration in Brazilian reais and, accordingly, the stated amounts of his compensation in euros may vary depending on the exchange rate applicable at any particular time.

Also as stated in the section on Compensation Policy, the Executive Directors have a number of Benefits. Set forth below is a breakdown of the contributions made by the Company to the long-term savings plans (Pension Plans and Benefits Plan) during fiscal year 2016:

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2016
Mr. José María Álvarez-Pallete López	673,085
Mr. César Alierta Izuel	44,912

Telefónica, S.A.    136

2016 Consolidated Financial Statements

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. César Alierta Izuel	5,377	—	39,535

1	Contributions to the Executive Benefits Plan in 2006, funded solely by the Company, to supplement the Pension Plan in effect, which entails defined contributions equal to a particular percentage of the Officer’s fixed compensation based on professional levels within the Telefónica Group’s organization.

It is noted that in 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.

This Unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2016 amounts for life insurance premiums were as follows:

LIFE INSURANCE PREMIUMS

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	17,111
Mr. César Alierta Izuel	62,959

As regards share-based compensation plans (in which only the Executive Directors participate), there were three long-term variable compensation plans in effect during fiscal year 2016:

1.- The first “Performance & Investment Plan” (“PIP”) made up of three cycles (2011-2014; 2012-2015; 2013-2016), was approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. Pursuant to the general terms and conditions thereof, there was no delivery of shares from the third cycle of the Plan (2013-2016), for which reason no shares were delivered to the Executive Directors who participated in this cycle.

2.- The second Plan, also called “Performance & Investment Plan” (“PIP”), was approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014. The first cycle of this Plan began in 2014 and will end in October 2017. The second cycle of this Plan began in 2015 and will end in October 2018. As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

Set out below is the maximum number of theoretical shares allocated (without co-investment), as well as the maximum number of theoretical shares allocated upon compliance with the “co-investment” requirement established in such second Plan and maximum completion of the TSR target set for the first and second cycle of the Plan.

Telefónica, S.A.    137

2016 Consolidated Financial Statements

SECOND PIP - First Cycle / 2014-2017

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. César Alierta Izuel	324,000	506,250

(*)	Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.

SECOND PIP - Second Cycle / 2015-2018

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. César Alierta Izuel	324,000	506,250

(*)	Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.

In any event, it is noted that no shares have been delivered to the Executive Directors under either the first or the second cycle of the second PIP and that the table above only reflects the number of shares potentially deliverable under various scenarios, without in any way meaning that all or part thereof will actually be delivered.

In fact, the number of shares of Telefónica, S.A. that always, within the maximum limit and that could be delivered, where appropriate, to the Participants is subject to and determined by the Total Shareholder Return (“TSR”) of the Telefónica, S.A. shares during the cycle (3 years), as compared to TSRs experienced by certain companies within the telecommunications sector, weighted according to their relevance to Telefónica, S.A. which shall constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan. The companies included in the Comparison Group are the following: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera, and Tim Participaçoes.

The achievement scale approved by the Board is the following: if the TSR performance of Telefónica, S.A. shares is within at least the median of the Comparison Group, the number of shares to be delivered will be 30% of the maximum. If performance falls in the third quartile of the Comparison Group, the number of shares to be delivered shall be 100% of the maximum. Those cases falling between the median and the third quartile shall be calculated by linear interpolation. If the TSR of Telefónica, S.A. falls within the ninth decile or higher, the delivery rate will be higher than 100%, up to a maximum of 125%, calculated by linear interpolation between said third quartile and the ninth decile.

3.- The Telefónica, S.A. Incentive Share Purchase Plan (2015-2017) directed towards all employees of the Group at the international level (including executive personnel as well as the Executive Chairmen), called the “Global Employee Incentive Share Purchase Plan” (“GESP”), the third edition of which was approved by the shareholders at the Ordinary General Shareholders’ Meeting of the Company held on May 30, 2014.

This Plan is intended to strengthen Telefónica’s nature as a global employer, creating a common remuneration culture throughout the Company, incentivize participation in capital by all employees of the Group, and encourage their motivation and loyalty.

Through this Plan, employees are offered the possibility of acquiring shares of Telefónica, S.A. for a maximum period of twelve months (purchase period), with the Company’s commitment to deliver to the participants therein a certain number of shares free of charge, provided that certain requirements are met. Each employee can allocate a maximum amount of 1,800 euros, and a minimum amount of 300 euros. If the employee remains with the Telefónica Group and maintains the shares for an additional year after the purchase period (vesting period), they will have the right to receive one free share for each share that they have acquired and maintained through the end of the vesting period.

Mr. Álvarez-Pallete and Mr. Alierta Izuel participated in this Plan with the maximum contribution, i.e., 150 euros monthly, for twelve months. At December 31, 2016, they had acquired a total of 178 shares under this Plan, having the right to receive an equivalent number of shares free of charge, provided that the shares acquired have been kept for the vesting period (twelve months from the end of the purchase period), among other conditions.

Telefónica, S.A.    138

2016 Consolidated Financial Statements

It should also be noted that the external Directors of the Company have not received and will not receive during 2016 any compensation as pensions or life insurance, and will also not participate in compensation plans linked to the listing price of the shares (except as described for Mr. Alierta and Mr. Linares in the tables above).

The Company does not grant, and has not granted during 2016, any advance, loan or credit to any of the Directors or to its Senior Management, in compliance with the requirements of the Sarbanes-Oxly Act in the United States, which applies to Telefónica as a company listed on such market.

Compensation of the Senior Management of the Company.

For their part, the Officers who in 2016 were members of the Company’s Senior Management,1 excluding those forming part of the Board of Directors, received the total amount of 9,838,615 euros during fiscal year 2016.

It is noted that Mr. Santiago Fernández Valbuena received an amount of 10,560,000 euros in compensation as a result of his cessation as an Officer of Telefónica, S.A. in May 2016.

In addition, as to the long-term savings plans, the contributions made by the Telefónica Group during 2016 to the Benefits Plan described in the note on “Income and expenses” as regards these Officers was 1,414,777 euros; the contributions for the Pension Plan was 137,650 euros; and the contributions to the Unit-Link Insurance-Pension Plan Surplus were 133,351 euros.

Furthermore, amounts relating to in-kind compensation (including life insurance and other insurance premiums as well as general medical insurance, dental coverage, and vehicle) were 131,665 euros.

And as regards share-based compensation plans, there were three long-term variable compensation plans in effect during fiscal year 2016:

1.- First “Performance & Investment Plan” (“PIP”) made up of three cycles (2011-2014; 2012-2015; 2013-2016), approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. Pursuant to the general terms and conditions thereof, there was no delivery of shares from the third cycle of the Plan (2013-2016), for which reason no shares were delivered to the Officers.

2.- Second “Performance & Investment Plan” (“PIP”) made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014. The number of theoretical shares assigned (without co-investment) to the beginning of the cycle to all Officers within the company’s Senior Management and the maximum number of shares assigned2 is 453,580 and 706,975, respectively, in the first cycle (2014-2017), and 349,650 and 544,563, respectively, in the second cycle (2015-2018).

As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

[1]	With Senior Management being understood for these purposes as those persons who, de facto or de jure, perform senior management duties while reporting to the Board of Directors or the Executive Commissions or Chief Operating Officers of the Company, including in all cases the head of Internal Audit.
[2]	Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target. In any event, it is noted that no shares have been delivered to the Executive Directors under either the first or the second cycle of the second PIP and that the table above only reflects the number of shares potentially deliverable under various scenarios, without in any way meaning that all or part thereof will actually be delivered.

Telefónica, S.A.    139

2016 Consolidated Financial Statements

3.- “Global Employee Incentive Share Purchase Plan” (“GESP”) (2015-2017), the third edition of which was approved by the shareholders at the Ordinary General Shareholders’ Meeting of the Company held on May 30, 2014. All Officers within the Company’s Senior Management have decided to participate therein with the maximum contribution (i.e., 150 euros monthly, for twelve months). At December 31, 2016, the Officers within the Senior Management had acquired a total of 1,033 shares under this Plan, having the right to receive an equivalent number of shares free of charge, provided that the shares acquired are kept for the vesting period (twelve months from the end of the purchase period), among other conditions.

Telefónica, S.A.    140

2016 Consolidated Financial Statements

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2016 are as follows (in millions of euros):

Total Telefónica and its instrumental companies

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2017	2018	2019	2020	2021	Subsequent years	Total
Exchangeable Bond	EUR	6.000%	750	—	—	—	—	—	750
Telefónica, S.A.			750	—	—	—	—	—	750
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,186	1,186
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,686	1,686
EMTN O2 GBP	GBP	5.375%	—	877	—	—	—	—	877
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	585	585
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,898	1,898
TELEF EMISIONES JUNE 14	USD	USDL3M+0,65%	474	—	—	—	—	—	474
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0,83000%	—	—	—	—	55	—	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0,70000%	—	24	—	—	—	—	24
TELEF EMISIONES APRIL 2014	EUR	1 x EURIBOR3M + 0,75000%	200	—	—	—	—	—	200
TELEF EMISIONES JULY C 07	USD	6.221%	664	—	—	—	—	—	664
TELEF EMISIONES MAY 2014	EUR	2.242%	—	—	—	—	—	1,250	1,250
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	949	—	—	—	949
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	—	1,750	—	—	—	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	—	760	760
TELEF EMISIONES JUNE 2014	EUR	1 x EURIBOR3M + 0,75%	100	—	—	—	—	—	100
TELE EMISIONES APRIL 3 2010	USD	5.134%	—	—	—	1,328	—	—	1,328
TELEF EMISIONES SEPTEMBER 2010	EUR	3.661%	1,000	—	—	—	—	—	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	468	468
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	1,200	—	—	—	—	—	1,200
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	—	1,423	—	1,423
TELEF EMISIONES MARCH 2011	EUR	4.750%	100	—	—	—	—	—	100
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	120	—	—	—	—	—	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	—	1,500	—	—	—	—	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	—	—	—	818	—	—	818
TELEF. EMISIONES MARCH 2012	CZK	3.934%	46	—	—	—	—	—	46
TELEF. EMISIONES JUNE 2013	JPY	4.250%	—	81	—	—	—	—	81
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	1,000	—	—	—	—	—	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	—	—	—	1,200	—	—	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	—	233	—	—	—	—	233

Telefónica, S.A.    141

2016 Consolidated Financial Statements

TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	—	—	140	140
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	—	—	—	1,000	—	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	—	1,186	—	—	—	—	1,186
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	—	—	712	712
TELEF. EMISIONES MAY 2013	EUR	2.736%	—	—	750	—	—	—	750
TELEF. EMISIONES OCT 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES OCT 2013	CHF	2.595%	—	—	—	210	—	—	210
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 0,33%	300	—	—	—	—	—	300
TELEF. EMISIONES DECEMBER 2015	EUR	1 x EURIBOR3M + 0,53%	100	—	—	—	—	—	100
TELEF EMISIONES JULY 2015	EUR	1 x EURIBOR6M + 0,83%	—	—	—	—	—	67	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	—	—	—	—	1,000	—	1,000
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	—	—	—	—	1,400	1,400
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCT 2016	EUR	0.318%	—	—	—	1,250	—	—	1,250
TELEF. EMISIONES OCT 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DEC 2016	EUR	4.000%	—	—	—	—	—	150	150
Telefónica Emisiones, S.A.U.			5,304	3,901	3,449	4,806	3,478	11,830	32,768
Exchangeable Bond	EUR	4.900%	71	—	—	—	—	—	71
Exchangeable Bond MARCH 2016	EUR	—	—	—	—	—	600	—	600
Telefónica Participaciones			71	—	—	—	600	—	671

Total Telefónica, S.A. and its instrumental companies			6,125	3,901	3,449	4,806	4,078	13,516	35,875

Telefónica, S.A.    142

2016 Consolidated Financial Statements

Foreign operators

			Maturity
Debentures and bonds	Currency	% Interest rate	2017	2018	2019	2020	2021	Subsequent years	Total
Bond Q	CLP	5.750%	—	—	66	—	—	—	66
USD Bond	USD	3.875%	—	—	—	—	—	471	471
Telefónica Chile, S.A.			—	—	66	—	—	471	537
Bond F	UF	3.600%	—	—	—	—	—	111	111
Bond G	UF	2.200%	—	—	—	75	—	—	75
Bond I	UF	1.950%	—	—	—	75	—	—	75
Bond K	CLP	4.900%	—	—	—	—	134	—	134
Telefónica Móviles Chile, S.A.			—	—	—	150	134	111	395
T. Finanzas Mex 0710 FIX	MXN	8.070%	—	—	—	92	—	—	92
Telefónica Finanzas México, S.A.			—	—	—	92	—	—	92
Bond T. Peru 5th Program (33th Series A)	N. SOL	6.813%	17	—	—	—	—	—	17
Bond T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	23	23
Bond T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	57	—	—	—	—	—	57
Bond T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	—	—	23	—	—	—	23
Bond T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	—	19	—	—	—	—	19
Bond T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	18	18
Bond T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	18	18
Bond T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	9	—	—	—	—	—	9
Bond T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	—	—	4	—	—	—	4
Bond T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	—	—	—	—	9	—	9
Bond T. Peru 6th Program (11th)	N. SOL	6.656%	—	—	—	—	—	74	74
Commercial Papaer T. Peru 4th Program (3rd)	N. SOL	5.890%	19	—	—	—	—	—	19
Bond T.M.Peru 2nd Program (11th Series A)	N. SOL	7.750%	20	—	—	—	—	—	20
Bond T.M.Peru 2nd Program (11th Series B)	N. SOL	7.375%	—	17	—	—	—	—	17
Bond T.M.Peru 2nd Program (27th Series A)	N. SOL	5.531%	—	—	14	—	—	—	14
Telefónica del Perú, S.A.			122	36	41	—	9	140	348
Nonconvertible bonds	BRL	1,0 XCDI + 0,75%	582	—	—	—	—	—	582
Nonconvertible bonds	BRL	1,0 XCDI + 0,68%	—	378	—	—	—	—	378
Nonconvertible bonds	BRL	IPCA + 4%	—	—	10	—	—	—	10
Convertible bonds ( Telemig) I	BRL	IPCA + 0,5%	—	2	—	—	—	—	2
Convertible bonds ( Telemig) II	BRL	IPCA + 0,5%	—	5	1	1	1	1	9
Convertible bonds ( Telemig) III	BRL	IPCA + 0,5%	—	9	2	2	2	2	17
Telefônica Brasil, S.A.			582	394	13	3	3	3	998
BOND R144-A	USD	5.375%	—	—	—	—	—	710	710

Telefónica, S.A.    143

2016 Consolidated Financial Statements

Colombia Telecomunicaciones, S.A, ESP			—	—	—	—	—	710	710
Bond	EUR	1.875%	—	600	—	—	—	—	600
Bond	EUR	2.375%	—	—	—	—	500	—	500
O2 Telefónica Deutschland Finanzierungs, GmbH			—	600	—	—	500	—	1,100
Total Outstanding Debentures and Bonds Foreign operators			705	1,030	120	245	646	1,435	4,180
Total Outstanding Debentures and Bonds			6,830	4,931	3,569	5,051	4,724	14,951	40,055

The main debentures and bonds issued by the Group in 2016 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	04/13/16	04/13/22	1,400	1,400	EUR	0.75%
	04/13/16	04/13/26	1,350	1,350	EUR	1.46%
	10/17/16	10/17/20	1,250	1,250	EUR	0.318%
	10/17/16	10/17/31	750	750	EUR	1.93%
	12/28/16	12/28/51	150	150	EUR	4.00%
Telefónica Participaciones, S.A.U.
Cash-settled equity-link bonds non-dilutive (*)	03/09/16	03/09/31	600	600	EUR	0%
Telefónica Móviles Chile, S.A.
Bond	09/28/16	09/13/21	94,410	134	CLP	4.90%

(*)	Referenced to the trading price of Telefónica, S.A.

Telefónica, S.A.    144

2016 Consolidated Financial Statements

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2016 is as follows:

								Fair value
Millions of Euros	2017	2018	2019	2020	2021	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	3,914	5,135	5,066	6,350	8,309	13,637	42,412	32,873	10,018	42,891
Floating rate	522	2,107	2,716	453	5,295	4,670	15,763	5,402	10,428	15,830
Spread	0.31%	0.24%	(0.03)%	(0.22)%	0.00%	0.23%	0.1%	—	—	—
Fixed rate	3,392	3,028	2,350	5,897	3,014	8,967	26,649	27,471	(410)	27,061
Interest rate	6.35%	4.66%	5.05%	3.35%	2.36%	2.36%	4%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	—	—	—	—	—	—	—	49	(48)	1
Floating rate	148	—	—	—	—	—	148	—	148	148
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(148)	—	—	—	—	—	(148)	49	(196)	(147)
Interest rate	(1.23)%	—	—	—	—	—	(1.23)%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	1,070	804	(355)	(467)	—	1,812	2,864	3,722	(724)	2,998
Floating rate	71	526	(497)	(514)	(269)	1,280	597	7	608	615
Spread	—	—	—	—	—	—	0.00%	—	—	—
Fixed rate	999	278	142	47	269	415	2,150	3,598	(1,332)	2,266
Interest rate	0.18%	12.98%	(0.46)%	65.03%	1.44%	8.90%	5.05%	—	—	—
Rate cap	—	—	—	—	—	117	117	117	—	117
Instruments in CHF	—	—	—	—	—	—	—	637	(636)	1
Floating rate	—	—	—	—	—	—	—	270	(271)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	367	(365)	2
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(1,147)	(214)	208	(135)	(1,878)	3,695	528	16,034	(15,300)	734
Floating rate	(728)	(48)	174	(155)	(1,898)	2,841	186	835	(622)	213
Spread	(0.79)%	(2.53)%	0.12%	(0.22)%	(0.06)%	0.01%	4.88%	—	—	—
Fixed rate	(419)	(166)	34	20	20	854	342	15,199	(14,678)	521
Interest rate	(5.71)%	398.64%	58.89%	92.36%	129.86%	17.00%	47.15%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	(17)	—	—	—	—	—	(17)	(9)	(9)	(18)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(17)	—	—	—	—	—	(17)	(9)	(9)	(18)
Interest rate	1.42%	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

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2016 Consolidated Financial Statements

Instruments in ARS	(224)	19	1	—	—	(8)	(212)	(199)	—	(199)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(224)	19	1	—	—	(8)	(212)	(199)	—	(199)
Interest rate	21.73%	17.88%	9.00%	—	—	0.00%	21%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	393	787	248	124	86	61	1,698	631	1,090	1,721
Floating rate	(642)	631	185	84	73	(38)	292	(152)	407	255
Spread	(3.11)%	0.93%	2.10%	2.78%	1.73%	(3.55)%	—	—	—	—
Fixed rate	1,035	156	63	40	13	99	1,406	783	683	1,466
Interest rate	6.89%	9.31%	8.59%	0.37%	5.43%	8.81%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	73	44	67	142	274	428	1,028	(33)	1,048	1,015
Floating rate	68	(91)	67	—	140	439	623	(6)	635	629
Spread	—	—	1.12%	—	0.62%	(0.29)%	0.05%	—	—	—
Fixed rate	5	135	—	142	134	(11)	405	(27)	413	386
Interest rate	35.16%	4.65%	—	5.09%	4.90%	0.00%	5.36%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	275	(290)	(15)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	275	(290)	(15)
Interest rate	—	—	—	—	—	—	0.00%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	488	71	13	—	—	74	646	169	465	634
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	488	71	13	—	—	74	646	169	465	634
Interest rate	6.21%	6.47%	6.13%	—	—	6.66%	6.29%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	66	19	27	—	9	66	187	187	—	187
Floating rate	66	19	27	—	9	66	187	187	—	187
Spread	3.66%	3.38%	3.66%	—	3.50%	3.24%	3.47%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	757	133	202	132	146	1,077	2,446	1,545	841	2,386
Floating rate	75	85	120	132	146	1,077	1,634	1,595	42	1,637
Spread	5.84%	4.45%	4.49%	4.76%	5.03%	7.43%	6.56%	—	—	—
Fixed rate	682	48	82	—	—	—	812	(50)	799	749
Interest rate	6.44%	8.87%	13.03%	—	—	—	7.24%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(26)	8	—	—	—	(3)	(20)	(20)	—	(20)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(26)	8	—	—	—	(3)	(20)	(20)	—	(20)
Interest rate	1.59%	11.30%	—	—	—	0.00%	(2.39)%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A.    146

2016 Consolidated Financial Statements

Instruments in UDI	—	—	—	—	—	—	—	—	—	—
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	0%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	199	27	42	24	40	456	787	559	233	792
Floating rate	19	6	7	8	10	107	157	158	—	158
Spread	4.94%	6.04%	6.05%	6.08%	6.07%	5.37%	5.45%	—	—	—
Fixed rate	180	21	35	16	30	349	630	401	233	634
Interest rate	10.27%	6.08%	5.72%	11.73%	6.56%	7.31%	8.10%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	(7)	—	—	30	—	—	23	23	—	23
Floating rate	(7)	—	—	—	—	—	(7)	(7)	—	(7)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	—	—	—	30.0	—	—	30	30	—	30
Interest rate	—	—	—	4.00%	—	—	3.99%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in NIO	(6)	—	—	—	—	5	(1)	(1)	—	(1)
Floating rate	(6)	—	—	—	—	—	(6)	(6)	—	(6)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	—	—	—	—	—	5	5	5	—	5
Interest rate	—	—	—	—	—	11.90%	11.90%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	75	(89)	(14)
Floating rate	—	—	—	—	—	—	—	—	(1)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	75	(88)	(13)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL							52,369	56,517	(3,401)	53,116

Floating rate							19,574	8,283	11,374	19,657
Fixed rate							32,678	48,117	(14,775)	33,342
Rate cap							117	117	—	117
Currency Options and Others (*)							—	—	9	9

Telefónica, S.A.    147

2016 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2016:

Interest rate swaps

Millions of euros	Maturity
Trading purposes	2017	2018	2019	2020	2021	Subsequent years	Total	Fair value
EUR								(78)
Fixed to fix	—	—	—	—	—	—	—	2
Receiving leg	(150)	(90)	(25)	—	—	—	(265)	(266)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	150	90	25	—	—	—	265	268
Average Interest Rate	0.59%	0.83%	0.85%	—	—	—	0.70%	—
Fixed to floating	(34)	—	—	—	—	—	(34)	(1,693)
Receiving leg	(9,933)	(8,457)	(7,016)	(8,950)	(6,862)	(3,612)	(44,830)	(29,011)
Average Interest Rate	1.24%	1.06%	1.41%	1.57%	2.05%	1.64%	1.45%	—
Paying leg	9,899	8,457	7,016	8,950	6,862	3,612	44,796	27,318
Average Spread	0.27%	0.42%	0.62%	0.41%	0.60%	—	0.41%	—
Floating to fixed	—	—	—	—	—	—	—	1,613
Receiving leg	(6,399)	(3,280)	(2,314)	(5,834)	(3,303)	(3,687)	(24,817)	(24,559)
Average Spread	2.15%	—	0.01%	0.00%	—	—	0.56%	—
Paying leg	6,399	3,280	2,314	5,834	3,303	3,687	24,817	26,172
Average Interest Rate	1.27%	1.96%	2.68%	2.40%	2.75%	1.17%	1.94%	—
USD								9
Fixed to floating	—	—	—	—	—	—	—	(13)
Receiving leg	(1,028)	(728)	(323)	(323)	(323)	(446)	(3,171)	(1,573)
Average Interest Rate	1.51%	1.45%	1.40%	1.52%	1.61%	2.35%	1.61%	—
Paying leg	1,028	728	323	323	323	446	3,171	1,560
Average Spread	0.37%	0.62%	1.52%	1.61%	1.68%	—	0.75%	—
Floating to fixed	—	—	—	—	—	—	—	22
Receiving leg	(1,054)	(472)	—	—	—	(446)	(1,972)	(1,941)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	1,054	472	—	—	—	446	1,972	1,963
Average Interest Rate	2.94%	2.87%	—	—	—	2.14%	2.74%	—
GBP								(65)
Fixed to floating	—	—	—	—	—	—	—	(105)
Receiving leg	(193)	(761)	(29)	(23)	(257)	(544)	(1,807)	(1,914)
Average Interest Rate	1.52%	1.61%	2.25%	2.36%	1.76%	3.27%	2.14%	—
Paying leg	193	761	29	23	257	544	1,807	1,809
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	40
Receiving leg	(129)	(818)	—	(70)	(175)	(199)	(1,391)	(1,395)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	129	818	—	70	175	199	1,391	1,435
Average Interest Rate	1.08%	1.38%	—	0.73%	2.56%	1.84%	1.54%	—

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2016 Consolidated Financial Statements

CZK								(1)
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(46)	—	—	—	—	—	(46)	(196)
Average Interest Rate	1.60%	—	—	—	—	—	1.60%	—
Paying leg	46	—	—	—	—	—	46	195
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	(46)	—	—	—	—	(46)	(47)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	46	—	—	—	—	46	47
Average Interest Rate	—	1.25%	—	—	—	—	1.25%	—

Interest rate swaps

Millions of euros	Maturity
Non trading purposes	2017	2018	2019	2020	2021	Subsequent years	Total	Fair value
EUR								481
Fixed to floating	—	—	—	—	—	—	—	(228)
Receiving leg	(250)	(200)	—	—	(1,300)	(1,650)	(3,400)	(3,627)
Average Interest Rate	0.79%	0.93%	—	—	1.29%	1.46%	1.31%	—
Paying leg	250	200	—	—	1,300	1,650	3,400	3,399
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	709
Receiving leg	(1,682)	(1,720)	(1,259)	(3,334)	(699)	(1,960)	(10,654)	(6,970)
Average Spread	0.27%	0.26%	1.32%	0.05%	—	—	0.25%	—
Paying leg	1,682	1,720	1,259	3,334	699	1,960	10,654	7,679
Average Interest Rate	2.15%	2.83%	1.57%	2.85%	2.71%	1.43%	2.31%	—
USD								(1,156)
Fixed to floating	—	—	—	—	—	—	—	(1,156)
Receiving leg	(1,283)	(1,541)	(1,269)	(2,004)	(1,698)	(4,567)	(12,362)	(12,559)
Average Interest Rate	3.49%	1.18%	3.46%	3.03%	3.45%	3.38%	3.08%	—
Paying leg	1,283	1,541	1,269	2,004	1,698	4,567	12,362	11,403
Average Spread	0.56%	—	—	0.22%	—	—	0.09%	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
MXN								(5)
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	—	—	—	(92)	—	—	(92)	(97)
Average Interest Rate	—	—	—	8.07%	—	—	8.07%	—
Paying leg	—	—	—	92	—	—	92	94
Average Spread	—	—	—	0.61%	—	—	0.61%	—
Floating to fixed	—	—	—	—	—	—	—	(2)
Receiving leg	—	—	—	(92)	—	—	(92)	(94)
Average Spread	—	—	—	0.61%	—	—	0.61%	—
Paying leg	—	—	—	92	—	—	92	92
Average Interest Rate	—	—	—	6.62%	—	—	6.62%	—

Telefónica, S.A.    149

2016 Consolidated Financial Statements

GBP								(254)
Fixed to floating	—	—	—	—	—	—	—	(254)
Receiving leg	—	(526)	—	(818)	—	(1,053)	(2,397)	(2,652)
Average Interest Rate	—	1.43%	—	1.87%	—	3.47%	2.47%	—
Paying leg	—	526	—	818	—	1,053	2,397	2,398
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
JPY								(1)
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	—	(81)	—	—	—	—	(81)	(82)
Average Interest Rate	—	0.32%	—	—	—	—	0.32%	—
Paying leg	—	81	—	—	—	—	81	81
Average Spread	—	—	—	—	—	—	—	—
CLP								—
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	—	—	(67)	—	—	—	(67)	(72)
Average Interest Rate	—	—	5.75%	—	—	—	5.75%	—
Paying leg	—	—	67	—	—	—	67	69
Average Spread	—	—	1.12%	—	—	—	1.12%	—
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(28)	(91)	—	(28)	1	—	(146)	(92)
Average Spread	3.31%	—	—	—	—	—	0.64%	—
Paying leg	28	91	—	28	(1)	—	146	95
Average Interest Rate	—	5.05%	—	3.31%	—	—	3.75%	—
CHF								(24)
Fixed to floating	—	—	—	—	—	—	—	(24)
Receiving leg	—	(233)	—	(210)	—	(140)	(583)	(606)
Average Interest Rate	—	0.28%	—	0.95%	—	0.75%	0.63%	—
Paying leg	—	233	—	210	—	140	583	582
Average Spread	—	—	—	—	—	—	—	—
BRL								(32)
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	(8)	(2)	42	—	—	—	32	(32)
Receiving leg	(108)	(83)	—	—	—	—	(191)	(420)
Average Spread	2.59%	2.03%	—	—	—	—	2.35%	—
Paying leg	100	81	42	—	—	—	223	388
Average Interest Rate	—	—	—	—	—	—	—	—
COP								2
Fixed to floating	—	—	—	—	—	—	—	2
Receiving leg	—	(5)	(10)	(10)	(10)	(5)	(40)	(40)
Average Interest Rate	—	7.25%	7.25%	7.25%	7.25%	7.25%	7.25%	—
Paying leg	—	5	10	10	10	5	40	42
Average Spread	—	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	—

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2016 Consolidated Financial Statements

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2017	2018	2019	2020	2021	Subsequent years
Currency Puts (EURUSD, USDEUR)
Notional amount of options bought	1,861	179	—	—	—	—
Strike	1.36	1.57	—	—	—	—
Notional amount of options sold	1,545	—	—	—	—	—
Strike	1.27	—	—	—	—	—

Interest rate options	Maturities
Millions of euros	2017	2018	2019	2020	2021	Subsequent years
Collars
Notional amount of options bought	—	800	—	—	—	877
Strike Cap	—	4.35	—	—	—	4.92
Strike Floor	—	3.05	—	—	—	4.15
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	—	—	—	—	877
Strike	—	—	—	—	—	5.53
Floors
Notional amount of options bought	—	—	—	—	—	877
Strike	—	—	—	—	—	1.17
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

Telefónica, S.A.    151

2016 Consolidated Financial Statements

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2017	2018	2019	2020	2021	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	68	—	—	—	—	1	69
Pay	BRL	(484)	(61)	(54)	—	—	—	(599)
Receive	CLP	68	—	—	—	—	439	507
Pay	CLP	(135)	—	—	(142)	(140)	(877)	(1,294)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(285)	(48)	(2)	—	—	—	(335)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	649	33	36	—	—	—	718
Pay	EUR	(1,397)	(1,556)	(1,565)	(3,001)	(3,087)	(1,221)	(11,827)
Receive	GBP	—	—	585	1,286	—	—	1,871
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	81	—	—	—	—	81
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	—	—	—	—	—	—	—
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(15)	(7)	(1)	—	1	—	(22)
Receive	UFC	—	—	—	149	—	224	373
Pay	UFC	—	—	—	—	—	(112)	(112)
Receive	USD	2,407	1,640	1,149	1,815	3,738	2,247	12,996
Pay	USD	(447)	—	—	—	(1)	(475)	(923)
Receive	UDI	—	—	—	—	—	2	2
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	—	233	—	210	—	140	583
Pay	CHF	—	—	—	—	—	—	—

TOTAL		429	315	148	317	511	368	2,088

Telefónica, S.A.    152

2016 Consolidated Financial Statements

Millions of euros		2017	2018	2019	2020	2021	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	59	—	—	—	—	—	59
Pay	BRL	(596)	—	—	—	—	—	(596)
Receive	CLP	166	—	—	—	—	—	166
Pay	CLP	(486)	—	—	—	—	—	(486)
Receive	COP	11	—	—	—	—	—	11
Pay	COP	(468)	—	—	—	—	—	(468)
Receive	CZK	46	—	—	—	—	—	46
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	5,336	—	—	—	—	—	5,336
Pay	EUR	(2,413)	—	—	—	—	—	(2,413)
Receive	GBP	1,009	—	—	—	—	—	1,009
Pay	GBP	(2,633)	—	—	—	—	—	(2,633)
Receive	MXN	52	—	—	—	—	—	52
Pay	MXN	(467)	—	—	—	—	—	(467)
Receive	PEN	88	—	—	—	—	—	88
Pay	PEN	(537)	—	—	—	—	—	(537)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	2,700	—	—	—	—	—	2,700
Pay	USD	(1,991)	—	—	—	—	—	(1,991)
Receive	UYU	9	—	—	—	—	—	9
Pay	UYU	—	—	—	—	—	—	—

TOTAL		(115)	—	—	—	—	—	(115)

Telefónica, S.A.    153

2016 Consolidated Financial Statements

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2016 and 2015 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/16	12/31/15	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	200	USD	190	226	05/03/2011	07/30/2021
Structured Financing (*)	669	USD	635	722	02/22/2013	01/31/2023
Structured Financing (*)	532	USD	505	447	08/01/2013	10/31/2023
Syndicated facility (1)	3,000	EUR	—	700	02/18/2014	02/18/2021
Bilateral	1,500	EUR	1,500	1,500	06/26/2014	06/26/2018
Syndicated facility (2)	2,500	EUR	550	500	02/19/2015	02/19/2022
Bilateral	200	EUR	200	200	06/30/2015	06/30/2020
Syndicated facility (3)	1,500	EUR	—	—	11/17/2015	02/15/2019
Structured Financing (*)	737	USD	324	—	12/11/2015	03/11/2026
Structured Financing (*)	492	EUR	240	—	12/11/2015	03/11/2026
Bilateral loan	100	EUR	100	—	02/23/2016	02/23/2019
Bilateral loan	100	EUR	100	—	02/23/2016	02/23/2021
Loan	300	EUR	300	—	03/08/2016	03/08/2021
Bilateral loan	300	EUR	300	—	10/24/2016	03/19/2019
Telefónica Móviles Chile, S.A.
Syndicated	150	USD	142	—	04/15/2016	15/04/2021
Telefónica Germany GmbH & Co. OHG
Syndicated	750	EUR	50	—	03/22/2016	03/22/2021
EIB Financing (4)	450	EUR	250	—	06/13/2016	06/13/2025
Telefónica Europe, B.V.
Structured Financing (*)	1,500	EUR	—	—	11/28/2016	11/28/2024

(1)	Extended for 12 additional months of the syndicated facility signed in February 2014.
(2)	Extended for 12 additional months of the syndicated facility signed in February 2015.
(3)	On November 15, 2016 an amendment was signed extending the maturity for 12 additional months of the syndicated facility and an early repayment of 1,500 million euros was made.
(4)	This financing is split in 5 tranches with a maturity to as late as 2025.
(*)	Facility with amortization schedule.

Telefónica, S.A.    154

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Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricted regulations.

In order to provide services and operate its networks, and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

In this section it is described the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sectorial regulators, which are described in this section, are in the approval process and therefore have not concluded.

Electronic Communication Regulation in the European Union

The European Union’s legal framework for electronic communications services was developed with the aim of promoting competition and improving the harmonized functioning of the European market for electronic communications networks and services. The European Union’s legal framework was last modified in 2009, in response to market and technological and changes in the industry. It is currently under a process of review, although the new modifications of it are not expected to entry into force before 2018.

In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

EU competition law

The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.

The Treaty for the functioning of the EU (TFEU) prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The Treaty also prohibits any abuse of a dominant competitive position within the EU, or any substantial part of it that may affect trade between Member States.

The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. The European Commission is granted the authority to apply the EU competition framework.

Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations. All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.

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Recent developments

Currently, the regulatory debate in the European Union is basically focused on the development of the Telecom Single Market (TSM) Package and the new European Digital Single Market (DSM) Strategy.

Telecom Single Market

The Regulation (EU) 2015/2120 of the European Parliament and of the Council of November 25, 2015, lays down measures basically concerning open internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

•	Roaming: from April 30, 2016, until June 15, 2017, operators can only charge an additional fee on domestic prices. Thus, extra charges are for calls €0.05 / minute, €0.02 per SMS sent and €0.05 per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any surcharge applied shall not exceed €0.19 per minute, €0.06 per SMS message and €0.20 per megabyte used. Those extra charges will disappear from June 15, 2017, when retail roaming surcharges should be abolished. In addition, the European Commission published last December 15, 2016, detailed rules on the application of fair use policy and on the methodology for assessing the sustainability of the abolition of retail roaming surcharges as of June 15, 2017. Final wholesale roaming caps have been agreed by the Council and Parliament as well as maximum wholesale caps at the following limits:

•	0.01€/sms,

•	0.032€/minute,

•	Data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

•	Net Neutrality: provisions entered into force on April 30, 2016. BEREC issued Guidelines for a consistent implementation of the rules by August 30, 2016, in Member States. As a general principle all traffic has to be treated equally. However, reasonable traffic management is allowed, different types of traffic can be treated differently in certain cases. National regulatory authorities shall monitor the traffic management practices and the effect of their commercial practices on consumer’s rights.

Digital Single Market

During 2016 the European Commission has issued many initiatives within the policy known as Digital Single Market which was adopted last May 6, 2015.

Among the most relevant initiatives, we can find the following:

•	Package of measures to boost the Connectivity in the Single Digital Market - towards the European Gigabit Society. This package was published by the European Commission on September 14, 2016, which includes the proposal for a European Code of Electronic Communications. Once transposed to the respective national frameworks will produce effects from 2018 at the earliest.

•	Network and Information Security: Directive 2016/1148 of the European Parliament and of the Council of July 6, 2016 concerning measures for a high common level of security of network and information systems across the Union entered into force on August 9, Member States have 21 months to transpose this Directive into their national laws and 6 additional months to identify operators of essential services (traditional critical infrastructures). According to the Directive, the providers of essential facilities are obliged to take appropriate security measures and report incidents to the national authorities.

•	Audiovisual Package: On May 25, the European Commission launched a proposal for a Directive on the provision of audiovisual media services. It includes among others: some specific obligations for video on demand services (VOD) related to the configuration of the VOD catalogue and the possibility of Member States to impose financing obligations on VOD service providers. In addition, the European Commission put forward a Proposal for a Regulation on cross-border Portability of online content services in the internal market, which is expected to be adopted in the first quarter of 2017.

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•	Copyright: The EC presented a package of legislative proposals including one aimed at: (a) promoting the cross-border provision of online services that are ancillary to broadcasting, where the principle of the country of origin is proposed to be applied to remuneration rights; and (b) facilitating retransmissions in closed networks (such as IPTV and mobile networks), TV and radio programs originated in other Member States.

In relation with data protection & Privacy, in Europe the new General Data Protection Regulation (“GDPR”) of April 27, 2016, will be directly applicable in all member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the European Commission has put forward its Proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR; this Commission proposal (the first step in the legislative process) also introduces administrative fines of up to 4% of an undertaking’s annual global turnover.

In October 2015, the Court of Justice of the European Union declared invalid the decision of the European Commission as regards the “Safe Harbor Agreement” relating to the transfer of personal data from the EU to the United States. Subsequently, the European Commission adopted a new decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant. The Privacy Shield has been challenged before the EU´s General Court by civil-society groups, but the admission of their appeals is still pending.

Regarding spectrum, on December 14, 2016, the European Institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band should be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest in all EU Member states. Duly justified exceptions – on grounds defined in the Decision – are possible until June 30, 2022. Member States will adopt and make public their national plans for releasing this band by June 30, 2018.

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one are the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This new organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

Market analysis

Following, obligations imposed by the national regulator in the most relevant markets -in which Telefónica is deemed to have Significant Market Power (“SMP”) are detailed.

Fixed markets

Wholesale fixed access and call origination market

On January 17, 2017, CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica have SPM, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented production, and to implement an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.

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2016 Consolidated Financial Statements

Fixed call termination market on individual networks

In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. Finally in fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR).

Mobile market

Mobile network call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.0109 €/minute, as from July 2013. In July 2016, the National Regulatory Authority has conducted a public consultation about the long-term incremental costs model to set the voice termination cost on mobile networks. Market analysis is expected to be opened by 2017 and a final decision could take place by the end of 2017.

Mobile Virtual Network Operators

The consideration of Telefónica Móviles Spain, along with Vodafone and Orange, as a company with significant market power in access services and origination in public mobile telephone networks remains in force since February 2, 2006. As a consequence of this regulation Telefónica Móviles Spain has an obligation to attend any reasonable access request to its network. On July 1, 2016, the ANR reviewed this market. The NRA has considered that the market is competitive, and therefore, there is no need for ex ante regulation, and proposed that the current obligations for Telefónica regarding the obligation of meeting a reasonable access offer should be abolished. This proposed Decision is expected to be adopted during the second quarter of 2017.

Wholesale (physical) to network infrastructure access and wholesale broadband access

In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment, in non-competitive areas. The price of fiber access services will be calculated under a model of economic replicability of Telefónica’s retail offerings in the residential and business segments. The price of access services to the copper network will continue to be cost oriented. For the business segment, the consultation oblige Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory. Additionally, on January 18, 2016, the CNMC adopted a resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica’s new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution´s adoption.

Universal service obligations

Telefónica de España has been designated the operator responsible for the provision of the connection to the public electronic communications network for a three-year maximum period (1st January 2017-31st December 2019), with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location. In addition, Telefónica de España has also been designated the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers for one-year period (1st January -31st December 2017). ). It is possible an extension for an additional year Telefónica Telecomunicaciones Públicas, S.A.U. has been designated as the operator responsible for the provision of a sufficient supply of public payphones for one-year period (1st January -31st December 2017). It is also possible an extension for an additional year.

Contribution to RTVE funding

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market) and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.

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2016 Consolidated Financial Statements

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law.

Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)

Under the April 22, 2015, resolution the CNMC authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization the new entity assumed a set of obligations for 5 years (commitments), which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) prohibition of including period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. At the end of July 2016, the Act for better information exchange when combating international terrorism entered into force. This act inter alia amends 111 TKG which rules which customer data need to be collected and stored prior to access activation.

Spectrum

Following its decision of July 4, 2014, concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co. KG (E-Plus), BNetzA has started to perform a frequency distribution analysis particularly in the area of the 2GHz spectrum band. The end of the analysis is expected end of 2017 at the earliest. In addition, on December 2016, BNetzA published the key orientation points of the demand-oriented allocation of new frequencies for the further rollout of digital infrastructures. The paper names as areas of activity the timely allocation of the 2 GHz spectrum expiring end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz).

Market reviews

Mobile termination rates (MTR)

The MTR of 0.0166 euro/minute expired end of November 2016. On August 30, 2016, BNetzA adopted a regulatory decision which considers with pure LRIC (LRIC = Long Run Incremental Costs) a new cost model for the calculation of MTR. Telefónica Deutschland has appealed the decision in court which has not yet been decided. BNetzA has approved new MTR on November 30, 2016, in a provisional decision which sets the rates to 0.011 euro/minute as of December 1, 2016, to 0.0107 euro/minute as of December 1, 2017, and to 0.095 euro/minute as of December 1, 2018, until the end of November 2019. Before taking a final decision, the new MTR are consulted nationally and notified to the EU Commission.

Fixed termination rates (FTR)

The actual FTR of 0.0024 euro/minute expired on December 31, 2016. A draft regulatory decision has been consulted nationally and notified to the EU Commission which considers pure LRIC as new cost calculation method that may also lead to significant price reductions. The provisional decision of new FTR for all alternative operators – including Telefónica Deutschland – was approved end of January with a rate at 0.0010 €/min. Such decisions, once finally adopted, it will be applicable with retroactive effect as of January 1, 2017.

BNetzA adopts final decision on local loop access for local vectoring

BNetzA in cooperation with the EU Commission has finalized the proceeding regards access to Deutsche Telekom’s local loop for local vectoring. It adopted its final decision on September 1, 2016, which extends the propagation of vectoring in Deutsche Telekom’s fixed network significantly. Telefónica Deutschland may benefit from this decision when converting from its own local loop platform to Deutsche Telekom’s future-proof wholesale bitstream access model. Local vectoring allows for internet surfing speeds of up to 100 Mbit/s; going forward, transmission rates of up to 250 Mbit/s (super vectoring) will even be possible.

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2016 Consolidated Financial Statements

United Kingdom

General legislative framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.

Wholesale price regulation

Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.503 ppm and this will be reduced to 0.495 ppm from April 1, 2017. Ofcom will conduct another market review in 2017, to determine the regulatory regime from April 1, 2018.

Licenses

Telefónica United Kingdom has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the UK landmass, both by the end of 2017, to be maintained, thereafter. Inherent with these obligations is a risk of Telefónica UK not meeting the required targets. Telefónica UK is actively working towards mitigating the risk through the continuous investment in an infrastructure improvement programme, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

On November 21, 2016, Ofcom issued a consultation document setting out an analysis of the forthcoming auction of 2.3 GHz and 3.4 GHz spectrum. Ofcom has proposed to establish maximum limits in the 2.3 GHz spectrum, which prevents BT/EE from bidding for such spectrum. Responses to Ofcom’s consultation document were due in by January 31, 2017, and Ofcom is expected to publish its decision on the second quarter of 2017.

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law (LGT) enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.

The new antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).

On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of associative agreements. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.

Licenses

In Brazil, concessions are awarded for providing services under the public regime, while authorizations are granted for providing private regime services. The only service currently provided under both regimes is the Fixed Switched Telephony Service (“STFC”). All other services are provided under the private system only.

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service under the public regime, through a concession agreement. The current concession agreement dated from December 22, 2005, was renewed on January 1, 2006, and is valid until December 31, 2025. In principle, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets.

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However, on December 6, 2016, the Senate approved a Bill of Law, which amends the LGT and reformulates the entire sector by establishing new rules for telecommunications services provisioning. During the last months, a Bill amending the regulatory framework in Brazil has been processed, establishing, among others, that such assets will no longer be reversible under the new licenses regime in exchange for significant broadband investment commitment. Recently, the processing at the Senate of such Bill has been challenged before the Federal Supreme Court and, consequently, the Senate’s governing board has decided to send the Telecom bill for voting in Plenary. With the Bill being sent to the plenary, it could be understood that there is no more dispute for the Supreme Court to decide upon. In case that the bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licenses with the consequent modification of the future binding obligations to STFC providers. In addition, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL on December 15, 2016. It is expected that its final decision will be published in 2017.

In the remaining states of Brazil, Telefônica Brazil provides local, and long-distance and international STFC service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.

Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 20 years, renewable once). The most important radiofrequencies authorizations held by Telefônica Brazil are those associated with the exploitation of mobile services and are described in the licenses section.

In 2014, ANATEL auctioned Radiofrequencies licenses in the 700MHz frequency and Telefônica Brazil acquired the license to use one of the bands. According to the bidding notice, the winning parties were required to incorporate an independent entity that will manage the whole reframing process of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Winning parties shall also provide such entity with the financial and operational resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such reframing which is scheduled to be concluded by December 2018.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operator identified as operator with significant market power (SMP) (Res. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011), ANATEL imposes the rates to be used. The mobile termination market shall be based on the model of incremental costs and, pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls).

The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo; (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; and (v) national roaming market throughout Brazil.

Operators without SMP are entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region (despite the fact that there is a pending administrative proceeding before ANATEL challenging such disposition). Operators without SMP are entitled to charge mobile termination fees (VU-M) up to 20% higher than the highest VU-M adopted by mobile operators with SMP in the same region.

Further, ANATEL’s Resolution No. 649 of February 12, 2015, changed Article 42 of the Appendix I of the PGMC, and established a decreasing Bill and Keep between SMP and the non-SMP operators: 65/35% between 2016 and 2017, 55/45 % between 2017 and 2018, 50/50 % between 2018 and 2019 and Full billing in 2019 when the definitive cost-oriented-model fees shall be in force. Such Resolution has been challenged in courts without a definitive outcome. Accordingly, the VU-M values (in Brazilian reáis) for 2016 applicable to Telefônica Brazil were the following: i) Region I: 0.09317 ii) Region 2: 0.10309 iii) Region 3: 0.11218.

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On December 5, 2016, ANATEL issued a public consultation for the revision of the General Plan of Competition Goals (PGMC), which may address changes in the relevant markets regulated by the PGMC and in VIVO’s identification as an operator with SMP in the regulated markets. The mentioned public consultation is available for comments until March 22, 2017.

Mexico

General regulatory framework

In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (“LFTy R”), published on July 14, 2014, among others.

The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, was established by the Consumers Affair Authority a special division on Telecommunications affairs to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.

IFT as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market , imposing it specific measures asymmetric obligations in order to avoid damaging competition and free competition within these measures the obligation not charge for calls terminating on its network and a set of Reference Offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, mobile virtual network operators (MVNOs), Roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order to America Móvil provides the wholesale service of national roaming in the areas where Telefónica México currently has no coverage, this in the light of the specific measures with asymmetric obligations imposed by IFT to the Preponderant Economic Agent. The Federal Law of Economic Competition published on May 23, 2014, its regulations and the “Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Pegaso PCS, SA de C.V. (Pegaso PCS) has multiple licenses to use a Public Telecommunications Network and the use of spectrum for the provision of mobile local service nationwide, while the Grupo de Telecomunicaciones Mexicanas, SA de C.V. (GTM) has concessions to install, operate and explore a public telecommunications network long distance, national and international (July 6, 2003); changing the title of the network to provide basic local services and public telephony (March 28, 2006); concession to provide pay television service (DTH) and data transmission via satellite in the KU band (January 6, 2011) as well as data transmission services via satellite, KA Band (August 6, 2012); and, finally, granting rights to exploit the transmission and reception of signals of frequency bands associated with foreign satellites -WILDBLUE 1, ANIK F2- (August 6, 2012) and Amazonas-3. (December 19, 2013).

On December 2016 the merger between GTM and Pegaso PCS was formalized. By effect of this merger Pegaso PCS absorbed GTM, therefore, Pegaso PCS is now the owner of the licenses originally granted to GTM.

On October 7, 2015, GTM executed an agreement whereby such company assigned to Telefónica International Wholesale Services México, S.A. de C.V. (formerly Media Networks México Soluciones Digitales, S.A. de C.V.) all rights and obligations derived from the concession to grant the restricted televisión service (DTH) and transmission of data through satellite in KU band (January 6, 2011), subject to the corresponding authorization of the authority. The IFT granted the authorization on April 27, 2016, and from August 8, it is on record the registration in the public registry of concessions in favor of Telefónica International Wholesale Services México, S.A. de C.V.

On October 15, 2015, executed a license exchange agreement (swaps) of frequency bands pursuant to articles 104 and 106 last paragraph of LFTy R, in which AT & T Norte, S. de RL de CV held, AT & T Digital, S. de RL de CV and AT&T Desarrollo en Comunicaciones de México, S. de R.L. de C.V. (Concesionarios AT & T) Pegaso PCS gave six blocks of 5 + 5 MHz in the range 1850-1910 MHz / 1930-1990 MHz concession in Regions 2, 3, 4, 6, 7 and 9, in turn gave Pegaso PCS the AT & T Dealers six blocks of 5 + 5 MHz concession in the range 1735-1740 MHz / 2135-2140 MHz in Regions 2,

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3, 4, 6, 7 and 9, which continue use by the Concesionarios AT & T under a lease agreement for migrate its users. The IFT granted the authorization on December 15, 2015. In August 2016, the Concesionarios AT&T notified the intention of returning the leased spectrum, which was handed back on December 31, 2016.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with IFT, in order to be enforced.

Interconnection

On October 3, 2016, the IFT published the MTR that shall be used to solve the conflicts regarding the MTR for 2017 ($0.1906 Mexican pesos per minute), this rate was calculated using the same method that was used in 2016 but adjusting the exchange rate in the cost model.

On June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions to interconnections disputes, issued by different Mexican regulatory and administrative bodies, of mobile termination rates. Mexican United States answered on February 28, 2014. The parties agreed to suspend the process in two consecutive occasions for 6 months each one, therefore this process is suspended until March 16, 2017.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Chile

General regulatory framework

The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, and regulated a number of new services as Internet, Pay TV, etc.

In May 2014, law No. 20750 that allows the introduction of DTT was published in the Official Journal. The main provisions set an extensible deadline of 5 years for the blackout analog; it sets that the concessions of free-to-air broadcasting could be nationwide, regional, local and European coverage; it also sets the entering of “Granted Retransmission” when the requirements of digital coverage for the 85% of the total population in service area and “must carry” of, at less 4 regional channels (whenever is technologically feasible, and the service area remains equal) is fulfilled. Football matches of Chile National Soccer Team will be broadcast by free-to-air channels. On April 15, 2015, SUBTEL published in Official Journal the Digital Broadcasting TV Plan.

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law. The Law Nº 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which it took place, or up to the double of the economic profit reached by the infringement.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz concession established an obligation for TMCH to provide a wholesale service to Mobile Virtual Operators, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

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In September 2015, it was published in the Official Journal the Decree No. 71/2015 of the Ministry of Transport and Telecommunications, which granted to TMCH a service concession for transmitting data on 713-748 MHz and 768-803 MHz frequency bands was awarded a block of frequencies at a national level of 2x10 MHz through a bidding procedure. The deadline for project start commercial services expires on September 14, 2017 and for locations, routes and compulsory schools expires on March 14, 2017.

Prices and tariffs

Public Telecommunication Services Prices and prices for Intermediate Telecommunication Services are freely established by operators, unless there is an express resolution by Chile´s Competition Court on existing conditions in the market that confirms that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

The Ministries set maximum tariffs under efficient operator model basis.

Maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

A Tariff Decree regarding fixed termination rate was adopted for the period 2014-2019. The new tariff came into force on May 8, 2014, and it apply a reduction of 37% from the one demanded the previous period. Regarding the mobile network, a Tariff Decree has been approved for the period 2014-2019. Such Tariff Decree came into force on January 25, 2014, and it imply a reduction of 76.4% from the previous tariffs.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of Information Technology, Communications and its associated resources (hereinafter TIC`s). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.

Additionally, the Government approved the Decree N° 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs and Communications. Additionally, the Decree Nº 1340/2016, which was published on January 2, 2017 instructs the Ente Nacional de Comunicaciones for the issuance of new regulations during 2017 which ensure the allocation of new frequency bands for provision of wireless or fixed wireless services and enables the reassignment of frequencies previously granted to other provider. Furthermore, it confirms the authorization to Telefónica de Argentina and Telefónica Móviles Argentina for providing the broadcasting service by subscription, from January 1, 2018, for the cities of Buenos Aires, Córdoba y Rosario; while a mechanism is established for the rest of the country on the protection of small and medium-size providers and cooperatives. Finally, some standards are set for the establishment of the Interconnection Regulation, such as the asymmetric rates regime and the automatic roaming service.

Furthermore, “Law on Defense of Competition” No. 25156 prohibits any acts or behaviors contrary to the law. The enforcement authority will be assisted by the National Commission for the Defense of Competition created by Law No. 22262.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

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Additionally, Telefónica de Argentina has licenses for an indefinite period of time; for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements concluded with the National State, and administrative acts concluded with the National State.

From the promulgation of the “Argentina Digital” legal framework Nº 27078, the licenses system has become a license-only system, without prejudice the corresponding inscription of each service in the terms that Authority of Application determines, and will have national scope. For this purpose the legal framework prescribes a period of grace that grant the old license given to, at the moment of the promulgation of that Act that were called “Single Telecommunication Service License” will be considered, by the effects of the new regime, as “Single Argentina Digital License” with the same content, scope and effects.

Otherwise, Nº 27078 Argentina Digital Act ruled that the Telecommunication Licensees may require a license to provide Subscription Television Services, except those provided through satellite link. Nevertheless, from the promulgation of the Decree N° 267/2015, amending the aforementioned Act, some Telecommunication Licensee, including Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., might provide the Broadcasting service by subscription after 2 years as from January 1, 2016, renewable for another year.

Prices and tariffs

Additionally, the “Argentina Digital” legal framework establish that providers of TIC´s services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. It also brings to the Authority of Application the possibility to regulate the tariffs and prices of essential public services and those the same authority determines. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, or until the secondary legislation is adopted, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Interconnection

The new Authority of has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

Colombia

General regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 (Technologies of Information and Communications Law) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC.

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No. 2153/92 and Law No. 1340/09 on Restrictive Trade Practices. The Superintendent of Industry and Commerce is the Colombian competition authority.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Colombia Telecomunicaciones adopted on November 8, 2011, the General Entitled Regime of approval that is set out in law No. 1341 2009, which allows Colombia Telecomunicaciones to continue providing the network and communications services, like added-value services, carrier national services and mobile services, amongst others. In addition, the Company holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH) which expired on February 22, 2017, consequently, an extension was requested.

The ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than the radio frequencies, which is clear that must be returned) and its scope, are being discussed in the context of the liquidation of the concession contract , taking into consideration the terms of the contract,

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and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry convened the Arbitral Tribunal, in accordance with what was agreed upon in the concession contract. The process is still ongoing, having the concession holders filed a response to the claim prompted by the ITC Ministry. Alongside this, the procedural parties’ efforts continue to determine the conditions needed to try to reach a conciliation

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

In 2014, the CRC issued a new glide path for the mobile termination rates by Resolution No. 4660 of 2014. This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates.

Value/year/ COP$	2017
Charge per minute	10.99
% Reduction	42.2%
Capacity Charge	4,273,389.92
% Reduction	43.9%

The CRC published in November 2016 a regulatory project for public comments. In the project the CRC propose a symmetric termination rate of $ 11,17 COP per minute and $4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of $19,01 COP per minute and $7,6 million COP per monthly capacity for challenger operators in a 5 years period. Also the CRC proposed regulatory measures to promote the entry MVNO’s, including the regulation of prices for the access to the mobile networks. The project is still in debate.

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing system for communication service, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO which still holds a PCS´s concession.

Television services

The Company pays the National Television Authority a periodic fee for the license obtained in 2007 to offer television services, initially set as 10% of the gross revenues of the company for television services, reduced to 7% in 2010. Since 2012, it is based on a fixed value of 1,874.32 Colombian pesos per user, updated yearly to the consumer gross price index (IPC) and the number of registered users. With the extension of the concession the periodic compensations will be frozen until the ANTV publishes the contributions regulation.

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declares of Public Necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law No. 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also, this law establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities. Additionally, this Law incorporated the obligation to the internet services providers to comply with the Net

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Neutrality regulations. In this sense OSIPTEL has adopted a regulation aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that is in force since January 1, 2017.

Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). In August 2015, it was published the Regulation of the Act.

The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica del Perú, S.A.A. provides fixed electronic communications services in the whole country, pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements will be in force during 20 years, and will be partially renewed for additional periods of 5 years up to a maximum of 20 years. To date, three partial renewals have been approved and thereunder the concession agreements have guaranteed its force until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services, for five years more. The aforementioned proceeding is still pending. The cable distribution broadcasting service concessions have been renewed in May 2016 until March 2032 and 2033.

Prices and tariffs

Tariffs for fixed telephony services must be approved by OSIPTEL (National Regulatory Authority) and in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On May 19, 2016, OSIPTEL adjusted the tariff maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0017 per second without IGV. This new rate is in force since May 21, 2016.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately. On April 1, 2015, OSIPTEL sets new values for the mobile termination rates ending the previous asymmetry between Telefónica del Perú and Claro, but not to the asymmetry with Entel and Viettel. The new MTRs that apply to Telefónica del Perú and Claro until January 2018 are 1.76 cents / min ($), representing a reduction of 46%.

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Main concessions and licenses held by the Telefónica Group

The following tables list the concessions and licenses to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)	Year of Exp. Date
Spain	800 MHz	20	2031
	900 MHz	29.6	2030
	1800 MHz	40	2030
	1900 MHz (TDD)	5	2020
	2100 MHz	29.6	2020(1)
	2600 MHz	40	2030
	2600 MHz	20(2)	2030
	3.5 GHz	40	2020(3)

United Kingdom	800 MHz	20	Indefinite(4)
	900 MHz	34.8	Indefinite
	1800 MHz	11.6	Indefinite
	1900 MHz (TDD)	5	Indefinite
	2100 MHz	20	Indefinite

Germany	700 MHz	20	2033
	800 MHz	20	2025
	900 MHz	20	2033
	1800 MHz	20	2033
	1800 MHz	20	2025
	1900 MHz (TDD)	5	2025
	1900 MHz (TDD)	5	2020
	2000 MHz (TDD)	14.2	2025
	2100 MHz	39.6	2020
	2100 MHz	29.7	2025
	2600 MHz	60	2025
	2600 MHz (TDD)	20	2025
	3.5 GHz	84	2021

(1)	Expected extension until April 18th 2030.
(2)	Regional licenses in Madrid and Melilla.
(3)	Restricted to Fixed applications; expected extension until 2030.
(4)	Initial term 20 years.

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BRAZIL	Frequency	Bandwidth (MHz)	Year of Exp. Date
Brazil (10)	450 MHz	14	2027(1)
	700 MHz	20	2029
	850 MHz	25(2)	2020-2028(3)
	900 MHz	5(4)	2023(5)
	1800 MHz	20(6)	2023(5)
	1900 MHz	10(7)	2022
	2100 MHz	30	2023
	2500 MHz	40(8)	2027-2031(9)

(1)	SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2)	Except regions 2’, 4’, 6’, 7’ and 10.
(3)	Regional licenses: expiration and renewal dates are dependent on the region. The licenses in Rio de Janeiro and Espirito Santo are due to expire in 2020.
(4)	Only in regions 3, 4, 4’, 5, 6, 7, 8 and 9. Not in regions 1, 2, 2’, 5’, 6’, 7’ and 10.
(5)	MG Interior (4’) expiration date 2020; the remaining licenses will expire in 2023.
(6)	20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(7)	All licenses were disable and migrated to 2100 MHz frequency (3G technology). The migration is expected to be completed by March 2017 in region 10 and in sectors 22, 25, 30 and 33 of PGO (GPLG), and it depends on Anatel’s approval.
(8)	40 MHz is the most common bandwidth, but it is 60 MHz in some regions.
(9)	Band X will expire in 2027 and Band P will expire in 2031.
(10)	Telefónica Brazil uses high frequency spectrum in all regions of Brazil; the same will apply with low frequency spectrum once the 700 MHz frequency is usable. Until then, the operator uses spectrum in low frequencies spectrum in all regions of Brazil except in region 10 (Northeast of Brazil). Regional codes are included in Annex 1.

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HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2032(1)
	850 MHz (AMBA)	30	Indefinite
	850 MHz (South)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (North)	50	Indefinite
	1900 MHz (South)	25	Indefinite
	1700 MHz/2100 MHz	20	2032(1)
	3.5 GHz	50	Indefinite(2)

Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	30	2032/2033(3)
	2600 MHz	40	2043
	2600 MHz	12	2038(4)
	3.5 GHz	50	2037(5)

Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2021

Ecuador	850 MHz	25	2023
	1900 MHz	60	2023

Mexico(6)	850 MHz (Reg. 1, 2, 3, 4)	20	2025
	850 MHz (Monterrey and surrounding area)	1.92	2025
	1900 MHz (Reg. 1)	40	2018/2030(7)
	1900 MHz (Reg. 2)	50	2018/2030(8)
	1900 MHz (Reg. 3 and 7)	60	2018/2025/2030(9)
	1900 MHz (Reg. 4)	50	2018/2030(10)
	1900 MHz (Reg. 5)	50	2018/2025/2030(11)
	1900 MHz (Reg. 6)	60	2018/2030(12)
	1900 MHz (Reg. 8)	30	2018/2025(13)
	1900 MHz (Reg. 9 – Mexico City)	70	2018/2025/2030(14)
Peru	450 MHz	10	2028(15)
	700 MHz	30	2036
	850 MHz	25	2030(16)
	900 MHz (Lima & Callao)	10	2028
	900 MHz (Rest of provinces)	16	2028(17)
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima & Callao)	25	2030
	1900 MHz (Rest of provinces)	25	2018
	3.5 GHz	50	2027(15)

Uruguay	850 MHz	25	2024
	1900 MHz	20	2022/2024(18)
	1900 MHz	40	2033

Venezuela	850 MHz	25	2022
	1900 MHz	50	2022
	1700 MHz/2100 MHz	20	2022
	2600 MHz	40	2029
	3.5 GHz	50	2026(15)

Costa Rica	850 MHz	10.6	2026
	1800 MHz	30	2026
	2100 MHz	20	2026

El Salvador	850 MHz	25	2018
	1900 MHz	30	2021

Guatemala	1900 MHz	80	2034

Nicaragua	700 MHz	40	2023
	850 MHz	25	2023
	1900 MHz	60	2023
	1700 MHz/2100 MHz	40	2023

Panama	700 MHz	20	2036
	850 MHz	25	2036(19)
	1900 MHz	20	2036(19)

(1)	Date will be confirmed when the 700 MHz band is released.
(2)	Only in 37 locations. Restricted to Fixed applications.
(3)	20 MHz expires in November 2032; 10 MHz in April 2033.
(4)	Only in Metropolitan Region.
(5)	Only in Aysén and Punta Arenas.
(6)	Two different communication licenses, one expires in 2018, the other expires in 2030. Regional codes are included in Annex 2.
(7)	30 MHz expires in 2018; 10 MHz in 2030.
(8)	30 MHz expires in 2018; 20 MHz in 2030.
(9)	10 MHz expires in 2018; 20 MHz expires in 2025; 30 MHz expires in 2030.
(10)	40 MHz expires in 2018; 10 MHz in 2030.
(11)	10 MHz expires in 2018; 20 MHz expires in 2025; 20 MHz expires in 2030.
(12)	30 MHz expires in 2018; 30 MHz expires in 2030.
(13)	10 MHz expires in 2018; 20 MHz expires in 2025.
(14)	30 MHz expires in 2018; 10 MHz expires in 2025; 30 MHz expires in 2030.
(15)	Restricted to Fixed applications.

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2016 Consolidated Financial Statements

(16)	Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(17)	Used in rural areas.
(18)	10 MHz expires in 2022; 10 MHz in 2024.
(19)	Renewal agreement reached in February 2014.

Telefónica seeks to use its spectrum in the most efficient way, implementing LTE and LTE-Advanced where possible.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

Telefónica, S.A.    171

2016 Consolidated Financial Statements

ANNEX 1

BRAZIL’S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2’	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4’	MG - towns of sector 3 of the GPLG
5	PR y SC
5’	PR - towns of sector 20 of the GPLG
6	RS
6’	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7’	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

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2016 Consolidated Financial Statements

Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D’Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas & Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR – except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integranting of sector 22
22	MS – town of Paranaíba
23	MT
24	TO y GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except towns included in sector 33
33	SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

Telefónica, S.A.    173

2016 Consolidated Financial Statements

ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado).
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado).
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca).
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalties of the North Region).
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche.
Region 6	Jalisco (excluding municipalties of the Central Region), Michoacán de Ocampo, Nayarit, Colima.
Region 7	Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles).
Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala.
Region 9	State of México, Distrito Federal, Hidalgo, Morelos.

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2016 Consolidated Financial Statements

2016 Consolidated Management Report1

Business model

Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control of their digital lifestyle. Therefore, we offer our customers connectivity, simple products and services and also the security that we protect their data, managing it in a responsible way.

In order to develop its business model, Telefónica has an organizational structure completely focused on customers and incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making center, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision making. On top of the transverse areas, which are led by the Chief Commercial Digital Officer, who is responsible for fostering revenue growth, and the Chief Global Resources Officer who is in charge of the efficiency of the cost side, the organizational structure is composed of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries.

The Telefónica Group’s strategy aims to:

•	Enhance value through:

•	Offering excellent connectivity, for which, our infrastructure management and our continuous investment in network are key. We aim to return the control over the data to our customers.

•	Providing a bundled offer with video and digital services. We offer our customers additional data in order to amplify their services, such as video or digital services, through unique, simple and clear offers.

•	Providing increased customer value and customer experience with digital access, aiming to offer the best products, solutions and contents.

•	With the following enablers:

•	End-to-end Digitalization. We reduce our legacy investments to improve virtualization, reduce physical servers, data centers and applications, digitalization of IT systems and processes, digitalization of front- and back office, offering a true digital experience to our customers.

•	Big Data and Innovation to add value to our customers and return the control over data to our customers.

•	Continued focus on capital allocation in our legacy investments and simplification processes in order to continue investing.

Moreover, Telefónica has increased its presence in key markets. In 2014 Telefónica acquired E-Plus (through Telefónica Germany) and in 2015 Telefónica acquired DTS (through Telefónica Spain) and GVT (through Telefónica Brazil).

On February 10, 2016, Telefónica announced the creation of “Telxius” a company which brings together certain infrastructure assets of the Group in several countries, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telefónica to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

[1]	This Management Report has been prepared taking into consideration the “Guidelines on the preparation of annual corporate governance reports for listed companies” published by the CNMV in July 2013.

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2016 Consolidated Financial Statements

Trend evolution

In 2016, Telefónica made great progress towards long-term sustainable and profitable growth in service revenues, continuing to increase efficiencies and capturing synergies thanks to the integrated vision of the businesses, processes and technologies. This allowed us to maintain a strong investment effort in order to be able to offer our customers excellent connectivity. In recent years, the Company has moved forward in its business transformation:

•	Firstly, Telefónica has defined a new business model with data-oriented offers, bundled services, including converged fixed and mobile services, as well as digital capabilities as part of the global transformation focused on responding to the change in our customers’ consumer habits. An essential part of our effort has been the investment in fiber- and LTE networks, which we believe will allow the monetization of data as well as of digital services. In this way, Telefónica has significantly increased data accesses, including 82 million smartphones accesses, 4.8 million Pay TV accesses and 6.6 million fiber accesses during the 2014-2016 period. Additionally, average revenue per access increased by 2.8% year-on-year over the 2015-2016 period, from a year-on-year increase of 1.9% over the 2014-2015 period.

•	Secondly, changing consumer habits have resulted in a decreasing demand for voice services and an increasing demand for data, due to video downloads and internet connectivity through smartphones. This new trend has allowed us since 2015 to compensate the drop in voice revenues (excluding falls in interconnection tariffs) with higher data and service over connectivity, to be able to start seeing a positive trend in average revenue per access in the majority of our markets.

•	Thirdly, Telefónica has reinforced its competitive position thanks to an active management of the asset portfolio and to the consolidation of its participation in key markets in 2015: Germany (with the acquisition of E-Plus), Brazil (with the acquisition of GVT) and Spain (with the acquisition of DTS). These strategic acquisitions in key markets coupled with divestments in non-strategic markets, have allowed Telefónica to capture significant synergies.

•	Lastly, Telefónica launched in 2014 a simplification program focused on increasing growth and capturing synergies across the board; commercial offer simplification; IT network and global process modernization (through higher investments in IT and commercial systems as well as call center costs reduction); and improving sales channels with a more efficient back office. All these measures allow for the liberalization of resources that can be used for transformation, improving network and accelerating the digitalization process.

On the other hand, various factors have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2014-2016 period.

•	First, changes in foreign exchange rates, particularly in 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar. In 2016 such currencies continued to depreciate and the Company’s results were also affected by devaluations in the United Kingdom, Argentina and Mexico, adversely and significantly affecting revenue growth.

•	Second, the high inflation in certain countries affected cost growth in numerous markets where Telefónica is present which were not offset by the increase in tariffs.

•	Third, after a period of significant expansion, Telefónica has generally reduced the scope of its activities and exited certain countries in recent years to reduce its level of indebtedness and strengthen Telefónica’s capacity for future growth.

•	Fourth, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years.

•	Fifth, in recent years Telefónica has experienced an intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.

•	In the last two years, within the above mentioned simplification process, Telefónica has redefined its processes, readapting its resource necessities, resulting in various provisions which have affected, results in 2015 as well as in 2016.

Telefónica, S.A.    176

2016 Consolidated Financial Statements

In the 2014-2016 period these negative factors have contributed to a downward trend in some of Telefónica´s key market indicators, such as the Profit for the year (-26.2% during the period). On the other hand, the positive result of the strategy with a focus on sustainable and profitable growth, is reflected in the Revenue trend during the 2014-2016 period, up 3.3%.

Telefónica, S.A.    177

2016 Consolidated Financial Statements

Services and products

New digital technologies are the main driving force of social and economic transformation today. This premise is the basis upon which we build our vision: we want to provide access to digital life, using the best technology and without leaving anyone behind.

Connectivity is our ally in reducing the digital divide and, due to our fixed and mobile network infrastructure and the services we develop around it, we can aid progress in the communities in which we operate.

To move towards this vision, at Telefónica we work on three basic fronts:

1) Providing access to technology through digital inclusion, in other words, by means of network roll-out and an accessible and affordable offer for all sectors of the population.

2) Developing innovative services that add value to our connectivity and which we develop through innovation: Big Data, the Internet of Things (IoT), eHealth, digital education and eFinances.

3) Incorporating sustainability principles to all of our product development processes.

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:

•	Mobile voice services: Telefónica’s principal service in all of its markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of its operations in Latin America.

Fixed-line telephony business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•	Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

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2016 Consolidated Financial Statements

•	Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for Universal Service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

•	Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

Digital services

The main highlights in services developed by Telefónica Digital are:

•	Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. Advanced pay TV services are also offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms), Digital Video Recording (DVR), Multiscreen (all contents in everywhere), CatchUp contents, third party contents and Cloud Video Services (such as Last 7 days, RestartTV and Cloud DVR). In addition, Telefónica offers accessible content with subtitles, audio description and sign language functionalities through the Movistar+ 5s service. The aim is to contribute toward the inclusion of disabled people across the country.

•	IoT (Internet of Things): Telefónica Global IoT portfolio services include:

•	Smart Connectivity: horizontal services including mostly basic users (machines) managed through two different connectivity platforms, SmartM2M (developed and owned by Telefónica) and Jasper (third party developed)

•	Smart Services: full end-to-end “device + connectivity + application” solutions targeting to four pre-defined specific vertical sectors: Cities, Mobility, Energy and Retail

•	Personal IoT: set of services, focused on the B2C segment, supporting usual healthcare, safety and fitness practice through different electronic and communication processes (SMS and push messages, web-based solutions, tracking, wearables).

•	Financial services and other payment services: These services allow final customers and financial institutions to make money transfers, payments and mobile recharges.

•	Security services: A broad set of facilities (Managed Security, Cloud and Comms Security, Cybersecurity (threats, vulnerabilities and antifraud platforms)) targeting to protect information stored in different end customers´ devices and networks from unauthorized access, use, disclosure, disruption or destruction, and including 11Paths developed services such as Latch, FaasT, Metashield or Tacyt.

•	Cloud computing services: Includes Managed Cloud, which allows us to build fully managed infrastructure environments for large enterprises and also manage the complex tools and applications that run on top of that infrastructure; and in addition, for small and medium sized businesses “All-in” Bundles (Comms+Devices+Cloud). Telefónica is bundling offers based on a Cloud Service Broker that provides a vast self-service experience to the customer and a large set of capabilities, flexibility and a comprehensive commercial offer.

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2016 Consolidated Financial Statements

•	Advertising: Portfolio of marketing channels that third party brands can use to acquire and engage with customers. Traditional channels such as messaging are utilized alongside new channels like programmatic display and sponsored connectivity – all fueled by powerful customer data.

•	Big Data: Includes the product “Smart Steps” which helps retailers, municipalities and public security bodies to understand the influx of people. Anonymous mobile data network and aggregates are used to calculate the influx of people in an area. Telefónica also offers B2B opt-in services to the financial sector (Smart Digits) for improving fraud prevention and credit scoring in Brazil, United Kingdom and Chile. Recently a Smart Steps joint venture has been launched with China Unicom based out of Beijing to sell data insights in China.

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2016 Consolidated Financial Statements

2016 highlights

In 2016 Telefónica has taken further steps aimed at achieving profitable and sustainable long-term growth, and improving in efficiencies and synergies, which resulted in a higher OIBDA (+14.3% year-on-year in reported terms). Additionally, the investment levels over total revenues continued above 17% with a total amount of 8,928 million euros, with more than 2,000 million euros dedicated to LTE and ultra broad band (“UBB”). The Company closed the year with a total of 350 million accesses, representing a stable growth level (0.7% versus 2015), where the downward growth trend in prepay and fixed voice was more than compensated by the growth in value customers. Post-pay customers, which grew by 6.3% year-on-year, reaching 111 million customers, while fiber customers amounted to 7.3 million customers at December 2016, representing a 18.9% increase year-on-year.

In 2016, revenues totaled 52,036 million euros, down 5.2% compared to 2015 in reported terms. OIBDA totaled 15,118 million euros in 2016, up 14.3% in reported terms. In organic terms (which term and calculation is explained further below), OIBDA was up 4.7%, due mainly to the positive evolution of all the regions mainly as a consequence of the integration synergies in Telefónica Brazil and Telefónica Germany, the positive evolution of service revenues and the continuous effort in efficiency and simplification.

Telefónica’s total accesses totaled 350.0 million as of December 31, 2016. Group accesses increased by 0.7% year-on-year, mainly as a result of the solid growth in accesses in Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica. By service, it is worth highlighting the higher commercial activity based on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE) and fiber. It is worth mentioning, the growth in accesses in Telefónica Hispanoamérica (representing 39% of the Group’s total accesses as of December 31, 2016) up by 0.9% year-on-year, the growth in accesses in Telefónica Germany (representing 14% of the Group’s total) up by 2.0% year-on-year and the growth in accesses in Telefónica United Kingdom (representing 7% of the Group’s total) up by 1.9% year-on-year.

The below table shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2015(*)	2016	% Reported YoY
Fixed telephony accesses (1)	39,734.9	38,280.1	(3.7%)
Internet and data accesses	21,365.3	21,652.1	1.3%
Broadband (2)	20,971.3	21,194.9	1.1%
Fiber	7,393.1	9,162.9	23.9%
Mobile accesses	272,103.9	276,450.0	1.6%
Prepay	167,845.1	165,663.2	(1.3%)
Contract	104,258.8	110,786.8	6.3%
M2M	11,526.3	14,002.0	21.5%
Pay TV	8,271.6	8,289.0	0.2%
Final Clients Accesses	341,475.6	344,671.1	0.9%
Wholesale Accesses	6,062.8	5,300.9	(12.6%)

Total Accesses	347,538.4	349,972.1	0.7%

Notes:

(*)	Accesses include GVT and DTS customers since May 1, 2015. There were no variations in organic terms during the period.
(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

The below table shows the evolution of accesses by segment:

		% Over Total Accesses
Accesses 2016	YoY variation	2015	2016
Spain	(1.8%)	12.1%	11.8%
United Kingdom	1.9%	7.3%	7.4%
Germany	2.0%	13.9%	14.1%
Brazil	0.3%	27.9%	27.8%
Hispanoamérica	0.9%	38.7%	38.8%
Others	40.7%	0.1%	0.1%

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2016 Consolidated Financial Statements

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 276.5 million at December 31, 2016, up 1.6% compared to December 31, 2015, affected mainly by the increase in the number of contract accesses , up 6.3% year-on-year, continuing to increase their weight over total mobile accesses reaching 40.1% (+1.8 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 16.6% year-on-year), totaling 147 million accesses and reaching a penetration rate over total accesses of 57.1% (+7.6 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.2 million at December 31, 2016, up 1.1% year-on-year. UBB accesses stood at 9.2 million at December 31, 2016.

TV accesses totaled 8.3 million at December 31, 2016, remaining stable year-on-year (+0.2%) due to the effort in capturing high value customers in Telefónica Brazil and Telefónica Hispanoamérica.

The table below shows the evolution of our estimated access market share for mobile and DSL for the past two years.

Competitive Position Evolution

	Mobile Market Share (1)
Telefónica	2015	2016
Spain	30.8%	30.5%
United Kingdom	27.2%	26.8%
Germany	38.1%	37.9%
Brazil	28.4%	30.2%
Argentina	32.3%	33.3%
Chile	36.7%	33.4%
Peru	49.7%	44.0%
Colombia	22.4%	23.2%
Venezuela	34.2%	37.8%
Mexico	22.7%	24.2%
Central America	33.2%	34.1%
Ecuador	29.7%	31.0%
Uruguay	34.9%	33.1%

(1)	Internal estimation in both years

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2016 Consolidated Financial Statements

	DSL Market Share (1)
Telefónica	2015	2016
Spain	43.5%	42.5%
Brazil	28.1%	28.0%
Argentina	29.4%	28.6%
Chile	39.4%	36.4%
Peru	80.5%	78.7%
Colombia	18.1%	16.6%

(1)	Internal estimation in both years

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2016 Consolidated Financial Statements

2016/2015 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2016 and 2015. Changes in the Group’s consolidated income statements for 2015 and 2014 are discussed in a separate section further below.

	Year ended December 31				Variation
	2015(*)		2016		2016 vs 2015
Consolidated Results Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	54,916	100.0%	52,036	100.0%	(2,880)	(5.2%)
Other income	2,011	3.7%	1,763	3.4%	(248)	(12.3%)
Supplies	(16,547)	(30.1%)	(15,242)	(29.3%)	1,305	(7.9%)
Personnel expenses	(10,349)	(18.8%)	(8,098)	(15.6%)	2,251	(21.8%)
Other expenses	(16,802)	(30.6%)	(15,341)	(29.5%)	1,461	(8.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,229	24.1%	15,118	29.1%	1,889	14.3%
Depreciation and amortization	(9,704)	(17.7%)	(9,649)	(18.5%)	55	(0.6%)
OPERATING INCOME	3,525	6.4%	5,469	10.5%	1,944	55.2%
Share of loss of investments accounted for by the equity method	(10)	(0.0%)	(5)	(0.0%)	5	(54.3%)
Net financial expense	(2,609)	(4.8%)	(2,219)	(4.3%)	390	(14.9%)
PROFIT BEFORE TAX	906	1.6%	3,245	6.2%	2,339	n.m.
Corporate income tax	(155)	(0.3%)	(846)	(1.6%)	(691)	n.m.
PROFIT FOR THE YEAR	751	1.4%	2,399	4.6%	1,648	n.m.
Attributable to equity holders of the Parent	616	1.1%	2,369	4.6%	1,753	n.m.
Attributable to non-controlling interests	135	0.2%	30	0.1%	(105)	(77.9%)

(*)	Amended data: comparative information was amended to cease to present the results of Telefónica United Kingdom as discontinued operations.

Adjustments made to calculate organic variations

Year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant exchange rates and by making certain other adjustments which are described herein. “Organic variations” should not be viewed in isolation or as an alternative to reported variations.

For purposes of this report, 2016/2015 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•	Foreign exchange effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years.

Foreign exchange rates had a negative impact on our reported 2016 results, mainly due to the depreciation versus the euro of various Latin American currencies (in particular the Argentine peso, the Brazilian real and, to a lesser extent, the Venezuelan bolivar), and the pound sterling.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2016 and 2015. The main changes in our consolidation perimeter in such years related to the consolidation of GVT in Telefónica Brazil since May 2015 and the consolidation of DTS in Telefónica Spain since May 2015. In addition, Telefé was sold in November 2016.

In order to exclude the impact of these changes in our perimeter for the calculation of organic variations, the 2015 comparative figures:

•	include GVT’s results from January 1 to April 30, 2015;

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2016 Consolidated Financial Statements

•	include DTS’s results from January 1 to April 30, 2015;

•	exclude Telefé’s results from November 1 to December 31, 2015.

•	Restructuring costs: we have excluded the impact in 2016 and 2015 of certain restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain, restructuring processes relating to Germany and Brazil and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs is as follows (impacts on OIBDA):

Million euros	2015	2016
Telefónica Spain (Individual Suspension Plan)	2,896	789
Telefónica Spain (other restructuring plans)	—	48
Telefónica Brazil	7	40
Telefónica Germany	74	89
Telefónica United Kingdom	4	37
Telefónica Hispanoamérica	38	84
Other companies	198	293

Total restructuring costs	3,217	1,380

•	Results of tower sales: the results attributable to the sale of towers in 2016 and 2015 have been excluded. In 2016, the results from the sale of towers totaled 1 million euros, mainly in Telefónica Hispanoamérica. In 2015, the results from the sale of towers totaled 65 million euros, distributed as follows: Telefónica Spain (38 million euros), Telefónica Brazil (10 million euros) and Telefónica Hispanoamérica (18 million euros, mainly in Chile).

•	Irrevocable commitment with Fundación Telefónica: in 2015 we have excluded the expense (325 million euros) resulting from Telefónica, S.A.’s irrevocable commitment to make a donation to Fundación Telefónica in order to provide this entity with the financing required so that it can carry out its existing or new social programs and non-profit activities in the short and medium term.

•	Adjustment to the final purchase price of E-Plus: in 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016 and 2015. In 2016, these acquisitions totaled 345 million euros, 284 million euros corresponding to Telefónica Perú, 48 million euros corresponding to Telefónica Brasil, 7 million euros corresponding to Telefónica Spain and 6 million euros corresponding to Telefónica Germany. In 2015 these acquisitions totaled 1,585 million euros, 1,198 million euros corresponding to Telefónica Germany, 49 million euros corresponding to Telefónica Spain and 338 million euros corresponding to Telefónica Hispanoamérica (mainly Argentina and Ecuador).

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have not been included in organic variations. In 2016 the 199 million euros in profit obtained from the sale of Telefé and the 29 million euros obtained from the sale of Telecomunicaciones Personalizadas were not included. Similarly, the loss of 16 million euros incurred in the sale of Vocem was also not included.

•	Impairment of goodwill: the impairment losses on goodwill have not been included in organic variations.

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2016 Consolidated Financial Statements

In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively, has been excluded.

In 2015, the impairment loss on the goodwill generated by the acquisition of Telefónica Digital Inc. amounting to 104 million euros was excluded.

•	Other adjustments: we have excluded the impact of the impairment resulting from the deterioration in certain minority participations, totaling 23 million euros in 2015. We have also excluded the impact of the provisions recorded in Telefónica Spain to optimize the distribution network (18 and 30 million euros in 2016 and 2015, respectively).

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2016	% Reported YoY	% Organic YoY
Revenues	(5.2%)	1.3%
Other income	(12.3%)	(13.9%)
Supplies	(7.9%)	(3.1%)
Personnel expenses	(21.8%)	1.9%
Other expenses	(8.7%)	0.2%
OIBDA	14.3%	4.7%
Operating income	55.2%	8.3%
CapEx	(14.7%)	3.9%
OpCF (OIBDA-CapEx)	n.m.	5.6%

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2016 Consolidated Financial Statements

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2016	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Commitment with Fundación	Adjustments to the final purchase price of E-Plus	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Other adjustments
Revenues	(8.0)	1.4	—	—	—	—	—	—	—	—
Other income	(3.9)	1.7	—	(3.2)	—	(5.2)	—	11.3	—	—
Supplies	(6.7)	1.9	—	—	—	—	—	—	—	—
Personnel expenses	(7.0)	1.1	(17.2)	—	—	—	—	—	—	—
Other expenses	(8.7)	1.3	(0.1)	0.0	(1.9)	0.0	—	0.1	0.7	(0.2)
OIBDA	(8.8)	1.3	13.6	(0.5)	2.5	(0.8)	—	1.6	(0.8)	0.3
Operating income	(20.2)	(0.9)	51.1	(1.8)	9.2	(2.9)	—	6.0	(3.1)	1.0
Capex	(7.9)	1.5	—	—	—	—	(11.7)	—	—	—
OpCF (OIBDA-CapEx)	(12.4)	0.2	65.1	(2.3)	11.7	(3.7)	44.1	7.6	(4.0)	1.3

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Results discussion

Revenues totaled 52,036 million euros in 2016, decreasing 5.2% compared to 2015 in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.0 p.p.), which was partially offset by the changes in the consolidation perimeter, which contributed with 1.4 p.p. to the year-on-year growth. In organic terms, revenues increased 1.3% due to the increase in service revenues offset by the decrease in handset revenues affected by the extension of handset lifecycles.

The structure of revenues reflects Telefónica’s business diversification, the segment with the largest contribution to our revenues in 2016 was Telefónica Spain, representing 24.4% (+1.8 p.p. compared to 2015), followed by Telefónica Hispanoamérica, representing 24.2% despite the adverse impact of exchange rates and hyperinflation in Venezuela, (-2.0 p.p. compared to 2015), and Telefónica Brazil, representing 21.3% (+1.2 p.p. compared to 2015).

Mobile business revenues totaled 32,401 million euros in 2016 (of which 28,030 million euros corresponded to service revenues and 4,032 million euros corresponded to handset revenues) down 8.8% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.7 p.p.). Excluding this impact, the year-on-year decrease was 0.1%, mainly due to the decrease of mobile revenues in Europe due to less handsets revenues that offset the increase of mobile revenues in Telefónica Hispanoamérica and in Telefónica Brazil as a result mainly of the increase in the customer base and data adoption.

Mobile service revenues, which is included in mobile business revenues, totaled 28,030 million euros in 2016, down 7.5% year-on-year in reported terms explained by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.9 p.p.). Excluding this impact, mobile service revenues increased year-on-year by 1.5% due mainly to the higher customer base and higher data consumption.

Mobile data revenues, which is included in mobile service revenues, totaled 14,663 million euros in 2016, up 2.1% in reported terms. This increase was mainly attributable to higher consumption of data by our customers, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-10.2 p.p.). Excluding this impact, mobile data revenues increased by 12.3% due mainly to the increase of non-SMS data revenues (up 19.7%) and higher use of data per customer. Mobile data revenues accounted for 52% of mobile service revenues in 2016, up 4.9 p.p. compared to 2015 in reported terms.

Fixed revenues totaled 18,187 million euros in 2016, up 1.9% year-on-year in reported terms. This increase was mainly attributable to the full year of consolidation of GVT and DTS in 2015 (which accounted for +4.7 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-6.9 p.p.). Excluding these impacts, fixed revenues increased 3.9%. This increase was mainly due to higher broad band connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.

Other income totaled 1,763 million euros in 2016, including the profit obtained from the sale of Telefé (199 million euros) and Telecomunicaciones Personalizadas (29 million euros). It also included income derived from the sale of towers totaling 1 million euros.

In 2015, other income included the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil and the spectrum swap with AT&T in Telefónica Mexico carried out in December 2015 (79 million euros). Other income also included in 2015, income derived from the sale of real estate (78 million euros) and the sale of towers totaling 65 million euros in Telefónica Spain.

Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses), were 38,681 million euros in 2016, down year-on-year 11.5% in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-7.5 p.p.). The costs are explained in detail below:

•	Supplies amounted to 15,242 million euros in 2016, down 7.9% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates and hyperinflation in Venezuela (-6.7 p.p.). In organic terms, supplies expenses decreased by 3.1% year-on-year, mainly due to lower handset consumption associated with a longer handset lifecycle, and lower interconnection costs.

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2016 Consolidated Financial Statements

•	Personnel expenses amounted to 8,098 million euros in 2016, down 21.8% in reported terms year-on-year compared to 2015. This decrease was mainly attributable to the restructuring provision of 1,336 million euros, principally in Telefónica Spain, accounting for 17.2 p.p. of the year-on-year decrease. In organic terms, personnel costs increased 1.9% year-on-year due to inflationary pressure in some Latin American countries and the internalization of services in Telefónica Brazil, which was partially offset by the savings generated from restructuring plans in recent years.

The average headcount was 132,120 employees in 2016, down 1.1% compared to 2015.

•	Other expenses amounted to 15,341 million euros in 2016, down 8.7% in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates and hyperinflation in Venezuela (-8.7 p.p.) In organic terms, other expenses remained flat year-on-year (+0.2%), principally due to savings in commercial costs, benefitting from higher synergies in Telefónica Spain, Telefónica Brazil and Telefónica Germany, which offset in part the negative impact of the inflation rates in some Latin American countries resulting in higher network costs.

OIBDA was 15,118 million euros in 2016, up 14.3% in reported terms as a result of various factors that affect comparability, mainly the lower restructuring costs in 2016 (1,380 million euros) compared to 2015 (3,217 million euros), which accounted for 13.6 p.p. of the year-on-year increase, the provision related to the agreement between Telefónica, S.A. and Fundación Telefónica registered in 2015 (+2.5 p.p.), the impact of the consolidation of GVT, DTS and Telefé (+1.3 p.p.) and the capital gain from the sale of Telefé, Telecomunicaciones Personalizadas and Vocem (+1.6 p.p.). These factors more than offset the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.8 p.p.), the adjustments made to the final acquisition price of E-Plus in 2015 (-0.8 p.p.), the impairment loss on goodwill (-0,8 p.p.) and finally the lower sale of towers (-0.5 p.p.). In organic terms, OIBDA grew 4.7% due mainly to the positive evolution of all the regions as consequence of the positive evolution of service revenues, integration synergies captured in Telefónica Brazil and Telefónica Germany and the continuous effort to contain costs.

OIBDA margin stood at 29.1% in 2016, up 5 p.p. compared to 2015 in reported terms. In organic terms OIBDA margin was 31.5% and increased 1 p.p. compared to 2015 thanks to the increase in service revenues and higher content costs.

By segments, the main contributors to Group OIBDA were Telefónica Spain with 29.6% (+11.9 p.p. compared to 2015 due to lower restructuring cost provision in 2016), Telefónica Brazil with 24.6% (-2.4 p.p. compared to 2015) and Telefónica Hispanoamérica with 23% (reducing its contribution by 9.9 p.p. compared to 2015 due to the lower contribution of Argentina, Peru and Mexico).

Depreciation and amortization amounted to 9,649 million euros in 2016, down 0.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Venezuela partially offset by the consolidation of GVT and DTS. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 801 million euros in 2016, down 10% year-on-year.

Operating income (OI) in 2016 totaled 5,469 million euros, up 55.2% in reported terms compared to 2015 for the reasons set forth above. In organic terms, operating income grew 8.3% year-on-year mostly as a result of cost savings.

The share of loss of investments accounted for by the equity method for 2016 was a loss of 5 million euros (compared to a loss of 10 million euros in 2015).

Net financial expense amounted to 2,219 million euros in 2016, 14.9% lower than the previous year, due to savings from the management of debt (pound sterling hedges linked to Telefónica United Kingdom and the lower cost of debt in European currencies). On the other hand, the higher finance income resulting from the inflation in Venezuela was mainly offset by the income from the sale of equity investments, with the capital loss from the sale of the 1.5% stake in China Unicom (155 million euros) in 2016, and the positive impact from the divestment of the holding in Telecom Italia, S.p.A. (380 million euros) in 2015.

Corporate income tax amounted to 846 million euros in 2016. Considering a pre-tax profit of 3,245 million euros, the tax effective rate stood at 26.1%, 9.0 p.p. higher than the 2015 tax effective rate, due to lower tax credits recognition in 2016.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2016 was 2,369 million euros (616 million euros in 2015).

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2016 Consolidated Financial Statements

Profit attributable to non-controlling interest reached 30 million euros, 105 million euros less than in 2015, mainly due to the increase in losses attributable to minority interests at Telefónica Germany, offset by the lower profit attributable to minority interests in Telefónica Brazil.

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2016 Consolidated Financial Statements

2016/2015 Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES

Thousand of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	10,005.6	9,720.2	(2.9%)
Internet and data accesses	6,000.0	6,094.5	1.6%
Broadband (2)	5,962.0	6,067.3	1.8%
Fiber	2,223.0	2,998.3	34.9%
Mobile accesses	17,258.5	17,237.7	(0.1%)
Prepay	2,777.1	2,329.3	(16.1%)
Contract	14,481.4	14,908.4	2.9%
M2M	1,778.8	2,006.3	12.8%
Pay TV	3,671.5	3,657.0	(0.4%)
Final Clients Accesses	36,935.6	36,709.4	(0.6%)
Wholesale Accesses	5,037.7	4,525.5	(10.2%)

Total Accesses	41,973.3	41,234.9	(1.8%)

Notes:

(*)	There were no variations in organic terms during the period.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Include ADSL, satellite, fiber optic and retail broadband circuit.

In 2016 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015. During the first semester of 2016 the tariffs of the consumer segment, fundamentally broadband, postpaid mobile and “Fusion” were revised and, on July 3, 2016 a new “Movistar Fusión+” portfolio was launched, increasing the value offered to customers and tailoring it to their preferences. Basic bundles now include content from the Spanish “La Liga”, to which “UEFA Champions and Europe League” are added in ultrafast packages; and the new “Movistar Fusión+” bundles include additional mobile lines and Premium TV content. It is important to highlight the good evolution of the second mobile line included in “Fusion+ Contigo” since its launching on June 1, 2016.

Churn evolution was positive in 2016, especially taking into account the elimination of “Fusión” long-term contracts on August 1, 2015, reflecting the higher loyalty of the customers with bundles services. This fact has resulted in a positive performance of commercial activity in 2016, broadband net adds grew by 39% year-on-year, there were more than 775 thousand new fiber accesses, and mobile contract net adds continued growth (+0.4 million customers). In fixed telephony the net loss of accesses decreased by 35.5% year-on-year.

Telefónica Spain had 41.2 million accesses at the end of December 2016, down 1.8% year-on-year, explained by the decrease in prepay mobile accesses and fixed telephony accesses. Retail accesses also declined by 0.6% year-on-year.

“Movistar Fusión”, with a customer base of 4.3 million with 2.5 million additional wireless lines to the base offer as of December 31, 2016, maintained a solid year-on-year growth (+5% and +26% respectively compared to December 2015) and contributed 83% of the fixed retail broadband customer base (3.0% year-on-year) and 73% of the wireless contract customer base (6 p.p. year-on-year). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 37% of the customer base already using 100 Mb or 300 Mb ultra-fast broadband (+8 p.p. year-on-year) and 68% of the customer base with Pay-TV as of December 31, 2016 (+5 p.p. year-on-year).

Fixed accesses decreased 2.9% year-on-year, with a net loss of 285 thousand accesses in the year 2016. This decrease was mainly due to a slower fixed access market evolution.

Retail broadband accesses presented 105 thousand new accesses in 2016, totaling 6.1 million acesses (+1.8% year-on-year) due to a low churn (1.4% in 2016, +0.02 p.p. year-on-year).

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2016 Consolidated Financial Statements

Fiber accesses showed a good evolution in terms of net adds (0.8 million new accesses in 2016), reaching 3.0 million customers in 2016 (up 34.9% compared to 2015), 49% of which corresponded to broad band accesses (+12 p.p. year-on-year), and with more than 775 thousand new accesses in 2016. Ultra-speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 10 euros, including VAT) reached 2.0 million accesses (68% of total fiber accesses). At December 31, 2016 the fiber deployment reached 17.1 million premises, 2.7million more than at December 31, 2015, and continues to be the largest in Europe.

Total mobile accesses stood at 17.2 million, down 0.1% compared with year-end 2015 as a result of the decrease in prepay accesses. The contract access base accelerated its growth during 2016, growing by 2.9% year-on-year. Smartphone penetration stood at 70.9% of the mobile voice base (+4.6 p.p. compared to year-end 2015) and significantly boosted data traffic growth to 62% year-on-year in 2016 due to the higher number of customers with the renewed portfolio containing superior data packages.

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 91% of the population at the end of 2016, up 16 p.p. compared to 2015, due to the deployment of the 800 MHz. As a result, the LTE customer base reached 6.0 million customers in 2016, almost doubling the customer base in 2015, while penetration reached 40% (+19 p.p. year-on-year).

Pay-TV accesses reached 3.7 million, in line with the previous year, including 613 thousand satellite TV accesses from DTS.

Given the high penetration level of the convergent offer “Fusión”, the revenue breakdown by service is considered to be increasingly less relevant in 2016. For this reason, Telefónica Spain has disclosed a new revenue breakdown that management believes is more meaningful.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica Spain’s results over the past two years:

Millions of euros TELEFÓNICA SPAIN	2015	2016	% Reported YoY		% Organic YoY (3)
Revenues	12,402	12,713	2.5%		(0.1%)
Consumer (1)	6,129	6,536	6.6%		1.8%
Fusion	3,368	4,095	21.6%		21.6%
Out of Fusion	2,761	2,441	(11.6%)		(20.0%)
Corporate	3,473	3,423	(1.4%)		(1.4%)
Comunications	2,799	2,708	(3.3%)		(3.3%)
IT	674	716	6.2%		6.2%
Others (2)	2,152	2,257	4.8%		3.2%
Other income	516	476	(7.6%)		(6.4%)
Supplies	(2,996)	(3,375)	12.7%		4.4%
Personnel expenses	(5,173)	(2,997)	(42.1%)		(6.2%)
Other expenses	(2,413)	(2,350)	(2.6%)		(4.8%)
OIBDA	2,336	4,467	91.2%		1.4%
OIBDA margin	18.8%	35.1%	16.3	p.p.	0.6	p.p.
Depreciation and amortization	(1,898)	(1,830)	(3.6%)		(4.8%)
Operating income (OI)	438	2,637	n.m.		5.1%
CapEx	1,827	1,847	1.1%		3.0%
OpCF (OIBDA-CapEx)	509	2,621	n.m.		0.6%

Notes:

(1)	Consumer revenues also include freelance revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.
(3)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Changes in the scope of consolidation: DTS was included in Telefónica’s consolidation perimeter on May 1, 2015. In order to exclude the impact of this change in the perimeter for the calculation or organic variations, the 2015 comparative figures include DTS’s results from January 1 to April 30, 2015.

•	Restructuring costs: the impact of certain restructuring costs related to the Voluntary Suspension Plan in Spain and amounting to 837 million and 2,896 million euros in 2016 and 2015, respectively, has been excluded.

•	Results of tower sales: the result obtained by Telefónica Spain from the sale of towers in 2015 totaling 38 million euros, has been excluded. Telefónica Spain recognized no result from the sale of towers in 2016.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016 and 2015, which totaled 7 and 49 million euros, respectively.

•	Gains or losses on the sale of companies: in 2016, the gain obtained from the sale of Telecomunicaciones Personalizadas for 29 million euros was excluded.

•	Optimization of the distribution network: the impact of the provisions recorded for 18 million and 30 million euros in 2016 and 2015, respectively, have been excluded.

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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2016 Consolidated Financial Statements

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2016	% Reported YoY	% Organic YoY	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital Gains/losses on sale of companies	Spain distribution channel
Revenues	2.5%	(0.1%)	2.6	—	—	—	—	—
Other income	(7.6%)	(6.4%)	0.1	—	(7.4)	—	5.6	—
Supplies	12.7%	4.4%	7.9	—	—	—	—	—
Personnel expenses	(42.1%)	(6.2%)	0.5	(39.8)	—	—	—	—
Other expenses	(2.6%)	(4.8%)	2.8	—	—	—	—	(0.5)
OIBDA	91.2%	1.4%	(0.2)	88.1	(1.6)	—	1.2	0.5
CapEx	1.1%	3.0%	0.4	—	—	(2.3)	—	—
OpCF (OIBDA-CapEx)	n.m.	0.6%	(2.2)	n.m.	(7.5)	8.2	5.6	2.3

Results discussion

Revenues in Telefónica Spain in 2016 were 12,713 million euros, up 2.5% year-on-year in reported terms mainly as a result of the consolidation of DTS since May 1, 2015 (which accounted for +2.6 p.p. of the year-on-year increase). In organic terms, revenues were flat year-on-year, as lower handset revenues were offset by higher service revenues.

Given the high penetration level of the convergent offer (which means the offer of more than a single service for a single price), the revenue breakdown by service is considered to be increasingly less relevant. For this reason, Telefónica Spain has established a new revenue breakdown that management believes is more meaningful.

•	Consumer revenues (6,536 million euros in 2016) grew by 6.6% year-on-year in reported terms, as a result of the consolidation of DTS since May 1, 2015 (+4.8 p.p. of the year-on-year increase). In organic terms, these revenues increased 1.8% year-on-year, mainly driven by the growth in ARPU and in the number of customers. It is worth highlighting the strong growth in “Fusión” revenues during 2016 (4,095 million euros, +21.6% year-on-year) which more than offset the drop in “non-Fusión” revenues.

•	Business revenues (3,423 million euros in 2016) decreased by 1.4% year-on-year in reported terms, improving the year-on-year trend, mainly due to a better evolution in communications revenues evolution and higher IT revenues. During 2016, business revenues showed a path of stabilization, supported by the commercial offer renovation, with integrated connectivity solutions, IT and digital services, all of them key for the digitalization of the businesses.

•	Other revenues which include wholesale, subsidiaries and other revenues (2,257 million euros in 2016) grew by 4.8% year-on-year in reported terms, due to the growth in wholesale TV revenues and fixed ingoing voice revenues.

Fusión ARPU was 80.4 euros in 2016, up 12.0% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions, as well as the improvement in the customers’ mix stimulated by the renovation of the portfolio that took place in August, 2016 including mobile additional lines and additional contents in the convergent offers.

OIBDA amounted to 4,467 million euros in 2016, up 91.2% year-on-year in reported terms, as a consequence of the provisions recorded in 2015 totaling 2,896 million euros relating to restructuring cost by the “Employment Suspension Plan” and 30 million euros relating to restructuring of the distribution channel. The OIBDA reported in 2016 also included 837 million euros of provisions due to the Individual Suspension Plan and other restructuring plans, and 18 million euros of provision due to the restructuring of the distribution channel.

In organic terms OIBDA increased 1.4% year-on-year, mainly due to the higher service revenues, lower personnel costs (down by 6.2% year-on-year in organic terms which is mainly explained by the savings generated by the “employment suspension plan” (207 million euros) since April 2016) and lower other expenses, which dropped 2.6% in reported terms and down 4.8% in organic terms excluding changes in the perimeter of consolidation, principally due to lower commercial costs, which in total offset the increase of supplies (+12.7% in reported terms, +4.4% in organic terms) impacted by higher content costs and IT equipment purchases.

Telefónica, S.A.    194

2016 Consolidated Financial Statements

OIBDA margin was 35.1% in 2016 in reported terms and 41.6% in organic terms, up 16.3 p.p. year-on-year in reported terms.

Telefónica, S.A.    195

2016 Consolidated Financial Statements

TELEFÓNICA UNITED KINGDOM

As explained above, the consolidated income statement for 2015 appearing in the Consolidated Financial Statements has been amended to retroactively show the reclassification of Telefónica United Kingdom´s results as continuous operations. Therefore, these results do not match the results published for such period. Consequently, segmented information has been modified for 2015.

The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	247.1	272.6	10.3%
Internet and data accesses	21.0	23.7	12.8%
Broadband	21.0	23.7	12.8%
Mobile accesses	25,018.8	25,462.7	1.8%
Prepay	10,561.4	9,701.4	(8.1%)
Contract	14,457.4	15,761.3	9.0%
M2M (2)	2,383.9	3,266.9	37.0%
Final Clients Accesses	25,286.9	25,759.0	1.9%

Total Accesses	25,286.9	25,759.0	1.9%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	Includes 720 thousand M2M accesses on the global platform since the first quarter 2016.

In 2016, Telefónica United Kingdom maintained market momentum, as a result of the O2 brand recognition, the commercial proposal success and the customer loyalty. These factors have allowed the company to keep growing in a competitive market.

The total access base grew 1.9% year-on-year and stood at 25.8 million at December 31, 2016, mainly driven by a 1.8% increase in the mobile customer base.

The contract mobile customer base grew 9.0% year-on-year and reached 15.8 million accesses, with a broadly stable 61.9% share over the total mobile base driven by the incorporation of 720 thousand M2M accesses on the global platform, not accounted before. Net adds reached 444 thousand accesses due to the solid contribution of postpay accesses. Smartphone penetration reached 68.4% of the total mobile accesses base, up 8.0 p.p. year-on-year, driven by the continued growth of LTE customers (+36.1% year-on-year reaching 10.4 million at December 31, 2016). LTE penetration reached 47% of the total mobile access base.

The prepay access base decreased 8.1% year-on-year to 9.7 million at December 31, 2016.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica United Kingdom´s results over the past two years:

Millions of euros TELEFÓNICA UNITED KINGDOM	2015	2016	% Reported YoY		% Organic YoY (1)
Revenues	7,837	6,861	(12.5%)		(1.5%)
Mobile service revenues	5,778	5,121	(11.4%)		(0.3%)
Other income	170	148	(12.7%)		(1.8%)
Supplies	(3,769)	(3,226)	(14.4%)		(3.7%)
Personnel expenses	(549)	(528)	(3.9%)		1.2%
Other expenses	(1,760)	(1,546)	(12.1%)		(1.1%)
OIBDA	1,929	1,709	(11.4%)		1.7%
OIBDA margin	24.6%	24.9%	0.3	p.p.	0.8	p.p.
Depreciation and amortization	(1,196)	(1,090)	(8.9%)		2.6%
Operating income (OI)	733	619	(15.5%)		0.2%
CapEx	883	931	5.5%		18.7%
OpCF (OIBDA-CapEx)	1,046	778	(25.6%)		(12.7%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years.

•	Restructuring costs: we have excluded the impact in 2016 and 2015 of restructuring costs, amounting to 37 and 4 million euros, respectively.

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2016	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
Revenues	(12.5%)	(1.5%)	(11.0)	—
Other income	(12.7%)	(1.8%)	(10.9)	—
Supplies	(14.4%)	(3.7%)	(10.7)	—
Personnel expenses	(3.9%)	1.2%	(12.0)	6.9
Other expenses	(12.1%)	(1.1%)	(11.0)	—
OIBDA	(11.4%)	1.7%	(11.1)	(2.0)
CapEx	5.5%	18.7%	(13.2)	—
OpCF (OIBDA-CapEx)	(25.6%)	(12.7%)	(9.3)	(3.6)

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2016 Consolidated Financial Statements

Results discussion

Total revenues were 6,861 million euros in 2016, down by 12.5% year-on-year in reported terms mainly due to the depreciation of the pound sterling (which accounted for -11 p.p. of the year-on-year decrease). In organic terms, revenues decreased by 1.5% year-on-year due mainly to lower handset sales, which declined by 8.0% year-on-year.

Mobile service revenues totaled 5,121 million euros in 2016, down by 11.4% year-on-year in reported terms due mainly to the depreciation of the pound sterling (which accounted for -11.1 p.p. of the year-on-year decrease). Excluding this impact, mobile service revenues decreased by 0.3% due to the “Refresh” commercial model as well as the low interconnection fares. Under the Refresh commercial model, certain revenues related to handset are not considered as mobile service revenues, but as handset revenues.

Mobile ARPU decreased by 12.1% year-on-year in reported terms due mainly to the depreciation of the pound sterling. In organic terms, ARPU went down by 1.1% adversely affected by the “Refresh” model, while data ARPU increased by 2.3%. In the “Refresh” model handset revenues are not considered as mobile service revenues, but as handset revenues and ARPU does not reflect the handset revenues.

TELEFÓNICA UNITED KINGDOM	2015	2016	%YoY		% Organic YoY
Voice Traffic (millions of minutes)	90,527	93,306	3.1%		3.1%
ARPU (EUR)	19.4	17.0	(12.1%)		(1.1%)
Prepay	7.7	7.5	(3.1%)		9.7%
Contract (1)	33.5	28.8	(14.1%)		(3.5%)
Data ARPU (EUR)	11.3	10.3	(9.0%)		2.3%
% non-SMS over data revenues	59.4%	61.4%	2.0	p.p.	2.0	p.p.

Notes:

(1)	Excludes M2M.

OIBDA totaled 1,709 million euros in 2016, down 11.4% year-on-year in reported terms, as a result mainly of the depreciation of the sterling pound. In organic terms, OIBDA increased by 1.7% year-on-year due to the reduction of costs offset by higher commercial costs.

The OIBDA margin stood at 24.9% in 2016, with an increase of 0.3 p.p. in reported terms compared to 2015. In organic terms, OIBDA margin stood at 25.5%.

Telefónica, S.A.    198

2016 Consolidated Financial Statements

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	1,997.8	2,010.3	0.6%
Internet and data accesses	2,330.6	2,324.5	(0.3%)
Broadband	2,098.0	2,104.0	0.3%
VDSL	516.8	805.5	55.9%
Mobile accesses	43,062.8	44,320.7	2.9%
Prepay	23,979.4	23,784.0	(0.8%)
Contract	19,083.4	20,536.6	7.6%
M2M	632.0	787.8	24.6%
Final Clients Accesses	47,391.2	48,655.5	2.7%
Wholesale Accesses	972.0	691.0	(28.9%)

Total Accesses	48,363.2	49,346.4	2.0%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

During 2016 Telefónica Germany maintained market momentum with the launch of a new Premium portfolio called “O2 Free” on October 5, 2016, which underpins the company´s data monetization strategy, offering more content at a higher price with a clear focus on retaining and developing the premium customer base. Competitive pressure in the non-premium segment is showing some signs of improvement. At the same time, Telefónica Germany delivered on its integration milestones, generating additional savings in line with its synergy targets.

The total access base grew 2.0% year-on-year and stood at 49.3 million at December 31, 2016, mainly driven by a 2.9% increase in the mobile base (which reached 44.3 million).

The contract mobile customer base grew 8% year-on-year and reached 20.5 million accesses, with a broadly stable 46.3% share over the total mobile base. Net adds reached 1.5 million accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 59% of the total mobile access base, up 5.2 p.p. year-on-year driven by the continued growth of LTE customers (+53% year-on-year reaching 12.1 million at December 31, 2016) which reflects the continuous demand by customers for high speed mobile data access. LTE penetration reached 27% of the total mobile access base.

The prepay access base remained broadly stable year-on-year (-0.8%) at 23.8 million. The prepay segment lost 195 thousand accesses in 2016 due to the partner segment.

The retail broadband access loss trend continued to improve, with 6 thousand net additions in 2016. VDSL registered 289 thousand net additions (+60% year-on-year) in 2016 and continued to benefit from the continued strong demand, while the wholesale DSL customer base continued to fall due to the planned dismantling of the legacy infrastructure.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros TELEFÓNICA GERMANY	2015	2016	% Reported YoY		% Organic YoY (1)
Revenues	7,888	7,503	(4.9%)		(4.9%)
Mobile Business	6,832	6,498	(4.9%)		(4.9%)
Mobile service revenues	5,532	5,437	(1.7%)		(1.7%)
Fixed Business	1,043	981	(5.9%)		(5.9%)
Other income	265	146	(45.0%)		(9.3%)
Supplies	(2,712)	(2,452)	(9.6%)		(9.6%)
Personnel expenses	(655)	(646)	(1.4%)		(7.9%)
Other expenses	(2,928)	(2,757)	(5.8%)		(5.0%)
OIBDA	1,858	1,794	(3.4%)		2.9%
OIBDA margin	23.6%	23.9%	0.4	p.p.	1.9	p.p.
Depreciation and amortization	(2,128)	(2,211)	3.9%		3.9%
Operating income (OI)	(270)	(417)	54.2%		9.8%
CapEx	2,230	1,108	(50.3%)		6.8%
OpCF (OIBDA-CapEx)	(372)	686	c.s.		(2.1%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In 2016, restructuring costs had an 89 million euros impact on OIBDA. In 2015, restructuring costs had a 74 million euros impact on OIBDA.

•	Adjustments to the final purchase price of E-Plus: in 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition: the CapEx organic variation exclude spectrum acquisition, which in 2015 amounted to 1.198 million euros (6 million euros in 2016).

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2016 Consolidated Financial Statements

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures and CapEX, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2016	% Reported YoY	% Organic YoY	Restructuring costs	Adjustments to the final purchase price of E-Plus	Spectrum acquisition
Revenues	(4.9%)	(4.9%)	—	—	—
Other income	(45.0%)	(9.3%)	—	(39.4)
Supplies	(9.6%)	(9.6%)	—	—	—
Personnel expenses	(1.4%)	(7.9%)	6.4	—	—
Other expenses	(5.8%)	(5.0%)	(0.9)	(0.1)	—
OIBDA	(3.4%)	2.9%	(0.8)	(5.5)	—
CapEx	(50.3%)	6.8%	—	—	(53.5)
OpCF (OIBDA-CapEx)	c.s.	(2.1%)	4.1	27.4	n.m.

Results discussion

Total revenues were 7,503 million euros in 2016, down 4.9% year-on-year in reported terms due mainly to the lower service revenues and handset sales.

Mobile service revenues totaled 5,437 million euros in 2016, decreasing 1.7% year-on-year in reported terms due mainly to the impact of termination and roaming tariffs, the increasing share of partner segment (second brands) within the customer base and the competitive pressure. Telefónica Germany continued to focus on data revenues, which increased by 5.3% and accounted for 55% of mobile service revenues in 2016. Non-P2P SMS data revenues amounted to 2,300 million euros (increasing +13.1% year-on-year) and non-P2P SMS data revenues accounted for 76.9% of the total data revenues (+5.3 p.p. year-on-year).

Fixed revenues were 981million euros in 2016 (down 5.9% year-on-year), due to lower wholesale revenues driven by the planned decommissioning of the legacy ULL platform.

Mobile ARPU was 10.3 euros in 2015 (down 3.7% year-on-year), while contract ARPU stood at 16.5 euros (down 4.1% year-on-year), as a result of the high pricing pressure in a competitive market, higher share of wholesale customers in the customer base and the consequent change in the weight of retail to wholesale. Data ARPU was 5.7 euros (+3.4% year-on-year).

TELEFÓNICA GERMANY	2015	2016	% YoY
Voice Traffic (millions of minutes)	117,877	113,896	(3.4%)
ARPU (EUR)	10.7	10.3	(3.7%)
Prepay	5.8	5.7	(1.6%)
Contract (1)	17.2	16.5	(4.1%)
Data ARPU (EUR)	5.5	5.7	3.4%
% non-SMS over data revenues	71.6%	76.9%	5.3	p.p.

Notes:

(1)	Excludes M2M.

OIBDA totaled 1,794 million euros in 2016, decreasing 3.4% year-on-year in reported terms as a result mainly of the previously mentioned positive impact of the final purchase price of E-plus in 2015 (-5.5 p.p.) and the lower restructuring costs recorded in 2016 (-0.8 p.p.). In organic terms, OIBDA grew by 2.9% year-on-year, driven by the synergies captured in integration (approximately 150 million euros in 2016) mainly by employees restructuring and infrastructure dismantling.

The OIBDA margin stood at 23.9% in reported terms for 2016, up 0.4 p.p. compared to 2015 (+1.9 p.p. in organic terms).

Telefónica, S.A.    201

2016 Consolidated Financial Statements

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	14,654.5	14,338.4	(2.2%)
Internet and data accesses	7,195.5	7,383.2	2.6%
Broadband	7,129.5	7,311.0	2.5%
Fiber and VDSL	3,779.9	4,171.0	10.3%
Mobile accesses	73,261.3	73,769.8	0.7%
Prepay	42,194.4	40,387.2	(4.3%)
Contract	31,066.9	33,382.6	7.5%
M2M	4,234.7	5,005.1	18.2%
Pay TV	1,787.9	1,712.7	(4.2%)
Final Clients Accesses	96,899.3	97,204.2	0.3%
Wholesale Accesses	22.3	17.9	(19.5%)

Total Accesses	96,921.5	97,222.2	0.3%

Notes:

(*)	There were no variations in organic terms during the period.

(1)	Includes “fixed wireless” and Voice over IP accesses.

Telefónica Brazil closed the year 2016 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, leadership has been maintained in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2016. In the fixed business, the transformation towards fiber and Pay-TV was strengthened after the integration of GVT in May 2015.

Revenues and OIBDA evolution was positively supported by the acceleration of mobile data and the good evolution of fiber and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures and generated benefits from the synergies with GVT that offset the adverse macroeconomic situation in Brazil.

However, results in 2016 were adversely affected by the interconnection tariff reduction in the mobile business (-33.8%) and in the retail fixed-mobile tariff (-20.6%), fixed-local (-65.9%) and fixed-interurban (-21.3%) since February 25, 2016.

Telefónica Brazil reached 97.2 million accesses at December 31, 2016, up 0.3% compared with December 2015.

In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.1% in the contract segment as of December 31, 2016 (Source: Anatel), preserving the leadership. Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 30.2% as of December 2016 (source: Anatel), driven by the contract clients growth (7.5% year-on-year), and offset the fall in prepaid clients (-4.3% year-on-year). An improvement has been experienced on the “familiar plans”, giving the chance to proceed to data sharing among the same family, as well as progress in online client assistance through “meu vivo”, acclaiming one of Vivo’s strengths and continuing with constant upgrades.

In its fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 17 million premises passed with fiber at December 31, 2016 and 4.3 million homes connected. Traditional accesses decreased 2.2% due to the fixed-mobile substitution. Retail broadband accesses totaled 7.3 million accesses at the end of 2016, increasing 2.5% year-on-year. Among them, 59% accesses were connected with FTCC. Pay TV customers reached 1.7 million as of December 31, 2016, down 4.2% in reported terms due mainly to the macroeconomic situation and a commercial strategy based in value clients gaining. IPTV accesses increased in relevance representing 13% of total Pay TV accesses.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of Euros TELEFÓNICA BRAZIL	2015	2016	% Reported YoY		% Organic YoY (1)
Revenues	11,060	11,097	0.3%		0.9%
Mobile Business	6,906	6,669	(3.4%)		1.7%
Mobile service revenues	6,495	6,357	(2.1%)		3.1%
Fixed Business	4,154	4,428	6.6%		(0.2%)
Other income	416	348	(16.3%)		(16.6%)
Supplies	(2,568)	(2,249)	(12.4%)		(10.9%)
Personnel expenses	(1,042)	(1,167)	11.9%		3.1%
Other expenses	(4,293)	(4,315)	0.5%		2.0%
OIBDA	3,573	3,714	3.9%		5.3%
OIBDA margin	32.3%	33.5%	1.2	p.p.	1.4	p.p.
Depreciation and amortization	(1,916)	(2,038)	6.4%		2.5%
Operating income (OI)	1,657	1,676	1.1%		8.8%
CapEx	2,105	2,138	1.6%		(2.9%)
OpCF (OIBDA-CapEx)	1,468	1,576	7.3%		17.8%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Exchange rate effect:

we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years.

•	Changes in the scope of consolidation:

GVT was included in Telefónica’s consolidation perimeter in May 2015. In order to exclude the impact of this change in the perimeter for the calculation of organic variations, the 2015 comparative figures include GVT’s results from January 1 to April 30, 2015.

•	Restructuring costs:

we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2016, these restructuring costs totaled 40 million euros. In 2015, these restructuring costs totaled 7 million euros

•	Results of tower sales:

the results attributable to the sale of towers have been excluded (10 million euros in 2015).

•	Spectrum acquisition:

the impact of spectrum acquisitions has been excluded (48 million euros in 2016).

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2016	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition
Revenues	0.3%	0.9%	(5.2)	4.6	—	—	—
Other income	(16.3%)	(16.6%)	4.4	(7.9)	—	2.3	—
Supplies	(12.4%)	(10.9%)	(4.6)	3.4	—	—	—
Personnel expenses	11.9%	3.1%	(5.8)	11.0	3.3	—	—
Other expenses	0.5%	2.0%	(5.2)	3.7	—	—	—
OIBDA	3.9%	5.3%	(5.4)	5.1	(1.0)	(0.3)	—
CapEx	1.6%	(2.9%)	(5.3)	7.6	—	—	2.4
OpCF (OIBDA-CapEx)	7.3%	17.8%	(5.6)	1.4	(2.4)	(0.7)	(3.5)

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2016 Consolidated Financial Statements

Results discussion

Revenues totaled 11,097 million euros in 2016, up 0.3% in reported terms and 0.9% year-on-year in organic terms, due mainly to the depreciation of the Brazilian real (which accounted for -5.2 p.p. of the evolution) and the consolidation of GVT (+4.6 p.p.). In organic terms, the year-on-year variation of 0.9% was principally due to the good evolution in the mobile business (+1.7% year-on-year), which was partially offset by the impact of the regulatory interconnection tariff reduction, impacting resulting in a reduction in fixed revenues, that decreased by 0.2%.

•	Revenues from the mobile business totaled 6,669 million euros in 2016, down 3.4% in reported terms due mainly to the depreciation of the Brazilian real (which accounted for -5.0 p.p. of the evolution). In organic terms, revenues from the mobile business increased by 1.7% due to the positive evolution of service revenues (+3.1% year-on-year) as a result of the good performance of outbound revenues, which in turn increased as a result of an increase in the customer base and the increased proportion of data revenues. This offsets the decrease in inbound revenues because of the fall in interconnection, due to the decrease of tariffs, and prepaid revenues associated with the customer base fall. Additionally, handsets’ revenues slow down 23.9% in reported terms due to a lower commercial activity.

•	Fixed telephony revenues totaled 4,428 million euros, up by 6.6% in reported terms due mainly to the impact of the consolidation of GVT (+12.3 p.p.) and partially offset by depreciation of the Brazilian real (which accounted for -5.6 p.p. of the evolution). In organic terms, revenues were down by 0.2%, mainly due to the regulatory impact of the decrease of the fixed-mobile and fixed-fixed tariffs that compensate the increase in broadband and new services revenues, which were up by 6.5% year-on-year in organic terms supported by the increase in fiber and Pay TV revenues.

The mobile ARPU increased 13.3% year-on-year in reported terms due mainly to the better quality of the customer base and the expansion of data revenues that compensate the depreciation of the Brazilian real. In organic terms, it increased 19.3% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates. We believe the high quality of the client base is reflected in an increase in the outbound ARPU and the 25.3% growth in the data ARPU.

TELEFÓNICA BRAZIL	2015	2016	%YoY		% Local Currency YoY
Voice Traffic (millions of minutes)	379,430	373,074	(1.7%)		(1.7%)
ARPU (EUR)	6.3	7.1	13.3%		19.3%
Prepay	3.2	3.4	5.4%		11.2%
Contract (1)	13.3	12.9	(2.9%)		2.4%
Data ARPU (EUR)	2.9	3.5	19.1%		25.3%
% non-SMS over data revenues	82.9%	88.4%	5.5	p.p.	5.5	p.p.

Notes:

(1)	Excludes M2M.

OIBDA stood at 3,714 million euros in 2016, up 3.9% in reported terms. This evolution was affected by the recognition of a 40 million euros related to a restructuring personnel plan in 2016 compared with the 7 million euros provision registered in 2015, the positive impact from the expired payment obligation (98 million euros) in 2015, the negative impact of the depreciation of the Brazilian real (-5.4 p.p.) and the consolidation of GVT (+5.1 p.p.). In organic terms, the year-on-year increase was 5.3% due to revenue improvement and cost efficiency compensating a worse macro scenario with higher inflation, more devaluation and greater insolvencies provision rates. Personnel expenses totaled 1,167 million euros in 2016, up 11.9% in reported terms as result mainly of the consolidation of GVT, which was partially offset by the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 3.1% year-on-year due to higher social benefits and the internalization of network contractors that compensates benefits from restructuring plans and voluntary redundancy programs in 2016. In addition, supplies costs fell (-10.9% in organic terms) thanks to the positive impact of the interconnection tariff reduction and lesser devices consumption (commercial activity focused on profitable clients).

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The OIBDA margin stood at 33.5% in reported terms for 2016, up 1.2 p.p. compared to 2015.

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2016 Consolidated Financial Statements

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	12,829.8	11,938.6	(6.9%)
Internet and data accesses	5,667.8	5,707.9	0.7%
Broadband	5,610.4	5,570.7	(0.7%)
Mobile accesses	113,302.7	115,284.5	1.7%
Prepay	88,332.8	89,461.2	1.3%
Contract	24,969.8	25,823.3	3.4%
M2M	2,296.9	2,561.3	11.5%
Pay TV	2,812.2	2,919.2	3.8%
Final Clients Accesses	134,612.4	135,850.3	0.9%
Wholesale Accesses	30.9	66.5	115.6%

Total Accesses T. Hispanoamérica	134,643.3	135,916.8	0.9%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

Total accesses reached 135.9 million at December 31, 2016 (+ 0.9% year-on-year).

Mobile accesses totaled 115.3 million customers and grew 1.7% year-on-year, highlighting the higher quality of the customer base.

•	In the contract segment, accesses grew 3.4% year-on-year. Growth was particulary strong in Argentina (+3.3%), Chile (+7.5%) and Colombia (+6.0%). Annual net adds reached 854 thousand customers, mainly due to the contribution of Argentina (+231 thousand accesses), Chile (+218 thousand accesses) and Colombia (+203 thousand accesses), benefitting from a successful strategy of migrations (from prepay to contract), as well as a higher amount of gross adds.

•	In the prepay segment, accesses grew 1.3% year-on-year, with net adds of 1,1 million customers. Growth was driven mainly by Mexico (+1.5 million accesses), Colombia (+0.6 million accesses) and Central America (+0.8 million accesses), compensating the negative net adds in other markets like Peru (-1.2 million accesses) and Chile (-1.0 million accesses). Such increases were explained by strong price competition in the prepay segment, not followed by Movistar to avoid harming the quality levels of the network (avoiding reduced price offers), along with the focus on attracting high value customers that allowed the acceleration of migration processes from prepay to contract.

•	The smartphone customer base grew 14.7% year-on-year to 46.1 million accesses, with a penetration over mobile accesses of 41.3% (+4.7 p.p. year-on-year), mainly due to the growth in all countries of the region. At the same time, 4G accesses continued growing, reaching 15.5 million accesses at the end of the year.

Traditional fixed business accesses stood at 11.9 million at December 31, 2016 (-6.9% year-on-year) with negative net adds of 0.9 million customers, affected by the erosion of traditional fixed business in the region, including Argentina (-4.0% year-on-year), Peru (-5.8% year-on-year), Chile (-5.4% year-on-year) and Colombia (-5.4% year-on-year).

Broadband accesses totaled 5.6 million at December 31, 2016 (-0.7% year-on-year), due to negative net adds in Colombia (-3.6%) and Argentina (-1.6%), which were not enough to offset the positive performance of Peru (+2.4%). The penetration of fixed broadband accesses over traditional fixed business accesses was 46.7% at December 31, 2016 (+2.9 p.p. year-on-year). There was progressive migration towards data plans with higher speeds, with 62.1% of broadband accesses having a speed over 4Mb at December 31, 2016 (+9 p.p. year-on-year).

TV accesses totaled 2.9 million (+3.8% year-on-year), with net adds of 107 thousand customers as a result of an improvement in all the countries in the region that offer the service. Growth was particularly positive in Peru (+6.2%), Colombia (+5.9%) and Chile (+2.5%).

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The table below shows the evolution of Telefónica Hispanoamérica’s results over the past two years:

Millions of euros TELEFÓNICA HISPANOAMÉRICA	2015	2016	% Reported YoY		% Organic YoY (1)
Revenues	14,387	12,579	(12.6%)		7.5%
Mobile Business	10,347	8,882	(14.2%)		6.3%
Mobile service revenues	9,160	7,918	(13.6%)		7.0%
Fixed Business	4,070	3,732	(8.3%)		12.2%
Other income	347	274	(21.3%)		(10.4%)
Supplies	(4,176)	(3,704)	(11.3%)		4.4%
Personnel expenses	(1,686)	(1,584)	(6.1%)		22.8%
Other expenses	(4,516)	(4,088)	(9.5%)		7.0%
OIBDA	4,356	3,477	(20.2%)		3.9%
OIBDA margin	30.3%	27.6%	(2.6	p.p.)	(1.0	p.p.)
Depreciation and amortization	(2,241)	(2,190)	(2.3%)		7.5%
Operating income (OI)	2,115	1,287	(39.1%)		0.5%
CapEx	3,060	2,613	(14.6%)		6.5%
OpCF (OIBDA-CapEx)	1,296	864	(33.3%)		(0.3%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Exchange rate effects and hyperinflationary adjustments in Venezuela:

we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela, by reversing such adjustments.

•	Restructuring costs:

we have excluded the impact of restructuring costs in 2016 and 2015, amounting to 84 and 38 million euros, respectively.

•	Results of tower sales:

the results attributable to the sale of towers have been excluded (1 million euros in 2016 and 18 million euros in 2015).

•	Spectrum acquisition:

the impact of spectrum acquisitions has been excluded in 2016 (284 million euros, corresponding to Peru) and 2015 (338 million euros, mainly corresponding to Argentina and Ecuador).

•	Capital gains and losses on sales of companies:

gains and losses obtained from the sale of companies are excluded to calculate organic variations. In 2016, the profit from the sale of Telefé for 15 million euros was excluded.

•	Goodwill impairments:

Impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively.

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2016	% Reported YoY	% Organic YoY	Exchange rate effect and hyperin-flation	Restruc- turing costs	Towers sales	Spectrum acquisition	Capital Gains/ losses on sale of companies	Impairments
Revenues	(12.6%)	7.5%	(20.0)	—	—	—	—
Other income	(21.3%)	(10.4%)	(10.7)	—	(5.0)	—	4.2	—
Supplies	(11.3%)	4.4%	(15.6)	—	—	—	—	—
Personnel expenses	(6.1%)	22.8%	(32.4)	4.2	—	—	—	—
Other expenses	(9.5%)	7.0%	(21.2)	—	—	—	—	4.8
OIBDA	(20.2%)	3.9%	(17.5)	(1.6)	(0.4)	—	0.3	(4.9)
CapEx	(14.6%)	6.5%	(19.1)	—	—	(1.2)	—
OpCF (OIBDA-CapEx)	(33.3%)	(0.3%)	(13.6)	(5.5)	(1.3)	2.9	1.1	(16.6)

Results discussion

Revenues amounted to 12,579 million euros in 2016, decreasing 12.6% year-on-year in reported terms due to the foreign exchange effects and the hyperinflation in Venezuela (-20.0 p.p.). Revenues increased 7.5 % year-on-year in organic terms mainly due to the growth in data revenues (mobile and fixed) and the growth of the customer base, higher data usage per customer and higher data penetration.

•	Mobile service revenues reached 7,918 million euros in 2016 and decreased by 13.6% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by 20.6 p.p. of the year-on-year variation). Excluding these effects, these revenues grew by 7.0% principally as a result of the increase of service revenues in Argentina (18.4%). Mobile service revenues performance by country was as follows:

•	In Argentina: mobile service revenues amounted to 1,628 million euros in 2016, decreasing 25.8% year-on-year in reported terms. This decrease was mainly due to the exchange rate effect, reducing growth by 44.2 p.p. Excluding this effect, revenues increased by 18.4% due to the data revenues growth leveraged on the higher 4G customer base, permitting data consumption acceleration and commercial offers adapted to the inflationary environment.

•	In Mexico: mobile service revenues reached 1,246 million euros in 2016, decreasing 19% year-on-year in reported terms. In local currency, these revenues decreased 4.9%, mainly due to lower prepaid revenues as a result of strong competition and due to the regulatory impact, which was partially offset by a satisfactory performance in wholesale service.

•	In Chile: service revenues reached 1,103 million euros in 2016, decreasing 6.3% year-on- year in reported terms mainly due to the foreign exchange effect (-3.1 p.p.). In local currency, these revenues decreased by 3.2% affected by lower prepaid revenues as well as lower interconnection rates.

•	In Peru: mobile service revenues reached 1,206 million euros in 2016, decreasing 13.2% year-on-year in reported terms mainly due to the foreign exchange effect (-5 p.p.). In local currency these revenues decreased by 8.2%, affected by the reduction of prepaid and contract revenues due to higher aggressiveness in the market, resulting in lower ARPUs.

•	Data revenues in the segment reached 3,511 million euros in 2016 and decreased 4.8% year-on-year in reported terms mainly due to foreign exchange effects and the hyperinflation in Venezuela (-24.4 p.p). Excluding these effects, these revenues grew 19.6 % year-on-year mainly due to the increase in data revenues in most of the countries of the region and by the higher data penetration which grew from 41.3% in 2015 to 46.1 % during 2016.

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•	Fixed business revenues reached 3,732 million euros in 2016, and decreased 8.3% in reported terms. Excluding the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by 20.5p.p.) these revenues grew by 12.2% due to the increase in broadband and new services revenues (+21.6%). Revenues from broadband and new services, accounted for 53.7% of fixed revenues (+3.0 p.p. year-on-year). The growth was particularly notable in Argentina (44.7%), Colombia (17.4%) and Chile (11.7%) with a strong growth in broadband revenues due to the higher quality of the customer base as well as the tariff adjustment.

OIBDA reached 3,477 million euros in 2016, decreasing 20.2% in reported terms, negatively affected by the goodwill impairment in Mexico and Venezuela and restructuring costs in 2016 and 2015, previously mentioned, and offset by the generated capital gain from the Telefé sale. Excluding these adjustments, exchange rate effects and hyperinflation in Venezuela, OIBDA increased 3.9% in organic terms. This growth is mainly due to the good evolution in revenues and higher commercial efficiencies that offset higher interconnection, content and network costs, up principally due to the devaluation in certain countries in the region. Energy, electricity and call center costs also increased during 2016.

Below additional information by country.

•	Argentina: OIBDA reached 797 million euros in December 2016, decreasing 20.7% in reported terms. In local currency, OIBDA increased by 26.6%, mainly due to the revenue growth as well as to lower commercial costs recorded in 2016, as a result of lower commercial activity and greater commercial efficiency.

•	Chile: OIBDA reached 704 million euros in December 2016, decreasing 7.4% in reported terms mainly due to the exchange rate evolution (-3 p.p.). In local currency, OIBDA decreased by 4.4%, explained by the decrease in mobile service revenues.

•	Peru: OIBDA reached 782 million euros in December 2016, decreasing 17.1% in reported terms mainly due to the exchange rate evolution. In local currency, OIBDA decreased by 12.3%, as the efforts in costs savings were insufficient to compensate higher interconnection costs associated with higher traffic, and more than offset the revenue increase.

•	Colombia: OIBDA reached 464 million euros in December 2016, decreasing 15% in reported terms mainly due to the exchange rate evolution. In local currency, OIBDA decreases 5.1% year-on-year due to higher interconnection costs associated to the successful offer “Todo Destino”.

The OIBDA margin was 27.6% in 2016, decreasing 2.6 p.p. in reported terms. This decrease is affected by the margin reduction in Chile (-1.7 p.p.), Peru (-2.8 p.p.), Colombia (-3.3 p.p.) and Mexico (-5.0 p.p.), reflecting a higher commercial effort focused on higher value segments.

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2015/2014 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2015 and 2014. The consolidated income statement data for the years ended December 31, 2015 and 2014 set forth below has been retrospectively amended, in order to cease to present our operations in the United Kingdom as a discontinued operation.

As explained above, the consolidated income statement for the year ended December 31, 2015 has been amended to retroactively show the reclassification of Telefónica United Kingdom´s results as continuing operations. Therefore, the results below differ from the results previously published for such period. The segmented financial information shown below has been amended for 2015 as discussed above.

Telefónica’s total accesses totaled 347.5 million as of December 31, 2015. Telefónica United Kingdom customers have been included in the 2014 and 2015 customer base, since we have classified Telefónica United Kingdom and its operations as continuing operations. Group accesses increased 1.9% year-on-year, as a result mainly of the additional accesses gained following the purchase of GVT by Telefónica Brazil and DTS in Telefónica Spain and the growth in accesses in Telefónica Hispanoamérica, Telefónica Germany and Telefónica United Kingdom. If we consider the accesses from GVT and DTS as of December 31, 2014 to make both years comparable, accesses would have decreased by 0.8% affected, in part, by prepaid disconnections in Telefónica Brazil (which resulted in the disconnection of 11.5 million accesses in 2015 and 1.6 million accesses in 2014). In 2015, commercial activity increased based on high value customers, resulting in growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. Accesses in Telefónica Hispanoamérica (38.7% of the Group’s total as of December 31, 2015) increased by 2.3% year-on-year, Telefónica United Kingdom (7.3% of the Group’s total as of December 31, 2015) increased by 2.3% year-on-year, while accesses in Telefónica Germany (13.9% of the Group’s total) increased by 1.5% year-on-year.

The below table shows the evolution of accesses 2014 and 2015:

ACCESSES

Thousands of accesses	2014	2015	% Reported YoY	% Organic YoY (1)
Fixed telephony accesses (2)	36,830.0	39,734.9	7.9%	(3.0%)
Internet and data accesses	18,151.7	21,365.3	17.7%	1.3%
Broadband (3)	17,668.5	20,971.3	18.7%	1.8%
Fiber (4)	1,755.0	6,100.3	247.6%	29.9%
Mobile accesses	274,458.0	272,103.9	(0.9%)	(0.9%)
Prepay	175,720.4	167,845.1	(4.5%)	(4.5%)
Contract	98,737.6	104,258.8	5.6%	5.6%
M2M	9,787.4	11,526.3	17.8%	17.8%
Pay TV (5)	5,087.2	8,271.6	62.6%	12.0%
Final Clients Accesses	334,526.9	341,475.6	2.1%	(0.7%)
Wholesale Accesses	6,521.6	6,062.8	(7.0%)	(7.0%)

Total Accesses	341,048.5	347,538.4	1.9%	(0.8%)

Notes:

-	T. Ireland customers are excluded since the third quarter 2014. Accesses include E-Plus customers since the fourth quarter 2014 and GVT and DTS customers since May 1, 2015.

(1)	In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.
(2)	Includes “fixed wireless” and Voice over IP accesses.
(3)	Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(4)	Includes 3.25 million GVT fiber (FTTx) customers since second quarter 2015.
(5)	Includes 1.1 million DTS customers.

The below table shows the contribution of each item for which we have adjusted our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

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TELEFÓNICA 2015	% Reported YoY	% Organic YoY (1)	DTS	GVT
Fixed telephony accesses	7.9%	(3.0%)	0.0 p.p.	11.2 p.p.
Internet and data accesses	17.7%	1.3%	0.0 p.p.	16.2 p.p.
Broadband	18.7%	1.8%	0.0 p.p.	16.6 p.p.
Fiber	n.m.	29.9%	0.0 p.p.	n.m.
Pay TV	62.6%	12.0%	28.3 p.p.	16.9 p.p.
Final Clients Accesses	2.1%	(0.7%)	0.4 p.p.	2.4 p.p.
Total Accesses	1.9%	(0.8%)	0.4 p.p.	2.3 p.p.

(1)	In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The table below shows the evolution of accesses by segment:

	YoY variation		% Over Total Accesses
Accesses 2015	% Reported YoY	% Organic YoY (1)	2014	2015
Spain	1.9%	(1.6%)	12.1%	12.1%
United Kingdom	2.3%	—	7.3%	7.3%
Germany	1.5%	—	14.0%	13.9%
Brazil	1.4%	(6.4%)	28.0%	27.9%
Hispanoamérica	2.3%	—	38.6%	38.7%
Others	16.6%	—	0.1%	0.1%

(1)	In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 272.1 million at December 31, 2015, down 0.9% compared to December 31, 2014, affected mainly by the decrease in prepay accesses (due to the disconnection of prepay accesses in Brazil (11.5 million accesses in 2015 and 1.6 million accesses in 2014)). Contract accesses, however, were up 5.6% year-on-year, continuing to increase their weight over total mobile accesses up to 38.3% (+2.3 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 48.3% year-on-year), totaling 126.2 million accesses as of December 31, 2015 and reaching a penetration rate over total accesses of 49.5% (+14.3 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.0 million at December 31, 2015, up 18.7% year-on-year (of which 16.6 p.p. was due to the inclusion of accesses from GVT in the 2015). Fiber accesses stood at 6.1 million at December 31, 2015.

TV accesses totaled 8.3 million up 63% year-on-year (of which 28 p.p. was due to the inclusion of accesses from DTS and 17 p.p. was due to the inclusion of accesses from GVT in the 2015 access base).

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

	Year ended December, 31				Percent Change
	2014 (*)		2015(*)		2015 vs 2014
Consolidated Results Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	50,377	100.0%	54,916	100.0%	4,539	9.0%
Other income	1,707	3.4%	2,011	3.7%	304	17.8%
Supplies	(15,182)	(30.1%)	(16,547)	(30.1%)	(1,365)	9.0%
Personnel expenses	(7,098)	(14.1%)	(10,349)	(18.9%)	(3,251)	45.8%
Other expenses	(14,289)	(28.4%)	(16,802)	(30.6%)	(2,513)	17.6%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,515	30.8%	13,229	24.1%	(2,286)	(14.7%)
Depreciation and amortization	(8,548)	(17.0%)	(9,704)	(17.7%)	(1,156)	13.5%
OPERATING INCOME	6,967	13.8%	3,525	6.4%	(3,442)	(49.4%)
Share of loss of investments accounted for by the equity method	(510)	(1.0%)	(10)	(0.0%)	500	(97.9%)
Net financial expense	(2,822)	(5.6%)	(2,609)	(4.8%)	213	(7.5%)

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PROFIT BEFORE TAX	3,635	7.2%	906	1.7%	(2,729)	(75.1%)
Corporate income tax	(383)	(0.8%)	(155)	(0.3%)	228	(59.6%)
PROFIT FOR THE YEAR	3,252	6.5%	751	1.4%	(2,501)	(76.9%)
Attributable to equity holders of the Parent	3,001	6.0%	616	1.1%	(2,385)	(79.5%)
Attributable to non-controlling interest	251	0.5%	135	0.3%	(116)	46.2%

(*) Amended data in order to cease to present Telefónica United Kingdom as discontinued operations.

Adjustments made to calculate organic variations

As previously, mentioned year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis (see Consolidated Results 2016/2015- Adjustments for the calculation of organic variations)

The adjustments made to calculate 2015/2014 organic variations are the following:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rates of 2014 for both years.

Foreign exchange rates had a negative impact on our reported 2015 results, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Brazilian real and, to a lesser extent, the Venezuelan bolívar.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The main changes in our consolidation perimeter in such years related to the consolidation of GVT in Telefónica Brazil since May 2015, the consolidation of DTS in Telefónica Spain since May 2015, the consolidation of E-Plus in Telefónica Germany since October 2014 and the sale of Telefónica Ireland in July 2014.

In order to exclude the impact of these changes in our perimeter, we have:

•	consolidated GVT’s results from May 1 to December 31, 2014 in our 2014 results;

•	consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results;

•	consolidated E-Plus’s results from January 1 to September 30, 2014 in our 2014 results; and

•	excluded Telefónica Ireland’s results from January 1 to June 30, 2014 from our 2014 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs, mainly those related to the 1st Collective Agreement of Related Companies in Telefónica Spain, restructuring processes relating to Telefónica Germany, Telefónica United Kingdom and Telefónica Brazil and the Group’s simplification program.

In 2015, these restructuring costs totaled 3,217 million euros and were aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica. These costs were distributed by segment as follows (impacts on OIBDA): Telefónica Spain (2,896 million euros), Telefónica Germany (74 million euros), Telefónica Hispanoamérica (38 million euros), Telefónica Brazil (7 million euros), Telefónica United Kingdom (4 million euros) and other companies (197 million euros).

In 2014, these restructuring costs totaled 658 million euros and were attributable to the simplification initiatives that the Group has implemented to meet its targets. These costs were mainly distributed by segment as follows (impacts on OIBDA): Telefónica Germany (414 million euros), Telefónica Brazil (68 million euros), Telefónica Hispanoamérica (99 million euros, mainly in Peru) and other companies (77 million euros).

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years.

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2016 Consolidated Financial Statements

In 2015 the results from the sale of towers totaled 65 million euros, distributed as follows: Telefónica Spain (38 million euros), Telefónica Brazil (10 million euros) and Telefónica Hispanoamérica (18 million euros, mainly in Chile). In 2014 the results from the sale of towers totaled 196 million euros in OIBDA, mainly in Telefónica Spain (191 million euros).

•	Irrevocable commitment with Fundación Telefónica:

In 2015 we have excluded the expense (325 million euros) resulting from Telefónica, S.A.’s irrevocable commitment to make a donation to Fundación Telefónica in order to provide this entity with the financing required so that it can carry out its existing or new social programs and non-profit activities in the short and medium term.

•	Adjustments to the final purchase price of E-Plus:

In 2015 we have excluded the positive result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015 and 2014.

In 2015, these acquisitions totaled 1,585 million euros, 1,198 million euros corresponding to Telefónica Germany, 49 million euros corresponding to Telefónica Spain and 338 million euros corresponding to Telefónica Hispanoamérica (mainly Argentina and Ecuador).

In 2014 these acquisitions totaled 1,294 million euros, 889 million euros corresponding to Telefónica Brazil and 405 million euros corresponding to Telefónica Hispanoamérica with the following distribution by country or region:

•	Telefónica Argentina (168 million euros);

•	Telefónica Colombia (111 million euros); and

•	Telefónica Venezuela and Central America (126 million euros).

•	Real Estate Efficiency Plan:

In 2014 we have excluded the impact of certain urban assets qualification changes in Telefónica Spain and also the investment in Telefónica’s Barcelona head office, which had an impact on capital expenditures (Capex) of 78 million euros.

•	Other adjustments:

We have excluded the partial adjustment of the goodwill generated in the acquisition of Telefónica Digitial Inc. amounting to 104 million euros y the impact of the impairment resulting from the deterioration in certain minority participations, totaling 23 million euros in 2015. We have also excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution channel.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2015	% Reported YoY	% Organic YoY
Revenues	9.0%	3.5%
Other income	17.8%	15.3%
Supplies	9.0%	0.3%
Personnel expenses	45.8%	4.0%
Other expenses	17.6%	8.1%
OIBDA	(14.7%)	3.2%
Operating income (OI)	(49.4%)	4.0%
CapEx	10.7%	4.9%
OpCF (OIBDA-CapEx)	(54.4%)	1.3%

Telefónica, S.A.    213

2016 Consolidated Financial Statements

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

Telefónica, S.A.    214

2016 Consolidated Financial Statements

	Contribution to reported growth (percentage points)
TELEFÓNICA 2015	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Commitment with Fundación	Adjustments to the final purchase price of E-Plus	Spectrum acquisition	Real Estate Efficiency Plan	Other adjustments
Revenues	(2.3)	7.6	—	—	—	—	—	—	—
Other income	(2.7)	7.5	—	(7.7)	—	6.1	—	—	—
Supplies	0.3	8.4	—	—	—	—	—	—	—
Personnel expenses	(1.5)	7.1	36.3	—	—	—	—	—	—
Other expenses	(4.4)	9.9	(0.1)	—	2.3	—	—	—	1.1
OIBDA	(3.2)	4.8	(16.5)	(0.8)	(2.1)	0.7	—	—	(1.0)
Operating Income (OI)	(5.3)	(4.2)	(36.7)	(1.9)	(4.7)	1.5	—	—	(2.3)
CapEx	(3.7)	7.9	—	—	—	—	2.8	(0.8)	—
OpCF (OIBDA-CapEx)	(2.4)	—	(42.2)	(2.1)	(5.4)	1.7	(4.4)	1.3	(2.6)

Results Discussion

Revenues totaled 54,916 million euros in 2015, increasing 9.0% compared to 2014 in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 7.6 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.3 p.p.). In organic terms, revenues increased 3.5% due to higher connectivity revenues, mainly in the mobile business as a consequence of the strong data revenue growth. The growing focus on our key markets was reflected in the revenue mix with Telefónica Spain, Telefónica Brazil and Telefónica Germany accounting for 57.1% of the revenues, increasing local scale and keeping at the same time the Group’s differential diversification and global scale.

The structure of revenues reflects Telefónica’s business diversification. Despite the adverse impact of exchange rates and hyperinflation in Venezuela, the segment with the largest contribution to our revenues in 2015 was Telefónica Hispanoamérica, representing 26.2% (+0.1 p.p. compared to 2014), followed by Telefónica Spain, representing 22.6% (-1.3 p.p. compared to 2014), Telefónica Brazil, representing 20.1% (-2.2 p.p. compared to 2014), Telefónica Germany, which increased its contribution with respect to 2014 to 14.4% (+3.4 p.p. year-on-year), and Telefónica United Kingdom representing 14.3% (+0.3 p.p. compared to 2014).

Mobile business revenues totaled 35,540 million euros in 2015 (of which 30,289 million euros corresponded to service revenues and 4,984 million euros corresponded to handset revenues) up 8.2% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 6.1 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-1.6 p.p.). Excluding these impacts, year-on-year growth was 3.5% due to higher mobile revenues in Telefónica Hispanoamérica and Telefónica Brazil as a result mainly of the increase in the customer base and data adoption.

Mobile service revenues totaled 30,289 million euros in 2015, up 6.6% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 6.0 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.2 p.p.). Excluding these impacts, year-on-year growth was 2.6% due mainly to the higher customer base and higher data consumption.

Mobile data revenues totaled 13,869 million euros in 2015, up 18.9% in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 7.9 p.p. of the year-on-year increase) and the higher consumption of data of our customers, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.2 p.p.). Excluding these impacts, mobile data revenues increased by 12.2% due mainly to the increased revenues of non-SMS data (up 20.4%) and higher use of data per customer. Mobile data revenues accounted for 45.5% of mobile service revenues in 2015, up 4.8 p.p. compared to 2014 in reported terms.

Fixed revenues totaled 17,854 million euros in 2015, up 9.5% year-on-year in reported terms. This increase was mainly attributable to the consolidation of GVT and DTS (which accounted for +10.9 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.9 p.p.).

Telefónica, S.A.    215

2016 Consolidated Financial Statements

Excluding these impacts, fixed revenues increased 2.2%. This increase was mainly due to higher broad band connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.

Other income in 2015 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of towers by Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica.

In 2015, other income totaled 2,011 million euros, up 17.8% year-on-year in reported terms. In 2015, other income was positively affected by the consolidation of E-Plus, GVT and DTS, the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil, the spectrum swap with AT&T in Telefónica Mexico carried out in December 2015 (79 million euros), the sale of real estate in Telefónica Spain (78 million euros) and the result from the sale of towers amounting to 65 million euros.

In 2014, the sale of towers had a positive impact of 196 million euros. Other income also included an extraordinary sale of real estate in Telefónica Spain (63 million euros).

Total expenses (which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses), were 43,698 million euros in 2015, up year-on-year 19.5% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 8.7 p.p. of the year-on-year increase) and higher restructuring costs amounting to 3,217 million euros (which accounted for 7.0 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-1.9 p.p.). The costs are explained in detail below:

•	Supplies amounted to 16,547 million euros in 2015, up 9.0% year-on-year in reported terms mainly as a result of the consolidation of E-Plus, GVT and DTS (which accounted for 8.4 p.p. of the year-on-year increase). In organic terms, supplies expenses grew by 0.3% year-on-year, due to increased commercial activity in high-end devices and higher TV content costs, which more than offset the decrease in mobile interconnection costs.

•	Personnel expenses amounted to 10,349 million euros in 2015, up 45.8% in reported terms year-on-year compared to 2014. This increase was mainly attributable to higher restructuring costs of 3,146 million euros (which accounted for +36.3 p.p. of the year-on-year increase), the consolidation of E-Plus, GVT and DTS (which accounted for 7.1 p.p. of the year-on-year increase), and was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-1.5 p.p.). In organic terms, personnel costs increased 4.0% year-on-year mainly affected by inflationary pressures in some Latin American countries.

The average headcount was 133,569 employees in 2015, up 10.8% compared to 2014 (-2.1% excluding the impact of changes in the scope of consolidation).

•	Other expenses amounted to 16,802 million euros in 2015, up 17.6% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 9.9 p.p. of the year-on-year increase), the provision of 325 million euros related to the irrevocable agreement between Telefónica, S.A. and Fundación Telefónica for its short-and mid-term financing (+2.3 p.p.) and to a lesser extent, the impairment resulting from the deterioration in certain minority participations, the goodwill value adjustment in Telefónica Digital Inc. (+1.1 p.p.) and the decrease in other expenses related to restructuring processes (-0.1 p.p.), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.4 p.p.). In organic terms, other expenses increased by 8.1% compared to 2014, mainly as a result of increased network costs, higher IT costs and a higher commercial activity. Increased inflation in some Latin American countries offset in part the savings resulting from the simplification measures carried out by the Company.

OIBDA was 13,229 million euros in 2015, down 14.7% in reported terms. This decrease was mainly attributable to the higher restructuring costs (which accounted for 16.5 p.p. of the year-on-year decrease and included a restructuring costs provision of 3,217 million euros), the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.2 p.p.), the provision of 325 million euros related to the agreement between Telefónica S.A. and Fundación Telefónica for its short and mid-term financing (-2.1 p.p.) and, to a lesser extent, the decreased results from the sale of towers (-0.8 p.p.), the provision recorded in connection with the optimization of the distribution channel in Spain of 30 million euros (-0.2 p.p.) and the impairment resulting from the deterioration in certain minority participations (-0.8 p.p.), which was partially offset by the impact of the consolidation of E-Plus, GVT and DTS (+4.8 p.p.) and the adjustments made to the final acquisition price of E-Plus (+0.7 p.p.).

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2016 Consolidated Financial Statements

In organic terms, OIBDA grew 3.2% due to the positive evolution of Telefónica Germany (+20.9% year-on-year), reflecting increased synergies, the better performance of Telefónica Brazil (+2.9% year-on-year) and the results from Telefónica Hispanoamérica (+7.2% year-on-year).

OIBDA margin stood at 24.1% in 2015, down 6.7 p.p. compared to 2014 in reported terms due mainly to the restructuring costs provision of 3,217 million euros in 2015.

By segments, Telefónica Hispanoamérica was the main contributor to Group OIBDA with 32.9% (+6.7 p.p. compared to 2014), Telefónica Brazil contributed 27.0% (+4.2 p.p. compared to 2014), Telefónica Germany contributed 14.0% (+9.3 p.p. compared to 2014) and Telefónica United kingdom contributed 14.6% (+3.3 p.p. compared to 2014). Telefónica Spain contributed 17.7% to Group OIBDA, down 18.9 p.p. compared to 2014, mainly as a result of the restructuring cost provision of 2,896 million euros in 2015.

Depreciation and amortization amounted to 9,704 million euros in 2015, up 13.5% year-on-year in reported terms, mainly due to the consolidation of E-Plus, GVT and DTS. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 894 million euros in 2015, up 26.3% year-on-year.

Operating income (OI) in 2015 totaled 3,525 million euros, down 49.4% compared to 2014 for the reasons set forth above for OIBDA. In organic terms, operating income grew 4.0% year-on-year as a result of higher revenues and costs savings.

The share of loss of investments accounted for by the equity method for 2015 was a loss of 10 million euros (compared to a loss of 510 million euros in 2014). The loss recorded in 2014 was mainly due to the valuation adjustment of Telco, S.p.A. at Telecom Italia, S.p.A. amounting to 464 million euros.

Net financial expense amounted to 2,609 million euros in 2015, 7.5% lower than the previous year. Excluding exchange rate differences, costs improved by 21.2% (536 million euros) to 1,993 million euros. Negative foreign exchange differences amounted to 616 million euros (excluding monetary correction), primarily due to adoption of the SIMADI exchange rate for the Venezuelan bolivar. The lower cost of debt in euros explains 146 million euros of this improvement, due to lower fixed rate debt and capture of the reduction in short-term rates. The divestment of the entire holding in Telecom Italia, S.p.A. generated a positive variation of 404 million euros. Other effects resulted in losses of 13 million euros. These included the monetary correction for inflation in Venezuela, net of higher expenses in Latin America currencies, costs for updating contingencies, and other gains and losses on equities. The effective cost of debt over 2015, excluding exchange rate differences and the positive impact of the divestment of Telecom Italia, S.p.A., stood at 4.82%, down 52 basis points year-on-year.

Corporate income tax totaled 155 million euros in 2015, compared to 383 million euros in 2014, mainly due to the temporary difference recorded related to a restructuring provision the activation of tax credit in Spain. Considering a pre-tax income of 906 million euros, the effective tax rate was 17.1% in 2015, 6.5 p.p. higher than in 2014.

Profit attributable to non-controlling interest reduced the profit for the year attributable to equity holder of the parent by 135 million euros, 116 million euros less than in 2014, mainly due to the lower profit attributable to minority interests in Telefónica Brazil and Colombia Telecomunicaciones.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2015 was 616 million euros, down by 79.5% year on year compared to 2014.

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2016 Consolidated Financial Statements

2015/2014 Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2014	2015	% Reported YoY	% Organic YoY (1)
Fixed telephony accesses (2)	10,447.8	10,005.6	(4.2%)	(4.2%)
Internet and data accesses	5,928.7	6,000.0	1.2%	1.2%
Broadband (3)	5,885.9	5,962.0	1.3%	1.3%
Fiber	1,316.8	2,223.0	68.8%	68.8%
Mobile accesses	17,575.4	17,258.5	(1.8%)	(1.8%)
Prepay	3,328.1	2,777.1	(16.6%)	(16.6%)
Contract	14,247.3	14,481.4	1.6%	1.6%
M2M	1,612.4	1,778.8	10.3%	10.3%
Pay TV	1,884.7	3,671.5	94.8%	10.5%
Final Clients Accesses	35,836.7	36,935.6	3.1%	(0.9%)
Wholesale Accesses	5,366.0	5,037.7	(6.1%)	(6.1%)

Total Accesses	41,202.7	41,973.3	1.9%	(1.6%)

Notes:

(1)	In order to calculate organic changes, we have added the accesses of DTS as of December 31, 2014 to our accesses as of such date.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(3)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year:

TELEFÓNICA SPAIN 2015	% Reported YoY	% Organic YoY (1)	DTS
Pay TV	94.8%	10.5%	76.3	p.p.
Final Clients Accesses	3.1%	(0.9%)	4.0	p.p.
Total Accesses	1.9%	(1.6%)	3.5	p.p.

(1)	In order to calculate organic changes, we have added the accesses of DTS as of December 31, 2014 to our accesses as of such date.

In 2015 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015 as well as the promotion that included all “TV Premium Extra” content from 9.90 euros/month, launched in August 2015. This promotion was subscribed by almost 700 thousand customers, reflecting the attractiveness of the offer (new TV contents and ultra-speed fiber in an economic environment where private consumption continues to improve).

Churn evolution has been positive in 2015, especially taking into account the elimination of “Fusión” long-term contracts on August 1, 2015. This fact, together with the good evolution in adds since the launching of “Movistar Fusión+” has resulted in a positive performance of commercial activity. In 2015, broadband net adds duplicated year-on-year, fiber net adds grew by 25.3%, mobile contract net adds resumed growth (+0.2 million customers) and in fixed telephony the net loss of accesses decreased by 31.1% year-on-year.

The results of Telefónica Spain in 2015 showed a lower decrease in revenues compared to the year-on-year results of 2014-2013, as a result of the transformation strategy implemented in recent years which relies on a high value offer based on the differentiated assets of Telefónica Spain, a more rational market in competition terms and a more favorable macroeconomic context, with improvement in private consumption.

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2016 Consolidated Financial Statements

Telefónica Spain had 42.0 million accesses at the end of December 2015, up 1.9% year-on-year, after the consolidation of the DTS satellite TV accesses (0.9 million accesses at December 2015). The organic variation was down by 1.6%, explained by the decrease in mobile accesses and fixed telephony accesses, although it is important to highlight that retail accesses grew by 3.1% year-on-year.

“Movistar Fusión”, with a customer base of 4.2 million with 1.5 million additional wireless lines to the base offer as of December 31, 2015, maintained a solid year-on-year growth (+13% and +8% respectively compared to December 2014) and contributed 81% of the fixed retail broadband customer base and 63% of the wireless contract customer base. There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 31.8% of the customer base already using 100 Mb or 300 Mb ultra-fast broadband (+10.9 p.p. year-on-year) and 62.4% of the customer base with Pay-TV as of December 31, 2015 (+17.7 p.p. year-on-year).

Fixed accesses decreased 4.2% year-on-year, with a net loss of 442 thousand accesses in the year 2015. This decrease was mainly due to a lower fixed access market growth.

Retail broadband accesses totaled 6.0 million and grew 1.3% year-on-year, with net adds of 76 thousand accesses, due to the good evolution of fiber adds (+37.1% year-on-year) and lower churn (1.4% in 2015, -0.1 p.p. year-on-year).

Fiber accesses posted a new record in terms of net adds (0.9 million new accesses in 2015), reaching 2.2 million customers (1.7 times compared to December 31, 2014), representing 37.3% of total broadband customers (+14.9 p.p. year-on-year). Two thirds of fiber accesses are benefiting from the new speeds (30 and 300 Mb) launched in May 2015.

Ultra-speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 12 euros, including VAT) reached 1.5 million accesses (68.6% of total fiber accesses), after the new record of 0.5 million accesses in 2015, triggered by the higher level of adds (+25.9% year-on-year) and contained churn (0.9%, +0.1 p.p. year-on-year).

At December 31, 2015 our fiber deployment reached 14.3 million premises, 4 million more than at December 31, 2014.

Total mobile accesses stood at 17.3 million, down 1.8% compared with year-end 2014 as a result of the decrease in prepay accesses. The contract access base accelerated its growth during 2015, growing by 1.6% year-on-year. The positive evolution of contract portability (-162 thousand customers at December 31, 2015, compared to -508 thousand customers at December 31, 2014), resulted in a positive contract net adds base (excluding M2M) (+68 thousand customers at December 31, 2015, compared to -113 thousand customers at December 31, 2014). Smartphone penetration stood at 66.3% of the mobile voice base (+5.7 p.p. compared to year-end 2014) and significantly boosted data traffic growth to 86.8% year-on-year in 2015 due to the higher number of customers with the renewed portfolio containing superior data packages.

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 75% of the population at the end of 2015, up 17 p.p. compared to December 31, 2014, due to the deployment of the 800 MHz. As a result, the LTE customer base reached 3.3 million customers at December 31, 2015, doubling the customer base at December 31, 2014, while the penetration reached 21% (+10 p.p. year-on-year).

Pay-TV accesses reached 3.7 million, up by 94.8% in reported terms compared to December 31, 2014 as a result of the acquisition of DTS (+10.5% in organic terms), including 926 thousand satellite TV accesses from DTS.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica Spain’s results over the past two years:

Millions of euros TELEFÓNICA SPAIN	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	12,023	12,402	3.2%		(2.1%)
Mobile Business	4,556	4,337	(4.8%)		(4.8%)
Mobile service revenues	3,888	3,677	(5.4%)		(5.4%)
Fixed Business	8,543	9,359	9.6%		1.9%
Other income	635	516	(18.7%)		7.0%
Supplies	(2,592)	(2,996)	15.6%		(2.7%)
Personnel expenses	(2,139)	(5,173)	141.8%		4.0%
Other expenses	(2,256)	(2,413)	7.0%		(0.2%)
OIBDA	5,671	2,336	(58.8%)		(4.3%)
OIBDA Margin	47.2%	18.8%	(28.3	p.p.)	(1.0	p.p.)
Depreciation and amortization	(1,805)	(1,898)	5.2%		2.4%
Operating Income (OI)	3,866	438	(88.7%)		(7.8%)
CapEx	1,732	1,827	5.5%		4.5%
OpCF (OIBDA-CapEx)	3,939	509	(87.1%)		(8.3%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Spain consolidation perimeter in such years is related to the consolidation of DTS in Telefónica Spain since May 1, 2015. In order to exclude the impact of such change in our perimeter, we have consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results.

•	Restructuring costs:

We have excluded the impact of the 2,896 million euros of restructuring costs in 2015, mainly those related to the Voluntary Suspension Plan in Spain. The restructuring process is aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica.

No restructuring costs were excluded from our 2014 results to calculate organic variations.

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years. In 2015, the results from the sale of towers totaled 38 million euros. In 2014, the results from the sale of towers totaled 191 million euros.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015, which totaled 49 million euros.

•	Real Estate Efficiency Plan:

We have excluded the impact of certain urban assets qualification changes in Telefónica Spain in 2014, totaling 49 million euros.

•	Spain distribution channel:

We have excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution network.

Telefónica, S.A.    220

2016 Consolidated Financial Statements

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2015	% Reported YoY	% Organic YoY	Perimeter change (DTS)	Restructuring costs	Towers sales	Spectrum acquisition	Real Estate Efficiency Plan	Spain distribution channel
Revenues	3.2%	(2.1%)	5.4	—	—	—	—	—
Other income	(18.7%)	7.0%	0.9	—	(24.5)	—	—	—
Supplies	15.6%	(2.7%)	18.7	—	—	—	—	—
Personnel expenses	141.8%	4.0%	2.4	135.4	—	—	—	—
Other expenses	7.0%	(0.2%)	5.9	—	(0.1)	—	—	1,3
OIBDA	(58.8%)	(4.3%)	(0.4)	(51.1)	(2.7)	—	—	(0.5)
CapEx	5.5%	4.5%	1.1	—	—	2.8	(2.8)	—
OpCF (OIBDA-CapEx)	(87.1%)	(8.3%)	(1.0)	(73.5)	(3.9)	(1.2)	1.3	(0.8)

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2016 Consolidated Financial Statements

Results Discussion

Revenues in Telefónica Spain in 2015 were 12,402 million euros, up 3.2% year-on-year in reported terms mainly as a result of the consolidation of DTS since May 1, 2015 (which accounted for +5.4 p.p. of the year-on-year increase). In organic terms, revenues were down by 2.1% due to lower mobile service revenues in the mobile business and lower access and voice revenues in the fixed business.

We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer, by which we mean the offer of more than a single service for a single price. However, we continue to report revenue separately for information purposes. Fixed business revenues were up by 9.6% year-on-year in 2015, due to the consolidation of DTS, the repositioning of tariffs, higher retail broadband revenues and new services, mainly related to TV and IT services. Excluding the impact of DTS, fixed revenues increased by 1.9%. Mobile business revenues fell 4.8% year-on-year in 2015 due to the decline in mobile accesses and the 3.6% drop in ARPU.

Mobile ARPU was 15.3 euros in 2015, down by 3.6% year-on-year. Mobile ARPU is becoming less representative of the Group’s business performance, owing to its high dependence on the allocation of revenue in convergent offers.

TELEFÓNICA SPAIN	2014	2015	% YoY
Voice Traffic (millions of minutes)	35,600	36,368	2.2%
ARPU (EUR)	15.9	15.3	(3.6%)
Prepay	6.2	5.7	(8.2%)
Contract (1)	20.6	19.5	(5.3%)
Data ARPU (EUR)	7.0	7.8	11.0%
% non-SMS over data revenues	95.0%	95.5%	0.5	p.p.

Notes:

(1)	Excludes M2M.

OIBDA amounted to 2,336 million euros in 2015, down 58.8% year-on-year in reported terms, mainly due to provisions recorded in 2015 totaling 2,926 million euros (relating to restructuring cost accounted for 51.1 p.p. of the year-on-year decrease and 0.5 p.p. of the year-on-year decrease in distribution channel restructuring) and, to a lesser extent, the lower proceeds (38 million euros in 2015 compared to 191 million euros in 2014) from the sale of towers (-2.7 p.p.). This decrease was partially offset by the sale of real estate assets amounting to 73 million euros (net of costs).

In organic terms OIBDA decreased 4.3% year-on-year, mainly due to the lower revenues, higher personnel costs and higher content costs. The higher personnel costs, up by 4.0% year-on-year in organic terms, were primarily due to the resumption of the Company’s contribution to its pension plan in July 2014, and to a lesser extent, the acquisition of DTS. Telefónica Spain had 32,171 employees at the end of December 2015, up 7.2% year-on-year, due mainly to the acquisition of DTS.

OIBDA margin was 18.8% in 2015, down 28.3 p.p. year-on-year.

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2016 Consolidated Financial Statements

TELEFÓNICA UNITED KINGDOM

As explained above, the consolidated income statement for the year ended December 31, 2015 has been amended to retroactively show the reclassification of Telefónica United Kingdom´s results as continuing operations. Therefore, the results below differ from the results previously published for such period. The segmented financial information shown below has been amended for 2015 as discussed above.

The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2014	2015	% Reported YoY
Fixed telephony accesses (1)	228.0	247.1	8.4%
Internet and data accesses	19.2	21.0	9.4%
Broadband	19.2	21.0	9.4%
Mobile accesses	24,479.1	25,018.8	2.2%
Prepay	10,761.2	10,561.4	(1.9%)
Contract	13,717.9	14,457.4	5.4%
M2M	2,192.0	2,383.9	8.8%
Final Clients Accesses	24,726.4	25,286.9	2.3%
Total Accesses	24,726.4	25,286.9	2.3%

Notes

(1)	Includes “fixed wireless” and Voice over IP accesses

In 2015, Telefónica United Kingdom maintained market momentum, as a result of O2’s brand recognition, the success of commercial proposal success and customer loyalty. These factors have allowed the company to keep growing in a competitive market.

The total access base grew 2.3% year-on-year and stood at 25.3 million at December 31, 2015, mainly driven by a 2.2% increase in the mobile base.

The contract mobile customer base grew 5.4% year-on-year and reached 14.5 million accesses, with a broadly stable 57.8% share over the total mobile base. Net adds reached 539 thousand accesses due to the solid contribution of postpay accesses. Smartphone penetration reached 60% of the total mobile accesses base, up 15.4 p.p. year-on-year, driven by the continued growth of LTE customers (+85.8% year-on-year reaching 7.6 million at December 31, 2015). LTE penetration reached 35% of the total mobile access base.

The prepay access base decreased 1.9% year-on-year to 10.6 million at December 31, 2015.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica United Kingdom´s results over the past two years:

Millions of euros TELEFÓNICA UNITED KINGDOM	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	7,062	7,837	11.0%		(0.1%)
Mobile service revenues	5,397	5,778	7.1%		(3.6%)
Other income	184	170	(7.5%)		(16.7%)
Supplies	(3,520)	(3,769)	7.1%		(3.6%)
Personnel expenses	(460)	(549)	19.5%		6.8%
Other expenses	(1,522)	(1,760)	15.7%		4.1%
OIBDA	1,744	1,929	10.6%		(0.2%)
OIBDA Margin	24.7%	24.6%	(0.1	p.p.)	(0.0	p.p.)
Depreciation and amortization	(1,121)	(1,196)	6.7%		(3.9%)
Operating Income (OI)	623	733	17.6%		6.5%
CapEx	755	883	17.0%		5.3%
OpCF (OIBDA-CapEx)	989	1,046	5.7%		(4.4%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

To calculate the organic growth for 2015 of Telefónica United Kingdom, we have made the following adjustments:

•	Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates for 2014 and 2015. In particular, we have used the average foreign exchange rates of 2014 for both years.

•	Restructuring costs: we have excluded the impact from 2015 of restructuring costs, associated with certain simplification processes implemented in Telefónica United Kingdom amounting to 4 million euros. There were not restructuring costs in Telefónica United Kingdom results in 2014.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

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2016 Consolidated Financial Statements

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2015	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
Revenues	11.0%	(0.1%)	11.0	—
Other income	(7.5%)	(16.7%)	9.2	—
Supplies	7.1%	(3.6%)	10.7	—
Personnel expenses	19.5%	6.8%	11.8	0.8
Other expenses	15.7%	4.1%	11.5	—
OIBDA	10.6%	(0.2%)	11	(0.2)
CapEx	17.0%	5.3%	11.6	—
OpCF (OIBDA-CapEx)	5.7%	(4.4%)	10.5	(0.4)

Results Discussion

Total revenues were 7,837 million euros in 2015, up 11.0% year-on-year in reported terms due mainly to the appreciation of the pound sterling (which accounted for 11 p.p. of the year-on-year increase). In organic terms, revenues decreased by 0.1% year-on-year due mainly to lower handset sales, down by 13.9%.

•	Mobile service revenues totaled 5,778 million euros in 2015, up 7.1% year-on-year in reported terms due mainly to the appreciation of the pound sterling (which accounted for 10.7 p.p. of the year-on-year increase). Excluding this impact, mobile service revenues decreased by 3.6% due to the “Refresh” commercial model as well as the low interconnection fares. Under the Refresh commercial model, certain revenues related to handset are not considered as mobile service revenues, but as handset revenues.

Mobile ARPU increased by 2.9% year-on-year in reported terms due mainly to the appreciation of the pound sterling. In organic terms, ARPU went down by 7.3% adversely affected by the “Refresh” commercial model, as well as a decrease in data ARPU of 5.7%. Revenues under the “Refresh” commercial model, are not considered as service revenues but as handset revenues, therefore, smartphone sales are not reflected in ARPU.

TELEFÓNICA UNITED KINGDOM	2014	2015	%YoY		% Organic YoY
Voice Traffic (millions of minutes)	49,096	50,231	2.3%		2.3%
ARPU (EUR)	18.8	19.4	2.9%		(7.3%)
Prepay	7.3	7.7	4.4%		(6.0%)
Contract (1)	33.1	33.5	1.4%		(8.7%)
Data ARPU (EUR)	10.8	11.3	4.7%		(5.7%)
% non-SMS over data revenues	57.9%	59.4%	1.5	p.p.	(1.5	p.p.)

Notes:

(1)	Excludes M2M.

OIBDA totaled 1,929 million euros in 2015, up 10.6% year-on-year in reported terms, as a result mainly of the apreciation of the pound sterling. In organic terms, OIBDA decreased by 0.2% year-on-year due to lower service revenues, which was partially offset by expense restraint.

The OIBDA margin stood at 24.6% in reported terms for 2015, down 0.1 p.p. compared to 2014.

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2016 Consolidated Financial Statements

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2014	2015	% Reported YoY
Fixed telephony accesses (1)	2,036.4	1,997.8	(1.9%)
Internet and data accesses	2,387.0	2,330.6	(2.4%)
Broadband	2,143.8	2,098.0	(2.1%)
Mobile accesses	42,124.9	43,062.8	2.2%
Prepay	23,350.7	23,979.4	2.7%
Contract (2)	18,774.1	19,083.4	1.6%
M2M	414.0	632.0	52.7%
Final Clients Accesses	46,548.3	47,391.2	1.8%
Wholesale Accesses	1,113.3	972.0	(12.7%)

Total Accesses	47,661.5	48,363.2	1.5%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	In the fourth quarter of 2014, 428 thousand E-Plus accesses were excluded before integration, due to the criteria harmonization.

In 2015, Telefónica Germany maintained market momentum, increasing slightly its estimated mobile service revenue market share.

The total access base grew 1.5% year-on-year and stood at 48.4 million at December 31, 2015, mainly driven by a 2.2% increase in the mobile base (which reached 43.1 million).

The contract mobile customer base grew 1.6% year-on-year and reached 19.1 million accesses, with a broadly stable 44.3% share over the total mobile base. Net adds reached 309 thousand accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 54.2% of the total mobile access base, up 5.5 p.p. year-on-year driven by the continued growth of LTE customers (+154.5% year-on-year reaching 7.9 million at December 31, 2015). LTE penetration reached 18.6% of the total mobile access base.

The prepay access base increased 2.7% year-on-year to 24.0 million. Prepay posted 629 thousand net additions in 2015, 32.5% more than in 2014 due to the strong contribution from wholesale agreements (second brands). The retail broadband access loss trend continued to improve, with 46 thousand net loss in 2015, more than halving the number of 2014. VDSL was once again the main growth engine of fixed performance with 260 thousand net additions (+55% year-on-year) in 2015.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros TELEFÓNICA GERMANY	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	5,522	7,888	42.9%		1.2%
Mobile Business	4,375	6,832	56.2%		2.8%
Mobile service revenues	3,580	5,532	54.5%		0.1%
Fixed Business	1,138	1,043	(8.3%)		(8.3%)
Other income	106	265	150.4%		14.7%
Supplies	(2,144)	(2,712)	26.5%		(3.4%)
Personnel expenses	(828)	(655)	(20.9%)		(10.1%)
Other expenses	(1,923)	(2,928)	52.2%		(1.1%)
OIBDA	733	1,858	153.7%		20.9%
OIBDA Margin	13.3%	23.6%	10.3	p.p.	3.8	p.p.
Depreciation and amortization	(1,426)	(2,128)	49.3%		(3.8%)
Operating Income (OI)	(693)	(270)	(61.0%)		(57.2%)
CapEx	849	2,230	162.8	%.	(11.1%)
OpCF (OIBDA-CapEx)	(116)	(372)	n.m.		126.2%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Changes in the scope of consolidation: We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Germany consolidation perimeter in such years related to the consolidation of E-Plus in Telefónica Germany since October 1, 2014. In order to exclude the impact of this change in our perimeter, we have consolidated E-Plus’s results from January 1 to September 30, 2014 in our 2014 results.

•	Restructuring costs: We have excluded the impact of restructuring costs associated with certain simplification processes implemented in Germany. In 2015, restructuring costs had a 74 million euros impact on OIBDA. In 2014, restructuring costs had a 414 million euros impact on OIBDA.

•	Spectrum acquisition: We have excluded the impact of spectrum acquisitions in 2015, amounting to 1,198 million euros. There were no spectrum acquisitions in 2014.

•	Adjustments to the final purchase price of E-Plus: In 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA net of costs related to the acquisition).

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

Telefónica, S.A.    227

2016 Consolidated Financial Statements

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2015	% Reported YoY	% Organic YoY	Perimeter change (E-Plus)	Restructuring Costs	Spectrum acquisition	Adjustments to the final purchase Price of E-Plus
Revenues	42.9%	1.2%	41.1	—	—	—
Other income	150.4%	14.7%	32.3	—	—	98.6
Supplies	26.5%	(3.4%)	30.9	—	—	—
Personnel expenses	(20.9%)	(10.1%)	26.9	(39.0)	—	—
Other expenses	52.2%	(1.1%)	54.7	(0.9)	—	0.1
OIBDA	153.7%	20.9%	50.2	46.5	—	13.9
CapEx	162.8%	(11.1%)	36.8	—	141.2	—
OpCF (OIBDA-CapEx)	n.m .	126.2%	(47.1)	(293.2)	1,031.3	(87.7)

Results Discussion

Total revenues were 7,888 million euros in 2015, up 42.9% year-on-year in reported terms due mainly to the consolidation of E-Plus since October 1, 2014 (which accounted for 41.1 p.p. of the year-on-year increase). In organic terms, revenues increased by 1.2% due mainly to higher handset sales arising from Christmas campaigns.

Mobile service revenues totaled 5,532 million euros in 2015, up 54.5% year-on-year in reported terms, due mainly to the consolidation of E-Plus since October 1, 2014 and to a lesser extent, the increasing share of the partner segment (second brands) within the customer base. Telefónica Germany continued to focus on data revenues, which increased by 58.4% and accounted for 51.3% of mobile service revenues in 2015. Non-P2P SMS data revenues amounted to 2,034 million euros (increasing 4.9% year-on-year), accounting for 71.6% of the total data revenues (+0.4 p.p. year-on-year).

Fixed revenues were 1,043 million euros in 2015, down 8.3% year-on-year, due to continued decrease in accesses.

Mobile ARPU was 10.7 euros in 2015, down 8.9% year-on-year, while contract ARPU stood at 17.2 euros down 6.5% year-on-year, as a result of the higher share of wholesale customers in the customer base. Data ARPU was 5.5 euros, down 6.8% year-on-year, mainly as a result of the continued decline of SMS volumes.

TELEFÓNICA GERMANY	2014	2015	% YoY
Voice Traffic (millions of minutes)	41,186	62,696	52.2%
ARPU (EUR)	11.8	10.7	(8.9%)
Prepay	5.4	5.8	8.2%
Contract (1)	18.4	17.2	(6.5%)
Data ARPU (EUR)	5.9	5.5	(6.8%)
% non-SMS over data revenues	71.2%	71.6%	0.4	p.p.

Notes:

(1)	Excludes M2M.

OIBDA totaled 1,858 million euros in 2015, up 153.7% year-on-year in reported terms, as a result mainly of the consolidation of E-Plus (which accounted for 50.2 p.p. of the increase), the lower restructuring costs recorded in 2015 (+46.5 p.p.) and the positive result from the E-Plus preliminary acquisition price and the final acquisition price agreed on with KPN (+13.9 p.p.). In organic terms, OIBDA increased by 20.9% year-on-year, driven by the increased synergies, which mainly affected personnel expenses and supplies.

The OIBDA margin stood at 23.6% in reported terms for 2015, up 10.3 p.p. compared to 2014.

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2016 Consolidated Financial Statements

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2014	2015	% Reported YoY	% Organic YoY (1)
Fixed telephony accesses (2)	10,743.4	14,654.5	36.4%	(1.6%)
Internet and data accesses	4,082.6	7,195.5	76.2%	2.5%
Broadband	3,939.8	7,129.5	81.0%	3.6%
Fiber	374.6	3,779.9	n.m.	14.0%
Mobile accesses	79,932.1	73,261.3	(8.3%)	(8.3%)
Prepay	51,582.4	42,194.4	(18.2%)	(18.2%)
Contract	28,349.7	31,066.9	9.6%	9.6%
M2M	3,506.9	4,234.7	20.8%	20.8%
Pay TV	770.6	1,787.9	132.0%	9.7%
Final Clients Accesses	95,528.6	96,899.3	1.4%	(6.4%)
Wholesale Accesses	25.9	22.3	(14.0%)	(14.0%)

Total Accesses	95,554.5	96,921.5	1.4%	(6.4%)

Notes:

(1)	In order to calculate organic changes, we have added the accesses of GVT as of December 31, 2014 to our accesses as of such date.
(2)	Includes “fixed wireless” and Voice over IP accesses.

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year:

TELEFÓNICA BRAZIL 2015	% Reported YoY	% Organic YoY (1)	GVT
Fixed telephony accesses	36.4%	(1.6%)	38.6 p.p.
Internet and data accesses	76.2%	2.5%	72.0 p.p.
Broadband	81.0%	3.6%	74.6 p.p.
Fiber	n.m .	14.0%	785.0 p.p.
Pay TV	132.0%	9.7%	111.5 p.p.
Final Clients Accesses	1.4%	(6.4%)	8.3 p.p.
Total Accesses	1.4%	(6.4%)	8.3 p.p.

Notes:

(1)	In order to calculate organic changes, we have added the accesses of GVT as of December 31, 2014 to our accesses as of such date.

Telefónica Brazil closed the year 2015 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, Telefónica Brazil kept its leadership in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2015. In the fixed business, the transformation towards fiber and Pay-TV was strengthened by the GVT consolidation in May 2015, adding as of December 31, 2015, 8.5 million customers to the Group.

Revenues and OIBDA evolution were positively supported by the acceleration of mobile data and the good evolution of fixed broadband and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures aimed at offsetting the adverse macroeconomic situation.

However, results in 2015 were adversely affected by the interconnection tariff reduction in the mobile business (-33.0%) and in the retail fixed-mobile tariff (-23.3%) since February 24, 2015.

Telefónica Brazil reached 96.9 million accesses at December 31, 2015, up 1.4% due mainly to the consolidation of GVT. Excluding the impact of such consolidation, accesses were down 6.4%, due to the disconnection of prepay accesses.

In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.4% in the contract segment as of December 31, 2015 (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 29.5% as of December 2015 (source: ANATEL). The commercial offer in the contract segment included a higher data volume, more minutes of voice traffic and innovative products such as “Vivo Bis” (pursuant to which the data not consumed in a month is automatically added to data available for the following month). The contract growth was partially offset by the disconnection of 11.5 million prepay accesses.

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2016 Consolidated Financial Statements

In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 16.6 million premises passed with FTTx at December 31, 2015 and 3.8 million homes connected, and also on increasing Pay-TV accesses (up 10% year-on-year). Fixed telephony accesses stood at 14.7 million in 2015, up 36.4% in reported terms due mainly to the consolidation of GVT. In organic terms, these accesses were down by 1.6% year-on-year. Retail broadband customers totaled 7.1 million customers as of December 31, 2015, up 81.0% year-on-year due mainly to the consolidation of GVT (up 3.6% year-on-year in organic terms due to the increase of fiber accesses). Of the 7.1 million customers at the end of 2015, 53.0% were connected with FTTC. Pay TV customers stood at 1.8 million as of December 31, 2015, up 132.0% in reported terms due mainly to the consolidation of GVT, increasing by 9.7% year-on-year in organic terms due to a higher penetration of high value and IPTV clients. IPTV accesses increased their relevance, representing 9.6% of total Pay-TV accesses.

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2016 Consolidated Financial Statements

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros TELEFÓNICA BRAZIL	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	11,231	11,060	(1.5%)		4.5%
Mobile Business	7,618	6,906	(9.3%)		6.2%
Mobile service revenues	7,228	6,495	(10.1%)		5.3%
Fixed Business	3,613	4,154	15.0%		1.9%
Other income	261	416	59.3%		35.4%
Supplies	(2,680)	(2,568)	(4.2%)		4.4%
Personnel expenses	(976)	(1,042)	6.8%		3.5%
Other expenses	(4,293)	(4,293)	(0.0%)		8.6%
OIBDA	3,543	3,573	0.9%		2.9%
OIBDA Margin	31.5%	32.3%	0.8	p.p.	(0.5	p.p.)
Depreciation and amortization	(1,762)	(1,916)	8.7%		12.9%
Operating Income (OI)	1,781	1,657	(6.9%)		(6.7%)
CapEx	2,933	2,105	(28.2%)		(1.1%)
OpCF (OIBDA-CapEx)	610	1,468	140.8%		9.3%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis. With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Foreign exchange effects: We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rate of 2014 for both years. Foreign exchange rates had a negative impact on our reported 2015 Telefónica Brazil results as a result of the depreciation of the Brazilian real.

•	Changes in the scope of consolidation: We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Brazil consolidation perimeter in such years related to the consolidation of GVT since May 1, 2015. In order to exclude the impact of this change in our perimeter, we have consolidated GVT’s results from May 1 to December 31, 2014 in our 2014 results.

•	Restructuring costs: We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Brazil. In 2015, these restructuring costs totaled 7 million euros. In 2014, these restructuring costs totaled 68 million euros.

•	Spectrum acquisition: We have excluded the impact of spectrum acquisitions in 2014 amounting to 889 million euros (related to a LTE block in the 700 MHz band) while there were no spectrum acquisitions in 2015.

•	Results of tower sales: The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years. The results from the sale of towers totaled 10 million euros and 1 million euros in 2015 and 2014, respectively.

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2016 Consolidated Financial Statements

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2015	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change (GVT)	Restructuring Costs	Spectrum acquisition	Towers sales
Revenues	(1.5%)	4.5%	(16.6)	10.1	—	—	—
Other income	59.3%	35.4%	(26.9)	34.5	—	—	4.1
Supplies	(4.2%)	4.4%	(16.2)	7.2	—	—	—
Personnel expenses	6.8%	3.5%	(18.1)	26.8	(6.2)	—	—
Other expenses	(0.0%)	8.6%	(16.9)	7.6	—	—	—
OIBDA	0.9%	2.9%	(17.0)	12.5	1.7	—	0.3
CapEx	(28.2%)	(1.1%)	(12.1)	15.1	—	(30.3)	—
OpCF (OIBDA-CapEx)	140.8%	9.3%	40.7	0.2	9.9	145.8	1.7

Results Discussion

Revenues totaled 11,060 million euros in 2015, down 1.5% in reported terms, mainly due to the depreciation of the Brazilian real (which accounted for -16.6 p.p. of the evolution) and partially offset by the impact of the consolidation of GVT (+10.1 p.p.). In organic terms, the year-on-year variation was 4.5%, principally due to the good evolution in the mobile business (+6.2% year-on-year) as well as the fixed business (+1.9% year-on-year), which was partially offset by the impact of the regulatory interconnection tariff reduction (-2.7 p.p. of the year-on-year variation).

•	Revenues from the mobile business totaled 6,906 million euros in 2015, down 9.3% in reported terms due mainly to the depreciation of the Brazilian real (which accounted for -15.3 p.p. of the evolution). Excluding this impact, revenues from the mobile business increased by 6.2% due to the positive evolution of service revenues (+5.3% year-on-year) as a result of the good performance of outbound revenues, which increased as a result of an increase in the contract customer base and the higher data penetration. This trend was partially offset by lower inbound revenues affected by lower interconnection tariffs. Handset revenues were up by 5.1% in reported terms, due to higher proportion of contract add and higher smartphones and LTE handset sales.

•	Fixed telephony revenues totaled 4,154 million euros, up by 15.0% in reported terms due mainly to the consolidation of GVT (+31.9 p.p.) and were partially offset by the impact of depreciation of the Brazilian real (which accounted for -19.4 p.p. of the evolution). Excluding these effects, revenues were up by 1.9%, mainly due to the increase in fixed broadband revenues, which were up by 9.3% supported by the increase of fiber and the growth of Pay TV accesses with higher ARPU, in spite of the lower retail fixed-mobile tariff (-2.5 p.p.).

The mobile ARPU decreased 13.2% year-on-year in reported terms due mainly to depreciation of the Brazilian real. In organic terms, it increased 1.6% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates. We believe the high quality of the customer base is reflected in an increase in the outbound ARPU and the 31.5% growth in the data ARPU.

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TELEFÓNICA BRAZIL	2014	2015	% YoY	% Local Currency YoY
Voice Traffic (millions of minutes)	127,412	131,029	2.8%	2.8%
ARPU (EUR)	7.3	6.3	(13.2%)	1.6%
Prepay	3.9	3.2	(18.5%)	(4.7%)
Contract (1)	15.7	13.3	(15.0%)	(0.7%)
Data ARPU (EUR)	2.6	2.9	12.5%	31.5%
% non-SMS over data revenues	77.4%	82.9%	5.5 p.p .	5.5 p.p .

Notes:

(1)	Excludes M2M.

OIBDA stood at 3,573 million euros in 2015, up 0.9% in reported terms due mainly to the consolidation of GVT (which accounted for +12.5 p.p. of the evolution) and, to a lesser extent, the lower restructuring costs incurred in 2015 compared to 2014 (+1.7 p.p.), and the higher results from the sale of towers compared to 2014 (+0.3 p.p.), all of which was partially offset by the negative impact of the depreciation of the Brazilian real (-17.0 p.p.). In organic terms, the year-on-year increase was 2.9% due to revenue growth and cost efficiency offsetting a worse macro scenario with higher inflation, high devaluation and a higher rate of bad debt. Personnel expenses totaled 1,042 million euros in 2015, up 6.8% in reported terms as result mainly of the consolidation of GVT, which was partially offset by the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 3.5% year-on-year due to higher social benefits and the internalization of the work of certain network contractors which more than offset the savings resulting from restructuring plans in 2014. In addition, network costs grew due to higher energy costs and the deployment and improvement of fixed- and mobile networks, legal contingencies and higher content costs. OIBDA was also positively impacted by the expiration of a payment obligation (98 million euros).

The OIBDA margin stood at 32.3% in reported terms for 2015, up 0.8 p.p. compared to 2014.

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TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2014	2015	% Reported YoY
Fixed telephony accesses (1) (2)	13,374.4	12,829.8	(4.1%)
Internet and data accesses	5,433.8	5,667.8	4.3%
Broadband	5,379.4	5,610.4	4.3%
Mobile accesses	110,346.5	113,302.7	2.7%
Prepay (3)	86,698.0	88,332.8	1.9%
Contract	23,648.5	24,969.8	5.6%
M2M	2,062.2	2,296.9	11.4%
Pay TV	2,431.9	2,812.2	15.6%
Final Clients Accesses	131,586.6	134,612.4	2.3%
Wholesale Accesses	16.4	30.9	87.8%

Total Accesses T. Hispanoamérica	131,603.0	134,643.3	2.3%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	Includes 50 thousand “fixed wireless” additional customers in Peru, in the second quarter of 2014.
(3)	In the fourth quarter of 2014, 1.8 millions of inactive customers were disconnected in Central America.

Total accesses in Telefónica Hispanoamérica reached 134.6 million accesses at December 31, 2015 (+2.3% year-on-year).

Mobile accesses totaled 113.3 million (+2.7% year-on-year) due to positive net adds of 3.0 million accesses.

•	There was strong contract segment growth, which expanded by 5.6% year-on-year. Growth was particularly strong in Peru (+12.9% year-on-year), Mexico (+22.3% year-on-year) and Chile (+4.2% year-on-year). Annual net adds reached 1.3 million accesses, primarily due to Peru (+659 thousand net adds) which benefitted from a successful migration strategy (from prepay to contract). Mexico also showed positive net adds (+327 thousand accesses) due to higher commercial activity.

•	In the prepay segment (+1.9% year-on-year), with net adds of 1.6 million customers, growth was driven mainly by Mexico (+2.9 million customers) while Venezuela and Central America closed with 1.2 million net adds, partially compensating the net loss in Chile (-0.9 million customers) and Peru (-0.7 million customers) where we have faced a fierce competition and we have concentrated on high value customers migrating the best prepaid customers to contract and not following competition offers that would damage the quality of our networks due to intense traffic.

•	There was growth in smartphones (+43.7% year-on-year) to 40.2 million accesses as of December 31, 2015, with a penetration over mobile accesses of 36.7% (+10.4 p.p. year-on-year), related mainly to Mexico, Argentina, Peru and Colombia. 4G handsets also continued to grow, reaching 8.3 million accesses as of December 31, 2015 (corresponding to a penetration of 7.4%).

Traditional fixed business accesses stood at 12.8 million at December 31, 2015 (-4.1% year-on-year), with negative net adds of 545 thousand customers, affected by the erosion of traditional fixed business in the region, including Chile (-5.9% year-on-year), Peru (-4.4% year-on-year), Colombia (-2.1% year-on-year) and Argentina (-1.9% year-on-year).

Broadband accesses totaled 5.6 million at December 31, 2015 (+4.3% year-on-year), after reaching net adds of 0.2 million accesses during 2015 due mainly to access growth in Peru (+8.0%), Chile (+5.8%) and Colombia (+4.0%). The penetration of fixed broadband accesses over traditional fixed business accesses was 43.7% at December 31, 2015 (+3.5 p.p. year-on-year). There was progressive migration towards data plans with higher speeds, with 53.4% of broadband accesses having a speed over 4Mb at December 31, 2015 (+4 p.p. year-on-year).

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Pay TV accesses totaled 2.8 million (+15.6% year-on-year), with net adds of 0.4 million accesses as a result of an improvement in all countries in the region that offer the service. Growth was particularly positive in Peru (+26.7% year-on-year), Colombia (+17.5%) and Chile (+7.2%).

The table below shows the evolution of Telefónica Hispanoamérica’s results over the past two years:

Millions of euros TELEFÓNICA HISPANOAMÉRICA	2014	2015	% Reported YoY	% Organic YoY (1)
Revenues	13,155	14,387	9.4%	10.1%
Mobile Business	9,578	10,347	8.0%	10.2%
Mobile service revenues	8,454	9,160	8.4%	10.6%
Fixed Business	3,604	4,070	12.9%	10.0%
Other income	254	347	36.5%	29.6%
Supplies	(3,841)	(4,176)	8.7%	7.2%
Personnel expenses	(1,525)	(1,686)	10.6%	16.0%
Other expenses	(3,975)	(4,516)	13.6%	15.1%
OIBDA	4,068	4,356	7.1%	7.2%
OIBDA Margin	30.9%	30.3%	(0.6 p.p .)	(0.8 p.p .)
Depreciation and amortization	(2,034)	(2,241)	10.2%	7.8%
Operating Income (OI)	2,034	2,115	4.0%	6.7%
CapEx	2,842	3,060	7.7%	17.2%
OpCF (OIBDA-CapEx)	1,226	1,296	5.7%	(7.0%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela: We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rates of 2014 for both years.

We have also excluded the impact of hyperinflationary adjustments in Venezuela.

•	Restructuring costs: We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Hispanoamérica. In 2015, restructuring costs totaled 38 million euros. In 2014, restructuring costs totaled 99 million euros.

•	Results of tower sales: The results attributable to the sale of towers in 2015 and 2014 have been excluded, which totaled 18 million euros (mainly in Chile) in 2015 and 4 million euros in 2014.

•	Spectrum acquisition: We have excluded the impact of spectrum acquisitions in 2015 and 2014. In 2015, these acquisitions totaled 338 million euros and related to Telefónica Argentina (196 million euros), Telefónica Ecuador (127 million euros), Telefónica Chile (6 million euros) and Telefónica México (8 million euros). In 2014, these acquisitions totaled 405 million euros and related to Telefónica Argentina (168 million euros), Telefónica Colombia (111 million euros) and Telefónica Venezuela and Central America (126 million euros).

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The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2015	%Reported YoY	%Organic YoY	Exchange rate effect and Hyperinflation	Towers sales	Restructuring Costs	Spectrum acquisition
Revenues	9.4%	10.1%	(0.6)	—	—	—
Other income	36.5%	29.6%	2.1	5.1	—	—
Supplies	8.7%	7.2%	1.5	—	—	—
Personnel expenses	10.6%	16.0%	—	—	(4.1)	—
Other expenses	13.6%	15.1%	(1.4)	—	—	—
OIBDA	7.1%	7.2%	(2.0)	0.3	1.5	—
CapEx	7.7%	17.2%	(3.6)	—	—	(3.3)
OpCF (OIBDA-CapEx)	5.7%	(7.0%)	1.5	1.0	5.1	7.7

Results Discussion

Revenues amounted to 14,387 million euros in 2015, increasing 9.4% year-on-year in reported terms mainly due to the good results of data revenues (fixed as well as mobile) and voice revenues, in both cases due to a higher customer base, increased consumption and higher data penetration. This increase was partially offset by foreign exchange effects and hyperinflation in Venezuela and the decrease in mobile termination rates. In organic terms, revenues increased 10.1% year-on-year.

•	Mobile service revenues reached 9,160 million euros in 2015, up 8.4% year-on-year in reported terms mainly due to increased revenues in Argentina, Peru, Mexico and Chile, as explained in greater a detail below, which was partially offset by the foreign exchange effects and the hyperinflation in Venezuela (which accounted for -2.2 p.p. of the year-on-year variation). Mobile service revenues performance by country was as follows:

•	In Argentina, mobile service revenues reached 2,194 million euros in 2015 and grew by 29.2% year-on-year in reported terms mainly due to the good performance of consumption and data penetration and, to a lesser extent, the growth of the voice business and the foreign exchange effect (which increased growth by 6.4 p.p.). In local currency, these revenues grew by 22.9%.

•	In Mexico, mobile service revenues reached 1,539 million euros in 2015, increasing by 8.9% in reported terms mainly due to a higher customer base and the positive performance of the data business. In local currency these revenues grew by 8.4%, accounting the foreign exchange effect for 0.5 p.p. of the year-on-year reported increase.

•	In Chile, mobile service revenues reached 1,177 million euros in 2015, up 5.8% in reported terms year-on-year mainly due to the foreign exchange effect (which accounted for 4.6 p.p. of the increase) and the increase in data revenues, which more than compensated the fall in the traditional voice business and the lower mobile termination rates. In local currency these revenues grew by 1.2%.

•	In Peru, mobile service revenues reached 1,390 million euros in 2015, up 11.2% in reported terms mainly due to the foreign exchange effect (which accounted for 7.0 p.p. of the increase) and the higher contract customer base, the data boom and higher inbound revenues.

•	In Venezuela and Central America, mobile service revenues reached 1,261 million euros in 2015, down 3.5% in reported terms mainly due to the foreign exchange effect and hyperinflation in Venezuela (which decreased growth in 35.1 p.p.). Excluding these effects, these revenues increased by 31.7% mainly due to the higher tariffs in all services in order to try to compensate the high inflation in Venezuela and the higher non-SMS data revenues (+83% in 2015), which represented 83.4% of total data revenues (+11.4 p.p. year-on-year).

•	Data revenues in the segment were up by 19.5% in reported terms in 2015, reaching 3,198 million euros mainly due to the increase in penetration of data which increased from 31.7% to 34.9% in 2015 and higher data usage. This increase was partially offset by foreign exchange effects and hyperinflation in Venezuela (which decreased growth by 4.2 p.p.). Excluding these effects, these revenues grew by 23.6% as a result of the aforementioned increase in penetration of data.

•	Fixed business revenues reached 4,070 million euros in 2015, up 12.9% in reported terms mainly due to the increase in broadband and new services revenues (+20.5%). Revenues from broadband and new services, accounted for 64.7% of fixed revenues (+4.9 p.p. year-on-year). The growth was mainly related to Argentina which experienced a substantial increase in voice and broadband revenues, as well as Chile and Peru, which had increased broad band revenues. Excluding the foreign exchange effect and hyperinflation in Venezuela (which decreased growth by 2.9 p.p.) these revenues grew by 10.0%.

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ARPU was up by 6.1% in 2015, due to the data ARPU increase (+19.9% year-on-year) due to the increase of smartphone penetration and higher average consumption, which offset voice ARPU decrease. The lower ARPU was mainly due to lower interconnection costs and the devaluation of certain Latin American currencies against the U.S. dollar, which more than offset the increase in outgoing voice ARPU (up 7.0% year-on-year).

OIBDA reached 4,356 million euros in 2015, up 7.1% in reported terms (+7.2% in organic terms), being Telefónica Argentina, Telefónica Peru and Telefónica Chile the main contributors to this growth, as higher revenues offset higher costs. OIBDA was positively affected by a spectrum swap in Mexico with AT&T in December 2015 (which contributed 79 million euros). The higher costs were mainly attributable to:

•	higher commercial costs, due to higher handset costs as a result of higher high-end handset sales (which more than offset lower interconnection costs resulting from the mobile termination rates reductions in Chile, Colombia, Peru and Mexico);

•	higher personnel costs driven by increases in inflation in some countries of the region;

•	higher costs related to commercial campaigns, higher network costs due to higher voice and data traffic; and

•	higher costs resulting from the devaluation of certain Latin American currencies against the U.S. dollar.

Additional information by country is provided below:

•	Argentina: OIBDA reached 1,006 million euros, up by 25.4% in reported terms mainly due to the exchange rate effect and higher service revenues, more than offsetting the higher costs resulting from the overall prices increase, although Telefónica continued to carry out cost containment plans in order to offset the inflation effect. In local currency, the year-on-year variation was 19.2%.

•	Chile: OIBDA reached 760 million euros, up 7.4% in reported terms mainly due to the exchange rate effect and higher service revenues, lower supply costs due to regulatory changes (lower interconnection costs resulting from the mobile termination rates reduction) and efficiency measures that helped to offset the commercial effort made to gain higher value customers. In local currency, the year-on-year variation was 2.7%.

•	Peru: OIBDA reached 943 million euros, up by 11.8% in reported terms mainly due to the exchange rate effect and higher service revenues, which more than offset higher commercial costs resulting from higher competitive pressure in the Peruvian market. In local currency OIBDA decreased by 4.7% year-on-year.

•	Venezuela and Central America: OIBDA reached 342 million euros, down by 26.1% in reported terms mainly due to the exchange rate effect and hyperinflation in Venezuela. Excluding these impacts, OIBDA grew 15.8% mainly driven by higher service revenues, which compensated the overall rise in prices, and higher purchases in dollars for services and equipment purchases, which were affected by the currency devaluation in Venezuela.

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OIBDA margin reached 30.3% in 2015, with a year-on-year decrease of 0.6 p.p. in reported terms. This margin decrease was driven by lower margins in all countries in the segment except Mexico (which benefitted from higher commercial efforts focused on higher value segments), especially in Argentina and Colombia.

Liquidity and Capital Resources

Financing

In 2016, Telefónica’s financing activity amounted approximately to 10,542 million euros, excluding euro commercial paper and short term banking loans, 9.5% of which were treated as equity (hybrid) and the remaining amount as financial debt. The activity focused mainly on strengthening the liquidity position, refinancing the debt maturities in an environment of very low interest rates, and extending the debt maturities.

The main financing transactions carried out in the bond market in 2016 are as follows:

		Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	04/13/16	04/13/22	1,400	1,400	EUR	0.75%
	04/13/16	04/13/26	1,350	1,350	EUR	1.46%
	10/17/16	10/17/20	1,250	1,250	EUR	0.318%
	10/17/16	10/17/31	750	750	EUR	1.93%
	12/28/16	12/28/51	150	150	EUR	4.00%
Telefónica Participaciones, S.A.U.
Cash-settled equity-link bonds non-dilutive (*)	03/09/16	03/09/21	600	600	EUR	0%
Telefónica Móviles Chile, S.A.
Bond	09/28/16	09/13/21	94,410	134	CLP	4.90%

(*)	Referenced to the trading price of Telefónica, S.A.

The main financing transactions carried out in the bank market in 2016 are as follows:

Group Company/Description	Limit	Currency	Outstanding balance (millions of euros)	Arrangement Date	Maturity date
Telefónica, S.A.
Bilateral loan	100	EUR	100	02/23/16	02/23/19
Bilateral loan	100	EUR	100	02/23/16	02/23/21
Loan	300	EUR	300	03/08/16	03/08/21
Bilateral loan	300	EUR	300	10/24/16	03/19/19
Telefónica Móviles Chile, S.A.
Syndicated	150	USD	135	04/15/16	04/15/21
Telefónica Germany GmbH & Co. OHG
Syndicated	750	EUR	50	03/22/16	03/22/21
EIB Financing (1)	450	EUR	250	06/13/16	06/13/25
Telefónica Europe, B.V.
Structured financing (*)	1.500	EUR	—	11/28/16	11/28/24

(*)	Facility with amortization schedule.
(1)	This financing is split in 5 tranches with a maturity to as late as 2025.

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Availability of funds

As of December 31, 2016, Telefónica’s liquidity, amounting to 21,274 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 14,627 million euros (of which 13,491 million euros maturing in more than 12 months); and cash equivalents and current financial assets other than those in Venezuela.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 12, 13 and 16 to the consolidated financial statements.

Contractual commitments

Note 18 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any operating leases for buildings and assets related to the Company’s activity, primarily.

Credit risk management

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base growth targets in a manner that is both sustainable and consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products – due to customer target, term, channels or other commercial characteristics—are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

•	Statistical and expert models for customer acquisition that are used to forecast and to manage the expected probability of default of the transactions.

•	Decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.

•	Continuous monitoring of the payment behavior and solvency of the customer portfolio.

•	Internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.

•	Ongoing controls over the credit risk exposure performed by specific committees.

The commercial credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.

Credit rating

At December 31, 2016, Telefónica, S.A.’s long-term issuer default rating is “BBB stable outlook” from Fitch, “Baa3 stable outlook” from Moody’s and “BBB stable outlook” from Standard & Poor’s. During 2016, there have been changes in the credit ratings by the three agencies. Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standards and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.

European Commission’s decision to block the proposed sale of O2 U.K. to Hutchison’s Three U.K. had an impact on Telefónica´s credit ratings and outlooks by Moody´s and Standards and Poor’s, as they considered that such decision would delay the Company´s deleveraging process. In 2016, among the measures taken to protect the credit rating, it is noteworthy the change in the shareholder remuneration policy (see dividend policy below), together with the announcement of the commitment to maintain a solid investment grade credit rating. Additionally, it is worth highlighting the strong financing activity undertaken during 2016 together with the maintenance of an appropriate level of liquidity, an active portfolio management through the announced intention to continue analyzing best strategic alternatives for O2 UK and Telxius, the executed sale of Telefé and the partial disposal of China Unicom, as well as the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements.

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Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. In 2016, the Annual General Meeting approved to pay a dividend, via scrip dividend of approximately 0.35 euros per share to be paid in November 2016.

On October 27, 2016, the Board of Directors of Telefónica, S.A. decided to modify the dividend policy for the years 2016 and 2017, announcing for the year 2016 the payment of 0.55 euros per share, adding to the scrip approved by the Annual Shareholders Meeting, the payment of 0.20 euros in cash in the second quarter of 2017. Relating to 2017, it was announced that the dividend would amount to 0.40 euros per share: 0.20 euros in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018. Both tranches would be paid in cash.

On November 2016, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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Share price performance

European equity markets posted a volatile performance in 2016, a year characterized by various political events. The first months of the year were affected by doubts around economic growth in China, which negatively affected the performance of emerging countries. In June, the United Kingdom voted in a referendum not to continue in the European Union, which triggered sharp drops in the markets, reaching annual lows. In November, the elections in the United States once again generated an increase of volatility in the markets. With regard to monetary policy, the ECB expanded its debt repurchasing program and lowered interest rates to 0% with the aim of generating higher economic activity and increasing inflation levels. The Federal Reserve, in turn, delayed the expected interest rate increase until December.

In this context, the main European indexes closed 2016 with a mixed performance (EStoxx-50 +0.7%); highlighting the positive performance of the FTSE-100 (+14.4%), which was driven by the high weight of mining companies and the depreciation of the sterling pound, which favored exporters and multinational companies with limited exposure to the domestic market; DAX (+6.9%), CAC-40 (+4.9%). The Ibex-35 (-2.0%) along with the FTSEMIB (-10.2%) were the only indexes closing the year with losses as a result of their exposure to emerging markets and, in the case of the Italian index, uncertainty regarding the banking sector.

Among sectors included in the European DJ Stoxx-600 (-1.2%), basic resources (+61.9%), oil & gas (+22.9%) and construction & materials (+9.2%), led positive performances, whereas health care (-10.2%), travel & leisure (-11.1%) and telecommunications (-15.8%) posted losses. The relative worse performance of the telecommunications sector during the year is due to the cancellation of certain corporate transactions, adverse regulatory news, weak revenue growth trends, and concerns over capex increases, along with rotation towards more cyclical sectors following the elections in the United States.

Telefónica share closed 2016 at 8.82 euros per share, with a total shareholder return of -6.3%, reflecting the evolution of the share price (-13.8%) and dividends distributed in the year (0.40 euros in cash and 0.35 euros in scrip). The profitability is higher than that of the sector in Europe, which showed a total shareholder return after dividends of -11.7%.

Telefónica closed the 2016 financial year with a market capitalization of 44,433 million euros, ranking as the eleventh company in the telecommunications sector worldwide. The daily traded volume in the Spanish stock exchange amounted to 24.6 million shares.

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2016 Consolidated Financial Statements

Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom, Telco S.p.A., or Telefônica Brasil, S.A.) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2016, 2015 and 2014, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/16	141,229,134	10,48	8,82	1,246	2.80339%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%

(*) Millions of euros

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In 2016, 2015 and 2014 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134

Treasury shares purchases in 2016 amounted to 668 million euros (1,654 million euros and 1,176 million euros in 2015 and 2014, respectively).

Treasury shares sold, including share plan redemptions, in 2016, 2015 and 2014 amounted to 26 million euros, 593 million euros, and 1 million euros, respectively.

The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of Telefónica, S.A.´s treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).

On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2013-2016” (“PIP 2013-2016”) ended, which did not entail the delivery of any shares to Telefónica Group managers.

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).

On October 13, 2016, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 12, 2016, capital was reduced by redeeming 74,627,988 treasury shares, thereby reducing this caption by 813 million euros.

On July 24, 2015, pursuant to the resolutions adopted in the General Shareholders’ Meeting of June 12, 2015, capital was reduced by redeeming 74,076,263 treasury shares, thereby reducing this caption by 886 million euros.

The Company maintain a derivative financial instrument subject to net settlement on a notional equivalent to 35.2 million of Telefónica shares in 2016 (33.8 million equivalent shares 2015), recognized under “Current interest-bearing debt” in the balance attached for both exercises.

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Responsible business and fiscal responsibility

Responsible business

The future of Telefónica is based on promoting a responsible business model that is able to generate trust in our customers, investors, employees, shareholders, and society. In order to promote this, we have the global Responsible Business Plan, approved and followed by the Board’s Committee for Regulation and Institutional Affairs.

This Plan sets out priorities through year 2020 in three areas: compliance and risk management, responsible productivity and sustainability as leverage for growth to improve our business and the world.

Currently, it is focused on Customer Promise and Digital Trust; Supply Chain; Talent and Diversity; Environmental Management and Sustainable Innovation, with their corresponding goals and KPIs. These take form in different local plans in the countries where we are present.

The Customer Promise and Digital Trust project arises from the need to continually reinforce the relationship of trust that we have with the customer, not only in the commercial field by complying with standards of transparency and honesty, but also in the field of privacy and security. The Responsible Management of our Supply Chain is key if we want to guarantee compliance of ethical, social, and environmental standards throughout our value chain. We demand compliance of these standards from all our providers, and we perform awareness and verification actions to manage the risks, and control and implement improvement actions. The directed management of our human resources with the goal of attracting and retaining the best talent, including the management of diversity, are key aspects for the success of the company’s strategy. Telefónica promotes an ambitious and very effective environmental strategy with the goal of not only managing possible risks and minimizing the impacts of the company’s activities on the environment, but also of assuming its responsibility in the mitigation of climate change. Finally, Sustainable Innovation is the project with which Telefónica contributes to generate positive social and environmental impacts through commercial proposals that, within a context of global growth trends, will generate new models of sustainable business.

In 2016, in addition to the Global Responsible Business Plan, the plans for Spain, Germany, Brazil, Colombia, Ecuador, Mexico, Peru, Argentina and Chile were approved.

During the year:

•	A Responsible Business Advisory Panel and a extended consulting group were put together to collect stakeholders’ expectations.

•	A Chief Data Officer was named, we performed training and audits on privacy and cyber security and we worked to give back citizens control over their digital lives.

•	The Privacy Center, which informs our stakeholders about our privacy and publicity policies, was published.

•	Telefónica’s first Report on Transparency in Communications was published.

•	The Chief Compliance Officer was appointed, thus reinforcing our commitment with compliance issues.

•	Assessments of critical providers were increased through EcoVadis and we joined the JAC (Joint Audit Cooperation) sector initiative to audit their factories.

•	The Telefónica Global Diversity Council was established to promote diversity among employees.

•	New energy and climate change goals were announced for the 2015-2030 period for the purpose of contributing to the Paris Agreement.

•	Telefónica brought to Latin America the Eco Rating, a seal for the environmental and social impact of mobiles.

•	For the third consecutive year, Telefónica was on the CDP “A-List”: we are one of nine Telcos to figure in this ranking at a global level, and the only Spanish one.

•	Movistar+ 5S was launched, a pioneering proposal to bring television to people with sensory disabilities.

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•	Telefónica, with “La Caixa”, presented the ProFuturo Project to promote digital education for children in developing countries.

•	In 2016, Telefónica was one of the top nine leading companies in the world in terms of sustainability, according to the DJSI.

Some of these advances influence the Sustainable Development Objective (SDO), in which Telcos play a prominent role since the Internet and digital solutions are fundamental to being able to reach more than half of the proposed goals, with connectivity as the foundation.

Fiscal Responsibility

According to the Principle of Responsible Business, Telefónica is committed to acting with honesty, transparency and respect for the law when managing our financial issues.

The Company is adhered to the Good Tax Practices Code and committed to that established in the “OECD Guidelines for Multinational Enterprises” regarding taxation. Consequently, Telefónica does not use company structures in order to cover or reduce the transparency of our activities before the tax authorities, or any other interested party. Nor is the Company present in any of the jurisdictions included in the list of tax havens established in Spanish regulations.

To calculate the total tax contribution (the list of countries can be consulted on the web) Telefónica follows the PwC CTT methodology, according to which the distributed value of a company is made up of the sum of the following elements: value for the shareholder (for example: dividends, reserves, etc.) wages and salaries (net of tax levied on employees), net interests and tax (input and levied).

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Research, Development and Innovation

Telefónica remains committed to technological innovation as a fundamental tool for being one of the main actors in the new digital universe, with the capacity to help to create a more sustainable world while achieving competitive advantages and distinctive products. By introducing new technologies and developing business solutions and processes, we aim to become a more effective, efficient and customer-oriented Group.

Telefónica bases its innovation strategy on the balance between two main models:

•	Promoting our internal research, development and innovation (R&D&i) capabilities, for which we have developed our own innovation model, which allows us to promote the application of technical research in developing commercial products and services using the knowledge developed in research centers, technological institutes and universities, among other sources;

•	Promoting the creation of open innovation ecosystems, in which the “Open Future” initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world which promote innovation in collaboration with other actors.

In parallel with these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the economic, social and technological progress of the regions in which we operate. To this effect, in addition to the investment made in promoting sustainable innovation projects and in the activities that are developed to guarantee the accessibility of our solutions to all groups, a new subsidiary has been created that is focused on product innovation and the development of disruptive technologies.

Telefónica firmly believes that competitive advantage can not be based solely on acquired technology, and so has always considered the promotion of internal innovation, research and development activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which guarantee the sustainability of our business.

To this effect, the Telefónica Group’s internal innovation policy focuses on contributing with solutions that guarantee Telefónica’s commitment to developing a responsible business under the criteria of economic, social and environmental sustainability, by:

•	Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;

•	Encouraging the return of innovation through open innovation and creating value from the technology generated;

•	Increasing our customers’ loyalty and satisfaction;

•	Increasing the revenues, profits and value of the Company;

•	Increasing the quality of our infrastructure and services, as well as our relationship with our technology providers and solutions;

•	Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact;

During 2016 we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.

We also initiated projects to promote an increase in the access to information technology, new services focused on new Internet business models, advanced user interfaces, distribution of TV and multimedia contents and other value added services, taking advantage of the potential of the new infrastructures. These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that may have a relevant impact on our business, and to test these technologies on pilots related to new platform services, applications and prototypes.

A significant part of the innovation activities and projects are carried out by Telefónica Investigación y Desarrollo S.A.U. (Telefónica I+D), a wholly owned subsidiary gives support mainly to our business lines. Telefónica I+D receives support from other companies and universities in the execution of its functions. The mission of the company is focused on improving our competitiveness through technological innovation and product development. Telefónica I+D is also responsible for experimental and applied research and for the development of products to increase our range of services and reduce operating costs.

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The technological innovation activities of Telefónica I+D focus on three main areas:

1.	The development of new networks, mainly carried out in collaboration with Telefónica’s Global Resources area. These activities are related to new radio and fibre optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or defined networks via software) and on topics related to network optimization and zero touch, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers.

2.	The development of new products and services which are carried out within the framework of the digital services strategy. The following stand out among these activities:

•	Interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones;

•	Services related to Big Data, regarding the concept of the Fourth Platform, whose vision is to return the value associated with the data it generates to the customer;

•	Video and multimedia services (combining text, audio, images and video) with a user experience on all connected devices;

•	Advanced solutions in emerging ICT businesses, such as cloud computing cloud or security;

•	Management of Internet of Things (IoT) services, related to enriched mobility, energy efficiency and smart retail;

•	Using users’ communication profiles to obtain opportunities to exploit different products and business models (marketing campaigns, targeted advertising, contextual services, churn reduction, cross-selling, etc.).

3.	Experimental and applied research: With a medium and long-term outlook, Telefónica also has “Scientific Groups” whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.

It should be noted that in 2016, Telefónica I+D Chile, a 100% subsidiary of Telefónica Chile, which was launched in 2014 in collaboration with the Chilean government, for the development of the first products and the generation of the first patents in “enriched mobility”, Smart Industry and Smart Agro.

As of December 31, 2016, Telefónica I+D had 612 employees (654 employees in 2015).

The total I+D expense in the Group for 2016 amounted to 906 million euros, 14.1% less than the 1,055 million euros incurred in 2015 (1,111 million euros in 2014). This expense represents 1.7%, 1.9% and 2.2% of the Group’s consolidated revenue for 2016, 2015 and 2014, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2016, Telefónica registered 27 new patent applications, including three through the American office (USPTO), two through the Chilean office (INAPI) and 22 through the Spanish patent and trademark office (OEPM), seven of which were international (PCT) and 15 European applications. Moreover, one utility model was registered in the Spanish patent and trademark office, also through the OEPM.

Regarding the development of open innovation in Telefónica, the company has the Open Future_ unit, which includes an open, global program designed to connect entrepreneurs, startups, investors, and public and private organizations from around the world.

The main objective of Open Future_ is to detect, develop and enhance the talent and technological entrepreneurship in all its phases, for that which drives and accelerates the growth of ideas, projects, initiatives and companies. The integral character of Telefónica Open Future enables innovation to be developed in different stages. It is structured around seven initiatives, the objectives of which are as follows:

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•	Drive (Think Big and Talentum Startups).

•	Accelerate (Crowdworking and Wayra).

•	Invest (Telefónica Ventures, Amérigo and CIP Telefónica).

Telefónica Open Future, is present in 16 countries, ended 2016 as one of the main investors in the Spanish area of open innovation, positioning itself as one of the major funds in Europe and Latin america in venture capital investment.

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Human Resources

Objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. Our aim as HR department is to develop our employees’ capacities to the maximum in order to fulfill the compromises agreed with our customers.

Our vision is based on four main pillars:

•	Recruit, develop and keep the talented employees to ensure the Company meets its strategic goals.

•	Support the business units integration and the transformation process so that the companies are aligned with the business objectives.

•	Build a customer-focused organization culture.

•	Become a 100% online department with high self-service options in the HR internal processes and with outsourced resources and provide an integrated human resources experience for middle management and employees based on empowerment and simplification.

In 2016 the implementation of SuccessFactors (the new digital, online, multi-gadget, cloud-based and global tool for human resources management) affected all employees, unifying the performance, successions and development, recruiting and learning processes.

The most notable aspects of the change include the implementation of the central employee module in eight countries.

Managing talent

At Telefónica we are convinced that our professionals are the Company’s main asset and we believe in fully developing their potential so they can make our customers’ dreams a reality. We have therefore developed a talent-based model that will accompany the employees throughout their career, identifying key skills and abilities that will help employees handle our transformation process, a line with the Company’s strategy and the program “We choose it all”.

This model is used when evaluating executive talent, driving a culture of meritocracy, and facilitating the decision-making process on aspects such as development, organization and compensation, among other aspects; this allows our organization to have a management talent map, as well as a structured succession plan.

Based on this model and having detected key needs for the future, we promote global talent programs that contribute to the professional development of our teams in order to better implement the Company’s strategy at the various levels and segments, from young employees to executives.

Approximately 100 young people from all areas of the Company took part in the Young Leaders Program, which focused on the development of digital and transformative capacities to better prepare this group of young talent for the future. After the 2016 edition ended in September, the selection process began for the 2017 edition, in which 86 young people from 11 countries will participate, 53% of which are women.

For the Profile for Digital Transformation project, in 2016 we also invited more than 2,300 Company leaders from different levels of the organization. This allowed us to obtain solid results at the Company, transaction and functional unit level, identifying specific development needs that are incorporated in the global learning and development offer.

Within the framework of the Profile for Digital Transformation, we have also worked on developing transformative and digital skills with executives and managers with high potential during the last quarter of the year. In collaboration with one of the leading digital education institutions, we organized the Digital Development Festival where more than 1,100 hours of online training were given and where we were able to gain insight into the view of renowned internal and external experts on digitalization and its impact on Telefónica’s business through a series of on-site and online conferences that were attended by more than 1,600 Company leaders.

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Employee training

In 2016 the new training model was implemented throughout the Company with a new process and tool that brings together all possibilities available to both employees and managers to be able to manage the organization’s training activities.

Training is divided into the Local Offer, whereby the various local entities of the Company identify, manage and plan training activities, and the Global Offer, the purpose of which is to disseminate knowledge and skills on strategy, the action principles, and our Company’s values. In addition, the offer available to employees has multiplied with a series of platforms in the Telefónica Group, such as DatAcademy, Lear4Sales and Miriadax, where professionals have access to more continuous training opportunities for their own development.

Almost one million courses (930,000) were given within the framework of the new training platform (SuccessFactors), which represented the management of 2.5 million hours. The Global Offer represented 340,000 hours of training, with the main training actions focused on the action principles, criminal liability, language programs, mobile telecommunications and society. The Local Offer represented 2,160,000 hours of training, which were managed by the Company’s various business units according to their training plans relating to local business targets.

Another one of the elements of the Company’s training is the Social Learning platform, which we have developed through Jam, where we have a series of collaborative learning groups in which 12,000 members participate and that receives 56,000 visits. A learning group is formed by a set of micro-learning resources plus the contributions made by the various users and experts.

Universitas Telefónica operates on two levels: on-site and online. The facilities at the Barcelona campus provided on-site training for 1,915 people in the eight programs given in person, accumulating a total of 79,680 hours of training, with a rating of 4.7 out of 5; and in operations, the Telefónica On the Road program provided local training to 1,864 executives and middle managers, whereby professors from Universitas traveled to various countries in Latin America and Europe, obtaining a rating of 4.6 out of 5. In all cases it was achieved through programs focused on leadership and strategy transformation. In 2016 Universitas also began providing local training to partners of strategic alliances, such as Megafon in Russia, with a rating of 4.6 out of 5.

For the Company, managing knowledge is a priority. Therefore, in 2016 the total cost of training for the Group amounted to 40 million euros.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Managing diversity

Telefónica understands that managing diversity is key leverage for the Company’s digitalization.

Diversity is seen as an opportunity, a competitive element which, through our diverse professionals, allows us to reach out to our customers who are equally diverse. We are convinced of their capacity to generate value, their commercial impact, and their impact on innovation and, in short, on our results.

In response to this vision, in 2016 significant momentum was provided by the creation of the Global Diversity Council, which started up on March 17 and is composed of members of the management committees for operations. The purpose of the Diversity Council is to support the initiatives being developed locally and, based on this idea, a company plan was drafted that provides support and monitors the countries in order to ensure they are making progress towards the targets set. The Council also serves as a space to share good practices and to be able to replicate those initiatives that are working well in other countries.

Accordingly, it is important to highlight the approval on April 26 by the Executive Committee of the Company’s Policy on Appointments and Termination of Executives, which strengthens the existing policy by guaranteeing the cap company has the best talent through meritocracy, diversity and transparency.

With regard to the total headcount, the number of employees of Telefónica at December 31, 2016 was 127,323. There were 47,933 female employees (37.6% of the total), and 79,390 male employees (62.4% of the total). 20.5% of executive positions are held by women.

It should also be noted that Telefónica employs professionals from more than 24 countries (four of which are represented on the Board of Directors), representing over 100 nationalities.
Telefónica considers the diversity project to be a strategic project that is part of its Responsible Business Plan, which is presented at the Committee on Institutional Affairs chaired by Julio Linares and which reports to the Board. Within the scope of the Diversity Council, a Global Diversity Policy was developed in 2016.

Also noteworthy of mention is the career acceleration program for women (Women in Leadership) developed last year, in which 150 professional women of the Group participated in 2016.

Since 25 November, 2015, Telefónica S.A. has used a specific and verifiable Female Director Selection Policy, approved by the Board of Directors, which is aimed at ensuring that Director appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience.

With regards to the promotion of Female Directors’ presence in the Board of Directors, it is important to note that the policy expressly states that it is mandatory for Director selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination. Notwithstanding the foregoing, the Nominating, Compensation and Corporate Governance Committee and the Board of Directors of the Company have taken into account this premise in all their appointment proposals, re-elections and ratifications of the directors that were presented, analyzed and approved during this year 2016, and specifically the appointment proposal of Ms. Sabina Fluxà Thienemann, approved by the General Ordinary Shareholders Meeting held on May 12, 2016.

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Environment

Environmental policy, control of environmental risks and climate change

Telefónica has a global Environmental Strategy that arises from the Environmental Policy and Energy Policy approved by the Board of Directors which sets out the road map for the Company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently more than 80% of the company has Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of its environmental aspects and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001 by 2017.

Telefónica’s environmental risks and climate change are controlled and managed under the Company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental and energy management in each of the Group’s companies.

We would like to emphasize the following news from the past year:

•	We approved a Policy for sustainable energy use at a corporate level.

•	We announced our energy and climate change goals for the 2015-2020 period as part of our plan to contribute to the Paris Agreement.

•	We received ISO 50001 certification regarding energy management systems for our operations in Spain and Germany.

•	We launched a plan for renewable energy.

•	We brought the Eco Rating initiative to Latin America, a seal that communicates to our customers the environmental and social impact of mobile phones.

•	For the third year in a row, we were included on the “A-List” for the Carbon Disclosure Project, the largest index for investment in climate change. We are one of the nine telcos to appear in this global ranking.

•	We made progress in measuring the positive impact that our digital services have regarding adapting to and mitigating climate change.

•	We received ISO 14001 certification for Telefónica Brazil and our Telxius submarine cable infrastructure in America.

A Responsible Network

It is in our Network that we see the greatest environmental impact due to energy consumption, but also with physical elements, such as visual impact or waste. To implement and maintain the responsible Network, we apply the best practices available and we manage all environmental aspects of this from design to decommissioning.

Environmental legislation, which is abundant in almost all of the countries where Telefónica operates, applies mainly to our network infrastructures. Among these, it is worth mentioning the need to obtain environmental permits, waste management, noise control and measuring electromagnetic fields. Telefónica has common standards for all of its companies, in harmony with the principle of caution, establishes minimum guidelines for environmental management with the aim of minimizing the impact of infrastructures, these standards go beyond existing legislation. Also, these standards extend to all of our suppliers and contractors.

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Among the activities undertaken by the Group to manage the environmental aspects of its operations is the sharing, whenever possible, of our facilities’ locations with other operators or communication tower management companies. This leads to a lesser visual and energy impact and a reduction in waste creation.

Main lines of action

Within the Responsible Business Strategic Plan, the company has established lines of action regarding the environment. This plan is also grounded in each county in order to be able to focus on the most relevant aspects at a local level. Some of the lines of action are:

•	Energy and climate change: by means of the Corporate Climate Change Office, the Company promotes energy efficiency and the reduction of Telefónica’s carbon footprint with a plan for 100% of our electricity use to come from renewable sources in 2030. The year 2016 saw the launch of the Company’s new goals regarding these topics. Between 2010 and 2015, we conducted 257 initiatives with which we managed to save 492 GWh, the equivalent energy consumption of 40,300 homes in one year, and 64 million euros in our annual electricity bill. In this way, we avoided the emission of more than 142 kT CO2 equivalents. Because of all this, in 2016 Telefónica was awarded the GSMA 2016 Green Mobile Award.

•	Circular economy: the Company is committed to promoting a circular economy, in which goods used are returned to the value chain. Thus, waste and used devices from Telefónica networks and customers, with a particular focus on electrical and electronic devices, are managed by authorized entities, in compliance with environmental legislation and prioritizing management in the following order: reduce, reuse, recycle. All companies in the group have waste management programmes and recycling and/or reuse initiatives for managing customers’ devices.

•	Green Services: in the current context where environmental challenges affect the whole of society, Telefónica is developing services based on the ‘Internet of Things’ (IoT), Cloud Computing and Big Data to reduce the consumption of resources and the environmental impact of our customers. These will be key in the area of reduction of and adaptation to climate change. We align our business and environmental strategy, looking for opportunities linked to the search for solutions to deal with environmental questions. We want to position ourselves as a key actor in the green economy and, thus, sustainable innovation is essential.

These actions have allowed Telefónica to extend its environmental responsibility to residential and business customers and to continuously respond to the demands of responsible environmental management from investors and shareholders.

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Human rights

In our risk management and analysis process, human rights and the impact that our activities, whether directly or indirectly, may have on said rights, are taken into consideration in an inclusive and cross-departmental manner. In line with the United Nations Guiding Principles on Business and Human Rights, we regularly perform an impact analysis in relation to our activities with the goal of identifying areas where we must work with particular diligence to safeguard those rights.

In this impact analysis, we identify the areas of our activity (internal management, supply chain management, operations, client services) and the rights that could potentially be affected, with the purpose of carrying out preventative management in those fields. The growing importance of technology and information and communication services in society, the development of new data-based services, and new activities that Telefónica has undertaken (i.e. television), have led us to expand our analysis, and require that we remain aware, not only of our traditional activities such as management of our human resources and our supply chain, but also of aspects of growing concern to society such as the right to privacy, the right to freedom of speech, or rights related to access to telecommunications services and the environmental impact of our activity.

Respect for human rights is a key element in our Responsible Business Principles and our Supply Chain Sustainability Policy. We are aware of the role that information and communication technologies can play in promoting and respecting human rights and the responsibility we must take on to minimise the negative impact and highlight our positive impact.

We have implemented the necessary processes to raise and manage company risks on this matter and we provide various communication channels (employee reporting channel, supplier channel, Responsible Business channel) to our stakeholders to enable them to confidentially and anonymously communicate or report situations that entail a violation of human rights or that could result in a lack of respect for the rights of people or the communities in which we operate.

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Risk factors associated with the issuer

The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company’s business, financial position, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.

Growth in Europe and financial stability may be affected by political uncertainty in some European countries due to upcoming general elections, a possible revival of the crisis in Greece, restructuring of the banking sector and due to the impact of steps taken towards an EU banking union and a capital markets union. In particular, the British exit process from the European Union following the vote to leave in the recent referendum, will require an adjustment of the economy to whatever new trade and investment relationships are put in place in the future, with the consequences in the meantime being uncertainty regarding investment, activity and financial market volatility. In 2016, the Telefónica Group obtained 24.5% of its revenues in Spain (22.6% in 2015), 14.4% in Germany (the same percentage as in 2015) and 13.2% in United Kingdom (14.3% in 2015).

In Latin America, there is an increasing exchange rate risk brought on by external factors such as increasing interest rates in the United States amid still low commodity prices and doubts about growth and imbalances in China; as well as internal factors as a consequence of the still high fiscal and external deficits in the most important Latin American countries or the low liquidity in exchange markets as it is the case in Argentina.

Some of the most significant macroeconomic risk factors in the region affect Mexico, as it is the country with the highest commercial and financial exposure to the United States. In this sense, increasing interest rates and the possible overhaul of trade agreements between both countries could imply higher restrictions on imports into the United States that would affect negatively the economic activity in Mexico.

Brazil is undertaking several measures principally focused on adjusting its public finances. A constitutional amendment limiting public spending has been approved and the government has submitted a new social security reform bill to Congress. However, the possibility of a new bout of political turmoil, which could weaken the support of the reforms, is not negligible. While signs of stabilization have emerged, economic growth continues to be negative and the unemployment rate has hit double digits, having a sizable effect on consumption spending. Moreover, despite financing external needs have decreased, internal needs are still high. All these elements have led to new downgrades to the country’s credit rating during 2016, which now is below investment grade.

In countries such as Chile, Colombia and Peru, the recent uptick in commodity prices is having a positive impact on its fiscal and external accounts, but growth continues to be below its potential level due to the lower external inflows, which have affected investment and, to a lower extent, consumption.

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate amid an economic contraction.

During 2016, Telefónica Hispanoamérica represented 24.2% of the Telefónica Group’s revenues (26.2% in 2015), of which 23.8% proceeded from revenues in Argentina, 19.9% in Peru and 17.2% in Chile. During 2016, Telefónica Brazil represented 21.3% of the Telefónica’s Group revenues (20.1% in 2015). In this respect, approximately 30.4% of the Group’s revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Nicaragua, Venezuela, Guatemala, Costa Rica and El Salvador), and other countries are only one notch away from losing this threshold.

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“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.

At December 31, 2016, 50.8% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for over a year, while 20% was denominated in a currency other than the euro. At December 31, 2016, the net financial debt ratio in Latin American currencies was 13%.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2016: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 232 million euros for the year ended December 31, 2016, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative interest rates are reached), would lead to a reduction in financial expenses of 201 million euros for the year ended December 31, 2016. These calculations were made assuming a constant currency and balance position equivalent to the position at year end taking into account the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results arising from a 10% depreciation of Latin American currencies against the US dollar and a 10% depreciation of other global currencies against the euro, excluding the pound sterling, would result in exchange losses of 43 million euros for the year ended December 31, 2016, primarily due to the depreciation of the Venezuelan bolívar and, to a lesser extent, the Argentinean peso. These calculations were made assuming a constant currency financial position with an impact on profit or loss for the year ended December 31, 2016, including derivative instruments in place.

During 2016, Telefónica Brazil represented 24.6% (27.0% in 2015), Telefónica Hispanoamérica represented 23.0% (32.9% in 2015) and Telefónica United Kingdom represented 11.3% (14.6% in 2015) of the operating income before depreciation and amortization (OIBDA) of the Telefónica Group.

The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

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A decrease in the liquidity of Telefónica, a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to the uncertainties regarding the hikes in interest rates on the part of the US Federal Reserve and the oil prices instabilities, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

At December 31, 2016, gross financial debt scheduled to mature in 2017 amounted to 13,326 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2018 amounted to 7,195 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities over the next twelve months with cash and credit lines available at December 31, 2016. Telefónica’s liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines, 8% of which, at December 31, 2016, were scheduled to mature prior to December 31, 2017.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Adoption of new accounting standards could affect reported results and financial position.

Accounting Standardization Bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group’s consolidated financial statements. Those changes could have a significant impact on the way the Group accounts and presents its financial position and its operating income. In some instances, a modified standard or a new requirement with retroactive nature must be implemented, which requires the Group to restate previous financial statements.

See details of the implementation of new standards and interpretations issued in Note 3 of the Consolidated Financial Statements. In particular, Telefónica is required to adopt the new accounting standards IFRS15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. These standards present significant changes that could affect both the amount and moment of recognition of revenues and expenses related with certain sales transactions, as well as the accounting treatment for all lease contracts (other than short-term leases and leases of low-value assets). These changes could have a material impact on the Group’s financial statements. Such impact is under analysis as of the date of this document.

Risks relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group provides its services. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals on the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession.

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Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses. Regarding the merger of Telefónica Deutschland Holding AG and E-Plus, other providers such as United Internet and the regional cable operator Airdata lodged an appeal before the General Court against the decision of the EU which authorized such merger. Telefónica Deutschland has been accepted as an interested party of the process and it has presented its statements in both cases. United Internet has lodged a second appeal against the EC in relation to the content of the letter of commitment assumed by Telefónica Deutschland regarding the implementation of remedies for non-network operators. In December 2016, each of Mass Response Service GmbH and Multiconnect GmbH filed an appeal before the General Court against the decision of the EU that Telefónica Deutschland is not obliged to grant access to Full-Mobile Virtual Network Operators (“MVNO”) under the non-MNO remedy of the commitments. Telefónica Deutschland will apply for leave to intervene as an interested party.

Regulation of spectrum and access to new government licenses/concessions of spectrum

On September 14, 2016, the EC adopted, among other texts, a proposed Directive for the establishment of a European Electronic Communication Code, which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service, consumer protection, audiovisual services and platforms. It is estimated that the approval of such regulatory framework will take place in a year and a half.

On December 14, 2016, the European Parliament and Council agreed on a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2017 and 2022 in both the United Kingdom and Spain, where it is expected that the 700 MHz band will be available between 2020-2022. In connection with spectrum auctions for 2.3 and 3.4 GHz band, in the United Kingdom, Ofcom issued a consultation document on November 21, 2016. Responses were due by January 30, 2017, and a decision is expected in the second quarter of 2017. In Germany, the regulatory agency for electricity, gas, telecommunications, post and railway (“BNetzA”) initiated a proceeding for the demand-oriented allocation of new frequencies for the further rollout of digital 5G infrastructures, which include the timely allocation of the 2 GHz spectrum expiring at the end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz). A decision about the allocation procedure is expected towards the end of 2017 and an auction may take place in 2018 or 2019.

In Latin America, spectrum auctions are expected to take place requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2017-2018, in the relevant jurisdiction for the Group, are:

•	Mexico: An auction spectrum in the 2500 MHz band is expected to take place between the third quarter of 2017 and the second quarter of 2018. A wholesale network tender, which will offer services in the 700 MHz band was concluded on November 17, 2016. Altán was the tender winner and the commercial operations must begin no later than March 31, 2018.

•	Colombia: During 2017 the Ministry of Information Technologies and Communications published for commentaries until March 7, 2017, the project of resolution with the conditions for an auction of 70 MHz of spectrum band in 700 MHz and 5 MHz in 1900 MHz. In addition, the Ministry published a project of decree increasing the spectrum cap for lower bands to 45 MHz and 90 MHz for upper bands. The schedule for the auction has not been set yet.

•	Argentina: The Government instructed the regulatory authority to issue new regulations during 2017 to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services and enables the reassignment of frequencies previously granted to other provider.

However, it is likely that some of these spectrum tender procedures will not be completed, or even initiated in the mentioned dates. In addition to the above, it may be the case that certain administrations may not yet have announced their intention to release new spectrum but may do so during 2017. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

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Risks relating to concessions and licenses previously granted

The terms of concessions and licenses granted to the Group and necessary for the provision of its services may be challenged or amended by the regulators at any time, which may materially adversely affect its business, financial condition, results of operations and cash flows.

The German regulator initiated consultations in March and July 2016 on the frequency distribution after the merger between Telefónica Deutschland and E-Plus, particularly in the 2 GHz band and on the future spectrum allocation for 5G band. The result of such consultations could lead, among others, to proposals by the regulator reorganizing the spectrum that Telefónica Deutschland holds on the 2 GHz band.

In the United Kingdom, Telefónica has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass, both by the end of 2017, to be maintained, thereafter. Inherent with these obligations is a risk of Telefónica United Kingdom not meeting the required targets. Telefónica United Kingdom is actively working towards mitigating the risk through the continuous investment in an infrastructure improvement program, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service (“STFC”) under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brasil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or “ANATEL”) that the net value, as of December 31, 2015, of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7.8 billion Brazilian reais, At December 31, 2016, this value is estimated to total 8,813,916 Brazilian reais (this value will be updated in the second half of 2017). In principle, the assets assigned to the provision of STFC were considered reversible assets. During the last months, a bill amending the regulatory framework in Brazil has been processed, establishing, among others, that such assets will no longer be reversible under the new licenses regime in exchange for significant broadband investment commitments. Recently, the processing at the Senate of such bill has been challenged before the Federal Supreme Court. Such Court and, consequently, the Senate’s governing board has decided to send the bill for voting in the Plenary. With the bill being sent to the plenary, it could be understood that there is no more dispute for the Supreme Court to decide upon. In case that the bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licenses with the consequent modification of the future binding obligations to STFC providers.

In Colombia, the Ministry of Information Technologies and Communications (“ITC”) issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. However, the reversion of assets (other than radio frequencies, which it is clear that must be returned) and its scope was widely discussed between the relevant mobile operators (including Telefónica Colombia) and the ITC in the context of the liquidation of the previous concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s interpretation of Law 422 of 1998 and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016, when the ITC convened an arbitration proceeding, in accordance with in the terms of the relevant concession contract. The relevant concession holders (including Telefónica Colombia) filed a response to the claim prompted by the ITC. The arbitration process is still ongoing.

In Peru, Telefónica has concessions for the provision of the fixed-line service until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica also filed a renewal request for twenty more years in relation to a concession for the provision of local carrier service and one of the concessions to provide mobile-line services in provinces, respectively. As of the date of this document, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in all such proceedings is still pending and according to the legislation, the concessions subject of these procedures remain in force as long as the procedures are in progress.

Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. A claim was brought by a consumer organization against the 700 MHz assignments. The decision by the Supreme Court on the appeal presented by such consumer organization is still pending.

During the year ended December 31, 2016, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 345 million euros.

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The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. From June 15, 2017, operators may not charge roaming users within the EU an additional fee on their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may apply consumption limits and additional surcharge under a “fair use policy”. In January 2017, wholesale roaming caps have been agreed between the Council and the Parliament and the maximum wholesale caps have been set at the following limits: 0.01€/sms; 0.032€/minute; data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

On September 14, 2016, the EC presented its proposal of the regulatory framework which, among other measures, intends to incorporate a European methodology and a European upper limit for the call-termination prices for landline phone/ mobile phone applicable in EU.

The decreases in wholesale mobile termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, the current rate is 0.503 ppm. A further cut to 0.495 ppm will come into effect from April 1, 2017.

In Germany, on August 30, 2016, BNetzA adopted a regulatory decision, which considers with pure long run incremental cost (“LRIC”) a new cost model for the calculation of MTR. Telefónica Deutschland has appealed the decision in court, but the appeal has not yet been decided. BNetzA approved new MTR on November 30, 2016, in a provisional decision, which sets the rates to 0.011 euro/minute as of December 1, 2016, to 0.0107 euro/minute as of December 1, 2017, and to 0.0095 euro/minute as of December 1, 2018, until the end of November 2019. Before taking a final decision, the new MTR are nationally consulted and notified to the EC. There is consequently a risk that when the new MTR are approved (which will be retroactively enforceable from December 1, 2016), and with the new termination rates applicable from January 1, 2017, the rates will significantly decrease. Regarding fixed networks termination rates, BNetzA adopted at the end of January 2017 a provisional decision which establish a tariff of 0.0010 euro/minute.

In Spain, on July 1, 2016, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or “CNMC”) initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted during 2017.

Additionally, on January 17, 2017, the CNMC issued the analysis of the market for access and call origination on fixed networks. The CNMC maintains the obligation of Telefónica, as an operator with significant market power, to provide a wholesale interconnection offer and a wholesale line rental (“WLR”), both with cost-oriented prices regarding manufacturing costs and the adoption of a management accounting system. Telefónica is equally obliged to non-discrimination, transparency and separation of accounts. In Latin America, it is likely that MTRs will also be reduced in the short to medium term.

In Brazil, ANATEL has issued ex-ante regulations to ensure competition in the wholesale market, which includes reductions of the MTR. In this regard, the Plano Geral de Metas de Competição (“PGMC”), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts without a definitive outcome). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. The mentioned public consultation is available for comments until March 22, 2017.

In Mexico, on September 23, 2016, the Instituto Federal de Telecomunicaciones (“IFT”) announced that the MTRs applicable to operators different from the so-called Prevailing Economic Agent for 2017 will be 0.1906 pesos per minute, as long as the regulatory asymmetry of the Prevailing Economic Agent introduced by Mexico with the constitutional reform on 2014 and the new Federal Telecommunication Law on 2014 remains in effect.

In Colombia, the Comisión de Regulación de Comunicaciones (“CRC”) published a regulatory project for public comments in November 2016. In the project the CRC proposes a symmetric termination rate of 11.17 COP per minute and 4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of 19.01 COP

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per minute and 7.6 million COP per monthly capacity for challenger operators in a five-year period. The CRC also proposes regulatory measures to promote the entry of mobile virtual network operators (“MVNOs”), including the regulation of prices for the access to the mobile networks. The project is still in debate.

In Peru, the Organismo Supervisor de las Telecomunicaciones (“OSIPTEL”) started the process for the revision of the values on charges of interconnection for mobile termination of calls in telecommunication services networks in November 2016 .The new values established by OSIPTEL will apply as of the fourth quarter of 2017.

As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and cash flows.

Regulation of Universal Services

The Universal Service (“US”) is an economic and legal term, which refers to the obligation imposed to telecommunication operators to provide a basic service to all inhabitants of a country. In general, the goal is to promote quality services availability at affordable, reasonable and fair prices, to increase the access to advances telecommunication services (such as broadband) and to move forward with the availability of such services to all customers. On its reform proposal for the regulatory framework issued on September 14, 2016, the EC seeks to modernize the Universal Services area in Europe, removing the mandatory inclusion of the traditional services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that the US must be funded from general budgets and not from sectorial budgets. However, if this funding method does not thrive, the affordable broadband inclusion could result more expensive for the sector. In any case, it is estimated that the new regulation will not be applicable before 2020.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas for the provision of USs expired on December 31, 2016. Both companies have been designated for the provision of these services from January 1, 2017.

In Brazil, on December 15, 2016, a proposal of the General Plan for Universalisation of Fixed Switched Telephony Services (“PGMU”) was approved by ANATEL.

The imposition on the Telefónica Group of additional or more onerous obligations to provide US services in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Regulation of fiber networks

On February 24, 2016, the Spanish CNMC adopted a final resolution on the wholesale broadband market regulation, which raises a geographical segmentation in competitive (66 cities, 34% of total population) and non-competitive areas. It is anticipated that this resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica España. Additionally, on January 18, 2016, the CNMC adopted a resolution which approves the reference offer of the new wholesale unbundled virtual access service to Telefónica’s new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution’s adoption.

Any of such obligations and restrictions could raise costs and limit Telefónica’s freedom to provide the mentioned services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulations on privacy

An intense data protection and privacy regulation may result in limitations to offer innovative digital services such as Big Data services. In Europe the new General Data Protection Regulation (“GDPR”) of April 27, 2016, will be directly applicable in all member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the EC presented its proposal for a regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR. The proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching new regulations.

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In October 2015, the Court of Justice of the European Union declared invalid the decision of the EC as regards the “Safe Harbor Agreement” relating to the transfer of personal data from the EU to the United States. Subsequently, the EC adopted a new decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant. The Privacy Shield has been challenged before the EU’s General Court by civil-society groups, but the admission of their appeals is still pending.

In Brazil, the adoption of a Personal Data Protection Act is still pending, this could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

Any of such obligations and restrictions could raise costs and limit Telefónica’s ability to provide certain services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulation of network neutrality

Under the principle of network neutrality applicable to Internet access services area, network operators could not establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behaviour (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

In Europe, the application of the so-called “net neutrality Regulation” (Regulation (EU) 2015/2120 of November 25, 2015) will be monitored by national regulatory authorities following guidance to be delivered by the European Regulatory Authority (“BEREC”) on August 30, 2016. This guidance could directly impact internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices or increase transparency requirements on the Internet Access Service.

Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico and Peru, where OSIPTEL adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in 2012 and in force since January 1, 2017. In Brazil, the President approved a net neutrality decree (regulating Marco Civil) on May 11, 2016. In Mexico, the IFT scheduled a public consultation to be carried out in August 2016 in respect of the guidelines that will be issued regarding net neutrality, which was postponed to the first quarter 2017. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes are the establishment of rules more restricted to apply measures for traffic management and restrictive rules for “Zero Rating”. If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group’s reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

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Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 906 million euros in 2016, representing a decrease of 14.1% from 1,055 million euros in 2015 (1,111 million euros in 2014). These expenses represented 1.7%, 1.9% and 2.2% of the Group’s consolidated revenues in 2016, 2015 and 2014, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (“OECD”) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond to Telefónica’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by the Telefónica Group’s IT systems to adequately respond to the Group’s evolving operating requirements could have an adverse effect on the Group’s business, financial condition and results of operations.

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2016 Consolidated Financial Statements

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2016, the Telefónica Group depended on three handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to Telefónica’s systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica’s data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

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Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2016, impairment losses in goodwill were recognized amounting to 215 million euros for Telefónica operations in Venezuela (124 million euros) and Mexico (91 million euros).

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse effect on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and to the Corporate Tax. Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

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Non-Financial indicators

This is a tracking table for the Telefónica’s most relevant non-financial indicators related to the way the Company manages its long-term strategy and the progress made in executing on it.

Indicators	Unit	2016
ECONOMIC
Impact in communities
Local suppliers	Percentage	81.9%
Average period for paying suppliers (Domestic market)	Days	45
Global tax contribution: total contribution (borne and collected)	Million euros	11,364
Internal impact
No. of audits or evaluations on risk suppliers	Units	11,678
Risk suppliers with corrective action plans arising from the audits	Units	468
Standard entry level wage compared to local minimum wage (Spain)	Times	2.24
Customers
Traffic managed (December 2016)	Tbytes/month	2,562,525
Customer satisfaction index at the end of the year	Points out of 10	7.46
Digital Trust
Attending data protection training courses during the period	People	25,498
Number of fines confirmed for data protection issues during 2016	Units	55
Internal complaint channels
Total number of complaints registered	Units	1,152
Identifications found to be justified	Units	641
Measures to terminate the employment contract taken as a result of the complaints received	Units	135
Bribery and corruption
Number of confirmed cases	Units	2
Measures taken in relation to employees in the work place as a result of confirmed cases of corruption	Units	2

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Description of indicators	Unit	2016
SOCIAL
Internal (HHRR)
Total no. employees at the end of period	People	127,323
Voluntary turnover (1)	Percentage	6.8%
Employees under 30 yrs old (1)	People	24,331
Percentage of women on staff	Percentage	37.6%
Percentage of female directors (1)	Percentage	20.5%
No. of people with disabilities (1)	People	855
Average salary of women compared to men undifferentiated seniority: managers (Spain)	Percentage	97.3%
Average salary of women compared to men undifferentiated seniority: middle managers (Spain)	Percentage	95.9%
Employees with collective bargaining (1)	Percentage	64.7%
Global Environment and Commitment Index	Points out of 100	79.0
No. of hours of training (1)	Thousands of hours	4,946.9
Absenteeism rate (AR) (1) (2)	Units	4,284
Incident rate (IR) (1) (3)	Units	1.05
Number of discrimination cases detected	Units	0
Measures taken in relation to employees in the workplace as a result of confirmed cases of discrimination	Units	0
External
Penetration of broad band in fix access	Percentage	55.4%
Mobile prepay customers	Thousands	165,663
ENVIRONMENTAL (4)
Energy
Total energy consumption	MWh	5,819,320
Energy from renewable sources	MWh	2,601,744
Greenhouse gas emissions
Direct Emissions (scope I)	tCO2eq	137,043
Indirect Emissions (scope II location method)	tCO2eq	1,586,302
Indirect Emissions (scope II market method)	tCO2eq	811,711

Notes

(1)	Data in process of external verification
(2)	(Number of days lost due to absence in the period / Total number of days worked in the period)* 200,000
(3)	(Total number of accidents / Total hours worked)* 200,000
(4)	Environmental data verified by AENOR correspond to the main countries, representing up to 89% of the total revenues

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Other information

Group companies with non-controlling interests

Non-controlling interests in the Telefónica Group companies can be divided into two groups. Firstly, subsidiaries listed in a regulated market: Telefônica Brasil and Telefónica Deutschland, where minority shareholdings are widely dispersed and in respect of which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with whom agreements are entered into in order to guarantee the protection of such shareholder’s rights and, in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions (see Note 21.b).

Average payment period of the Spanish companies

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2016 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby payments are made on set days of each month. Payments to Spanish suppliers in 2016 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2016, calculated In accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) dated January 29, 2016, amounted to 45 days (49 days in 2015).

Governance system

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders’ Meeting, and in the Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has six committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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2016 Consolidated Financial Statements

Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2016 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•	On January 10, 2017, Telefónica, S.A. redeemed 300 million euros of its 2,500 million euros syndicated credit facility signed on February 19, 2015 and maturing in 2021.

•	On January 17, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 1,750 million euros. This issuance was split into two series: one series, amounting to 1,250 million euros, maturing on January 17, 2025 and an annual coupon of 1.528% and the other series, amounting to 500 million euros maturing on October 17, 2028 and with an annual coupon of 2.318%. Both series of notes are guaranteed by Telefónica, S.A.

•	On January 17, 2017, Telefónica, S.A. amended the bilateral loan, signed originally on June 26, 2014 for an amount of 2,000 million euros and with an outstanding amount of 1,500 million euros, divided in two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017, Telefónica, S.A. signed a new amended to its bilateral loan extending the maturity date of the tranche A for 500 million euros until June 26, 2019.

•	On January 25, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 150 million euros, maturing on January 25, 2019. The notes are guaranteed by Telefónica, S.A.

•	On February 7, 2017, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros, 100 million euros and 120 million euros of its notes, issued on February 7, 2011, March 21, 2011, February 7, 2012, respectively. The notes were guaranteed by Telefónica, S.A.

•	On February 8, 2017, Telefónica Brasil, S.A. issued notes (debentures) in an aggregate notional amount of 2,000 million brazilian reais (approximately 600 million euros) maturing on February 8, 2022.

•	On February 15, 2017, Telefóncia Europe, B.V. drew down an aggregate principal amount of 750 million euros of its long term financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024.

•	On February 17, 2017, Telefónica Germany GmbH & Co. OHG agreed a 12-month extension on its 750 million euros syndicated credit facility dated on March 22, 2016 up to March 22, 2022.

Telxius

On February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, ”KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share).

The aforementioned agreement includes a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A.U. for a price of 790.5 million euros, as well as options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

After the transaction Telefónica will continue to maintain control over Telxius.

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Definitions

Below are definitions of certain technic al terms used in this report:

“Access” refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of Telefónica’s customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.

“ARPU” is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Bundles” refer to combination products that combine fixed services (wirelines, broad band and television) and mobile services.

“Churn” is the percentage of disconnections over the average customer base in a given period.

“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).

“Commercial activity” includes the addition of new lines, replacement of handsets and migrations.

“Data ARPU” is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues from sources such as Short Message Service (SMS), Multimedia Messaging Services (MMS), other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol (WAP) connectivity from sales to customers for the relevant period by the weighted average number of accesses for the same period, and then dividing by the relevant period.

“Data revenues” include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.

“Data traffic” includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.

“FaasT” is a cybersecurity technology that scans an organization’s system 24 hours a day, seven days a week, in order to prevent cybernetic attacks.

“Fixed telephony accesses” includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating Telefónica’s number of fixed line accesses, Telefónica multiplies its lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

“Fixed termination rates” is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.

“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

“HDTV” or “high definition TV” has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).

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“Interconnection revenues” means revenues received from other operators which use Telefónica’s networks to connect or to finish their calls and SMS or connect to their customers.

“Internet and data accesses” include broadband accesses (including retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include “Naked ADSL”, which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

“IPTV” (Internet Protocol Television) refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.

“ISP” means Internet service provider.

“IT”, or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

“Latch”, is a cybernetic application, protecting accounts and on-line services.

“Local loop” means the physical circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network.

“LTE” means Long Term Evolution, a 4G mobile access technology.

“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

“Market share” is the percentage ratio of the number of final accesses or operator revenues over the existing total market in an operating area.

“Metashield” is a cybernetic product for protecting metadata (information on data) in digital documents and archives.

“Mobile accesses” includes accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and pre-pay accesses.

“Mobile broadband” includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

“MTR” means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.

“MVNO” means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays a determined tariff to such a mobile network operator for using the infrastructure to facilitate coverage to their customers.

“Net adds” means the number of new accesses in a certain period.

“Non SMS data revenues” means data revenues excluding SMS revenues.

“OTT services” or “over the top services” means services provided through the Internet (such as television).

“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

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“Pay TV” includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

“Revenues” means net sales and revenues from rendering of services.

“Service revenues” means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica’s customers.

“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

“Tacyt” is a cybersecurity tool that supervises, stores, analyzes, correlates and classifies mobile applications.

“Unbundled local loop” or “ULL” includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully ULL) or only DSL service (shared unbundled loop, “shared ULL”).

“VoiceTraffic” means voice minutes used by Telefónica’s customers over a given period, both outbound and inbound.

“VoIP” means voice over Internet protocol.

“Wholesale accesses” means accesses Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.

“Wholesale ADSL” means accesses of broad band or fiber that we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

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Annual Corporate Governance Report for Listed Companies

A. Ownership structure

A.1	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
12/07/2016	5,037,804,990.00	5,037,804,990	5,037,804,990

Indicate whether different types of shares exist with different associated rights:

No

A.2	List the direct and indirect holders of significant ownership interests in your company at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	318,861,940	0	6.33%
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	0	259,651,258	5.15%
Blackrock, Inc.	0	262,747,410	5.22%

Name or corporate name of indirect holder	Through: Name or corporate name of direct holder	Number of voting rights
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Vidacaixa, S.A. de Seguros y Reaseguros	189,470
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Caixabank, S.A.	259,461,788
Blackrock, Inc	Blackrock Group	262,747,410

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Indicate the most significant movements in the shareholding structure during the year.

Name or corporate name of shareholder	Date of transaction	Description of transaction
Blackrock, Inc	2016/09/14	Exceeded 5% of the share capital

A.3 Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,230,745	0	0.02%
Mr. Isidro Fainé Casas	595,382	0	0.01%
Mr. José María Abril Pérez	157,077	158,211	0.01%
Mr. Julio Linares López	480,889	8,440	0.01%
Mr. César Alierta Izuel	5,505,144	0	0.11%
Ms. Eva Castillo Sanz	113,594	0	0.00%
Mr. José Javier Echenique Landiríbar	31,850	75,712	0.00%
Mr. Peter Erskine	42,733	0	0.00%
Mr. Luiz Fernando Furlán	38,423	0	0.00%
Mr. Gonzalo Hinojosa Fernández de Angulo	51,135	206,815	0.01%
Mr. Pablo Isla Álvarez de Tejera	10,294	0	0.00%
Mr. Antonio Massanell Lavilla	2,743	0	0.00%
Mr. Ignacio Moreno Martínez	18,311	0	0.00%
Mr. Francisco Javier de Paz Mancho	64,862	0	0.00%

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Name or corporate name of indirect shareholder	Through: Name or corporate name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other company shareholders	158,211
Mr. Julio Linares López	Other company shareholders	8,440
Mr. José Javier Echenique Landiríbar	Other company shareholders	75,712
Mr. Gonzalo Hinojosa Fernández de Angulo	Other company shareholders	206,815
% of total voting rights held by the Board of Directors		0.17%

Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% of total voting rights
Mr. José María Álvarez-Pallete López	384,000	0	600,000	0.01%
Mr. César Alierta Izuel	648,000	0	1,012,500	0.01%

A.4	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are of little relevance or arise from ordinary trading or exchange activities.

A.5	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are of little relevance or arise from ordinary trading or exchange activities.

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.A.U., in Adquira España, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Shareholding of Caixabank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Shareholding of Caixabank consumer Finance, E.F.C., S.A. (subsidiary of Caixabank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.

Telefónica, S.A.    275

2016 Consolidated Financial Statements

A.6	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

Parties to the shareholders’ agreement
Vivendi, S.A.
Telefónica, S.A.

% of share capital affected
0.98%

Brief description of the agreement:

See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the shareholders’ agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.27%

Brief description of the agreement:

See heading H “Other information of interest”, Note 5 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

No

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.

—

A.7	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 5 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify.

Telefónica, S.A.    276

2016 Consolidated Financial Statements

No

A.8	Complete the following tables on the company’s treasury shares.

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
141,229,134	0	2.80%

(*) Through:

—

Detail any significant changes during the year, in accordance with Royal Decree 1362/2007.

Explain any significant changes

On January 15, 2016, Telefónica notified the Spanish National Securities Market Commission, (Comisión Nacional del Mercado de Valores, CNMV), the direct acquisition of 53,265,917 shares, which represented 1.071% of the company’s share capital.

In accordance with the resolution for reduction in share capital through the cancellation of treasury shares approved by the Ordinary General Shareholders Meeting on May 12, 2016, and after the resolution to that effect adopted by the Board of Directors of the Company, the deed of the share capital reduction was registered in the Companies Registry of Madrid on October 11, 2016. Consequently, 74,627,988 treasury shares of Telefónica, S.A., which represented 1.50% of its share capital, were cancelled.

On October 18, 2016, Telefónica notified the Spanish National Securities Market Commission, (Comisión Nacional del Mercado de Valores, CNMV), the direct acquisition of 49,405,408 shares, which represented 1.008% of the company’s share capital.

On December 9, 2016, Telefónica notified the Spanish National Securities Market Commission, (Comisión Nacional del Mercado de Valores, CNMV), the acquisition of 5,431,889 shares, which represented 0.108% of the company’s share capital, as consequence of the execution of the share capital increase approved by the Ordinary General Shareholders Meeting of Telefónica, S.A. on May 12, 2016, under the item VIII.2 of its Agenda.

A.9	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares.

At Telefónica’s Ordinary General Shareholders Meeting held on May 30, 2014, the shareholders resolved to renew the authorisation granted at the General Shareholders Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“A) Authorise, pursuant to articles 144 and the articles thereunder of the Spanish Corporations Act, the derivative acquisition, at any point and as many times as it might be deemed necessary, by Telefónica, S.A. –either directly, or through any of its subsidiaries – of treasury stock, fully-paid, by purchase and sale, by exchange or by any other legal transaction.

The minimum acquisition price or minimum value of the consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum consideration value shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Telefónica, S.A.    277

2016 Consolidated Financial Statements

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and all its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights owned by them, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B) To authorize the Board of Directors, as broadly as possible, to exercise the authorisation granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 2, 2010.”

A.9.bis.	Estimated free-float capital:

Estimated free-float capital		%
78.08

A.10	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market.

Yes

Description of the restrictions
See heading H “Other information of interest”, Note 7 to Section A.10.

A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

—

A.12	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

Shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the “Continuous Markets”), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they all have the same characteristics, rights and obligations.

Telefónica, S.A.    278

2016 Consolidated Financial Statements

On the New York and Lima stock exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

Telefónica, S.A.    279

2016 Consolidated Financial Statements

B.	General Shareholders Meeting

B.1	Indicate and, as applicable, describe any difference between the system of minimum quorums for constitution of the General Shareholders Meeting established in the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

B.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC:

No

Describe how they differ from the rules established in the LSC.

—

B.3	Indicate the rules governing amendments to the company’s Bylaws. In particular, indicate the majorities required to amend the Bylaws and, if applicable, the rules for protecting shareholders’ rights when changing the Bylaws.

The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree to amend the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.

The procedure for amending the Bylaws is governed by Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is convened to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders’ Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favour of the resolution.

Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report in which they justify the amendment, which will have to be submitted to the shareholders which are taking part in the Shareholders’ Meeting to deliberate on that amendment.

Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might have to be amended, and note that all the shareholders are entitled to analyse the full text of the proposed amendment and the report on such an amendment at the registered offices, and also to request that such documents be delivered to them or sent free of charge.

According to article 291 of the Spanish Corporations Act, when new obligations are established for shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

The procedure for voting on proposed resolutions by the Shareholders’ Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

Telefónica, S.A.    280

2016 Consolidated Financial Statements

B.4	Indicate the attendance figures for the General Shareholders’ Meetings held during the year:

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2015/06/12	11.55%	46.36%	0.01%	0.48%	58.40%
2016/05/12	0.21%	55.34%	0.03%	0.55%	56.13%

B.5	Indicate whether the Bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders Meetings.

Yes

Number of shares required to attend the General Shareholders Meetings
300

B.6	Section eliminated.

B.7	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

Telefónica, S.A.    281

2016 Consolidated Financial Statements

C.	Company management structure

C.1	Board of Directors

C.1.1	List the maximum and minimum number of directors included in the Bylaws:

Maximum number of directors	20
Minimum number of directors	5

C.1.2	Complete the following table with board members’ details.

Name or corporate name of director	Repre-sentative	Type of director	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. José María Álvarez- Pallete López	—	Executive	Chairman	2006/07/26	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	1994/01/26	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	2007/07/25	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Julio Linares López	—	Other external directors	Vice Chairman	2005/12/21	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. César Alierta Izuel	—	Other external directors	Director	1997/01/29	2012/05/14	Resolution of General Shareholders’ Meeting
Ms. Eva Castillo Sanz	—	Other external directors	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Peter Erskine	—	Independent	Director	2006/01/25	2016/05/12	Resolution of General Shareholders’ Meeting
Ms. Sabina Fluxà Thienemann	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Independent	Director	2008/01/23	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Peter Löscher	—	Independent	Director	2016/04/08	2016/05/12	Resolution of General Shareholders’ Meeting

Telefónica, S.A.    282

2016 Consolidated Financial Statements

Mr. Antonio Massanell Lavilla	—	Proprietary	Director	1995/04/21	2016/05/12	Resolution of General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	2011/12/14	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Independent	Director	2007/12/19	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Wang Xiaochu	—	Proprietary	Director	2015/09/30	2016/05/12	Resolution of General Shareholders’ Meeting
Total number of directors
18

Indicate any board members who left during this period.

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
Mr. José Fernando de Almansa Moreno-Barreda	Other external Directors	2016/04/08
Mr. Carlos Colomer Casellas	Independent	2016/04/08
Mr. Santiago Fernández Valbuena	Executive	2016/04/08
Mr. Alfonso Ferrari Herrero	Independent	2016/04/08

C.1.3	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Post held in the company
Mr. José María Álvarez-Pallete López	Executive Chairman
Total number of executive directors	1
% of the Board	5.56%

Telefónica, S.A.    283

2016 Consolidated Financial Statements

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited

Total number of proprietary directors	5
% of the Board	27.78%

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Was Chairman of Ladbrokes, Plc until December 2015.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Ms. Sabina Fluxà Thienemann	Business Management and Administration graduate. MBA from ESADE. High Business Management Program at IESE. Co-Vice Executive President and CEO of Iberostar Group.
Mr. José Javier Echenique Landiríbar	Economic and Actuarial Sciences graduate. Vice-Chairman of Banco Sabadell, S.A.
Mr. Peter Löscher	Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Chairman of the Supervisory Board of OMV Aktiengesellschaft and Sulzer AG
Mr. Juan Ignacio Cirac Sasturain	Graduated in Theoretical Physics. Ph. D. in Physics. Fields of Specialization in Theoretical Quantum Optics, Quantum Information, Atomic Physics, Quantum Many-Body Physics.

Total number of independent directors	9
% of the Board	50.00%

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

No

If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

Telefónica, S.A.    284

2016 Consolidated Financial Statements

OTHER EXTERNAL DIRECTORS

Identify the other external directors and list the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as Chief Operating Officer (C.O.O.) of Telefónica, S.A. and his managerial post in the Telefónica Group, and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.
Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned as Chairwoman of Telefónica Europa, and was therefore included in the “Other external Directors” category.	Telefónica, S.A.
Mr. César Alierta Izuel	On April 8, 2016, Mr. César Alierta Izuel resigned from his post as Executive Chairman of Telefónica, S.A. and his executive duties in the Telefónica Group, and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.
Total number of other external directors		3
% of the Board		16.67%

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Former category	Current category
Mr. César Alierta Izuel	2016/04/08	Executive	Other External

C.1.4	Complete the following table on the number of female directors over the past four years and their category.

	Number of female directors				% of total directors of each type
	Year 2016	Year 2015	Year 2014	Year 2013	Year 2016	Year 2015	Year 2014	Year 2013
Executive	0	0	0	1	0.00%	0.00%	0.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	1	0	0	0	11.11%	0.00%	0.00%	0.00%
Other External	1	1	1	0	33.33%	33.33%	50.00%	0.00%
Total:	2	1	1	1	11.11%	5.56%	5.56%	5.56%

C.1.5	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as a Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders Meeting held on April 22, 2008, and she was re-elected to serve in this position by the Ordinary General Shareholders’ Meeting on May 31, 2013.

Telefónica, S.A.    285

2016 Consolidated Financial Statements

Likewise, on April 8, 2016, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Sabina Fluxà Thienemann as a Director of Telefónica. The Ordinary General Shareholders Meeting, held on May 12, 2016, ratified this appointment.

Similarly, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognised calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Article 10.4 of the Regulations of the Board of Directors also provides that the Board will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias which could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November 25, 2015, the Board of Directors approved a Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, without any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

In accordance with the aforesaid Policy, candidates to be Telefónica Directors will be selected using the following principles:

1. - The Company will ensure that the Board of Directors has a balanced structure, with an ample majority of non-executive Directors and an adequate proportion between Proprietary and Independent Directors.

2. - The Board of Directors will ensure that Board members are selected using procedures that favour gender equality and diversity of knowledge and experience, and which prevent any underlying bias which could cause any kind of discrimination. It will also ensure that candidates put forward to be non-executive Directors have enough time available to be able to adequately perform their duties.

3. - A preliminary analysis of the Company’s and of the Group’s requirements will be used in the process of selecting candidates to be Directors. This analysis will be made by the Company’s Board of Directors, which will be advised and which will receive a mandatory preliminary report by the Nominating, Compensation and Corporate Governance Committee.

4. - This report by the Nominating, Compensation and Corporate Governance Committee will be published when calling the General Shareholders Meeting at which each Director will be submitted for confirmation, appointment or re-election.

5. - Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director Selection Policy is complied with, and will report with such information in the Annual Corporate Governance Report.

As far as candidates put forward as Directors are concerned, the Director Selection Policy establishes that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, in fulfilling their respective duties, that all persons proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.

Candidates put forward as Directors will be persons with a high level of reputation, solvency, experience and training, particularly in the field of telecommunications, economics-finance, accounting, auditing, risk management, and/or business administration, who are able to lead teams consisting of people from different fields of activity, and with extensive experience in major corporations.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognised calibre, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

Telefónica, S.A.    286

2016 Consolidated Financial Statements

C.1.6	Explain the measures taken, if applicable, by the Nominating Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

The Nominating, Compensation and Corporate Governance Committee analysed and returned a positive opinion of the Director Selection Policy of Telefónica, S.A. approved by the Board of Directors of the company in its meeting held on November 25, 2015.

Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

When, despite the measures taken, there are few or no female directors, explain the reasons.

Explanation of the reasons.

All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company.

Thus, in the amendment carried out during the year 2016 in the composition of the Company’s Board of Directors, Ms. Sabina Fluxà Thienemann was appointed unanimously by the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance, as Independent Director of Telefónica. The Ordinary General Shareholders Meeting of Telefónica, held on May 12, 2016, ratified this appointment.

In the appointment proposal of Ms. Sabina Fluxà Thienemann, the Nominating, Compensation and Corporate Governance Committee considered the solvency, competence, experience, professional merits and willingness of Ms. Fluxà for the effective performance of her functions, only when considering her personal and professional features. This is all to take place within the framework of the Director Selection Policy of the Company which expressly states, with regard to the promotion of Female Directors’ presence in the Board of Directors, that it is mandatory for Director’s selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination.

C.1.6.bis	Explain the conclusions of the Nominating Committee regarding verification of compliance with Director selection policy. And, in particular, how this policy is being used towards the target that at least 30% of the total members of the Board of Directors should be female directors by 2020.

Explanation of conclusions.

Since 25 November, 2015, Telefónica S.A. has used a specific and verifiable Director Selection Policy, approved by the Board of Directors, which is aimed at ensuring that Director appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience.

This policy is public and can be consulted at the corporate website (www.telefonica.com).

Telefónica, S.A.    287

2016 Consolidated Financial Statements

Within the framework of such policy, during the year 2016, the Nominating, Compensation and Corporate Governance Committee proposed and informed about the appointment of Directors of Telefónica, S.A., on the basis of solvency, competence, experience, professional merits and willingness of the candidates to devote the time and effort needed for the effective performance of their functions, only when considering their personal and professional features.

On its meeting held on April 7, 2016, the Committee proposed to the Company’s Board of Directors, the appointment by co- optation of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher and Mr. Juan Ignacio Cirac Sasturain as Independent Directors, replacing Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. José Fernando de Almansa Moreno-Barreda and Mr. Santiago Fernández Valbuena, respectively.

Likewise, the Committee informed and/or proposed the re-election and ratification of the Directors of Telefónica, S.A. by the General Ordinary Shareholders Meeting of the Company, considering and analysing the functions performed and the commitment of the Directors, basing all the proposals on a prior analysis of the Board of Director’s needs, and promoting the knowledge, experience and gender diversity.

Thus, the General Ordinary Shareholders Meeting held on May 12, 2016, on the proposal of the Board of Directors, approved the re-election of Mr. Isidro Fainé Casas, Mr. Julio Linares López, Mr. Peter Erskine, and Mr. Antonio Massanell Lavilla, as well as the ratification of the appointment of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, Mr. Juan Ignacio Cirac Sasturain and Mr. Wang Xiaochu.

Furthermore, with regards to the promotion of Female Directors’ presence in the Board of Directors, it is important to note that the Director Selection Policy expressly states that it is mandatory for Director selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination. Notwithstanding the foregoing, the Nominating, Compensation and Corporate Governance Committee and the Board of Directors of the Company have taken into account this premise in all their appointment proposals, re-elections and ratifications of the Directors that were presented, analysed and approved during this year 2016, and specifically the appointment proposal of Ms. Sabina Fluxà Thienemann, approved by the General Ordinary Shareholders Meeting held on May 12, 2016.

C.1.7	Explain how shareholders with significant holdings are represented on the board.

As stated in section C.1.3 of this Annual Corporate Governance Report, at December 31, 2016, the group of external Directors of Telefónica, S.A. was composed of 17 members (out of a total of 18 Members), of whom 5 are proprietary Directors, 9 are independent and 3 fall under the “Other external Directors” category.

Of the five proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.15% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.33% of the capital; and one in representation of China Unicom (Hong Kong) Limited (China Unicom), which owns 1.27% of the capital stock. The percentages mentioned above refer to December 31, 2016.

Telefónica, S.A.    288

2016 Consolidated Financial Statements

C.1.8	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 3% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section H “Other information of interest”, Note 5 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

On May 18, 2011, the General Shareholders’ Meeting approved the appointment of Mr. Chang Xiaobing as Company Director, acting on the proposal made by China Unicom, for the purpose of executing the addendum to the Strategic Partnership Agreement agreed in January 2011. On September 30, 2015, the Board of Directors approved by co-option to appoint Mr. Wang Xiaochu, as a new member of the Board of Directors, as a proprietary Director, to replace Mr. Chang Xiaobing, who decided to step down from his position as Director of Telefónica, S.A., after ceasing in his duties as Chairman and CEO of China Unicom (Hong Kong) Limited, and once Mr. Wang Xiaochu had been appointed to those positions.

This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.

No

C.1.9	Indicate whether any director has resigned from office before their term of office has expired, whether that Director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Yes

Name of director	Reasons for resignation
Mr. Carlos Colomer Casellas	Mr. Carlos Colomer Casellas, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

Name of director	Reasons for resignation
Mr. José Fernando de Almansa Moreno-Barreda	Mr. José Fernando de Almansa Moreno-Barreda, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

Name of director	Reasons for resignation
Mr. Santiago Fernández Valbuena	Mr. Santiago Fernández Valbuena, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

Telefónica, S.A.    289

2016 Consolidated Financial Statements

Name of director	Reasons for resignation
Mr. Alfonso Ferrari Herrero	Mr. Alfonso Ferrari Herrero, in order to refresh the Board of Directors, formally stated his voluntary resignation to the Board of Directors, at its meeting held on April 8, 2016, effective as of this particular time, from its respective position as Director of Telefónica, S.A., and thus from all of his positions within the Board of Directors and within the Committees of such Board.

C.1.10	Indicate what powers, if any, have been delegated to the Chief Operating Officer:

Name or corporate name of director	Brief description
Mr. José María Álvarez-Pallete López – Executive Chairman (Chief Executive Officer)	The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the powers that the Board of Directors reserves itself, and may not delegate.

C.1.11	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Position	Does he or she have executive functions?
Mr. César Alierta Izuel	Telefónica Audiovisual Digital, S.L.U.	Director	No
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, AG	Chairman of Supervisory Board	No
Mr. Peter Erskine	Telefónica Deutschland Holding, AG	Member of Supervisory Board	No
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director	No
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica de Argentina, S.A.	Director	No
	Telefónica Brasil, S.A.	Director	No
	Telefónica Móviles de México, S.A. de C.V.	Director	No
	Telefónica Ingeniería de Seguridad, S.A.	Chairman	No

C.1.12	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Position
Mr. César Alierta Izuel	China Unicom (Hong Kong) Limited	Director
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A.	Vice Chairman
	Repsol, S.A.	Director
	ACS, Actividades de Construcción y Servicios, S.A.	Director
	Ence, Energía y Celulosa, S.A.	Director
Mr. Isidro Fainé Casas	Gas Natural SDG, S.A.	Chairman
	The Bank of East Asia	Director
	Suez Environnement Company	Director
Mr. Luiz Fernando Furlán	Brasil Food, S.A. (BRF)	Director
	AGCO Corporation	Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman - CEO

Telefónica, S.A.    290

2016 Consolidated Financial Statements

Mr. Peter Löscher	OMV Aktiengesellschaft	Chairman
	Sulzer AG	Chairman
	Deutsche Bank AG	Director
Mr. Antonio Massanell Lavilla	Caixabank, S.A.	Vice Chairman
	Repsol, S.A.	Director
	Erste Group Bank AG	Director
Mr. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
Mr. Wang Xiaochu	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman - CEO

C.1.13	Indicate and, where appropriate, explain whether the Board Regulations establish rules about the maximum number of company boards on which its directors may sit:

Yes

Explanation of rules

As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.

For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director’s own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted.

On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.14	Section eliminated.

C.1.15	List the total remuneration paid to the Board of Directors in the year:

Board remuneration (thousands of euros)	10,855
Amount of total remuneration by current directors in accumulated pension rights (thousands of euros)	63,149

Amount of total remuneration by former directors in accumulated pension rights (thousands of euros)	450

Telefónica, S.A.    291

2016 Consolidated Financial Statements

C.1.16	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Mr. Ángel Vilá Boix	General Manager of Strategy and Finance
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer (CCDO)
Mr. Juan Francisco Gallego Arrechea	Director Internal Audit

Telefónica, S.A.    292

2016 Consolidated Financial Statements

Total remuneration received by senior management (in thousands of euros)	11,075

C.1.17	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Position
Chairman of Criteria Caixa, S.A.U.
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Chairman of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Vice-Chairman of Caixabank, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies:

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. César Alierta Izuel	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Trustee of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General manager of Wholesale and Investment Banking
Mr. Juan Ignacio Cirac Sasturain	Fundación Banco Bilbao Vizcaya Argentaria	Member of the Scientific Advisory Committee
	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Member of the Advisory Board
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Regional Advisory Board
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

C.1.18	Indicate whether any changes have been made to the board regulations during the year:

No

C.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

See heading H “Other information of interest”, Note 11 to Section C.1.19

C.1.20	Explain, if applicable, to what extent this annual evaluation of the Board has prompted significant changes in its internal organization and the procedures applicable to its activities:

Telefónica, S.A.    293

2016 Consolidated Financial Statements

Outline of changes

In a meeting on February 23, 2016, the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.’s evaluation in 2015 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.

Furthermore, and as a result of this Evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

i.	Wherever possible, mechanisms will be put in place so that the documentation and information pertaining to the matters to be discussed in the meetings of the Board of Directors and its Committees is provided earlier.

ii.	Identify matters relating to the Committees of the Board of Directors in order to optimise how they are run.

iii.	Continue implementing measures to ensure that the General Meeting of Shareholders is run as effectively as possible.

iv.	Broaden the scope of the topics discussed in the Board, and take a more detailed look at the Board’s composition.

C.1.20.bis	Describe the evaluation process and the evaluated areas performed by the Board of Directors, assisted, if applicable, by an external advisor, with regard to diversity in the Board’s composition and skills, in the functioning and composition of its Committees, the performance of the Chairman of the Board of Directors and the company CEO, and each Director’s performance and contribution.

Every year, all the Company Directors assess the working of the Board of Directors of Telefónica, S.A., that of the Board Committees, the Senior Management and of the General Shareholders Meeting.

Subsequently, the Nominating, Compensation and Corporate Governance Committee reviews and analyses the results of the Directors’ assessment, identifying any areas where there is room for improvement. Once it has scrutinised and analysed the results in depth, the Nominating, Compensation and Corporate Governance Committee makes a proposal to the Board of Directors to implement the suggestions and recommendations deemed pertinent.

In the Board of Directors meeting held on 30 November, all the Directors were handed a questionnaire in order to carry out the assessment for 2016.

The questionnaire includes a broad range of questions divided into the following five sections:

•	Composition (quantitative and qualitative), working and powers of the Board, expressly including adequate performance and the Directors’ contribution to the Board of Directors.

•	Composition and working of the Committees, expressly including the performance and contribution of the Chairpersons of the Board of Directors’ Committees.

•	Adequacy of the performance of the Executive Chairman.

•	Directors’ Rights and Duties.

•	General Shareholders Meeting.

As referred to above, once the questionnaires—filled in with the Directors’ opinion and suggestions—were received, action plans regarding the areas where improvement was considered to be needed were set in motion.

The Board of Directors unanimously approved the proposed improvements made by the Nominating, Compensation and Corporate Governance, aimed at optimising the working of the Company’s Governance Bodies.

Telefónica, S.A.    294

2016 Consolidated Financial Statements

In accordance with the Director Selection Policy, every three years an external consultancy firm will assist the Board of Directors in performing the assessment. The independence of the consultancy firm will be verified by the Nominating, Compensation and Corporate Governance Committee.

C.1.20.	ter Details, if applicable, of the business relations which the consulting firm or any Group company has with the company or any company in its group.

—

C.1.21	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardise its interests.

The conditions listed above under Recommendation C.1.19 (“Removal”) above must also be taken into consideration.

C.1.22	Section eliminated.

C.1.23	Are qualified majorities, other than legal majorities, required for any type of decisions?

No

If applicable, describe the differences.

C.1.24	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman of the Board of Directors.

Yes

Description of requirements

In accordance with Article 31.4 of the Corporate Bylaws, in order for a Director to be appointed Chairman, such Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

C.1.25	Indicate whether the Chairman has the casting vote:

No

Telefónica, S.A.    295

2016 Consolidated Financial Statements

C.1.26	Indicate whether the Bylaws or the regulations of the Board of Directors set any age limit for directors:

No

C.1.27	Indicate whether the Bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

C.1.28	Indicate whether the Bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also provide details if any restriction in the categories in which a proxy may be delegated has been established, beyond the restrictions imposed by applicable legislation. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavour to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavour, to the extent possible, to include voting instructions in the proxy document.

C.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of Board meetings	12
Number of Board meetings held without the Chairman’s attendance	0

If the Chairman is a non-executive Director, indicate the number of meetings held, without attendance or proxy of any executive Director and under the Chairmanship of the Lead Independent Director.

Number of meetings	0

Indicate the number of meetings of the various board committees held during the year.

Executive Commission	17
Audit and Control Committee	13
Nominating, Compensation and Corporate Governance Committee	11
Service Quality and Customer Service Committee	4
Regulation and Institutional Affairs Committee	7
Strategy and Innovation Committee	7

C.1.30	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions.

Directors’ attendance	11
% of attendances of the total votes cast during the year	99.54%

Telefónica, S.A.    296

2016 Consolidated Financial Statements

C.1.31	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously:

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorisation for issue by the board.

C.1.32	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

A.	Supervise internal audit and, in particular:

a)	Safeguard the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for internal audit;

c)	Propose the budget for such service;

d)	Review the internal audit work plan and its annual activities report;

e)	Receive regular information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

B.	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

C.	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

b)	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c)	The control and information systems to be used to control and manage these risks.

D.	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

Telefónica, S.A.    297

2016 Consolidated Financial Statements

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

E.	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

F.	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

G.	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held thirteen (13) meetings in the course of 2016.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the Company’s management and its subsidiaries’ management have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the financial department, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.

C.1.33	Is the Secretary of the Board also a Director?

No

If the Secretary is not a member of the Board, fill in the following table:

Name or corporate name of Secretary	Representative
Mr. Ramiro Sánchez de Lerín García-Ovies	—

C. 1.34	Section eliminated.

Telefónica, S.A.    298

2016 Consolidated Financial Statements

C.1.35	Indicate, where applicable, the specific mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

Article 22 of the Regulations of the Board of Directors stipulates that the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.

Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team. Likewise, as established in Article 40 of the Regulations of the Board of Directors, every year the Auditor will have a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company’s accounting and risks situation.

In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor:

No

Explain any disagreements with the outgoing auditor and the reasons for the same:

Telefónica, S.A.    299

2016 Consolidated Financial Statements

C.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

No

C.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	12	12

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	35.30	46.20

C.1.40	Indicate and give details of any procedures through which directors may receive external advice:

Yes

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalised through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies:

Yes

Procedures

The Company, where possible, adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

Telefónica, S.A.    300

2016 Consolidated Financial Statements

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organises the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors’ right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 26) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organisation.

C.1.42	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardises its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43	Indicate whether any member of the Board of Directors has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the Spanish Corporations Act:

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

Telefónica, S.A.    301

2016 Consolidated Financial Statements

C.1.44	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI’s stake is 40%. This arrangement was completed on August 2, 2013.

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financial Reporting Standards (IFRS).

2. - Financing agreements:

On February 19, 2015, Telefónica, S.A., as borrower, and a group of credit entities, as lenders, with Citibank International Limited as the agent bank, entered into a syndicated loan amounting to EUR 2,500 million. On the same date, Telefónica, S.A. executed an amendment of another syndicated loan of EUR 3,000 million, formalized on February 18, 2014, with The Royal Bank of Scotland, PLC as the agent bank.

Likewise, on November 17, 2015, Telefónica, S.A. and a group of credit entities, with Banco Bilbao Vizcaya Argentaria, S.A. as the agent bank, formalized a syndicated loan of EUR 3,000 million, which was modified on November 15, 2016 to reflect certain agreements reached between the parties with respect to its economic terms, including a reduction in its amount up to EUR 1,500 million.

On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal en España, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as lenders, with the support of Finnvera Plc, entered into a financing agreement amounting to EUR 500 million.

On March 8, 2016, Telefónica, S.A., as borrower, Export Development Canada and AB Svensk Exportkredit, as lenders, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, as the agent, entered into a financing agreement amounting to EUR 300 million.

As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the appointment of the majority of members of the board of directors, or on the Company’s financial and operational policies.

C.1.45	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other.

Number of beneficiaries	40
Type of beneficiary
Executive Directors, Senior Managers and other Employees

Telefónica, S.A.    302

2016 Consolidated Financial Statements

Description of the resolution

With regards to the conditions applicable to termination of contracts, the Executive Chairman Mr. José María Álvarez-Pallete López mantains the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years’ of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

C.2.	Board committees

C.2.1	Give details of all the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors:

EXECUTIVE COMMISSION

Name	Position	Professional category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Member	Independent
Mr. Peter Erskine	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent

Telefónica, S.A.    303

2016 Consolidated Financial Statements

% of Executive Directors	14.29%
% of Proprietary Directors	28.57%
% of Independent Directors	57.14%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a) Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b) Operation.

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c) Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C) of the Regulations of the Board of Directors).

Most significant actions during the year.

During the 2016 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analysed, reviewed, deliberated upon and adopted resolutions on a range of matters concerning, inter alia:

•	The business activity performed by the Telefónica Group: i) products and services (E2E Digitalization, Internet of Things, Security B2B, Network, Terminals, Business Intelligence, Big Data, voice and data, video services, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.

Telefónica, S.A.    304

2016 Consolidated Financial Statements

•	Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).

•	Corporate and financing transactions of the Telefónica Group.

Indicate whether the composition of the Executive Commission reflects the participation within the board of the different types of directors:

Yes

Telefónica, S.A.    305

2016 Consolidated Financial Statements

AUDIT AND CONTROL COMMITTEE

Name	Position	Professional category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	40.00%
% of Independent Directors	60.00%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 17 to Section C.2.1.

Indicate the Director who sits on the Audit Committee who has been appointed, taking into account his/her knowledge and experience in accounting, auditing or in both, and state how many years the Chairman of this Committee has held this position.

Name or Director with experience
Mr. José Javier Echenique Landiríbar
No. years Chairman has held this position
1

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Professional category
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Peter Erskine	Member	Independent
Ms. Sabina Fluxà Thienemann	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

% of Proprietary Directors	0.00%
% of Independent Directors	100.00%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 18 to Section C.2.1.

Telefónica, S.A.    306

2016 Consolidated Financial Statements

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Julio Linares López	Member	Other External
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of Proprietary Directors	40.00%
% of Independent Directors	20.00%
% of Other External Directors	40.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:

a) Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2)	To evaluate levels of customer service provided by the companies of the Group to their customers.

Most significant actions during the year.

In the 4 meetings held by the Quality Committee in 2016, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.

Telefónica, S.A.    307

2016 Consolidated Financial Statements

REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Professional category
Mr. Julio Linares López	Chairman	Other External
Ms. Eva Castillo Sanz	Member	Other External
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Propietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of Proprietary Directors	33.33%
% of Independent Directors	33.33%
% of Other External Directors	33.33%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Regulation and Institutional Affairs Committee:

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Regulation and Institutional Affairs Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Regulation and Institutional Affairs Committee shall have, at least, the following duties:

1)	To carry out, through study, analysis and discussion, permanent monitoring of the main matters and themes of the regulatory order that affect the Telefónica Group at all times.

2)	To provide a channel for communication and information between the management team and the Board of Directors in statutory matters and, when appropriate, to bring to the knowledge of the latter matters that are considered relevant to the Company, or to any of the companies in the Group and on which it may be necessary or convenient to adopt a decision or to establish a specific strategy.

3)	To review, report and propose to the Board of Directors the principles that must guide the Group’s Sponsorship and Patronage policy, monitor such policy and individually approve all sponsorships or patronages that exceed the limit set by the Board, and that have to be approved by the Board.

4)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.

Most significant actions during the year.

The Regulation and Institutional Affairs Committee held 7 meetings in the 2016 year (prior to the reorganization of this Committee –see heading H “Other information of interest”, Note 12-, the Regulatory Committee held one meeting in 2016, and the Institutional Affairs Committee held 4 meetings), have been analysed and debated:

•	The regulatory matters of most significance for the Telefónica Group, were set out in the Regulatory Agenda; at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the aforementioned Regulatory Agenda, are updated in each meeting, and in the specific documents or reports submitted to the Committee, when deemed advisable.

Telefónica, S.A.    308

2016 Consolidated Financial Statements

•	A continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most significant issues in this field.

As with the other Board Committees, the relations between this Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the Directors with the necessary documentation, so that it can take such actions into account when performing its duties.

STRATEGY AND INNOVATION COMMITTEE

Name	Position	Professional category
Mr. Peter Erskine	Chairman	Independent
Mr. José María Abril Pérez	Member	Propietary
Ms. Eva Castillo Sanz	Member	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Peter Löscher	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Propietary

% of Proprietary Directors	28.57%
% of Independent Directors	57.14%
% of Other External Directors	14.29%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Strategy and Innovation Committee:

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy and Innovation Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategy and Innovation Committee shall be:

1)	To support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

2)	To advise and assist in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

Most significant actions during the year.

The Strategy and Innovation Committee held 7 meetings in the 2016 year (prior to the reorganization of this Committee -see heading H “Other information of interest”, Note 12-, the Strategy Committee held 4 meetings in 2016, and the Innovation Committee held 3 meetings), in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.

Likewise, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.

Telefónica, S.A.    309

2016 Consolidated Financial Statements

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. At the beginning of each one of the monthly meetings of the Board of Directors, the Chairman of the Committee informs about the most important matters addressed, and the activities and tasks performed by the Committee; providing the directors with the necessary documentation, so that it can take such actions into account when performing its duties.

Action Plan and Report

As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

C.2.2	Complete the following table on the number of female directors on the various board committees over the past four years:

	Number of female directors
	2016 Number %	2015 Number %	2014 Number %	2013 Number %
Executive Commission	0	0	0	0
Audit and Control Committee	0	0	0	0
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	0	0	0
Service Quality and Customer Service Committee	1 (20.00%)	1 (14.29%)	1 (14.29%)	1 (14.29%)
Regulation and Institutional Affairs Committee	1 (16.67%)	0	0	0
Strategy and Innovation Committee	1 (14.29%)	0	0	0

C.2.3	Section eliminated.

C.2.4	Section eliminated.

C.2.5	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In particular, the Executive Commission is regulated in Article 38 of the Bylaws, the Audit and Control Committee in Article 39 of the Bylaws, and the Nominating, Compensation and Corporate Governance Committee in Article 40 of the said Bylaws. These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.1 above, the Board Committees draw up an internal Activities Report summarising the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Telefónica, S.A.    310

2016 Consolidated Financial Statements

C.2.6	Section eliminated.

Telefónica, S.A.    311

2016 Consolidated Financial Statements

D.	Related-party and intragroup transactions

D.1	Explain, if applicable, the procedures for approving related-party or intragroup transactions.

Procedure for reporting on approval of related-party transactions.

Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:

The approval, based on a favourable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.

Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1.º they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3.º their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (article 5.5 of the Regulations of the Board of Directors).

D.2	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders.

Telefónica, S.A.    312

2016 Consolidated Financial Statements

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	8,662
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	2,089
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	67
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	14,923
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	349,833
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	327
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	243,992
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	242,783
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	27,012
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	266
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	2,611
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	254
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	21,946
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management contracts	523
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	40,308
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	3,278
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	544,596
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans	46,013
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	313,839
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	218
Banco Bilbao Vizcaya Argentaria, S.A	Rest of Telefónica Group	Contractual	Operating lease contracts	14
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest paid	1,584
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Receipt of services	1,643
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest charged	343
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: loans	44,800
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Guarantees	8,236
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: other	202,904
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	185,083
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Receipt of services	2,138
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Services rendered	66,447
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	42,264
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	10,355
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Guarantees	41,826
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase options commitments	83,910
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Other	250,031
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Interest paid	402
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	42
Fundación Bancaria Caixa d´Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	65,362

Telefónica, S.A.    313

2016 Consolidated Financial Statements

D.3	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors.

D.4	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

D.5	Indicate the amount from other related-party transactions:

43,000 thousands euros

D.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•	With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•	Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

Telefónica, S.A.    314

2016 Consolidated Financial Statements

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1.° they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2.° they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3.° their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to: (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may co-ially give rise to conflicts of interest.

D.7	Is more than one group company listed in Spain?

No

Please specify the subsidiary companies listed in Spain:

Subsidiary company listed

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies:

Define possible business relations between the parent company and the listed subsidiary, and between the latter and the other Group companies

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies:

Mechanisms to resolve possible conflicts of interest

Telefónica, S.A.    315

2016 Consolidated Financial Statements

E.	Risk control and management systems

E.1	Describe the risk management system in place at the company, including with relation to taxes.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which allows to assess both the impact and the likelihood of occurrence of the various risks arising.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their management and appropriate response to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

i)	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

ii)	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

iii)	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally the risks of a fiscal nature are included in this category.

iv)	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2	Identify the bodies responsible for preparing and implementing the risk management system, including tax matters.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. The Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks. The powers and duties of the Audit and Control Committee also include the supervision of the Company’s risk management system.

As stated by the Group’s Risk Management Policy, various local and corporate units are involved in the risk management process.

The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes.

In order to coordinate and report these activities, there is an internal Risk Management function, within the Internal Audit department, reporting functionally to the Audit and Control Committee.

The Group’s Fiscal Control Policy establishes the rules for the prevention and management of fiscal risk. The development of the fiscal control function corresponds to the Group’s Fiscal Management, which performs this task through the Regional Fiscal Directorates and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in said document.

E.3	Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

Information regarding this point is contained in the Annex to this Report.

Telefónica, S.A.    316

2016 Consolidated Financial Statements

E.4.	State whether the company has a risk tolerance level, including tax risk.

The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

The range of risks to which the Company may be exposed described below is considered when evaluating risk:

•	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

•	A zero-tolerance level is established for global risks, principally those affecting corporate reputation and responsibility.

E.5	Identify any risks, including fiscal risks, which have occurred during the year.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In the year 2016, corrections due to impairment of goodwill amounted to 215 million euros were recorded, corresponding to the operations of Telefónica in Venezuela (124 million euros) and in México (91 million euros).

Further details on Income tax matters are provided by Telefónica in its Annual Accounts (Note 17 of the Individual and Consolidated Financial Statements).

E.6	Explain the response and monitoring plans for the main risks the company is exposed to, including fiscal risks.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. Regarding fiscal risks, the key issues identified are monitored, the Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

Telefónica, S.A.    317

2016 Consolidated Financial Statements

F.	Internal Control over Financial Reporting (ICFR) Systems

Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1	The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Directors of Telefónica, S.A. (hereinafter Telefónica) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFR) exists and is updated.

The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant deficiencies in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialise; and the control and information systems to be employed to control and manage said risks.

•	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

•	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. In this report will focus on the assessment of the provision of each and every one of the additional services referred to in previous point, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

According to the Regulation of the Board of Directors, the Audit and Control Committee must meet at least once every quarter. In practice, the Committee meets every month, and in fact every time it is considered appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.

All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Strategy and Financial areas playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

Telefónica, S.A.    318

2016 Consolidated Financial Statements

F.1.2	The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The Human Resources Division carries out the deployment of the organizational structure in the respective fields.

Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are as follows:

1.	Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

2.	Accounting Policies and Measurement Criteria Manual, designed to unify and standardise the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

3.	Manual for Completion of the Reporting for Consolidation, which is updated annually and establishes specific instructions for compliance with reporting forms necessary for the preparation of consolidated financial statements and interim consolidated financial information.

4.	Instructions for annual and quarterly accounting closes, published annually or quarterly to establish the procedures and schedule all Telefónica Group companies must follow when reporting financial and accounting information to enable the Telefónica Group’s Consolidation Department to prepare the Group’s consolidated financial information, so that Telefónica, S.A. complies with legal and reporting requirements in Spain and the other countries in which its shares are listed.

5.	Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

The Management levels of the Company are also available on the Group Intranet.

•	Code of conduct, approving body, dissemination and instruction, principles and values covered (stating whether it makes specific reference to record keeping and financial reporting), body in charge of investigating breaches and proposing corrective or disciplinary action.

In December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s companies, in the so-called Responsible Business Principles. The Responsible Business Principles, are applied as standard in all countries where the Telefónica Group operates, and for all its employees (affect at all levels of the organization, directors and non-directors).

The Responsible Business Principles are based on a series of general criteria which concern honesty and trust, abidance by prevailing laws, integrity and respect for human rights. It also sets out specific principles focused on ensuring the trust of customers, professionals, shareholders, suppliers and of society at large.

They expressly mention issues related to recording transactions and preparation of financial information: “We prepare financial and accounting records in an accurate and reliable manner”.

This Code of Ethics is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Responsible Business Principles.

Telefónica, S.A.    319

2016 Consolidated Financial Statements

Telefónica has an Office of Business Principles, which comprises the most senior representatives of the General Secretary’s Office, Human Resources, Public Affairs and Regulation, Chief Commercial Digital Officer (CCDO), Operations, Purchases, Compliance and Internal Audit.

The Office is in charge of:

1) Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

2) Developing the mechanisms need to ensure the Code of Ethics is followed to the letter in all regions/countries/business units.

3) Overseeing, reviewing and contemplating the implementation of the Responsible Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to reinforce knowledge of these Responsible Business Principles.

4) Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

On a different issue should any type of conduct which does not comply with applicable laws, the Responsible Business Principles or internal regulations come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.

Training programmes are also regularly organised to ensure employees are aware of these rules and principles.

Telefónica also has an “Internal Code of Conduct” for Securities Markets issues, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.

•	Whistle-blowing channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organisation, stating whether reports made through this channel are confidential.

With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.’s Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: this channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a listed company on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with financial-accounting information, internal controls thereof, and/or audit-related matters.

This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Compliance Department, removing the sender’s name, and the source of the message cannot be traced in any event.

The channel is accessible through the Internal Audit webpage on Telefónica’s intranet, through the section: Rules of Telefónica’s Group, Control over the financial report process.

The Compliance and Internal Audit Departments, as delegate areas of the Audit and Control Committee of Telefónica, S.A., to these purposes, receive all complaints made through this channel regarding internal controls, accounting or the audit of the financial statements, therefore these Departments will be aware about these complaints, will solve them or give the complaints the treatment they deem convenient.

Telefónica, S.A.    320

2016 Consolidated Financial Statements

Responsible Business Principles Whistle-blowing Channel: through this channel, professionals can notify the Company of any behaviour, actions or events that could breach the ethical code, the Company’s internal rules, or any regulations governing its activity, and jeopardise the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

As a general rule, the policy of the Responsible Business Principles Whistle-blowing Channel is not to promote anonymous messages. However the confidentiality of the complainant’s identity is safeguarded at all times.

Telefónica S.A.’s Compliance Department is responsible for the Responsible Business Principles Whistle-blowing Channel.

•	Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.

Likewise, the Consolidation and Accounting Polices Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues.

Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

Lastly, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report, at least:

F.2.1	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks affecting financial reporting are analysed.

•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies, etc.

In the process of identifying the consolidation scope, the Strategy and Financial Areas regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

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•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.

As indicated above, Telefónica also has a Risk Management Model covering four key areas of risk:

1)	Business risks

2)	Operational risks, including, among others Compliance risks

3)	Global risks

4)	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information. Tax risks are also included within this category:

•	Which of the company’s governing bodies is responsible for overseeing the process.

Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

F.3	Control activities.

Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 Board of Directors of Telefónica, S.A. approved the “Regulations Governing Disclosure and Reporting to the Markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Consolidation and Accounting Polices Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of Group companies must submit a certificate to the Corporate Consolidation and Accounting Policies Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Polices Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.

The Corporate Consolidation and Accounting Polices Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Consolidation and Accounting Polices Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

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Lastly, Internal Audit, as part of its annual audit plan, among others actions, sets out work plans every year to assess the internal control of financial reporting model.

F.3.2.	Internal control policies and procedures for information systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is responsible for the global management of Information Systems for all the Group’s businesses, defining strategy and technological planning, ensuring quality in service, cost and security required by the Group.

One of its duties is to develop and implement systems to improve the efficiency, efficacy and profitability of Group processes, the definition and implementation of policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

The Global Security Policy considers human resources and the information, and technological and material resources that support them, to be fundamental assets. For this reason, guaranteeing their security is considered to be an essential asset within the Telefónica strategy, and an essential enabler of the organization’s activity.

With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that homogeneously guarantees the protection of the assets in all Telefónica Group companies.

The security activities developed by the different environments, organizational structures, parties responsible for assets, and employees will be governed by the principles of legality, efficiency, corresponsibility, cooperation, and coordination. Any and all adequate promotion, conduction, control, and improvement measures will be established to this end.

•	Principle of Legality: the necessary compliance of all national and international laws and regulations regarding the matter of security that may be valid at any given time in any of the territories where the Telefónica Group operates, shall be ensured.

•	Principle of Efficiency: in order to efficiently reach the required level of security, the anticipatory and preventive nature of said actions shall rule over any passive and reactionary nature. To this end, knowledge of potential threats as well as the analysis of potential risks shall be privileged as part of an intelligence process that identifies and understands the most relevant threats that affect the organization. In order to get ahead of their action and evolution, and to safeguard the Telefónica Group’s global organization from their potentially harmful effects, mitigating these risk’s damages down to an acceptable level for the business.

A Global Corporate Security Regulations Framework is defined for the purpose of reaching a standardized level of security. This framework will take into account the analyses of risks and threats and will also establish the precise preventive or corrective protection measures.

In addition, strategic plans will be conceived and prepared in order to identify and prioritize the projects and budgets necessary for reaching those adequate levels of security, minimizing the security risks identified in the corresponding analyses, and maximizing the effectiveness of the investment made and the resources used.

•	Principle of Corresponsibility: users must preserve the security of the assets that Telefónica makes available to them in accordance to the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as the applicable laws and regulations regarding the matter of security. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.

•	Principle of Cooperation and Coordination: in order to reach the levels of efficiency required by Telefónica business project, the global action and comprehensive concept of security activities shall be preserved together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees will be prioritized, in order to generate the adequate synergies and to jointly reinforce the capabilities.

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The Security Organization coordinates the security responsibilities of the different Telefónica Group structures, promoting cooperation between them in order to guarantee the efficient and joint protection of the assets.

Lastly, Internal Audit unit, as part of its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, the information security Policy, suitability of controls and data integrity.

F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

•	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

•	Direct assessment: an assessment carried out by internal audit on certain administrative outsourced processes.

When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party as regards the methods and main hypothesis used, is verified directly by the area contracting the service and, if applicable with the procurement department. The Strategy and Financial department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function’s own KPIs in order to ensure compliance of the outsourced process according to the Group’s different policies and guidelines.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4	Information and communication

Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1	A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Consolidation and Accounting Polices Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues, which are systematically monitored by the Accounting Policies area. This bulletins are published on a monthly basis.

Also, the Telefónica Group has an Accounting Policies Manual which is updated annually, the last update took place in December 2016. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.

The accounting policies area maintains a constant dialogue with the accounting heads of the Group’s main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and also for sharing best practices between operators.

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F.4.2	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR.

There is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting pack reported by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.

Likewise, the Telefónica Group has implemented a specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and all components of the Telefónica Group use the same accounts plan.

F.5	System function monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1	The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditors significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Internal Audit function reports functionally to the Audit and Control Committee, with the primary goal of lending them support in their responsibilities concerning ensuring governance, risk management, and the Group’s Internal Control System. Internal Control comprises all process which may reasonably ensure compliance with laws, regulations and internal rules, reliability of information, efficiency and efficacy of operations, and the integrity of the organisation’s net worth.

Internal Audit is responsible for implementing the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure.

The External Auditor issues its own independent opinion on the effectiveness of financial reporting (ICFR).

Additionally, to fulfil this requirement, the Telefónica Group uses a three-tier (next detailed) internal control of financial reporting evaluation model, while every year the Internal Audit function is responsible for evaluating its performance.

Review of processes and specific controls

In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group’s key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model of the Telefónica Group, which in turn uses the Definition of Scopes Model, in order to identify the critical accounts of each company of the Telefónica Group in accordance with previously established criteria.

Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

-	The processes and systems associated with the critical accounts are determined.

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-	Risks affecting the financial reporting vis-à-vis these processes are identified.

-	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

-	Audit tests are carried out to assess the effectiveness of the controls.

Review on IT general controls

The Group’s general controls are evaluated at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.

Supervision of general controls on IT systems is designed to review management of changes to programmes, data and systems access and the operation (management of changes to infrastructure, back ups, scheduled tasks and issues).

If deficiencies in control and/or areas for improvement come to light during the review tasks, the Management will be informed using the reports prepared by the Internal Audit unit, analyzing the impact on the assessment on the internal control system over financial reporting, where appropriate. Once they receive the report, the managers responsible for controls will state the action plans to resolve the identified control deficiencies, and also the estimated periods for them to be implemented.

These Action Plans will have as main objectives:

-	Mitigating the deficiency originally defined so that the control works as expected.

-	Defining compensatory controls which validate supported processes in case that the original controls cannot be remediated.

Self-appraisal Questionnaires

All the Group’s subsidiaries complete self-appraisal questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting (ICFR) in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited by the Internal Audit unit.

F.5.2	If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The Internal Audit unit participates in the Audit and Control Committee meetings, and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and of the degree of implementation thereof. This includes to communicate significant internal control weaknesses which have been identified.

Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Audit and Control Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR).The External Auditor is obliged to communicate the significant internal control weaknesses identified and, for this purpose, has immediate access to the Senior management and the Chairman of the Audit and Control Committee.

F.6	Other relevant information

Not applicable

F.7	External auditor review

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State whether:

F.7.1	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G	Degree of Compliance with Corporate Governance Recommendations

Indicate the extent to which the company follows the recommendations of the Good Governance Code of listed companies.

Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Explain

In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required in the interests of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

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In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	When a dominant and a subsidiary company are both listed, they should provide detailed disclosure on:

a)	The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b)	The mechanisms in place to resolve possible conflicts of interest.

Not applicable

3.	During the annual general meeting the Chairman of the Board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the Annual Corporate Governance Report. In particular:

a)	Changes taking place since the previous annual general meeting.

b)	The specific reasons for the company not following a given Good Governance Code recommendation and any alternative procedures followed in its stead.

Complies

4.	The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

Complies

5.	The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

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Complies

6.	Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a)	Report on auditor independence.

b)	Reviews of the operation of the Audit Committee and the Nomination and Remuneration Committee.

c)	Audit Committee report on third-party transactions.

d)	Report on corporate social responsibility policy.

Complies

7.	The company should broadcast its general meetings live on the corporate website.

Explain

The Company decided not to offer a live webcast of its 2016 General Shareholders Meeting, for organisational reasons and owing to the way the Meeting was developed (possible changes which could arise). Nonetheless, Telefónica is analysing the possibility of broadcasting future General Shareholders meetings live on its website.

8.	The Audit Committee should strive to ensure that the Board of Directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

Complies

9.	The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

Complies

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

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b)	Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors.

c)	Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Not applicable

11.	In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Not applicable

12.	The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

Complies

13.	The Board of Directors should have an optimal size to promote its efficient functioning and maximize participation. The recommended range is accordingly between five and fifteen members.

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

It is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors.

14.	The Board of Directors should approve a Director selection policy that:

a)	Is concrete and verifiable.

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b)	Ensures that the appointment or reelection proposals are based on a prior analysis of the Board’s needs.

c)	Favours a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the Nomination Committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each Director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women Directors before the year 2020.

The Nomination Committee should run an annual check on compliance with the director selection policy and set out its findings in the Annual Corporate Governance Report.

Complies

15.	Proprietary and independent Directors should constitute an ample majority on the Board of Directors, while the number of Executive Directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies

16.	The percentage of Proprietary Directors out of all Non-executive Directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a)	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b)	In companies with a plurality of shareholders represented on the Board but not otherwise related.

Explain

The aforementioned recommendation 16 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2016, the group of External Directors of Telefónica, S.A. was composed of 17 members (of a total of 18 Members), of whom 5 are Proprietary Directors, 9 are Independent Directors and 3 falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.15% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.33% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.27% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a Director.

Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

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In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 44,433 million euros at December 31, 2016, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,288 million euros, and that of BBVA is 2,319 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

17.	Independent Directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent Directors should occupy, at least, a third of board places.

Complies

18.	Companies should disclose the following Director particulars on their websites and keep them regularly updated:

a)	Background and professional experience.

b)	Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c)	Statement of the Director class to which they belong, in the case of proprietary Directors indicating the shareholder they represent or have links with.

d)	Dates of their first appointment as a board member and subsequent re-elections.

e)	Shares held in the company, and any options on the same.

Complies

19.	Following verification by the Nomination Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary Directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary Directorship.

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Complies

20.	Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary Directors, the latters’ number should be reduced accordingly.

Complies

21.	The Board of Directors should not propose the removal of independent Directors before the expiry of their tenure as mandated by the Bylaws, except where they find just cause, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

Complies

22.	Companies should establish rules obliging Directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the Board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a Director is indicted or tried for any of the offences stated in company legislation, the Board of Directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should give a reasoned account of all such determinations in the Annual Corporate Governance Report.

Complies

23.	Directors should express their clear opposition when they feel a proposal submitted for the Board’s approval might damage the corporate interest. In particular, independents and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a Director has expressed serious reservations then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the Board, even if he or she is not a Director.

Telefónica, S.A.    334

2016 Consolidated Financial Statements

Complies

24.	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the Board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the Annual Corporate Governance Report.

Complies

25.	The Nomination Committee should ensure that Non-executive Directors have sufficient time available to discharge their responsibilities effectively.

The Board of Directors regulations should lay down the maximum number of company boards on which Directors can serve.

Complies

26.	The Board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each Director may propose the addition of initially unscheduled items.

Complies

27.	Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance Report. In the event of absence, Directors should delegate their powers of representation with the appropriate instructions.

Complies

28.	When Directors or the secretary express concerns about some proposal or, in the case of Directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Complies

29.	The company should provide suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

Complies

30.	Regardless of the knowledge Directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Telefónica, S.A.    335

2016 Consolidated Financial Statements

Complies

31.	The agendas of board meetings should clearly indicate on which points Directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the Chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of Directors present.

Complies

32.	Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

Complies

33.	The Chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the Board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the Board and, where appropriate, the company’s chief executive officer; exercise leadership of the Board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each Director, when circumstances so advise.

Complies

34.	When a lead independent Director has been appointed, the Bylaws or Board of Directors regulations should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the Chairman and Vice-Chairman give voice to the concerns of Non-executive Directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the Chairman’s succession plan.

Complies

35.	The Board Secretary should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

Complies

36.	The Board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a)	The quality and efficiency of the Board’s operation.

Telefónica, S.A.    336

2016 Consolidated Financial Statements

b)	The performance and membership of its Committees.

c)	The diversity of board membership and competences.

d)	The performance of the Chairman of the Board of Directors and the company’s chief executive.

e)	The performance and contribution of individual Directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send the Board of Directors, while that of the Board itself should start from the report of the nomination committee.

Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the nomination committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the Annual Corporate Governance Report.

The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report.

Complies

37.	When an Executive Committee exists, its membership mix by Director class should resemble that of the Board. The Secretary of the Board should also act as secretary to the Executive Committee.

Telefónica, S.A.    337

2016 Consolidated Financial Statements

Complies

38.	The Board of Directors should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies

39.	All members of the Audit Committee, particularly its Chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of Committee places should be held by independent Directors.

Complies

40.	Listed companies should have a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the Board’s Non-executive Chairman or the Chairman of the Audit Committee.

Complies

41.	The head of the unit handling internal audit function should present an annual work programme to the Audit Committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies

42.	The Audit Committee should have the following functions over and above those legally assigned:

1º	With respect to internal control and reporting systems:

a)	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Ensure the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c)	Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2º	With regard to the external auditor:

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2016 Consolidated Financial Statements

a)	Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)	Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the Board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)	Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies

43.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

44.	The Audit Committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the Board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies

45.	Risk control and management policy should identify at least:

a)	The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks.

b)	The determination of the risk level the company sees as acceptable.

c)	The measures in place to mitigate the impact of identified risk events should they occur.

d)	The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

Telefónica, S.A.    339

2016 Consolidated Financial Statements

Complies

46.	Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the Audit Committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Participate actively in the preparation of risk strategies and in key decisions about their management.

c)	Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the Board of Directors.

Complies

47.	Appointees to the Nomination and Remuneration Committee – or of the Nomination Committee and Remuneration Committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent Directors.

Complies

48.	Large cap companies should operate separately constituted Nomination and Remuneration Committees.

Explain

Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee) because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Service Quality and Customer Care Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.

In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the recent reorganization, generating unnecessary inefficiencies and needs for additional allocations.

Furthermore, the Board of Directors, on its meeting held on April 27, 2016, after a favourable report of the Nominating, Compensation and Corporate Governance Committee and a formal deliberation, approved a new setting of the Advisory or Control Committees of the Company in with regards to its organization, structure and composition in order to increase the efficiency and to optimize the management of the corporate governance structure of Telefónica, S.A.

Telefónica, S.A.    340

2016 Consolidated Financial Statements

49.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors.

When there are vacancies on the Board, any Director may approach the Nomination Committee to propose candidates that it might consider suitable.

Complies

50.	The Remuneration Committee should operate independently and have the following functions in addition to those assigned by law:

a)	Propose to the Board the standard conditions for senior officer contracts.

b)	Monitor compliance with the remuneration policy set by the company.

c)	Periodically review the remuneration policy for Directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other Directors and senior officers in the company.

d)	Ensure that conflicts of interest do not undermine the independence of any external advice the Committee engages.

e)	Verify the information on Director and senior officers’ pay contained in corporate documents, including the annual Directors’ remuneration statement.

Telefónica, S.A.    341

2016 Consolidated Financial Statements

Complies

51.	The Remuneration Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors and senior officers.

Complies

52.	The terms of reference of supervision and control committees should be set out in the Board of Directors regulations and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a)	Committees should be formed exclusively by Non-executive Directors, with a majority of independents.

b)	They should be chaired by independent Directors.

c)	The Board should appoint the members of such committees with regard to the knowledge, skills and experience of its Directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advice, when they feel it necessary for the discharge of their functions.

e)	Meeting proceedings should be minuted and a copy made available to all board members.

Explain

1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice the five members of this committee are all independent.

2. The Board of Directors has other Consultative Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Service Quality and Customer Service Committee, Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects.

These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details as those which are legally mandatory.

In particular, it has been decided that Committees with powers in matters linked to the Company’s businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but that it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.	The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the Audit Committee, the Nomination Committee, the Corporate social responsibility Committee, where one exists, or a dedicated committee established ad hoc by the Board under its powers of self-organisation, with at the least the following functions:

Telefónica, S.A.    342

2016 Consolidated Financial Statements

a)	Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b)	Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c)	Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d)	Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e)	Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

f)	Monitor and evaluate the company’s interaction with its stakeholder groups.

g)	Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h)	Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

Complies

54.	The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a)	The goals of its corporate social responsibility policy and the support instruments to be deployed.

b)	The corporate strategy with regard to sustainability, the environment and social issues.

c)	Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d)	The methods or systems for monitoring the results of the practices referred to above, and identifying and managing related risks.

e)	The mechanisms for supervising non-financial risk, ethics and business conduct.

f)	Channels for stakeholder communication, participation and dialogue.

g)	Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Complies

55.	The company should report on corporate social responsibility developments in its Directors’ report or in a separate document, using an internationally accepted methodology.

Telefónica, S.A.    343

2016 Consolidated Financial Statements

Complies

56.	Director’s remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of Non-executive Directors.

Complies

57.	Variable remuneration linked to the company and the Director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to Executive Directors.

The company may consider the share-based remuneration of Non-executive Directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the Director must dispose of to defray costs related to their acquisition.

Complies

58.	In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a)	Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b)	Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c)	Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

Complies

59.	A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Telefónica, S.A.    344

2016 Consolidated Financial Statements

Complies

60.	Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Not applicable

61.	A major part of Executive Directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Complies

62.	Following the award of shares, share options or other rights on shares derived from the remuneration system, Directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the Director must dispose of to defray costs related to their acquisition.

Explain

On December 31, 2016, the only Executive Director of the company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A., which amounted to 1,230,745 voting rights, which were valuated with a price of 8.82 euros per share, represented 564% of his fixed remuneration. In this regard, it is noted that since his appointment as Executive Chairman, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired a total of 677,491 shares.

This shareholding owned demonstrate his commitment to Telefónica, and show that his own interests are aligned with the other shareholders’ interests.

63.	Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the Director’s actual performance or based on data subsequently found to be misstated.

Partially complies

The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.	Termination payments should not exceed a fixed amount equivalent to two years of the Director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Telefónica, S.A.    345

2016 Consolidated Financial Statements

Explain

With regards to the conditions applicable to termination of contracts, the Executive Chairman Mr. José María Álvarez-Pallete López mantains the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years’ of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Telefónica, S.A.    346

2016 Consolidated Financial Statements

H	Other information of interest

1.	If you consider that there is any material aspect or principle relating to the corporate governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

2.	You may include in this Section any other information, clarification or observation related to the above sections of this report, provided that they are relevant and non-reiterative.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3.	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable, identify the name of the code and the date of subscription.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2016, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.2.]

In accordance with the submitted communication by Blackrock, Inc. to the CNMV on September 16 and 23, 2016, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:

1.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited.

2.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock Asia-Pac Holdco, LLC, BlackRock HK Holdco Limited, BlackRock Cayco Limited, BlackRock Trident Holding Company Limited, BlackRock Japan Holdings GK, BlackRock Japan Co, Ltd.

3.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc, BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association.

4.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock, Inc Australia Holdco Pty. Ltd., BlackRock, Inc Investment Management (Australia) Limited.

5.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Advisors (UK) Limited.

6.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock International Limited.

7.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.

Telefónica, S.A.    347

2016 Consolidated Financial Statements

8. - BlackRock, Inc, Trident Merger, LLC, BlackRock Investment Management, LLC.

9. - BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.

10.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock Asia-Pac Holdco, LLC, BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.

11. - BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.

12. - BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Group Limited, BlackRock (Netherlands) B.V.

13. - BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc.

14. - BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.

15. - BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Capital Holdings, Inc, BlackRock Advisors, LLC.

Likewise, on January 30, 2017, Blackrock, Inc. informed to the Securities Exchange Commission that its shareholding on the share capital of Telefónica, S.A. was 6.7%.

- Note 2 to Section A.3.]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company. The Board of Directors on its meeting held on December 14, 2016, approved a new version of the Internal Code of Conduct in order to adapt it to the regulatory changes on this matter.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorisation by the Regulatory Compliance Committee.

- Note 3 to Section A.3.]

The General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct votes” and “Equivalent number of shares” (i.e. Mr. José María Álvarez-Pallete López, 384,000-600,000 and Mr. César Alierta Izuel, 648,000-1,012,500 ) relate to the theoretical number of shares assigned and the maximum possible number of shares in the first and second phase of the Plan approved by the General Shareholders Meeting of 30 May 2014, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

Regarding the third phase of this Plan (2016-2019), the Board of Directors of the Company, after a favourable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement, it due to it was not aligned enough with the strategic plan of Group Telefónica, considering the circumstances and the macroeconomic environment.

Telefónica, S.A.    348

2016 Consolidated Financial Statements

- Note 4 to Section A.5.]

Until December 23, 2016, Telefónica Digital España, S.L.U. held a shareholding, together with CaixaBank Payments, Establecimiento Financiero de Crédito E.P., S.A.U., and Banco Santander, S.A., at Yaap Digital Services, S.L. On December 23, 2016, the liquidation deed for Yaap Digital Services, S.L. was granted.

- Note 5 to Section A.6.]

Shareholder Pact between Telefónica, S.A. – Vivendi, S.A.

In September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi, S.A. 46.0 million of its treasury shares representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) to refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

At the date of this Report, the shareholding of Vivendi on the share capital of Telefónica, S.A. is 0.978%.

Shareholder Pact between Telefónica, S.A. – China Unicom (Hong Kong) Limited

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Spanish Corporations Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 530 of the Spanish Corporations Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

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On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their Strategic Partnership.

Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at exchange rates on that date.

Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.

Likewise, on July 13, 2016, Telefónica through its 100% subsidiary, Telefónica Internacional, S.A.U. proceeded with the sale of 361,794,559 shares of China Unicom, representing 1.51% of the share capital of the company, by a block trade process, at a price of HK $ 7.80 per share, for a total amount of HK $ 2,822 million, approximately € 322 million,

Telefónica committed not to transfer to the market the shares of China Unicom, which it may own directly or indirectly, over a period of 90 days from the sales date.

Telefónica maintains its commitment to the Strategic Partnership with China Unicom, recently strengthened through cooperation in digital areas such as the big data joint venture between both companies.

- Note 6 to Section A.9.bis]

As stated in Section A.6 of this report, in September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered to Vivendi 46.0 million of its treasury shares, representing, in that moment, 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

At the date of this Report, the shareholding of Vivendi on the share capital of Telefónica, S.A. is 0.978%.

However, the aforementioned percentage of 0.978% of share capital has not been included in the percentage of “estimated free-float capital” set out in section A.9.bis of this Report.

- Note 7 to Section A.10.]

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.

The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

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For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Spanish Corporations Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

- Note 8 to Section C.1.12.]

Mr. Isidro Fainé Casas was Chairman of Caizabank, S.A. until June 2016.

Mr. Peter Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft and Chairman of Sulzer AG and member of the Supervisory Board of Deutsche Bank AG.

Mr. Antonio Massanell Lavilla is member of the Supervisory Board of Erste Group Bank AG.

Mr. Ignacio Moreno Martínez of Secuoya, Grupo de Comunicación, S.A., is the individual representing the Board member Cardomana Servicios y Gestiones, S.L.

- Note 9 to Section C.1.16.]

For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their Executive Commissions or CEOs. For the purposes of annual remuneration, the head of Internal Audit is also included.

With effect from January 1, 2017, Mr. Mariano de Beer assumed the position of Chief Commercial Digital Officer (CCDO) of the Company, replacing Mr. Eduardo Navarro de Carvalho.

Mr. Juan Francisco Gallego Arrechea was appointed Director Internal Audit on May 2016, therefore, it is reflected the compensation received from that date. Until May 2016, the Director of Internal Audit was Mr. Ignacio Cuesta Marín-Gil, therefore, it is reflected the compensation received until that date.

It is included the compensation received by Mr. Santiago Fernández Valbuena as member of the Senior Executives, since his resignation as Director of the Company on April 8, 2016. It is noted that Mr. Santiago Fernández Valbuena received an amount of 10,560,000 euros in compensation as a result of his cessation as an Officer of Telefónica, S.A. in May 2016.

- Note 10 to Section C.1.17.]

Mr. Juan Ignacio Cirac Sasturain is member of the Scientific Advisory Committee of the Fundación Banco Bilbao Vizcaya Argentaria, and member of the Advisory Board of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ‘‘la Caixa ’’, to whom he advises as a Physic expert on their investigation activities, without receiving any compensation for such positions (except 1,000 euros as Attendance fees of each one of the meetings—three meetings per year—of the Advisory Board of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ‘‘la Caixa ’’).

Ms. Sabina Fluxà Thienemann is member of the Regional Advisory Board of the East (joining Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya Argentaria, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.

- Note 11 to Section C.1.19.]

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

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The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy, and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognised calibre, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November 25, 2015, the Board of Directors approved a Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, preventing any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.

Re-election

Directors can be re-elected once or several times for the same periods as the initial period.

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As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

Appraisal

In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organise and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal and dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.

Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

- Note 12 to Section C.1.29]

The Board of Directors at its meeting held on April 27, 2016, on a favourable report from the Nominating, Compensation and Corporate Governance Committee, adopted a new setting for the Advisory or Control Committees of the Company in with regards to its organization, structure and composition in order to increase its efficiency and to optimize the administration of the corporate governance structure of Telefónica, S.A.

Within this context, the Board of Directors unanimously adopted the following resolutions: i) to reorganize the then-existing Regulation and Institutional Affairs Committees, which became a single Committee called the Regulation and Institutional Affairs Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees; and ii) to reorganize the then-existing Strategy and Innovation Committees, which became a single Committee called the Strategy and Innovation Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees.

Until April 27, 2016, Regulation Committee has met once, Institutional Affairs Committee has met 4 times, Strategy Committee has met 4 times and Innovation Committee has met 3 times.

- Note 13 to Section C.1.31.]

In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

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- Note 14 to Section C.1.36.]

The Board of Directors of Telefónica, S.A. at its meeting held April 8, 2016, on a proposal from its Audit and Control Committee and as a result of a transparent competitive process, has resolved to propose to the next Ordinary General Shareholders Meeting the appointment of PricewaterhouseCoopers Auditores S.L. as statutory auditor for the Annual Accounts of Telefonica, S.A. and its Consolidated Group of Companies for the years 2017, 2018 and 2019. Such appointment was approved by the General Shareholders Meeting held on May 12, 2016.

- Note 15 to Section C.1.39.]

Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as “censores de cuentas”). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.

- Note 16 to Section C.2.1]

The Board of Directors at its meeting held on April 27, 2016, on a favourable report from the Nominating, Compensation and Corporate Governance Committee, adopted a new setting for the Advisory or Control Committees of the Company in with regards to its organization, structure and composition in order to increase its efficiency and to optimize the administration of the corporate governance structure of Telefónica, S.A.

Within this context, the Board of Directors unanimously adopted the following resolutions: i) to reorganize the then-existing Regulation and Institutional Affairs Committees, which became a single Committee called the Regulation and Institutional Affairs Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees; and ii) to reorganize the then-existing Strategy and Innovation Committees, which became a single Committee called the Strategy and Innovation Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees.

- Note 17 to Section C.2.1]

Pursuant to the provisions of Article 39 of the Corporate Bylaws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors of the Company regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company’s sector of activity.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1) Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.

2) Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.

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3)	To supervise internal audit and, in particular:

a) Ensure the independence and efficiency of the internal audit function;

b) Propose the selection, appointment and removal of the person responsible for the internal audit;

c) Propose the budget for such service;

d) Review the annual internal audit work plan and the annual activities report;

e) Receive periodic information on its activities; and

f) Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)	Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a) the types of risk (operational, technological, financial, legal and reputational) facing the company;

b) the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c) the control and information systems to be used to control and manage these risks.

6)	Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

8)	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

9)	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

10)	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

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2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.

11)	Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.

The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

Most significant actions during the year.

The main activities and actions carried out by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during 2016 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest arising according to the nature of such powers. The Audit and Control Committee has analysed and reviewed a number of questions which include the following:

•	In financial matters: i) review of the Company’s financial reporting (2015 Annual Accounts and Management Reports, and the regular quarterly and half-yearly financial information), ii) review of prospectuses presented by the Company to different supervisory Bodies (which include the 20-F Financial Report and a number of Prospectuses for financing (shares and debt) arrangements), and iii) review of single-theme presentations on financial matters and changes in accounting standards.

•	Regarding the external auditor: i) proposed appointment and fees to be received by Ernst & Young as Statutory Audit for the year 2016, ii) review of audit tasks and limited reviews conducted by the external auditor with regard to the financial reporting referred to above; iii) selection process of the new Statutory Auditor of Telefónica, S,A. for the years 2017, 2018 and 2019, which concluded with the appointment of PricewaterCoopers (PwC) by the General Shareholders Meeting held on May 12, 2016, on a proposal from the Board of Directors, all in accordance with the Law 22/2015, of July 20, Audit of Accounts; and iv) selection process for the new Statutory Auditor for the Public Interest Entities for Group Telefónica (for the years 2017, 2018 and 2019.), in respect of which the Audit and Control Committee of Telefónica, S.A. has assumed the functions of its respective Audit Committees (Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U., Seguros de Vida y Pensiones Antares, S.A., Telefónica Emisiones, S.A.U., Telefónica Participaciones, S.A.U., and Telefónica Europe, B.V.).

•	Regarding internal control: i) of cross-cutting processes, investigations and inspections, ii) risk management system, and iii) inspection, investigation and fraud tasks in the field of regulatory compliance, including anti-corruption rules.

Furthermore, regarding to the Director member of the Audit and Control Committee who has been appointed based on his knowledges and experience in accounting, audit or both, apart from Mr. José Javier Echenique Landiríbar, the Directors Mr. Antonio Massanell Lavilla and Mr. Ignacio Moreno Martínez have been appointed.

- Note 18 to Section C.2.1.]

Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:

a) Composition.

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2016 Consolidated Financial Statements

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.

2)	Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.

3)	Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

4)	Submit proposed appointments of other Company Directors

to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.

5)	Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.

6)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

7)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

8)	To organise and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.

9)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

10)	To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

11)	To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

12)	To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

13)	To prepare and propose to the Board of Directors an annual report regarding the Directors’ compensation policy.

14)	To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors’ remuneration.

15)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

16)	To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.

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2016 Consolidated Financial Statements

c) Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.

Most significant actions during the year.

The main activities and actions carried out by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during 2016 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest of the matter arising in each case in accordance with such powers. The Nominating, Compensation and Corporate Governance Committee has analysed and informed a number of questions which include the following:

•	The policy and remuneration system for Directors and Executives of the Telefónica Group (fixed and variable remuneration, and action plans).

•	Proposed appointments relating to the Board of Directors of Telefónica, S.A. and it Committees, and to the Boards of its Subsidiaries.

In this respect, in the year 2016, the Nominating, Compensation and Corporate Governance Committee proposed and informed about the appointment of the Directors of Telefónica, S.A., based on solvency, competence, experience, professional merits and willingness of the appointees to devote the time and effort needed for the effective performance of their functions, and only when considering their personal and professional features.

Consequently, on its meeting held on April 7, 2016, the Committee proposed to the Company’s Board of Directors, the appointment by co-optation of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher and Mr. Juan Ignacio Cirac Sasturain as independent Directors, replacing Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. José Fernando de Almansa Moreno-Barreda and Mr. Santiago Fernández Valbuena.

Likewise, the Committee informed and/or proposed the re-election and ratification of the directors of Telefónica, S.A. by the General Ordinary Shareholders Meeting of the Company, considering and analysing the functions performed and the commitment of the Directors, basing all the proposals on a prior analysis of the Board of Director’s needs, and promoting the knowledge, experience and gender diversity.

Thus, the General Ordinary Shareholders Meeting held on May 12, 2016, approved the re-election of Mr. Isidro Fainé Casas, Mr. Julio Linares López, Mr. Peter Erskine, and Mr. Antonio Massanell Lavilla, as well as the ratification of the appointment by co-optation of Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher, Mr. Juan Ignacio Cirac Sasturain, and Mr. Wang Xiaochu.

Furthermore, on its meeting held on April 7, 2016, the Committee informed and presented to the Board of Directors its proposal to appoint Mr. José María Álvarez-Pallete López as Executive Chairman, replacing Mr. César Alierta Izuel, who was the Executive Chairman.

Likewise, the Committee on such meeting of April 7, 2016, proposed to appointment Mr. Francisco Javier de Paz Mancho as Lead Director, replacing Mr. Alfonso Ferrari Herrero.

Besides, the Committee analysed the proposal regarding the new setting of the Advisory and Control Committees which support the Board of Directors of the Company, with regard to its organization, structure and composition in order to reach the greater efficiency possible and to optimize the administration of the corporate governance structure of Telefónica, S.A.

Additionally, the Committee informed during the meetings held about several appointment proposals of Directors in the main Subsidiary Companies of Group Telefónica.

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•	Proposed modifications in the organisational structure of the Telefónica Group.

•	2015 Corporate Governance Report and Remuneration Report.

- Note 19 to Section C. 2.2.]

The presence of women in the extinct Regulatory, Institutional Affairs, Strategy and Innovation Committees, while were operational, were the following:

•	Regulation Committee:

2016 Year: 1(16.67%), 2015 Year: 1(16.67%), 2014 Year: 1(16.674%), 2013 Year: 1(14.29%).

•	Affairs Institutionals Committee:

2016 Year: 0, 2015 Year: 0, 2014 Year: 0, 2013 Year: 0.

•	Strategy Committee:

2016 Year: 1(16.67%), 2015 Year: 1(16.67%), 2014 Year: 1(16.67%), 2013 Year: 1(16.67%).

•	Innovation Committee:

2016 Year: 0, 2015 Year: 0, 2014 Year: 0, 2013 Year: 0.

- Note 20 to Section D. 2.]

It is important to note that:

Transactions included in this section under ´Other´, amounting to 14,923 with BBVA, S.A. refer to Dividends received.

Transactions included in this section under ´Other´, for the sum of 544,596 with BBVA, S.A. refer to Other Revenues (10,664), to Outstanding factoring operations (533,037), to Other Transactions (7), to Other Expenses (881) and to Gains from derecognition or disposal of assets (7).

Transactions included in this section under ´Other´, for the sum of 250,031 with la “Caixa Group,” refer to Other Expenses (31) and Outstanding factoring operations (250,000)

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2016 amounted to 18,047 and 392 million euros, respectively. As explained in Derivatives policy in Note 16 of the 2016 Consolidated Annual Accounts, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 988 and -35 million euros, respectively, in 2016. Additionally, at December 31, 2016 there were collateral guarantees on derivatives with BBVA amounting to 240 million euros.

- Note 21 to Section D.5.]

On December 18, 2015, a joint venture was set up between China Unicom for the development of Big Data services in China, using Smart Steps technology developed by Telefónica. Telefónica has a stake of 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55%. In 2016, Telefónica disbursed 7 million euros corresponding to its shareholding in the capital of the company. The company is already commercially operational and obtained a turnover of 4 million euros.

It is also stated that certain Telefónica Group subsidiaries carried out in the 2016 financial year, with the Inditex Group, operations derived from the Group’s ordinary traffic or business related to telecommunications and related services, amounting to 36 million euros.

———————————————

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Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies’ Forum –a body in which major Spanish companies and the Spanish tax authorities participate–, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 22, 2017.

List whether any directors voted against or abstained from voting on the approval of this report.

No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

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APPENDIX TO THE TELEFÓNICA, S.A. 2016 ANNUAL

CORPORATE GOVERNANCE REPORT

E.3 Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company’s business, financial position, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.

Growth in Europe and financial stability may be affected by political uncertainty in some European countries due to upcoming general elections, a possible revival of the crisis in Greece, restructuring of the banking sector and due to the impact of steps taken towards an EU banking union and a capital markets union. In particular, the British exit process from the European Union following the vote to leave in the recent referendum, will require an adjustment of the economy to whatever new trade and investment relationships are put in place in the future, with the consequences in the meantime being uncertainty regarding investment, activity and financial market volatility. In 2016, the Telefónica Group obtained 24.5% of its revenues in Spain (22.6% in 2015), 14.4% in Germany (the same percentage as in 2015) and 13.2% in United Kingdom (14.3% in 2015).

In Latin America, there is an increasing exchange rate risk brought on by external factors such as increasing interest rates in the United States amid still low commodity prices and doubts about growth and imbalances in China; as well as internal factors as a consequence of the still high fiscal and external deficits in the most important Latin American countries or the low liquidity in exchange markets as it is the case in Argentina.

Some of the most significant macroeconomic risk factors in the region affect Mexico, as it is the country with the highest commercial and financial exposure to the United States. In this sense, increasing interest rates and the possible overhaul of trade agreements between both countries could imply higher restrictions on imports into the United States that would affect negatively the economic activity in Mexico.

Brazil is undertaking several measures principally focused on adjusting its public finances. A constitutional amendment limiting public spending has been approved and the government has submitted a new social security reform bill to Congress. However, the possibility of a new bout of political turmoil, which could weaken the support of the reforms, is not negligible. While signs of stabilization have emerged, economic growth continues to be negative and the unemployment rate has hit double digits, having a sizable effect on consumption spending. Moreover, despite financing external needs have decreased, internal needs are still high. All these elements have led to new downgrades to the country’s credit rating during 2016, which now is below investment grade.

In countries such as Chile, Colombia and Peru, the recent uptick in commodity prices is having a positive impact on its fiscal and external accounts, but growth continues to be below its potential level due to the lower external inflows, which have affected investment and, to a lower extent, consumption.
In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate amid an economic contraction.

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During 2016, Telefónica Hispanoamérica represented 24.2% of the Telefónica Group’s revenues (26.2% in 2015), of which 23.8% proceeded from revenues in Argentina, 19.9% in Peru and 17.2% in Chile. During 2016, Telefónica Brazil represented 21.3% of the Telefónica’s Group revenues (20.1% in 2015). In this respect, approximately 30.4% of the Group’s revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Nicaragua, Venezuela, Guatemala, Costa Rica and El Salvador), and other countries are only one notch away from losing this threshold.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.

At December 31, 2016, 50.8% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for over a year, while 20% was denominated in a currency other than the euro. At December 31, 2016, the net financial debt ratio in Latin American currencies was 13%.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2016: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 232 million euros for the year ended December 31, 2016, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative interest rates are reached), would lead to a reduction in financial expenses of 201 million euros for the year ended December 31, 2016. These calculations were made assuming a constant currency and balance position equivalent to the position at year end taking into account the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results arising from a 10% depreciation of Latin American currencies against the US dollar and a 10% depreciation of other global currencies against the euro, excluding the pound sterling, would result in exchange losses of 43 million euros for the year ended December 31, 2016, primarily due to the depreciation of the Venezuelan bolívar and, to a lesser extent, the Argentinean peso. These calculations were made assuming a constant currency financial position with an impact on profit or loss for the year ended December 31, 2016, including derivative instruments in place.

During 2016, Telefónica Brazil represented 24.6% (27.0% in 2015), Telefónica Hispanoamérica represented 23.0% (32.9% in 2015) and Telefónica United Kingdom represented 11.3% (14.6% in 2015) of the operating income before depreciation and amortization (OIBDA) of the Telefónica Group.

The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of Telefónica, a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to the uncertainties regarding the hikes in interest rates on the part of the US Federal Reserve and the oil prices instabilities, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

At December 31, 2016, gross financial debt scheduled to mature in 2017 amounted to 13,326 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2018 amounted to 7,195 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities over the next twelve months with cash and credit lines available at December 31, 2016. Telefónica’s liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines, 8% of which, at December 31, 2016, were scheduled to mature prior to December 31, 2017.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Adoption of new accounting standards could affect reported results and financial position.

Accounting Standardization Bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group’s consolidated financial statements. Those changes could have a significant impact on the way the Group accounts and presents its financial position and its operating income. In some instances, a modified standard or a new requirement with retroactive nature must be implemented, which requires the Group to restate previous financial statements.

See details of the implementation of new standards and interpretations issued in Note 3 of the Consolidated Financial Statements. In particular, Telefónica is required to adopt the new accounting standards IFRS15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. These standards present significant changes that could affect both the amount and moment of recognition of revenues and expenses related with certain sales transactions, as well as the accounting treatment for all lease contracts (other than short-term leases and leases of low-value assets). These changes could have a material impact on the Group’s financial statements. Such impact is under analysis as of the date of this document.

Risks relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group provides its services. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations.

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Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals on the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses. Regarding the merger of Telefónica Deutschland Holding AG and E-Plus, other providers such as United Internet and the regional cable operator Airdata lodged an appeal before the General Court against the decision of the EU which authorized such merger. Telefónica Deutschland has been accepted as an interested party of the process and it has presented its statements in both cases. United Internet has lodged a second appeal against the EC in relation to the content of the letter of commitment assumed by Telefónica Deutschland regarding the implementation of remedies for non-network operators. In December 2016, each of Mass Response Service GmbH and Multiconnect GmbH filed an appeal before the General Court against the decision of the EU that Telefónica Deutschland is not obliged to grant access to Full-Mobile Virtual Network Operators (“MVNO”) under the non-MNO remedy of the commitments. Telefónica Deutschland will apply for leave to intervene as an interested party.

Regulation of spectrum and access to new government licenses/concessions of spectrum

On September 14, 2016, the EC adopted, among other texts, a proposed Directive for the establishment of a European Electronic Communication Code, which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service, consumer protection, audiovisual services and platforms. It is estimated that the approval of such regulatory framework will take place in a year and a half.

On December 14, 2016, the European Parliament and Council agreed on a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2017 and 2022 in both the United Kingdom and Spain, where it is expected that the 700 MHz band will be available between 2020-2022. In connection with spectrum auctions for 2.3 and 3.4 GHz band, in the United Kingdom, Ofcom issued a consultation document on November 21, 2016. Responses were due by January 30, 2017, and a decision is expected in the second quarter of 2017. In Germany, the regulatory agency for electricity, gas, telecommunications, post and railway (“BNetzA”) initiated a proceeding for the demand-oriented allocation of new frequencies for the further rollout of digital 5G infrastructures, which include the timely allocation of the 2 GHz spectrum expiring at the end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz). A decision about the allocation procedure is expected towards the end of 2017 and an auction may take place in 2018 or 2019.

In Latin America, spectrum auctions are expected to take place requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2017-2018, in the relevant jurisdiction for the Group, are:

•	Mexico: An auction spectrum in the 2500 MHz band is expected to take place between the third quarter of 2017 and the second quarter of 2018. A wholesale network tender, which will offer services in the 700 MHz band was concluded on November 17, 2016. Altán was the tender winner and the commercial operations must begin no later than March 31, 2018.

•	Colombia: During 2017, the Ministry of Information Technologies and Communications published for commentaries until March 7, 2017 the project of resolution with the conditions for an auction of 70 MHz of spectrum band in 700 MHz and 5 MHz in 1900 MHz. In addition, the Ministry published a project of decree increasing the spectrum cap for lower bands to 45 MHz and 90 MHz for upper bands. The schedule for the auction has not been set yet.

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•	Argentina: The Government instructed the regulatory authority to issue new regulations during 2017 to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services and enables the reassignment of frequencies previously granted to other provider.

However, it is likely that some of these spectrum tender procedures will not be completed, or even initiated in the mentioned dates. In addition to the above, it may be the case that certain administrations may not yet have announced their intention to release new spectrum but may do so during 2017. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licenses previously granted

The terms of concessions and licenses granted to the Group and necessary for the provision of its services may be challenged or amended by the regulators at any time, which may materially adversely affect its business, financial condition, results of operations and cash flows.

The German regulator initiated consultations in March and July 2016 on the frequency distribution after the merger between Telefónica Deutschland and E-Plus, particularly in the 2 GHz band and on the future spectrum allocation for 5G band. The result of such consultations could lead, among others, to proposals by the regulator reorganizing the spectrum that Telefónica Deutschland holds on the 2 GHz band.

In the United Kingdom, Telefónica has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass, both by the end of 2017, to be maintained, thereafter. Inherent with these obligations is a risk of Telefónica United Kingdom not meeting the required targets. Telefónica United Kingdom is actively working towards mitigating the risk through the continuous investment in an infrastructure improvement programme, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service (“STFC”) under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brasil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or “ANATEL”) that the net value, as of December 31, 2015, of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7.8 billion Brazilian reais, At December 31, 2016, this value is estimated to total 8,813,916 Brazilian reais (this value will be updated in the second half of 2017). In principle, the assets assigned to the provision of STFC were considered reversible assets. During the last months, a Bill amending the regulatory framework in Brazil has been processed, establishing, among others, that such assets will no longer be reversible under the new licenses regime in exchange for significant broadband investment commitments. Recently, the processing at the Senate of such bill has been challenged before the Federal Supreme Court. Such Court and, consequently, the Senate’s governing board has decided to send the Telecom bill for voting in Plenary. With the Bill being sent to the plenary, it could be understood that there is no more dispute for the Supreme Court to decide upon. In case that the bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licenses with the consequent modification of the future binding obligations to STFC providers.

In Colombia, the Ministry of Information Technologies and Communications (“ITC”) issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. However, the reversion of assets (other than radio frequencies, which it is clear that must be returned) and its scope was widely discussed between the relevant mobile operators (including Telefónica Colombia) and the ITC in the context of the liquidation of the previous concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s interpretation of Law 422 of 1998 and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016, when the ITC convened an arbitration proceeding, in accordance with in the terms of the relevant concession contract. The relevant concession holders (including Telefónica Colombia) filed a response to the claim prompted by the ITC. The arbitration process is still ongoing.

In Peru, Telefónica has concessions for the provision of the fixed-line service until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica also filed a renewal request for twenty more years in relation to a concession for the provision of local carrier

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service and one of the concessions to provide mobile-line services in provinces, respectively. As of the date of this document, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in all such proceedings is still pending and according to the legislation, the concessions subject of these procedures remain in force as long as the procedures are in progress.

Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. A claim was brought by a consumer organization against the 700 MHz assignments. The decision by the Supreme Court on the appeal presented by such consumer organization is still pending.

During the year ended December 31, 2016, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 345 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. From June 15, 2017, operators may not charge roaming users within the EU an additional fee on their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may apply consumption limits and additional surcharge under a “fair use policy”. In January 2017, wholesale roaming caps have been agreed between the Council and the Parliament and the maximum wholesale caps have been set at the following limits: 0.01€/sms; 0.032€/minute; data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

On September 14, 2016, the EC presented its proposal of the regulatory framework which, among other measures, intends to incorporate a European methodology and a European upper limit for the call-termination prices for landline phone/ mobile phone applicable in EU.

The decreases in wholesale mobile termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, the current rate is 0.503 ppm. A further cut to 0.495 ppm will come into effect from April 1, 2017.

In Germany, on August 30, 2016, BNetzA adopted a regulatory decision, which considers with pure long run incremental cost (“LRIC”) a new cost model for the calculation of MTR. Telefónica Deutschland has appealed the decision in court, but the appeal has not yet been decided. BNetzA approved new MTR on November 30, 2016, in a provisional decision, which sets the rates to 0.011 euro/minute as of December 1, 2016, to 0.0107 euro/minute as of December 1, 2017, and to 0.0095 euro/minute as of December 1, 2018, until the end of November 2019. Before taking a final decision, the new MTR are nationally consulted and notified to the EC. There is consequently a risk that when the new MTR are approved (which will be retroactively enforceable from December 1, 2016), and the new termination rates applicable from January 1, 2017, the rates will significantly decrease. Regarding fixed networks termination rates, BNetzA adopted end of January 2017 a provisional decision which establish a tariff of 0.0010 €/minute.

In Spain, on July 1, 2016, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or “CNMC”) initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted during 2017.

Additionally, on January 17, 2017, the CNMC issued the analysis of the market for access and call origination on fixed networks. The CNMC maintains the obligation of Telefónica, as an operator with significant market power, to provide a wholesale interconnection offer and a wholesale line rental (“WLR”), both with cost-oriented prices regarding manufacturing costs and the adoption of a management accounting system. Telefónica is equally obliged to non-discrimination, transparency and separation of accounts. In Latin America, it is likely that MTRs will also be reduced in the short to medium term.

In Brazil, ANATEL has issued ex-ante regulations to ensure competition in the wholesale market, which includes reductions of the MTR. In this regard, the Plano Geral de Metas de Competição (“PGMC”), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts

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without a definitive outcome). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. The mentioned public consultation is available for comments until March 22, 2017.

In Mexico, on September 23, 2016, the Instituto Federal de Telecomunicaciones (“IFT”) announced that the MTRs applicable to operators different from the so-called Prevailing Economic Agent for 2017 will be 0.1906 pesos per minute, as long as the regulatory asymmetry of the Prevailing Economic Agent introduced by Mexico with the constitutional reform on 2014 and the new Federal Telecommunication Law on 2014 remains in effect.

In Colombia, the Comisión de Regulación de Comunicaciones (“CRC”) published a regulatory project for public comments in November 2016. In the project the CRC proposes a symmetric termination rate of 11.17 COP per minute and 4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of 19.01 COP per minute and 7.6 million COP per monthly capacity for challenger operators in a five-year period. The CRC also proposes regulatory measures to promote the entry of mobile virtual network operators (“MVNOs”), including the regulation of prices for the access to the mobile networks. The project is still in debate.

In Peru, the Organismo Supervisor de las Telecomunicaciones (“OSIPTEL”) started the process for the revision of the values on charges of interconnection for mobile termination of calls in telecommunication services networks in November 2016 .The new values established by OSIPTEL will apply as of the fourth quarter of 2017.

As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and cash flows.

Regulation of Universal Services

The Universal Service (“US”) is an economic and legal term, which refers to the obligation imposed to telecommunication operators to provide a basic service to all inhabitants of a country. In general, the goal is to promote quality services availability at affordable, reasonable and fair prices, to increase the access to advances telecommunication services (such as broadband) and to move forward with the availability of such services to all customers. On its reform proposal for the regulatory framework issued on September 14, 2016, the EC seeks to modernize the Universal Services area in Europe, removing the mandatory inclusion of the traditional services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that the US must be funded from general budgets and not from sectorial budgets. However, if this funding method does not thrive, the affordable broadband inclusion could result more expensive for the sector. In any case, it is estimated that the new regulation will not be applicable before 2020.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas for the provision of USs expired on December 31, 2016. Both companies have been designated for the provision of these services from January 1, 2017.

In Brazil, on December 15, 2016, a proposal of the General Plan for Universalisation of Fixed Switched Telephony Services (“PGMU”) was approved by ANATEL.

The imposition on the Telefónica Group of additional or more onerous obligations to provide US services in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Regulation of fiber networks

On February 24, 2016, the Spanish CNMC adopted a final resolution on the wholesale broadband market regulation, which raises a geographical segmentation in competitive (66 cities, 34% of total population) and non-competitive areas. It is anticipated that this resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica España. Additionally, on January 18, 2016, the CNMC adopted a resolution which approves the reference offer of the new wholesale unbundled virtual access service to Telefónica’s new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution’s adoption.

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2016 Consolidated Financial Statements

Any of such obligations and restrictions could raise costs and limit Telefónica’s freedom to provide the mentioned services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulations on privacy

An intense data protection and privacy regulation may result in limitations to offer innovative digital services such as Big Data services. In Europe the new General Data Protection Regulation (“GDPR”) of April 27, 2016, will be directly applicable in all member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the EC presented its proposal for a regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR. The proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching new regulations.

In October 2015, the Court of Justice of the European Union declared invalid the decision of the EC as regards the “Safe Harbor Agreement” relating to the transfer of personal data from the EU to the United States. Subsequently, the EC adopted a new decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant. The Privacy Shield has been challenged before the EU’s General Court by civil-society groups, but the admission of their appeals is still pending.

In Brazil, the adoption of a Personal Data Protection Act is still pending, this could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

Any of such obligations and restrictions could raise costs and limit Telefónica’s ability to provide certain services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulation of network neutrality

Under the principle of network neutrality applicable to Internet access services area, network operators could not establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behaviour (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

In Europe, the application of the so-called “net neutrality Regulation” (Regulation (EU) 2015/2120 of November 25, 2015) will be monitored by national regulatory authorities following guidance to be delivered by the European Regulatory Authority (“BEREC”) on August 30, 2016. This guidance could directly impact internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices or increase transparency requirements on the Internet Access Service.

Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico and Peru, where OSIPTEL adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in 2012 and in force since January 1, 2017. In Brazil, the President approved a net neutrality decree (regulating Marco Civil) on May 11, 2016. In Mexico, the IFT scheduled a public consultation to be carried out in August 2016 in respect of the guidelines that will be issued regarding net neutrality, which was postponed to the first quarter 2017. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes are the establishment of rules more restricted to apply measures for traffic management and restrictive rules for “Zero Rating”. If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs,

Telefónica, S.A.    368

2016 Consolidated Financial Statements

including those administered by the United Nations, the European Union and the United States, including the US Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group’s reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 906 million euros in 2016, representing a decrease of 14.1% from 1,055 million euros in 2015 (1,111 million euros in 2014). These expenses represented 1.7%, 1.9% and 2.2% of the Group’s consolidated revenues in 2016, 2015 and 2014, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (“OECD”) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

Telefónica, S.A.    369

2016 Consolidated Financial Statements

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond to Telefónica’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by the Telefónica Group’s IT systems to adequately respond to the Group’s evolving operating requirements could have an adverse effect on the Group’s business, financial condition and results of operations.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2016, the Telefónica Group depended on three handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to Telefónica’s systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica’s data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Telefónica, S.A.    370

2016 Consolidated Financial Statements

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2016, impairment losses in goodwill were recognized amounting to 215 million euros for Telefónica operations in Venezuela (124 million euros) and Mexico (91 million euros).

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse effect on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and to the Corporate Tax. Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

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Translation of an independent assurance’s report on the Internal Control over Financial Reporting originally issued in

Spanish. In the event of a discrepancy, the Spanish-language version prevails

INDEPENDENT ASSURANCE’S REPORT ON THE

INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

To the Board of Directors of

Telefónica, S.A., engaged by the management

Scope of the Work

We have examined the description of the Internal Control over Financial Reporting (ICFR or “System”) of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) contained in Section F of the Annual Corporate Governance Report for the year ended December 31, 2016.

The objective of this System is to contribute to the transactions performed being presented fairly under the aforementioned accounting framework and to provide reasonable assurance in relation to the prevention or detection of any errors that might have a material effect on the consolidated financial statements.

The aforementioned System is based on the rules an policies defined by Group management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013).

A system of internal control over financial reporting is a process designed to provide reasonable assurance on the reliability of financial information in accordance with the accounting principles and standards applicable to it. A system of internal control over financial reporting includes policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) guarantee that these transactions are performed only in accordance with the authorizations established; (iii) provide reasonable assurance as the proper recognition of transaction to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it; and (iv) provide reasonable assurance in relation to the prevention or timely detection of unauthorized acquisitions, uses or sales of Group assets which could have a material effect on the financial information. In view of the limitation inherent to any system of internal control over financial reporting, certain errors, irregularities of fraud may not be detected. Also, the projection to future periods of an evaluation of internal control is subject to risks, including the risk that internal control may be rendered inadequate as a result of future changes in the applicable conditions or that there may be a reduction in the future of the degree of compliance with the policies or procedures established.

Directors’ Responsibility

The Board of Directors of Telefónica, S.A. is responsible for maintaining internal control over the financial reporting included in the consolidated financial statements and for assessing its effectiveness.

Our Responsibility

Our responsibility is to express an opinion on the effectiveness of the Internal Control over the Financial Reporting (ICFR), based on the work performed by us and the obtainment of sufficient evidences.

Our work includes an assessment of the effectiveness of the internal control over financial reporting in relation to the financial information contained in the Group’s consolidated financial statements as at December 31, 2016, prepared in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the regulatory financial reporting framework applicable to the Telefónica Group in Spain.

Our work was performed in accordance with the requirements established in Standard ISAE 3000 “Assurance Engagements Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reasonable assurance reports.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluation the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Independence

Our work was performed in accordance with the independence standards required by the Code of Ethics of the International Ethics Standards Board of Accountants (IESBA), which are based on the fundamental principles of integrity, objectivity, professional competence, due care, confidentiality and professional behaviour.

In accordance with International Standard on Quality Control (ISQC) 1, our Firm has in place a global system of quality control which includes documented policies and procedures in relation to compliance with ethical requirements, professional standards and applicable legislation.

Conclusion

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, an effective internal control with respect to the financial information contained in the consolidated financial statements as of December 31, 2016, based on the criteria and policies defined by the Board of Directors of Telefónica, S.A. in accordance with the guidelines established by the Committee of Organizations of the Treadway Commission (COSO) in its report “Internal Control-Integrated Framework”(2013). Furthermore, the disclosures contained in the information relating to the system of ICFR which is included in Note F of the Telefónica Group’s Annual Corporate Governance Report at December 31, 2016 are in compliance, in all material respects, with the requirements established by the Spanish Companies Law, the Order ECC/461/2013, of 20 March and Circular 7/2015, of 22 December, as amended by the Spanish Securities Market Commission Circular 5/2013, of 12 June.

2

Other matters

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, so we do not express an audit opinion in the terms provided for in the aforementioned Law. Notwithstanding, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2016, prepared by the Parent Company´s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and our report dated February 23, 2017 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Alicia Martínez Durán
Alicia Martínez Durán

February 23, 2017

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 23rd, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Managing Director of Planning,
Accounting, Control and Tax for Telefónica, S.A.